Form 20-F
period 2001-06-30
INFOVISTA SA
filed 2001-12-19
CIK 1117064

As filed with the Securities and Exchange Commission on December 19, 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2001 OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------
                          Commission File no. 000-30838
                                  INFOVISTA SA
             (Exact Name of Registrant as Specified in its charter)
                             -----------------------
                                 French Republic
                        (Jurisdiction of Incorporation or
                                  Organization)
                            ------------------------

                            6, rue de la Terre de Feu
                        91952 Courtaboeuf Cedex Les Ulis
                                     France
                               (33-1) 64-86-79-00
                        (Address and telephone number of
                        Registrant's principal executive
                                    offices)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

             Title of each class:                             Name of each exchange on which registered:
10,462,500 shares, nominal value(euro).54 per share           Nouveau Marche of Euronext Paris SA
                                                              Nasdaq National Market
---------------------------------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares...................................................    19,641,414

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                |X| Yes     |_| No

Indicate by check mark which financial statement item the registrant has elected to follow:

                                |_| Item 17 |X| Item 18


                               TABLE OF CONTENTS

                                                                                       Page No.
                                                                                       --------
PART I ....................................................................................5


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS............................5


ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..........................................5


ITEM 3.   KEY INFORMATION..................................................................5

3.1       SELECTED FINANCIAL DATA..........................................................5

3.2       EXCHANGE RATE INFORMATION........................................................7

3.3       RISK FACTORS.....................................................................8

      3.3.1       Risks Related to our Business............................................8
      3.3.2       Risks Related to our Industry...........................................18
      3.3.3       Other Risks.............................................................19

ITEM 4.   INFORMATION ON THE COMPANY......................................................21

4.1       GENERAL INFORMATION CONCERNING THE COMPANY......................................21

      4.1.1       Name and registered office..............................................21
      4.1.2       Legal form and applicable law...........................................21
      4.1.3       Date of incorporation and expiry........................................21
      4.1.4       Activity of the Company.................................................21
      4.1.5       Register of chamber of commerce.........................................22
      4.1.6       Consultation of legal documents.........................................22
      4.1.7       Fiscal year.............................................................22
      4.1.8       Mergers & consolidations................................................22

4.2       GENERAL INFORMATION CONCERNING THE SHARE CAPITAL OF THE COMPANY.................23

      4.2.1       Subsidiaries and Investments as of June 30, 2001........................23
      4.2.2       Share capital as of October 31, 2001....................................23

4.3       BUSINESS OVERVIEW...............................................................23

4.4       INDUSTRY BACKGROUND.............................................................26

4.5       THE INFOVISTA SOLUTION..........................................................28

4.6       STRATEGY........................................................................29

4.7       DESCRIPTION OF OUR BUSINESS.....................................................30

4.8       PRODUCTS........................................................................30

4.9       PRODUCTS IN DEVELOPMENT.........................................................33

4.10      SERVICES........................................................................34

4.11      GEOGRAPHICAL BREAKDOWN OF REVENUES..............................................35

4.12      END USERS.......................................................................36

4.13      SALES AND MARKETING.............................................................37

4.14      STRATEGIC RELATIONSHIPS.........................................................37

4.15      COMPETITION.....................................................................38

4.16      INTELLECTUAL PROPERTY...........................................................39

4.17      INSURANCE.......................................................................40



4.18      COMMUNICATIONS..................................................................40

4.19      PERSONNEL - SEE "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES"....................40

4.20      RESEARCH AND DEVELOPMENT........................................................40

4.21      OUTLOOK.........................................................................41

4.22      FACILITIES......................................................................41

4.23      LEGAL PROCEEDINGS...............................................................41

4.24      SEASONALITY.....................................................................41

4.25      RAW MATERIALS...................................................................41

4.26      MATERIAL EFFECT OF GOVERNMENT REGULATIONS.......................................41

4.27      ORGANIZATIONAL STRUCTURE........................................................41


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................42

5.1       OVERVIEW........................................................................42

5.2       RECENT DEVELOPMENTS.............................................................42

5.3       REVENUES........................................................................42

5.4       COST OF REVENUES................................................................44

5.5       OPERATING EXPENSES..............................................................44

5.6       PERIOD-TO-PERIOD VARIABILITY....................................................45

5.7       RESULTS OF OPERATIONS...........................................................45

5.8       LIQUIDITY AND CAPITAL RESOURCES.................................................48

5.9       THE EURO........................................................................49

5.10      FORWARD LOOKING STATEMENTS......................................................50


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................50

6.1       BOARD OF DIRECTORS..............................................................50

6.2       EXECUTIVE OFFICERS..............................................................53

6.3       CORPORATE GOVERNANCE............................................................55

      6.3.1       Audit Committee.........................................................55
      6.3.2       Compensation Committee..................................................55
      6.3.3       Investment Committee....................................................55

6.4       [RESERVED] .....................................................................55

6.5       COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS................................55

6.6       OPTIONS AND WARRANTS TO PURCHASE OUR SECURITIES.................................56

      6.6.1       Options.................................................................56
      6.6.2       Warrants................................................................59

6.7       EMPLOYEES.......................................................................60

      6.7.1       Distribution by sector..................................................60
      6.7.2       Geographic distribution.................................................61
      6.7.3       Profit sharing and Share purchase schemes...............................61
      6.7.4       Collective agreements...................................................61

6.8       SHARE OWNERSHIP.................................................................61

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................62

7.1       MAJOR SHAREHOLDERS AS AT OCTOBER 31, 2001.......................................62


7.2       SIGNIFICANT CHANGES TO SHAREHOLDINGS OVER THE LAST 3 FISCAL YEARS...............63

7.4       RELATED PARTY TRANSACTIONS......................................................63


ITEM 8.   FINANCIAL INFORMATION...........................................................63


ITEM 9.   THE OFFER AND LISTING...........................................................63

9.1       MARKETS.........................................................................63

9.2       PRICE HISTORY OF THE STOCK......................................................64

9.3       GENERAL.........................................................................66

9.4       THE NOUVEAU MARCHE..............................................................66


ITEM 10.  ADDITIONAL INFORMATION..........................................................67

10.1      MEMORANDUM AND ARTICLES OF ASSOCIATION..........................................67

10.2      SHAREHOLDERS' MEETINGS AND VOTING RIGHTS........................................67

      10.2.1      General.................................................................67
      10.2.2      Annual Ordinary Meetings................................................68
      10.2.3      Notice of Shareholders' Meetings........................................68
      10.2.4      Attendance and Voting at Shareholders' Meetings.........................69
      10.2.5      Proxies and Votes by Mail...............................................69
      10.2.6      Quorum..................................................................70
      10.2.7      Majority................................................................70

10.3      FINANCIAL STATEMENTS AND OTHER COMMUNICATIONS WITH SHAREHOLDERS.................71

10.4      DIVIDENDS.......................................................................71

      10.4.1      Legal Reserve...........................................................71
      10.4.2      Approval of Dividends...................................................71
      10.4.3      Distribution of Dividends...............................................71
      10.4.4      Timing of Payment.......................................................72

10.5      CHANGES IN SHARE CAPITAL........................................................72

      10.5.1      Increases in Share Capital..............................................72
      10.5.2      Decreases in Share Capital..............................................73

10.6      PREEMPTIVE SUBSCRIPTION RIGHTS..................................................73

10.7      FORM, HOLDING AND TRANSFER OF SHARES............................................73

      10.7.1      Form of Shares..........................................................73
      10.7.2      Holding of Shares.......................................................73
      10.7.3      Transfer of Shares......................................................74

10.8      LIQUIDATION RIGHTS..............................................................74

10.9      REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES.........................74

10.10     PURCHASE OF OUR OWN SHARES......................................................75

10.11     TRADING IN OUR OWN SHARES.......................................................76

10.12     OWNERSHIP OF SHARES BY NON-FRENCH PERSONS.......................................77

10.13     MATERIAL CONTRACTS..............................................................77

10.14     EXCHANGE CONTROLS...............................................................77

10.15     OTHER...........................................................................77

10.16     TAXATION........................................................................77

10.17     FRENCH TAXATION.................................................................77


      10.17.1        Taxation on Sale or Disposal of Shares...............................78
      10.17.2        Taxation of Dividends................................................78
      10.17.3        The Precompte........................................................80
      10.17.4        Estate and Gift Tax..................................................80
      10.17.5        Wealth Tax...........................................................80
      10.17.6        Taxation of U.S. Investors...........................................81
      10.17.7        Where You Can Find More Information..................................86

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................87

11.1      CURRENCIES......................................................................87

11.2      FINANCIAL INSTRUMENTS...........................................................87


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................88


PART II   ................................................................................88


ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................88


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....88

14.1      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS........................88

14.2      USE OF PROCEEDS.................................................................88


Part III  ................................................................................89


ITEM 15.  [RESERVED]......................................................................89


ITEM 16.  [RESERVED]......................................................................89


ITEM 17.  FINANCIAL STATEMENTS............................................................89


ITEM 18.  FINANCIAL STATEMENTS............................................................89


ITEM 19.  EXHIBITS .......................................................................90

19.1      GLOSSARY OF TERMS...............................................................91

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS............................................92

PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

3.1      SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data together with the section entitled "Operating and Financial Review and Prospects" and our consolidated financial statements.

The table below sets forth selected consolidated financial data as of and for each of the five financial years ended, June 30, 2001, 2000, 1999, 1998 and 1997. The data for the years ended and at June 30, 2001, 2000, 1999, 1998, and 1997 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers. The audited consolidated financial statements as of June 30, 2001, 2000, and 1999 and at June 30, 2001 and 2000 appear elsewhere in this report.

All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. GAAP. For your convenience, we have also presented U.S. dollar amounts, calculated at the rate of U.S. $1.00 =(euro)
1.1120 ((euro) 1.00 =0.8993), which was the noon buying rate on October 31, 2001.


   (In thousands, except for share and
   per share data)                                                          Year ended June 30
                                               ---------------------------------------------------------------------------
                                                 2001         2001            2000       1999          1998         1997
                                               -------       ------         -------     -------       ------       -------
                                                (euro)          $            (euro)     (euro)        (euro)       (euro)
Consolidated  Statement  of Income  and
Comprehensive Income Data:
Revenues
   License revenues.........................    19,548       17,579           7,691       1,615          783           52
   Service revenues.........................     8,111        7,295           2,650       1,190          290           69
                                            -----------   ----------     -----------  ----------   ----------   ----------
     Total revenues.........................    27,659       24,874          10,341       2,805        1,073          121

Cost   of   revenues    (exclusive   of
   non-cash   compensation  expense  of
   (euro) 146, $ 132,(euro) 215,(euro) 32,
   (euro) 1 and (euro) 0 respectively)
   Cost of License..........................       882          793             216          67           65            4
   Cost of Services.........................     5,893        5,299           2,540       1,564          416           16
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Total cost of revenues...................     6,775        6,092           2,756       1,631          480           20
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Gross profit.............................    20,884       18,782           7,585       1,174          593          101

Operating expenses:
   Selling   and   marketing   expenses
   (exclusive of non-cash  compensation
   expense of(euro) 309,  $ 278,(euro) 361,
   (euro) 43,(euro)3, and(euro) 3
   respectively) ...........................    16,574       14,905           8,589       2,807        1,401          553
   Research  and  development  expenses
   (exclusive of non-cash  compensation
   expense of(euro) 155,  $ 140,(euro) 231,
   (euro)38,(euro)14, and (euro) 24
   respectively) ...........................     4,640        4,173           1,952       1,063          766          679
   General and administrative  expenses
   (exclusive of non-cash  compensation
   expense of(euro) 1,619, $ 1,455, (euro)
   600, (euro)441,(euro)588, and(euro) 0
   respectively) ...........................     7,629        6,861           3,184       1,689          804          524
   Stock compensation expense...............     2,229        2,005           1,407         554          606           27
   Amortization of goodwill and ............       513          461               -           -            -            -
                                            -----------   ----------     -----------  ----------   ----------   ----------
   purchased intangibles assets
   Total operating expenses.................    31,585       28,405          15,132       6,113        3,576        1,782
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Operating loss...........................   (10,701)      (9,623)         (7,547)     (4,939)      (2,983)      (1,681)
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Other income (expense)...................     4,319        3,884             574         464           58           29
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Loss   before   income taxes and
   minority interest........................    (6,382)      (5,739)         (6,973)     (4,475)      (2,925)      (1,652)
   Income tax benefit.......................        (2)          (2)              -          13           83          183
   Minority interest........................        68           61              17           -            -            -
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Net loss.................................    (6,316)      (5,680)         (6,956)     (4,462)      (2,842)      (1,468)
Other comprehensive (loss) gain,  net of tax:
   Foreign currency translation adjustments.       297         268             (615)       (258)         (12)         (16)
                                            -----------   ----------     -----------  ----------   ----------   ----------
   Comprehensive loss.......................    (6,019)      (5,412)         (7,571)     (4,720)      (2,854)      (1,485)
                                            ===========   ==========     ===========  ==========   ==========   ==========
   Basic and diluted loss per share(1)......     (0.34)       (0.30)          (0.89)      (0.65)       (0.41)       (0.24)
     Basic and diluted weighted
     average shares outstanding(1)..........18,851,731   18,851,731       7,772,868   6,884,708    6,884,708    6,177,942
 Other Financial Data:
 Purchase of fixed assets...................    (4,081)      (3,670)           (788)       (423)        (138)         (75)
 Net cash used by operating activities......    (1,604)      (1,442)         (7,778)     (3,477)        (769)      (2,413)

 Depreciation and amortization..............     1,525        1,372             222         142           77           43

-----------
   (1)   As  adjusted to reflect  the 1:2  reverse  stock split  approved by our shareholders  on May  25,  2000.
         See  Note  1-R  to  the  consolidated financial statements.


(In  thousands,  except  for share and per
share data)                                                                     As of June 30,
                                                  -------------------------------------------------------------------------
                                                    2001        2001            2000      1999            1998        1997
                                                  -------     -------         -------    -------        -------     -------
                                                   (euro)         $            (euro)    (euro)          (euro)      (euro)
Consolidated Balance Sheet Data:
Cash and cash equivalents.......................   62,904      56,569           2,950     2,250          4,727         596
Working capital (current assets less current
   liabilities) ................................   62,775      56,454           4,649     1,470          4,332       1,789
Fixed assets, net...............................    4,758       4,279           1,156       529            210         112
Total assets....................................   85,000      76,441          20,146     5,415          6,350       3,034
Total current liabilities.......................   11,983      10,776          13,421     2,606          1,154         605
Total non-current liabilities...................      448         403             668       485            565         687
Shareholders' equity............................   72,569      65,262           6,004     2,324          4,631       1,742
Capital stock (2)...............................   96,252      86,560          24,560    13,100          9,582       3,851

(2) inclusive of common stock, preferred stock and capital in excess of par value of stock
-------------------------------------------------------------------------------------------------------------------

3.2  EXCHANGE RATE INFORMATION

In this report, all references to the "euro" or "(euro)" are to the lawful currency of the European Monetary Union, all references to the "U.S. dollar" or "$" are to the lawful currency of the United States of America, and all references to the "French franc" or "FF" are to the lawful currency of the French Republic. The legal rate of conversion between French francs and the euro was fixed on December 31, 1998 at (euro) 1.00 = FF 6.55957.

For your convenience, this report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euro at the rate of $1.00 = (euro) 1.1120, the noon buying rate in euro on October 31, 2001. The noon buying rate is the exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate.

On March 10, 2000, we changed our share capital to euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our ADSs on the Nasdaq National Market.

Since the euro did not exist prior to January 1, 1999, we cannot present exchange rates between the euro and the U.S. dollar for periods earlier than that date. Our reporting currency during those periods was the French franc. In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows the French franc/U.S. dollar exchange rate for 1997 through 1998 based on the noon buying rate expressed in French francs per $1.00, and the euro/U.S. dollar exchange rate for subsequent periods based on the noon buying rate expressed in euro per $1.00.



                                Period end rate     Average rate           High           Low
  Euro/Dollar(2)
  November 2001................     1.12               1.13                1.14           1.10
  October 2001.................     1.11               1.10                1.13           1.09
  September 2001...............     1.10               1.10                1.13           1.08
  August 2001..................     1.09               1.11                1.14           1.09
  July 2001....................     1.14               1.16                1.19           1.14
  June 2001....................     1.18               1.17                1.18           1.15

  Year Ended June 30,
  -------------------
  Euro/Dollar(2)
  2001.........................     1.18               1.12                1.21           1.05
  2000.........................     1.05               1.01                1.12           0.92
  1999.........................     0.97               1.11                1.18           1.05

  French Franc/Dollar
  1998.........................  FF 6.05            FF 6.03             FF 6.35        FF 5.72
  1997.........................     5.88               5.42                5.88           5.00
-----------
(1)  The average of the noon buying rate for French  francs or euro, as the case may be, on the last business day of each month during the relevant period.
(2)  Originally published as dollar/euro.

3.3      RISK FACTORS

You should carefully consider the following factors and the other information in this report before deciding to invest in our shares.

3.3.1    Risks Related to our Business

Our limited operating history makes it difficult for investors to predict how our business and our future operating results will develop

We began our current activities in 1995 and from that time have been developing the technology that forms the basis of our products. We began generating sales from early versions of our base product, the InfoVista Engine (now InfoVista Runtime/Workshop), in May 1997. Accordingly, we have a limited operating history as a developer and provider of service level management ("SLM") products upon which an evaluation of our business and prospects can be based, and we face many of the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry. In addition, because of our limited operating history, we have limited experience and insight into trends that may emerge and affect our business.

We have incurred losses, we may continue to incur losses and we cannot guarantee that we will achieve profitability

Since we began our current activities in 1995, we have experienced operating losses in each quarter. We had net losses of (euro) 6.3 million, (euro) 7.0 million, and (euro) 4.5 million, for the fiscal years 2001, 2000, and 1999, respectively. As at June 30, 2001 cumulative losses amounted to (euro)22.7 million. Our current business plan targets profitability in fiscal year 2003, although we may experience one or more profitable quarters during fiscal year 2002. We cannot guarantee that we shall attain this target of profitability and if we do achieve it, we may not be able to sustain or increase profitability in the future. In particular, our ability to attain this target would be harmed if the current economic downturn deepens or in certain acquisition scenarios, as discussed in the risk factor "Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position". We expect to increase our operating expenses, in order to develop new distribution channels and broaden our technical services and customer support capabilities. We will have to significantly increase revenues if we are to achieve and maintain profitability in light of these increases in operating expenses. Although we have achieved significant revenue growth, we cannot assure you that our revenues will continue to increase or that revenue growth that is achieved can be sustained. If we do not significantly increase revenues, we could experience losses and our operating results could be seriously harmed. We are also subject to legal limitations on our use of net operating loss carry forwards for tax purposes.

We expect that our quarterly operating results will fluctuate and this could cause our stock price to fluctuate or decline

Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance. If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

     o    demand for our products and services;

     o    the timing of sales of our products and services;

     o    the announcement and introduction of competing software;

     o    changes in our pricing policies or those of our competitors;

     o delays in the introduction or enhancement of products or services by us or by our competitors;

     o whether our software and services are sold directly or through indirect sales channels;

     o the mix of sales of our licenses and services in Europe, the United States and elsewhere;

     o    costs related to acquisitions of technology or businesses;

     o    customer budget cycles and changes in these cycles;

     o deferrals of customer orders in anticipation of software enhancements or new software;

     o    our ability to attract, retain and motivate qualified personnel; and

     o    changes in general economic and political conditions.

In addition, our business has experienced and may continue to experience significant seasonality. Historically, disproportionate amounts of our annual revenues have been generated by sales of our products during our fourth fiscal quarter (ending June 30), while revenues in our first quarter (ending September
30) are generally our lowest during the year. Sales of products and services such as ours in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30 as many clients reduce their business activities during the summer months. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

We anticipate that the average size of individual client orders may increase as we focus on larger business accounts. As a result, a delay in receiving an order, even from just one account, could have a significant negative impact on our quarterly operating results. Finally, because of the structure of our sales incentives and our clients' budgeting procedures, we typically realize a significant portion of software license revenues in the last month of a quarter, frequently in the last weeks or even days of a quarter. Software license revenues in any quarter are difficult to forecast because they are substantially dependent on orders booked and shipped in that quarter. A delay in an anticipated sale past the end of a particular quarter could therefore negatively impact our operating results for that quarter.

Because we rely on the InfoVista product line and related services for the majority of our revenues today, our failure to commercialize them successfully or to offer other products could weaken our competitive position and adversely affect our results of operations

We currently derive the majority of our revenues from licensing fees and services related to our InfoVista product family, which includes the InfoVista Runtime, the InfoVista Workshop, VistaViews, VistaPortal, VistaMart, Vista Plug-Ins, and Vista Finder. As we acquire companies or businesses, we shall have additional products in our range. We expect that revenues from the InfoVista product line and related services will continue to account for a substantial part of our revenues for the foreseeable future. Broad market acceptance of these products is, therefore, critical to our future success, and any factor adversely affecting sales or pricing levels of these products could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that market acceptance of our products will increase or even remain at current levels. Factors that may affect the market acceptance of our products include the availability and price of competing products and technologies and the success of our sales efforts and those of our marketing partners. Our future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced products. We cannot assure you that any such new or enhanced products will be successfully developed, introduced and marketed, and failure to do so would have a material adverse effect on our business, results of operations and financial condition. Furthermore, in order to be successful in this emerging market, we must be able to differentiate ourselves from our competitors through our products and service offerings and brand name recognition. We may not be successful in differentiating ourselves or achieving widespread market acceptance of our software and services. In addition, organizations that have already invested substantial resources in other methods of managing their computer hardware and software systems may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing management systems.

Our markets are highly competitive and we may not be able to compete effectively

Our software is designed for use in the relatively new, rapidly evolving and highly competitive SLM market, and is targeted to the Operational Support Systems ("OSS") segment. Competition in this market and segment is intense. Our failure to maintain and enhance our competitive position could seriously harm our ability to license our products and sell our services and, therefore, our operating results. Our primary source of competition comes from suppliers of comparable products, including Concord Communications, Trinagy (recently acquired by Hewlett Packard), the Vital Signs division of Lucent, Net IQ, Quallaby Corporation, and several smaller software vendors. Other sources of actual or potential competition include:

     o    suppliers  of  network  and  system  management  products,   including
          Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Sun Microsystems, Aprisma and BMC Software;

     o SLM software providers active in adjacent segments such as event management and policy management;

     o    large software and hardware suppliers;

     o systems integrators who generally provide consulting services to develop client-specific applications;

     o    service suppliers who act as outsourcers of SLM services; and

     o our clients' internal technical organizations that produce proprietary software addressing internal needs.

Moreover, we anticipate that our competitors will introduce additional competitive products, particularly if demand for network management software products increases, which may reduce future market acceptance of our products. In addition, new competitors could enter the SLM market and offer alternative products, which may impact the market acceptance of our products. This could result in price reductions, reduced gross margins and loss of market share. Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we have. Many of these companies have more extensive client bases and broader client relationships than we have, including relationships with many of our current and potential clients. Some of these companies also have more established customer support and professional services organizations than we have. We cannot assure you that we will be able to compete effectively against our current and future competitors.

Our failure to attract new clients could cause our revenues to decline

We need to attract new clients or our revenues could decline. We intend to continue to develop our market share with our core clients and to use the expertise that we have developed with these clients to develop additional market share with other Information Technology ("IT")-intensive organizations such as financial services companies, outsourcers of IT services, application service providers and other multinationals. Our ability to attract new clients depends on a variety of factors, including the reliability, security, flexibility, scalability, price and cost-effectiveness of our software and services as well as our ability to market our software and services effectively.

Our failure to obtain additional large clients could cause our revenues to decline

For the years ended June 30, 2001 and 2000, our five largest clients accounted for approximately 25.8 % and 24.7%, respectively, of our total revenues and our ten largest clients accounted for approximately 34.4% and 35.2%, respectively, of our total revenues. We anticipate that revenues from large contracts with a small number of clients will continue to be an important part of our operating results in any given period. We expect that the composition of that small group of clients will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large clients on an ongoing basis. Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results.

Because our revenues depend on service providers, including telecommunications companies, adverse trends in these clients' markets could have a material adverse effect on our results of operations

We generated approximately 80.8% of our total revenues for the year ended June 30, 2001, from end-users in the service provider industry, which includes telecommunications companies, Internet service providers ("ISPs"), Internet data centers ("IDCs"), application service providers ("ASPs") and outsourcers of IT services such as management service providers ("MSPs"). A significant portion of our revenues is expected to continue to be attributable to sales of products to telecommunications clients. Our future performance depends significantly upon the telecommunications market generally. If the economic downturn continues to affect this market into the foreseeable future it could have harmful effect on our business, results of operations and financial condition. In particular, if telecommunications clients decreased the incorporation of our solutions as part of their product and service offerings to end-users, our business would be harmed. It would also affect our ability to collect payments due from clients.

The actual or potential insolvency of any of our telecommunications clients could cause us to recognize provisions for doubtful accounts receivable or defer additional revenues on new sales. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Our software requires the use of third-party software and our business could be seriously harmed if we fail to obtain or embed it effectively in our software

We license third-party software and embed it into our products. In particular, we license software from eXcelon Corporation (formerly, Object Design, Inc.) that is integrated with internally developed software and used in our products to perform key functions. On August 23, 2000, we entered into a contract with eXcelon Corporation to renew our license, which will expire December 31, 2007. Although we have negotiated licenses on commercially reasonable terms for third-party software, we cannot guarantee that such third-party software licenses will continue to be available to us on commercially reasonable terms, if at all. Although we believe that alternative software is available from other third-party suppliers for most of the third-party software that we use, if we are unable to maintain the third-party software licenses we could face delays or reductions in our product shipments until equivalent software is developed internally or is identified, licensed from third parties and integrated with our software. Any such delays or reductions would have a material adverse effect on our business, operating results and financial condition. In addition, the inability of these third parties to enhance their products in a timely and cost-effective manner in response to changing client needs, industry standards or technological developments could adversely affect our business. Any of these events could result in shipment delays or reductions in the sale of our software and could require us to redesign our products. Furthermore, we might be forced to limit the features available in our current or future software products. Either alternative could seriously harm our business and operating results.

The inability of our products to operate with the products used by our present and potential clients could harm our revenues

Our products are designed to operate on a variety of hardware and software platforms employed by our clients in their networks. We must continually modify and enhance our products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by hardware and software vendors could materially adversely impact our business, operating results or financial condition. The failure of our products to operate effectively across the various existing and evolving versions of hardware and software platforms and database environments employed by clients could have a material adverse effect on our business, operating results or financial condition.

Defects in our products could harm our reputation and expose us to potential liability

Software products such as ours often contain errors or defects when first introduced or when new versions or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, or at all. We believe that we maintain adequate worldwide product liability insurance. However, any insurance would only partially offset the cost of correcting significant errors or defects. We may therefore need to expend significant capital resources in order to eliminate or work around errors and defects. Errors and defects in our products may result in the loss of, or a delay in, market acceptance of our products, the diversion of development resources, damage to our reputation and increased service and warranty costs. Many of our clients use our products to monitor and manage business-critical applications. Because of this, errors, defects or other performance problems in our software could result in significant financial or other damage to our clients. As a result, our clients could pursue claims against us. A product liability claim brought against us, even if not successful, would be likely to be time consuming and costly to defend and could adversely affect our marketing efforts.

Our failure to adapt to rapid changes in technology or to develop and introduce new products or enhancements to existing products could seriously reduce the demand for our products

The market in which we compete is characterized by rapid changes in customer needs, technology and competing products. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. For example, our products are designed mainly to use the industry-standard Simple Network Management Protocol ("SNMP") and to interact with and report on industry-standard operating systems. New technologies could change the way products like ours are sold or delivered. As a result, the life cycles of our products may be very short. We will need to develop and introduce new products and make enhancements to our existing products. Our products are complex, and new products and product enhancements require long development and testing periods. We may not be able to develop new products or enhance or modify our existing products or may experience delays in new product releases in the future. If we fail to develop new technologies, or to develop and deploy new product releases or enhanced products on a timely basis, or if our products do not gain market acceptance, our revenues would decline and market perception of our company would be harmed.

Our products have a long and variable sales cycle making it difficult to determine if and when a sale will occur

Our products have a long and variable sales cycle, which is typically between three and six months in duration. The reasons for the long sales cycle include the following:

     o we may need to educate our potential clients on the use and benefits of our products;

     o    client purchase  decisions often require lengthy  budgeting,  approval
          and  competitive   evaluation  processes  that  accompany  significant
          capital expenditures;

     o clients frequently begin by evaluating our products on a limited basis, typically for 30 days, devoting time and resources to testing them before they decide whether or not to purchase a license; and

     o clients may defer orders in anticipation of releases of new software or enhancements by us or our competitors.

As a result of the long and unpredictable sales cycle, we face difficulty in completing sales, which can cause us to incur costs and mobilize resources with no resulting revenue, and which, in addition, can cause our quarterly operating results to vary widely.

Our failure to protect our intellectual property adequately could harm our competitive market position

Our success depends upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Our failure to protect our technology adequately may lead to the development of similar technology by third parties and reduce our software license revenues. We have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service, and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the United States, with two U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. We expect to file an application to register an additional patent with the Institut National de la Propriete Intellectuelle (I.N.P.I.) before the end of the calendar year. We have registered the trademark "InfoVista" in a number of countries, including in Europe (as a Community Trademark) and the United States, and have trademark applications pending in a number of jurisdictions. Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs to us and diversion of our resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable. If we do not receive a particular patent, our competitors will not be restricted from developing and operating independently technology that is similar to any of our unpatented technology. If we do not receive a trademark registration, we can still use that trademark, but our rights may be weaker than if it were registered. In addition, we have acquired some of the technology underlying our software internationally, and we sell our software internationally, and the laws of many countries do not protect our proprietary rights to the same extent as the laws of the United States and Europe.

Claims that our products infringe the proprietary rights of others could harm our sales and increase our costs

Other companies or individuals, including our competitors, may have or obtain patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use or sell our software. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights by others, particularly patent rights. As a result, we may be held by a court to have infringed on the proprietary rights of others. We have received, and may in the future receive, communications alleging possible infringement by us of patents and other intellectual property rights of others. We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

     o cease making, licensing or using products or services that incorporate the challenged intellectual property;

     o obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all; or

     o redesign our products, which could be very costly and force us to interrupt product licensing and product releases, and might not be feasible at a reasonable cost or at all.

Our inability to maintain and establish new relationships with strategic partners and other indirect sales relationships could cause our revenues to decline

Our  sales   strategy   requires  that  we  establish   and  develop   long-term
relationships through indirect sales channels. Our indirect sales channels include Business Solution Integrators ("BSIs") who offer IT integration and project management services to their customers and provide our products as a part of a broader solution; original equipment manufacturers ("OEMs"), who incorporate our products into their own products; and Certified Participants ("IVCPs") who are typically providing wide ranging consulting services to their clients and refer those clients either directly to us or to one of our BSIs for the supply of products and/or services. We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing. We intend to continue to develop new relationships with indirect sellers and strategic marketing partners. Our success will depend in large part on our ability to develop and maintain these additional relationships and on the performance and success of these third parties. We may not be able to further develop and fully benefit from our existing relationships. In addition, we have established our relationships recently, and we cannot predict the extent to which our indirect channels will be successful in marketing our products or the degree to which we will develop compatible products or successfully joint market programs. If we are unable to establish and maintain these new relationships, our future sales volume may decline. Our current agreements with our strategic marketing partners and indirect channels do not prevent them from selling products of other companies, including products that may compete with our products. These strategic marketing partners and indirect channels could give higher priority to another company's software or to their own products than they give to ours. In addition, we generally sell our products to our indirect channels at a discount to our prices for direct sales. As a result, an increase in sales through indirect channels would reduce our gross margins.

Our inability to hire and retain research and development engineers, sales persons and qualified service personnel would limit our revenue growth

We believe that research and development is at the core of our business. We need engineers to develop the programs that address our customers' needs. Our engineers must not only develop new products, but also upgrade existing products and solve any problems that may arise with our software. There is intense competition for qualified personnel in the software industry and relatively few people with the highly specialized technical training and experience that we require. Our inability to hire engineers may delay the development, launch and update of our products, and our reputation and revenues could be harmed.

To date, we rely upon our sales force for a significant portion of our revenues. Over the fiscal year 2001 we have strengthened this team and we plan to continue to hire new personnel over the coming year in order to sell InfoVista products to a greater number of clients and to generate increased revenues. However, competition for qualified sales personnel is intense, and we may not be able to hire as many qualified individuals as we may require in the future. In addition, we may not be successful in managing an expanded sales force or in increasing its productivity. Because sales personnel need to be experienced in our market, may require extensive training and may take six months or longer to achieve full productivity, it is important that we retain experienced sales people in order to maintain the quality of service and volume of sales. These factors may have an adverse effect on our ability to manage and optimize our sales force and so to realize increased sales.

We believe that growth in our product license revenues depends in part on our ability to provide our clients with professional services and to educate third-party resellers on how to provide similar services. Over the last twelve months, we have moderately increased the number of service personnel and we will continue to recruit skilled, qualified people. However, competition for such personnel is also very intense, and if we are unable to attract, train or retain the number and caliber of staff that our business needs, our reputation, revenues and customer satisfaction could be harmed.

Our inability to hire and retain our key personnel would slow our growth

Our business is dependent on our ability to hire, retain and motivate highly qualified senior management and other key personnel. A number of these people have recently joined us. Our performance is substantially dependent on the performance of key technical and senior management personnel. We do not maintain key person life insurance policies on any of our employees. Qualified individuals are in high demand and we may not be able to attract the personnel we need. The loss of the services of any of our senior management or our inability to attract qualified additional personnel could harm our business.

Our inability to manage our growth and expansion effectively could seriously harm our ability to effectively run our business

Our historical growth has placed, and our intended future growth, is likely to continue to place a significant strain on our management, financial, personnel and other resources. We have grown from 62 employees at June 30, 1999 to 243 employees at June 30, 2001 and our total revenues have grown from (euro) 2.8 million in fiscal year 1999 to (euro) 27.7 million in fiscal year 2001. We have expanded geographically in Europe, Asia and across the continent of the United States. During fiscal year ended June 30, 2001, we have opened a subsidiary in Spain and another one in Belgium. We have increased our presence in Germany by the acquisition of Tiss The Intranet Solution, a German business systems integrator. We have also recently opened a branch office of our Singapore subsidiary in Australia. To effectively manage growth, in particular for the more geographically remote locations, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could seriously harm our ability to respond to clients and negatively impact the quality of our software and services and our operating results.

We will be increasingly susceptible to risks associated with our international operations, which could harm our operating results

Our international expansion will subject us to a variety of risks, including:

     o    currency exchange rate fluctuations;

     o    recessionary trends, including higher interest rates;

     o    spiraling inflation;

     o    seasonal fluctuations in purchasing patterns;

     o    tariffs, duties, export controls and other trade barriers;

     o    unexpected changes in regulatory requirements and applicable laws;

     o    government ownership or regulation of the economy;

     o    longer  accounts   receivable   payment  cycles  and  difficulties  in
          collecting accounts receivable;

     o even lengthier sales cycles and increased selling expenses, including those for travel;

     o    difficulties and costs of staffing and managing foreign operations;

     o reduced protection for, or our inability to secure and enforce, intellectual property rights in some countries;

     o    increased costs to defend our intellectual property rights;

     o    potentially adverse tax consequences;

     o the burdens of complying with a wide variety of foreign laws and regulations; and

     o    political and economic instability.

Any of these factors could harm our operating results. In addition, it is possible that the relevant tax authorities may review our prior and future intragroup arrangements, which may adversely impact the tax treatment of our income for those periods. In the future, our international revenues may be increasingly denominated in local currencies. Because we do not have a hedging program, we are vulnerable to adverse fluctuations in foreign currency which may reduce revenues from outside the euro zone.

Our  inability  to  acquire  and  integrate   other   businesses,   products  or
technologies could seriously harm our competitive position

In order to remain competitive, we may acquire additional businesses, products or technologies. In December 2000, we acquired Tiss The Intranet Solution GmbH, a German business systems integrator. We are and will continue to pursue potential acquisition projects in upcoming months. Regarding such acquisition candidates, we may not be successful in negotiating the terms of the acquisition, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will divert significant management time and resources. If we consummate any significant acquisitions using stock or other securities as consideration, your equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. In addition, we may be required to amortize and/or write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could seriously harm our financial results. If we acquire a loss-making company, the acquisition will increase the group's losses and will affect our profitability targets and our operating results. If an acquisition project does not go to term, the external advisers costs incurred will be added to our general and administrative expenses and will therefore affect our profitability target and operating results.

In the future, we may not be able to secure financing necessary to operate our business as planned

We believe our current cash balances and cash provided by future operations should be sufficient to meet our anticipated cash needs for working capital and capital expenditure requirements for at least the next 18 months, excluding any exceptional costs such as acquisitions. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds for these purposes. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our sales and marketing and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and operating results. If we issue debt, the debtholders would have rights senior to shareholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities could have rights senior to those of our shares.

We are incurring compensation and other costs relating to our stock option plans and warrants, which adversely affects our margins and our results of operations and may increase our tax liability

We have granted options and issued warrants to our employees on various occasions. In addition, certain principal shareholders sold shares to some of our employees pursuant to a certain repurchase options granted to such employees by such shareholders. Under U.S. GAAP, some of these grants, issues or sales are treated as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately (euro) 4.2 million in stock compensation expense from July 1, 1998 through June 30, 2001. We expect the remaining costs associated with these plans to amount to a total of approximately (euro) 0.4 million for the fiscal year 2002 and (euro) 0.04 million for the fiscal year 2003.

In addition, French fiscal law allows for favorable tax regime for options provided that, among other considerations, the shares resulting from the exercise of options, by employees who were resident in France at the date of grant, are not sold for a period of either 4 years or 5 years (depending upon the deemed date of grant) from the date of grant of the options. Our existing stock option plans are not structured to enforce this holding period. If any of our employees who were French resident at the date of grant of the options, exercises the options and sells the resulting shares before the end of the relevant 4 or 5 year holding period, we could be required to pay French social charges on those amounts. If the resulting shares are sold or transferred prior to the expiration of the applicable holding period, a less favorable tax regime applies to the employee. For this reason, we do not consider the premature sale of such shares very probable and accordingly we have not made a provision in our financial statements for this potential risk. The amount of social charges which would be payable by the Group in the event that such employees exercised their options and sold the resulting shares prior to the expiration of the 4 or 5 year holding period, we would have to pay taxes in an amount equivalent to approximately 45% of the difference between the market price at the date of the exercise and the exercise price.

We do not currently anticipate effecting a stock option cancellation and re-grant scheme in such a way that it would generate significant stock compensation charges to the our operating results, however we cannot exclude that possibility in the future, nor can we exclude the possibility that the accounting rules may be changed retroactively such that we may be obliged to record variable stock compensation arising from a stock option re-pricing. If the exercise price of the re-granted options under a stock option re-pricing scheme is lower than the exercise price of the cancelled options, it is more likely that the option holders will exercise their options and thus dilute your equity in us.

3.3.2    Risks Related to our Industry

If the SLM market, or the performance reporting segment in particular, declines or fails to grow, demand for our products will be reduced

We derive all of our revenues from the sale of products and services designed to allow our clients to monitor, analyze and report on the performance, availability and quality-of-service of IT infrastructure, including networks, servers and applications. Our products are part of the software market segment known as SLM. The market for SLM and performance reporting solutions is relatively immature, is rapidly evolving and will likely consist of an increasing number of competitors. If that market fails to develop, or develops more slowly than expected, our business and operating results could be seriously harmed.

Because we are subject to general economic and market conditions, any economic downturn could materially adversely affect our business, results of operations and financial condition

Segments of the software, technology and telecommunications industry have experienced significant economic downturns in the past characterized by decreased product demand, price erosion, work slowdowns and layoffs. Our operations may experience substantial fluctuations in the future from period to period as a consequence of general economic conditions affecting the timing of orders from major clients and other factors affecting capital spending. Although we have a diverse client base, we have targeted certain markets including telecommunications carriers, ISPs, outsourcers and integrators. The current economic downturn has affected the technology sector and the telecommunications market in particular. This has led to a decrease and or delay in such companies' overall investments in IT infrastructure on both hardware and software. This means that the current or future economic downturn in general or in the targeted markets in particular could have a material adverse effect on our business, operating results and financial condition.

Without the continued demand for the Internet and related infrastructure to transport data, demand for our products would decline

Our revenues will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the necessary speed, data capacity, security and hardware necessary for reliable Internet access and services. We are working to make our tools increasingly available to users through Web-based applications. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt and continue to use the Internet and other online services and data transmission options as a medium for business transactions. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven and profitable services and products. In addition, the Internet may not be accepted in the long-term as a medium for conducting business transactions for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Finally, privacy and security concerns raised by governmental bodies and consumer groups regarding consumer and business use of the Internet, and governmental regulation that seeks to address these concerns, could impede the expected growth of e-commerce and other business uses of the Internet.

3.3.3    Other Risks

The price of our shares and ADSs is highly volatile and could decline significantly

The price of our shares and ADSs has been highly volatile since our listing on the Nouveau Marche of Euronext Paris and the Nasdaq on July 7, 2000. For example, between our initial public offering and the date of this report, the price of our shares on the Nouveau Marche has fluctuated between (euro) 2.01 (lowest reported price of our shares) on September 21, 2001 and (euro) 57.00 (highest reported price of our shares) on October 24, 2000. On October 31, 2001, the price of our shares on the Nouveau Marche was (euro) 3.60. See "The Offer and listing - Price history of the stock" for historical pricing data on our shares and ADSs. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology and computer software companies. As a result, you may experience a material decline in the market price of our shares, regardless of our operating performance. Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

     o the difference between results announced by us and forecasts (published or not published) by analysts;

     o    the announcement of the results of competitors;

     o important contracts, mergers, acquisitions, strategic partnerships or participations involving our competitors or us;

     o a modification in analyst forecasts or their investment recommendations regarding InfoVista;

     o    the announcement of SLM or other technological innovations; and

     o    fluctuations in our operating results.

In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often extremely expensive and diverts management's attention and resources.

We are controlled by a small group of our existing shareholders, who may make decisions with which you disagree

On October 31, 2001, our directors, executive officers and affiliates beneficially owned approximately 11.33% of our shares. Accordingly, they have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions, and also the power to prevent or cause a change in control. They may also have the power to control the election of members of our board of directors. The interests of these shareholders may differ from your interests. In addition, this concentration of ownership may delay, prevent or deter a change in control and could deprive you of an opportunity to receive a premium for your shares or ADSs.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

The ADSs trade in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. securities markets. Any dividend we might pay in the future would be denominated in euro. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

You may not be able to exercise preemptive rights for shares underlying your ADSs

Under French law, shareholders have preemptive rights ("droits preferentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Nouveau Marche. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

     o In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

     o In order to vote at shareholders' meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

     o ADS holders may not receive copies of all reports from the depositary or us. You may have to go to the depositary's offices to inspect any reports issued.

     o We and the depositary may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.


ITEM 4.  INFORMATION ON THE COMPANY

4.1      GENERAL INFORMATION CONCERNING THE COMPANY

4.1.1    Name and registered office

InfoVista SA
6 rue de la Terre de Feu
91952 Courtaboeuf Cedex Les Ulis
France
Telephone: + 33 1 64 86 79 00

Agent for service in the United States in connection with the initial and secondary offerings is InfoVista Corp., 10440 Little Patuxent Parkway, 4th Floor, Columbia, MD 21044, tel. (410) 997-4470.


4.1.2    Legal form and applicable law

InfoVista SA is a French societe anonyme with a Conseil d'administration. The company is subject to the provisions of Book II of the French Code de commerce and the Act n(degree) 67-236 of 23 March 1967 which relates to trading companies.


4.1.3    Date of incorporation and expiry

The company was incorporated on October 14, 1985 in the form of a French societe a responsabilite limitee under the name Methodes Futures pour l'Informatique M.F.I. and was registered on December 3, 1985 for a duration of 99 years. It was transformed into a societe anonyme on December 1, 1992. The company changed its name to InfoVista SA on April 5, 1996.


4.1.4    Activity of the Company

The company's activities, in France and abroad, are the following:

     o    The research, study, design, development and production of software,

     o Training, consulting, sales, distribution and maintenance regarding all equipment, software or services as concerns computing, automatic or automation processes, industrial automation, bureaucratic, or telecommunication structures for companies or institutions, public or private, whatever their area of business,

     o generally, all industrial, commercial, stock, property, and financial operations that may have a direct or indirect effect on the defined purposes or contribute to their development.

They are also found in Article 2 of our statuts.


4.1.5    Register of chamber of commerce

The company is registered with the Register of Commerce & Companies of Evry under number 334 088 275. Its APE code is 722 Z, being the activity of development and commercialization of software.


4.1.6    Consultation of legal documents

The company's statuts, minutes of shareholder meetings and other publicly available documents can be consulted at the company's registered office.


4.1.7    Fiscal year

The company's fiscal year runs from July 1 to June 30.


4.1.8    Mergers & consolidations

Since June 30, 2000, there have been no material reclassifications, mergers or consolidations of InfoVista SA or any of its subsidiaries; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; or name changes. Since the creation of InfoVista SA, the only acquisition of a business activity has been the acquisition of TISS, achieved on December 2, 2000. It is intended to merge TISS with InfoVista GmbH at the end of this calendar year. There have been no bankruptcy, receivership or similar proceedings with respect to InfoVista SA or its subsidiaries.

The principal capital expenditure of InfoVista since June 30, 1998 is the (euro)
3.2 million acquisition of TISS. There are no additional principal capital expenditures and divestitures currently in progress.

There has been no indication of any public takeover offer by any third party in respect of our shares or by us in respect of other companies' shares, which have occurred during the last and current financial years.

4.2      General information concerning the Share Capital of the Company

4.2.1    Subsidiaries and Investments as of June 30, 2001

                               [GRAPHIC OMITTED]



                                                   InfoVista SA
                                                     (France)
----------------------------------------------------------------------------------------------------------------
InfoVista Corp.  InfoVista AP Pte  InfoVista UK    InfoVista BNL  InfoVista GmbH  InfoVista IBE  TISS Intra GmbH
(United States)     (Singapore)   (United Kingdom)   (Belgium)       (Germany)       (Spain)        (Germany)
     100%              72.83%          100%            100%            100%           100%             100%




4.2.2    Share capital as of October 31, 2001

Number of ordinary shares issued: 19,661,725, all of which are fully paid up.

Nominal value of each ordinary share :(euro)0.54

Issued Share Capital:(euro)10,617,331.50



4.3      BUSINESS OVERVIEW

InfoVista is a leading global provider of software solutions that help service providers and large corporations to achieve better returns from their complex IT infrastructures. Our products target the Service Assurance segment of the OSS market. Our software monitors, analyzes and reports on the performance, availability and quality-of-service of IT infrastructure, including networks, servers and applications. We market our solutions primarily to telecommunications companies, as well as to other IT-intensive organizations such as financial services companies, outsourcers of IT services, including MSPs, application service providers and other multinationals. Our solutions' easy-to-use interface enables IT managers and non-technical users alike to proactively manage their IT resources, analyze network resource activity and trends, anticipate future demands and prepare customized quality-of-service reports.

Our  end-users  are  either  external  IT  service   providers  or  internal  IT
departments. They use our solutions to:

     o monitor and measure the service level they are providing to their external customers. For example, one of our clients uses our solutions to send periodic quality-of-service reports to its customers including metrics such as traffic volume and network availability. As a core component of our client's network, the InfoVista solution is being implemented to monitor and report on the status of various elements of the network and will then be used to provide web accessible performance reports for our client's customers.

     o monitor and measure the service level they are receiving from their external suppliers, such as telecommunications companies, ISPs and ASPs. For example, British Airways uses our solutions to monitor data transmission services received from its telecommunications company.

     o monitor and proactively manage their own internal IT networks. For example, First Union Wachovia Bank uses our solutions to manage its corporate intranet. Under the bank's "next generation network", the bank's various corporate business units will be able to opt for, and pay for, appropriate service levels. Our solutions are used to monitor each business unit's usage and the adherence of the network to the agreed upon service level.

     o monitor Service Level Agreements ("SLAs") in real-time in order to locate network troubles before they cause a problem. For example, AimNet Solutions provides end-to-end network architecture, integration and management services for many mid-sized companies across New England, the New York Metro area and the Southeast of the United States. The company chose InfoVista for the real-time monitoring and reporting of network performance data. Our solution allows AimNet to present real-time SLA data via its Web portal, giving its clients a complete view of their managed infrastructure. The ability of
          InfoVista's  solution  to generate  exceptions  of SLA  violations  in real-time allows AimNet to provide and assign resources to troubleshoot before they affect a customer's network environment.

We have developed significant relationships in the telecommunications industry, including with Bell South International, British Telecom, Chung Hwa Telecom, France Telecom, infonet, Marconi, MCI Worldcom, Nippon Telephone and Telegraph, Telefonica, Tiscali, the Sita/Equant Group, T-Data (a subsidiary of Deutsche Telekom) and Worldport Communications and with ISPs, including BroadRiver, Highway One, UUNET and Wanadoo. Users of our products also include IT-intensive organizations, such as financial services companies like Axa, Banque de France, Deloitte & Touche, First Union Wachovia Bank, Royal Bank and other multinational companies like Graybar, Hoffmann--La-Roche, Motorola, Nestle, Pfizer and Shell. An example of an outsourcer of IT services who uses our products is Aimnet Solutions. As of June 30, 2001, we had 470 end-users of our products holding in aggregate 4,504 licenses for our products, including 1,306 licenses for the InfoVista Runtime Server. We use a two-tiered sales strategy consisting of both a direct sales force and indirect sales channels. Our direct sales force markets mainly to the telecommunications and ISP industries and provides support to our indirect sales channels. Our indirect sales channels, with whom we have developed long-term relationships, include:

     o Business Solution Integrator, (BSI) A systems integrator who offers IT integration and project management services to its customers and provides our products as a part of a broader solution

     o InfoVista Certified Participants, (IVCP) Typically a consultant or integrator who recommends InfoVista Products and supplies services related to InfoVista solutions

     o Authorized Vista Developer, (AVD) Designation indicates partner expertise in the creation of VistaViews and/or advanced InfoVista integrations and customizations for additional client and market value. This partner type has been authorized by InfoVista as a developer for value-added integration between InfoVista product(s) and other vendors' products. This is could take the form of development of a VistaView, access to data collected by InfoVista to be used by another application, or other forms of integration that add value for clients. The partner member of the AVD program has access to tools and support focused on its area of expertise, works with InfoVista with its development efforts, and in the case of the development of a VistaView, the VistaView is certified. InfoVista also provides specific training and certification for each AVD participant.

     o Prewired Partner, (PWP) Designation indicates that the partner's product and the InfoVista product have been integrated at a mutually agreed upon level. Examples include a VistaView created for the PWPs product(s) or the access by PWP to data collected by InfoVista for use in its own products for additional value to clients.

     o InfoVista Inside Partner, (IVI), also an OEM or Original Equipment Manufacturer. A manufacturer who integrates InfoVista Server software with a VistaView specifically for the partner's product(s) and sells it directly to its customers.

          The IVI Program, is an original equipment manufacturer (OEM) program that has been designed for, and necessitated by, the growing number of companies who want to embed InfoVista's leading edge performance reporting technology with their products and services. The IVI program is targeted at companies that want to complement their products with a premier service assurance and performance management reporting solution via InfoVista technology and offer that solution to their customers. IVIs will bundle a set of VistaViews, specific to their own product line, and the InfoVista Runtime Server and sell this as a performance management solution for its products. InfoVista Inside Partners understand that because performance management reporting is not their core expertise, this program allows them to offer their customers immediate value.

We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing campaigns. Currently, our joint relationships include projects with Cisco, Network Harmoni, Orchestream, Juniper Networks, Ipanema and ILOG Software. A key to success in our respective businesses is to anticipate the future needs of our clients. We believe that our strategic alliances with organizations such as Cisco, Packeteer, Cap Gemini Telecom and others, in addition to our own research, have given InfoVista a window into the future. We consider that solutions to these new challenges, some currently in process, will be the foundation of the client requirements of the future.

We have also recently launched "VistaCosm", a secure InfoVista Partner extranet to enhance support of partners. VistaCosm is designed to assist partners in making the most of their partnership with InfoVista, providing access to news, information, marketing support and technical resources.

We began our current activities in 1995 when Alain Tingaud, along with private investors, acquired a software service company. He has since transformed the company into a producer of technologically advanced SLM real-time and historical reporting solutions. From 1995, we have been developing the technology that forms the basis of our products and we began generating sales from early versions of our products in May 1997.

4.4      INDUSTRY BACKGROUND

Cost Issues Dominate in the "new" New Economy

As business drivers become increasingly intertwined with the IT infrastructure technology needs of large enterprises and service providers, cost issues have gained precedence. Corporate decision makers are taking a closer look at the bottom line when evaluating IT infrastructure options. With the onset of a global economic downturn and consequent slow down in corporate spending, the focus on performance and Return On Investment (ROI) has never been greater. The InfoVista solution is directed at helping enterprises and service providers to address this issue.

While the information technology and network management teams have a tremendous volume of data available to justify the technical and functional value of their assets, there has traditionally been an under-emphasis on accounting for the cost-effectiveness and business benefits of indispensable technology solutions. The booming "new economy" helped to foster the urgency of gaining market share over generating or verifying profits as businesses worldwide spent an estimated $2.2 trillion on IT in 2000 (source: Meta Group : Information Week Aug. 6 2001). In the current unstable economic climate, IT investment projects have become subject to much greater rigorous cost-benefit analyses than was previously the case.

At the same time, the role of IT in the corporation has been steadily moving to the forefront. The optimized role of IT brings expectations of increased levels of accountability. The scope and architecture of traditional IT was originally tactical and targeted at basic functional needs. Now IT has transitioned into a fully strategic role as it is integrated into the highest levels of corporate governance and business planning. The current focus on ROI can be seen as the inevitable consequence of the changed economic conditions and the new place held by IT infrastructure in the management of a corporation.

Measuring costs, measuring benefits

ROI tools depend on establishing metrics that measure value. Value metrics are crucial to communicating success, failure and important gaps that may exist in a company's business methods and services. Traditionally, ROI goes beyond simply determining when the investment will pay for itself. It uses metrics that consider the business value of an IT project, comparing the cost of implementing the project with the financial benefits it provides. Based on the assumptions that are made for the company calculating its ROI, those results can be operating-cost reductions, revenue growth or both. For major implementations the benefits may be evident in months or could take years.

Rapid growth and continued advances in networking technology have led to an unprecedented increase in systems, networks, services and distributed applications which organizations rely upon for their businesses to function. Not only have the numbers and diversity of equipment, technologies and vendors increased, the distribution of infrastructure components also is increasing. There is a strong need for integration and for managing the enterprise infrastructure at reasonable cost while providing higher service levels. Reliability and performance of the underlying computing, networking and distributed service infrastructure have become critical to any company's business.

SLM software such as ours fits into the Service Assurance segment of the OSS market. The OSS market consists of the software used by telecommunications service providers to automate internal business processes involved in the provision of IP-centric telecommunications services, with the objectives of improving the quality of services provided, customer care and operational efficiency. OSS functionality covers the end-to-end spectrum from order-taking, service activation, fault management and service level monitoring through to billing; and is active from the network layer up to the final client.

Worldwide deregulation of the telecommunications sector has created the opportunity for new competitors to provide data and voice services that were historically offered by a single incumbent provider in each country or region. This increase in competition has forced service providers to differentiate their services on the basis of pricing, range of service, quality and reliability. Enhanced and affordable transmission services continue to accelerate the proliferation of networks, increased outsourcing of IT services and the emergence of a range of service providers. For example, ASPs host certain business applications on their own IT infrastructure and offer usage time to their customers via the Internet.

These developments have created an increasing need to measure, anticipate and manage the quality and performance of IT infrastructure in the end-to-end execution of business functions and transactions. Consequently, businesses are demanding tangible evidence of IT service performance, as demonstrated by the emergence of formal SLAs, contracts between service providers and service consumers. These contracts include performance objectives, using metrics such as network availability, bandwidth usage, application response times and mean time to repair or restore. SLM software is then used to monitor these metrics both for end-to-end service and IT infrastructure, including its hardware components and applications, as well as Wide Area Networks ("WAN") and Local Area Networks ("LAN") resources.

SLM software can be categorized into three areas of application:

     o performance reporting, which can be both historical reporting for trend analysis and continuous, real-time performance reporting and monitoring for interactive resource management. For example, performance reporting is used both to help service provider companies manage the IT service they provide to their customers and also to help enterprises manage their own IT services.

     o event management, which is used to resolve a default or other service disruption once the event has occurred. It typically defines processes to resolve IT problems but only after a disruption has occurred. For example, event management software enables a company to respond rapidly when its IT system's operations are disrupted by identifying which users are affected, pinpointing sources of the network problems and automating operator responses.

     o policy management, which is used to set and manage IT resource priorities. For example, bandwidth management enables a company to efficiently exploit its bandwidth utilization by setting priorities for its use so that important business needs, such as financial reporting or order entry, are given priority over less important uses like interoffice e-mail.

Most currently available SLM solutions are designed to respond to only one of the three areas of application of SLM. Clients are therefore seeking performance reporting solutions that can be easily integrated with other SLM software and provide reporting capabilities across the three SLM areas of application.

The InfoVista Value Proposition

Many global businesses have already made significant investments in technology and online infrastructure in recent years. Further purchases that help to optimize their IT assets must therefore demonstrate a significant ROI in terms of impact on revenue, business processes, transactions and associated cost reductions.

InfoVista solutions for Performance Management and Service Level Assurance create substantial returns on the InfoVista purchase investment. Clients will generally realize immediate savings on IT infrastructure care, maintenance and growth.

Additional savings are found in the main stream of Performance Management ROI. These include the clear benefits of managing networks, systems and applications by troubleshooting problems before help desk calls are made and by reducing the time to correct problems. Down time, and the effort required to correct, equates to costs. This affects all of InfoVista clients to varying degrees.

Effective management of service levels is also a cost saving. The verification of service levels can ensure best use of services purchased or can ensure the best delivery of services - depending upon which side of the IT services the InfoVista's client finds itself. This assurance can prevent lost revenue due failure to meet service level commitments.

Finally, InfoVista helps system architects to visualize the growth of their networks and systems. With a clear understanding of the current and future capacity of their systems, degraded performance due to overloaded components will be managed more effectively. Moreover, the appropriate new equipment and system upgrades can be applied to their systems via information from InfoVista, preventing unnecessary expenditures on unneeded equipment and software.

4.5      THE INFOVISTA SOLUTION

Through flexibility, scalability and openness, InfoVista's products provide a comprehensive solution. InfoVista reports provide service views showing a complete picture on a single report enabling the IT service to detect, isolate and resolve a service level problem. InfoVista also provides operational reports detailing performance thresholds. InfoVista can also be easily integrated with other management systems to leverage existing tools and processes, in order to resolve service level issues. In addition, the flexibility, scalability and openness of our products provide an efficient environment to provide reports that give strategic visibility and a competitive advantage.

Our products are designed to provide the necessary reporting and monitoring capabilities to bridge the gap across the three SLM areas of application and have the following key advantages over most of our competitors:

     o Real-time and historical reporting. Our reports can be run continuously to identify and report on IT infrastructure performance and events on a real-time basis and also perform historical reporting to identify long-term trends. Most of our competitors' products either provide real-time reporting or historical reporting, but not both. Our real-time reporting feature can trigger alarms based on any user-defined IT metric, which then can be sent to event management software enabling the client to identify a potential problem before an actual breakdown occurs. Clients can launch our reports from their event management software to obtain contextual information to reduce troubleshooting time and allow continuous monitoring through to resolution of the event. Following an event, a client can use our reports to set new policies. Our historical reporting capabilities also facilitate capacity planning and trend analysis and provide input to permit managers to set and enforce IT policy.

     o Report flexibility. The infrastructure deployed must be able to expand as service offerings evolve. It must be possible to customize and modify processes to accommodate new monitoring elements, new types of alarms, etc. It is also critical that the architecture be flexible so it can be changed quickly to provide a competitive advantage when introducing new services. Our software allows our clients to design their own reports, creating individualized appearance, layout and metrics. This flexibility is particularly important for telecommunications companies and ISPs enabling them to fashion personalized reports for delivery to their customers, thus differentiating their service value from that offered by competitors. Our clients can also output data through a variety of formats, including hypertext markup language ("HTML"), for viewing via a Web browser, command line and Windows Clipboard for use in a number of applications.

     o Adaptability and product customization. Our software can be quickly tailored on-site for each client's infrastructure including most standard or proprietary IT elements. In this way, our products give our clients much broader performance reporting capabilities, going beyond the traditional set of standard supported elements. Since our clients' IT infrastructures continue to evolve rapidly, our products' ability to be customized on an on going basis is a key competitive advantage. Our products can also address standard and company-specific protocols, such as SNMP and Cisco NetFlow, respectively. In addition, our products can collect data from Web server log files, enterprise management platforms and other databases and third-party systems and application management agents.

     o Scalability. Scalability is a critical requirement. It is vital that the architecture be able to expand rapidly to handle growth in current and future service offerings. It is important to think of scalability not only in terms of the nodes being managed on a per-support resource basis, but of all systems comprising the architecture. This includes trouble ticket, change management, asset management and other such support systems. It is critical that the interfaces built between these systems take into consideration future growth expectations. In addition, scalability must take into account the processes being used to operate the business and ensure that as demand grows, these processes scale as effortlessly and efficiently as possible. The
          InfoVista solution is designed from the ground up to be highly scalable in large environments. InfoVista servers are part of the InfoVista front office and are designed to monitor large number of IT resources at high-frequency acquisition rates handling complex data and handling planned reporting and service-level violations.

          We use a fully distributed architecture, which allows our products to collect and analyze data on a local level and transmit the processed data at a user-defined rate to a global data repository. Because our products pre-process the data, and the frequency of data transmission can be controlled, the user can avoid congestion in the central data repository and on the network. Our distributed architecture enables our products to be deployed incrementally over time as our clients' IT systems expand and to operate on the largest and most complex networks worldwide, making our solution an ideal product for large clients such as telecommunications carriers.

     o Software integration. Our products easily integrate into most clients' existing software environments as nearly all features of our software can be controlled via Application Programming Interfaces ("APIs") or command-line language. For example, this feature allows our clients to integrate our products with other SLM solutions, such as Micromuse's NetCool, as well as with network and systems management platforms, such as IBM Tivoli.

     o Object modeling. Through our patented technology, our software collects data from heterogeneous network elements and homogenizes the data to produce comprehensive reports using common metrics, thus eliminating the need for multiple, specialized reports. For example, a company can measure the throughput of its network switches by compiling data from several vendors' products as well as by compiling data from different equipment versions from the same vendor.

4.6      STRATEGY

We aim to become the leading worldwide SLM performance reporting software provider by offering performance reporting solutions that can be easily integrated with other SLM software and that can report and monitor across the three SLM segments. Key elements of our strategy include:

     o Further Developing Our Strong Presence with Telecommunication Service Providers, ISPs and Other IT-Intensive Client Segments, notably, financial institutions. We have traditionally focused on telecommunications carriers and Internet service providers. We intend to expand our market share in these core industries where there are large, complex and fast growing IT infrastructures. We intend to leverage the expertise we have developed with these clients to further develop our market share in other IT-intensive industries such as financial services, application service providers, outsourcers and other multinational companies and fully exploit the growth potential of e-business and e-commerce.

     o Expanding into Application Service Level Management. Our ultimate goal is to provide SLM software that allows our clients to correlate business IT systems performance with their business objectives. We will pursue our goal of extracting more knowledge from the data collected to enable our clients to analyze their business functions.

     o Developing Additional Strategic Partnerships. We will continue to leverage our products' strong integration potential and flexibility to form further strategic relationships with companies offering complementary products and services. We have formed alliances with key partners including Cap Gemini Telecom, Greenwich Technology Partners, Juniper Networks, Predictive Systems, Netigy and Alcatel. We believe that our relationships with our partners will broaden and accelerate the market acceptance of our products.

     o Maintaining and Expanding Technological Leadership. We believe we offer one of the most comprehensive, flexible and easy-to-use ranges of performance reporting SLM solutions available in the market today. We intend to maintain our technological leadership by continuing to devote substantial resources to product research and development. For example, we intend to report on performance of wireless and fixed line voice networks, develop new applications around our central data repository product and develop more of our prepackaged reports, particularly with partners. We also expect to evaluate the acquisition of additional businesses, products and technologies in order to accelerate the development of our leadership position and improve our time-to-market with new technologically advanced products.

     o Expanding Our Global Presence. We have established a strong sales and support presence in Europe, North America and the Asia-Pacific region, with offices in the United States, Europe (France, the United Kingdom, Germany, Spain, Italy and Benelux), Singapore and Australia. We also have an active presence through IVCPs and BSIs in these countries and in other European countries, Japan and South America. We have opened new headquarters for the Asia/Pacific region in Singapore, for research and development, sales and marketing. We intend to extend our leadership position in countries where we see a high potential for growth in the sales of our products, particularly in Scandinavia, South America and Canada, by opening new offices and subsidiaries in targeted locations and, to the extent that appropriate opportunities are available, establishing relationships with third parties. We will also continue to pursue strategic marketing relationships and extend our global distribution capabilities through our network of IVCPs, BSIs and OEMs.

4.7      DESCRIPTION OF OUR BUSINESS

InfoVista is a global provider of software solutions that help service providers and enterprises achieve better returns from their complex IT infrastructures. Our software monitors, analyzes and reports on the performance and quality-of-service of IT infrastructure, including the Internet, networks, servers and applications. We generate revenues in the form of licensing fees on our products and in the form of service fees from our professional services, customer support and maintenance. For the year ended June 30, 2001, we generated 70.7% of our revenues from licenses and 29.3% from services. Our main sales regions are Europe, the United States and Asia. For the year ended June 30, 2001, approximately 52.0% of our revenues were invoiced from Europe, approximately 43.7 % were invoiced from the United States and approximately 4.3 % were invoiced from Asia.

4.8      PRODUCTS

Our products collect data across the user's IT infrastructure and generate reports that present a synthetic view of performance and service achievements across all of its elements. Our products allow users to determine whether IT performance meets the standards of an existing SLA or generally meets users' expectations or business needs in an efficient manner.

Our base product is the InfoVista Runtime/Workshop. The core of the product is the InfoVista Runtime Server, a server based application that acts both as a data gathering engine and a central point for managing real time users' report requests. Multiple InfoVista Servers can be organized around VistaMart, our centralized global data repository. In addition to InfoVista Runtime/Workshop, our base products include VistaViews, our series of ready-to-use reports that are available in bundles or individually and our web access server VistaPortal

Standard Edition, which allows all our real time reports to be viewed using a Web-browser. One license is required per InfoVista Runtime Server or InfoVista Workshop Server and this includes certain VistaViews.

InfoVista Runtime Server collects and stores data from all sources, including WANs and LANs, switches, routers, UNIX and Windows NT systems, mainframes and applications such as Web servers and e-mail servers. It gathers data at user-specified intervals, calculates the data according to predefined or user-defined metrics and deposits the data into the InfoVista integrated database. It is essentially targeted as a production platform and requires its own license key that is linked to a MAC address. It needs an InfoVista Runtime Client in order to be accessed and configured, but still continues to collect, compute and store data.

InfoVista Runtime Client is the report viewing interface installed on a workstation. It supplies an access right to the Runtime Server so that users may launch, stop, publish, manage and consult VistaView reports within the Runtime Server. It does not require a license key but end-users must purchase this access right for each user.

InfoVista Workshop Server is targeted as a development platform and provides an environment for creating VistaViews and Report Templates. It requires its own license key that is linked to a MAC address. It needs a Workshop Client in order to access the report building environment.

InfoVista Workshop Client is the report building interface installed on a workstation. It supplies an access right to the Workshop Server so that users can create VistaView report templates within the Workshop Server environment. Workshop Client does not require a license key but end-users must purchase this access right for each user. Workshop Client replaces the Workshop Report Builder License.

The key features of InfoVista Runtime/Workshop are:

     o Data translations and calculations. The InfoVista Server homogenizes the data it receives from heterogeneous sources, either directly or through a Vista Plug-In, by using a protocol adapter software that translates protocols to a common format and performs real-time data calculations.

     o Integrated database. The InfoVista Server is self-maintaining, monitoring data aging and storage according to the needs specified by clients in their requests, which lowers the costs to the user of operating the system.

     o VistaFinder. The InfoVista Runtime/Workshop comes bundled with VistaFinder, which enables the InfoVista Server to maintain an up-to-date model of the client's IT infrastructure by automatically keeping track of changes as components are added, removed or modified.

VistaViews are "out of the box" or standard reports. Certain VistaViews are embedded free-of-charge in the InfoVista Runtime/Workshop and others are sold separately or as bundles. Using Workshop, the client can also tailor the VistaView reports with simple drag and drop, Windows-based editing tools. The client can run VistaView reports to view both real-time and historical data.

VistaView reports:

     o provide immediate information on exceptional situations which enables IT operations staff to quickly identify network or other IT disruptions and, with the assistance of event management tools that may be available to them, correct them, and

     o offer a synopsis of service levels and trends over a designated period.

The table below presents a list of selected VistaView products currently available.

VistaView Listing (Qty 44)

Service                        VistaView

Across Domains                 VistaView for SLM (Service Level Management)

Application Level              VistaView for Application Monitoring - Newtest
                               VistaView for Internet Applications - Patrol
                               VistaView for InfoVista Tuning
                               VistaView for IP Services
                               VistaView for Oracle

System Level                   VistaView for Mail Servers - Exchange
                               VistaView for Servers - Compaq
                               VistaView for Servers - Host Resources
                               VistaView for Servers - WIN NT 4.0
                               VistaView for Servers - Patrol
                               VistaView for Servers - System Resources
                               VistaView for Web Servers - IIS
                               VistaView for Web Servers - Netscape

Network Level                  VistaView for ATM Switches - 3Com
                               VistaView for ATM Switches - Cisco
                               VistaView for ATM Switches - Fore
                               VistaView for CMTS - Cisco
                               VistaView for CMTS - Com21
                               VistaView for CMTS - Motorola
                               VistaView for DSLAM - Cisco
                               VistaView for DSLAM - Paradyne
                               VistaView for Frame Relay
                               VistaView for Frame Relay - Nortel
                               VistaView for LAN Segments
                               VistaView for LAN Switches - 3COM
                               VistaView for LAN Switches - Cisco
                               VistaView for LAN Switches - Nortel
                               VistaView for LAN Switches - Standard
                               VistaView for Network Access Servers - 3Com
                               VistaView for Network Access Servers - Cisco
                               VistaView for Network Access Servers - Lucent
                               VistaView for Network Access Servers - Nortel
                               VistaView for NetFlow
                               VistaView for Network Basics
                               VistaView for Network Inventory
                               VistaView for Network Latency
                               VistaView for Routers - 3Com
                               VistaView for Routers - Cisco
                               VistaView for Routers - Juniper
                               VistaView for Routers - Nortel
                               VistaView for Agent - Cisco
                               VistaView for Traffic Monitoring - RMON2
                               VistaView for WAN Switches - Stratacom


In addition to developing our own VistaViews, we have developed and will continue to develop VistaViews with OEMs and other partners who bundle their products with InfoVista Engines. We intend to promote a community of independent developers for the creation of new VistaViews.

VistaPortal Standard Edition is a full Java Servlet based software which allows viewing of all our real-time and historical InfoVista reports using a
Web-browser. It also allows export of all reports using the industry-standard format HTML, thus enabling any workstation equipped with an Internet browser to display the reports in a fully formatted and graphical manner.

VistaMart is a global data repository that consolidates data from multiple InfoVista Servers, forming a scalable distributed system. It is specially adapted for those clients who need to gather information from geographically dispersed sites. VistaMart provides the data for enterprise-wide centralized reports of networks, systems and applications. VistaMart can also integrate with a variety of third-party tools such as decision support or data mining tools which exploit VistaMart's data. Additionally, it can process and merge data from sources other than the InfoVista Server, such as call center management software, which can be used to create a single performance report.

Vista Plug-Ins are software modules that allow clients to monitor and record network data beyond InfoVista's standard package offering. We currently offer several types of Vista Plug-Ins:

     o Vista Plug-In for IP Services, monitors end-to-end IP services by measuring response times and availability of web services.

     o Vista Plug-In for NetFlow allows service providers to collect data from Cisco routers and to monitor the nature and quality of traffic flowing over various operators' networks.

     o Vista Plug-In for Server Analysis includes the Host Resources MIB (RFC1514 MIB) & System Resources MIB which define a uniform set of objects used to monitor system resources. Data retrieved by the Vista Plug-in can be displayed using the VistaView for Servers - Host Resources and VistaView for Servers - System Resources.

     o Vista Plug-In for Traffic Analysis incorporates the RMON 1 and 2 MIBs. This technology enables you to see which machines are communicating and with which protocols. RMON technology uses a probe to monitor resource activity. The Vista Plug-in for Traffic Analysis acts as a probe and is declared as such within InfoVista in order to retrieve traffic information based on protocol and address. Data can be viewed using the VistaView for Traffic Monitoring - RMON 2.

We recently released version 1.2 of VistaMart, version 2.2 of InfoVista Runtime/Workshop Server, version 3.0 of Vista Plug-In for Netflow and 1.0 of Vista Plug-In for Server and Traffic Analysis.

4.9      PRODUCTS IN DEVELOPMENT

We are extending our system architecture and are working on several new product initiatives. In particular, we are developing VistaPortal, our new, Java-based global reporting and management solution that will provide unified Web-based reporting for both the InfoVista Runtime and VistaMart components of our solution.

VistaPortal is currently in Beta testing and its target release is in mid fiscal year 2002. VistaPortal is InfoVista's web-based window to the information system. It allows users to simultaneously view key service level metrics, real-time events and strategic information. Its unique mix of real-time and long-term reporting facilitates quick resolution of issues as they arise as well as proactive planning of information systems growth based on observed historical patterns. A key component of VistaPortal is its VistaMart reporting module, enabling Vista Mart users to design and display reports containing data retrieved from a VistaMart Repository. From these reports, users can effortlessly drill down to real-time data retrieved from Infovista servers. VistaPortal provides a single, flexible source for knowledge about the information system. Where other products may provide real-time event management, long-term trending or important internal or external news, VistaPortal offers all of these, side by side, in an easy to configure, web-based interface.

Administrators can ensure that users of VistaPortal see exactly the information that interests them while simultaneously ensuring that information is available only to those authorized to access it.

We have recently announced our "On-Demand" Network Performance Management Solution, named Powerview. This is an application developed by InfoVista's Professional Services Group to address some very specific on-demand reporting needs recently identified by our clients. It will be sold as part of a product bundle which will also include the InfoVista 2.2 Runtime Server and VistaPortal SE. This new solution will address Network Operation Centers' (NOC) requirements in a totally new way by providing an easy to use interface that allows the user to activate the what network performance report he needs, when he needs it, focused on the period he is interested in (a few hours or a few weeks). The reporting tool masks all the complexity of the reporting operation and offers an easy to use interface that does not require training - meaning that users are up and running more quickly at a lower cost and a quicker return on investment. Users without knowledge of InfoVista (or other network performance products) will be able to follow a few simple screens and create and manage reports. All they need to know is the IP address, SNMP community string, and SNMP port of their devices, and the program will perform the discovery and show the report template options that apply to the device. A user does NOT need to know indicators, metrics, display rates, etc. All of that is handled through the CGI scripts and VistaViews.

For telecommunications operators, service providers and enterprises alike, the InfoVista On-Demand Network Performance Management Solution will allow organizations to dramatically enhance the relationship between the "service provider" and the "service consumer" by offering network performance reports on demand. It will also allow (particularly service providers) the ability to offer new "On-Demand" services and ways to differentiate themselves from the competition.

We continue to work on integrating our software with other software or standard products in the market. We cannot guarantee you that products under development will result in working or marketable products.

4.10     SERVICES

We provide services related to our software products, including consulting, support and maintenance services. We invoice for our services separately from our licensing fees. We believe that a high level of professional service and client support is critical to the successful marketing and sale of our software and solutions. As of June 30, 2001, we had 54 employees in our services group. We plan to moderately increase the number of our service teams in line with the expansion of our business and to reinforce education of clients, partners, resellers and other third parties on how to provide similar services.

The following is a list of the services we offer:

VistaService Consulting. We have dedicated teams of expert engineers who offer consulting services for specified project management, helping our clients from the design phase through to customization, installation and deployment of their InfoVista solutions. To further address the ever-evolving requirements of our clients, we have introduced the Solution Integration Customer Center. This Center is responsible for the development of ready to use, integrated packages to address commonly occurring customer requirements.

VistaService Solution Support. Our range of Solution Support contracts includes the standard offering of 8*5, Mission Critical Program (MCP) 24*7 and Auditing on Site Program (AOP). AOP comprises regular and scheduled on-site visits for the performance and reporting of an audit of the configuration of the client production site. InfoVista is also offering Developer Support to those of our Partners/Clients who wish to develop their own VistaViews for internal or external purposes as well as support for the InfoVista configuration tool -
IVWizard. All Support packages are extensions to the standard 8*5 Solution Support contract.

VistaService Training & Certification. We offer regular training classes in Europe (Paris, London, Munich, Rome), the United States (Baltimore) and Asia (Singapore), as well as on-site training. Candidates who complete the training classes and pass the necessary tests can obtain credentials such as InfoVista Certified Professional, InfoVista Certified Consultant and InfoVista Certified Trainer.

Education is a key component in optimizing an investment in InfoVista solutions. InfoVista's training is designed to provide comprehensive technical training for network engineers, integrators, architects and administrators. Each course provides a thorough explanation and practical hands-on approach so that the student has the ability to optimize the flexible and open features of the product. Instructor-led courses are delivered within a lecture/laboratory environment allowing students to apply concepts presented during the lecture to a classroom network, reinforce the subject matter and promote a familiarity with InfoVista's Service Level Management solutions. InfoVista is highly committed to training excellence and customer success.

VistaService Partners. To provide our clients with an increased level of service, InfoVista has introduced a new program called the InfoVista Service Partnership Program. This program is designed to assist Partners in achieving service and support goals. It offers InfoVista clients the security and competitive advantage of a fully supported InfoVista solution.

We are identifying potential VistaService Partners whom we aim to train to a high standard and use them to enable us to deliver the entire range of services worldwide. We require that all our partners have dedicated personnel who fully understand our products and employ at least two engineers that have been trained and certified by InfoVista. We require that they follow documented internal procedures including clear communication channels, so that they will have the necessary support to assist InfoVista end users. We will perform on-going audits of these partners to ensure a continuous high level of quality support.

Our service group is continually seeking ways to upgrade and enrich our service offerings. We have introduced Partner Workshops dedicated to Support, Professional Services and Education. We are constantly looking for way to improve the services offered to our clients by using surveys, seminars and strategic forums.

4.11     GEOGRAPHICAL BREAKDOWN OF REVENUES

The following chart shows revenues invoiced from Asia, the United States and Europe broken down between license and service revenues for the periods indicated.


         (In thousands(euro))
                                                    Year ended June 30,
                                    --------------------------------------------
                                             2001          2000           1999
                                    --------------- ------------- --------------
Asia
Of which                                     1,198             -              -
     License revenues                          931             -              -
     Services revenues                         267             -              -

United States                               12,081         4,473          1,006
Of which
     License revenues                        8,641         3,424            516
     Services revenues                       3,440         1,049            490

Europe                                      14,380         5,868          1,799
Of which
     License revenues                        9,975         4,267          1,099
     Services revenues                       4,405         1,601            700
                                    --------------- ------------- --------------
Total                                       27,659        10,341          2,805

The following chart shows revenues invoiced from Asia, the United States and Europe broken down by country.


        (In thousands(euro))
                                                   Year ended June 30,
                                    --------------------------------------------
                                             2001          2000           1999
                                    --------------- ------------- --------------
United States                               12,081         4,473           1,006

Asia Pacific                                 1,198             -              -

Europe                                      14,380         5,868           1,799
Of which (1)
     France                                  5,232         3,782           1,799
     Germany                                 4,360           964              -
     England                                 4,788         1,122              -
                                    --------------- ------------- --------------
Total                                       27,659        10,341           2,805

(1) as of June 30, 2001, 2000 and 1999 the Company does not recognize revenues invoiced from Belgium or Spain



4.12     END USERS

We have a diverse set of end-users in a variety of business sectors, including telecommunications, Internet services, financial services, IT services, outsourcing and consulting. To date, we have targeted organizations in our key markets of telecommunications, service providers and Internet companies, including online merchants, ASPs, Web-hosting companies and other multinational companies. However, a significant portion of our revenues is, and is expected to continue to be, attributable to sales of products to telecommunications carriers. For the years ended June 30, 2001, 2000 and 1999, our five largest end-users accounted for approximately 26.3%, 24.7% and 58.1%, respectively, of our total revenues and our ten largest end-users accounted for approximately 34.9%, 35.2% and 67.8%, respectively, of our total revenues. We anticipate that our operating results for any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of clients. We expect that the composition of that small group of end-users will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large end-users on an ongoing basis.

The table below shows the revenues composition from our three largest end-users for the periods indicated.


                                              Year ended June 30,
-------------------------------------------------------------------------------------------------------------
          2001                            2000                                        1999
-------------------------------------------------------------------------------------------------------------
                            France                                   France
T-Data ..........10.8%      Telecom/Sita/Equant Group (2)....11.4%   Telecom/Sita/Equant Group(2).......27.7%
Client "A" (1)....5.3%      UUNet.............................4.8%   3Com...............................14.2%
Infonet ..........3.9%      Wachovia..........................3.0%   BT.North.America....................6.2%

(1) For reasons of confidentiality, we cannot name our second largest client, which is therefore identified as Client "A"
(2) On June 29, 2001, two of our largest clients, France Telecom and the Sita/Equant Group, announced the completion of the merger of Equant with Global One, a wholly owned subsidiary of France Telecom.

Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results.

As of June 30, 2001, we had 470 end-users in France, the United States, Canada, the United Kingdom, Germany, Austria, Belgium, Luxembourg, Switzerland, Italy, Spain, the Netherlands, Sweden, Brazil, Mexico, Chile, Singapore, Japan and New Zealand, holding in aggregate 4,504 licenses, including 1,306 licenses for the InfoVista Workshop and InfoVista Runtime Server. The table below shows a representative list of companies that use our products.


Telecommunications                                               Outsourcers and
Companies and ISPs                  Financial Institutions       Consulting Firms              Other Multinationals
-------------------------------     ------------------------     --------------------------    --------------------
Bouygues Telecom                    Axa                          Cap Gemini Telecom            BASF
British Telecom                     Banque de France             Debis                         British Airways
Broadwing                           BNP Paribas                  Deloitte & Touche             Chevron
Chung Hwa Telecom                   Credit Agricole-Indosuez     Hitachi Information Systems   Exxon
Concert                             First Union Bank             Info AG/Satisfactory          Hoffmann-La Roche
France Telecom                      Royal Bank                   NetEffect                     Nestle
InfoNet                                                          Siemens Business Services     Shell
Marconi                                                          Verso Technologies            Thomson-CSF
Nextel Communications
Nippon Telephone and Telegraph
Singtel
T-Data (Deutsche Telekom)
Telefonica
UUNET
Viag Interkom
Videotron
Worldport Communications


4.13     SALES AND MARKETING

We use a two-tiered sales strategy consisting of both a direct sales force and indirect sales channels.

Direct sales. Our direct sales force is comprised of full-time sales professionals and applications engineers who primarily target the telecommunications industry and provide support to our indirect sales channels. As of June 30, 2001, we had a total of 92 sales and marketing employees of whom 19 were located in France, 39 in regional offices in the United States, 23 in our other offices in Europe and 11 in the Asia/Pacific region. As part of our growth strategy, we intend to extend our leadership position in countries where we see a high potential for growth in the sales of our products, particularly in Scandinavia, South America and Canada, by opening new offices and subsidiaries in targeted locations and, to the extent appropriate opportunities are available, establishing relationships with third parties.

Indirect sales. We have contractual relationships with many types of market participants that range from authorized reselling agreements to product OEM contracts. We offer our resellers complete marketing programs, and sales and technical training and support to help them market their complete technology solutions. In return, we gain entry into accounts with which these resellers already have established business relationships. Many of these agreements permit the reseller or integrator to purchase our software at discounts from our list prices.

For a discussion of the categories of our indirect sales channels, see "Business Overview".

4.14     STRATEGIC RELATIONSHIPS

We  have   developed   strategic   joint  product   development   and  marketing
relationships. Our joint marketing relationships include agreements to develop compatible products, cross-train and implement joint marketing campaigns.

In December 1999, InfoVista signed a worldwide agreement with Cap Gemini Ernst & Young. While this business is maturing in Europe, it is only beginning in the United States. This group focuses entirely on the telecommunications Business, with specific focus on Mediation, Quality of Service ("QoS"), Billing, Outsourcing and ASP Market and IT QoS.

InfoVista has been a member of the Cisco Ecosystem partnership, in Europe as well as in the United States, since March 2000. This partnership is comprised of certain companies certified by Cisco after a thorough evaluation as having products which complement Cisco's products. Such partnership envisions a close cooperation in product development, sales and marketing.

In September 2000, InfoVista signed an agreement with Alcatel for the worldwide distribution by Alcatel of our product line through the use of its direct sales force and indirect sales channels.

In July 2001 InfoVista announced its participation as an initial member of the Juniper Network's new IP OSS Alliance (IOA), with the availability of the VistaView Performance Reporting Module. This will soon be followed by other integration pieces.

In September 2001, Orchestream and InfoVista announced a project to develop an integrated software solution for the activation and measurement of IP services.

4.15     COMPETITION

The Service Assurance market is extremely fragmented and made up of a number of point solutions. It is fairly common to find several products used in conjunction at a client site, each covering a particular area of technology. What makes this market dynamic is that all products in the space address the problem of SLM, either to report the service levels or to sustain them. As such, all products in this space target the same organization within IT (usually operations) and draw on the same budget. Our software is designed for use in the performance management sector of the NSM market. Competition in this market overall is intense and is characterized by rapid technological change, evolving industry standards, frequent product introductions and increasing customer requirements. Our existing and potential clients typically have a preset IT budget for which we must compete with our competitors. We expect competition to continue to be intense in the future.

We compete principally on the basis of:

     o    breadth of functionality;

     o    flexibility;

     o    scalability;

     o    product performance;

     o    ease of deployment and use; and

     o    price.

Our primary source of competition comes from suppliers of comparable products, including Concord Communications, Inc., Trinagy (recently acquired by Hewlett Packard) the Vital Signs division of Lucent, Net IQ, Quallaby Corporation, and several smaller software vendors. Other sources of actual or potential competition include:

     o    suppliers  of  network  and  system  management  products,   including
          Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Sun Microsystems, Aprisma and BMC;

     o SLM software providers active in adjacent segments, such as event management and policy management;

     o    large software and hardware suppliers;

     o systems integrators who generally provide consulting services to develop client specific applications;

     o    service suppliers who act as outsourcers of SLM services; and

     o our clients' internal technical organizations that produce proprietary software addressing their specific needs.

Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we do. In addition, other companies may enter the SLM market.

4.16     INTELLECTUAL PROPERTY

Our success and ability to compete are dependent on our ability to develop, maintain and protect the proprietary aspects of our technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. Our patent and trademark applications might not result in the issuance of any valid patents or trademarks.

Patents. We presently have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service, and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the United States, with two U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. We expect to file an application to register an additional patent with the Institut National de la Propriete Intellectuelle (I.N.P.I)] before the end of the calendar year.

Trademarks. We have registered the trademark "InfoVista" in a number of countries, including in Europe (as a Community Trademark) and the United States. We also have a trademark registration for "VistaMart" in France. In addition, we have filed trademark applications in the United States and in the European Union for the product names "VistaView", "VistaMart," "VistaPortal," "VistaFinder" and "VistaService" and for "InfoVista" accompanied by its logo and the phrase "Seeing IT." We have applications pending for protection for some of these trademarks in other jurisdictions. We plan to apply for trademark registrations for other product names containing the word "Vista" in the near future.

We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. For example, we license our products to end-users under shrink-wrap license agreements. We seek to avoid disclosure of our intellectual property by restricting access to our source code and by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us. Our employees sign contracts with us agreeing not to compete for a certain period following their departure from the company subject to certain limitations. We have deposited our source codes with the Agence pour la Protection des Programmes, one of the main French organizations offering software escrow services.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to the same extent as the laws of the United States and France. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. In addition, we may not prevail in any such litigation, and our intellectual property rights may be found invalid or unenforceable. Any of the foregoing could have a material adverse effect on our business and operating results.

We use a variety of third party software in our products that we license for this purpose. This software will range from a specific application or codes developed by a software provider in conjunction with our development team to software which is made freely available via the Internet. In some cases the software forms a key role in our products, in other cases we can use alternative software without significantly impacting our performance or timetable. In the case of key software, we seek to protect our ability to use the software by negotiating appropriate licenses and escrow protection. However, we cannot guarantee that the third-party software licenses will continue to be available to us on commercially reasonable terms, if at all.

Our success and ability to compete also depend upon our ability to operate without infringing upon the proprietary rights of others. In the event of any successful claim of infringement against us, however, and our failure or inability to license that technology on acceptable terms, our business and operating results could be significantly harmed.

4.17     INSURANCE

We maintain insurance against product liability claims. We believe the level and geographical scope of the cover to be sufficient for our needs.

In addition, we carry insurance against civil liability claims against the company and its officers arising from the exploitation of our products. This insurance covers all countries where we have a legal presence.

4.18     COMMUNICATIONS

We communicate with our investors and the public by means of our website at www.infovista.com, participation at trade shows, regular press statements and meetings with the press and analysts. We organize trade events ourselves, in partnership with our strategic partners and clients and we also publish a magazine called AVANTVIEW.

4.19     PERSONNEL - SEE "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES"

4.20     RESEARCH AND DEVELOPMENT

Our product and technology development team is responsible for the design, development and release of our software. Within our product and technology development team is an advanced research group that focuses on emerging trends, architectural issues and product technology strategies. At June 30, 2001, our research and development organization consisted of 54 employees. We subcontract engineers for highly specialized discrete projects. Our research and development employees focus on developing our more complex and strategically important projects. Our total research and development expenses were (euro) 4.6 million,
(euro) 2.0 million and (euro) 1.1 million in 2001, 2000, and 1999, respectively. We expect our research and development expenses to increase as we hire additional personnel to develop new products and to enhance our existing software.

4.21     OUTLOOK

We intend to open operations in Japan. We are reviewing a number of other possible markets such as Sweden, Brazil and Taiwan. We are continuously reviewing investment and acquisition propositions and will proceed with any such project if it meets our investment criteria.

4.22     FACILITIES

Our headquarters, located in Les Ulis, outside Paris, France, occupy approximately 3,500 square meters of office space under a lease, which expires on June 30, 2009, with an option to terminate the contract every three years. We also lease regional offices located in the United States in Columbia (Maryland), New York (New York), Herndon (Virginia) and Sunnyvale (California), in Europe in Boulogne-Billancourt (France), London (the United Kingdom), Madrid (Spain), Brussels (Belgium), Munich (Germany) and in Singapore for our operational center in Asia. To our knowledge, there are no environmental issues that may affect the utilization of these assets. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

4.23     LEGAL PROCEEDINGS

As is the case with many companies in the software industry, we have received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations or financial condition. In addition, if we were to lose an infringement claim against us in the future, we might have to pay substantial damages or stop making, using or selling the technology that was determined to infringe another party's rights or products that incorporate it.

We are currently involved in ordinary routine litigation incidental to our business; however, we do not believe that the probable resolution of pending legal proceedings would have a material adverse effect on our financial condition.

4.24     SEASONALITY

Our business has experienced and may continue to experience significant seasonality as described in "Key Information - Risk Factors" and "Operating and Financial Review and Prospects."

4.25     RAW MATERIALS

Our business is not dependent upon any raw materials.

4.26     MATERIAL EFFECT OF GOVERNMENT REGULATIONS

Our business has not suffered any material effects of governmental regulations.

4.27     ORGANIZATIONAL STRUCTURE

For a brief description of the InfoVista group, please see "Information on the Company - General Information Concerning the Share Capital of the Company - Subsidiaries and Investments".

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the discussion below in conjunction with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with U.S. GAAP

5.1      OVERVIEW

InfoVista is a leading global provider of software solutions that help service providers and enterprises achieve better returns from their complex IT infrastructures. InfoVista designs, develops and markets technologically advanced software which monitors, analyzes and reports on the performance and quality of services of information technology (IT) infrastructure, including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, Deutsche Telekom, France Telecom, and Cegetel; Internet service providers including UUNET and Wanadoo; and other IT-intensive organizations such as financial services companies including AXA, First Union Bank, Fleet Capital and Banque de France, and other multinational companies like Nestle and Shell.

5.2      RECENT DEVELOPMENTS

5.2.1     General

On December 2, 2000, we entered into an agreement to acquire TISS for (euro) 3.2 million, including acquisition costs. TISS, a privately held Internet service and solutions integrator, was headquartered in Munich and at the time of acquisition, it had 16 employees. Since the acquisition, the activity and personnel of TISS have been integrated with those of our German subsidiary, InfoVista GmbH, which is also based in Munich. This acquisition provided us with additional account, product management and integration expertise, as well as technology required by TISS's main target markets in the telecommunications and service provider sectors. Founded in September 1997, TISS had been an InfoVista business solution integrator for over a year at the date of acquisition.

We recently opened two subsidiaries: one in Brussels (Belgium) in December 2000 and one in Madrid (Spain) in June 2001. We also opened a Australian branch office of our Singapore subsidiary.

After six years of service to the Company, Alain Ries stepped down from his position as Director and Chief Financial Officer with effect from August 30, 2001.

5.2.2    Unaudited first quarter results

This information is incorporated by reference to Form 6-K filed on October 24th, 2001.


5.3      REVENUES

We generate revenues from licensing fees for our products and fees for services provided by our professional services activities, including maintenance, consulting and training. For the years ended June 30, 2001, 2000, and 1999, revenues from licenses represented 70.7%, 74.4% and 57.6% of total revenues, respectively. We anticipate that our revenues from licenses will represent a majority of our future revenues, particularly because we intend to provide an increasing proportion of services for our products through our partner network.

We target end-users particularly in the telecommunications industry, ISPs and other IT-intensive organizations such as financial services companies,
outsourcers   of  IT  services,   application   service   providers   and  other
multinationals. Revenues from service provider end-users, which includes telecommunications companies, ISPs, ASPs and outsourcers of IT services, including MSPs, accounted for 80.8% and 52.8% of our total revenues for the years ended June 30, 2001 and 2000 respectively. We expect that revenues from service provider industry clients will continue to constitute a significant portion of our future revenues, but we intend to further enhance our enterprise client base.

As of June 30, 2001, we had 470 end-users of our products holding in aggregate 4,504 licenses for our products, including 1,306 licenses for the InfoVista Workshop and InfoVista Runtime.

We generate revenues not only through our direct sales force but also from sales to our BSIs and systems integrators, who in turn sell our products and services to their customers. Since late 1999, we have generated a limited portion of our revenues from products sold through OEMs, based on a percentage of the revenues received by them. We expect that this portion will increase in the future.

Our main sales regions are the United States, Europe and Asia Pacific. For the year ended June 30, 2001, approximately 52.0%, 43.7%, and 4.3% of our revenues were recognized from sales invoiced from Europe, the United States and Singapore. For the year ended June 30, 2000, approximately 56.7% and 43.3% of our revenues were recognized from sales invoiced from Europe and the United States.

Under U.S. GAAP, revenues from sales of our licenses to our end-user clients are recognized generally when we receive a purchase order, we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. Some clients elect to evaluate and test our products on a limited basis for a period of 30 days during which time no revenue is recognized. Prior to December 31, 1999 we recognized license revenues generated from sales through our Business Solution Integrator and systems integrators when we received cash from a sale since, under our agreements, the BSI and other resellers had certain cancellation options. Subsequent to December 31, 1999, BSI contracts have been revised to exclude these cancellation options and, accordingly, we currently recognize BSI license revenues on the same basis as for end-user clients. We provide for allowances for credit losses and for estimated future returns from our BSIs upon shipment. We recognize license revenues from our Original Equipment Manufacturers after receipt from them of a quarterly report of their sales made in that period.

Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance contract is automatically renewable for subsequent 12-month periods unless the client or the Company cancels. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance agreement. Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Any discounts offered for products or services are allocated to the delivered license portion of the fee. Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between our BSIs and us. End users either enter into a service contract directly with us, in which case we record revenues ratably over the term of the service agreement, or with a BSI. We receive no portion of the service revenues generated by our BSIs.

License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.

5.4      COST OF REVENUES

Our cost of revenues is comprised of cost of license revenues and cost of service revenues. Cost of license revenues consists primarily of license fees paid to third-party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, production of documentation and shipping. Cost of service revenues consists primarily of personnel-related costs (salaries and facilities) incurred in providing services. The gross profit on service revenues is significantly lower than on license revenues and accordingly, if a higher percentage of our revenues are generated from sales of licenses, we would expect our overall gross profit as a percentage of revenues to increase. This expectation is based on our strategy to increasingly use partners to deliver services to our clients, which we believe will result in a decrease in our service revenues as a percentage of total revenues.

An important cost item for us is licensing fees for third-party software, particularly software from eXcelon Corporation (formerly, Object Design, Inc.), that is integrated with internally developed software and used in our products to perform key functions. On August 23, 2000, we entered into a new licensing agreement with eXcelon, which expires on December 31, 2007. The new agreement provides us with unlimited, non-exclusive use of the eXcelon's ObjectStore software for a fixed fee. We made an initial payment of US$1.6 million during fiscal year 2001 to eXcelon, and will pay an additional total of $0.6 million in maintenance costs over the following five years. We accounted for the initial payment as "Licensed technology and advances", which we will amortize over the seven-year and four months term of the agreement.

We expect to continue to hire additional customer support and professional service personnel and expand our maintenance, consulting and training activities. Consequently, we anticipate that our cost of service revenues will continue to increase on an absolute basis for the foreseeable future.

Our cost of revenues is shown exclusive of stock compensation. The following discussion of cost of revenues and the subsequent presentation of the results of our operations, which analyzes this expense classification and its relationship to revenues, also excludes stock-based compensation costs, which are addressed separately. This presentation conforms to the presentation of our statement of income in our consolidated financial statements included elsewhere in this report. Because of the magnitude and irregular timing of charges relating to stock-based compensation, we believe such presentation will help you compare operating results over the periods presented.

5.5      OPERATING EXPENSES

Selling and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, advertising, public relations and other promotional expenses. We expect that our selling and marketing expenses will continue to increase in absolute terms at least during the next few years, as we continue to hire more people, open new offices and generally increase our efforts to promote our products and build market share. However, we expect these expenses to decrease as a percentage of revenues in the long-term. Research and development expenses consist primarily of personnel costs associated with software product development and outsourced research and development. We have not capitalized any software development costs as the time between technological feasibility and product release is very short, and development costs incurred during that time are immaterial. General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. General and administrative expenses increased in absolute terms in the fiscal years 2001, 2000 and 1999. General and administrative expenses decreased as a percentage of revenues from fiscal year 2000 to 2001. We expect that these expenses will continue to decrease as a percentage of revenues in the short and long-term.

We have granted options and issued warrants to our employees on various occasions. In addition, certain principal shareholders sold shares to some of our employees that they had acquired pursuant to a certain repurchase option granted to them by other shareholders. Under U.S. GAAP, certain of these awards and sales are viewed as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately
(euro) 4.2 million in share plan costs from July 1, 1998 through June 30, 2001. See Note 7 to the consolidated financial statements for further information on stock-based compensation. Cost of services, selling and marketing expenses, research and development expenses and general and administrative expenses are all shown exclusive of this stock compensation expense.

5.6      PERIOD-TO-PERIOD VARIABILITY

Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. Historically, a disproportionate amount of our annual revenues has been generated by sales of our products during our fourth fiscal quarter (ending June 30), while revenues in our first quarter (ending September 30) are generally our lowest during the year. Sales of products and services such as ours in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30 as many clients reduce their business activities during the summer months. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

5.7      RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of total revenues represented by each item in our Statements of operations.


                                                      -------------------------------------
                                                                Year ended June 30,
                                                            2001          2000        1999
                                                      -------------------------------------
                                                              All amounts in percentages
    Revenues:
    License revenues....................................     70.7          74.4        57.6
    Service revenues....................................     29.3          25.6        42.4
    Total revenues......................................   100.00        100.00       100.0
    Cost of revenues:
    License costs.......................................     (3.2)         (2.1)       (2.4)
    Service costs.......................................    (21.3)        (24.6)      (55.7)
    Total cost of revenues..............................    (24.5)        (26.7)      (58.1)
    Gross profit........................................     75.5          73.4        41.9
    Operating expenses:
    Selling and marketing expenses......................    (59.9)        (83.1)     (100.1)
    Research and development expenses...................    (16.8)        (18.9)      (37.9)
    General and administrative expenses.................    (27.6)        (30.8)      (60.2)
    Stock based compensation............................     (8.1)        (13.6)      (19.8)
    Amortization of goodwill and purchased intangibles .     (1.8)
    Total operating expenses............................   (114.2)       (146.4)     (218.0)
    Operating loss......................................    (38.7)        (73.0)     (176.1)
    Other income........................................     15.6           5.6        16.5
    Loss before income taxes and minority interest......    (23.1)        (67.4)     (159.6)
    Income tax benefit..................................      0.0           0.0         0.5
    Minority interests..................................      0.3           0.1         0.0
    Net loss............................................    (22.8)        (67.3)     (159.1)

The following table sets forth, for the periods indicated, our gross margins broken out for licenses and services.



                                                         Year ended June 30,
                                                    ----------------------------
                                                      2001      2000       1999
                                                    ----------------------------
                                                     All amounts in percentages
Gross margin
License gross margin
(License gross profit as % of license revenues) ...     95.5     97.2      95.8
Service gross margin
(Service gross profit as % of service revenue).....     27.4      4.1     (31.4)



FISCAL YEARS ENDED JUNE 30, 1999, 2000 AND 2001

Revenues

Total revenues were (euro) 27.7 million, (euro) 10.3 million and (euro) 2.8 million for the years ended June 30, 2001, 2000 and 1999, respectively, representing increases of 167.5% from fiscal year 2000 to fiscal year 2001 and 268.6% from fiscal year 1999 to fiscal year 2000.

License revenues were (euro) 19.5 million, (euro) 7.7 million and(euro)1.6 million for the years ended June 30, 2001, 2000 and 1999, respectively. The 154.2% increase in license revenues from fiscal year 2000 to fiscal 2001 was primarily due to the continued growth of both our direct and indirect sales forces and the significant increase in our average deal sizes. The 376.1% increase in license revenues from fiscal year 1999 to fiscal year 2000 was due to the development of our sales and marketing forces, the increased acceptance by the market of InfoVista software, and the increase in the number of our BSIs and their ability to sell our software. License revenues accounted for 70.7%, 74.4% and 57.6% of total revenues for the years ended June 30, 2001, 2000, and 1999, respectively.

Service revenues, including maintenance, training, and consulting services, were
(euro) 8.1 million, (euro) 2.7 million, and (euro) 1.2 million for the years ended June 30, 2001, 2000, and 1999, respectively. The 206.1% increase from fiscal year 2000 to fiscal year 2001, and the 122.7% increase from fiscal year 1999 to fiscal year 2000 were due to the follow-on effect of the increase in sales of licenses and the development of our professional services offerings. Service revenues accounted for 29.3%, 25.6% and 42.4% of total revenues for the years ended June 30, 2001, 2000, and 1999, respectively.

Cost of Revenues

Cost of revenues was (euro) 6.8 million, (euro) 2.8 million and (euro) 1.6 million for the years ended June 30, 2001, 2000, and 1999, respectively, representing an increase of 145.3% from fiscal year 2000 to fiscal year 2001, and an increase of 69.0% from fiscal year 1999 to fiscal year 2000. Cost of revenues accounted for 24.5%, 26.7% and 58.1% of total revenues for the years ended June 30, 2001, 2000, and 1999, respectively.

Cost of license revenues, as a percentage of license revenues, was 4.5%, 2.8% and 4.2% for the years ended June 30, 2001, 2000, and 1999, respectively. The percentage decrease in fiscal year 2000 compared with fiscal year 1999 was primarily due to the lower costs of production associated with larger quantities of software products. The percentage increase in fiscal year 2001 compared with fiscal year 2000 was primarily due to additional costs related to the amortization of the newly purchased Licensed Technology and Royalty Advance for eXcelon's ObjectStore software.

Cost of service revenues, as a percentage of service revenues, was 72.6%, 95.9%, and 131.4% for the years ended June 30, 2001, 2000, and 1999, respectively. The percentage decreases from fiscal year 2000 to fiscal 2001, and from fiscal year 1999 to 2000 were due to the progressive deployment of our newly trained personnel to revenue-generating activities.

Selling and Marketing Expenses

Selling and marketing expenses were (euro) 16.6 million, (euro) 8.6 million, and
(euro) 2.8 for the years ended June 30, 2001, 2000, and, 1999, respectively. The 93.0% increase from fiscal year 2000 to fiscal year 2001, and the 206.0% increase from fiscal year 1999 to fiscal year 2000 were due to increased selling and marketing personnel expense, higher commission expenses from increased revenues and increased participation in industry trade shows, seminars and other promotional activities to support the introduction of new product releases and continually increase market awareness. In addition, in fiscal year 2000 we incurred a non-recurring expenditure of (euro) 1.0 million related to a marketing/brand awareness campaign. Selling and marketing expenses accounted for 59.9%, 83.1% and 100.1% of total revenues for the years ended June 30, 2001, 2000, and, 1999, respectively. Headcount in selling and marketing at June 30, 2001, 2000, and 1999 was 92, 58, and 18 employees, respectively.

Research and Development Expenses

Research and development expenses were (euro) 4.6 million, (euro) 2.0 million, and 1.1 million for the years ended June 30, 2001, 2000, and, 1999, respectively. The percentage increases of 137.7% from fiscal year 2000 to fiscal year 2001, and 83.7% from fiscal 1999 to fiscal 2000 were due to continued investments made to enhance and develope the InfoVista Runtime and Workshop Servers and add new products, such as VistaPortal SE and various Vista Plug-ins. Research and development expenses accounted for 16.8%, 18.9%, and 37.9% of total revenues for the years ended June 30, 2001, 2000, and 1999, respectively. Headcount in research and development at June 30, 2001, 2000, and 1999 was 54, 28 and 10 employees, respectively.

General and Administrative Expenses

General and administrative expenses were (euro) 7.6 million, (euro) 3.2 million, and (euro) 1.7 million for the years ended June 30, 2001, 2000, and 1999, respectively. The percentage increases of 139.6% from fiscal year 2000 to fiscal year 2001, and 88.5% from fiscal year 1999 to fiscal year 2000 were due to increased size of our corporate structure. During fiscal year 2001, general and administrative expenses increased in part as a result of additional costs for professional services to meet our legal and accounting requirements as a public company. General and administrative expenses declined from 60.2% to 30.8%, to 27.6% of total revenues for the years ended June 30, 1999, 2000 and 2001, respectively. Headcount in finance and administration at June 30, 2001, 2000, and 1999 was 43, 26 and 14, respectively.

Stock Compensation Expense

Stock compensation  expense totaled (euro) 2.2 million,  (euro) 1.4 million, and
(euro) 0.6 million for the years ended June 30, 2001, 2000, and 1999, respectively. The increase coincides with the rise in the number of stock options and warrants that were granted prior to the IPO at an exercise price lower than fair market value at the date of grant. Since September 2000, stock options and warrants have generally been issued at a price equal to the fair market value at the date of grant. As a result, we expect stock compensation to decrease in the future short and long-term periods.

Other Income

Other income was (euro) 4.3 million, (euro) 0.6 million and (euro) 0.5 million for the years ended June 30, 2001, 2000, and 1999, respectively. The 652.4% increase from fiscal year 2000 to fiscal year 2001 was primarily due to interest income earned on short-term deposits that arose from our public offering in July 2000. In addition, a significant portion of the increase relates to net foreign currency transaction gains that resulted primarily from the effect of the increase in the exchange rate for the U.S. dollar against the euro on U.S. dollar deposits in France. The 23.8% increase from fiscal year 1999 to fiscal year 2000 were due primarily to the effect of the increase in the exchange rate for the U.S. dollar against the euro on U.S. dollar deposits in France, as well as on our dollar-denominated net investments in our subsidiaries. On March 1, 2001, we modified all intercompany loan agreements and reclassified the net intercompany investments as long-term in nature, which generally eliminated future net foreign currency exchange transaction gains/(losses) related to intercompany balances denominated in non-euro currencies. Any foreign currency transaction gains/(losses) that are derived from intercompany investments that are considered long-term in nature shall be accounted for in the cumulative translation adjustment account within stockholder's equity.

Income Tax Expense/(Benefit)

We had income tax expense/(benefit) of (euro) 1,753, (euro) zero, and (euro) (12,992) for the years ended June 30, 2001, 2000, and 1999, respectively. The income tax expense for the year ended June 30, 2001 represented the fixed annual minimum income tax payable in France. The income tax benefit for the year ended June 30, 1999 represented a tax credit received from the French government for eligible research and development expenses.

Impact of Changes in Exchange Rates

Fluctuations in the value of the euro against other currencies, especially the US dollar, have, in the past, affected our results of operations, in particular our net financial income and cumulative translation adjustment. These fluctuations are due to the combined effect of accounting gains and losses upon conversion for accounting purposes of our foreign currency denominated investment accounts, primarily the U.S. dollar, and the accounting treatment of our foreign currency denominated intercompany net investments to our various foreign subsidiaries.

Our foreign currency net investments are not hedged by currency borrowings and other hedging instruments. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk". The effects of these fluctuations could have a material adverse impact on the results of operations and the financial condition of both our subsidiary and ourselves.

Impact of Inflation

We believe that inflation has not had a material effect on our results of operations during the periods presented.

5.8      LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through the sale of equity securities. We also received a (euro) 0.7 million interest-free cash advance from ANVAR, a French governmental agency, to be used for research and development purposes. The cash advance was not subject to conditions relating to intellectual property rights such as with respect to royalty payments or ownership. On July 7, 2000, we completed an initial public offering of 6,000,000 common shares at the issue price of (euro) 12.80 per share. The net proceeds to us of the initial public offering were (euro) 68.65 million, after deduction of expenses of (euro) 8.15 million. The proceeds from the exercise of options and warrants for the subscription of shares during fiscal year 2001 was approximately (euro) 1.9 million.

As of June 30, 2001, we had working capital, defined as current assets less current liabilities, of (euro) 62.8 million, (euro) 4.6 million and (euro) 1.5 million as of June 30 2001, 2000 and 1999 respectively. Cash and cash equivalents were (euro) 62.9 million, (euro) 2.9 million and (euro) 2.3 million at June 30, 2001, 2000, and 1999, respectively. Because we do not yet generate a positive cash position from our operations, the main indicator of our liquidity is our net cash provided by financing activities, which includes funds from our capital increases. These have led to a significant cash position throughout each of the three years ended June 30, 2001.

Net cash used by operating activities was (euro) 1.6 million, (euro) 7.8 million, and (euro) 3.5 million for the years ended June 30, 2001, 2000, and 1999, respectively. The significant decrease in the cash used by operating activities from fiscal year 2000 to 2001 was due primarily to a lower net loss in fiscal year 2001, excluding non-cash items such as depreciation, amortization, and stock-compensation based expenses and also to a greater reduction in the current liabilities against current assets in the course of fiscal year 2001. The increase from fiscal year 1999 to 2000 was in line with the growth of our business.

Net cash used by investing activities was (euro) 8.8 million, (euro) 0.9 million, and (euro) 0.5 million for the years ended June 30, 2001, 2000, and 1999, respectively. During fiscal year 2001, investing activities not only included a significant amount of capital expenditures for office and computer equipment related to the growth of the company and the move to new office for the corporate and operational headquarters, but also (euro) 1.8 million for the purchase of licensed technology in connection with the agreement we entered into with eXcelon and the acquisition of TISS for (euro) 3 million, inclusive of acquisition expenses and net of cash acquired. For fiscal years 2000 and 1999, investing activities primarily consisted of the acquisition of computer and networking equipment, to support our growing employee base and corporate infrastructure.

We had available net operating loss carry forwards of approximately (euro) 26.9 million and research-related tax credits net of approximately (euro) 0.4 million as of June 30, 2001 which can be used to reduce future income taxes or, if after three years they are not so used, they can be reclaimed. Of these net operating loss carry forwards, (euro) 5.6 million expire between 2002 and 2006, (euro)
15.8 million expire between 2013 and 2022 and (euro) 5.4 million have no expiration date. They are subject to review and possible adjustment by the appropriate taxing authorities.

We believe that our current cash balances and the cash flows generated by operations, if any, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 18 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or obtain credit facilities. The decision to sell additional equity or debt securities could be made at any time and would likely result in additional dilution to our stockholders. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

5.9      THE EURO

On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. We have adopted the euro as our reporting currency in our consolidated financial statements and translated all French franc amounts at the fixed exchange rate of FF 6.55957 per (euro) 1.00. Although our consolidated financial statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of the financial statements and those of another company as translated into euros.

5.10     FORWARD LOOKING STATEMENTS

This  report   includes   forward-looking   statements.   We  have  based  these
forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risk, uncertainties, and assumptions about us, including, among other things:

     o the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry,

     o the assumption that market acceptance of our products will increase or remain at current levels,

     o the assumption that a large portion of our revenues will continue to come from telecommunications clients,

     o the assumption that we will continue to obtain third-party software licenses on commercially reasonable terms,

     o the risk that we may fail to develop new technologies, or to develop and deploy new product releases or enhanced products on a timely basis,

     o the risk that we may fail to adequately protect our intellectual property or trademarks, and

     o the uncertainty of continued demand for the Internet and related infrastructure.

Except as required by law, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.



ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In accordance with French law governing a societe anonyme, our affairs are managed by our board of directors and our Chairman and Chief Executive Officer (President Directeur General). Our statuts (by-laws) grant the Chairman and Chief Executive Officer full executive authority to manage our affairs, subject to prior authorization of the board of directors or the general shareholders' meeting for certain decisions designated by law. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives to the board of directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. Our statuts currently do not provide for such a choice. As provided for in the Law of May 15, 2001, we will hold an extraordinary shareholders' meeting within 18 months of the publication of the Law of May 15, 2001, to amend our statuts to comply with such law.

6.1      BOARD OF DIRECTORS

Presently, the board of directors consists of six members. Our statuts currently provide that the board of directors consist of between three and 24 members elected by the general shareholders' meeting. Under the Law of May 15, 2001, the board of directors must be composed of no more than 18 members. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. Each director must own at least one share of InfoVista. Our statuts provide that each director is elected for a term of one year, which may be extended. Our board of directors has met twelve times during the course of fiscal year 2001. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of senior management.

The board of directors cannot increase the number of members of the board. Only the shareholders, acting as a simple majority, can do so. Each director must also be a shareholder. Under French law, a director may be an individual or a legal entity, but the Chairman and/or the Chief Executive Officer must be individuals. The Chairman and/or Chief Executive Officer are elected by the board of directors. Directors are elected by the shareholders and serve until the expiry of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the board of directors may fill vacancies on the board of directors, pending the next shareholders' meeting, however, the board of directors has the power to appoint and remove the Chairman and/or Chief Executive Officer at any time.

In consideration for their services on the board, directors are entitled to receive directors' fees ("jetons de presence"). The total annual amount of directors' fees is fixed by the shareholders' meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

French law permits the board of directors to appoint up to five persons to who the Board of directors may delegate general or specific powers (Directeurs Generaux delegues). The Chief Executive Officer proposes the Directeurs Generaux delegues and the board of directors determines their specific management powers and responsibilities. Under French law, a Directeur General delegue, like the Chief Executive Officer, has broad powers to represent and bind the company in dealing with third parties. The Directeur General delegue may be removed by the board of directors at any time upon proposal of the Chief Executive Officer. The Directeur General delegue may be held individually responsible for his/her actions if they are deemed contrary to the company's interests. There is currently no Directeur General delegue.

The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de presence granted by the shareholders' meeting. This additional remuneration is determined by the board of directors and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration. We did not pay any jetons de presence in fiscal year 2001. Under French law, the board of directors prepares and presents the year-end accounts to the shareholders and convenes shareholders' meetings. In addition, the board of directors reviews and monitors the economic, financial and technical strategies of the company.

Meetings of the board of directors, which are held as often as required in the corporate interest, are normally convened and presided over by the Chairman. According to French company law, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the Chairman convene the board of directors regarding matters listed on the agenda for the meeting. A quorum consists of one-half of the members of the board of directors and decisions are taken by a vote of the majority of the members present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision is void. A resolution was submitted at the last annual general shareholders' meeting to amend the statuts to provide for the possibility for any director to attend, participate and vote at any meeting by videoconference, subject to applicable regulations.

Under French law and our statuts, our board of directors must give prior authorization for any security, pledge or guarantee by InfoVista. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, this security, pledge or guarantee shall have no effect with regard to InfoVista.

The French Commercial Code (Code de Commerce) strictly forbids loans by a company to its directors. No company may provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to specified executive officers (Directeurs Generaux and Directeurs Generaux delegues), permanent representatives of companies on the board of directors, spouses or heirs of such persons and other intermediaries.

The French Commercial Code requires directors who are considering entering into an agreement with the company, either directly or indirectly, personally or through an intermediary, to inform the company's board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting for approval once entered into, upon presentation of a special report from the company's auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the company or of any shareholder, if such agreement is contrary to the interests of the company.

Under French law, directors are liable for violations of French legal or regulatory requirements applicable to societes anonymes, violation of our statuts or mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

Our statuts determine the retirement age of our directors. Our board of directors may not have more than a third of its members who exceed the age of
75. If this limit is reached, the oldest director is deemed to have resigned during the next shareholders' meeting following his or her 75th birthday. The mandate of a Directeur General delegue may not continue beyond the shareholders' meeting following his or her 70th birthday.

The table below sets forth, as of October 31, 2001, the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in this table.

Name (Year of birth)                Current Position            Initially   Term          Present Principal Occupation
--------------------                ----------------            ---------   ----          ----------------------------
                                    with InfoVista              Appointed   Expires       or Employment
                                    --------------              ---------   -------       -------------
Alain Tingaud (1954)                Director, Chairman and      1995        Dec. 2001     Chairman   and  Chief   Executive
                                    Chief Executive Officer                               Officer of InfoVista SA
Jean-Paul Bernardini (1962)         Director                    1998(1)     Dec. 2001     Partner  of PAI  Management  (BNP
                                                                                          Paribas Capital)
Herbert May (1949)                  Director                    2000        Dec. 2001     Management      Consultant     in
                                                                                          Strategy,    Sales,    Multimedia
                                                                                          Telecommunications,    Technology
                                                                                          and e-commerce
Vertex   Technology   Fund   Ltd.,  Director                    1998        Dec. 2001     Senior Vice  President  of Vertex
represented  by  Frankie  Tan Siew                                                        Management II PTE Ltd.
Teck (1956)
Hubert L.  Tardieu (1945)           Director                    1998        Dec. 2001     Senior  Vice  President  of  SEMA
                                                                                          Group
Peter C.  Waal (1932)               Director                    2000        Dec. 2001     Principal of Waal Associates
-----------
(1)  Mr.  Bernardini  has been one of our directors  since May 23, 2000.  Before then, he  represented  Paribas  Investissement  Developpement  (now Societe
     Centrale d'Investissements), which was a director from June 30, 1998 to May
     23, 2000.

Directors Business Activities

For information on Alain Tingaud, please see "Executive Officers'Biographies" below.

Jean-Paul Bernardini is a partner of PAI Management which is a division of BNP Paribas Capital. He is also a director of Orange A/S, Fibercorp NV, KeeBoo Corp, Mediapps, and is a "censeur" of Bouygues Telecom and LD Com.

Herbert May is a management consultant and specializes in strategy, sales, multimedia, telecommunications, technology and e-commerce. He is a director of Spectris, Mediapps and Deuromedia.

Vertex Technology Fund Ltd. is represented by Frankie Tan Siew Teck. Mr. Tan Siew Teck is currently based in Vertex Management (UK) with responsibility for all Europe based investment activities. He holds directorships in a number of the investment portfolio companies, including Integra SA, Ortems and Quadratec SA (France), EuropeanInvestor.com (Belgium), Digiquant A/S (Denmark) Xeneration Holdings Ltd (Ireland)Eyestorm Media Ltd (UK) and Qbiogene Inc (Canada).

Hubert Tardieu is Senior Vice President of the SEMA Group.

Peter Waal is one of the senior partners of Waal Associates, a consulting firm specializing in telecommunications. He is also director of XO Communications, Inc. (merged with Concentric Network Corporation), an Internet access provider.

Alain Tingaud may be contacted at InfoVista SA's head office, 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex Les Ulis, France. Jean-Paul Bernardini may be contacted at PAI Management, BNP Paribas Capital, 43, avenue de l'Opera, 75002 Paris, France. Herbert May may be contacted at Management Beratungs und Beteiligungs-GmbH, Friedrichstr. 90, D-10117 Berlin, Germany. Frankie Tan Siew Teck may be contacted at Vertex Technology PTE , Ltd, 77, Science Park Drive, #02-15, Cintech III, Singapore Science Park, Singapore 118256. Hubert L. Tardieu may be contacted at Sema Group, 16 rue Barbes, 92126 Montrouge Cedex, France and Peter C. Waal may be contacted at PO Box 796249, Dallas, TX 75379-6249, USA.

6.2      EXECUTIVE OFFICERS

The table below  shows,  as of October 31,  2001,  the name and year of birth of
each  of  our  executive  officers  (Executive   Committee  members)  and  their
responsibilities at InfoVista.



Name (year of birth)         Initially     Current position with InfoVista
--------------------         ---------     -------------------------------
                             appointed
                             ---------
Alain Tingaud (1954)         1995          Chairman and Chief Executive Officer
Manuel Stopnicki (1963)      1995          Executive Vice President, Chief Technical Officer
Philippe Ozanian (1963)      2000          Executive Vice President, Chief Financial Officer & Corporate Services
Peter Mao Lawn Fah (1958)    2000          Executive  Vice  President,   Asia/Pacific  Operations,  Chief  Executive
                                           Officer of InfoVista (Asia-Pacific) Pte. Ltd.
Didier Lesteven              2001          Executive Vice President WorldWide Operations

There is no family relationship between any of the persons listed in this table.

Executive Officers' Biographies

Alain  Tingaud has served as Chairman and Chief  Executive  Officer  since 1995.
Since 1998, he has substantially devoted all his professional time to our business. From 1991 to 1995, Mr. Tingaud was the Chairman and Chief Executive Officer of ARCHE Communications, since 1995 a subsidiary of Siemens. From 1995 to 1998, Mr. Tingaud held various other positions within the Siemens group, including Chairman and Chief Executive Officer of Groupe Siemens Nixdorf France S.A. (1997-1998) and of Siemens Business Service France S.A. (1996-1998). From 1987 to 1991, Mr. Tingaud held various positions at 3Com, including Vice President of 3Com Southern Europe and Vice President of Strategy & Business Development. Mr. Tingaud created Alain Tingaud Innovations EURL and that company is a director of a number of other companies, including ClarITeam SA, Mediapps and Chateau on line. Mr. Tingaud is also a director of InfoVista Corp, InfoVista UK and InfoVista (Asia-Pacific) Pte Ltd. Mr. Tingaud holds a diploma in Technology from the University of Poitiers.

Philippe Ozanian is Executive Vice President, Chief Financial Officer and, Corporate Services. Prior to joining InfoVista in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in private law, a Masters in Management and further postgraduate studies in labor law. Mr Ozanian is a director of InfoVista BNL S.A.

Manuel Stopnicki has served as Executive Vice President Product and Technology since June 1995. Mr. Stopnicki heads the Solution Management Group and oversees the functions of the Product Management Group. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987-1995), the software service company that was the predecessor company to InfoVista SA. Mr. Stopnicki is a graduate of Ecole Superieure d'Informatique in Paris with a Masters in Engineering and Computer Science.Philippe Ozanian has served as Executive Vice President, Corporate Services since November 2000. Prior to joining InfoVista, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson consumer France and Benelux from 1999 to 2000. Mr. Ozanian also served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in private law, a Masters in Management and further postgraduate studies in labor law. Mr Ozanian is a director of InfoVista BNL S.A.

Peter Mao Lawn Fah has served as Executive Vice President, Asia/Pacific Operations since May 2000. Prior to joining InfoVista, Mr. Mao was director of Business Development and director of Special Projects at Kent Ridge Digital Labs, a research institute in Singapore from 1999 to 2000. Mr. Mao also served as General Manager, New Business Development at Alcatel Singapore Pte. Ltd., a subsidiary of Alcatel providing telecommunication services, from 1997 to 1999, and as Senior Manager in charge of special projects at Singapore Telecommunications Technologies, a regional telecommunications operator and an affiliate of Vertex Technology Fund PTE Ltd., from 1995 to 1997. Mr. Mao holds a degree from the Ecole Superieure d'Informatique in Paris.

Didier Lesteven is Executive Vice President in charge of InfoVista WorldWide Operations. Before joining InfoVista in September 2001, Mr. Lesteven was Senior Vice President of Sterling Commerce International (a subsidiary of SBC Communications) from 1999 to 2001. From 1997 to 1999, he was Vice President of Sales with Candle Corporation, in charge of Candle's West European operations. From 1991 to 1997, he was General Manager of Chipcom France (which was acquired by 3Com in 1995). Mr. Lesteven holds an MBA in Finance from l'Ecole des Cadres in Paris.

All of our executive officers may be contacted at InfoVista SA's head office, 6, rue de la Terre de Feu, 91952 Courtaboeuf Cedex Les Ulis, France.

6.3      CORPORATE GOVERNANCE

We established three committees of the board of directors on January 11, 1999.

6.3.1    Audit Committee

The board of directors has an audit committee, comprised of Messrs. Bernardini and Waal. This committee is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The audit committee established by the board of directors is in compliance with generally accepted business practices in France. For this reason, on September 7, 2000, we were granted a permanent exemption from the Nasdaq's Independent Director and Audit Committee requirements.

6.3.2    Compensation Committee

The board of directors has a compensation committee, comprised of Messrs. Bernardini, Tan Siew Teck and May, which is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.

6.3.3    Investment Committee

The board of directors has an investment committee, comprised of Messrs. May, Tardieu and Waal, which is responsible for defining general investment priorities, including potential acquisitions, our goals for return on equity, and financial oversight procedures.

6.4      [RESERVED]

6.5      COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Until October 31, 2000, Mr Tingaud was compensated through his wholly owned company, Alain Tingaud Innovations EURL. Mr Tingaud's company received an amount of (euro) 76,225 for services rendered by Mr Tingaud during the period from July 1 to October 31, 2000. Mr Tingaud has received a salary from the company of
(euro) 319,272 since November 1, 2000.

The aggregate amount of compensation that we paid to our executive officers as a group (5 persons in all), for services in all capacities during the fiscal year ended June 30, 2001, was approximately (euro) 1.17 million. Part of this amount was in the form of performance-related bonuses paid to our executive officers, the calculation of which is based on revenues. The aggregate amount that we set aside or accrued to provide pension, retirement or similar benefits for our executive officers as a group during the fiscal year ended June 30, 2001, was approximatively (euro) 13,872. The compensation of our officers and key personnel is proposed by the compensation committee of the board of directors. See "Corporate Governance - Compensation Committee" above.

We do not currently compensate our directors for their services. Remuneration of directors for their services requires approval from the shareholders in general meeting. The board of directors has resolved in principle to propose a directors remuneration plan to the shareholders at the general meeting to be held in December. The details of such proposal will be defined by the board prior to the shareholder meeting being called. There are currently no director's service contracts with InfoVista or any of its subsidiaries providing for benefits upon termination of employment.

The following table sets out the holdings of shares and warrants by directors and executive officers as at September 30, 2001.

   Security type                    Directors (1)      Executive Officers (2)
   Options (3)                                  0               340,000
   Warrants (3)                            18,750                 1,000
   Shares                               2,095,772               129,815
   Total                                2,115,771               470,815

   (1) 6 persons including 1 Executive Officer
   (2) 4 persons  excluding  the 1  Executive  Officer who is also a Director
   (3) Number of issuable shares


6.6      OPTIONS AND WARRANTS TO PURCHASE OUR SECURITIES

6.6.1    Options.

We currently have four stock option plans. The following discussion has been adjusted to reflect the 1:2 reverse stock split approved by our shareholders on May 25, 2000.

Authorization information

French law requires that the grant of stock options be authorized by an extraordinary shareholders meeting, with a two-thirds majority. The authorization includes the number of issuable shares and the minimum exercise price. The shareholders may delegate power to the board of directors to fix the details of the plan and to grant the options. The authority is given for a limited time. Our shareholders have delegated to the board of directors the authority to grant options to employees and members of management to subscribe for our shares.

The following table sets forth the key dates and figures relating to the authorization of our option plans currently in force.

     Name of     Date of shareholder     Date of expiry of     Number of issuable shares
      Plan          authorization          authorization             authorized(1)
    1996 Plan       April 5, 1996          April 4, 1999                 250,000(2)
    1999 Plan       April 9, 1999          April 9, 2004               1,126,000
    2000 Plan     December 9, 1999       December 9, 2004                250,000
                    May 11, 2000         December 9, 2004                500,000
    2001 Plan     December 18, 2000      December 18, 2005             2,000,000


(1) When an option holder leaves the Company, his/her un-exercised options revert to the Company and may be re-issued, subject to the authorization period.

(2) The shareholders' meeting of April 9, 1999 revoked the authorization given to the Board in respect of the 234 000 options which were un-issued at that date.


Vesting Information

Under the 1996 Plan, each year after the date of grant, the holder may exercise 25% of the total number of options held. Under all the other plans, the vesting rules are generally that the holder may exercise 25% of the options after the first anniversary of the date of grant, 50% after the second anniversary of the date of grant, 75% after the thirtieth month (2 1/2 years) of the date of grant and 100% after the third anniversary of the date of grant. Under all the plans, the board of directors has the right to vary these dates and percentages either at the date of grant or at any time thereafter with the consent of the option holder.

Grant Information

The following table sets out the key dates and figures relating to the grant of stock options as at October 31, 2001.


   Grant dates             Period during which optionnee may  Exercise Price in     No. of issuable shares at
                                   exercise options                 (euro)             September 30, 2001
   1996 Plan
   September 26, 1996      September 1997 - September 2001          0.305                       0
   December 12, 1996       December 1997 - December 2001            0.305                       0
   September 10, 1997      September 1998 - September 2002          1.217                  19,375
   October 27, 1997        October 1998 - October 2002              1.460                     625
   February 5, 1998        February 1999 - February 2003            1.753                   1,500
   Totals per plan                                                                         21,500

   1999 Plan
   April 9, 1999           May 2000 - April 2007                    1.768                  57,162
   July 9, 1999            August 2000 - July 2007                  1.768                 113,473
   October 28, 1999        November 2000 - October 2007             3.049                  91,501
   January 28, 2000        February 2001 - January 2008             4.878                  79,000
   March 31, 2000          March 2001 - March 2008                  12.20                  13,000
   Totals per plan                                                                        354,136

   2000 Plan
   January 28, 2000        January 2001 - January 2008              4.878                  71,250
   March 10, 2000          March 2001 - March 2008                  12.196                 83,500
   March 31, 2000          March 2001 - March 2008                  12.20                  33,250
   September 4, 2000       September 2001 - September 2008          37.53                 178,000
   October 19, 2000        October 2001 - October 2008              38.50                  39,250
   Totals per plan                                                                        405,250

   2001 Plan
   January 24, 2001        January 2002 - January 2011              31.00                 625,695
   April 23, 2001          April 2002 - April 2011                  10.83                 260,600
   June 23, 2001           June 2002 - June 2011                     8.14                 139,850
   September 26, 2001      September 2002 - September 2011           2.44                 116,100
   Totals per plan                                                                      1,142,245

As adjusted for the reverse stock split of May 25, 2000
-------------------------------------------------------

(1) All French franc amounts have been converted from French francs to euro at the official conversion rate of (euro) 1.00 = FF 6.55957, unless the exercise price was fixed in both euro and francs.

Under French law, we cannot grant options to members of the board of directors (other than the Chairman and/or Chief Executive Officer) who are not employees. All options granted under the 1996 Plan have a term of five years, all options granted under the 1999 Plan and the 2000 Plan have a maximum term of eight years and all options granted under the 2001 Plan have a maximum term of 10 years. If employees subject to paying social charges in France do not transfer their shares for a specified holding period following the grant of the option, under certain conditions, they benefit from a favorable tax treatment upon the subsequent sales of the shares granted upon the exercise of the options. In general, if an optionee dies during his or her employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the optionee other than by will or the laws of intestacy.

If an employee subject to social charges in France at the date of grant of options, sells or otherwise transfers the shares resulting from an exercise of such options prior to the expiration of the applicable holding period, the employer is required to pay French social contributions and certain salary-based taxes, which may represent, for us, approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date. The law is consistent with French personal income tax law pursuant to which the difference between the option exercise price and the fair value of the shares at the grant date is treated as salary income if the shares are sold or otherwise disposed of within the said holding period. This rule applies to all our options, whatever the grant date. Because our existing stock option plans are not structured to enforce this holding period, if any of our employees exercise options and sell the resulting shares before the end of the relevant holding period, we could be required to pay French social charges to the French government on the resulting taxable income to those employees. In the case of options granted before April 27, 2000 the holding period is five years from the date of grant. For options granted on or after that date, the holding period is reduced to four years.

On July 23, 2001, in the context of a severance package for Mr. Vidal, former Executive Vice-President North American Operations and President of InfoVista Corp, the board of directors resolved to reduce the vesting period applicable to 100,000 options, giving the right to subscribe to 50,000 new shares granted on April 9, 1999 under the 1999 Plan by six months and the vesting period applicable to 15,000 options, giving the right to subscribe to 7,500 new shares granted on October 28, 1999 under the 1999 Plan by twelve months. The board of directors also resolved to extend the period during which the employee may exercise options after giving or receiving notice of termination of employment to cover the whole of the notice period from July 31, 2001 to June 30, 2001.

On July 23, 2001 the board of directors resolved, under certain conditions, to make available to employees holding options with an exercise price higher than
(euro) 30.00 per share, an offer to surrender all or some of the options granted to them on or after September 1, 2001, without limitation as to exercise price. In exchange, such employees would have the possibility, under certain conditions, to be granted new options giving the right to subscribe to the same number of shares as the surrendered options. The grant date for the new options would be no sooner than six months and one day after the date of cancellation of the options. The exercise price for the new options would be fixed in accordance with the rules of the 2001 Plan and otherwise subject to the conditions set forth in the Schedule TO documents filed with the Securities and Exchange Commission on August 30, 2001, the commencement date of the offer period. 1,021,945 options in total were eligible for cancellation under the scheme
 .950,265 options were cancelled under the terms of the Offer.

6.6.2   Warrants

We have issued six series of warrants, two of which remain outstanding. The key dates and figures relating to the warrants as at October 31, 2001 are set out in the following a table. Most of the warrants were issued to current shareholders and/or members of management. However, Mr. Gilles Assant holds 38,000 warrants, Mr. Troy was granted 10,000 warrants and Mr. Philippe Ozanian, who has subsequently become an employee, was granted 2,000 warrants, all of which may be exercised for shares in a two-to-one ratio.


Table of key dates and  figures  relating to the grant of warrants as at October
--------------------------------------------------------------------------------
31, 2001 (as adjusted for the reverse stock split of May 25, 2000).
-------------------------------------------------------------------

                                                               Maximum no. of                                Of which,     No. of
                                                              ---------------                                ---------     ------
                Date of                                       issuable shares  Subscription                  granted to   Executive
                -------                                       ---------------  ------------                  ----------   ---------
Name of       shareholder      Period during which holder     at September 30,    price     Exercise price   Executive    Officers
-------      -------------      -------------------------     ----------------    -----     --------------   ----------   --------
Series       authorization        may exercise warrants            2001         in(euro)(1)   in(euro)(1)     Officers    concerned
------       -------------        ---------------------            ----         ----------    -----------     --------    ---------
Series O        30-Jun-98        Jun 30, 1998 - Jun 30, 2003        212,710          0.02         1.22 (2)            0          0

Series C        9-Dec-99         Dec 9, 1999 to Dec 9, 2004          28,750 (4)      0.02         4.88 (3)        1,000          1
Series E       13-Dec-2001      Dec 13, 1999 to Dec 13, 2006        195,624           (5)            (5)              0          0
            Totals per series                                       437,084                                       1,000



(1) All amounts have been converted from French francs to euro at the official conversion rate of (euro) 1.00 = FF 6.55957.
(2)  Includes(euro)0.67 of share premiums.
(3)  which includes(euro)4.33 of share premiums.
(4) On June 6, 2000, we repurchased and cancelled 5,000 Series C warrants which gave the right to subscribe to 2,500 shares.
(5) Series E will be proposed to the shareholders at the extraordinary general meeting to be held in December 2001. The subscription price will be not less than 1% of the average closing price of InfoVista shares on the Nouveau Marche over the 20 trading days prior to the issue date. The subscription price for each share will be fixed at no less than the highest of (1) 85% of the average closing price of InfoVista shares on the Nouveau
     Marche over the 20 trading days prior to the issue date; (2) the closing price of InfoVista shares on the Nouveau Marche on the trading day prior to the issue of the warrants and (3) the closing price of InfoVista ADSs on the Nouveau Marche on the trading day prior to the issue of the warrants



6.7      EMPLOYEES

As of June 30, 2001, we employed 243 people, excluding independent contractors.

6.7.1    Distribution by sector

The following chart indicates the distribution of InfoVista's employees by sectors as of June 30, 2001, 2000, and 1999.

                                                    As of June 30,
                                         ------------------------------------
                                           2001           2000         1999
                                         -------         ------       -------
  InfoVista employees                      243            147            62
  which:
  Administrative                            43             26            14
  Sales and marketing                       92             58            18
  Research and development                  54             28            10
  Customer service                          54             35            20

6.7.2   Geographic distribution

The following chart indicates InfoVista's employees by geographic distribution as of June 30, 2001, 2000, and1999.

                                               As of June 30,
                                     -------------------------------
                                       2001         2000       1999
                                     -------       ------     ------
  Employees
  Europe                               153           97          44
  United States                         70           47          18
  Asia                                  20            3           0
  Total                                243          147          62


Employees of InfoVista are mainly engineers and managers. The number of employees has grown strongly during the last three fiscal years, with the departure of only 49, 15 and 19 persons in fiscal years 2001, 2000, and 1999, respectively. We are committed to ongoing recruitment efforts to meet the demands of our growth, particularly for sales personnel and development engineers. We have an open communication policy with our employees and we hold informational meetings regularly. We do not employ a significant number of temporary employees.

6.7.3    Profit sharing and Share purchase schemes

On  March  6,  2000,  we  entered  into  a  profit   sharing   agreement   (Plan
d'Interessement) with our employees in France for the duration of three years.

On June 1, 2001 we put in place an employee savings scheme (Plan d'Epargne Entreprise) for our employees in France as a complement to the above profit sharing scheme. The scheme is managed by AXA Gestion Interessement and it allows the French employees to invest either the funds derived from the profit sharing agreement mentioned above or their private sources into a choice of three funds balancing risk against projected investment return. One of the funds is composed of 100% InfoVista shares.

6.7.4    Collective agreements

As of February 1, 2000, French employers became subject to a new law reducing the workweek to 35 hours. In this respect, we have signed an agreement with the representatives of our employees on March 8, 2000, by which the reduction in the number of working hours was established with retroactive effect to February 1, 2000.

In addition, employment contracts with all of our employees in France are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry.

6.8      SHARE OWNERSHIP

With respect to directors and senior management, information concerning their share ownership in our company is addressed in "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1      MAJOR SHAREHOLDERS AS AT OCTOBER 31, 2001

The table below sets forth information as at October 31, 2001, with respect to each person known by us to beneficially own more than 5% of our outstanding shares and all of our directors and executive officers as a group as of such date. The voting rights of our principal shareholders are identical to those of our other shareholders.

Shareholder                                    Number of        % of share      % of voting
                                                 shares           capital         rights
Societe Centrale d'Investissements              1,918,012           9.75           9.76
Vertex Technology Fund Ltd (1)                  1,169,170           5.95           5.95
Innovacom (2)                                   1,088,665           5.54           5.54
FMR Corp. / Fidelity International Ltd (3)      1,815,881           9.24           9.24

Directors & Executive Officers
Alain Tingaud (4)                                 917,223           4.67           4.67
Jean-Paul Bernardini                                    1           0.00           0.00
Herbert May                                             1           0.00           0.00
Hubert Tardieu                                      1,250           0.01           0.01
Peter Waal                                          9,376           0.05           0.05
Philippe Ozanian                                      533           0.00           0.00
Manuel Stopnicki                                  128,436           0.65           0.65
Peter Mao                                             846           0.00           0.00
Didier Lesteven                                         0           0.00           0.00

InfoVista S.A.                                      6,753           0.03           0.00
Others(5)                                      12,605,578          64.11          64.13

  Total                                        19,661,725            100            100

(1)  Vertex Technology Fund Ltd is also a Director
(2) Includes 247,867 shares held by Innovacom 1 and 840,798 shares held by Innovacom 2.
(3)  Directly or indirectly.  Declaration made on September 18, 2001. FMR Corp /
     FIL notified us that its holdings exceeded 5% on April 11, 2001.
(4)  Includes  50 shares held by Mr.  Tingaud  and 917,173  shares held by Alain
     Tingaud Innovations EURL, all of which may be deemed to be beneficially owned by Alain Tingaud. Mr. Tingaud disclaims beneficial ownership of shares held by Alain Tingaud Innovations
(5)  Includes shares issued upon the exercise of stock options by our employees.


To our knowledge, as of October 31, 2001, (i) number of outstanding ADSs was 840,404 and (ii) the number of Registered ADR holders was three. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other national or legal person separately or jointly. There is no arrangement known to us, the operation of which may at any subsequent date result in a change of control of InfoVista SA.

We are not aware of any lock-up or other holding obligation in force affecting InfoVista shares or ADSs held by management or other shareholders.

7.2      SIGNIFICANT CHANGES TO SHAREHOLDINGS OVER THE LAST 3 FISCAL YEARS

The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years. The table shows the percentage ownership of our major shareholders on the date of our principal capital increases and/or sales of shares during the period.

  Shareholder                        March 16, 2001     July 7, 2000     Mar. 31, 2000    Jan. 28, 2000     June 30, 1999
  -----------

  Societe Centrale d'Investissements.         10.04              12.5             17.2             16.5               21.5

  Vertex Technology Fund Ltd.........          6.12               7.9             13.1             12.8               12.1
  Innovacom.........................           5.70               7.1              3.7              3.0                1.1
  Strategic European Technologies
  N.V................................          5.77               7.0              6.2              6.1                5.7
  Alain Tingaud(1)..................           2.88               6.4              8.3              8.8               10.8
  CV Sofinnova Ventures Partners III           3.15               4.1              6.2              6.0                5.5
  Alain Ries(1)......................          2.04               4.3              5.5              5.8                6.4
  Dassault Developpement.............          1.97               2.9              4.4              4.4                4.1
  3Com Corporation...................          1.45               3.0              4.4              4.6                5.2
  Others(2)..........................         60.88              44.8             31.0             32.0               27.6
                                     --------------     -------------     ------------    -------------     ---------------
  Total..............................           .00             100.0            100.0            100.0              100.0

-------------------------------------------------------------------------------------------------------------------
(1)  Directly and indirectly.
(2)  Includes shares issued upon the exercise of stock options by our employees.

7.4      RELATED PARTY TRANSACTIONS

See Note 11of the Consolidated financial statements .

ITEM 8.  FINANCIAL INFORMATION

See "Financial Statements", for a list of the financial statements filed with this document.

ITEM 9.  THE OFFER AND LISTING

9.1      MARKETS

The shares of InfoVista have been listed on the Nouveau Marche of Euronext Paris S.A. ("Euronext Paris") and the ADSs have been listed on the Nasdaq National Market in the United States since July 7, 2000. InfoVista has been included in the Euronext Paris I.T. CAC since July, 2000, on the SBF 250 index since December 21, 2000, and the Euronext Paris I.T. CAC 50 since June 15, 2001. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris, from twelve economic sectors. The I.T. CAC index is an index of French technology companies, which included 177 listed securities as of September 15, 2001. The IT CAC 50 indexes the 50 largest and most liquid stocks from the IT CAC.

9.2      PRICE HISTORY OF THE STOCK

This table provides the high and low closing prices for our shares on the Nouveau Marche and our ADSs on the Nasdaq National Market for since our shares began trading on July 7, 2000.

Volume of transactions and closing price evolution on the Nouveau Marche, in euros


                                    Closing price of Shares in euros (1)  Volume in  Closing price of ADSs in dollars (2)  Volume in
                                    ------------------------------------  ---------  ------------------------------------  ---------
                                    High            Low          Average     000s      High          Low        Average      000s
                                    ----            ---          -------     ----      ----          ---        -------      ----
6 months to October 31, 2001

2001         May                    11.80           8.20           10.10    1,236     10.15         7.40          8.73        329
2001         June                   12.20           4.90            7.41    1,377      9.81         4.25          6.42        419
2001         July                    6.20           4.17            4.79    1,608      5.15         3.70          4.09        397
2001         August                  5.38           3.45            4.44      986      4.46         3.15          3.93        241
2001         September               3.30           2.10            2.65    3,474      2.80         2.00          2.27        235
2001         October                 3.80           2.28            2.74    4,319      3.60         2.00          2.49        336

Fiscal year 2002 by quarter ended   High            Low                                High          Low
                                    ----            ---                                ----          ---
September 30,                        3.30           2.10                               2.80         2.00

Fiscal year 2001 by quarter ended   High            Low                                High          Low
                                    ----            ---                                ----          ---
September 30,                       45.50          18.01                              39.19        20.75
December 31                         54.50          18.20                              47.94        15.00
March 31                            34.00          10.30                              32.06         8.00
June 30                             12.20           4.90                              10.29         4.25

Fiscal year 2001                    High            Low                                High          Low
                                    ----            ---                                ----          ---
July 1 2000 to June 30 2001         54.50           4.90                              47.94         4.25

(1) Source: Euronext
(2) Source: Nasdaq

The following charts represent the price history of the stock on the Nouveau Marche and the Nasdaq from July 7, 2000 to October 31, 2001.


                Price history of the stock on the Nouveau Marche
                                [OBJECT OMITTED]





                    Price History of the stock on the NASDAQ
                                [OBJECT OMITTED]

9.3      GENERAL

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the "SBF," the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris' trading markets as well as the regulation of those markets.

Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marche Libre OTC.

9.4      THE NOUVEAU MARCHE

The Nouveau Marche is a regulated market managed and operated by Euronext Paris. The Nouveau Marche, however, is neither a new section of an existing market, nor a stepping-stone to Euronext Paris's Second Marche.

The Nouveau Marche is an electronic market which combines a central order book with market-making to ensure greater liquidity. Member firms of the Nouveau Marche may act in one or more capacities: Listing Advisers/Market-Makers
(Introducteurs/Teneurs de Marche, or "ITMs") or broker-dealers (Negociateurs-Courtiers).

Admission to the Nouveau Marche is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Nouveau Marche are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The Nouveau Marche may also require certain current shareholders to enter into lock-up arrangements at the time of offerings of securities.

Shares listed on the Nouveau Marche are placed in one of two categories depending on the volume of transactions, continu or fixing.

In October 1998, Euronext Paris introduced continuous trading for the most actively traded shares on the Nouveau Marche. Such trading takes place on each business day from 9:00 a.m. to 5:30 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 to 5:30 during which transactions are recorded but not executed and a closing auction of 5:30 p.m.

For shares that are not traded continuously, retail orders on the Nouveau Marche are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Our shares trade continuously. Trading in the securities listed on the Nouveau Marche may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day's closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price varies again by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris may also suspend trading for a

4-minute period if the price varies by more than 2% from the last traded price. Euronext Paris may also suspend trading of a security listed on the Nouveau
Marche in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marches Financiers ("CMF") may also suspend trading.

Trades of securities listed on the Nouveau Marche are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de reglement differe) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least (euro) 1 billion and a daily average volume of trades of at least (euro) 1 million. Our shares are not eligible for the deferred settlement service. Investors can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month.

Equity securities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of, a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

Prior to any transfer of securities held in registered form on the Nouveau Marche, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marche are cleared by clearnet and settled through Euroclear France. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

Lehman Brothers International (Europe) and BNP Equities France act as Teneurs de Marche with respect to the shares traded on the Nouveau Marche.



ITEM 10. ADDITIONAL INFORMATION

10.1     MEMORANDUM AND ARTICLES OF ASSOCIATION

For the company's purposes, please see "Information on the Company - Objects of the Company".

In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts (by-laws). An unofficial English translation of our statuts is included as an exhibit to this report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Evry, France. Please refer to those full documents for additional details.

10.2     SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

10.2.1   General

In accordance with Book II of the French commercial code and Decree no. 67-236 of March 1967, there are two types of shareholders' general meetings, ordinary and extraordinary.

Ordinary general meetings of shareholders are required for matters such as:

     o    electing, replacing and removing directors,

     o    appointing independent auditors,

     o    approving the annual accounts,

     o    declaring dividends or authorizing dividends to be paid in shares, and

     o    issuing debt securities.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

     o    changing our company's name or corporate purpose,

     o    increasing or decreasing our share capital,

     o    creating a new class of equity securities,

     o authorizing the issuance of investment certificates, convertible or exchangeable securities,

     o    establishing any other rights to equity securities, and

     o    the voluntary liquidation of our company.

10.2.2   Annual Ordinary Meetings

The French company law requires our board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

     o    one or several shareholders holding at least 5% of our share capital,

     o    any interested party in cases of urgency, or

     o duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 5% of the voting rights of our company.

10.2.3   Notice of Shareholders' Meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice ("avis de reunion") which is published in the Bulletin des Annonces Legales Obligatoires, or "BALO." The preliminary notice must have been previously sent to the Commission des operations de bourse (the "COB"). It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a notice stating that the shareholders have ten days from the date of publication to send their proposals for resolutions.

At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send a final notice (avis de convocation) containing, among other things, the final agenda and other information for the meeting. The final notice must be sent by mail to all registered shareholders who have held shares for more than one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the local administrative department (departement) in which our company is registered as well as in the BALO, with prior notice having been given to the COB.

In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda for the meeting. In an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within 10 days of the publication of the preliminary notice in the BALO by:

     o    one or several shareholders holding a specified percentage of shares,

     o a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 5% of our voting rights.

The board of directors must submit these resolutions to a vote of the shareholders.

During the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions.

10.2.4   Attendance and Voting at Shareholders' Meetings

Each share confers on the shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French company law and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited intermediary with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.

10.2.5   Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate in general meetings either in person, by proxy or, if it is provided for by the statuts, by videoconference or by any means of telecommunication which allow them to be identified. An amendment to the statuts was approved by shareholders at the annual general meeting held December 13, 2001. Shareholders may vote in person, by proxy or by mail.

Proxies will be sent to any shareholder on request with, among other things, a draft of the resolutions. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy dated and signed without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the shareholders' meeting.

10.2.6   Quorum

The French company law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any means of telecommunications which allows them to be identified to fulfill the quorum requirement for:

     o    an ordinary general meeting, and

     o an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail, by proxy or by videoconference or other means of telecommunication which allows them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

10.2.7   Majority

A simple majority of shareholders may pass a resolution concerning a capital increase by incorporation of reserves, profits or share premium at either an ordinary general meeting or an extraordinary general meeting. At any other extraordinary general meeting, a two-thirds majority of the shareholder votes cast is required.

A  unanimous   shareholder   vote  is  required  to  increase   liabilities   of
shareholders.

Abstention from voting by those present in person or by videoconference or other identifiable means of telecommunication which allows them to be identified or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

In general, each shareholder is entitled to one vote per share at any general meeting. Under the French company law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

10.3      FINANCIAL STATEMENTS AND OTHER COMMUNICATIONS WITH SHAREHOLDERS

In connection with any shareholders' meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years in French GAAP to any shareholder who so requests. The French company law also requires that a special report must be provided to the ordinary shareholders' meeting regarding stock options authorized and/or granted by the company.

10.4     DIVIDENDS

We may only distribute dividends out of our "distributable profits," plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our statuts. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

10.4.1   Legal Reserve

The French company law provides that French societes anonymes such as our company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At June 30, 2001, our legal reserve was (euro) 4,941.94. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

10.4.2   Approval of Dividends

According to the French company law, the board of directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board of directors may distribute interim dividends for a minimum amount of (euro) 0.76 (FF 5) per share, to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a shareholders' meeting is required.

10.4.3   Distribution of Dividends

If such a priority dividend is paid in full, dividends are distributed to shareholders pro rata according to their respective holdings of shares.
Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting. We have not distributed any dividends during the past three fiscal years.

10.4.4   Timing of Payment

According to the French company law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

10.5     CHANGES IN SHARE CAPITAL

10.5.1   Increases in Share Capital

As provided by French company law, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in our share capital may be effected by:

     o    issuing additional shares,

     o    increasing the nominal value of existing shares, or

     o    creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected by issuing such securities:

     o    for cash,

     o    for assets contributed in kind,

     o    by conversion of debt securities previously issued,

     o    by capitalization of profits, reserves or share premiums,

     o subject to various conditions, in satisfaction of debt incurred by our company, or

     o    any combination of the above.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See "Shareholders' Meetings and Voting Rights."

The shareholders may delegate the right to carry out any increase in share capital to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to the Chairman and/or Chief Executive Officer.

Each time the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of our company and its subsidiaries or on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.

10.5.2   Decreases in Share Capital

According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all holders of shares must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

10.6     PREEMPTIVE SUBSCRIPTION RIGHTS

According to French company law, if we issue specific kinds of additional securities, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.

A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non transferable priority right to subscribe to the new securities, during a limited period of time. A two-thirds majority of the shares entitled to vote at an extraordinary general meeting also may grant to existing shareholders a non-transferable form of preemptive rights to subscribe to any new securities that may affect our share capital. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

10.7     FORM, HOLDING AND TRANSFER OF SHARES

10.7.1   Form of Shares

Our statuts provide that the shares may be held in registered or bearer form.

10.7.2   Holding of Shares

In accordance with French law concerning dematerialization of securities, shareholders' ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder account shows that the shares are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

Shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are registered in an account which the accredited intermediary maintains with Euroclear France. That account is separate from our company's share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our statuts permit us to request that Euroclear Franceprovide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

French company law states that shares held by any non-French resident may be held on the shareholder's behalf in a collective account or in several individual accounts by the intermediary.

10.7.3   Transfer of Shares

Our statuts do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on Euronext Paris, and accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

10.8     LIQUIDATION RIGHTS

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

10.9     REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those thresholds, must notify the company within 15 calendar days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the Conseil des Marches Financiers, or "CMF," within five trading days of the date it crosses the threshold.

French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3 % of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

In addition, and subject to the listing of our shares, provisions have been included in our statuts to the effect that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than 2% of our share capital or voting rights must notify us within 15 days by registered mail, return receipt requested, of the number of shares it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of 2% or whole multiples of 2%. If a person does not comply with this notification requirement, one or more shareholders holding 2% or more of our share capital or voting rights may require a shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders' meetings for two years following the date on which the owner complies with the notification requirements.

In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (avis), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the CMF.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to a FF 120,000 fine.

10.10    PURCHASE OF OUR OWN SHARES

Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

     o to reduce our share capital by canceling the shares we purchase, with our shareholders' approval at an extraordinary general meeting,

     o to provide shares to our employees under a profit-sharing plan or stock option plan, or

     o to acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided our shares are listed on a regulated market (e.g., the Premier Marche, the Second Marche or the Nouveau Marche) subject to the approval by the general shareholders meeting and the filing of a Note d'Information that has received the visa from the Commission des Operations de Bourse ("COB").

We may not cancel more than 10% of our outstanding share capital over any 21-month period. In addition, we may not repurchase under either 2 or 3 above an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preemptive subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preemptive subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

On December 18, 2000, the shareholders authorized our board of directors to repurchase up to 10% of our total outstanding share capital on that date, which was 1,906,660 shares. The total amount of such purchase may not exceed (euro) 30 million. This authorization will expire on the date of the annual shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2001. The shareholders also authorized the board to cancel repurchased shares which amount up to 10% of our outstanding share capital within any 24 month period. This share repurchase program has been registered by the COB in a Note d'information under the visa number 00-1902 on November 27, 2000. A new authorization was approved by the general annual meeting held on December 13, 2001.


10.11    TRADING IN OUR OWN SHARES

Under Reglement no. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

     o trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries, in each trading session, except during the issue period of any securities and one month after the listing of the securities if the trades are made to ensure the success of the issuance,

     o any block trades may not be made at a price above the current market price, and

     o each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If a company's shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

     o the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

     o the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and

     o the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marche in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like our shares, are traded on the immediate settlement market.

If a company's shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

     o the trade must not account for more than 25% of the average daily trading volume on the Nouveau Marche in the shares during the 15 trading days immediately preceding the trade.

However, there are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

After making an initial purchase of our own shares, we must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

10.12    OWNERSHIP OF SHARES BY NON-FRENCH PERSONS

Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union ("E.U.") obtain an autorisation prealable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a declaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20 % or more of a listed company's share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

10.13    MATERIAL CONTRACTS

Please see "Information on the Company - Intellectual Property".

10.14    EXCHANGE CONTROLS

Under current French exchange control  regulations,  there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

10.15    OTHER

For other limitations affecting shareholders, see "Form, Holding and Transfer of Shares" and "Requirements for Holdings Exceeding Certain Percentages."

10.16    TAXATION

10.17    FRENCH TAXATION

The following is a general summary of the material French tax consequences of owning and disposing of the shares of our company. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.

This discussion is intended only as a descriptive summary. It does not address all aspects of French tax laws that may be relevant to you in light of your particular circumstances. It is based on the laws, conventions and treaties in force as of the date of this report, all of which are subject to change, possibly with retroactive effect, or different interpretations.

However, you are urged to consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

10.17.1  Taxation on Sale or Disposal of Shares

Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our company if both of the following apply to you:

     o    you are not a French resident for French tax purposes, and

     o you have held not more than 25% of our company's dividend rights, known as droits aux benefices sociaux, at any time during the preceding five years, either directly or indirectly and as related to individuals alone or with relatives.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of our company, even if one or both of the above statements applies to you.

Subject to specific conditions, foreign states, international organizations and a number of foreign public bodies are not considered French residents for these purposes.

If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is FF 20,000 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

10.17.2  Taxation of Dividends

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

     o 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime;

     o 25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

In addition, if the distribution of dividends by us gives rise to the precompte, shareholders entitled to the avoir fiscal at the rate of 25% and then 15% will generally be entitled to an additional amount of avoir fiscal equal to:

     o 50% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%;

     o 70% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the precompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the precompte).

French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents and, under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

The following countries, French overseas territories, known as Territoires d'Outre-Mer, and other territories have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia         Israel            Niger                French Territotires
Austria           Italy             Norway               d'Outre-Mer and
Belgium           Ivory Coast       Pakistan             others :
Bolivia           Japan             Senegal
Brazil            Latvia            Singapore            Mayotte
Burkina Faso      Lithuania         South Korea          New Caledonia
Cameroon          Luxembourg        Spain                Saint-Pierre & Miquelon
Canada            Malaysia          Sweden
Estonia           Mali              Switzerland
Finland           Malta             Togo
Gabon             Mauritius         Turkey
Germany 1         Mexico            Ukraine
Ghana             Namibia           United Kingdom
Iceland           Netherlands       United States
India             New Zealand       Venezuela




--------


1 According to a common statement of the French and German tax authorities dated July 13, 2001, dividends paid to German resident holders who are not individuals no longer give right to the avoir fiscal. Discussions are currently taking place between the French and German tax authorities, which could result in the suppression of the transfer of the avoir fiscal to German resident individual holders. German holders are urged to consult teir own tax advisor in this respect.

Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

     o    a lower rate of withholding tax, generally 15%, and

     o a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

If these arrangements provided for by any of the above-listed treaties apply to a shareholder, we will generally withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend, that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

10.17.3  The Precompte

A French company must pay a tax known as the precompte to the French tax authorities if it distributes dividends out of:

     o profits which have not been taxed at the ordinary corporate income tax rate; or

     o profits which have been earned and taxed more than five years before the distribution.

The amount of the precompte is 50% of the net dividends before withholding tax.

A shareholder that is not a French resident for French tax purposes may generally obtain a refund of all or part of the precompte we actually pay in cash, net of applicable withholding tax, in two cases:

     o if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal, or

     o if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the avoir fiscal.

10.17.4  Estate and Gift Tax

France imposes estate and gift tax where an individual or entity acquires shares of a French company from a non-resident of France by way of inheritance or gift. France has entered into estate and gift tax treaties with a number of countries. Under these treaties, residents of those countries may be exempt from this tax or obtain a tax credit, assuming specific conditions are met. You should consult your own tax advisor about whether French estate and gift tax will apply to you and whether you may claim an exemption or tax credit.

10.17.5  Wealth Tax

You will not be subject to French wealth tax, known as impot de solidarite sur la fortune, if both of the following apply to you:

     o    you are not a French resident for French tax purposes, and

     o you own less than 10% of our company's capital stock, either directly or indirectly.

If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

10.17.6  Taxation of U.S. Investors

The following is a general summary of the material U.S. federal income tax and French tax consequences of owning and disposing of our shares or ADSs and applies to you if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

     1. You own, directly or indirectly or through attribution, less than 10% of our company's share capital,

     2.   You are any one of the following:

          (a) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
          (b)  a United States domestic corporation;
          (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or
          (d) a trust if a court in the United States is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust.

     3. You are entitled to the benefits of the U.S.-France income tax treaty under the "Limitation on Benefits" article of that treaty,

     4.   You hold your shares or ADSs of our company as capital assets, and

     5.   Your functional currency is the U.S. dollar.

When referring to the U.S.-France income tax treaty, we refer to the income tax treaty currently in force between the United States and France, the "Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital," signed on August 31, 1994.

For purposes of the U.S.-France income tax treaty and U.S. federal income tax, deposits or withdrawals of shares by you for ADSs will not be subject to U.S. federal income tax.

Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding their shares or ADSs as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this report. Furthermore, this discussion is based upon U.S. and French law and practice. This summary is subject to any changes to U.S. or French law or practice occurring after the date hereof. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Investors of our shares or ADSs should consult their own tax advisors concerning the U.S. federal state and local tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

(i)      Taxation of Dividends

Withholding Tax and Avoir Fiscal

In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are entitled to a tax credit, known as the avoir fiscal.

The amount of the avoir fiscal is generally equal to:

     o 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

     o 25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

In addition, if the distribution of dividends by us gives rise to the precompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

     o 50% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

     o 70% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

As indicated below, the precompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the precompte).

French companies must normally deduct a 25% French withholding tax from dividends paid to non-residents and, under French domestic law, shareholders who are not resident in France are not eligible for the avoir fiscal. Under the U.S.-France income tax treaty, this withholding tax is reduced to 15% if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and certain other requirements are satisfied.

Additional provisions apply if you are considered an eligible U.S. holder of shares or ADSs. You are eligible if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

1. You are an individual or other non-corporate holder that is a resident of the United States for purposes of the U.S.-France income tax treaty;

2.   You are a U.S. corporation, other than a regulated investment company;

3. You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the United States; or

4. You are a partnership, estate or trust that is a resident of the United States for purposes of the U.S.-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under point 1 or point 2 above.

If you are an eligible U.S. holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the United States under the U.S.-France income tax treaty in accordance with the following procedures:

     1. You must complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,

     2. If you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you may complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

          a. You are a resident of the United States for purposes of the U.S.-France income tax treaty;
          b. Your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;
          c. You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;
          d. You fulfill all the requirements under the U.S.-France income tax treaty to be entitled to the reduced rate of withholding tax and to be entitled to receive the avoir fiscal; and
          e. You claim the reduced rate of withholding tax and payment of the avoir fiscal.

If you are not an eligible U.S. holder, or if you have not completed Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, we will deduct French withholding tax at the rate of 25%. In that case, you may claim a refund from the French tax authorities of the excess withholding tax.

If you are an eligible U.S. holder, you may also be entitled to a payment from the French Treasury equal to the avoir fiscal, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships, estates or trusts, the partners, beneficiaries or grantors must make the attestation.

Specific rules apply to the following:

     o tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and

     o various other tax-exempt entities, including certain state-owned institutions, not-for-profit organizations and individuals with respect to dividends which they beneficially own and which are derived from an investment retirement account.

Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. These entities are not entitled to the full avoir fiscal. However, such entities may claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, less withholding tax on such amount, provided that they own, directly or indirectly, less than 10% of our company's capital and they satisfy the filing requirements specified in Internal Revenue Service regulations.

The avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

The Form RF I A EU-No. 5052 or the certificate, together with its respective instructions, will be provided by the depositary to all U.S. holders of ADSs registered with the depositary and are also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. holders of ADSs that are returned to the depositary in sufficient time.

For U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal, including any French tax withheld, will be included in your gross income as ordinary income when any such payment is received by you (or the depositary, if you hold ADSs), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

Further, the amount of any dividend paid in euro or French francs, including any French tax withheld, will, for U.S. federal income tax purposes, be equal to the U.S. dollar value of the euro or French francs calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

     o First, as a tax-free return of capital, which will cause a reduction in the adjusted basis of your shares or ADSs in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those shares or ADSs; and

     o Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may take this amount as a credit against your U.S. federal income tax liability, subject to complex conditions and limitations, or you may alternatively choose to deduct all foreign taxes paid by you in a particular year as an itemized deduction.

The Precompte

A French company must pay an equalization tax known as the precompte to the French tax authorities if it distributes dividends out of :

     o profits which have not been taxed at the ordinary corporate income tax rate; or

     o profits which have been earned and taxed more than five years before the distribution.

The amount of the precompte is 50% of the net dividends before withholding tax.

If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any precompte paid by us with respect to dividends distributed to you. Under the U.S.-France income tax treaty, the amount of the precompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any precompte which we actually pay in cash, but not to any precompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the precompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or from the French Centre des Impots des Non-Residents whose address is 9, rue d'Uzes, 75094 Paris Cedex 2, France.

For U.S. federal income tax purposes, the gross amount of the precompte will be included in your gross income as ordinary income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income). The amount of any precompte paid in euro or French francs, including any French withholding taxes, will be equal to the U.S. dollar value of the euro or French francs on the date the precompte is included in income which, for a U.S. holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

(ii)     Taxation of Capital Gains

If you are a resident of the United States for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell, exchange or dispose of your shares or ADSs in the same manner as you would if you were to sell, exchange or dispose of any other shares or ADSs held as capital assets, in an amount equal to the U.S. dollar value of the difference between the amount realized for the share or ADS and your adjusted basis in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain or loss generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

 (iii)   French Estate and Gift Taxes

Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, signed November 24, 1978, if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

     o you are domiciled in France at the time of making the gift, or at the time of your death, or

     o you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

(iv)     French Wealth Tax

French wealth tax does not generally apply to shares or ADSs if the holder is a resident of the United States for purposes of the U.S.-France income tax treaty.

(v)      United States Information Reporting and Backup Withholding

Dividend payments made to you and proceeds paid from the sale, exchange or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of up to 30.5%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must file Internal Revenue Service Form W-9 (entitled "Request for Taxpayer Identification Number and Certification"). Non-U.S. holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.17.7  Where You Can Find More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and file reports and other information with the SEC. This annual report on Form 20-F is being filed pursuant to the Exchange Act. This report summarizes the content of contracts and other documents that we refer you to. Since this report may not contain all of the information that is important to you, you should review the full text of these documents.

Since we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and
Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to file semi-annual reports on Form 6-K. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549, and at its regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1     CURRENCIES

As our assets, earnings and cash flows are influenced by our foreign operations in the United States, the United Kingdom and the Asia/Pacific region, we are exposed to foreign currency risk. We expect this risk to increase with our planned expansion into the Asia/Pacific region, where our subsidiary will be affected by exchange rate fluctuations between the U.S. dollar, which is often used as a currency in that region, and the Singapore dollar, which will be its reporting currency. In addition, as our subsidiary in Singapore grows, our assets, earnings and cash flows will be affected by fluctuations between the Singapore dollar and the euro. To date, we have not engaged in currency hedging as we do not believe such activity would provide long-term benefits. We periodically reassess this policy.

Most of our sales are denominated in euro and the euro is the most important currency influencing our costs. Our cash is primarily denominated in euro and U.S. dollars and all of our long-term debt is in euro. We hold modest amounts of cash in British pounds against outflows for short-term operational reasons.

We estimate that a ten-percent adverse change between the euro and the U.S. dollar exchange rate would impact reported financial results for the year ended June 30, 2001 by approximately (euro) 2.2 million. We estimate that a ten-percent adverse change between the euro and the British pound foreign exchange rate would impact reported financial results for the year ended June 30, 2001 by approximately (euro) 0.4 million.

In addition, we have an interest-free loan from ANVAR, a French state organization created to foster research, and we would be exposed to interest rate risk if we were required to refinance this loan.

11.2     FINANCIAL INSTRUMENTS

The carrying amount and fair value of cash and cash equivalents, long-term receivables, and long-term debt are set forth below.

                       (In thousands(euro))                          As of June 30, 2001
                                                       -------------------------------------------
                                                       Carrying Amount               Fair Value
                                                       -------------------------------------------
Cash and cash equivalents.......................                62,904                    62,904
Deposits and other assets.......................                   777                       614
Long-term debt..................................                  (305)                     (290)
Current-portion of long-term debt...............                  (259)                     (259)


Long-term debt is repayable as follows:

              (In thousands(euro))                               At June 30,
                                       2002      2003      2004      2005     2006    Fair value
Long-term debt                          259       305        -         -        -         549


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.




PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of InfoVista or any of its significant subsidiaries.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


14.1     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our shares by issuing or modifying any other class of securities.



14.2     USE OF PROCEEDS

The registration statement for our initial public offering, Commission File Number 333-12160, was declared effective on July 7, 2000. Our initial public offering took place on July 7, 2000

We registered 6,900,000 common shares with a par value of (euro) .54 at an offering price of $ 12.23. The aggregate price of the offering amount registered was $ 84,387,000. We sold 6,000,000 shares and the aggregate offering price of the amount sold was $73,380,000. The underwriters fully exercised the overallotment option of 900,000 shares.

The proceeds derived from the listing of our shares on July 7, 2000 on the Nouveau Marche of Euronext Paris and on Nasdaq in the form of American Depositary Shares totaled (euro) 68,649,972 ($ 61,736,920 using noon buying rate on October 31, 2001), after deducting such fees and commissions.

These proceeds have been used in the following manner during the year ending June 30, 2001.

o    acquisition of TISS The Intranet Service Solution GmbH

o    investment on deposit accounts in euros.

PART III

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS

Not applicable.



ITEM 18. FINANCIAL STATEMENTS

The   following   financial   statements,    together   with   the   report   of
PricewaterhouseCoopers thereon, are filed as part of this annual report.


Consolidated Financial Statements                                                                    Page(s)
Report of independent accountant                                                                         93

Consolidated Statements of Operations for the years ended June 30, 2001, 2000 and 1999                   94

Consolidated Balance Sheets as of June 30, 2001 and 2000                                                 95

Consolidated Statements of Stockholders' Equity for the years ended June 30, 2001, 2000 and 1999         96

Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000 and 1999                   97

Notes to the Consolidated Financial Statements                                                        98 - 114

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this annual report :



1    Statuts, or by-laws, of InfoVista (unofficial English translation).

4.1 License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000*(incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).

4.2 1996 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)

4.3 1999 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)

4.4 2000 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)

4.5 2001 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit (D)(1) to Form SC TO-I, Commission File Number 005-61129)

8 Subsidiaries of the Registrant (see "Information on the Company - General Information Concerning the Share Capital of the Company - Subsidiaries and Investments ").

----------------------------

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
* Financial statement schedules are omitted because they are not applicable or because the information required is included in the financial statements or notes thereto.

19.1     GLOSSARY OF TERMS


       API.........................  application programming interface
       ASP.......................... application   service  providers,   service  providers  that  offer  access  to  software
                                     applications,  infrastructure,  and related services over the Internet;  applications are not installed at the end-user  location,  but are instead remotely  installed and managed on infrastructure provided by the ASP
       ATM.......................... asynchronous transfer mode
       HTML......................... hypertext markup language
       IP .......................... Internet protocol
       ISP.......................... Internet service provider
       IT .......................... information technology
       ITinfrastructure............. the collection of hardware and software components used to collect,  store and manipulate data
       LAN.......................... local  area  network,  a system  connecting  two or more  closely  located  communicating devices  with  full  connectivity  so that  every  user  device  on the  network  has the potential to communicate with any other device
       MAC address ................. specific  address for a single network  interface card - used as a unique  identifier for one machine
       MSP.......................... management  service  provider,  an ASP  specializing  in the  hosting  of  infrastructure management applications such as quality-of-service
       OEM.......................... original equipment manufacturer
       OSS.......................... Operational support systems
       SLA.......................... service  level  agreement,  made between the IT  department  and end users,  or a service provider and customer,  to specify what, when, and how information  services are expected to be rendered
       SLM.......................... service level management
       SNMP......................... simple network management protocol
       UNIX ........................ industrial-strength operating  system  used for large servers, data centers, etc.  Well-known versions include Sun Solaris, HPUX, IBM AIX, and SCO
       VAR.......................... value added reseller
       WAN.......................... wide area  network,  a network  that  generally  spans  distances  greater than one city, including regional networks such as local telephone  companies or international  networks such as global telecommunications service providers
       Windows NT .................. Windows New Technology:  Microsoft  Windows version designed for  professional  users and servers



INFOVISTA SA


Index to the Consolidated Financial Statements

Consolidated Financial Statements                                                                     Page(s)

Report of independent accountant                                                                          93

Consolidated Statements of Operations for the years ended June 30, 2001, 2000 and 1999                    94

Consolidated Balance Sheets as of June 30, 2001 and 2000                                                  95

Consolidated Statements of Stockholders' Equity for the years ended June 30, 2001, 2000 and 1999          96

Consolidated Statements of Cash Flows for the years ended June 30, 2001, 2000 and 1999                    97

Notes to the Consolidated Financial Statements                                                         98 - 114

                                  InfoVista SA
                                  ------------

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of InfoVista SA


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of InfoVista SA and its subsidiaries (the "Company") at June 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Paris, France
July 25, 2001

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers





Jean-Francois Chatel
Partner



                                                     InfoVista SA
                                                     ------------

                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands, except for share and per share data)

                                                                                 Year Ended June 30,
                                                                  --------------------------------------------------
                                                                        2001             2000             1999
                                                                  ----------------- ---------------- ---------------
Revenues
   License revenues                                               (euro)    19,548  (euro)    7,691  (euro)   1,615
   Service revenues                                                          8,111            2,650           1,190
                                                                  ----------------- ---------------- ---------------
Total revenues                                                              27,659           10,341           2,805

Cost of revenues
   Costs of license                                                            882              216              67
   Costs of services (exclusive of non-cash compensation expense
   of     (euro) 146,(euro)215 and(euro)32, respectively)                    5,893            2,540           1,564
                                                                  ----------------- ---------------- ---------------
Total cost of revenues                                                       6,775            2,756           1,631

                                                                  ----------------- ---------------- ---------------
Gross profit                                                                20,884            7,585           1,174

Operating expenses
   Selling and marketing expenses (exclusive of non-cash
   compensation expense of(euro)309,(euro)361 and(euro)43, respectively)    16,574            8,589           2,807

   Research and development expenses (exclusive of non-cash
   compensation expense of(euro)155,(euro)231 and(euro)38, respectively)     4,640            1,952           1,063

   General and administrative expenses (exclusive of non-cash compensation expense of(euro)1,619,(euro)600 and(euro)442,
   respectively)                                                             7,629            3,184           1,689

   Stock compensation expense                                                2,229            1,407             554
   Amortization of goodwill and purchased intangibles assets                   513                -               -

                                                                  ----------------- ---------------- ---------------
Total operating expenses                                                    31,585           15,132           6,113

                                                                  ----------------- ---------------- ---------------
Operating loss                                                            (10,701)          (7,547)          (4,939)

Other income:
   Interest income                                                           3,105              116              76
   Net foreign currency transaction gains                                    1,214              458             388

                                                                  ----------------- ---------------- ---------------
Loss before income taxes and minority interests                            (6,382)          (6,973)          (4,475)

   Income tax (expense) benefit                                                (2)                -              13
   Minority interest                                                            68               17               -
                                                                  ----------------- ---------------- ---------------
Net loss                                                         (euro)     (6,316) (euro)   (6,956) (euro)  (4,462)
                                                                  ================= ================ ===============

Basic and diluted loss per share                                 (euro)      (0.34) (euro)    (0.89) (euro)   (0.65)
                                                                  ================= ================ ===============

Basic and diluted weighted average shares outstanding                   18,851,731        7,772,868       6,884,708

The consolidated statements of income for the year ended June 30, 1999 has been restated from French francs to Euros using the exchange rate as of January 1, 1999.

The notes on pages 104 to 119 are an integral part of the consolidated financial statements.


                                                InfoVista SA
                                                ------------

                                         CONSOLIDATED BALANCE SHEETS
                             (In thousands, except for share and per share data)

                                                                              As of June 30
                                                               --------------------------------------------
                                                                       2001                   2000
                                                               ---------------------  ---------------------
ASSETS

Cash and cash equivalents                                      (euro)        62,904   (euro)         2,950
Trade receivables, net of allowance of(euro)632 and(euro)145,                 9,289                  9,710
respectively)
Prepaid IPO fees                                                                  -                    989
Prepaid expenses and other current assets                                     2,565                  4,421
                                                               ---------------------  ---------------------
     Total current assets                                                    74,758                 18,070
                                                               ---------------------  ---------------------

Fixed assets, net                                                             4,758                  1,326
Licensed technology and advances, net                                         1,568                      -
Goodwill and other purchased intangible assets, net                           3,139                      -
Deposits and other assets                                                       777                    750
                                                               ---------------------  ---------------------
     Total non current assets                                                10,242                  2,076
                                                               ---------------------  ---------------------

                                                               ---------------------  ---------------------
Total assets                                                   (euro)        85,000   (euro)        20,146
                                                               ---------------------  ---------------------

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                 (euro)         3,708   (euro)         4,124
Current portion of long-term debt                                               259                    183
Accrued salaries and commissions                                              1,526                    770
Accrued social security and other payroll taxes                                 763                    607
Deferred revenue                                                              4,465                  6,736
Other current liabilities                                                     1,262                  1,001
                                                               ---------------------  ---------------------
     Total current liabilities                                               11,983                 13,421
                                                               ---------------------  ---------------------

Long-term debt                                                                  305                    564
Other long term liabilities                                                     143                    104
Commitments and contingencies (Note 11)
                                                               ---------------------  ---------------------
     Total non-current liabilities                                              448                    668
                                                               ---------------------  ---------------------

Minority interest                                                                 -                     53

Stockholders' equity
Preferred stock, par value of(euro) 0.54 per share (0 and                         -                  2,133
3,950,607 shares authorized, issued and outstanding)
Common stock, par value of(euro)0.54 per share (19,641,414 and
8,978,871 shares authorized and issued, and 19,634,661 and                   10,606                  4,849
8,978,871 shares outstanding)
Capital in excess of par value of stock                                      85,701                 17,578
Accumulated deficit                                                        (22,680)               (16,364)
Other reserves                                                                   16                     16
Cumulative translation adjustement                                            (603)                  (901)
Deferred compensation                                                         (399)                (1,307)
Less common stock in treasury, (6,753 and 0 shares)                            (72)                      -
Total stockholders' equity                                                   72,569                  6,004
                                                               ---------------------  ---------------------

                                                               ---------------------  ---------------------
Total liabilities and stockholders' equity                     (euro)        85,000   (euro)        20,146
                                                               =====================  =====================

The notes on pages 104 to 119 are an integral part of the consolidated financial statements.


                                                        InfoVista SA
                                                        ------------

                                             STATEMENTS OF STOCKHOLDER'S EQUITY
                                     (In thousands, except for share and per share data)



                                     Number of        Number of      Number
                                     preferred        ordinary         of        Preferred      Common
                                     shares -         shares -      treasury      stock -       stock -           Treasury
                                     Series P         Series O       shares      Series P       Series O            stock
---------------------------------------------------------------------------------------------------------------------------
Balance, as of June 30, 1998            5,809,720     13,769,415           --   (euro) 1,594  (euro)    3,779          --
===========================================================================================================================

Exercise of stock warrants              2,091,494           --             --            574             --             --
Issuance of stock options                    --             --             --             --             --             --
Stock compensation expense                   --             --             --             --             --             --
Components of comprehensive income:
Cumulative translation adjustment            --             --             --             --             --             --
Net loss                                     --             --             --             --             --             --

Comprehensive loss                           --             --             --             --             --             --

---------------------------------------------------------------------------------------------------------------------------
Balance, as of June 30, 1999            7,901,214     13,769,415           --            2,168          3,779           --
===========================================================================================================================

Issuance of common stock                     --        2,800,000           --             --              768           --
Exercise of stock warrants                   --        1,200,000           --             --              324           --
Exercise of employee stock options           --          188,326           --             --               51           --
Reverse stock split                    (3,950,607)    (8,978,870)          --             --             --             --
Issuance of stock options                    --             --             --             --             --             --
Stock compensation expense                   --             --             --             --             --             --
Change in par value                          --             --             --              (35)           (73)          --
Components of comprehensive income:
Net loss                                     --             --             --             --             --             --
Cumulative translation adjustment            --             --             --             --             --             --

Comprehensive loss                           --             --             --             --             --             --

---------------------------------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2000           3,950,607      8,978,871           --            2,133          4,849           --
===========================================================================================================================

Issuance of common stock                     --        6,000,000           --             --            3,240           --
IPO fees and commissions                     --             --             --             --             --             --
Conversion of preferred stock          (3,950,607)     3,950,607           --           (2,133)         2,133           --
into common stock
Exercise of stock warrants                   --          526,039           --             --              284           --
Exercise of employee stock options           --          185,897           --             --              100           --
Reversal of deferred compensation            --             --             --             --             --             --
related to forfeited stock options
Stock compensation expense                   --             --             --             --             --             --
Purchase of treasury stock, at               --             --           19,942           --             --             (434)
cost
Common stock issued from treasury            --             --          (13,189)          --             --              362
Components of comprehensive income:
Net loss                                     --             --             --             --             --             --
Cumulative translation adjustment            --             --             --             --             --             --

Comprehensive loss                           --             --             --             --             --             --

-----------------------------------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2001                --       19,641,414          6,753           --     (euro)10,606    (euro) (72)
=============================================================================================================================






                                       Capital       Accumulated
                                     in excess of      other
                                      par value     comprehensive       Other      Deferred
                                       of stock         loss           reserves   compensation    Total
-----------------------------------------------------------------------------------------------------------
Balance, as of June 30, 1998         (euro) 4,210    (euro)(4,974) (euro)   (33)   (euro) (11) (euro) 4,631
-----------------------------------------------------------------------------------------------------------

Exercise of stock warrants                  1,285           --             --             --          1,859
Issuance of stock options                   1,270           --             --            (1,270)        --
Stock compensation expense                    388           --             --               166        554
Components of comprehensive income:
Cumulative translation adjustment             --            (258)          --             --           (258)
Net loss                                      --          (4,462)          --             --         (4,462)
                                              --      -----------                               -----------
Comprehensive loss                            --          (4,720)          --             --         (4,720)

-----------------------------------------------------------------------------------------------------------
Balance, as of June 30, 1999               (7,153)        (9,694)            33          (1,115)      2,324
===========================================================================================================

Issuance of common stock                    6,091           --             --             --          6,859
Exercise of stock warrants                  2,603           --             --             --          2,927
Exercise of employee stock options             24           --              (17)          --             58
Reverse stock split                          --             --             --             --
Issuance of stock options                   1,244           --             --            (1,244)         --
Stock compensation expense                    355           --             --             1,052       1,407
Change in par value                           108           --             --             --             --
Components of comprehensive income:
Net loss                                     --           (6,956)          --             --         (6,956)
Cumulative translation adjustment            --             (615)          --             --           (615)
                                                      -----------    -----------                ------------
Comprehensive loss                           --           (7,571)          --             --         (7,571)

-----------------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2000              17,578        (17,265)            16          (1,307)      6,004
===========================================================================================================

Issuance of common stock                   73,560           --             --             --         76,800
IPO fees and commissions                   (8,150)          --             --             --         (8,150)
Conversion of preferred stock
into common stock                            --             --             --             --             --
Exercise of stock warrants                  1,237           --             --             --          1,521
Exercise of employee stock options            231           --             --             --            331
Reversal of deferred compensation            (161)          --             --               161          --
related to forfeited stock options
Stock compensation expense                  1,482           --             --               747       2,229
Purchase of treasury stock, at               --             --             --             --           (434)
cost
Common stock issued from treasury             (76)          --             --             --            286
Components of comprehensive income:
Net loss                                     --            (6,316)         --             --         (6,316)
Cumulative translation adjustment            --               298          --             --            298
                                                       -----------    -----------                 ----------
Comprehensive loss                           --            (6,018)         --             --         (6,018)

------------------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2001       (euro) 85,701   (euro)(23,283)  (euro)   16     (euro)(399) (euro)72,569
============================================================================================================


The consolidated statements of stockholders' equity for the year ended June 30, 1999 has been restated from French francs to Euros using the exchange rate as of January 1, 1999.

The notes on pages 104 to 119 are an integral part of the consolidated financial statements.


                                                     InfoVista SA
                                                     ------------

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands, except for share and per share data)

                                                                                Year ended June 30
                                                                ----------------------------------------------------
                                                                      2001             2000             1999
                                                                ----------------------------------------------------
Cash flows from operating activities:
Net loss                                                        (euro)    (6,316)  (euro)  (6,956)    (euro) (4,462)
Adjustments to reconcile net loss to net cash used by
 operating activities:
   Depreciation                                                              811              222               142
   Amortization of goodwill and intangibles                                  513                -                 -
   Amortization of licensed technologies and royalty advances                201                -                 -
   Stock compensation expense                                              2,229            1,407               554
   Provision for bad debt                                                    487              138                29
   Minority interest                                                         (53)              53                 -
Changes in operating assets and liabilities:
   Trade receivables                                                        (247)          (8,574)             (846)
   Prepaid expenses and other current assets                               3,160           (4,857)             (250)
   Deposits and other assets                                                 (27)             (25)             (138)
   Accounts payable                                                         (496)           3,490               240
   Accrued expenses                                                        1,269            1,403               192
   Deferred revenues                                                      (2,559)           5,722               818
   Other current liabilities                                                (616)             139               202
   Other long term liabilities                                                40               60                42
                                                                ----------------------------------------------------
Net cash used by operating activities                                     (1,604)          (7,778)           (3,477)
                                                                ----------------------------------------------------
Cash flows from investing activities:
   Acquisition of businesses, net of cash acquired                        (2,959)               -                 -
   Purchase of fixed assets                                               (4,082)            (934)             (479)
   Purchase of licensed technologies and royalty advances                 (1,769)               -                 -
                                                                ----------------------------------------------------
Net cash used by investing activities                                     (8,810)            (934)             (479)
                                                                ----------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of debt                                              -              305                 -
   Payment of debt                                                          (183)            (122)             (122)
   Payments on acquired debt                                                (101)               -                 -
   Proceeds from exercise of stock options                                   331               58                 -
   Proceeds from exercise of stock warrants                                1,521            2,927             1,859
   Proceeds from issuance of common stock                                 68,650            6,859                 -
   Purchase of treasury stock                                               (434)               -                 -
   Proceeds from issuance of treasury stock                                  287                -                 -
                                                                ----------------------------------------------------
Net cash provided by financing activities                                 70,071           10,027             1,737
                                                                ----------------------------------------------------

                                                                ----------------------------------------------------
Net change in cash                                                        59,657            1,315            (2,219)
                                                                ----------------------------------------------------
      Effects of exchange rate changes                                       297             (615)             (258)
                                                                ----------------------------------------------------
Increase in cash and cash equivalents                           (euro)    59,954    (euro)    700   (euro)   (2,477)
                                                                ====================================================
Cash and cash equivalents at beginning of period                (euro)     2,950    (euro)  2,250   (euro)    4,727
Cash and cash equivalents at end of period                      (euro)    62,904    (euro)  2,950   (euro)    2,250
Supplemental disclosure of non-cash transactions
   Recognition of deferred compensation related to grants of
   stock options                                                (euro)    (1,482)   (euro) (1,244)  (euro)   (1,270)
   Reversal of deferred compensation on cancellation of
   related options                                              (euro)       161    (euro)      -   (euro)        -
   Conversion of preferred stock to common stock                (euro)     2,133    (euro)      -   (euro)        -
   Debt acquired through acquisition of business                (euro)       101    (euro)      -   (euro)        -

The  consolidated  statements  of cash flow for the year ended June 30, 1999 has been  restated from French francs to Euros using the exchange rate as of January 1, 1999.

The notes on pages 104 to 119 are an integral part of the consolidated financial statements.

                                  InfoVista SA
                                  ------------

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)

1 - SIGNIFICANT ACCOUNTING POLICIES

     Description of business

InfoVista SA and its subsidiaries (the "Company") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, we provide service support for the installation, implementation, training and maintenance of our products. Our products are part of the software market segment known as Service Level Management ("SLM"). We market our products to telecommunication companies, Internet Service Providers ("ISPs") and other IT intensive organizations. The Company maintains its headquarters in Les Ulis (outside Paris), France with seven subsidiaries located in Europe, North America and Asia.


     Financial statements presented in euros

The 1999 consolidated financial statements, which were initially prepared in French francs, have been restated to be presented in Euros, using the official exchange rate as of January 1, 1999. The exchange rate used for all periods presented is 1 Euro = 6.55957 French francs.

Consolidated financial statements reported in Euros depict the same trend as they would have depicted should they have been reported prior to the introduction of the Euro. However, consolidated financial statements reported in Euros may not be comparable to financial statements of other companies that have been restated in Euros from a local currency other than the French franc.


     Principles of consolidation and basis of presentation

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year presentation.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. InfoVista BNL was created in December 2000, and InfoVista IBE in June 2001. TISS Intra GmbH was acquired on December 2, 2000.


Consolidated companies are the following:

Company                              Country of incorporation          % of ownership       Fiscal year of incorporation
-------                              ------------------------          --------------       ----------------------------
InfoVista SA (parent)                         France                         -                           -
InfoVista Corp                                  USA                        100 %                        1998
InfoVista UK                               Great Britain                   100 %                        1999
InfoVista GmbH                                Germany                      100 %                        1999
InfoVista Asia-Pacific Pte Ltd               Singapore                    72.83 %                       2000
TISS Intra GmbH                               Germany                      100 %                        2001
InfoVista BNL                                 Belgium                      100 %                        2001
InfoVista IBE                                  Spain                       100 %                        2001

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


     Foreign currency translation

Generally, the functional currency of the Company and its subsidiaries is the applicable local currencies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", while the Company's reporting currency is the euro.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) shareholder's equity accounts at historical exchange rates. Generally, transaction gains or losses are reflected in net income (loss). Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of shareholder's equity.


     Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.


     Trade receivables

Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.


     Fixed assets

Fixed assets are recorded at their historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which are as follows:

Furniture and fixtures                                           10 years
Computers and hardware                                            5 years
Leasehold Improvements                                           10 years
Purchased software                                                3 years

Leasehold improvements are depreciated over the lesser of its useful life or the remaining period of the existing leases. Repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is recognized in other income/expense.

Fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


     Research and development of computer software

The Company accounts for software development costs in accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the Consolidated statement of operations.
To date, the establishment of technological feasibility of the Company's products and their general release substantially coincide. As a result, the Company has not capitalized any software development cost since such costs have not been significant.


     Goodwill and other purchased intangible assets

The Company records goodwill when the cost of net identifiable assets it acquires in a purchase business combination exceeds their fair value. Goodwill and the cost of identified intangible assets are amortized on a straight-line basis over five and four years, respectively. The Company regularly performs reviews to determine if the carrying value of assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. No such impairment has been indicated to date. If, in the future, management determines the existence of impairment indicators, the Company would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, the Company would perform a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated expected future cash flows. The cash flow calculation would be based on management's best estimates, using appropriate assumptions and projections at that time.


     Licensed technology and royalty advances

Licensed technology and royalty advances, which pertain to payments by the Company for the license of technology used in the Company's products, are stated at cost less accumulated amortization. Costs of Licensed technology and royalty advances are amortized using the greater of (1) the straight-line method over their estimated economic lives or (2) current period revenue to anticipated total revenues during the license period.


     Revenue recognition

Under U.S. GAAP ("Generally Accepted Accounting Principles"), revenues from sales of our licenses to our end-user clients are recognized when we receive a purchase order, we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. Some clients elect to evaluate and test our products on a limited basis for a period of 30 days during which time no revenue is recognized. Prior to December 31, 1999 we recognized license revenues generated from sales through our Business Solution Integrator ("BSI") and systems integrators when we received cash from a sale since, under our agreements, the BSI and other resellers had certain cancellation options. Subsequent to December 31, 1999, BSI contracts have been revised to exclude these cancellation options and, accordingly, we currently recognize BSI license revenues on the same basis as for end-user clients. We provide for allowances for credit losses and for estimated future returns from our BSIs upon shipment. We recognize license revenues from our Original Equipment Manufacturers ("OEMs") after receipt from them of a quarterly report of their sales made in that period.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)

Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance contract is automatically renewable for subsequent 12-month periods unless the client or the Company cancels. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance agreement. Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Any discounts offered for products or services are allocated to the delivered license portion of the fee. Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between our BSIs and us. End users either enter into a service contract directly with us, in which case we record revenues ratably over the term of the service agreement, or with a BSI. We receive no portion of the service revenues generated by our BSIs.

License revenues and services revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.


     Income taxes

The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted applicable tax rates. SFAS 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.


     Loss per share

Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and warrants granted and not yet exercised, and the conversion of preferred stock. All dilutive equivalent shares that have an antidilutive effect are excluded from the computation of loss per share.


     Fair value of financial instruments

As of June 30, 2001 and 2000, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. As of June 30, 2001 and 2000, the fair value of long-term debt was (euro) 290 and (euro) 519 respectively, compared to book values of (euro) 305 and (euro) 564 respectively. As of June 30, 2001 and 2000, the fair value of long-term deposits and other non current assets was (euro) 614 and (euro) 532 respectively, compared to book values of (euro) 777 and (euro) 750 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.


     Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions. Trade receivables potentially subject the Company to concentrations of credit risk. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


     Stock purchase options and warrants

The Company accounts for its stock options and purchase warrants issued to employees pursuant to the provisions of Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations whereby compensation cost is measured, at the measurement date, as the difference between the market value of stock and the exercise price (the intrinsic value method). The measurement date corresponds to the date on which both the number of shares subject to grant and the exercise price per share are known.


     Recent accounting pronouncements

In July 2001, the Financial Accounting Standard Board ("FASB") issued SFAS 141, Business Combinations. Under SFAS 141, entities are required to account for all business combinations initiated after June 30, 2001 using one method, the purchase method. The Company adopted SFAS 141 on July 1, 2001. The adoption did not have an effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has not yet determined the impact that this standard will have on its results of operations and financial position. As of June 30, 2001, the Company has a goodwill balance of (euro) 3,139, to be amortized in future periods.

In July 2001, The FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 is effective for companies with fiscal years beginning after June 20, 2002; early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligations associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Company is currently evaluating the effect this statement will have on its results of operations and financial position. We believe that the adoption of SFAS No. 143 won't have a material effect on the Company.


     Estimates and assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)



2 - SEGMENT INFORMATION

     Reportable segments

For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, North America and Asia, where its eight operating entities are located.

The enterprise's chief operating decision-maker, as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Board of Directors, reviews operating results on the basis of the organization as described above.


     Geographic areas

The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

 Revenue analysis

                                                       Year Ended June 30,
                                       -----------------------------------------------------
                                             2001              2000             1999
                                       -----------------------------------------------------
Europe
     France                           (euro)       5,231   (euro)   3,782    (euro)   1,799
     Others                                        9,149            2,086                 -
                                       -----------------------------------------------------
     Total                                        14,380            5,868             1,799

Asia                                               1,198                -                 -

United States of America                          12,081            4,473             1,006

                                       -----------------------------------------------------
Total sales to external customers     (euro)      27,659            10,341           2,805
                                       =====================================================

Carrying amount of long-lived assets

Long-lived assets reflect net fixed assets.
                                                       As of June 30,
                                             -----------------------------------
                                                   2001             2000
                                             -----------------------------------
Europe
     France                                  (euro)     2,342   (euro)      729
     Others                                               356                39
                                             -----------------------------------
     Total                                              2,698               768

Asia                                                      241                14

United States of America                                1,819               544

                                             -----------------------------------
Total carrying amount of long-lived assets  (euro)      4,758   (euro)    1,326
                                             ===================================

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)



     Information about major customers

The Company derives a substantial portion of its revenues from certain customers.

For the year ended June 30, 2001, revenues amounted to greater than 10% of total revenues for one customer, located in Germany for (euro) 2,998. No customer individually accounted for more than 10% of consolidated net revenues for the year ended June 30, 2000. For the year ended June 30, 1999, revenues amounted to greater than 10% of total revenues for three different customers, located in France for (euro) 486 and (euro) 290, and the United States for (euro) 363.


3 - INCOME TAXES

The income tax (expense) benefit consisted of:

                                                                      Year Ended June 30,
                                                      -----------------------------------------------------
                                                            2001              2000             1999
                                                      -----------------------------------------------------
Current income tax (expense) benefit                  (euro)    (2)     (euro)     -       (euro)     13
Deferred income tax (expense) benefit                            -                 -       (euro)      -
                                                      -----------------------------------------------------
                                                      (euro)    (2)     (euro)     -       (euro)     13
                                                      =====================================================

The 1999 tax benefit recognized in the income statement is mainly attributable to research-related tax credits in France.


     Effective tax rate

Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

                                                                      Year Ended June 30,
                                                      -----------------------------------------------------
                                                            2001               2000              1999
                                                      -----------------------------------------------------
Statutory tax rate in France                                     35.32%           36.67%            40.00%
   Deferred  tax  assets  on  operating   losses  and          (67.27)%         (16.75)%          (24.03)%
   temporary differences -Valuation allowance
   Effect of differences in foreign tax rates                     6.98%         (11.23)%          (11.94)%
   Research-related tax credits                                       -                -             0.38%
   Permanent differences and others                              24.97%          (8.69)%           (4.09)%
                                                      -----------------------------------------------------
Effective tax rate                                                0.00%            0.00%             0.32%
                                                      =====================================================


                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)



     Deferred tax assets and valuation allowance

For the years ended June 30, 2001, 2000 and 1999, the Company provided for a valuation allowance of (euro) 10,570, (euro) 3,914 and (euro) 2,655 respectively, against net deferred tax assets primarily related to the net operating loss carryforwards.

As of June 30, 2001, the approximate income tax effects of the temporary book to tax differences are as follows:

Deferred tax assets on tax loss carryforwards            (euro)     10,168

Deferred tax on temporary differences:
     Depreciation                                                     (167)
     Deferred revenues                                                 641
     Others                                                            (72)
                                                         ------------------
     Total                                                             402

                                                         ------------------
Net deferred tax assets                                             10,570
Valuation allowance                                                (10,570)
                                                         ------------------
                                                         (euro)          0
                                                         ==================

Management believes that it is reasonably possible that a material adjustment to the valuation allowance will occur during the next fiscal year as result of its potential use of deferred tax assets on tax loss carryforwards.


     Net operating loss carryforwards

As of June 30, 2001, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
      2002                                                (euro)        671
      2003                                                            1,071
      2004                                                              567
      2005                                                               68
      2006                                                            3,195
      Between 2013 and 2022                                          15,841
      No expiration date                                              5,457
                                                          ------------------
Total net operating loss carryforwards                    (euro)     26,870
                                                          ==================

Fully reserved tax loss carryforwards of (euro) 473 were acquired in the TISS's acquisition. Any subsequent recognition of the tax benefit for tax loss carryforwards related to the acquired company will be allocated first to reduce goodwill and then any other intangible assets identified during the purchase price allocation; any remaining tax benefit for tax loss carryforwards will thereafter be a reduction of tax expense.

Fiscal years ended from June 30, 1996 to June 30, 2001 are subject to tax audit from the respective tax authorities in the countries where the Company's subsidiaries are incorporated. The Company's management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Company's financial position or results of operations.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)



Loss before income taxes and minority interest was as follows:

                                   Year Ended June 30,
                   -----------------------------------------------------
                         2001              2000             1999
                   -----------------------------------------------------

France             (euro)     (8,139)  (euro) (5,186)   (euro)  (2,674)
Others                         1,757          (1,787)           (1,801)
                   -----------------------------------------------------
Total              (euro)     (6,382)  (euro) (6,973)   (euro)  (4,475)
                   =====================================================


     Research-related tax credit

As of June 30, 2001 and 2000, the Company had research-related tax credit receivables, net that amounted to (euro) 409 and (euro) 577, respectively. Research-related tax credits are granted on the basis of the increase in qualifying research and development costs. These tax credits can be utilized to pay corporate income tax or they are reimbursed to the Company, within three years after the tax credits have been filed with the tax authorities.


4 - FIXED ASSETS, NET

                                               As of June 30
                                     -----------------------------------
                                           2001             2000
                                     -----------------------------------

Computers and hardware              (euro)      2,784    (euro)     978
Purchased software                              1,034               370
Furniture and fixtures                          1,093               326
Leasehold improvements                          1,248               162
                                     -----------------------------------
                                                6,159             1,836
Accumulated depreciation                       (1,401)             (510)
                                     -----------------------------------
                                     (euro)     4,758    (euro)   1,326
                                     ===================================


5 - GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS, NET

                                                 As of June 30
                                       -----------------------------------
                                             2001             2000
                                       -----------------------------------

Goodwill                              (euro)      1,912    (euro)       -
Workforce                                           220                 -
Existing technologies                             1,520                 -
                                       -----------------------------------
                                                  3,652
Accumulated amortization                           (513)                 -
                                       -----------------------------------
                                       (euro)     3,139    (euro)        -
                                       ===================================

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


6 - ACQUISITION OF TISS

On December 2, 2000, the Company entered into an agreement to acquire all of the outstanding common shares of TISS Intra GmbH ("TISS"), a privately-held company that was an InfoVista Business Solution Integrator ("BSI") for over a year, implementing complete Service Level Management ("SLM") solutions, including training, maintenance and support for clients such as AUDI, Concert, and Deutsche Telekom. Under the terms of the acquisition agreement, the Company assumed approximately (euro) 1,896 of liabilities and paid approximately (euro) 3,158 (includes (euro) 125 of transaction costs) in cash to acquire TISS in January 2001. The transaction was accounted for under the purchase method of accounting. TISS's results of operations have been included in the Company's consolidated financial statements, from December 2000 (the date of the acquisition).

The Company has performed a formal purchase price allocation. A summary of the allocation of the purchase price is as follows:

Total net assets                                     (euro)        (494)
Intangible assets:
   Assembled workforce                                              220
   Core technology                                                1,520
   Goodwill                                                       1,912
Total intangible assets                                           3,652
                                                      ------------------
                                                      (euro)      3,158
                                                      ==================


All of TISS's research and development efforts had reached technological feasibility before the acquisition date, therefore, no in-process research and development existed. Goodwill, which represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired, less liabilities assumed, is being amortized over the estimated life of five years. The other intangible assets are being amortized over their estimated lives of four years.


7 - CAPITAL (PREFERRED STOCK, COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

     Preferred stock

The Series P Preferred shares had a liquidation preference over the Series O Common Shares. The holders of Series P were entitled to receive dividends equal to 7% of distributable earnings (earnings for the year less statutory reserves), subject to approval by the Company's shareholders to distribute such dividends. Such dividends were non-cumulative. There had been no distributable earnings and, therefore, no preferred dividends have been declared.

In June 1998, the Company authorized and issued 2,904,860 shares of its Series P Preferred Shares at par value of (euro) 0.5488. The issuance included stock purchase warrants that allowed the holder to subscribe to additional Series P shares in the proportion of 0.18 shares for one warrant at an exercise price of
(euro) 1.76 for each preferred share. In April 1999, the warrants were exercised, which resulted in the issuance of 1,045,747 Series P shares, of which the Company received (euro) 1,859 in proceeds.

The Series P Preferred shares were automatically converted one for one, to Series O Ordinary shares on July 7, 2000 when the Company began trading on the Nouveau Marche.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


     Common stock

In December 1999, the Company raised (euro) 6,859 of net proceeds from the private placement of 1,400,000 ordinary shares for (euro) 4.90 per share.

In May 2000, the Board of Directors of the Company approved a one-for-two reverse stock split effective immediately. Accordingly, the par value of the Company's stock has been increased from (euro) 0.27 to (euro) 0.54. The effect of the stock split has been reflected in the financial statements for all periods presented and earnings per share have been adjusted accordingly. All references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated with the exception of the statement of changes in stockholder's equity.

On July 7, 2000, the Company completed an Initial Public Offering ("IPO") of 6,000,000 common shares in the form of American Depositary Shares on the NASDAQ National Market System and Series O Ordinary shares on the Nouveau Marche of the Paris Bourse. The net proceeds, after related costs of issuance of shares of approximately (euro) 8,150, amounted to approximately (euro) 68,650.


     Treasury Stock

In December 2000, the Shareholder's meeting authorized the repurchase of up to 10 % of our outstanding common stock. As of June 30, 2001, the Company had repurchased 19,942 shares of its outstanding common stock for approximately
(euro) 434 and sold 13,189 shares for approximately (euro) 287, pursuant to the repurchase program. At June 30, 2001, 6,753 shares are held as treasury stock and are available for general corporate purposes including issuance under our stock option and employee stock purchase plans.


     Sale of stock to employee

On October 13, 1995, in connection with the sale of shares to third party investors, a shareholder's agreement between the founding shareholders of the Company and these third parties provided the founding shareholders with a right to repurchase certain of those shares (the " repurchase option") if specified valuation targets were met in future periods.
In December 1998, the expiration date of the repurchase option was extended until June 30, 1999, and the exercise price of the repurchase option was increased for all founding shareholders that continued to hold unexercised options. These modifications to the repurchase option required a remeasurement of the option value. Accordingly, the Company recognized an additional (euro) 388 of compensation expense related to the number of extended options.

In July 1999, two principal shareholders transferred shares acquired upon exercise of the repurchase option to certain employees and vendors at the repurchase option price. As that price was less than the fair value of the shares at that date, compensation expense of (euro) 355 was recognized.


     Stock options

The Company has adopted five separate stock option plans (the "1996 Plan", the "1999 Plan", the "2000 Plan", the "2000 bis Plan" and the "2001 Plan" or, collectively, the "Plans") pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors. Each option granted under the 1996 Plan, 1999 Plan or 2000 Plan entitles the option holder to acquire 0.5 shares of the Company's common stock at a specified price. Each option granted under the 2000 bis Plan or 2001 Plan entitles the option holder to acquire 1 share of the Company's common stock at a specified price

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)

The 1996 Plan provided for the grant of up to 500,000 stock options. Under the terms of the 1996 Plan, stock options granted vest ratably over a period of four years, with 25% vesting on each year anniversary of the grant date, and expire five years from the date of grant.

The 1999 Plan, 2000 Plan and 2000 bis Plan provided for the grant of up to 2,252,000, 500,000 and 500,000 stock options, respectively. Under the terms of the 1999 Plan, 2000 Plan and 2000 bis Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, 2 1/2 year, and third year anniversary of the date of grant, and expire eight years from the date of grant.

The 2001 Plan provided for the grant of up to 2,000,000 stock options. Under the terms of the 2001 Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, 2 1/2 year, and third year anniversary of the date of grant, and expire 10 years from the date of grant.

A summary of the status of the Company's options under the Plans is as follows:

                                          Number of         Weighted
                                           Shares           Average
                                                         Exercise Price
                                       ---------------- -----------------
Balance as of June 30, 1998                    226,750  (euro)     0.874
                                       ---------------- -----------------

Granted                                        758,000             1.768
Forfeited                                     (111,250)           (1.328)
                                       ---------------- -----------------
Balance as of June 30, 1999                    873,500             1.598
                                       ---------------- -----------------

Granted                                        652,250             5.882
Forfeited                                      (20,500)           (2.424)
Exercised                                      (94,163)           (0.618)
                                       ---------------- -----------------
Balance as of June 30, 2000                  1,411,087             3.627
                                       ---------------- -----------------

Granted                                      1,514,585            27.321
Forfeited                                     (242,692)          (28.946)
Exercised                                     (185,897)           (1.780)
                                       ---------------- -----------------
Balance as of June 30, 2001                  2,497,083  (euro)    15.675
                                       ---------------- -----------------

As of June 30, 2001, the Company had 1,348,857 options available to grant.

The  following  table   summarizes   information   concerning   outstanding  and
exercisable options under the Plans as of June 30, 2001:

                                                 Outstanding                                      Exercisable
                           --------------------------------------------------------- ------------------------------------
    Range of Exercise                         Weighted-Average    Weighted-Average                    Weighted-Average
      Prices/ Share           Number of      Remaining Life (in       Exercise         Number of          Exercise
                               Shares              Years)              Price            Shares              Price
-------------------------- ---------------- --------------------- ------------------ -------------- --------------------
Under (euro)1.00                   6,875         0.334             (euro)   0.305           6,875   (euro)      0.305
From (euro)1.01 to 2.00          724,410         5.678                      1.753        252,097                1.741
From (euro)2.01 to 5.00          270,063         6.469                      4.089         58,376                4.230
From (euro)5.01 to 10.00         142,350         9.973                      8.140              -                    -
From (euro)10.01 to 20.00        418,350         8.658                     11.339         38,938               12.197
Over (euro)20.01                 935,035         8.861                     33.008              -                    -
-------------------------- ---------------- --------------------- ------------------ -------------- --------------------
Total                          2,497,083         7.685            (euro)  15.675         356,286    (euro)      3.264
========================== ================ ===================== ================== ============== ====================

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)

The Company accounts for its stock options in accordance with the intrinsic value method of APB 25, "Accounting for Stock Issued to Employees," pursuant to which employees' stock based compensation expense is calculated at the measurement date (generally, the date of grant) as the difference between the fair market value of the Company's stock and the option exercise price. Stock based compensation expense is recognized over the related service period, which is generally the vesting period of the stock options. Based on this method, the Company has recorded deferred stock compensation directly to shareholders' equity of (euro) 0, (euro) 1,244 and (euro) 1,270 as of June 30, 2001, 2000 and 1999, respectively. Such amounts are being amortized to expense over the vesting periods of the related options. For the year ended June 30, 2001, all stock options were granted at an exercise price equal to the market price at the date of grant. Therefore, no compensation expense was recognized.

The Company recognized stock compensation expense related to its stock options of (euro) 747, (euro) 1,052 and (euro) 166 for the years ended June 30, 2001, 2000 and 1999, respectively.

     Stock purchase warrants

The Company has granted warrants to certain members of executive management and certain investors. Each warrant entitles the holder to acquire 0.5 shares of the Company's common stock at a specified price.

On June 30, 1998, the Company issued 1,000,000 warrants to certain members of management for aggregate consideration of (euro) 15. Two warrants entitle the holder to purchase one common share of the Company for (euro) 1.22 per share. These warrants expire June 30, 2003. As of June 30, 2001, 574,578 warrants have been exercised and 2 have been cancelled.

On December 9, 1999, and in connection with the issuance of common shares, the Company also issued to certain investors and members of management 1,600,000 warrants to purchase 800,000 ordinary shares at an exercise price of (euro) 4.88 per share for aggregate consideration of (euro) 24. These warrants were immediately fully vested and expire on December 8, 2004. No compensation expense will be recognized on the warrants issued to members of management, as the strike price equals the fair market value of the stock at the measurement date. As of June 30, 2001, 1,537,500 warrants have been exercised and 5,000 have been repurchased and cancelled.

On December 9, 1999, the Company also issued 300,000 warrants to purchase 150,000 ordinary shares to certain members of management for aggregate consideration of (euro) 5. The exercise price of each of these warrants was determined based on the Company's ability to consummate an initial public offering at a stipulated price level. If the initial public offering were consummated at $ 14.00 per share or above, or if at the date of exercise of the warrant, the share price of the preceding trading day was at least equal to $
14.00 or a shareholder or third party makes a firm written offer to purchase the majority of our shares for at least $ 14.00, the warrant holder would be able to purchase common stock for (euro) 4.88 per share. Otherwise, the warrants may be exercised for a price of (euro) 487.84 per share.

During the first day of trading on July 7, 2000, the Company achieved the required $ 14 share price to allow exercise of these warrants for an exercise price of (euro) 4.88 per share. Accordingly, (euro) 1,482 of compensation expense was recognized in the first quarter of the 2001 fiscal year. As of June 30, 2001, 140,000 warrants have been exercised. The remaining 160,000 warrants expired, unexercised on June 30, 2001. Therefore, none of these warrants remain outstanding at June 30, 2001.


     SFAS 123 disclosures

Had compensation cost for the Company's stock options and stock purchase warrants been determined in a manner consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income would have decreased by
(euro) 11,034, (euro) 524 and (euro) 43 for each of the years ended June 30, 2001, 2000 and 1999, respectively. Net loss per share, on a basic and diluted basis, would have been (euro) 0.92, (euro) 0.96 and (euro) 0.65 for each of the years ended June 30, 2001, 2000 and 1999, respectively.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


Information with respect to the Company's option grants and the computation of fair value, using the Black Scholes evaluation model method, follows:

                                                                      Year Ended June 30,
                                                      -----------------------------------------------------
                                                            2001              2000             1999
                                                      -----------------------------------------------------
Weighted average fair value of options granted        (euro)   21.665     (euro)  1.707    (euro)  1.032
Total fair value of options granted                   (euro)   32,813     (euro)  2,227    (euro)  1,565
Weighted average assumptions
     Expected holding period (years)                              3.6                 5                5
     Risk-free interest rate                                     4.79%             5.94%            5.08%
     Volatility                                                135.19%              N/A              N/A
     Expected dividend yield                                      N/A               N/A              N/A


8 - EMPLOYEE RETIREMENT PLANS

     French employee retirement plan

The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation as of June 30, 2001 and 2000 was immaterial.

     U.S. defined contribution plan

The U.S. subsidiary has a contributory profit-sharing plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute an amount not to exceed the lesser of 15% of their compensation or USD 10. The company may make additional discretionary contributions that are allocable to those participants who are employed on the last day of the plan year and have completed at least 1,000 hours of service during the plan year. In the event that the plan is determined to be a "top-heavy plan" as defined by the Internal Revenue Code, annual employer contributions are required under a formula based upon the compensation of the plan participants.

The subsidiary has made no contributions to the plan since inception.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


9 - DEBT

     ANVAR advance

In 1996, the Company was granted a (euro) 686 interest free cash advance by ANVAR (a French State organization to foster research). In June 2000, the Company was granted a new interest free advance by ANVAR for (euro) 305 that will be due by December 2002.

Debt consists of the following:

                                                       As of June 30,
                                              ----------------------------------
                                                   2001              2000
                                              ---------------- -----------------

ANVAR interest free loan, due June 2002      (euro)       259  (euro)       442
ANVAR interest free loan, due December 2002               305               305
                                              ---------------- -----------------
                                                          564               747
Less current portion                                     (259)             (183)
                                              ---------------- -----------------
                                              (euro)      305  (euro)       564
                                              ================ =================


10 - COMMITMENTS AND CONTINGENCIES

     Operating leases

The Company leases its facilities and certain equipment under lease agreements expiring through December 31, 2011. Certain leases have renewal options to extend the lease periods up to an additional three to six years.

As of June 30, 2001, future minimum rental payments under these leases, summarized by fiscal years, are as follows:

Year ending June 30,
     2002                                                  2,207
     2003                                                  2,061
     2004                                                  1,911
     2005                                                  1,710
     2006                                                  1,636
     Thereafter                                            2,565
                                               ------------------
    Total                                      (euro)     12,090
                                               ==================

For the years ended June 30, 2001, 2000, and 1999, the operating rent expenses were (euro) 1,665, (euro) 270, and (euro) 109, respectively.


     Stock options

Under French tax law, favorable tax treatment is accorded to the Company and to the employees if, among other things, the shares are held for at least four or five years, depending on the grant date. Except in certain limited circumstances, if the shares are disposed of prior to the end of this four-year or five-year period, social security charges will be borne by both the Company and the employee.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


Due to the unfavorable tax consequences to the employees of disposing of these shares before the expiration of the four-year or five-year period, it is considered unlikely that such disposals would take place. Accordingly, no liability for the Company's portion of the social security charges has been recorded in the financial statements. The amount payable by the Company in the event an employee did exercise and sell the shares so obtained before the four-year or five-year period elapsed would be approximately 45% of the difference between the market price of the stock at the exercise date and the exercise price.
Assuming the exercise of all options vested at June 30, 2001, the taxes payable for the Company would have amounted to (euro) 752, calculated using the closing price of the shares on June 29, 2001. Depending on the future fluctuations of our share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to our employees, we believe that the sale of these shares by a significant number of our employees is improbable. Therefore, we have not recognized a provision for such taxes in our financial statements.


     Potential legal contingencies

The Company has various lawsuits, claims, commitments and contingent liabilities arising from ordinary conduct of its business. However, they are not expected to have a material adverse effect on its operating results, financial position and cash flows of the Company.


11 - RELATED PARTY TRANSACTIONS

InfoVista sells licenses and services to 3Com, which has been a significant shareholder of InfoVista (ownership percentage between 3% and 5% during the years ended June 30, 2001, 2000 and 1999). For the years ended June 30, 2001, 2000 and 1999, the Company recognized revenues from sales to 3Com amounting to
(euro) 259, (euro) 602 and (euro) 363, respectively. As of June 30, 2001 and 2000, the Company recorded trade receivables from 3Com amounting to (euro) 0 and
(euro) 52, respectively. Since May 2001, 3Com is no longer a shareholder of the Company.

InfoVista sells licenses and services to Clariteam. The Company' Chairman is a director of Clariteam and the Chairman, other officers and investors of our Company are also significant shareholders of Clariteam. For the years ended June 30, 2001, 2000 and 1999, the Company recognized revenues from sales to Clariteam amounting to (euro) 69, (euro) 0 and (euro) 0, respectively. As of June 30, 2001 and 2000, the Company recorded trade receivables from Clariteam amounting to
(euro) 42 and (euro) 0, respectively.

On December1, 1998, the Company entered into a management consulting contract with an enterprise, Alain Tingaud Innovations EURL, which is operated by the Company's Chairman and Chief Executive Officer. For the years ended June 30, 2001 and 2000, the Company paid management consulting fees of respectively
(euro) 76 and (euro) 229. The contract ended October 31, 2000.

On February 8, 2001, the Company completed a Second Public Offering ("SPO"). Pursuant to which, certain InfoVista's shareholders sold 3,562,500 shares of our company (including 464,674 shares as over-allotment option) in a public offering on the Nouveau Marche of Euronext and on the NASDAQ National Market System (in the form of American Depositary Shares). As of June 30, 2001 InfoVista recorded accounts receivables from officers and investors of our Company related to the Second Public Offering fees completed on February 8, 2001, amounting to (euro) 347.

                                  InfoVista SA
                                  ------------

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
               (In thousands, except for share and per share data)


12 - SUBSEQUENT EVENT

     Stock option surrender and re-grant scheme

On August 30, 2001, the Company offered to eligible employees the opportunity to renounce the right to the benefit from outstanding stock options to subscribe in Ordinary shares granted on or after September 1st, 2000 under the 2000 Stock Option Plan and the 2001 Stock Option Plan, with an exercise price greater than 30 euros, for new stock options to subscribe in Ordinary shares, subject to the terms and conditions described in the Offer to Grant (Form TO filed with the SEC on August 30, 2001) Subject to the terms and conditions of this offer, the new options will be granted at least six months and one day after the date the options were cancelled. The number of new options to be granted to each eligible employee will be the same number of the options that were cancelled. The Company does not expect to incur any stock compensation expenses, as a result of the stock option surrender and re-grant scheme.

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           INFOVISTA SA

Dated: December 19th, 2001                 By : /s/ ALAIN TINGAUD
                                           Alain TINGAUD
                                           Chairman and Chief Executive Officer

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------


                                    EXHIBITS




                                   FILED WITH



                                    FORM 20-F


                                  ANNUAL REPORT


                                      UNDER


                       THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                                  INFOVISTA SA


             (Exact name of registrant as specified in its charter)

                                     France
                          (State or other jurisdiction
                        of incorporation or organization)

--------------------------------------------------------------------------------

Exhibits Index


1    Statuts, or by-laws, of InfoVista (unofficial English translation).

4.1 License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000*(incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).

4.2 1996 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)

4.3 1999 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)

4.4 2000 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)

4.5 2001 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit (D)(1) to Form SC TO-I, Commission File Number 005-61129)

8 Subsidiaries of the Registrant (see "Information on the Company - General Information Concerning the Share Capital of the Company - Subsidiaries and Investments").

------------------------

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

* Financial statement schedules are omitted because they are not applicable or because the information required