Form 20-F/A
period 2001-06-30
INFOVISTA SA
filed 2002-03-18
CIK 1117064

As filed with the Securities and Exchange Commission on March 18, 2002


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   FORM 20-F/A

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



Securities  registered or to be registered pursuant to Section 12(b) of the Act: N/A
Securities  registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d)of the Act:



               Title of each class:                                 Name of each exchange on which registered:
American Depository Shares, each representing on Ordinary Share,
          nominal value (euro) 0.54 per share                                  Nasdaq National Market

     Ordinary Shares, nominal value (euro) 0.54 per share*                     Nasdaq National Market


* Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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


4.12      END-USERS.......................................................................36


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


The table below sets forth selected consolidated financial data as of and for each of the five financial years ended June 30, 2001, 2000, 1999, 1998 and
1997. The data for the years ended and at June 30, 2001, 2000, 1999, 1998, and 1997 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers. The audited consolidated financial statements as of June 30, 2001, 2000, and 1999 and at June 30, 2001 and 2000 appear elsewhere in this report.



All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. GAAP. For your convenience, we have also presented U.S. dollar amounts, calculated at the rate of U.S. $1.00 =(euro)
1.1120 ((euro) 1.00 = U.S. $0.8993), which was the noon buying rate on October 31, 2001.


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

Our  inability  to  acquire  and  integrate   other   businesses,   products  or
technologies could seriously harm our competitive position

In order to remain competitive, we may acquire additional businesses, products or technologies. In December 2000, we acquired Tiss The Intranet Solution GmbH ("TISS"), a German business systems integrator. We are and will continue to pursue potential acquisition projects in upcoming months. Regarding such acquisition candidates, we may not be successful in negotiating the terms of the acquisition, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will divert significant management time and resources. If we consummate any significant acquisitions using stock or other securities as consideration, your equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. In addition, we may be required to amortize and/or write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could seriously harm our financial results. If we acquire a loss-making company, the acquisition will increase the group's losses and will affect our profitability targets and our operating results. If an acquisition project does not go to term, the external advisers costs incurred will be added to our general and administrative expenses and will therefore affect our profitability target and operating results.

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


4.1.2    Legal form and applicable law


InfoVista SA is a French societe anonyme with a Conseil d'administration. The company is subject to the provisions of Book II of the French Code de commerce and the Act n(degree) 67-236 of March 23, 1967 which relates to trading companies.



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


4.1.6    Consultation of legal documents


The company's statuts, minutes of shareholders meetings and other publicly available documents can be consulted at the company's registered office.



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

Nominal value of each ordinary share:(euro)0.54

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

We have developed significant relationships in the telecommunications industry, including with Bell South International, British Telecom, Chung Hwa Telecom, France Telecom, infonet, Marconi, MCI Worldcom, Nippon Telephone and Telegraph, Telefonica, Tiscali, the Sita/Equant Group, T-Data (a subsidiary of Deutsche Telekom) and Worldport Communications and with ISPs, including BroadRiver, Highway One, UUNET and Wanadoo. Users of our products also include IT-intensive organizations, such as financial services companies like Axa, Banque de France, Deloitte & Touche, First Union Wachovia Bank, Royal Bank and other multinational companies like Graybar, Hoffmann-La-Roche, Motorola, Nestle, Pfizer and Shell. An example of an outsourcer of IT services who uses our products is Aimnet Solutions. As of June 30, 2001, we had 470 end-users of our products holding in aggregate 4,504 licenses for our products, including 1,306 licenses for the InfoVista Runtime Server.

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

     o InfoVista Inside Partner, (IVI), also an Original Equipment Manufacturer ("OEM"). A manufacturer who integrates InfoVista Server software with a VistaView specifically for the partner's product(s) and sells it directly to its customers.

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

While the information technology and network management teams have a tremendous volume of data available to justify the technical and functional value of their assets, there has traditionally been an under-emphasis on accounting for the cost-effectiveness and business benefits of indispensable technology solutions. The booming "new economy" helped to foster the urgency of gaining market share over generating or verifying profits as businesses worldwide spent an estimated $2.2 trillion on IT in 2000 (source: Meta Group: Information Week Aug. 6,
2001). In the current unstable economic climate, IT investment projects have become subject to much greater rigorous cost-benefit analyses than was previously the case.

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




4.12     END-USERS


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

Patents. We presently have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service, and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the United States, with two U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. We expect to file an application to register an additional patent with the Institut National de la Propriete Intellectuelle (I.N.P.I) before the end of the calendar year.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the discussion below in conjunction with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with U.S. GAAP.

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

5.7      RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of total revenues represented by each item in our Statements of operations.


                                                      -------------------------------------
                                                                Year ended June 30,
                                                            2001          2000        1999
                                                      -------------------------------------
                                                              All amounts in percentages
    Revenues:
    License revenues....................................     70.7          74.4        57.6
    Service revenues....................................     29.3          25.6        42.4
    Total revenues......................................   100.00        100.00       100.0
    Cost of revenues:
    License costs.......................................     (3.2)         (2.1)       (2.4)
    Service costs.......................................    (21.3)        (24.6)      (55.7)
    Total cost of revenues..............................    (24.5)        (26.7)      (58.1)
    Gross profit........................................     75.5          73.4        41.9
    Operating expenses:
    Selling and marketing expenses......................    (59.9)        (83.1)     (100.1)
    Research and development expenses...................    (16.8)        (18.9)      (37.9)
    General and administrative expenses.................    (27.6)        (30.8)      (60.2)
    Stock based compensation............................     (8.1)        (13.6)      (19.8)
    Amortization of goodwill and purchased intangibles .     (1.8)
    Total operating expenses............................   (114.2)       (146.4)     (218.0)
    Operating loss......................................    (38.7)        (73.0)     (176.1)
    Other income........................................     15.6           5.6        16.5
    Loss before income taxes and minority interest......    (23.1)        (67.4)     (159.6)
    Income tax benefit..................................      0.0           0.0         0.5
    Minority interests..................................      0.3           0.1         0.0
    Net loss............................................    (22.8)        (67.3)     (159.1)

The following table sets forth, for the periods indicated, our gross margins broken out for licenses and services.




                                                         Year ended June 30,
                                                    ----------------------------
                                                      2001      2000       1999
                                                    ----------------------------
                                                     All amounts in percentages
Gross margin
License gross margin
(License gross profit as % of license revenues) ...     95.5     97.2      95.8
Service gross margin
(Service gross profit as % of service revenues)....     27.4      4.1     (31.4)




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

6.1      BOARD OF DIRECTORS


Presently, the board of directors consists of seven members. Our statuts currently provide that the board of directors consist of between three and 24 members elected by the general shareholders' meeting. Under the Law of May 15, 2001, the board of directors must be composed of no more than 18 members. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. Each director must own at least one share of InfoVista. Our statuts provide that each director is elected for a term of one year, which may be extended. Our board of directors has met twelve times during the course of fiscal year 2001. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of senior management.

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

The table below sets forth the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in this table.


Name (Year of birth)                Current Position            Initially   Term          Present Principal Occupation
--------------------                ----------------            ---------   ----          ----------------------------
                                    with InfoVista              Appointed   Expires       or Employment
                                    --------------              ---------   -------       -------------
Alain Tingaud (1954)                Director, Chairman and      1995        Dec. 2002     Chairman   and  Chief   Executive
                                    Chief Executive Officer                               Officer of InfoVista SA
Jean-Paul Bernardini (1962)         Director                    1998(1)     Dec. 2002     Partner  of PAI  Management  (BNP
                                                                                          Paribas Capital)
Herbert May (1949)                  Director                    2000        Dec. 2002     Management      Consultant     in
                                                                                          Strategy,    Sales,    Multimedia
                                                                                          Telecommunications,    Technology
                                                                                          and e-commerce
Vertex   Technology   Fund   Ltd.,  Director                    1998        Dec. 2002     Senior Vice  President  of Vertex
represented  by  Frankie  Tan Siew                                                        Management II PTE Ltd.
Teck (1956)
Hubert L.  Tardieu (1945)           Director                    1998        Dec. 2002     Senior  Vice  President  of  SEMA
                                                                                          Group
Peter C.  Waal (1932)               Director                    2000        Dec. 2002     Principal of Waal Associates

Bruce Cohen                         Director                    2001        Dec. 2002     President and CEO of Top Layer
                                                                                          Networks, Inc.
-----------
(1)  Mr.  Bernardini  has been one of our directors  since May 23, 2000.  Before then, he  represented  Paribas  Investissement  Developpement  (now Societe
     Centrale d'Investissements), which was a director from June 30, 1998 to May
     23, 2000.

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


Vertex Technology Fund Ltd. is represented by Frankie Tan Siew Teck. Mr. Tan is currently based in Vertex Management (UK) with responsibility for all Europe based investment activities. He holds directorships in a number of the investment portfolio companies, including Integra SA, Ortems and Quadratec SA (France), EuropeanInvestor.com (Belgium), Digiquant A/S (Denmark) Xeneration Holdings Ltd (Ireland)Eyestorm Media Ltd (UK) and Qbiogene Inc (Canada).


Hubert Tardieu is Senior Vice President of the SEMA Group.

Peter Waal is one of the senior partners of Waal Associates, a consulting firm specializing in telecommunications. He is also director of XO Communications, Inc. (merged with Concentric Network Corporation), an Internet access provider.


Bruce Cohen is President, CEO and Board member of Top Layer Networks, Inc.


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



Name (year of birth)       Initially       Current position with InfoVista
--------------------       ---------       -------------------------------
                           appointed
                           ---------
Alain Tingaud (1954)         1995          Chairman and Chief Executive Officer
Manuel Stopnicki (1963)      1995          Executive Vice President Technology & Solutions
                                           Chief Technical Officer
Philippe Ozanian (1963)      2000          Executive Vice President Corporate Services,
                                           Chief Financial Officer
Peter Mao Lawn Fah (1958)    2000          Executive Vice President, Asia/Pacific Operation,
                                           President InfoVista AP Pte. Ltd.
Didier Lesteven              2001          Executive Vice President WorldWide Business Operations




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

Philippe Ozanian is Executive Vice President, Chief Financial Officer and, Corporate Services. Prior to joining InfoVista in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in private law, a Masters in Management and further postgraduate studies in labor law. Mr Ozanian is a director of InfoVista BNL.

Manuel Stopnicki has served as Executive Vice President Product and Technology since June 1995. Mr. Stopnicki heads the Solution Management Group and oversees the functions of the Product Management Group. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987-1995), the software service company that was the predecessor company to InfoVista SA. Mr. Stopnicki is a graduate of Ecole Superieure d'Informatique in Paris with a Masters in Engineering and Computer Science.


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

     Name of     Date of shareholders    Date of expiry of     Number of issuable shares
      Plan          authorization          authorization             authorized(1)
    1996 Plan       April 5, 1996          April 4, 1999                 250,000(2)
    1999 Plan       April 9, 1999          April 9, 2004               1,126,000
    2000 Plan     December 9, 1999       December 9, 2004                250,000
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



   Grant dates             Period during which optionnee may  Exercise Price in     No. of issuable shares at
                                   exercise options                 (euro)             September 30, 2001
   1996 Plan
   September 26, 1996      September 1997 - September 2001          0.305                       -
   December 12, 1996       December 1997 - December 2001            0.305                       -
   September 10, 1997      September 1998 - September 2002          1.217                  19,375
   October 27, 1997        October 1998 - October 2002              1.460                     625
   February 5, 1998        February 1999 - February 2003            1.753                   1,500
   Totals per plan                                                                         21,500

   1999 Plan
   April 9, 1999           May 2000 - April 2007                    1.768                  57,162
   July 9, 1999            August 2000 - July 2007                  1.768                 113,473
   October 28, 1999        November 2000 - October 2007             3.049                  91,501
   January 28, 2000        February 2001 - January 2008             4.878                  79,000
   March 31, 2000          March 2001 - March 2008                 12.200                  13,000
   Totals per plan                                                                        354,136

   2000 Plan
   January 28, 2000        January 2001 - January 2008              4.878                  71,250
   March 10, 2000          March 2001 - March 2008                 12.196                  83,500
   March 31, 2000          March 2001 - March 2008                 12.200                  33,250
   September 4, 2000       September 2001 - September 2008         37.530                 178,000
   October 19, 2000        October 2001 - October 2008             38.500                  39,250
   Totals per plan                                                                        405,250

   2001 Plan
   January 24, 2001        January 2002 - January 2011             31.000                 625,695
   April 23, 2001          April 2002 - April 2011                 10.830                 260,600
   June 23, 2001           June 2002 - June 2011                    8.140                 139,850
   September 26, 2001      September 2002 - September 2011          2.440                 116,100
   Totals per plan                                                                      1,142,245


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


On July 23, 2001, in the context of a severance package for Mr. Vidal, former Executive Vice-President North American Operations and President of InfoVista Corp, the board of directors resolved to reduce the vesting period applicable to 100,000 options, giving the right to subscribe to 50,000 new shares granted on April 9, 1999 under the 1999 Plan by six months and the vesting period applicable to 15,000 options, giving the right to subscribe to 7,500 new shares granted on October 28, 1999 under the 1999 Plan by twelve months. The board of directors also resolved to extend the period during which the employee may exercise options after giving or receiving notice of termination of employment to cover the whole of the notice period from July 31, 2001 to June 30, 2002.


On July 23, 2001 the board of directors resolved, under certain conditions, to make available to employees holding options with an exercise price higher than
(euro) 30.00 per share, an offer to surrender all or some of the options granted to them on or after September 1, 2001, without limitation as to exercise price. In exchange, such employees would have the possibility, under certain conditions, to be granted new options giving the right to subscribe to the same number of shares as the surrendered options. The grant date for the new options would be no sooner than six months and one day after the date of cancellation of the options. The exercise price for the new options would be fixed in accordance with the rules of the 2001 Plan and otherwise subject to the conditions set forth in the Schedule TO documents filed with the Securities and Exchange Commission on August 30, 2001, the commencement date of the offer period. 1,021,945 options in total were eligible for cancellation under the scheme 950,265 options were cancelled under the terms of the Offer.

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


Table of key dates and  figures  relating to the grant of warrants as at October
--------------------------------------------------------------------------------
31, 2001 (as adjusted for the reverse stock split of May 25, 2000).
-------------------------------------------------------------------


                                                               Maximum no. of                                Of which,     No. of
                                                              ---------------                                ---------     ------
                Date of                                       issuable shares  Subscription                  granted to   Executive
                -------                                       ---------------  ------------                  ----------   ---------
Name of       shareholder      Period during which holder     at September 30,    price     Exercise price   Executive    Officers
-------      -------------      -------------------------     ----------------    -----     --------------   ----------   --------
Series       authorization        may exercise warrants            2001         in(euro)(1)   in(euro)(1)     Officers    concerned
------       -------------        ---------------------            ----         ----------    -----------     --------    ---------
Series O      30-Jun 1998       Jun 30, 1998 to Jun 30, 2003        212,710          0.02         1.22 (2)            0          0

Series C       9-Dec 1999         Dec 9, 1999 to Dec 9, 2004         28,750 (4)      0.02         4.88 (3)        1,000          1

Series E       13-Dec-2001      Dec 13, 1999 to Dec 13, 2006        195,624           (5)            (5)              0          0

            Totals per series                                       437,084                                       1,000          1


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

6.7.1    Distribution by sector

The following chart indicates the distribution of InfoVista's employees by sectors as of June 30, 2001, 2000, and 1999.


                                                    As of June 30,
                                         ------------------------------------
                                           2001           2000         1999
                                         -------         ------       -------
  InfoVista employees                      243            147            62
  of which:
  Administrative                            43             26            14
  Sales and marketing                       92             58            18
  Research and development                  54             28            10
  Customer service                          54             35            20

6.7.2   Geographic distribution

The following chart indicates InfoVista's employees by geographic distribution as of June 30, 2001, 2000, and 1999.

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

Shareholder                                    Number of        % of share      % of voting
                                                 shares           capital         rights
Societe Centrale d'Investissements              1,918,012           9.75           9.76
Vertex Technology Fund Ltd (1)                  1,169,170           5.95           5.95
Innovacom (2)                                   1,088,665           5.54           5.54
FMR Corp. / Fidelity International Ltd (3)      1,815,881           9.24           9.24

Directors & Executive Officers
Alain Tingaud (4)                                 917,223           4.67           4.67
Jean-Paul Bernardini                                    1           0.00           0.00
Herbert May                                             1           0.00           0.00
Hubert Tardieu                                      1,250           0.01           0.01
Peter Waal                                          9,376           0.05           0.05
Philippe Ozanian                                      533           0.00           0.00
Manuel Stopnicki                                  128,436           0.65           0.65
Peter Mao                                             846           0.00           0.00
Didier Lesteven                                         -              -              -

InfoVista S.A.                                      6,753           0.03           0.00
Others(5)                                      12,605,578          64.11          64.13

  Total                                        19,661,725            100            100

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

  Shareholder                        March 16, 2001     July 7, 2000     Mar. 31, 2000    Jan. 28, 2000     June 30, 1999
  -----------

  Societe Centrale d'Investissements.         10.04              12.5             17.2             16.5               21.5

  Vertex Technology Fund Ltd.........          6.12               7.9             13.1             12.8               12.1
  Innovacom.........................           5.70               7.1              3.7              3.0                1.1
  Strategic European Technologies
  N.V................................          5.77               7.0              6.2              6.1                5.7
  Alain Tingaud(1)..................           2.88               6.4              8.3              8.8               10.8
  CV Sofinnova Ventures Partners III           3.15               4.1              6.2              6.0                5.5
  Alain Ries(1)......................          2.04               4.3              5.5              5.8                6.4
  Dassault Developpement.............          1.97               2.9              4.4              4.4                4.1
  3Com Corporation...................          1.45               3.0              4.4              4.6                5.2
  Others(2)..........................         60.88              44.8             31.0             32.0               27.6
                                     --------------     -------------     ------------    -------------     ---------------
  Total..............................        100.00             100.0            100.0            100.0              100.0

-------------------------------------------------------------------------------------------------------------------
(1)  Directly and indirectly.
(2)  Includes shares issued upon the exercise of stock options by our employees.

7.4      RELATED PARTY TRANSACTIONS

See Note 11 of the Consolidated financial statements .

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

Volume of transactions and closing price evolution on the Nouveau Marche, in euros


                                    Closing price of Shares in euros (1)  Volume in  Closing price of ADSs in dollars (2)  Volume in
                                    ------------------------------------  ---------  ------------------------------------  ---------
                                    High            Low          Average     000s      High          Low        Average      000s
                                    ----            ---          -------     ----      ----          ---        -------      ----
6 months to October 31, 2001

2001         May                    11.80           8.20           10.10    1,236     10.15         7.40          8.73        329
2001         June                   12.20           4.90            7.41    1,377      9.81         4.25          6.42        419
2001         July                    6.20           4.17            4.79    1,608      5.15         3.70          4.09        397
2001         August                  5.38           3.45            4.44      986      4.46         3.15          3.93        241
2001         September               3.30           2.10            2.65    3,474      2.80         2.00          2.27        235
2001         October                 3.80           2.28            2.74    4,319      3.60         2.00          2.49        336

Fiscal year 2002 by quarter ended   High            Low                                High          Low
                                    ----            ---                                ----          ---
September 30,                        3.30           2.10                               2.80         2.00

Fiscal year 2001 by quarter ended   High            Low                                High          Low
                                    ----            ---                                ----          ---
September 30,                       45.50          18.01                              39.19        20.75
December 31                         54.50          18.20                              47.94        15.00
March 31                            34.00          10.30                              32.06         8.00
June 30                             12.20           4.90                              10.29         4.25


Fiscal year 2001                    High            Low                                High          Low
                                    ----            ---                                ----          ---
July 1, 2000 to June 30, 2001       54.50           4.90                              47.94         4.25


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


                Price history of the stock on the Nouveau Marche
                                [OBJECT OMITTED]





                    Price History of the stock on the NASDAQ
                                [OBJECT OMITTED]

9.3      GENERAL

On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the "SBF" the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris' trading markets as well as the regulation of those markets.

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

10.4.1   Legal Reserve

The French company law provides that French societes anonymes such as our company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 30, 2001, our legal reserve was (euro) 4,941.94. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

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


10.11    TRADING IN OUR OWN SHARES


Under Reglement n(degree). 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:


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

Australia         Israel            Niger                French Territotires
Austria           Italy             Norway               d'Outre-Mer and
Belgium           Ivory Coast       Pakistan             others :
Bolivia           Japan             Senegal
Brazil            Latvia            Singapore            Mayotte
Burkina Faso      Lithuania         South Korea          New Caledonia
Cameroon          Luxembourg        Spain                Saint-Pierre & Miquelon
Canada            Malaysia          Sweden
Estonia           Mali              Switzerland
Finland           Malta             Togo
Gabon             Mauritius         Turkey
Germany(1)        Mexico            Ukraine
Ghana             Namibia           United Kingdom
Iceland           Netherlands       United States
India             New Zealand       Venezuela




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



14.2     USE OF PROCEEDS

The registration statement for our initial public offering, Commission File Number 333-12160, was declared effective on July 7, 2000. Our initial public offering took place on July 7, 2000

We registered 6,900,000 common shares with a par value of (euro) 0.54 at an offering price of $ 12.23. The aggregate price of the offering amount registered was $ 84,387,000. We sold 6,000,000 shares and the aggregate offering price of the amount sold was $73,380,000. The underwriters fully exercised the overallotment option of 900,000 shares.

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

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this annual report :




1    Statuts,  or  by-laws,  of  InfoVista   (unofficial  English   translation)
     (incorporated by reference to exhibit 4.1 to Form S-8, Commission File Number 333-81300).


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

4.2 1996 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)

4.3 1999 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)

4.4 2000 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)


4.5 2001 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 4.3 to Form S-8, Commission
     File Number 333-81300).


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

19.1     GLOSSARY OF TERMS


       API.........................  application programming interface
       ASP.......................... application   service  providers,   service  providers  that  offer  access  to  software
                                     applications,  infrastructure,  and related services over the Internet;  applications are not installed at the end-user  location,  but are instead remotely  installed and managed on infrastructure provided by the ASP
       ATM.......................... asynchronous transfer mode
       HTML......................... hypertext markup language
       IP .......................... Internet protocol
       ISP.......................... Internet service provider
       IT .......................... information technology
       IT infrastructure............ the collection of hardware and software components used to collect,  store and manipulate data
       LAN.......................... local  area  network,  a system  connecting  two or more  closely  located  communicating devices  with  full  connectivity  so that  every  user  device  on the  network  has the potential to communicate with any other device
       MAC address ................. specific  address for a single network  interface card - used as a unique  identifier for one machine
       MSP.......................... management  service  provider,  an ASP  specializing  in the  hosting  of  infrastructure management applications such as quality-of-service
       OEM.......................... original equipment manufacturer
       OSS.......................... Operational support systems
       SLA.......................... service  level  agreement,  made between the IT  department  and end users,  or a service provider and customer,  to specify what, when, and how information  services are expected to be rendered
       SLM.......................... service level management
       SNMP......................... simple network management protocol
       UNIX ........................ industrial-strength operating  system  used for large servers, data centers, etc.  Well-known versions include Sun Solaris, HPUX, IBM AIX, and SCO
       VAR.......................... value added reseller
       WAN.......................... wide area  network,  a network  that  generally  spans  distances  greater than one city, including regional networks such as local telephone  companies or international  networks such as global telecommunications service providers
       Windows NT .................. Windows New Technology:  Microsoft  Windows version designed for  professional  users and servers






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



Paris, France
July 25, 2001

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers





/s/ Jean-Francois Chatel
------------------------
Jean-Francois Chatel
Partner



                                                     InfoVista SA
                                                     ------------

                                        CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands, except for share and per share data)

                                                                                 Year Ended June 30,
                                                                  --------------------------------------------------
                                                                        2001             2000             1999
                                                                  ----------------- ---------------- ---------------
Revenues
   License revenues                                               (euro)    19,548  (euro)    7,691  (euro)   1,615
   Service revenues                                                          8,111            2,650           1,190
                                                                  ----------------- ---------------- ---------------
Total revenues                                                              27,659           10,341           2,805

Cost of revenues
   Costs of license                                                            882              216              67
   Costs of services (exclusive of non-cash compensation expense
   of (euro) 146,(euro)215 and(euro)32, respectively)                        5,893            2,540           1,564
                                                                  ----------------- ---------------- ---------------
Total cost of revenues                                                       6,775            2,756           1,631

                                                                  ----------------- ---------------- ---------------
Gross profit                                                                20,884            7,585           1,174

Operating expenses
   Selling and marketing expenses (exclusive of non-cash
   compensation expense of(euro)309,(euro)361 and(euro)43, respectively)    16,574            8,589           2,807

   Research and development expenses (exclusive of non-cash
   compensation expense of(euro)155,(euro)231 and(euro)38, respectively)     4,640            1,952           1,063

   General and administrative expenses (exclusive of non-cash compensation expense of(euro)1,619,(euro)600 and(euro)442,
   respectively)                                                             7,629            3,184           1,689

   Stock compensation expense                                                2,229            1,407             554
   Amortization of goodwill and purchased intangibles assets                   513                -               -

                                                                  ----------------- ---------------- ---------------
Total operating expenses                                                    31,585           15,132           6,113

                                                                  ----------------- ---------------- ---------------
Operating loss                                                             (10,701)          (7,547)         (4,939)

Other income:
   Interest income                                                           3,105              116              76
   Net foreign currency transaction gains                                    1,214              458             388

                                                                  ----------------- ---------------- ---------------
Loss before income taxes and minority interest                              (6,382)          (6,973)         (4,475)

   Income tax (expense) benefit                                                 (2)               -              13
   Minority interest                                                            68               17               -
                                                                  ----------------- ---------------- ---------------
Net loss                                                         (euro)     (6,316) (euro)   (6,956) (euro)  (4,462)
                                                                  ================= ================ ===============

Basic and diluted loss per share                                 (euro)      (0.34) (euro)    (0.89) (euro)   (0.65)
                                                                  ================= ================ ===============

Basic and diluted weighted average shares outstanding                   18,851,731        7,772,868       6,884,708

The consolidated statements of income for the year ended June 30, 1999 has been restated from French francs to Euros using the exchange rate as of January 1, 1999.


The notes on pages 98 to 114 are an integral part of the consolidated financial statements.


                                                InfoVista SA
                                                ------------

                                         CONSOLIDATED BALANCE SHEETS
                             (In thousands, except for share and per share data)

                                                                              As of June 30
                                                               --------------------------------------------
                                                                       2001                   2000
                                                               ---------------------  ---------------------
ASSETS

Cash and cash equivalents                                      (euro)        62,904   (euro)         2,950
Trade receivables, net of allowance of(euro)632 and(euro)145,                 9,289                  9,710
  respectively
Prepaid IPO fees                                                                  -                    989
Prepaid expenses and other current assets                                     2,565                  4,421
                                                               ---------------------  ---------------------
     Total current assets                                                    74,758                 18,070
                                                               ---------------------  ---------------------

Fixed assets, net                                                             4,758                  1,326
Licensed technology and advances, net                                         1,568                      -
Goodwill and other purchased intangible assets, net                           3,139                      -
Deposits and other assets                                                       777                    750
                                                               ---------------------  ---------------------
     Total non-current assets                                                10,242                  2,076
                                                               ---------------------  ---------------------

                                                               ---------------------  ---------------------
Total assets                                                   (euro)        85,000   (euro)        20,146
                                                               ---------------------  ---------------------

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                 (euro)         3,708   (euro)         4,124
Current portion of long-term debt                                               259                    183
Accrued salaries and commissions                                              1,526                    770
Accrued social security and other payroll taxes                                 763                    607
Deferred revenue                                                              4,465                  6,736
Other current liabilities                                                     1,262                  1,001
                                                               ---------------------  ---------------------
     Total current liabilities                                               11,983                 13,421
                                                               ---------------------  ---------------------

Long-term debt                                                                  305                    564
Other long term liabilities                                                     143                    104
Commitments and contingencies (Note 11)
                                                               ---------------------  ---------------------
     Total non-current liabilities                                              448                    668
                                                               ---------------------  ---------------------

Minority interest                                                                 -                     53

Stockholders' equity
Preferred stock, par value of(euro) 0.54 per share (0 and                         -                  2,133
3,950,607 shares authorized, issued and outstanding)
Common stock, par value of(euro)0.54 per share (19,641,414 and
8,978,871 shares authorized and issued, and 19,634,661 and                   10,606                  4,849
8,978,871 shares outstanding)
Capital in excess of par value of stock                                      85,701                 17,578
Accumulated deficit                                                        (22,680)               (16,364)
Other reserves                                                                   16                     16
Cumulative translation adjustment                                             (603)                  (901)
Deferred compensation                                                         (399)                (1,307)
Less common stock in treasury (6,753 and 0 shares)                             (72)                      -
Total stockholders' equity                                                   72,569                  6,004
                                                               ---------------------  ---------------------

                                                               ---------------------  ---------------------
Total liabilities and stockholders' equity                     (euro)        85,000   (euro)        20,146
                                                               =====================  =====================


The notes on pages 98 to 114 are an integral part of the consolidated financial statements.


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

The notes on pages 98 to 114 are an integral part of the consolidated financial statements.

                                                     InfoVista SA
                                                     ------------

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands, except for share and per share data)

                                                                                Year ended June 30
                                                                ----------------------------------------------------
                                                                      2001             2000             1999
                                                                ----------------------------------------------------
Cash flows from operating activities:
Net loss                                                        (euro)    (6,316)  (euro)  (6,956)    (euro) (4,462)
Adjustments to reconcile net loss to net cash used by
 operating activities:
   Depreciation                                                              811              222               142
   Amortization of goodwill and intangibles                                  513                -                 -
   Amortization of licensed technologies and royalty advances                201                -                 -
   Stock compensation expense                                              2,229            1,407               554
   Provision for bad debt                                                    487              138                29
   Minority interest                                                         (53)              53                 -
Changes in operating assets and liabilities:
   Trade receivables                                                        (247)          (8,574)             (846)
   Prepaid expenses and other current assets                               3,160           (4,857)             (250)
   Deposits and other assets                                                 (27)             (25)             (138)
   Accounts payable                                                         (496)           3,490               240
   Accrued expenses                                                        1,269            1,403               192
   Deferred revenues                                                      (2,559)           5,722               818
   Other current liabilities                                                (616)             139               202
   Other long term liabilities                                                40               60                42
                                                                ----------------------------------------------------
Net cash used by operating activities                                     (1,604)          (7,778)           (3,477)
                                                                ----------------------------------------------------
Cash flows from investing activities:
   Acquisition of businesses, net of cash acquired                        (2,959)               -                 -
   Purchase of fixed assets                                               (4,082)            (934)             (479)
   Purchase of licensed technologies and royalty advances                 (1,769)               -                 -
                                                                ----------------------------------------------------
Net cash used by investing activities                                     (8,810)            (934)             (479)
                                                                ----------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of debt                                              -              305                 -
   Payments of debt                                                         (183)            (122)             (122)
   Payments on acquired debt                                                (101)               -                 -
   Proceeds from exercise of stock options                                   331               58                 -
   Proceeds from exercise of stock warrants                                1,521            2,927             1,859
   Proceeds from issuance of common stock                                 68,650            6,859                 -
   Purchase of treasury stock                                               (434)               -                 -
   Proceeds from issuance of treasury stock                                  287                -                 -
                                                                ----------------------------------------------------
Net cash provided by financing activities                                 70,071           10,027             1,737
                                                                ----------------------------------------------------

                                                                ----------------------------------------------------
Net change in cash                                                        59,657            1,315            (2,219)
                                                                ----------------------------------------------------
      Effects of exchange rate changes                                       297             (615)             (258)
                                                                ----------------------------------------------------
Increase in cash and cash equivalents                           (euro)    59,954    (euro)    700   (euro)   (2,477)
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

The notes on pages 98 to 114 are an integral part of the consolidated financial statements.

                                  InfoVista SA

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


Consolidated companies are the following:


Company                              Country of incorporation          % of ownership       Fiscal year of incorporation
-------                              ------------------------          --------------       ----------------------------
InfoVista SA (parent)                         France                         -                           -
InfoVista Corp.                                 USA                        100.00                       1998
InfoVista UK                               Great Britain                   100.00                       1999
InfoVista GmbH                                Germany                      100.00                       1999
InfoVista Asia-Pacific Pte Ltd               Singapore                      72.83                       2000
TISS Intra GmbH                               Germany                      100.00                       2001
InfoVista BNL                                 Belgium                      100.00                       2001
InfoVista IBE                                  Spain                       100.00                       2001

                                  InfoVista SA

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


     Treasury Stock

In December 2000, the Shareholders' meeting authorized the repurchase of up to 10 % of our outstanding common stock. As of June 30, 2001, the Company had repurchased 19,942 shares of its outstanding common stock for approximately
(euro) 434 and sold 13,189 shares for approximately (euro) 287, pursuant to the repurchase program. At June 30, 2001, 6,753 shares are held as treasury stock and are available for general corporate purposes including issuance under our stock option and employee stock purchase plans.


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

     U.S. defined contribution plan


The U.S. subsidiary has a contributory profit-sharing plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute an amount not to exceed the lesser of 15% of their compensation or US$ 10. The company may make additional discretionary contributions that are allocable to those participants who are employed on the last day of the plan year and have completed at least 1,000 hours of service during the plan year. In the event that the plan is determined to be a "top-heavy plan" as defined by the Internal Revenue Code, annual employer contributions are required under a formula based upon the compensation of the plan participants.


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

                                    SIGNATURE


The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.



                                           INFOVISTA SA


Dated: March 18th, 2002                    By: /s/ ALAIN TINGAUD
                                           Alain TINGAUD
                                           Chairman and Chief Executive Officer

--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------


                                    EXHIBITS




                                   FILED WITH




                                   FORM 20-F/A



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


                                  INFOVISTA SA


             (Exact name of registrant as specified in its charter)

                                     France
                          (State or other jurisdiction
                        of incorporation or organization)

--------------------------------------------------------------------------------

Exhibits Index



1    Statuts,  or  by-laws,  of  InfoVista   (unofficial  English   translation)
     (incorporated by reference to exhibit 4.1 to Form S-8, Commission File Number 333-81300)>


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

4.2 1996 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)

4.3 1999 Stock Option Plan (unofficial English translation). (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)

4.4 2000 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)


4.5 2001 Stock Option Plan, as amended (unofficial English translation). (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300).


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