Form 20-F
period 2002-06-30
INFOVISTA SA
filed 2002-12-23
CIK 1117064

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 23, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2002
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-30838

INFOVISTA S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English)	6, rue de la Terre de Feu 91940 Les Ulis France (33-1) 64-86-79-00 (Address of principal executive offices)	Republic of France (Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class:

American Depositary Shares, each representing one Ordinary Share, nominal value (euro) 0.54 per share

Ordinary Shares, nominal value (euro) 0.54 per share*

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

*
Listed, not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

19,859,807 ordinary shares

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐        Item 18 ☒

TABLE OF CONTENTS

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
3.1	Selected Financial Data
3.2	Exchange Rate Information
3.3	Risk Factors
ITEM 4. INFORMATION ON THE COMPANY
4.1	General Information Concerning the Company
4.2	General Information Concerning the Share Capital of the Company
4.3	Business Overview
4.4	Industry Background
4.5	The InfoVista Solution
4.6	Strategy
4.7	Description of our Business
4.8	Products
4.9	Products in Development
4.10	Services
4.11	Geographical Breakdown of Revenues
4.12	End-users
4.13	Sales and Marketing
4.14	Strategic Relationships
4.15	Competition
4.16	Intellectual Property
4.17	Insurance
4.18	Communications
4.19	Personnel
4.20	Research and Development
4.21	Facilities
4.22	Legal Proceedings
4.23	Seasonality
4.24	Raw Materials
4.25	Material Effect of Government Regulations
4.26	Organizational Structure
4.27	Industrial and Environmental Risks
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.1	Overview
5.2	Recent Developments
5.3	Revenues
5.4	Cost of Revenues
5.5	Operating Expenses
5.6	Period-to-Period Variability
5.7	Results of Operations
5.8	Liquidity and Capital Resources
5.9	The Euro
5.10	Critical Accounting Policies
5.11	Forward Looking Statements

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.1	Board of Directors
6.2	Executive Officers
6.3	Corporate Governance
6.4	(Reserved)
6.5	Compensation of Directors and Executive Officers
6.6	Options and Warrants to Purchase our Securities
6.7	Employees
6.8	Share Ownership
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.1	Major Shareholders as of November 29, 2002
7.2	Significant Changes to Shareholdings Over the Last Three Fiscal Years
7.3	Related Party Transactions
ITEM 8. FINANCIAL INFORMATION
8.1	Consolidated Statements and Other Financial Information
8.2	Legal Proceedings
8.3	Dividend Policy
8.4	Significant Changes
ITEM 9. THE OFFER AND LISTING
9.1	Markets
9.2	Price History of the Stock
9.3	General
9.4	The Nouveau Marché
ITEM 10. ADDITIONAL INFORMATION
10.1	Memorandum and Articles of Association
10.2	Shareholders' Meetings and Voting Rights
10.3	Financial Statements and other Communications with Shareholders
10.4	Dividends
10.5	Changes in Share Capital
10.6	Preemptive Subscription Rights
10.7	Form, Holding and Transfer of Shares
10.8	Liquidation Rights
10.9	Requirements for Holdings Exceeding Certain Percentages
10.10	Purchase of our own Shares
10.11	Trading in our own Shares
10.12	Ownership of Shares by Non-French Persons
10.13	Material Contracts
10.14	Exchange Controls
10.15	Other
10.16	French Taxation
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
11.1	Currencies
11.2	Financial Instruments
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

        The table below sets forth selected consolidated financial data as of and for each of the five financial years ended June 30, 2002, 2001, 2000, 1999 and 1998. The data for the years ended and at June 30, 2002, 2001, 2000, 1999 and 1998 are derived from our consolidated financial statements, which have been audited by independent accountants, PricewaterhouseCoopers. The audited consolidated financial statements for the years ended June 30, 2002, 2001 and 2000 and at June 30, 2002 and 2001 appear elsewhere in this report.

        All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. GAAP. For your convenience, we have also presented U.S. dollar amounts, calculated at the rate of U.S.$ 1.00 = € 1.0080 (€ 1.00 = U.S.$ 0.99210), which was the noon buying rate on December 11, 2002.

	Year ended June 30,
	2002	2002	2001	2000	1999	1998
	$	€	€	€	€	€
	(In thousands, except for share and per share data)
Consolidated Statement of Income and Comprehensive Income Data:
Revenues
License revenues	18,150	18,295	19,548	7,691	1,615	783
Service revenues	10,815	10,901	8,111	2,650	1,190	290

Total revenues	28,965	29,196	27,659	10,341	2,805	1,073
Cost of revenues (exclusive of non-cash compensation expense of $ 83, € 83, € 146, € 215, € 32 and € 1 respectively)
Cost of Licenses	946	954	882	216	67	65
Cost of Services	5,906	5,953	5,893	2,540	1,564	416

Total cost of revenues	6,851	6,906	6,775	2,756	1,631	480

Gross profit	22,113	22,290	20,884	7,585	1,174	593

Operating expenses:
Selling and marketing expenses (exclusive of non-cash compensation expense of $ 129, € 129, € 309, € 361, € 43 and € 3 respectively)	16,468	16,600	16,574	8,589	2,807	1,401
Research and development expenses (exclusive of non-cash compensation expense of $ 51, € 51, € 155, € 231, € 38 and € 14 respectively)	7,126	7,183	4,640	1,952	1,063	766
General and administrative expenses (exclusive of non-cash compensation expense of $ 54, € 53, € 1,619, € 600, € 441 and € 588 respectively)	6,925	6,980	7,629	3,184	1,689	804
Stock compensation expense	314	317	2,229	1,407	554	606
Restructuring costs	1,684	1,697	—	—	—	—
Consulting fee	675	680	—	—	—	—
Write-off of goodwill	1,826	1,841	—	—	—	—
Amortization of goodwill and purchased intangible assets	377	380	513	—	—	—

Total operating expenses	35,395	35,678	31,585	15,132	6,113	3,576

Operating loss	(13,282)	(13,388)	(10,701)	(7,547)	(4,939)	(2,983)

Other income (expense)	1,450	1,462	4,319	574	464	58

Loss before income taxes and minority interest	(11,832)	(11,926)	(6,382)	(6,973)	(4,475)	(2,925)
Income tax (expense) benefit	(12)	(12)	(2)	—	13	83
Minority interest	34	34	68	17	—	—

Net loss	(11,810)	(11,904)	(6,316)	(6,956)	(4,462)	(2,842)
Other comprehensive (loss) gain, net of tax: Foreign currency translation adjustments	(163)	(164)	297	(615)	(258)	(12)

Comprehensive loss	(11,973)	(12,068)	(6,019)	(7,571)	(4,720)	(2,854)

Basic and diluted loss per share	(0.60)	(0.60)	(0.34)	(0.89)	(0.65)	(0.41)
Basic and diluted weighted average shares outstanding	19,733,253	19,733,253	18,851,731	7,772,868	6,884,708	6,884,708
Other Financial Data:
Purchase of fixed assets	(1,538)	(1,550)	(4,081)	(788)	(423)	(138)
Net cash used by operating activities	(5,228)	(5,270)	(1,604)	(7,778)	(3,477)	(769)
Depreciation and amortization	1,818	1,832	1,525	222	142	77
Consolidated Balance Sheet Data:
Cash and cash equivalents	49,827	50,226	62,904	2,950	2,250	4,727
Working capital (current assets less current liabilities)	52,728	53,150	62,775	4,649	1,470	4,332
Fixed assets, net	4,406	4,441	4,758	1,156	529	210
Total assets	72,946	73,530	85,000	20,146	5,415	6,350
Total current liabilities	12,749	12,851	11,983	13,421	2,606	1,154
Total non-current liabilities	61	61	448	668	485	565
Shareholders' equity	60,137	60,618	72,569	6,004	2,324	4,631
Capital stock(1)	95,729	96,495	96,252	24,560	13,100	9,582

(1)
inclusive of common stock, preferred stock and capital in excess of par value of stock.

3.2    Exchange Rate Information

        In this report, all references to the "euro" or "€" are to the lawful currency of the French Republic and certain other member states of the European Union participating in the European Monetary Union. Beginning January 1, 2002, the participating member states have issued new euro-denominated bills and coins for use in cash transactions. On February 17, 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins are no longer legal currency for any transaction. All references to the "U.S. dollar" or "$" are to the lawful currency of the United States of America and all references to the "French franc" are to the former lawful currency of the French Republic.

        For your convenience, this report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of $ 1.00 = € 1.0080, the noon buying rate in euros on December 11, 2002. The noon buying rate is the exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate.

        On March 10, 2000, we changed our share capital to euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depository Shares ("ADSs") on the Nasdaq National Market ("Nasdaq").

        In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows the euro/U.S. dollar exchange rate based on the noon buying rate expressed in euros per $ 1.00.

	Period end rate	Average rate(1)	High	Low
	(Euro/Dollar)
December 2002 (through December 11, 2002)	0.99	1.00	1.01	0.99
November 2002	1.01	1.00	1.01	0.98
October 2002	1.02	1.02	1.03	1.01
September 2002	1.01	1.02	1.04	1.01
August 2002	1.02	1.02	1.03	1.01
July 2002	1.02	1.01	1.02	0.98
June 2002	1.00	1.05	1.07	1.00
Year Ended June 30,
2002	1.00	1.12	1.19	1.00
2001	1.18	1.12	1.21	1.05
2000	1.05	1.01	1.12	0.92
1999(2)	0.97	1.11	1.18	1.05
1998(2)	0.92	0.91	0.96	0.87

(1)
The average of the noon buying rate on the last business day of each month during the relevant period.
(2)
A conversion rate of euro per U.S. dollar has been provided for fiscal year 1998, prior to the introduction of the euro on January 1, 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc-euro conversion rate established on January 1, 1999.

3.3    Risk Factors

        You should carefully consider the following factors and the other information in this report before deciding to invest in our shares.

3.3.1    Risks Related to our Business

Our limited operating history makes it difficult for investors to predict how our business and our future operating results will develop

        We began our current activities in 1995. From that time, we have been developing the technology that forms the basis of our products. We began generating sales from early versions of our base product, the InfoVista Engine (now InfoVista Runtime/Workshop), in May 1997. Accordingly, we have a limited operating history as a developer and provider of service level management ("SLM") products upon which an evaluation of our business and prospects can be based, and we face many of the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry. In addition, because of our limited operating history, we have limited experience and insight into trends that may emerge and affect our business.

We have incurred losses, we may continue to incur losses and we cannot guarantee that we will achieve profitability

        Since we began our current activities in 1995, we have experienced operating losses in each quarter. We had net losses of € 11.9 million, € 6.3 million, and € 7.0 million, for the fiscal years 2002, 2001 and 2000, respectively. As at June 30, 2002 cumulative losses amounted to € 34.6 million. Our current business plan targets profitability in fiscal year 2005, although we may experience one or more profitable quarters during fiscal year 2004. We cannot guarantee that we shall attain this target of profitability and if we do achieve it, we may not be able to sustain or increase profitability in the future. In particular, our ability to attain this target would be harmed if the current economic downturn deepens or in certain acquisition scenarios, as discussed in the risk factor "Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position". We expect our operating expenses to remain stable, therefore, to achieve and maintain profitability in light of stabilization in operating expenses, we shall have to increase revenues. We cannot assure you that our revenues will continue to increase or that revenue growth that is achieved can be sustained. If we do not increase revenues, we could experience losses and our operating results could be seriously harmed. We are also subject to legal limitations on our use of net operating loss carry forwards for tax purposes.

We expect that our quarterly operating results will fluctuate and this could cause our stock price to fluctuate or decline

        Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance. If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

  •
  demand for our products and services;

  •
  the timing of sales of our products and services;

  •
  the announcement and introduction of competing software;

  •
  changes in our pricing policies or those of our competitors;

  •
  delays in the introduction or enhancement of products or services by us or by our competitors;

  •
  whether our software and services are sold directly or through indirect sales channels;

  •
  the mix of sales of our licenses and services in Europe, the United States, in Asia-Pacific and elsewhere;

  •
  costs related to acquisitions of technology or businesses;

  •
  customer budget cycles and changes in these cycles;

  •
  deferrals of customer orders in anticipation of software enhancements or new software;

  •
  our ability to attract, retain and motivate qualified personnel; and

  •
  changes in general economic and political conditions.

        In addition, our business has experienced and may continue to experience significant seasonality. Sales of products and services such as ours in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

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

Because we rely on the InfoVista product line and related services for the majority of our revenues today, our failure to commercialize them successfully or to offer other products could weaken our competitive position and adversely affect our results of operations

        We currently derive the majority of our revenues from licensing fees and services related to our InfoVista product family, which includes the InfoVista Runtime Server, the InfoVista Workshop Server, VistaViews, VistaPortal Standard Edition, VistaNext, VistaMart, VistaPortal, Vista Plug-ins, VistaLink, VistaBridge and VistaAPI. As we acquire companies or businesses, we shall have additional products in our range. We expect that revenues from the InfoVista product line and related services will continue to account for a substantial part of our revenues for the foreseeable future. Broad market acceptance of these products is, therefore, critical to our future success and any factor adversely affecting sales or pricing levels of these products could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that market acceptance of our products will increase or even remain at current levels. Factors that may affect the market acceptance of our products include the availability and price of competing products and technologies and the success of our sales efforts and those of our marketing partners. Our future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced products. We cannot assure you that any such new or enhanced products will be successfully developed, introduced and marketed, and failure to do so would have a material adverse effect on our business, results of operations and financial condition. Furthermore, in order to be successful in this emerging market, we must be able to differentiate ourselves from our competitors through our products and service offerings and brand name recognition. We may not be successful in differentiating ourselves or achieving widespread market acceptance of our software and services. In addition, organizations that have already invested substantial resources in other methods of managing their computer hardware and software systems may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing management systems.

Our markets are highly competitive and we may not be able to compete effectively

        Our software is designed for use in the relatively new, rapidly evolving and highly competitive SLM market, and is targeted to the Operational Support Systems ("OSS") segment. Competition in this market and segment is intense. Our failure to maintain and enhance our competitive position could seriously harm our ability to license our products and sell our services and, therefore, our operating results. Our primary source of competition comes from suppliers of comparable products. For sources of actual or potential competition please see "Item 4.15. Competition".

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

Our failure to attract new clients could cause our revenues to decline

        We need to attract new clients or our revenues could decline. We intend to continue to develop our market share with our core telecommunications and service provider clients and to use the expertise that we have developed with these clients to develop additional market share with other Information Technology ("IT")-intensive organizations. Our ability to attract new clients depends on a variety of factors, including the reliability, security, flexibility, scalability, price and cost-effectiveness of our software and services as well as our ability to market our software and services effectively.

Our failure to obtain additional large clients could cause our revenues to decline

        For the years ended June 30, 2002 and 2001, our five largest clients accounted for approximately 26.3% and 25.8%, respectively, of our total revenues and our ten largest clients accounted for approximately 38.1% and 34.4%, respectively, of our total revenues. We anticipate that revenues from large contracts with a small number of clients will continue to be an important part of our operating results in any given period. We expect that the composition of that small group of clients will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large clients on an ongoing basis. Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results.

Because our revenues depend on service providers, including telecommunications companies, adverse trends in these clients' markets could have a material adverse effect on our results of operations

        We generated approximately 69.5% of our total revenue for the year ended June 30, 2002, from end-users in the service provider industry, which includes telecommunications companies, Internet Service Providers ("ISPs"), Application Service Providers ("ASPs") and outsourcers of IT services such as Management Service Providers ("MSPs"). A significant portion of our revenues is expected to continue to be attributable to sales of products to telecommunications clients. Our future performance depends significantly upon the telecommunications market generally. If the economic downturn continues to affect this market into the foreseeable future, it could have harmful effects on our business, results of operations and financial condition. In particular, if telecommunications clients decreased the incorporation of our solutions as part of their product and service offerings to end-users, our business would be harmed. It would also affect our ability to collect payments due from clients. The actual or potential insolvency of any of our telecommunications clients could cause us to recognize provisions for doubtful accounts receivable or defer additional revenues on new sales. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Our software requires the use of third-party software and our business could be seriously harmed if we fail to obtain or embed it effectively in our software

        We license third-party software and embed it into our products. In particular, we license software from eXcelon Corporation (formerly, Object Design, Inc.) that is integrated with internally developed software and used in our products to perform key functions. On August 23, 2000, we entered into a contract with eXcelon Corporation to renew our license, which will expire December 31, 2007. Although we have negotiated licenses on commercially reasonable terms for third-party software, we cannot guarantee that such third-party software licenses will continue to be available to us on commercially reasonable terms, if at all. Although we believe that alternative software is available from other third-party suppliers for most of the third-party software that we use, if we are unable to maintain the third-party software licenses, we could face delays or reductions in our product shipments until equivalent software is developed internally or is identified, licensed from third parties and integrated with our software. Any such delays or reductions would have a material adverse effect on our business, operating results and financial condition. In addition, the inability of these third parties to enhance their products in a timely and cost-effective manner in response to changing client needs, industry standards or technological developments could adversely affect our business. Any of these events could result in shipment delays or reductions in the sale of our software and could require us to redesign our products. Furthermore, we might be forced to limit the features available in our current or future software products. Either alternative could seriously harm our business and operating results.

The inability of our products to operate with the products used by our present and potential clients could harm our revenues

        Our products are designed to operate on a variety of hardware and software platforms employed by our clients in their networks. We must continually modify and enhance our products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by hardware and software vendors could materially adversely impact our business, operating results or financial condition. The inability of our products to operate with the hardware and software platforms used by our present and potential clients could harm our revenue, business, operating results or financial condition.

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

  •
  client purchase decisions often require lengthy budgeting, approval and competitive evaluation processes that accompany significant capital expenditures;

  •
  clients frequently begin by evaluating our products on a limited basis, typically for 30 days, devoting time and resources to testing them before they decide whether or not to purchase a license; and

  •
  clients may defer orders in anticipation of releases of new software or enhancements by us or our competitors.

        As a result of the long and unpredictable sales cycle, we face difficulty in completing sales, which can cause us to incur costs and mobilize resources with no resulting revenue, and which, in addition, can cause our quarterly operating results to vary widely.

Our failure to adequately protect our intellectual property could harm our competitive market position

        Our success depends upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Our failure to protect our technology adequately may lead to the development of similar technology by third parties and reduce our software license revenues. We have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the United States, with two U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. We have registered the trademark "InfoVista" in a number of countries, including in Europe (as a Community Trademark) and the United States, and have trademark applications pending in a number of jurisdictions. Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs to us and the diversion of resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable. If we do not receive a particular patent, our competitors will not be restricted from developing and operating independently technology that is similar to any of our unpatented technology. If we do not receive a trademark registration, we can still use that trademark, but our rights may be weaker than if it were registered. In addition, we have acquired some of the technology underlying our software internationally, and we sell our software internationally, and the laws of many countries do not protect our proprietary rights to the same extent as the laws of the United States and Europe.

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

  •
  cease making, licensing or using products or services that incorporate the challenged intellectual property;

  •
  obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all; or

  •
  redesign our products, which could be very costly and force us to interrupt product licensing and product releases, and might not be feasible at a reasonable cost or at all.

Our inability to maintain and establish new relationships with strategic partners and other indirect sales relationships could cause our revenues to decline

        Our sales strategy requires that we establish and develop long-term relationships through indirect sales channels. Our indirect sales channels include systems integrators who offer IT integration and project management services to their customers and provide our products as a part of a broader solution; original equipment manufacturers ("OEMs"), who incorporate our products into their own products; and technology consultants who are typically providing wide ranging consulting services to their clients and refer those clients either directly to us or to one of our systems integrators for the supply of products and/or services. We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing. We intend to continue to develop new relationships with indirect sellers and strategic marketing partners. Our success will depend in large part on our ability to develop and maintain these additional relationships and on the performance and success of these third parties. We may not be able to further develop and fully benefit from our existing relationships. In addition, we have established these relationships recently, and we cannot predict the extent to which our indirect channels will be successful in marketing our products or the degree to which we will be able to develop compatible products or successfully joint market programs. If we are unable to establish and maintain these new relationships, our future sales volume may decline. Our current agreements with our strategic marketing partners and indirect channels do not prevent them from selling products of other companies, including products that may compete with our products. These strategic marketing partners and indirect channels could give higher priority to another company's software or to their own products than they give to ours. In addition, we generally sell our products to our indirect channels at a discount to our prices for direct sales. As a result, an increase in sales through indirect channels would reduce our gross margins.

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

Our inability to hire and retain key personnel would slow our growth

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

        In order to retain and motivate our highly qualified personnel, we have implemented several stock option plans for the benefit of some of our employees and senior management, expanded our employee participation plans through the implementation of a profit sharing plan and savings plan, and issued warrants. We cannot however assure that these measures will be sufficient to retain and motivate the necessary qualified personnel.

Our inability to manage our growth and expansion effectively could seriously harm our ability to effectively run our business

        Our historical growth has placed, and our intended future growth is likely to continue to place, a significant strain on our management, as well as financial, personnel and other resources. We have grown from 62 employees as of June 30, 1999 to 227 employees as of June 30, 2002 and our total revenues have grown from € 2.8 million in fiscal year 1999 to € 29.2 million in fiscal year 2002. Since our creation, we have expanded geographically in Europe, across the United States, and since 2000, in Asia-Pacific. To effectively manage growth, in particular for the more geographically remote locations, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could seriously harm our ability to respond to clients and negatively impact the quality of our software and services and our operating results.

We will be increasingly susceptible to risks associated with our international operations, which could harm our operating results

        Our international expansion will subject us to a variety of risks, including:

  •
  currency exchange rate fluctuations;

  •
  recessionary trends, including higher interest rates;

  •
  increases in rates of inflation;

  •
  seasonal fluctuations in purchasing patterns;

  •
  tariffs, duties, export controls and other trade barriers;

  •
  unexpected changes in regulatory requirements and applicable laws;

  •
  government ownership or regulation of the economy;

  •
  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

  •
  even lengthier sales cycles and increased selling expenses, including those for travel;

  •
  difficulties and costs of staffing and managing foreign operations;

  •
  reduced protection for, or our inability to secure and enforce, intellectual property rights in some countries;

  •
  increased costs to defend our intellectual property rights;

  •
  potentially adverse tax consequences;

  •
  the burdens of complying with a wide variety of foreign laws and regulations; and

  •
  political and economic instability.

        Any of these factors could harm our operating results. In addition, it is possible that the relevant tax authorities may review our prior and future intragroup arrangements, which may adversely impact the tax treatment of our income for those periods. In the future, our international revenues may be increasingly denominated in local currencies. Because we do not have a hedging program, we are vulnerable to adverse fluctuations in foreign currency, which may reduce revenues from outside the euro zone.

Our business may be harmed by incidents of and consequences of acts of domestic and international terrorism, war and revolutions

        The attacks on U.S. cities in September 2001 and the global security consequences had an adverse effect on our business and the businesses of our clients. In particular, a number of our potential customers were directly or indirectly affected by the attacks. As a consequence, capital investment decisions were deferred or cancelled in the period following these specific events. Any future similar events or domestic or international conflict, terrorism, war or revolution may have further adverse consequences for our business.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position

        In order to remain competitive, we may acquire additional businesses, products or technologies. We are pursuing and will continue to pursue potential acquisition projects in upcoming months. Regarding such acquisition candidates, we may not be successful in negotiating the terms of the acquisition, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will divert significant management time and resources. If we consummate any significant acquisitions using stock or other securities as consideration, your equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. In addition, we may be required to amortize and/or write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could seriously harm our financial results. If we acquire a loss-making company, the acquisition will increase the group's losses and will affect our profitability targets and our operating results. If an acquisition project does not go to term, the external advisors costs incurred will be added to our general and administrative expenses and will therefore affect our profitability target and operating results.

In the future, we may not be able to secure financing necessary to operate our business as planned

        We believe our current cash balances and cash provided by future operations should be sufficient to meet our anticipated cash needs for working capital and capital expenditure requirements for at least the next 18 months, excluding any exceptional costs such as acquisitions. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds for these purposes. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our sales and marketing and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and operating results. If we issue debt, the debt holders would have rights senior to shareholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities could have rights senior to those of our shares.

We are incurring compensation and other costs relating to our stock option plans and warrants, which adversely affects our margins and our results of operations and may increase our tax liability

        We have granted options and issued warrants to our employees on various occasions. In addition, certain principal shareholders sold shares to some of our employees pursuant to certain repurchase options granted to such employees by such shareholders. Under U.S. GAAP, some of these grants, issues or sales are treated as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately € 4.0 million in stock compensation expense from July 1, 1999 through June 30, 2002. We expect the remaining costs associated with these plans to amount to a total of approximately € 0.04 million for the fiscal year 2003.

        In addition, French fiscal law allows for a favorable tax regime for options provided that, among other considerations, the shares resulting from the exercise of options, by employees who were resident in France at the date of grant, are not sold for a period of either 4 years or 5 years (depending upon the deemed date of grant) from the date of grant of the options. Our existing stock option plans are not structured to enforce this holding period. If any of our employees who were French residents at the date of grant of the options, exercises the options and sells the resulting shares before the end of the relevant 4 or 5 year holding period, we could be required to pay French social charges on those amounts. If the resulting shares are sold or transferred prior to the expiration of the applicable holding period, a less favorable tax regime applies to the employee. For this reason, we do not consider the premature sale of such shares very probable and accordingly we have not made a provision in our financial statements for this potential risk. In the event that such employees exercised their options and sold the resulting shares prior to the expiration of the 4 or 5 year holding period, we would have to pay social charges in an amount equivalent to approximately 45% of the difference between the market price at the date of the exercise and the exercise price.

        During the fiscal year ended June 30, 2002, we carried out a stock option cancellation and re-grant scheme in such a way that it did not generate significant stock compensation charges to our operating results. We do not currently anticipate effecting a new stock option cancellation and re-grant scheme in such a way that it would generate significant stock compensation charges to our operating results, however, we cannot exclude that possibility in the future, nor can we exclude the possibility that the accounting rules may be changed retroactively such that we may be obliged to record variable stock compensation arising from a stock option re-pricing. If the exercise price of the re-granted options under a stock option re-pricing scheme is lower than the exercise price of the cancelled options, it is more likely that the option holders will exercise their options and thus dilute shareholders' equity in us.

3.3.2    Risks Related to our Industry

If the SLM market or the Performance Managing segment in particular, declines or fails to grow, demand for our products will be reduced

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

Because we are subject to general economic and market conditions, any economic downturn could have a material adverse effect on our business, results of operations and financial condition

        Segments of the software, technology and telecommunications industry have experienced significant economic downturns in the past characterized by decreased product demand, price erosion, work slowdowns and layoffs. Our operations may experience substantial fluctuations in the future from period to period as a consequence of general economic conditions affecting the timing of orders from major clients and other factors affecting capital spending. Although we have a diverse client base, we have targeted certain markets including telecommunications carriers, ISPs, outsourcers and integrators. The current economic downturn has affected the technology sector and the telecommunications market in particular. This has led to a decrease and or delay in such companies' overall investments in IT infrastructure on both hardware and software. This means that the current or future economic downturn in general or in the targeted markets in particular could have a material adverse effect on our business, operating results and financial condition.

Without the continued demand for the Internet and related infrastructure to transport data, demand for our products would decline

        Our revenues will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the necessary speed, data capacity, security and hardware necessary for reliable Internet access and services. We are working to make our tools increasingly available to users through Web-based applications. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt and continue to use the Internet and other online services and data transmission options as a medium for business transactions. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven and profitable services and products. In addition, the Internet may not be accepted in the long-term as a medium for conducting business transactions for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Finally, privacy and security concerns raised by governmental bodies and consumer groups regarding consumer and business use of the Internet and governmental regulation that seeks to address these concerns, could impede the expected growth of e-commerce and other business uses of the Internet.

3.3.3    Other Risks

The price of our shares and ADSs is highly volatile and could decline significantly

        The price of our shares and ADSs has been highly volatile since our listing on the Nouveau Marché of Euronext Paris and Nasdaq on July 7, 2000. For example, between our initial public offering and the date of this report, the price of our shares on the Nouveau Marché has fluctuated between € 1.15 (lowest reported price of our shares) on July 11, 2002 and € 57.00 (highest reported price of our shares) on October 24, 2000. On November 29, 2002, the price of our shares on the Nouveau Marché was € 2.00. See "Item 9. The Offer and Listing Price History of the Stock" for historical pricing data on our shares and ADSs. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology and computer software companies. As a result, shareholders may experience a material decline in the market price of our shares, regardless of our operating performance. Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

  •
  the difference between results announced by us and forecasts (published or not published) by analysts;

  •
  the announcement of the results of competitors;

  •
  important contracts, mergers, acquisitions, strategic partnerships or participations involving our competitors or us;

  •
  a modification in analyst forecasts or their investment recommendations regarding InfoVista;

  •
  the announcement of SLM or other technological innovations; and

  •
  fluctuations in our operating results.

        In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive and diverts management's attention and resources.

        In order to stabilize our share price and pursuant to French regulation, we have recently implemented a series of successive share buy-back programs, the most recent of which was approved at the December 5, 2002 general shareholders meeting. See "Item 10.10. Purchase of Our Own Shares".

We are controlled by a small group of our existing shareholders, who may make decisions with which other shareholders disagree

        On November 19, 2002, our directors, executive officers and affiliates beneficially owned approximately 4.79% of our shares. Accordingly, they have a significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions, and also the power to prevent or cause a change in control. They may also have the power to control the election of members of our board of directors. The interests of these shareholders may differ from other shareholders' interests. In addition, this concentration of ownership may delay, prevent or deter a change in control and could deprive a shareholder of an opportunity to receive a premium for the shares or ADSs.

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

        Our ADSs trade in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. Securities markets. Any dividend we might pay in the future would be denominated in euros. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

The effects of fluctuations in international currency exchange rates could have a material adverse impact on the results of our operations and the financial condition of our customers, our subsidiaries and ourselves

        A portion of our assets, earnings and cash flows are denominated in currencies other than the euro, principally the U.S. dollar, the Singapore dollar and the British pound. Fluctuations in the relative value of these currencies to one another could have a material adverse effect on our results of operations and financial condition. To date, we have not engaged in currency hedging as we do not believe such activity would provide long-term benefits. Appreciation of the euro against the U.S. dollar could reduce our competitiveness against our competitors whose expenses are principally denominated in U.S. dollars.

Certain shareholders may not be able to exercise preemptive rights for shares underlying your ADSs

        Under French law, shareholders have preemptive rights ("droits préférentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Nouveau Marché. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

        Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

  •
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

  •
  In order to vote at shareholders' general meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

  •
  ADS holders may not receive copies of all reports from the depositary or us. They may have to go to the depositary's offices to inspect any reports issued.

  •
  We and the depositary may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.

ITEM 4.    INFORMATION ON THE COMPANY

4.1    General Information Concerning the Company

4.1.1    Name and registered office

InfoVista SA
6, rue de la Terre de Feu
91940 Les Ulis
France
Telephone: + 33 (1) 64 86 79 00

        Agent for service in the United States in connection with the initial and secondary offerings is:

InfoVista Corp.,
28th floor
521, Fifth Avenue,
New York, NY10175
United States of America
Telephone: + 1(212) 972 5305

4.1.2    Legal form and applicable law

        InfoVista SA is a French société anonyme with a Conseil d'administration. We are subject to the provisions of Book II of the French Code de commerce and the Act no 67-236 of March 23, 1967 which relates to trading companies.

4.1.3    Date of incorporation and expiry

        InfoVista was incorporated on October 14, 1985 in the form of a French société à responsabilité limitée under the name Méthodes Futures pour l'Informatique M.F.I., and were registered on December 3, 1985 for a duration of 99 years. We were transformed into a société anonyme on December 1, 1992. We changed our name to InfoVista SA on April 5, 1996.

4.1.4    Activity

        Our activities, in France as well as internationally, are the following:

  •
  the research, study, design, development and production of software,

  •
  sale, distribution, maintenance, training, and consulting, regarding all equipment, software or services as concerns computing, automatic or automation processes, industrial automation, bureaucratic, or telecommunication structures for companies or institutions, public or private, whatever their area of business,

  •
  generally, all industrial, commercial, stock, property, and financial operations that may have a direct or indirect effect on the defined purposes or contribute to their development.

        Our activities are also found in Article 2 of our statuts.

4.1.5    Registry of Commerce and Companies

        InfoVista is registered with the Register of Commerce & Companies of Evry under number 334 088 275. Our APE code is 722 Z, being the activity of development of software.

4.1.6    Consultation of legal documents

        InfoVista's statuts, minutes of shareholders meetings and other publicly available documents can be consulted at our registered office.

4.1.7    Fiscal year

        Our fiscal year runs from July 1 to June 30.

4.1.8    Mergers & consolidations

        Since June 30, 2001, there have been no material reclassifications, mergers or consolidations of us or any of our subsidiaries, any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered, or name changes. Since our creation, the only acquisition of a business activity has been the acquisition of TISS, achieved on December 2, 2000. This entity has been fully merged with InfoVista GmbH with effect from January 1, 2002. There have been no bankruptcy, receivership or similar proceedings with respect to us or our subsidiaries.

        Since June 30, 1999, our principal investment or capital expenditures have consisted of the € 6 million purchase of a marketable security, KLEBER 2006, the € 3.2 million acquisition of TISS, the € 1.8 million purchase of licensed technology in connection with an agreement entered into with eXcelon Corporation as well as expenditures relating to office and computer equipment. There are no additional major capital expenditures and divestitures currently in progress.

        There has been no indication of any public takeover offer by any third party in respect of our shares, or by us in respect of other companies' shares, which have occurred during the last and current financial years.

4.2    General Information Concerning the Share Capital of the Company

4.2.1    Subsidiaries as of June 30, 2002

        InfoVista SA, parent company, is the primary office for our operations where all senior executives are located and the majority of research and development activities are performed. All the subsidiaries, as the parent company, address the local markets for sale and support of our software and services. Worldwide marketing activities are primarily managed from the United States subsidiary with some local presence in other various entities.

4.2.2    Share capital as of November 29, 2002

        Number of ordinary shares issued: 19,882,810, all of which are fully paid up.

        Nominal value of each ordinary share: € 0.54.

        Issued Share Capital: € 10,736,717.40.

4.3    Business Overview

        We are a leading global provider of software solutions that help service providers and large enterprises achieve better returns from their complex IT infrastructures. Our products target the Performance Management segment of the Network Service Management (NSM) market. Our software monitors, analyzes and reports on the performance, availability and quality-of-service of IT infrastructures, including networks, servers and applications. We market our solutions primarily to communications service providers, as well as to other large IT-intensive organizations such as financial services companies. Our software's easy-to-use interface enables IT managers and non-technical users alike to proactively manage their IT resources, analyze network resource activity and trends, anticipate future demands and prepare customized quality-of-service reports.

        Our clients use our solutions to:

  •
  monitor and measure the service levels they are providing to their external customers. For example, LambdaNet uses our solutions to provide personalized reports to their telecommunications, service provider and large enterprise customers and to adapt these reports to their changing needs. As a core component of LambdaNet's European wide optical transmission network, the InfoVista solution has been implemented to monitor and report on services delivered, to provide its customers with web-based performance reports and to provide internal reporting to LambdaNet's NOC and network planning teams.

  •
  monitor and measure the service levels they are receiving from their external suppliers, such as telecommunications companies, ISPs and ASPs. For example, Banques Populaires uses our solutions to monitor data transmission services received from its telecommunications company.

  •
  monitor and proactively manage their own internal IT networks. For example, the Royal Canadian Mounted Police uses our solutions to respond to three basic needs: real-time monitoring of efficient systems operations, traffic analysis and capacity planning. The InfoVista system was deployed on sites across Canada for data collection and report generation, for systems and applications monitoring, and for monitoring of Cisco router on-board agents for network statistics. Our open architecture gave the Royal Canadian Mounted Police the ability to integrate our solution with their existing applications.

        Our telecommunications clients include AAPT (part of Telecom New Zealand Group), Bell South International, British Telecom, Cable & Wireless, Chung Hwa Telecom, Cingular Wireless, ComTel, Deutsche Telekom, France Télécom, Infonet, LambdaNet, Marconi, Nippon Telegraph and Telephone, SingTel, Telefonica, Tiscali, the Sita/Equant Group, T-COM/T-Data (a subsidiary of Deutsche Telekom) and Worldport Communications. Our service provider clients include BroadRiver, Highway One, Telewest, and Wanadoo. Large enterprise clients include AXA, Banques Populaires, Banque de France, BASF, Deloitte & Touche, Fininfo, First Union Wachovia Bank, Graybar, Hoffmann-La-Roche, Motorola, Nestlé, Pfizer, Royal Bank of Scotland and Shell. As of June 30, 2002, we had 530 clients holding in aggregate 8,495 licenses for our products, including 1,703 licenses for the InfoVista Workshop and InfoVista Runtime Server.

        We sell our products through a direct sales force and a number of indirect sales channels. Channels relationships include:

  •
  Systems integrators who sell InfoVista software as a business partner and deliver high value-added integration (installation, customization) of InfoVista solutions. Systems integrators may also provide first level support with a dedicated support infrastructure if it meets specific criteria.

  •
  Technology consultants who recommend InfoVista software solutions in an independent consulting capacity and provide a wide range of services. These services may include consulting, project management, integration and implementation. Technology consultants assist the client with the selection of InfoVista and coordinate with the direct sales force of InfoVista. Technology consultants commit significant time and resources to deliver cost-effective solutions around InfoVista products.

  •
  Value-added resellers (VARs) who develop and market solutions using InfoVista technology.

  •
  OEM partners who embed InfoVista technology and software into their products. OEM partners privately license InfoVista as part of their overall product suites, ensuring that their customers can manage even the most complex network operations and contracts between service providers and service consumers known as Service Level Agreements ("SLAs"). InfoVista works closely with its OEM partners to tailor InfoVista solutions to seamlessly integrate with each vendor's equipment and software portfolios.

        We have also partnered with other technology vendors to jointly develop and market Performance Management solutions. Representative technology partners include Cisco, Orchestream, Juniper Networks, Ipanema and ILOG Software.

        In March 2002, InfoVista launched a new worldwide channel partner program. The new program, VistaPartner Net, is structured to help selected channel partners deliver innovative customer solutions that promote InfoVista's software.

        VistaPartner Net is a scalable program that helps InfoVista achieve significantly greater distribution velocity with the leading systems integrators and value-added resellers in North America, Europe, and the Asia-Pacific region. VistaPartner Net has more than 35 solution partners in almost 25 countries already participating in the program.

        VistaPartner Net provides benefits to both our Partners and InfoVista focused on expanding opportunities for increasing revenues, realizing quicker profitability, making it easier to do business, enhancing the value we bring to our customers and contributing to higher customer satisfaction.

        Program benefits delivered under the InfoVista Partner Program include:

  •
  Marketing and Sales Support: software, product information, campaign support and other marketing and sales tools and support.

  •
  Education: Sales and technical education. Technical certification at multiple levels.

  •
  Professional Services: Services Packs for solution implementation, core team, mentoring.

  •
  Technical Support.

4.4    Industry Background

        Increasing worldwide deregulation of the telecommunications sector has created the opportunity for new competitors to provide data and voice services that were historically offered by a single incumbent provider in each country or region. This increase in competition has forced service providers to differentiate their services on the basis of pricing, range of service, quality and reliability. Enhanced and affordable transmission services continue to accelerate the proliferation of networks, increased outsourcing of IT services and the emergence of a range of service providers. For example, ASPs host certain business applications on their own IT infrastructure and offer usage time to their customers via the Internet.

        These developments have created an increasing need to measure, anticipate and manage the quality and performance of IT infrastructure in the end-to-end execution of business functions and transactions. Consequently, businesses are demanding tangible evidence of IT service performance, as demonstrated by the emergence of formal SLAs. These contracts include performance objectives, using metrics such as network availability, bandwidth usage, application response times and mean time to repair or restore. SLM software is then used to monitor these metrics both for end-to-end service and IT infrastructure, including its hardware components and applications, as well as Wide Area Networks ("WAN") and Local Area Networks ("LAN") resources.

        SLM software can be categorized into three areas of application:

  •
  performance reporting, which can be both historical reporting for trend analysis and continuous, real-time performance reporting and monitoring for interactive resource management. For example, performance reporting is used both to help service provider companies manage the IT services they provide to their customers and also to help enterprises manage their own IT services.

  •
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

  •
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

Measuring costs, measuring benefits

        As business drivers become increasingly intertwined with the IT infrastructure technology needs of large enterprises and service providers, cost issues have gained precedence. Corporate decision makers are taking a closer look at the bottom line when evaluating IT infrastructure options. With the onset of a global economic downturn and the consequent slow down in corporate spending, the focus on performance and Return On Investment (ROI) has never been greater. The InfoVista solution is directed at helping enterprises and service providers to address this issue.

        While the information technology and network management teams have a tremendous volume of data available to justify the technical and functional value of their assets, there has traditionally been an under-emphasis on accounting for the cost-effectiveness and business benefits of indispensable technology solutions. The booming "new economy" helped to foster the urgency of gaining market share over generating or verifying profits as businesses worldwide spent an estimated $ 2.2 trillion on IT in 2000 (source: Meta Group: Information Week Aug. 6, 2001). However, in the current unstable economic climate, IT investment projects have become subject to much more rigorous cost-benefit analyses than was previously the case.

        In addition, the role of IT in the corporation has been steadily moving to the forefront. The optimized role of IT brings expectations of increased levels of accountability. The scope and architecture of traditional IT was originally tactical and targeted at basic functional needs. Now IT has transitioned into a fully strategic role as it is integrated into the highest levels of corporate governance and business planning. The current focus on ROI can be seen as the inevitable consequence of the changed economic conditions and the new place held by IT infrastructure in the management of a corporation.

The InfoVista Value Proposition

        Many global businesses have already made significant investments in technology and online infrastructure in recent years. Further purchases that help to optimize their IT assets must therefore demonstrate a significant ROI in terms of impact on revenue, business processes, transactions and associated cost reductions.

        Our solutions for Performance Management and Service Level Management create substantial returns on the InfoVista purchase investment. Clients will generally realize immediate savings on IT infrastructure care, maintenance and growth.

        Fundamental savings are found in the main stream of Performance Management ROI. These include the clear benefits of managing network, system and application uptime by troubleshooting problems before help desk calls are made and by reducing the time to correct problems. Down time, and the effort required to correct, equates to costs. This affects all of our clients to varying degrees.

        Effective management of service levels is also a cost saving. The verification of service levels can ensure best use of services purchased or can ensure the best delivery of services—depending upon which side of the IT services our client finds itself. This assurance can prevent lost revenue caused by failure to meet service level commitments.

        Finally, we help system architects to visualize the growth of their networks and systems. With a clear understanding of the current and future capacity of their systems, degraded performance due to overloaded components will be managed more effectively. Moreover, appropriate new equipment and system upgrades can be applied to their systems using information from us, preventing unnecessary expenditures on unneeded equipment and software.

4.5    The InfoVista Solution

        Through flexibility, scalability and openness, our products provide a comprehensive solution. InfoVista reports provide service level views of the performance of connections and components throughout the entire infrastructure, enabling IT Managers to detect, isolate and resolve service level problems. Our solutions also provide operational reports detailing performance thresholds. Our products can also be easily integrated with other management systems to leverage existing tools and processes, in order to resolve service level issues. In addition, the flexibility, scalability and openness of our products provide an efficient environment to provide reports that give strategic visibility and a competitive advantage.

        Our products are designed to provide the necessary reporting and monitoring capabilities to bridge the gap across the three SLM domains, Event Management, Performance Management and Policy Management, and we believe have the following key advantages over most of our competitors:

  •
  Real-time and historical reporting. Our reports can be run continuously to identify and report on IT infrastructure performance and events on a real-time basis and also perform historical reporting to identify long-term trends. Most of our competitors' products either provide real-time reporting or historical reporting, but not a seamless integration of both. Our real-time reporting feature can trigger alarms based on any user-defined IT metric, which then can be sent to event management software enabling the client to identify a potential problem before an actual breakdown occurs. Clients can launch our reports from their event management software to obtain contextual information to reduce troubleshooting time and allow continuous monitoring through to resolution of the event. Following an event, a client can use our reports to set new policies. Our historical reporting capabilities also facilitate capacity planning and trend analysis and provide input to permit managers to set and enforce IT policy.

  •
  Report flexibility. The infrastructure deployed must be able to expand as service offerings evolve. It must be possible to customize and modify processes to accommodate new monitoring elements, new types of alarms, etc. It is also critical that the architecture be flexible so it can be changed quickly to provide a competitive advantage when introducing new services. Our software allows our clients to design their own reports, creating individualized appearance, layout and metrics. This flexibility is particularly important for telecommunications companies and ISPs enabling them to fashion personalized reports for delivery to their customers, thus differentiating their service value from that offered by competitors. Our clients can also output data through a variety of formats, including hypertext markup language ("HTML"), for viewing via a Web browser, pdf, gif and png.

  •
  Adaptability and product customization. Our software can be quickly tailored on-site for each client's infrastructure including most standard or proprietary IT elements. In this way, our products give our clients much broader performance reporting capabilities, going beyond the traditional set of standard supported elements. Since our clients' IT infrastructures continue to evolve rapidly, our products' ability to be customized on an on-going basis is a key competitive advantage. Our products can also address standard and company-specific protocols, such as SNMP and Cisco NetFlow, respectively. In addition, our products can collect provisioning and performance data from log files, enterprise management platforms, Network Management Systems, databases, third-party systems and application management agents.

  •
  Scalability. Scalability is a critical requirement. It is vital that the architecture be able to expand rapidly to handle growth in current and future service offerings. It is important to think of scalability not only in terms of the nodes being managed on a per-support resource basis, but of all systems comprising the architecture. This includes trouble ticket, change management, asset management and other such support systems. It is critical that the interfaces built between these systems take into consideration future growth expectations. In addition, scalability must take into account the processes being used to operate the business and ensure that as demand grows, these processes scale as effortlessly and efficiently as possible. The InfoVista solution is designed from the ground up to be highly scalable in large environments. InfoVista servers are designed to monitor a large number of IT resources at high-frequency acquisition rates while providing real time reporting and real time service level violation notifications.

  •
  Distributed architecture Our fully distributed architecture allows our products to collect and analyze data using multiple InfoVista servers at a local level and to transmit processed data at a user-defined rate to a global data repository. Because our products pre-process the data, and the frequency of data transmission can be controlled, the user can avoid congestion in the central data repository and on the network. Our distributed architecture enables our products to be deployed incrementally over time as our clients' IT systems expand and to operate on the largest and most complex networks worldwide, making our solution an ideal product for large clients such as telecommunications carriers.

  •
  Software integration. Our products easily integrate into most clients' existing software environments as nearly all features of our software can be controlled via Application Programming Interfaces ("APIs") or command-line language. This feature allows our clients to integrate our products with other OSS solutions such as inventory, provisioning, accounting, customer care and supply chain management systems. For example, our clients have integrated our products with other SLM solutions, such as Micromuse's NetCool and HP OpenView as well as with network and systems management platforms, such as IBM Tivoli and Cisco VPN Solution Center.

  •
  Object modeling. Through our patented technology, our software processes the data it receives from various sources, performs real time data calculations and stores the analyzed data in an object-oriented database. By using object-oriented techniques, the formulas and calculated data values are treated as reusable objects. Where multiple reports rely on the same data, redundant processing is avoided resulting in the fast delivery of real time analyzed data.

4.6    Strategy

        We aim to become the leading worldwide SLM performance reporting software provider by offering performance reporting solutions that can be easily integrated with other SLM software and that is viewed as the performance management standard in the service provider market. Key elements of our strategy include:

  •
  Increase our market share among large service providers. We have traditionally focused on telecommunications carriers and Internet service providers. We intend to expand our market share among the major service providers by restructuring our approach to account management.

  •
  Position our company as a market leader in several key verticals and defined market niches. We intend to expand our market share in select industries where there are large, complex and fast growing IT infrastructures. We intend to leverage the expertise we have developed with service provider clients to further develop our market share in other IT-intensive industries that have performance management requirements similar to Service Providers.

  •
  Develop additional strategic alliances. We will continue to leverage our products' strong integration potential and flexibility to form further strategic relationships with companies offering complementary products and services. These alliances include partnerships with professional services firms such as Accenture, Cap Gemini Ernst and Young, Danet, Greenwich Technology Partners, Predictive Systems and Siemens. These alliances also include technology relationships with leading vendors in the network and systems management market, such as Alcatel, Cisco, Ericsson, Juniper, Nortel and Riverstone.

  •
  Maintain and expand technological leadership. We believe we offer one of the most comprehensive, flexible and easy-to-use ranges of performance reporting SLM solutions available in the market today. We intend to maintain our technological leadership by continuing to devote substantial resources to product research and development. For example, we intend to report on the performance of wireless, virtual private network (VPN) and fixed line voice networks, develop more applications around our central data repository product, develop prepackaged integrations with best-of-breed support system components, and develop more of our prepackaged reports, particularly with partners. We also expect to evaluate the acquisition of additional businesses, products and technologies in order to accelerate the development of our leadership position and improve our time-to-market with new technologically advanced products.

  •
  Expand our global presence. We have established a strong sales and support presence in Europe, North America and the Asia-Pacific region, with offices in the United States, Europe (France, the United Kingdom, Germany, Spain, Italy, and the Benelux countries), Singapore, Japan and Australia. We also have an active presence through systems integrators and technology consultants in these countries and in other European countries (Austria, Switzerland, Hungary, the Czech Republic and Portugal) Canada and South America (Chile and Brazil). We will continue to pursue strategic marketing relationships and extend our global distribution capabilities through our network of channel partners.

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

4.8    Products

        Our products collect data from the IT infrastructure and generate reports on the performance and service achievements across all system elements. Our products allow users to determine whether IT performance meets the standards of an existing SLA or generally meets users' expectations or business needs in an efficient manner.

        Our base product is the InfoVista Runtime/Workshop. The core of the product is the InfoVista Runtime Server, a server based application that acts both as a data gathering engine and a central point for managing real time users' report requests. Multiple InfoVista Servers can be organized around VistaMart, our centralized global data repository. In addition to InfoVista Runtime/Workshop, our base products include VistaViews, our series of ready-to-use reports that are available in bundles or individually and our web access server VistaPortal Standard Edition, which allows all our real time reports to be viewed using a Web-browser. One license is required for all these products.

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

        InfoVista Workshop Server is targeted as a development platform and provides an environment for customizing and creating VistaViews and Report Templates. It requires its own license key that is linked to a MAC address. It needs a Workshop Client in order to access the report building environment.

        InfoVista Workshop Client is the report building interface installed on a workstation. It supplies an access right to the Workshop Server so that users can customize and create VistaView report templates within the Workshop Server environment. Workshop Client does not require a license key but end-users must purchase this access right for each user. Workshop Client replaces the Workshop Report Builder License.

        The key features of InfoVista Runtime/Workshop are:

  •
  Data translations and calculations. The InfoVista Server homogenizes the data it receives from heterogeneous sources, either directly or through a Vista Plug-In, by using a protocol adapter software that translates protocols to a common format and performs real-time data calculations.

  •
  Integrated database. The InfoVista Server is self-maintaining, monitoring data aging and storage according to the needs specified by clients in their requests, which lowers the costs to the user of operating the system.

  •
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

  •
  provide immediate information on exceptional situations which enables IT operations staff to quickly identify network or other IT disruptions and, with the assistance of event management tools that may be available to them, correct them, and

  •
  offer a synopsis of service levels and trends over a designated period.

        The table below presents a list of VistaView products currently available.

VistaView Listing (Qty 59)

Standard VistaViews
VistaView for Service Level Management
VistaView for Network Inventory
VistaView for Network Basics
VistaView for Network Latency

VistaView for Lan Segment
VistaView for InfoVista Tuning

VistaViews for Network Infrastructure
VistaView for Routers—Cisco
VistaView for Routers—3Com
VistaView for Routers—Nortel
VistaView for Routers—Juniper
VistaView for ATM Routers—Cisco
VistaView for CMTS—Cisco
VistaView for CMTS—Motorola
VistaView for CMTS—COM21
VistaView for LAN Switches—Cisco
VistaView for LAN Switches—3Com
VistaView for LAN Switches—Nortel
VistaView for LAN Switches—Standard
VistaView for ATM Switches—Cisco
VistaView for ATM Switches—3Com
VistaView for ATM Switches—Fore
VistaView for DSLAM—Cisco
VistaView for DSLAM—Lucent
VistaView for DSLAM—Paradyne
VistaView for Network Access Servers—Lucent
VistaView for Network Access Servers—3COM
VistaView for Network Access Servers—Cisco
VistaView for Network Access Servers—Nortel
VistaView for Network Latency—Nortel

VistaViews for Server Infrastructure
VistaView for Servers—Patrol
VistaView for Servers—Compaq
VistaView for Servers—WinNT4.0
VistaView for Servers—Host Resources
VistaView for Servers—System Resources

VistaViews for Wan Switches
VistaView for WAN Switches—Lucent
VistaView for WAN Switches—Passport
VistaView for WAN Switches—Alcatel
VistaView for WAN Switches—Stratacom
VistaView for Frame Relay
VistaView for Frame Relay—Nortel

VistaViews for Applications Servers
VistaView for Mail Servers—Exchange
VistaView for Web Servers—IIS
VistaView for Web Servers—Netscape
VistaView for Oracle
VistaView for Internet Applications—Patrol

VistaViews for Application End-to-End Performance
VistaView for Application SLA
VistaView for Traceroute Analysis

VistaView for Transaction Analysis
VistaView for Application Monitoring—Newtest
VistaView for Application Monitoring—ART (Application Response Time)
VistaView for Traffic Shaping—Packeteer
VistaView for Traffic Monitoring—RMON2

VistaViews for IP Networking Services
VistaView for IP VPN
VistaView for Service Assurance Agent—Cisco
VistaView for IPQOS CAR Mib—Cisco
VistaView for IPQOS CBQoS Mib—Cisco
VistaView for VoIP—Cisco
VistaView for MPLS—Juniper
VistaView for Netflow

        In addition to developing our own VistaViews, we have developed and will continue to develop VistaViews with Original Equipment Manufacturers ("OEMs") and other partners who bundle their products with InfoVista Engines. We intend to promote a community of independent developers for the creation of new VistaViews.

        VistaPortal Standard Edition is a full Java Servlet-based software that allows viewing of all our real-time and historical InfoVista reports using a Web-browser. It also allows export of all reports using the industry-standard format HTML, thus enabling any workstation equipped with an Internet browser to display the reports in a fully formatted and graphical manner.

        VistaMart is a global data repository that consolidates data from multiple InfoVista Servers, forming a scalable distributed system. It is specially adapted for clients who need to gather information from geographically dispersed sites. VistaMart provides the data for enterprise-wide centralized reports of networks, systems and applications. VistaMart can also integrate with a variety of third-party tools such as decision support or data mining tools that exploit VistaMart's data. Additionally, it can process and merge data from sources other than the InfoVista Server, such as call center management software, which can be used to create a single performance report.

        VistaPortal gives visibility into the VistaMart global SLM solution, enabling clients to design and display reports containing performance information from multiple InfoVista Servers. VistaPortal is a web-based interactive window to the IT infrastructure. Its secured XML-based architecture contains fully configurable components of Service Level Management oriented applications. It allows users to simultaneously view key service level metrics, real-time notifications and strategic information. From these global overview reports, clients can drill down to real-time reports provided by VistaPortal Standard Edition. In addition, VistaPortal's standards-based architecture and openness allows seamless integration with user's existing applications and can be easily embedded into other Web portals.

        VistaNext is a completely web based troubleshooting version of InfoVista Performance Management, SLM software. It is designed specifically for troubleshooting by letting clients quickly start high resolution, high polling rate, real-time reports. It has an intuitive interface that requires no knowledge of how InfoVista works. Combined with the inherent low maintenance aspects of the InfoVista Server, VistaNext is a self managed, no training required, troubleshooting tool.

        In just three easy steps, clients can start high-resolution performance reports against most anything in the IT environment. The client identifies a device to be monitored and VistaNext determines which reports are available from a customized VistaView library that has been created specifically for troubleshooting purposes. Of those choices, the client selects the polling interval and report life span. The reports are then immediately available on InfoVista's Web server, VistaPortal Standard Edition.

VistaNext manages the display of the reports in segregated areas so they can be shared with private audiences (customer organizations, IT management, etc.).

        Vista Plug-ins are intelligent agents that reside on local and remote servers and workstations. They gather traffic statistics and performance information on IT service levels not readily available using traditional SNMP. Performance data is gathered by polling the Vista Plug-in agents, instead of IT devices.

  •
  Vista Plug-in for NetFlow allows service providers to collect data from Cisco routers and to monitor the nature and quality of traffic flowing over various operators' networks. Data retrieved by the Plug-in can be viewed using the VistaView for Traffic Monitoring—NetFlow.

  •
  Vista Plug-in for Server Analysis includes the Host Resources MIB (RFC1514 MIB) & System Resources MIB, which defines a uniform set of objects, used to monitor system resources. Data retrieved by the Vista Plug-in can be displayed using the VistaView for Servers—Host Resources and VistaView for Servers—System Resources.

  •
  Vista Plug-in for Application Analysis measures the performance and availability of business applications. The Plug-in conducts both passive monitoring as well as executing active testing to measure application availability and response times from the end user perspective. The Vista Plug-in for Application Analysis also acts as a probe and is declared as such within InfoVista in order to retrieve traffic information based on protocol and address. Data gathered by the Plug-in can be viewed using the VistaView for Application SLAs, VistaView for Transaction Analysis, VistaView for Traceroute Analysis and the VistaView for Traffic Monitoring—RMON 2.

        VistaAPI is a software development kit that allows third party software vendors, systems integrators and technology consultants to have the same tools as InfoVista R&D engineers, giving them the ability to integrate InfoVista with other OSS software or in-house IT management applications.

        VistaAPI allows developers to build custom applications on multiple platforms including Sun Solaris and Microsoft Windows using industry-standard programming languages including C, Java and Perl. VistaAPI comes with annual technical support for developers, a full set of documentation as well as code samples that demonstrate InfoVista API features. Several InfoVista products have already been developed using this software development kit, including VistaNext, VistaBridge and VistaProvisioner.

        VistaBridge enables organizations to import data into our rich reporting environment. Using VistaBridge, data can be easily moved from virtually any source into InfoVista where it can be displayed visually, in the form of graphs, charts, or tables, along with service level metrics. This creates unified views for an understanding of the relationship between IT performance and business operations, thereby enhancing the strategic value of Service Level Management.

        VistaBridge provides the ability to import data from business applications, Element Management Systems, or any device, into either the InfoVista Engine or VistaMart. VistaBridge can import data from non-standard IT devices, legacy devices or devices that cannot be polled via SNMP, for whatever reason. Legacy data can also be imported to get the perspective of past performance history.

        VistaLinks are a suite of pre-built integrations with leading vendors in the major categories of the Operational Support System ("OSS") market—service activation; fault management; inventory management; and billing and mediation. VistaLinks leverage InfoVista's open, documented and supported API to create substantial customer value. VistaLinks provide customers the benefits of best-of-breed, off-the-shelf software without the typical costs and risks of complex software integration.

  •
  VistaLink for Cisco VPN Solution Center automatically configures the InfoVista server to generate VPN performance reports over the web during service activation and provisioning. This supplies Service Providers instant and complete visibility into the performance of the VPN services they deliver. VistaLink for VPNSC enables real time and historical performance reports that Service Providers and their customers can use to measure VPN performance.

  •
  VistaLink for Orchestream Service Activator integrates Service Activator with the InfoVista API. Acting as a client of OIM (the Orchestream OSS Integration Manager), VistaLink for Service Activator manages InfoVista and exports relevant topology details, ready for report generation. Service provisioning and assurance are seamlessly combined, allowing the service provider to implement services quickly and efficiently and prove that the delivered services are consistent with the customer's SLAs.

        VistaProvisioner manages the InfoVista Performance Management reporting solution. VistaProvisioner enables service providers and large enterprises to leverage existing network and customer topology information and achieve accurate, proactive Performance and Availability Management reporting solutions within ever-changing, complex environments. VistaProvisioner is an innovative change management solution that brings scalable provisioning to InfoVista's powerful reporting environment.

4.9    Products in Development

        We are enhancing our recently released VistaPortal product with a new module designed to enable users to easily navigate through service level and performance exceptions generated by InfoVista. This product uses easy to use graphical navigation that groups exceptions by technology, geography, customer, or any other logical grouping required. Navigation also includes the ability to summarize the status at a high level, then drill down for more detailed information.

        We are expanding our family of VistaLink products with the addition of VistaLink for Cisco Wan Manager. This product enables customers that own Cisco Wan Manager ("CWM") to extract inventory and topology information from CWM and utilize this information to automatically populate InfoVista with the information.

        We continue to work on integrating our software with other software or standard products in the market. We cannot guarantee you that products under development will result in working or marketable products.

4.10    Services

        We provide services related to our software products, including consulting, support and maintenance services. We invoice for our services separately from our licensing fees. We believe that a high level of professional service and client support is critical to the successful marketing and sale of our software and solutions. As of June 30, 2002, we had 45 employees in our services group of which 31%, 47%, and 22% were part of Consulting, Solution Support, and Training & Certification, respectively. We plan to moderately increase the number of our service teams in line with the expansion of our business and to reinforce education of clients, partners, resellers and other third parties on how to provide similar services.

        The following is a list of the services we offer:

        Consulting.    We have dedicated teams of expert engineers who offer consulting services for specified project management, helping our clients from the design phase through to customization, installation and deployment of their InfoVista solutions.

        Solution Support.    Our range of Solution Support contracts includes the standard offering of 8*5, Mission Critical Program (MCP) 24*7 and Auditing on Site Program ("AOP"). AOP comprises regular and scheduled on-site visits for the performance and reporting of an audit of the configuration of the client production site. We also offer Developer Support to our Partners/Clients who wish to develop their own VistaViews for internal or external purposes as well as support for the InfoVista configuration tool—VistaProvisioner. All Support packages are extensions to the standard 8*5 Solution Support contract.

        Training & Certification.    We offer regular training classes in Europe (Paris, London, and Munich), the United States (Baltimore) and the Asia-Pacific region (Singapore), as well as on-site training. Candidates who complete the training classes and pass the necessary exams can obtain credentials such as InfoVista Certified Professional, InfoVista Certified Consultant and InfoVista Certified Trainer.

        Education is a key component in optimizing an investment in InfoVista solutions. Our training is designed to provide comprehensive technical training for network engineers, integrators, architects and administrators. Each course provides a thorough explanation and practical hands-on approach so that the student has the ability to optimize the flexible and open features of the product. Instructor-led courses are delivered within a lecture/laboratory environment allowing students to apply concepts presented during the lecture to a classroom network, reinforce the subject matter and promote a familiarity with InfoVista's Service Level Management solutions. We are highly committed to training excellence and customer success.

        Solution Support Partners.    To provide our clients with an increased level of service, the Solution Support Partners program is designed to assist Partners in achieving service and support goals. It offers our clients the security and competitive advantage of a fully supported InfoVista solution.

        We continue to identify Solution Support Partners to whom we aim to train to a high standard and use them to enable us to deliver the entire range of services worldwide. We require that all our partners have dedicated personnel who fully understand our products and employ at least two engineers that have been trained and certified by InfoVista. We require that they follow documented internal procedures including clear communication channels, so that they will have the necessary support to assist InfoVista end users. We will perform on-going audits of these partners to ensure a continuous high level of quality support.

        Our Services group is continually seeking ways to upgrade and enrich our service offerings. We have introduced Partner Workshops dedicated to Support, Professional Services and Education. We are constantly looking for ways to improve the services offered to our clients by using surveys, seminars and strategic forums.

4.11    Geographical Breakdown of Revenues

        The following chart shows revenues invoiced from the Asia-Pacific region, the United States and Europe broken down between license and service revenues for the periods indicated.

	Year ended June 30,
	2002	2001	2000
	(In thousands €)
Europe	16,994	14,380	5,868
Of which
License revenues	10,797	9,975	4,267
Services revenues	6,197	4,405	1,601
Asia-Pacific	2,204	1,198	—
Of which
License revenues	1,410	931	—
Services revenues	794	267	—
United States	9,998	12,081	4,473
Of which
License revenues	6,087	8,641	3,424
Services revenues	3,911	3,440	1,049

Total	29,196	27,659	10,341

        The following chart shows revenues invoiced from the Asia-Pacific region, the United States and Europe broken down by country.

	Year ended June 30,
	2002	2001	2000
	(In thousands €)
Europe	16,994	14,380	5,868
Of which(1)
France	6,003	5,232	3,782
Germany	3,843	4,360	964
United Kingdom	4,913	4,788	1,122
Belgium	1,264	—	—
Spain	971	—	—
Asia-Pacific	2,204	1,198	—
United States	9,998	12,081	4,473

Total	29,196	27,659	10,341

(1)
We did not recognize revenues invoiced from Belgium or Spain for the fiscal years ended June 30, 2001 and 2000.

4.12    End-users

        We have a diverse set of end-users in a variety of business sectors, including telecommunications, Internet services, financial services, IT services, outsourcing and consulting. To date, we have targeted organizations in our key markets of telecommunications, service providers and Internet companies, including online merchants, ASPs, Web-hosting companies and other multinational companies. However, a significant portion of our revenues is, and is expected to continue to be, attributable to sales of products to telecommunications carriers. For the years ended June 30, 2002, 2001 and 2000, our five largest end-users accounted for approximately 26.3%, 26.3% and 24.7%, respectively, of our total revenues and our ten largest end-users accounted for approximately 38.1%, 34.9% and 35.2%, respectively, of our total revenues. We anticipate that our operating results for any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of clients. We expect that the composition of that small group of end-users will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large end-users on an ongoing basis.

        The table below shows the revenues composition from our three largest end-users for the periods indicated.

Year ended June 30,
2002	2001	2000
Cable & Wireless 6.45%	T-COM//T-Data 10.8%	France Telecom and the Sita/Equant Group(3) 11.4%
T-Data 5.80%	Client "B"(2) 5.3%	UUNet 4.8%
Client "A"(1) 5.80%	Infonet 3.9%	Wachovia 3.0%

(1)
For reasons of confidentiality, we cannot name our third largest client, which is therefore identified as Client "A".
(2)
For reasons of confidentiality, we cannot name our second largest client, which is therefore identified as Client "B".
(3)
On June 29, 2001, two of our largest clients, France Telecom and the Sita/Equant Group, announced the completion of the merger of Equant with Global One, a wholly owned subsidiary of France Telecom.

        Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results.

        As of June 30, 2002, we had 530 end-users in countries including France, the United States, Canada, the United Kingdom, Germany, Austria, Belgium, Luxembourg, Switzerland, Italy, Spain, the Netherlands, Sweden, Brazil, Mexico, Chile, Singapore, Japan and New Zealand, holding in aggregate 8,495 licenses, including 1,703 licenses for the InfoVista Workshop and InfoVista Runtime Server. The table below shows a representative list of companies that use our products.

Telecommunications Companies and ISPs	Financial Institutions	Outsourcers and Consulting Firms	Other Enterprises
AAPT
Bouygues Telecom
British Telecom
Broadwing
Cable and Wireless
Cingular Wireless
Chung Hwa Telecom
Concert
France Telecom
Infonet
Interoute
H3G
Marconi
Nextel Communications
Nippon Telegraph and Telephone
SingTel
T-COM (T-Data Deutsche Telekom)
Telefonica
Videotron
Verizon	ABN Amro AXA Banque de France BNP Paribas Crédit Agricole-Indosuez First Union Bank Royal Bank of Scotland Schlumberger	Callahan Cap Gemini Telecom T/Systems ITS Deloitte & Touche Hitachi Information Systems Info AG/Satisfactory Siemens Business Services Spherion	AGIS Acasia BASF British Airways Chevron Exxon F.B.I Hoffmann-La Roche Nestlé Royal Canadian Mounted Police Shell Thomson-CSF

4.13    Sales and Marketing

        As of June 30, 2002, we had a total of 87 sales and marketing employees (approximately 84% in sales and 16% in marketing) of whom 24 were located in France, 34 in regional offices in the United States, 19 in our other offices in Europe and 10 in the Asia-Pacific region.

Sales

        We use a two-tiered sales strategy consisting of both a direct sales force and indirect sales channels.

        Direct sales.    Our direct sales force is comprised of full-time sales professionals and applications engineers who primarily target the telecommunications industry and provide support to our indirect sales channels.

        Indirect sales.    We have contractual relationships with many types of market participants that range from authorized reselling agreements to product OEM contracts. We offer our resellers complete marketing programs, and sales and technical training and support to help them market their complete technology solutions. In return, we gain entry into accounts with which these partners already have established business relationships. Many of these agreements permit the reseller or integrator to purchase our software at discounts from our list prices.

        For a discussion of the categories of our indirect sales channels, see "Item 4.3. Business Overview".

Marketing

        Our worldwide marketing functions include strategic marketing, product marketing, channels marketing, marketing communications, event marketing, field marketing, web marketing, analyst and media relations. As of June 30, 2002, we had marketing personnel stationed in France, the United States, the United Kingdom and the Asia-Pacific region.

4.14    Strategic Relationships

        We have developed strategic joint product development and marketing relationships. Our joint marketing relationships include agreements to develop compatible products, cross-train and implement joint marketing campaigns.

        In December 1999, we signed a worldwide agreement with Cap Gemini Ernst & Young. This group focuses entirely on the telecommunications Business, with specific focus on Mediation, Quality of Service ("QoS"), Billing, Outsourcing and ASP Market and IT QoS.

        We have been a member of the Cisco Ecosystem partnership, in Europe as well as in the United States, since March 2000. This partnership is comprised of certain companies certified by Cisco after a thorough evaluation as having products which complement Cisco's products. Such partnership envisions a close cooperation in product development, sales and marketing.

        In September 2000, we signed an agreement with Alcatel for the worldwide distribution by Alcatel of our product line through the use of its direct sales force and indirect sales channels.

        In July 2001, we announced our participation as an initial member of the Juniper Network's new IP OSS Alliance (IOA), with the availability of the VistaView Performance Reporting Module. This will soon be followed by other integration pieces.

        In September 2001, we announced a project with Orchestream to develop an integrated software solution for the activation and measurement of IP services.

4.15    Competition

        The Performance Management market is extremely fragmented and made up of a number of point solutions. It is fairly common to find several products used in conjunction at a client site, each covering a particular area of technology. What makes this market dynamic is that all products in the space address the problem of SLM, either to report the service levels or to sustain them. As such, all products in this space target the same organization within IT (usually operations) and draw on the same budget. Our software is designed for use in the performance management sector of the NSM market. Competition in this market overall is intense and is characterized by rapid technological change, evolving industry standards, frequent product introductions and increasing customer requirements. Our existing and potential clients typically have a preset IT budget for which we must compete with our competitors. We expect competition to continue to be intense in the future.

        We compete principally on the basis of:

  •
  breadth of functionality;

  •
  flexibility;

  •
  scalability;

  •
  product performance;

  •
  ease of deployment and use; and

  •
  price.

        Our primary source of competition comes from suppliers of comparable products, including Concord Communications eHealth suite, Hewlett Packard OpenView, Performance Insight (formerly Trinagy's Trend), Lucent Technologies Navis iOperations Software, VitalSuite, Net IQ, Quallaby Corporation and several smaller software vendors. Other sources of actual or potential competition include:

  •
  suppliers of network and system management products, including Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Sun Microsystems, Aprisma and BMC;

  •
  SLM software providers active in adjacent segments, such as event management and policy management;

  •
  large software and hardware suppliers;

  •
  systems integrators who generally provide consulting services to develop client specific applications;

  •
  service suppliers who act as outsourcers of SLM services; and

  •
  our clients' internal technical organizations that produce proprietary software addressing their specific needs.

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

        Patents.    We presently have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the United States and in Europe, with two U.S. and two European patents issued which expire on January 29, 2018.

        Trademarks.    We have registered the trademark "InfoVista" in a number of countries, including in Europe (as a Community Trademark) and the United States. We also have a trademark registration for "VistaMart" in France. In addition, we have filed trademark applications in a number of countries, including the United States and the European Union for the product names "VistaView", "VistaMart," "VistaPortal," "VistaFinder", "VistaService", "VistaFoundation", "VistaNotifier", "VistaLink", "VistaBridge", "Vista Plug-in", "VistaNext", "VistaProvisioner" and for "InfoVista" accompanied by its logo and the phrase "Seeing IT." We have applications pending for protection for some of these trademarks in other jurisdictions. We plan to apply for trademark registrations for other product names containing the word "Vista" in the near future.

        We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. For example, we license our products to end-users under shrink-wrap license agreements. We seek to avoid disclosure of our intellectual property by restricting access to our source code and by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us. Our employees sign contracts with us agreeing not to compete for a certain period following their departure from our company subject to certain limitations. We have deposited our source codes with the Agence pour la Protection des Programmes, one of the main French organizations offering software escrow services.

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

        We use a variety of third party software in our products that we license for this purpose. This software will range from a specific application or codes developed by a software provider in conjunction with our development team to software which is made freely available via the Internet. In some cases the software forms a key role in our products; in other cases we can use alternative software without significantly impacting our performance or timetable. In the case of key software, we seek to protect our ability to use the software by negotiating appropriate licenses and escrow protection. However, we cannot guarantee that the third-party software licenses will continue to be available to us on commercially reasonable terms, if at all.

        Our success and ability to compete also depend upon our ability to operate without infringing upon the proprietary rights of others. In the event of any successful claim of infringement against us, however, and our failure or inability to license that technology on acceptable terms, our business and operating results could be significantly harmed.

4.17    Insurance

        We have maintained an appropriate level of insurance coverage with conditions that are in line with our industry standards. We have put into effect a worldwide insurance program that provides coverage for significant risks and activities.

        We maintain insurance against potential civil and product liability claims. We maintain insurance policies against the following risks; Directors and Officers liability; Civil liability including general liability. This insurance covers all countries where we have a legal presence. We have not obtained any insurance for net losses in any of the countries in which we have operations.

        We maintain a comprehensive portfolio of insurance policies covering our principal risks, including damage to physical property, legal liability for third party damage, product liability and professional errors and omissions liability as well as Directors and Officers liability.

        We regularly review the level of coverage in force with the risks that we may encounter.

        We believe that the level and geographical scope of our coverage is appropriate for the risks encountered, and is in line with the practices in the insurance market.

4.18    Communications

        We communicate with our investors and the public by means of our website at www.infovista.com and participation at trade shows and trade events. We also conduct regular press statements and meetings with the press and analysts and embark on frequent roadshows.

4.19    Personnel

        See "Item 6. Directors, Senior Management and Employees."

4.20    Research and Development

        Our product and technology development team is responsible for the design, development and release of our software. Within our product and technology development team is an advanced research group that focuses on emerging trends, architectural issues and product technology strategies. As of June 30, 2002 and 2001, our research and development organization consisted of 63 and 54 employees, respectively. We subcontract engineers for highly specialized discrete projects. Our research and development employees focus on developing our more complex and strategically important projects. Our total research and development expenses were € 7.2 million, € 4.6 million and € 2.0 million in 2002, 2001, and 2000, respectively. We expect our research and development expenses to increase as we hire additional personnel to develop new products and to enhance our existing software.

4.21    Facilities

        Our headquarters, located in Les Ulis, outside Paris, France, occupy approximately 3,500 square meters of office space under a lease, which expires on June 30, 2009, with an option to terminate the contract every three years. We also lease regional offices located in the United States in New York (New York), Columbia (Maryland), Herndon (Virginia) and Sunnyvale (California), as well as in Europe, London (United Kingdom), Madrid (Spain), Munich (Germany) and in Singapore for our operational center in the Asia-Pacific region. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed. During the fiscal year 2002 we vacated rented premises in Boulogne-Billancourt (France), and reduced the size of the area under rent in Columbia (Maryland) and Munich.

4.22    Legal Proceedings

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

        We are currently involved in ordinary routine litigation or arbitration incidental to our business; however, we do not believe that we are party to any pending litigation or arbitration which has had or could have a material, adverse effect on our financial condition, activity or results.

4.23    Seasonality

        Our business has experienced and may continue to experience significant seasonality as described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects."

4.24    Raw Materials

        Our business is not dependent upon any raw materials.

4.25    Material Effect of Government Regulations

        During the fiscal year 2002, there were no changes to governmental regulations in any jurisdiction in which we do business which had a material adverse effect on our operations or financial condition.

4.26    Organizational Structure

        See "Item 4.2.1. Subsidiaries and Investments as of June 30, 2002."

4.27    Industrial and Environmental Risks

        We do not store inflammable or dangerous material or products at any of our facilities, nor are we subject to any specific constraints with respect to any potential environmental risks.

        We are not aware of any industrial or environmental risk known or suspected to be associated with the development, manufacture, transport or use of our products and services. We are not aware of any industrial or environmental risks which affect or may affect the utilization of any of our facilities.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the discussion below in conjunction with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with U.S. GAAP.

5.1    Overview

        We are a global provider of software solutions that help service providers and enterprises achieve better returns from their complex IT infrastructures. Our software monitors, analyzes and reports on the performance and quality-of-service of IT infrastructure, including the Internet, networks, servers and applications. We generate revenues in the form of licensing fees on our products and in the form of service fees from our professional services, customer support and maintenance.

5.2    Recent Developments

5.2.1    Buyback of Minority Interest

        On July 19, 2002, we purchased 147,125 shares of Class B shares in InfoVista (Asia-Pacific) Pte Ltd, our majority owned subsidiary in Singapore. The shares were purchased from 3 employees of which 2 employees were terminated in July 2002. We purchased the shares for a total of SGD 3, which was paid in July 2002. A third party minority interest holder continues to hold 10,000 shares in InfoVista (Asia-Pacific) Pte Ltd, which represents a 2% ownership.

5.2.2    Restructuring

        During the first quarter of fiscal year ending 2003, we intend to complete a plan to reduce our workforce by approximately 11 employees as part of our ongoing measures to better align operating expenses with revenues. As a result of the reduction in headcount and the adoption of a plan to re-focus our commercial activities in the Central Eastern Europe region, we have already adopted an office rationalization plan to further reduce the size of our Munich office facilities. As a result of these restructuring plans, we intend to record a restructuring charge of up to € 1.0 million during the first quarter of fiscal year 2003.

5.2.3    Purchase of our own shares

        Pursuant to authorizations granted by our board of directors on December 18, 2000 and December 13, 2001, from July 1, 2002 to November 29, 2002, we repurchased 1,118,014 of our own shares for € 1.8 million, which have not been resold. As of November 29, 2002, we held a total of 1,124,767 of our own shares. The primary objectives of these repurchases are mainly to stabilize our share price on the market, to motivate our employees by re-allocating these stock options to them while complying with the relevant regulations.

5.2.4    Unaudited First Quarter Results

        Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2002 (unaudited)

Revenues

        Total revenues remained relatively flat with a 1.3% decrease to € 6.5 million for the three months ended September 30, 2002 from € 6.6 million for the three months ended September 30, 2001, due to the decrease in license revenues, partially offset by an increase in service revenues. Revenues invoiced from Europe accounted for approximately 47.8% of total revenues for the three months ended September 30, 2002, while North America and Asia's invoiced revenues were 41.0% and 11.2%, respectively.

        License revenues decreased 11.6% to € 3.6 million, or 54.8% of total revenues, for the three months ended September 30, 2002 from € 4.0 million, or 61.2% of total revenues, for the three months ended September 30, 2001. This decrease is primarily contributed to the deterioration of market and economic conditions in our Central Eastern Europe region, which has produced less license revenues. Our total number of end-users increased to 536. Our license revenue tends to decline in the first quarter of our fiscal year as some clients decrease their activities during the summer months, especially in Europe.

        Service revenues increased 15.0% to € 2.9 million, or 45.2% of total revenues, for the three months ended September 30, 2002 from € 2.6 million, or 38.8% of total revenues, for the three months ended September 30, 2001. Service revenues primarily increased as a result of providing maintenance services to a larger installed base.

Cost of Revenues

        Cost of revenues increased 5.2% to € 1.9 million for the three months ended September 30, 2002 from € 1.8 million for the three months ended September 30, 2001, due mainly to the increase in service revenues. Personnel expenses were the principal component of cost of revenues. Cost of revenues increased as a percentage of total revenues from 27.6% for the three months ended September 30, 2001 to 29.4% for the three months ended September 30, 2002 mainly as a result of the increase in license royalties related to certain royalty arrangements. Cost of license revenues increased as a percentage of license revenues from 5.5% for the three months ended September 30, 2001 to 9.5% for the three months ended September 30, 2002. Cost of service revenues decreased as a percentage of service revenues from 62.5% for the three months ended September 30, 2001 to 53.5% for the three months ended September 30, 2002.

Selling and Marketing Expenses

        Selling and marketing expenses increased 10.1% to € 4.3 million for the three months ended September 30, 2002, from € 3.9 million for the three months ended September 30, 2001, due to the increase in personnel costs and discretionary marketing programs. Selling and marketing expenses represented 58.9% of total revenues for the three months ended September 30, 2001, and 65.6% for the three months ended September 30, 2002. Headcount in selling and marketing decreased from 82 people as of September 30, 2001 to 77 people as of September 30, 2002.

Research and Development Expenses

        Research and development expenses increased 16.1% to € 1.8 million for the three months ended September 30, 2002, from € 1.5 million for the three months ended September 30, 2001, due to the € 0.2 million of purchased research and development along with increased headcount. This headcount increased from 51 people as of September 30, 2001 to 54 people as of September 30, 2002. Research and development expenses represented 23.3% of total revenues for the three months ended September 30, 2001 and 27.3% for the three months ended September 30, 2002.

General and Administrative Expenses

        General and administrative expenses decreased 20.9% to € 1.4 million for the three months ended September 30, 2002, from € 1.8 million for the three months ended September 30, 2001. This was due principally to a reduction in personnel, along with exceptional bad debt charges of € 0.2 million for the three months ended September 30, 2001 that did not occur in the same period in 2002. General and administrative expenses represented 26.8% of total revenues for the three months ended September 30, 2001 and 21.5% for the three months ended September 30, 2002.

Stock Compensation

        Stock compensation decreased to € 17 thousand for the three months ended September 30, 2002 from € 173 thousand for the three months ended September 30, 2001.

Restructuring Costs

        Restructuring costs decreased to € 0.8 million for the three months ended September 30, 2002 from € 0.9 million for the three months ended September 30, 2001.

Other Income (Expense)

        Other income (expense) is comprised of interest income, net foreign currency transaction gains and proceeds from disposal of fixed assets. Other income for the three months ended September 30, 2002 included € 0.4 million in interest income from the investment of the proceeds from our initial public offering compared with € 0.6 million for the three months ended September 30, 2001. We recorded a loss on disposal of fixed assets of € 0.1 million for the three months ended September 30, 2002, in connection with the disposal of fixed assets as a result of our restructuring plan.

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Three months ended
	September 30, 2002	September 30, 2001
	(unaudited)	(unaudited)
Revenues
License revenues	€3,565	€4,032
Service revenues	2,941	2,557

Total revenues	6,506	6,589
Cost of revenues
Costs of license	339	221
Costs of services (exclusive of non-cash compensation expense of € 2 and € 53, respectively)	1,574	1,598

Total cost of revenues	1,913	1,819

Gross profit	4,593	4,770
Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of € 11 and € 76, respectively)	4,270	3,879
Research and development expenses (exclusive of non-cash compensation expense of € 3 and € 24, respectively)	1,779	1,532
General and administrative expenses (exclusive of non-cash compensation expense of € 1 and € 20, respectively)	1,399	1,768
Stock compensation expense	17	173
Restructuring costs	803	924
Amortization of intangibles assets	95	95

Total operating expenses	8,363	8,371

Operating loss	(3,770)	(3,601)
Other income (expense):
Interest income	382	625
Loss on disposal of fixed assets	(72)	—
Net foreign currency transaction gains (losses)	(11)	(49)

Loss before income taxes and minority interests	(3,471)	(3,025)
Income tax (expense) benefit	(6)	14

Net loss	€(3,477)	€(3,011)

Basic and diluted net loss per share	€(0.18)	€(0.15)

Basic and diluted weighted average shares outstanding	19,730,102	19,634,661

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	September 30, 2002	June 30, 2002
	(unaudited)
ASSETS
Cash and cash equivalents	€45,078	€50,226
Marketable equitable securities	5,522	5,513
Trade receivables, net of allowance of € 536 and € 586, respectively	7,581	8,040
Prepaid expenses and other current assets	2,833	2,222

Total current assets	61,014	66,001

Fixed assets, net	4,447	4,441
Licensed technology and advances, net	1,267	1,327
Goodwill and other purchased intangible assets, net	823	918
Deposits and other assets	738	843

Total non current assets	7,275	7,529

Total assets	€68,289	€73,530

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables	€3,172	€4,487
Current portion of long-term debt	305	305
Accrued salaries and commissions	1,966	1,879
Accrued social security and other payroll taxes	763	709
Deferred revenue	4,081	3,624
Other current liabilities	1,649	1,847

Total current liabilities	11,936	12,851

Long-term debt	0	0
Other long term liabilities	61	61
Commitments and contingencies

Total non-current liabilities	61	61

Stockholders' equity:
Common stock	10,737	10,728
Capital in excess of par value of stock	85,850	85,839
Accumulated deficit	(38,061)	(34,584)
Unrealized losses on available for sale securities	(478)	(487)
Cumulative translation adjustment	(703)	(768)
Deferred compensation	(21)	(38)
Less common stock in treasury	(1,032)	(72)

Total stockholders' equity	56,292	60,618

Total liabilities and stockholders' equity	€68,289	€73,530

5.3    Revenues

        We generate revenues from licensing fees for our products and fees for services provided by our professional services activities, including maintenance, consulting and training. For the years ended June 30, 2002, 2001, and 2000, revenues from licenses represented 62.7%, 70.7% and 74.4% of total revenues, respectively.

        We target end-users particularly in the telecommunications, service provider industry, and other IT-intensive organizations such as financial institutions, transportation/logistics companies, insurance companies and healthcare services. Revenues from service provider end-users, which includes telecommunications and service provider companies, such as ISPs, ASPs and outsourcers of IT services, accounted for 69.5%, 80.8% and 52.8% of our total revenues for the years ended June 30, 2002, 2001 and 2000, respectively. We expect that revenues from service provider industry end-users shall continue to constitute a significant portion of our future revenues, but we intend to further enhance our large enterprise client base.

        As of June 30, 2002, we had 530 end-users of our products holding in aggregate 8,495 licenses for our products, including 1,703 licenses for the InfoVista Workshop and InfoVista Runtime Servers. As of June 30, 2001, we had 470 end-users of our products holding in aggregate 4,504 licenses for our products, including 1,306 licenses for the InfoVista Workshop and InfoVista Runtime Servers.

        We generate revenues not only through our direct sales force but also from indirect sales through channel resellers, who in turn sell our products and services to their customers. Since late 1999, we have generated a limited portion of our revenues from products sold through OEMs. For the year ended June 30, 2002, 3.2% of total revenues were from OEM relationships. We expect that this percentage will increase in the future.

        Our main sales regions are Europe, the United States and the Asia-Pacific region. For the year ended June 30, 2002, approximately 58.2%, 34.3%, and 7.5% of our revenues were recognized from sales invoiced from Europe, the United States and Singapore respectively. For the year ended June 30, 2001, approximately 52.0%, 43.7%, and 4.3% of our revenues were recognized from sales invoiced from Europe, the United States and Singapore respectively. For the year ended June 30, 2000, approximately 56.7% and 43.3% of our revenues were recognized from sales invoiced from Europe and the United States respectively.

        Under U.S. GAAP, revenues from sales of our licenses to our end-user clients are recognized generally when we receive a purchase order, we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. We provide for allowances for estimated future returns from our clients upon shipment. Prior to December 31, 1999, we recognized license revenues generated from sales through our resellers when we received cash from a sale since, under our agreements, resellers had certain cancellation options. Subsequent to December 31, 1999, reseller contracts have been revised to exclude these cancellation options and, accordingly, we currently recognize reseller license revenues on the same basis as for direct sales to end-user clients. We recognize license revenues from our OEMs after receipt from them of a quarterly report of their sales made in that period.

        Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance contract is automatically renewable for subsequent 12-month periods unless the client cancels or we cancel. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance agreement. Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between our resellers and us.

End-users either enter into a service contract directly with us or with a reseller. We generally receive no portion of the service revenues generated by our reseller.

        Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.

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

        An important cost item for us is licensing fees for third-party software, particularly software from eXcelon Corporation (formerly, Object Design, Inc.) that is integrated with internally developed software and used in our products to perform key functions. On August 23, 2000, we entered into a new licensing agreement with eXcelon, which expires on December 31, 2007. This new agreement provides us with unlimited, non-exclusive use of the eXcelon's ObjectStore software for a fixed fee. We made an initial payment of U.S.$ 1.6 million during fiscal year 2001 to eXcelon. We accounted for the initial payment as "Licensed technology and advances", which we will amortize over the seven-year and four months term of the agreement.

        As service revenues evolve, we expect to adapt our customer support and professional service personnel to our maintenance, consulting and training activities. Consequently, we anticipate that our cost of service revenues will remain relatively flat for the near term.

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

5.5    Operating Expenses

        Selling and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, advertising, public relations and other promotional expenses. We expect that our selling and marketing expenses will remain flat as a percentage of revenues for the near term. As revenues grow, we intend to hire more people, increase our efforts to promote our products, and build market share. Research and development expenses consist primarily of personnel costs associated with software product development and outsourced research and development. We expect that our research and development expenses will remain relatively flat as a percentage of revenues for the near term. We have not capitalized any software development costs as the time between technological feasibility and product release is very short, and development costs incurred during that time are immaterial. General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. We expect that these expenses will continue to decrease as a percentage of revenues in the short and long-term.

        We have granted options and issued warrants to our employees on various occasions. In addition, certain principal shareholders sold shares to some of our employees that they had acquired pursuant to a certain repurchase option granted to them by other shareholders. Under U.S. GAAP, certain of these awards and sales are viewed as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately € 4.0 million in share plan costs from July 1, 1999 through June 30, 2002. See Note 7 to the consolidated financial statements for further information on stock-based compensation. Cost of services, selling and marketing expenses, research and development expenses and general and administrative expenses are all shown exclusive of this stock compensation expense.

5.6    Period-to-Period Variability

        Our business has experienced and may continue to experience significant seasonality. Sales of products and services such as ours in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

5.7    Results of Operations

        The following table sets forth, for the periods indicated, the percentage of total revenues represented by each item in our Statements of operations.

	Year ended June 30,
	2002	2001	2000
Revenues
License revenues	62.7	70.7	74.4
Service revenues	37.3	29.3	25.6

Total revenues	100	100	100
Cost of revenues
Cost of licenses	(3.3)	(3.2)	(2.1)
Cost of services	(20.4)	(21.3)	(24.6)

Total cost of revenues	(23.7)	(24.5)	(26.7)

Gross profit	76.3	75.5	73.4
Operating expenses
Sales and marketing expenses	(56.9)	(59.9)	(83.1)
Research and development expenses	(24.6)	(16.8)	(18.9)
General and administrative expenses	(23.9)	(27.6)	(30.8)
Stock compensation expense	(1.1)	(8.1)	(13.6)
Restructuring costs and consulting fee	(8.1)	—	—
Impairment charge for goodwill	(6.3)	—	—
Amortization of goodwill and intangibles	(1.3)	(1.8)	—

Total operating expenses	(122.2)	(114.2)	(146.4)

Operating loss	(45.9)	(38.7)	(73.0)
Other income	5.0	15.6	5.6
Loss before income taxes and minority interest	(40.8)	(23.1)	(67.4)
Income tax expense	—	—	—
Minority interest	0.1	0.3	0.1

Net loss	(40.8)	(22.8)	(67.3)

        The following table sets forth, for the periods indicated, our gross margins broken out for licenses and services.

	Year ended June 30,
	2002	2001	2000
	(All amounts in percentages)
Gross margin
License gross margin
(License gross profit as % of license revenues)	94.8	95.5	97.2
Service gross margin
(Service gross profit as % of service revenues)	45.4	27.4	4.1

Fiscal Years Ended June 30, 2002, 2001 and 2000

Revenues

        Total revenues were € 29.2 million, € 27.7 million, and € 10.3 million for the years ended June 30, 2002, 2001 and 2000, respectively, representing increases of 5.4% from fiscal year 2001 to fiscal year 2002 and 167.5% from fiscal year 2000 to fiscal year 2001.

        License revenues were € 18.3 million, € 19.5 million and € 7.7 million for the years ended June 30, 2002, 2001 and 2000, respectively. The 6.2% decrease in license revenues from fiscal year 2001 to fiscal year 2002 was primarily due to the deterioration of market and economic conditions in North America and the Central Eastern Europe regions. The 154.2% increase in license revenues from fiscal year 2000 to fiscal year 2001 was primarily due to the continued growth of both our direct and indirect sales forces and the significant increase in our average deal sizes.

        Service revenues, including maintenance, training, and consulting services, were € 10.9 million, € 8.1 million, and € 2.7 million for the years ended June 30, 2002, 2001, and 2000, respectively. Service revenues accounted for 37.3%, 29.3% and 25.6% of total revenues for the years ended June 30, 2002, 2001, and 2000, respectively. The 34.6% increase from fiscal year 2001 to fiscal year 2002 was primarily due to the increase of maintenance revenues that resulted from the increased install base. The 206.1% increase from fiscal year 2000 to fiscal year 2001 was due to the follow-on effect of the increase in sales of licenses and the development of our professional services offerings.

Cost of Revenues

        Cost of revenues was € 6.9 million, € 6.8 million and € 2.8 million for the years ended June 30, 2002, 2001, and 2000, respectively, representing an increase of 1.5% from fiscal year 2001 to fiscal year 2002, and an increase of 145.3% from fiscal year 2000 to fiscal year 2001. Cost of revenues accounted for 23.7%, 24.5% and 26.7% of total revenues for the years ended June 30, 2002, 2001, and 2000, respectively.

        Cost of license revenues, as a percentage of license revenues, was 5.2%, 4.5% and 2.8% for the years ended June 30, 2002, 2001, and 2000, respectively. The percentage increase in fiscal year 2002 compared with fiscal year 2001 was primarily due to additional royalty costs related to third party software integrated into our VistaPlugin licenses and the decrease of license revenue. The percentage increase in fiscal year 2001 compared with fiscal year 2000 was primarily due to additional costs related to the amortization of the newly purchased Licensed Technology and Royalty Advance for eXcelon's ObjectStore software.

        Cost of service revenues, as a percentage of service revenues, was 54.6%, 72.6%, and 95.9% for the years ended June 30, 2002, 2001, and 2000, respectively. The percentage decrease from fiscal year 2001 to fiscal 2002 was due to an increase in maintenance service revenues, which carry less cost of revenues than consulting and training revenues. The percentage decrease from fiscal year 2000 to fiscal year 2001 was due to the progressive deployment of our newly trained personnel to revenue-generating activities.

Selling and Marketing Expenses

        Selling and marketing expenses were € 16.6 million, € 16.6 million, and € 8.6 million for the years ended June 30, 2002, 2001, and, 2000, respectively. The 93.0% increase from fiscal year 2000 to fiscal year 2001, was due to increased selling and marketing personnel expense, higher commission expenses from increased revenues and increased participation in industry trade shows, seminars and other promotional activities to support the introduction of new product releases and continually increase market awareness. In addition, in fiscal year 2000, we incurred a non-recurring expenditure of € 1.0 million related to a marketing/brand awareness campaign. Selling and marketing expenses accounted for 56.9%, 59.9% and 83.1% of total revenues for the years ended June 30, 2002, 2001, and 2000, respectively. Headcount in selling and marketing as of June 30, 2002, 2001, and 2000 was 84, 92 and 58, employees, respectively.

Research and Development Expenses

        Research and development expenses were € 7.2 million, € 4.6 million, and € 2.0 million for the years ended June 30, 2002, 2001, and 2000, respectively. The percentage increases of 56.5% from fiscal year 2001 to fiscal year 2002, and 137.7% from fiscal year 2000 to fiscal year 2001 were due to continued investments made to enhance and develop the InfoVista Runtime and Workshop Servers and add new products, such as VistaPortal, VistaLink, VistaBridge and various Vista Plug-ins and VistaViews. Research and development expenses accounted for 24.6%, 16.8%, and 18.9% of total revenues for the years ended June 30, 2002, 2001, and 2000, respectively. Headcount in research and development as of June 30, 2002, 2001, and 2000 was 63, 54 and 28 employees, respectively.

General and Administrative Expenses

        General and administrative expenses were € 7.0 million, € 7.6 million, and € 3.2 million for the years ended June 30, 2002, 2001, and 2000, respectively. The percentage decrease of 7.9% from fiscal year 2001 to fiscal year 2002 was due to the reduced headcount in administrative positions. The percentage increase of 139.6% from fiscal year 2000 to fiscal year 2001 was due to the increased size of our corporate structure. In addition, during fiscal year 2001, general and administrative expenses increased in part as a result of additional costs for professional services to meet our legal and accounting requirements as a public company. General and administrative expenses declined from 30.8% to 27.6%, to 23.9% of total revenues for the years ended June 30, 2000, 2001 and 2002, respectively. Headcount in general and administration as of June 30, 2002, 2001, and 2000 was 35, 43 and 26, respectively.

Restructuring Charges

        During the year ended June 30, 2002, we effected a reduction in our workforce of approximately 30 employees as part of our ongoing measures to better align operating expenses with revenues. As a result of the reduction in headcount and the adoption of a plan to re-focus our commercial activities in the U.S. and Germany, we adopted an office rationalization plan to consolidate and reduce our multiple Maryland office facilities into a single location in Columbia, Maryland, while closing down small satellite offices in Germany and reducing the size of the Munich office. As a result of these restructuring plans, we recorded a total restructuring charge of € 1.7 million during fiscal year 2002, which included severance costs and other benefits for terminated employees and costs associated with exiting facilities of € 1.0 million and € 0.7 million, respectively. Costs associated with exiting facilities included estimated sublease losses, representing the estimated excess of lease costs over sublease income, estimated sublease commissions and concessions, and other facility closing costs including rent expense while the office space is vacant. We expect a completion of our fourth quarter restructuring plan by the end of the first quarter of fiscal year 2003, which shall lead to approximately € 1.0 million of additional costs.

Consulting Fee

        During the year ended June 30, 2002, we appointed McKinsey, the leading management consultancy, to help assess our global strategy and positioning. U.S. and European teams were selected within McKinsey and worked with our executives and employees to develop a three-year strategic plan that includes execution and implementation. The three-year strategic plan revolves around two key objectives: firstly to increase market share within the Service Provider market and secondly to solidify our launch in the Enterprise arena. During the year ended June 30, 2002, € 0.8 million of consulting fees were incurred of which € 0.1 million were included as part of the restructuring charges. We do not expect to incur any additional significant consulting fees in the near or mid-term.

Impairment Charge for Goodwill

        During the year ended June 30, 2002, we reclassified the carrying value of the workforce as of July 1, 2001 into goodwill in accordance with a new accounting rule on goodwill in U.S. GAAP. In June 2002, we performed the annual impairment test of goodwill that resulted from our acquisition of TiSS and wrote-off its entire carrying value of € 1.8 million. As a result of economic conditions in Central Eastern Europe, our future cash flows forecast for this reporting unit were lowered, which led to an impairment charge for the entire carrying value of the goodwill.

Stock Compensation Expense

        Stock compensation expense totaled € 0.3 million, € 2.2 million, and € 1.4 million for the years ended June 30, 2002, 2001, and 2000, respectively. The significant expenses in 2001 and 2000 coincide with the amortization of stock options and warrants that were granted prior to the Initial Public Offering ("IPO") at an exercise price lower than fair market value at the date of grant. In addition, a € 1.5 million charge was taken in 2001, as a result of a certain warrants that were granted to senior managers due to the success of our IPO. Since September 2000, stock options and warrants have generally been issued at a price equal to the fair market value at the date of grant. As a result, we expect stock compensation to decrease in the future short and long-term periods.

Other Income

        Other income was € 1.5 million, € 4.3 million, and € 0.6 million for the years ended June 30, 2002, 2001, and 2000, respectively. The 65.1% decrease from fiscal year 2001 to fiscal year 2002 was due primarily to the effect of the decrease in the exchange rate for the U.S. dollar against the euro on our dollar-denominated net investments in our subsidiaries that were considered short-term during the fiscal year. The 652.4% increase from fiscal year 2000 to fiscal year 2001 was primarily due to interest income earned on short-term deposits that arose from our public offering in July 2000. In addition, a significant portion of the increase relates to net foreign currency transaction gains that resulted primarily from the effect of the increase in the exchange rate for the U.S. dollar against the euro on U.S. dollar deposits in France. On March 1, 2001, we modified intercompany loan agreements and reclassified the net intercompany investments as long-term in nature, which generally eliminated future net foreign currency exchange transaction gains/(losses) related to intercompany balances denominated in non-euro currencies. Any foreign currency transaction gains/(losses) that are derived from intercompany investments that are considered long-term in nature shall be accounted for in the cumulative translation adjustment account within stockholder's equity, while any foreign currency transaction gains/(losses) that are derived from intercompany investments that are considered short-term in nature shall be accounted for in the income statement.

Income Tax Expense

        We had income tax expense of approximately € 12 thousand, € 2 thousand and € 0 thousand for each of the years ended June 30, 2002, 2001, and 2000, respectively. The minimal income tax expenses represented the fixed annual minimum income tax payable in various European countries.

Impact of Changes in Exchange Rates

        Fluctuations in the value of the euro against other currencies, especially the U.S. dollar, have, in the past, affected our results of operations, in particular our net financial income and cumulative translation adjustment. These fluctuations are due to the combined effect of accounting gains and losses upon conversion for accounting purposes of our foreign currency denominated investment accounts, primarily the U.S. dollar, and the accounting treatment of our foreign currency denominated intercompany net investments to our various foreign subsidiaries.

        Our foreign currency net investments are not hedged by currency borrowings and other hedging instruments. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Impact of Inflation

        We believe that inflation has not had a material effect on our results of operations during the periods presented.

5.8    Liquidity and Capital Resources

        We have financed our operations primarily through the sale of equity securities. We also received interest-free cash advances from l'Agence Pour la Valorisation de la Recherche ("ANVAR"), a French state organization, to be used for research and development purposes. The cash advances were not subject to conditions relating to intellectual property rights such as with respect to royalty payments or ownership. As of June 30, 2002 and 2001, we had € 0.3 million and € 0.7 million of outstanding debt related to the ANVAR cash advances. On July 7, 2000, we completed an IPO of 6,000,000 common shares at the issue price of € 12.80 per share. The net proceeds to us of the IPO were € 68.65 million, after deduction of expenses of € 8.15 million. The proceeds from the exercise of options and warrants for the subscription of shares during fiscal year 2002 and 2001 were approximately € 0.3 million and € 1.9 million, respectively.

        As of June 30, 2002, 2001, and 2000, we had working capital, defined as current assets less current liabilities, of € 53.2 million, € 62.8 million, and € 4.6 million, respectively. Cash, cash equivalents, and marketable securities were € 55.7 million, € 62.9 million and € 2.9 million as of June 30, 2002, 2001, and 2000, respectively. As of September 30, 2002, we had working capital of € 49.1 million and cash, cash equivalents and marketable securities of € 50.6 million. Because we do not yet generate a positive cash position from our operations, the main indicator of our liquidity is our net cash provided by financing activities, which includes funds from our capital increases. These have led to a significant positive cash position throughout each of the three years ended June 30, 2002, 2001, and 2000.

        For the years ended June 30, 2002 and 2001, we have a Days Sales Outstanding ("DSO") of 99 and 121 days, respectively. We calculate DSO, a non-US GAAP measurement, by dividing net accounts receivable at the end of a period by yearly revenues, which is then multiplied by the number of days in the given year. This improvement primarily resulted from a higher receivable balance as of June 30, 2001, which resulted from higher last quarter billings in comparison to June 30, 2002. We expect that we will be able to maintain this level of DSO during the upcoming fiscal year.

        Net cash used by operating activities was € 5.3 million, € 1.6 million, and € 7.8 million for the years ended June 30, 2002, 2001, and 2000, respectively. The increase in cash used by operating activities from fiscal year 2001 to 2002 was due to a higher net loss in fiscal year 2002, excluding non-cash items such as depreciation, amortization, and stock-compensation based expenses. The significant decrease in the cash used by operating activities from fiscal year 2000 to 2001 was due primarily to a lower net loss in fiscal year 2001, excluding non-cash items such as depreciation, amortization, and stock-compensation based expenses and also to a greater reduction in the current liabilities against current assets in the course of fiscal year 2001.

        Net cash used by investing activities was € 7.6 million, € 8.8 million, and € 0.9 million for the years ended June 30, 2002, 2001, and 2000, respectively. For fiscal years 2002 and 2000, investing activities primarily consisted of the € 6.0 million purchase of a marketable security, KLEBER 2006, and the acquisition of computer and networking equipment and leasehold improvements for new office space.

During fiscal year 2001, investing activities not only included a significant amount of capital expenditures for office and computer equipment related to our growth and the move to new office for the corporate and operational headquarters, but also € 1.8 million for the purchase of licensed technology in connection with the agreement we entered into with eXcelon and the acquisition of TISS for € 3 million, inclusive of acquisition expenses and net of cash acquired.

        We had available net operating loss carry forwards of approximately € 33.9 million and research-related tax credits net of approximately € 0.4 million as of June 30, 2002 which can be used to reduce future income taxes or, if after three years they are not so used, they can be reclaimed. Of these net operating loss carry forwards, € 8.2 million expire between 2003 and 2007, € 17.8 million expire between 2013 and 2023 and € 7.9 million have no expiration date. They are subject to review and possible adjustment by the appropriate taxing authorities.

        We believe that our current cash balances and the cash flows generated by operations, if any, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 18 months. Information regarding the maturity of our debt obligations and operating leases is available in "Item 11.2. Financial Instruments" and in Note 12 to our consolidated financial statements, respectively. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or obtain credit facilities. The decision to sell additional equity or debt securities could be made at any time and would likely result in additional dilution to our stockholders. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

5.9    The Euro

        On January 1, 1999, the euro was introduced as the common legal currency of eleven member states of the European Economic and Monetary Union, including France. We have adopted the euro as our reporting currency in our consolidated financial statements and translated all French franc amounts at the fixed exchange rate of FF 6.55957 per € 1.00. Although our consolidated financial statements depict the same trends as would have been shown had they been presented in French francs, they may not be directly comparable to the financial statements of other companies that have also been restated in euro. Prior to the adoption of the euro, the currencies of other countries fluctuated against the French franc, but because the euro did not exist prior to January 1, 1999, historical exchange rates for euro are not available. A comparison of our financial statements and those of another company that had historically used a reporting currency other than the French franc that takes into account actual fluctuations in exchange rates could be materially different from a comparison of the financial statements and those of another company as translated into euros.

5.10    Critical Accounting Policies

        The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our financial statements is included in Note 1 to the consolidated financial statements.

Revenue recognition

        Revenues from sales of licenses to end-users are recognized generally when we receive a purchase order, deliver the software (assuming no significant obligations), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. We provide for allowances for estimated future returns from clients upon shipment. Prior to December 31, 1999, we recognized license revenues generated from sales through resellers when we received cash from a sale since, resellers had certain cancellation options. Subsequent to December 31, 1999, reseller contracts have been revised to exclude these cancellation options and, accordingly, we currently recognize reseller license revenues on the same basis as for direct sales to end-users. We generally recognize license revenues from OEMs after receipt of a quarterly report of their sales made in that period.

        Customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance fees are automatically renewable for subsequent 12-month periods unless the client or we cancel. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance agreement. Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between resellers and us. End-users either enter into a service contract directly with us or with a reseller. We generally receive no portion of the service revenues generated by a reseller.

        Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.

Trade receivables

        Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.

Foreign currency translation

        Generally, our functional currency and our subsidiaries is the applicable local currencies in accordance with Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation", while our reporting currency is the euro.

        All our assets and liabilities and our subsidiaries with functional currencies other than euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) shareholder's equity accounts at historical exchange rates. Generally, transaction gains or losses are reflected in net income (loss). Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of shareholder's equity.

5.11    Forward Looking Statements

        This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risk, uncertainties, and assumptions about us, including, among other things:

  •
  the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry;

  •
  the assumption that market acceptance of our products will increase or remain at current levels;

  •
  the risk that the telecommunication market will continue to deteriorate;

  •
  the assumption that we will continue to obtain third-party software licenses on commercially reasonable terms;

  •
  the risk that we may fail to develop new technologies, or to develop and deploy new product releases or enhanced products on a timely basis;

  •
  the risk that we may fail to adequately protect our intellectual property or trademarks; and

  •
  the uncertainty of continued demand for the Internet and related infrastructure.

        Except as required by law, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

Forward Looking Discussion of Available Trend Information

        The statements below are part of a forward looking discussion on available trend information based on our current knowledge and beliefs. Actual results may differ significantly from those indicated below for the reasons set forth above under the captions "Forward Looking Statements" and "Risk Factors":

        On July 24, 2002, we announced the rollout of a three-year "Renaissance Plan" that revolves around two key objectives:

  •
  To achieve market share of approximately 20 percent within the Service Provider market by fiscal year 2005; and

  •
  To solidify our launch in the Enterprise arena through the establishment of a dedicated division, InfoVista Enterprise Solutions ("IVES"), which will concentrate on the development of specific and innovative product offerings.

        We have deployed four main strategies to sustain and increase revenue growth in our core business:

  •
  Re-organization of sales around global strategic account management;

  •
  Revamping the go-to-market approach based on direct sales and supported by a compelling strategy consisting of three global and thirty-eight regional partners;

  •
  Enhancement of the core product offering, positioning our company as the performance management standard in this sector; and

  •
  Within the Enterprise market, we will target large enterprises in key verticals with performance management requirements similar to those of Service Providers.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        In accordance with French law governing a société anonyme, our affairs are managed by our board of directors, which determines our strategy and oversees its implementation, along with our Chairman and Chief Executive Officer (Président Directeur Général). Our statuts (by-laws) grant the Chairman and Chief Executive Officer full executive authority to manage our affairs, subject to prior authorization of the board of directors or the general shareholders' meeting for certain decisions designated by law. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives to the board of directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split these functions between two different persons (the

Chairman of the Board and another natural person bearing the title of Chief Executive Officer or "Directeur Général"). Our statuts were modified at our general shareholders' meeting on December 13, 2001, to provide for such a choice. (See "Item 10.2.2 Annual General Meeting"). The board of directors has not yet decided to split these two functions, which are currently performed by the same person.

6.1    Board of Directors

        Currently, the board of directors consists of seven members of which 5 are considered independent. Our statuts currently provide that our board of directors shall consist of between three and eighteen members elected by a general shareholders' meeting. Each director must own at least one share of InfoVista. Our statuts provide that each director is elected for a term of one year, which may be renewed. Our board of directors has met ten times during the course of fiscal year 2002. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of senior management.

        The board of directors cannot increase the number of members of the board. Only the shareholders, acting pursuant to a simple majority, can do so. Each director must also be a shareholder. Under French law, a director may be an individual or a legal entity, but the Chairman and/or the Chief Executive Officer must be individuals. The board of directors elects the Chairman and/or Chief Executive Officer. Directors are elected by the shareholders and serve until the expiry of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the board of directors may fill vacancies on the board of directors, pending the next shareholders' meeting, however, the board of directors has the power to appoint and remove the Chairman of the board at any time.

        In consideration for their services on the board, directors are entitled to receive jetons de présence ("directors' fees"). The total annual amount of jetons de présence is fixed by the shareholders' meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

        The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the shareholders' meeting. This additional remuneration is determined by the board of directors and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration.

        Under French law, the board of directors presents the year-end accounts to the shareholders and convenes shareholders' meetings. In addition, the board of directors reviews and monitors our economic, financial and technical strategies.

        French law and our statuts permit the board of directors to appoint up to five persons to whom the board of directors may delegate general or specific powers (Directeurs Généraux Délégués). The Chief Executive Officer proposes the Directeurs Généraux Délégués and the board of directors determines their specific management powers and responsibilities. Under French law and our statuts, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind us in dealing with third parties. The Directeur Général Délégué may be removed by the board of directors at any time upon the proposal of the Chief Executive Officer. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001. Didier Lesteven was appointed Directeur Général Délégué by the board of directors on July 23, 2002.

        Meetings of the board of directors, which are held as often as required in the corporate interest, are normally convened and presided over by the Chairman. According to our statuts, directors who take part in a meeting of the board by means of a videoconference are deemed to be present, for calculating the quorum and the majority. According to French company law and our statuts, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the Chairman convene the board of directors regarding matters listed on the agenda for the meeting. According to our statuts, a quorum consists of one-half of the members of the board of directors (with a minimum of 2 members) and decisions are taken by a vote of the majority of the members present, deemed to be present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision is void.

        Under French law and our statuts, our board of directors must give prior authorization for any security, pledge or guarantee by us. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, this security, pledge or guarantee shall have no effect with regard to InfoVista.

        The French Commercial Code (Code de Commerce) strictly forbids loans by a company to its directors. No company may provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to specified executive officers (Directeur Général and Directeurs Généraux Délégués), permanent representatives of companies on the board of directors, spouses or heirs of such persons and other intermediaries.

        The French Commercial Code requires directors, Directeur Général, one of its Directeurs Généraux Délégués, one of a Company's shareholders having a fraction of the voting rights greater than 5%, or if a shareholder company, the company controlling it, that are considering either directly or indirectly, personally or through an intermediary, entering into an agreement with the company, to inform the company's board of directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting for approval once entered into, upon presentation of a special report from the company's auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the company or of any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the Board. The list and purpose of such agreements must be communicated by the Chairman of the Board and to the statutory auditors.

        Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our statuts or mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

        Our statuts determine the retirement age of our directors. Our board of directors may not have more than a third of its members who exceed the age of 75. If this limit is reached, the oldest director is deemed to have resigned during the next shareholders' meeting following his or her 75th birthday. The mandates of a Directeur Général or a Directeur Général Délégué may not continue beyond the shareholders' meeting following his or her 70th birthday.

        The table below sets forth, as of December 5, 2002, the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in this table.

Name (Year of birth)	Current Position with InfoVista	Initially Appointed	Term Expires(1)	Present Principal Occupation or Employment
Alain Tingaud (1954)	Director, Chairman and Chief Executive Officer	1995	Dec. 2003	Chairman and Chief Executive Officer of InfoVista SA
Jean-Paul Bernardini (1962)	Director	1998(2)	Dec. 2003	Partner of PAI Management (BNP PARIBAS Capital)
Herbert May (1949)	Director	2000	Dec. 2003	Management Consultant in Strategy, Sales, Multimedia Telecommunications, Technology and e-commerce
Hubert Tardieu (1945)	Director	1998	Dec. 2003	President of Finance Markets at Schlumberger SEMA
Peter Waal (1932)	Director	2000	Dec. 2003	Principal of Waal Associates
Bruce Cohen (1943)	Director	2001	Dec. 2003	Principal of Bruce L. Cohen & Associates
Marco Landi (1943)	Director	2002	Dec. 2003	President of Atlantis Ventures

(1)
Vertex Technology Fund Limited resigned as a director on March 1, 2002.

(2)
Mr. Bernardini has been one of our directors since May 23, 2000. Before then, he represented Paribas Investissement Développement (now Société Centrale d'Investissements), which was a director from June 30, 1998 to May 23, 2000.

Directors Business Activities

        For information on Alain Tingaud, please see "Executive Officers' Biographies" below.

        Jean-Paul Bernardini is a partner of PAI Management that manages both BNP and PARIBAS's private equity portfolio and other investors' funds. He is also a director of Orange A/S, Carbone Lorraine, Mediapps, and is a "censeur" of Bouygues Telecom and LD Com. Jean-Paul Bernardini may be contacted at PAI Management, BNP PARIBAS Capital, 43, avenue de l'Opéra, 75002 Paris, France.

        Herbert May is a management consultant and investor. He specializes in strategy, sales, multimedia, telecommunications, technology and e-commerce. He is a director of In-Fusio, Inventel, Mediapps, POET, Netlinx and o3sis. Herbert May may be contacted at Management Beratungs und Beteiligungs-GmbH, Johannisstr. 20, D-10117 Berlin, Germany.

        Hubert Tardieu is President of Finance Markets at Schlumberger SEMA Group. Hubert Tardieu may be contacted at Schlumberger Sema Group, 50 avenue Jean Jaurès, 92542 Montrouge Cedex, France.

        Peter Waal is one of the senior partners of Waal Associates, a consulting firm specializing in telecommunications. He is also director of XO Communications, Inc. (merged with Concentric Network Corporation), an Internet access provider. Peter Waal may be contacted at PO Box 796249, Dallas, TX 75379-6249, USA.

        Bruce Cohen is President of Bruce L. Cohen and Associates. Bruce Cohen may be contacted at 163 Plymouth Road, Newton Highlands, MA 02461-1033, USA.

        Marco Landi is President of Atlantis Ventures, a venture capital firm which provides assistance to senior management of start-up companies in the technology sector, while serving as a board member at Softplumbers, Minerva, and Silicon Recognition. Marco Landi may be contacted at Atlantis Ventures, Les Taissounières—HB3 1681 Route des Dolines, 06560 Valbonne, Sophia Antipolis, France.

6.2    Executive Officers

        The table below shows, as of December 5, 2002, the name and year of birth of each of our executive officers (Executive Committee members) and their responsibilities at our company.

Name (Year of birth)	Initially Appointed	Current position with InfoVista
Alain Tingaud (1954)	1995	Chairman and Chief Executive Officer
Manuel Stopnicki (1963)	1995	Chief Technical Officer
Philippe Ozanian (1963)	2000	Directeur Général Délégué, Chief Financial Officer Executive Vice-President
Didier Lesteven (1960)	2001	Directeur Général Délégué, Chief Operating Officer Executive Vice-President

        As of November 29, 2002, no family relationships existed between any of the persons listed in this table. In addition, none of our company's material assets were employed by any of our executive officers, directly or indirectly.

Executive Officers' Biographies

        Alain Tingaud has served as Chairman and Chief Executive Officer since 1995 (this mandate was renewed by the board of directors on December 5, 2002). Since 1998, he has substantially devoted all his professional time to our business. From 1991 to 1995, Mr. Tingaud was the Chairman and Chief Executive Officer of ARCHE Communications, since 1995 a subsidiary of Siemens. From 1995 to 1998, Mr. Tingaud held various other positions within the Siemens group, including Chairman and Chief Executive Officer of Groupe Siemens Nixdorf France S.A. (1997–1998) and of Siemens Business Service France S.A. (1996–1998). From 1987 to 1991, Mr. Tingaud held various positions at 3Com, including Vice- President of 3Com Southern Europe and Vice-President of Strategy & Business Development. Mr. Tingaud created Alain Tingaud Innovations EURL and that company is a director of ClarITeam SA, Mediapps, Château on line, Maneos Ltd, RealViz SA and Ecensity Corp. Mr. Tingaud is also a director of InfoVista Corp, InfoVista UK and InfoVista (Asia-Pacific) Pte Ltd. Mr. Tingaud holds a diploma in Technology from the University of Poitiers.

        Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001 and serves as Chief Financial Officer and Executive Vice-President (this mandate was renewed by the board of directors on December 5, 2002). Prior to joining InfoVista in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in law, a Masters in Management and further postgraduate studies in law and management. Mr. Ozanian is a director of InfoVista BNL, InfoVista GmbH and InfoVista UK Ltd.

        Manuel Stopnicki has served as Chief Technology Officer and Executive Vice-President since June 1995. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987–1995), the software service company that was the predecessor company to InfoVista SA. Mr. Stopnicki is a graduate of Ecole Supérieure d'Informatique in Paris with a Masters in Engineering and Computer Science.

        Didier Lesteven was appointed Directeur Général Délégué by the board of directors on July 23, 2002 and serves as Chief Operations Officer (worldwide) and Executive Vice-President (this mandate was renewed by the board of directors on December 5, 2002). Before joining InfoVista in September 2001, Mr. Lesteven was Senior Vice-President of Sterling Commerce International (a subsidiary of SBC Communications) from 1999 to 2001. From 1997 to 1999, he was Vice-President of Sales with Candle Corporation, in charge of Candle's West European operations. From 1991 to 1997, he was General Manager of Chipcom France (which was acquired by 3Com in 1995). Mr. Lesteven holds an MBA in Finance from l'Ecole des Cadres in Paris.

        All of our executive officers may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.

6.3    Corporate Governance

        We established three committees of the board of directors on January 11, 1999.

6.3.1    Audit Committee

        The board of directors has an audit committee, comprised of Messrs. Bernardini and Waal. This committee is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The audit committee established by the board of directors is in compliance with generally accepted business practices in France. For this reason, on September 7, 2000, we were granted a permanent exemption from Nasdaq's Independent Director and Audit Committee requirements.

        The scope of reference, composition and authority of the audit committee may be revised in accordance with any changes in our obligations pursuant to the implementation of the Sarbanes-Oxley Act of 2002 and the propagation of rules under the Act by the Securities and Exchange Commission.

6.3.2    Compensation Committee

        The board of directors has a compensation committee, comprised of Messrs Bernardini, Cohen and May. Frankie Tan Siew Teck ceased to be a member when Vertex Technology Fund Limited, of which he had been the representative, resigned as a director of the company. The compensation committee is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.

6.3.3    Investment Committee

        The board of directors has an investment committee, comprised of Messrs. Cohen, May, Tardieu and Waal, which is responsible for defining general investment priorities, including potential acquisitions, our goals for return on equity, and financial oversight procedures.

6.4    (Reserved)

6.5    Compensation of Directors and Executive Officers

        During the fiscal year 2002, the total value of all compensation, emoluments and benefits in kind remitted to the "mandataires sociaux" was € 198,486 for Mr. Tingaud (Chairman of the Board of

Directors) and € 177,282 for Mr. Ozanian (Directeur Général Délégué). No directors' fees have been paid as of June 30, 2002. The board of directors will determine the amount to be paid to each director for services provided during fiscal year 2002, within the limits specified by the shareholders during the general shareholders' meeting held on December 13, 2001. See "Item 10.2.2. General Shareholders' Meetings". On the same occasion, the shareholders approved Directors' fees (jetons de presence) of € 150,000 as the amount that may be allocated to the directors for the fiscal year ended June 30, 2002 and for every fiscal year thereafter until a contrary decision of the shareholders is made, and granted the board of directors full authority to allocate these fees between directors, in full or in part, in accordance with the terms to be established by the board.

        The aggregate amount of gross compensation that we paid to our executive officers as a group (5 persons in all, including one whose employment was terminated in July 2002), for services in all capacities during the fiscal year ended June 30, 2002 was approximately € 889,122. Part of this amount was in the form of performance-related bonuses paid to our executive officers, the calculation of which is based on revenues. The compensation of our officers and key personnel is proposed by the compensation committee of the board of directors. See "Item 6.3.2. Corporate Governance—Compensation Committee" above.

        There are currently no director's service contracts between any of our directors and InfoVista or any of our subsidiaries providing for benefits upon termination of employment.

        The following table sets out the holdings of shares, options and warrants by directors and executive officers as of November 29, 2002.

Security type	Directors(1)	Executive Officers(2)
Options(3)	0	390,000
Warrants(3)	134,374	1,000
Shares	935,232	138,400

Total	1,069,606	529,400

(1)
6 persons including 1 Executive Officer.
(2)
3 persons excluding the 1 Executive Officer who is also a Director.
(3)
Number of issuable shares.

        During fiscal year ended June 30, 2002, the board of directors granted a total of 110,000 stock options giving right to subscribe for the same number of shares to only one mandataire social as follows:

Number of stock options granted during fiscal year ended June 30, 2002
Mandataire Social			Exercise price per share (in euros)	Last date for exercise
	Total	by grant date
Philippe Ozanian	110,000	60,000; May 13, 2002	2.80	January 24, 2011
		40,000; May 13, 2002		April 23, 2011
		10,000; May 13, 2002		May 13, 2012

        The table below indicates the information, which relates to the ten employees who were granted the greatest number of stock options during fiscal year ended June 30, 2002:

	Number of stock options granted during fiscal year ended June 30, 2002
Employee name			Exercise price per share (in euros)	Last date for exercise
	Total	by grant date
Didier Lesteven	150,000	75,000; September 26, 2001	2.44	September 25, 2011
		75,000; May 13, 2002	2.80	May 12, 2012
Oliver Woerl	95,650	95,650; May 13, 2002	2.80	January 23, 2011
Peter Moessbaur	92,200	92,200; May 13, 2002	2.80	January 23, 2011
Eric Braun	70,000	25,000; May 13, 2002	2.80	January 23, 2011
		5,000; May 13, 2002		April 22, 2011
		20,000; May 13, 2002		June 19, 2011
		20,000; May 13, 2002		September 3, 2010
Jayson Ho	46,500	4,000; May 13, 2002	2.80	January 23, 2011
		2,500; May 13, 2002		April 22, 2011
		5,000; May 13, 2002		June 19, 2011
		35,000; May 13, 2002		September 3, 2010
Alexander Woerl	44,400	44,400; May 13, 2002	2.80	January 23, 2011
Serge Genetet	40,000	30,000; May 13, 2002	2.80	January 23, 2011
		5,000; May 13, 2002		April 22, 2011
		5,000; May 13, 2002		May 12, 2012
Peter Mao	40,000	5,000; May 13, 2002	2.80	April 22, 2011
		35,000; May 13, 2002		September 03, 2010
Hannelore Pfaller	37,000	37,000; May 13, 2002	2.80	January 23, 2011
Joe Bergera	30,000	30,000; May 13, 2002	2.80	May 12, 2012

        The table below indicates the information which relates to the employee who exercised the greatest number of stock options during the fiscal year ended June 30, 2002:

	Number of stock options exercised during fiscal year ended June 30, 2002
Employee name			Exercise price per share (in euros)
	Total	by grant date
Patrick Villeneuve	8,125	5,000; July 9, 1999	1.77
		2,500; April 9, 1999	1.77
		625; September 10, 1997	1.27
Ronald Wielher	5,000	3,750; April 9, 1999	1.77
		2,500; July 9, 1999	1.77
Manual Stopnicki	3,750	3,750; September 26, 1996	0.30
Didier Lemeur	3,125	2,500; July 9, 1999	1.77
		625; October 27, 1997	1.46
Christine Hieaux	1,250	1,250; April 9, 1999	1.77
Patterson Waltz	937	625; July 9, 1999	1.77
		312; January 28, 2000	4.88
Thibaut LAME	750	750; October 28, 1999	3.05
Olivier Gamon	750	750; April 9, 1999	1.77
Wendi Driver	624	312; April 9, 1999	1.77
		312; July 9, 1999	1.77

6.6    Options and Warrants to Purchase our Securities

6.6.1    Options

        We currently have four stock option plans. The following discussion has been adjusted to reflect the 1:2 reverse stock split approved by our shareholders on May 25, 2000.

Authorization information

        French law requires that an extraordinary shareholders' meeting be convened for the shareholders to authorize the grant of stock options, with a two-thirds majority vote. The authorization includes amongst other things the number of issuable shares and the minimum exercise price. The shareholders may delegate power to the board of directors to fix the terms and conditions of the plan and to grant the options. The authority is given for a limited period of time. Our shareholders have delegated to the board of directors the authority to grant options, giving right to subscribe for our shares to employees and executive officers.

        The following table sets forth the key dates and figures relating to the authorization of our option plans currently in force.

Name of Plan	Date of shareholders authorization	Date of expiry of authorization	Number of issuable shares authorized(1)
1996 Plan	April 5, 1996	April 4, 1999	250,000	(2)
1999 Plan	April 9, 1999	April 9, 2004	1,126,000
2000 Plan	December 9, 1999	December 9, 2004	250,000
	May 11, 2000	December 9, 2004	500,000
2001 Plan(3)	December 18, 2000	December 18, 2005	2,000,000

(1)
When an option holder ceases to be an employee, his/her un-exercised options revert to us and may be re-issued, subject to the authorization period.
(2)
The shareholders' meeting of April 9, 1999 revoked the authorization given to the board in respect of the 234,000 options, which were un-issued at that date.
(3)
The 2001 Plan as modified was ratified by the general shareholders' meeting of December 13, 2001.

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

Grant information

        The following table sets out the key dates and figures relating to the grant of stock options as of November 29, 2002 (as adjusted for the reverse stock split of May 25, 2000).

Grant dates	Period during which option-holder may exercise options	Exercise Price per option in €(1)	No. of issuable shares
1996 Plan
September 26, 1996	September 1997–September 2001	0.30	0
December 12, 1996	December 1997–December 2001	0.30	0
September 10, 1997	September 1998–September 2002	1.22	0
October 27, 1997	October 1998–October 2002	1.46	0
February 5, 1998	February 1999–February 2003	1.75	1,500

Totals per plan			1,500

1999 Plan
April 9, 1999	May 2000–April 2007	1.77	514,662
July 9, 1999	August 2000–July 2007	1.77	103,160
October 28, 1999	November 2000–October 2007	3.05	79,501
January 28, 2000	February 2001–January 2008	4.88	72,250
March 31, 2000	March 2001–March 2008	12.20	13,000

Totals per plan			782,573

2000 Plan
January 28, 2000	January 2001–January 2008	4.88	63,938
March 10, 2000	March 2001–March 2008	12.20	64,750
March 31, 2000	March 2001–March 2008	12.20	33,250
September 4, 2000(2)	September 2001–September 2008	37.53	5,500
October 19, 2000(3)	October 2001–October 2008	38.50	3,500

Totals per plan			170,938

2001 Plan
January 24, 2001(4)	January 2002–January 2011	31.00	25,250
April 23, 2001(5)	April 2002–April 2011	10.83	72,100
June 20, 2001(6)	June 2002–June 2011	8.14	89,150
September 26, 2001	September 2002–September 2011	2.44	107,800
December 13, 2001	December 2002–December 2012	4.26	49,150
February 7, 2002	February 2003–February 2012	4.31	9,500
May 13, 2002(7)	September 2001–May 2012	2.80	1,040,495
August 8, 2002	August 2003–August 2012	1.84	560,300

Totals per plan			1,953,745

(1)
All amounts have been converted from French francs to euro at the official conversion rate of € 1.00 = FF 6.55957, unless the exercise price was fixed in both euros and francs.
(2)
Options giving right to subscribe to 170,500 shares were cancelled on holders' request, as part of the Surrender and Re-grant Scheme.
(3)
Options giving right to subscribe to 34,750 shares were cancelled on holders' request, as part of the Surrender and Re-grant Scheme.
(4)
Options giving right to subscribe to 569,515 shares were cancelled on holders' request, as part of the Surrender and Re-grant Scheme.

(5)
Options giving right to subscribe to 143,500 shares were cancelled on holders' request, as part of the Surrender and Re-grant Scheme.
(6)
Options giving right to subscribe to 32,000 shares were cancelled on holders' request, as part of the Surrender and Re-grant Scheme.
(7)
Out of the 1,092,665 options granted on this date, 884,365 are re-granted options and may already be exercised by their holders since the time limits for exercise which apply to the reissued options is identical to that for those which were surrendered.

        Under French law, we cannot grant options to members of the board of directors (other than the Chairman and/or Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. All options granted under the 1996 Plan have a term of five years, all options granted under the 1999 Plan and the 2000 Plan have a maximum term of eight years and all options granted under the 2001 Plan have a maximum term of 10 years. If employees subject to paying social charges in France do not transfer their shares for a specified holding period following the grant of the option, under certain conditions, they benefit from a favorable tax treatment upon the subsequent sales of the shares granted upon the exercise of the options. In general, if an option holder dies during his or her employment, such person's options may be exercised up to six months after his or her death to the extent vested at the time of his or her death or termination. No option may be transferred by the option holder other than by will or the laws of intestacy.

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

        On July 23, 2001, the board of directors resolved, under certain conditions, to make available to employees holding options with an exercise price higher than € 30.00 per share, an offer to surrender all or some of the options granted to them on or after September 1, 2000, without limitation as to exercise price. In exchange, under certain conditions, such employees were granted new options giving the right to subscribe to the same number of shares as the surrendered options by the board of directors, on May 13, 2002. The exercise price for the new options was fixed at 2.80 euros in accordance with the rules of the 2001 Plan and otherwise subject to the conditions set forth in the Schedule TO filed with the Securities and Exchange Commission on August 30, 2001, the commencement date of the offer period. 1,021,945 options in total were eligible for cancellation of which 950,265 options were cancelled under the terms of the offer. On May 13, 2002, 884,365 options were re-granted.

        On January 23, 2002, further to the board resolution of July 23, 2001, and in the context of a severance package for the former Executive-Vice-President North American Operations and President of InfoVista Corp., the board of directors resolved to modify in part its resolution of July 23, 2001 and extend the deadline for the exercise of the options granted on April 9, 1999 and October 28, 1999 respectively to April 8, 2007 and October 27, 2007. The other terms of the resolution of July 23, 2001 remain unchanged.

        On April 22, 2002, in the context of a severance package for the former Vice-President Business and Productivity of InfoVista S.A., the board of directors resolved to accelerate the vesting period applicable to his options, giving the right to subscribe to 55,000 new shares granted on April 9, 1999, October 28, 1999 and March 10, 2000 to February 28, 2002. The board of directors also resolved to extend to November 27, 2003 the period during which the employee may exercise the said options after giving or receiving notice of termination of employment.

        On July 23, 2002, in the context of a severance package for the former Vice-President of Human Resources of InfoVista S.A., the board of directors resolved to accelerate the vesting period applicable to his options (giving the right to subscribe to 121,500 new shares) granted on April 9, 1999, January 28, 2000 and May 13, 2002 to July 19, 2002. The board of directors also resolved to extend to June 4, 2005 the period during which the employee may exercise the said options after giving or receiving notice of termination of employment.

        On July 23, 2002, in the context of a severance package for the former Executive Vice-President Asia-Pacific Operations, Chief Executive Officer of InfoVista (Asia-Pacific) Pte Ltd, the board of directors resolved to extend to July 19, 2004 the period during which this employee may exercise the options giving right to subscribe 65,000 shares granted on March 31, 2000 and May 13, 2002 after giving or receiving notice of termination of employment.

        On July 23, 2002, in the context of a severance package for the former Vice-President Sales and Operations of InfoVista (Asia-Pacific) Pte Ltd, the board of directors resolved to extend to July 19, 2004 the period during which this employee may exercise the options giving right to subscribe 46,500 shares re-granted on May 13, 2002 after giving or receiving notice of termination of employment.

        On August 8, 2002, in the context of an individual arrangement, the board of directors resolved to modify the conditions applicable to the stock options granted on the same day to the Senior Vice-President Worldwide Operations and to the Technical Lead of Germany. These modifications apply to the time limits of the options. All the other conditions applicable to the said options will be those of the Plan 2001.

        Pursuant to the authorization granted by the shareholders' meeting held on December 5, 2002, our board of directors is authorized to grant our employees options giving right to purchase up to an aggregate of 300,000 existing shares.

6.6.2    Warrants

        We have issued six series of warrants, three of which remain outstanding. The key dates and figures relating to the warrants as of November 29, 2002 are set out in the following table. Most of the warrants were issued to current shareholders and/or executive officers and/or directors. However, Mr. Gilles Assant holds 38,000 warrants, Mr. Robert Troy was granted 10,000 warrants and Mr. Ozanian, who has subsequently become an employee, was granted 2,000 warrants, all of which may be exercised for shares in a two-to-one ratio.

        On February 7, 2002, the board of directors granted 195,624 warrants. A portion of the warrants were not subscribed within the prescribed time limits, and accordingly, their right to subscribe for these warrants had lapsed. Consequently, the warrants which have been duly subscribed for are held by the following persons: Mr. Balachandran, 15,000 warrants; Mr. Waal, 15,624 warrants; Mr. Bernardini, 25,000 warrants; Mr. May, 25,000 warrants; Mr. Cohen, 25,000 warrants; Mr. Tardieu, 25,000 warrants and Mr. Frank Chen, 10,000 warrants.

        Pursuant to the authorization granted by the shareholders' meeting held on December 5, 2002, our board of directors is authorized to grant warrants in our shares, giving rise to the right to subscribe up to 190,624 shares to our seven directors, one director of our affiliate, InfoVista (Asia-Pacific) Pte Ltd and to one member of the advisory committee of InfoVista (Asia-Pacific) Pte Limited.

Table of key dates and figures relating to the grant of warrants as of November 29, 2002
(as adjusted for the reverse stock split of May 25, 2000).

Name of series	Date of shareholders' authorization	Period during which holder may exercise warrants	Maximum no. of issuable shares		Subscription price in €(1)		Exercise price per warrant in €(1)		No. of warrants granted to executive officers	No. of executive officers concerned
Series O	June 30, 1998	June 30, 1998 to June 30, 2003	15,000		0.02		1.22		0	0
Series C	December 9, 1999	December 9, 1999 to December 9, 2004	28,750	(2)	0.02		4.88		1,000	1
Series E	December 13, 2001	February 7, 2002 to February 6, 2007	140,624		0.04		4.31		0	0
Series F(3)	December 5, 2002	December 2002 to December 2007	190,624			(3)		(3)	25,000	1

Total per series			374,998						26,000

(1)
All amounts have been converted from French francs to euros at the official conversion rate of € 1.00 = FF 6.55957.
(2)
On June 6, 2000, we repurchased and cancelled 5,000 Series C warrants, which gave the right to subscribe to 2,500 shares.
(3)
The subscription price for each warrant is equal to 1% of the average closing share price on the Nouveau Marché for the twenty trading sessions prior to the grant date. The exercise price of each warrant is equal to the highest of (1) 85% of the average closing share price on the Nouveau Marché, (2) the closing share price on the Nouveau Marché at the end of the trading session immediately preceding the grant date, or (3) the closing share price of our ADSs on Nasdaq the day preceding the grant date.

6.7    Employees

        As of June 30, 2002, we employed 227 people, excluding independent contractors. For the year ended June 30, 2002, the average annual salary of our employees was approximately € 59 thousand, the average age of our employees was 35 years old, and we had an employee turnover rate of 8.07%. As of September 30, 2002, we employed 206 employees.

6.7.1    Distribution by sector

        The following chart indicates the distribution of InfoVista's employees by sectors.

	As of June 30,
	2002	2001	2000
Employees
Administrative	35	43	26
Sales and marketing	84	92	58
Research and development	63	54	28
Customer service	45	54	35

Total	227	243	147

6.7.2    Geographic distribution

        The following chart indicates our employees by geographic distribution.

	As of June 30,
	2002	2001	2000
Employees
Europe	151	153	97
United States	57	70	47
Asia-Pacific	19	20	3

Total	227	243	147

6.7.3    Profit sharing and Share purchase schemes

        On March 6, 2000, we entered into a profit sharing agreement (Plan d'Intéressement) with our employees in France for the duration of three years. On July 1, 2002 a new profit sharing agreement took effect, for a period of three years. This plan replaced the plan of March 6, 2000.

        On June 1, 2001, we put in place an employee savings scheme (Plan d'Epargne d'Entreprise) for our employees in France as a complement to the above profit sharing scheme. The scheme is managed by AXA Gestion Intéressement and it allows the French employees to invest either the funds derived from the profit sharing agreement mentioned above or their private sources into a choice of three funds that balances risk against projected investment return. One of the funds is composed of 100% of InfoVista shares.

        For the year ended June 30, 2002, the amount of payments made to employees under our profit sharing agreement was € 0.6 million of which € 0.5 million was invested in the employee savings scheme. For the 3 months ended September 30, 2002, the amount of payments made to employees under our profit sharing agreement was € 0.2 million of which € 0.1 million was invested in the employee savings scheme.

6.7.4    Collective agreements

        As of February 1, 2000, French employers became subject to a new law reducing the workweek to 35 hours. In this respect, we signed an agreement with the representatives of our employees on March 8, 2000, by which the reduction in the number of working hours for French-based employees was established with retroactive effect to February 1, 2000.

        In addition, employment contracts with all of our employees in France are subject to the provisions of the convention collective SYNTEC, the collective bargaining agreement applicable to employees in our industry.

6.7.5    Reduction in workforce

        During the fiscal year 2002, the net decrease in our workforce was sixteen employees. This reduction primarily resulted from restructuring of our organization to better align our operating expenses with revenues.

6.8    Share ownership

        With respect to directors and senior management, information concerning their share ownership in our company is addressed in "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1    Major Shareholders as of November 29, 2002

        We obtained the information, as set forth in the table below, as of November 29, 2002 with respect to each person known by us to beneficially own more than 2% of our outstanding shares and all of our directors and executive officers as a group as of such date. The voting rights of our principal shareholders are identical to those of our other shareholders.

Shareholders	Number of shares	% of share capital	% of voting rights
FMR Corp./Fidelity International Ltd(1)	1,952, 953	9.82	10.41
Société Centrale d'Investissements	1,918,012	9.65	10.23
Vertex Technology Fund Ltd(2)	1,169,170	5.88	6.23
CV Sofinnova Ventures	602,066	3.03	3.21
Directors & Executive Officers
Alain Tingaud(3)	924,053	4.65	4.93
Jean-Paul Bernardini	1	0.00	0.00
Herbert May	1	0.00	0.00
Hubert Tardieu	1,251	0.01	0.01
Peter Waal	9,376	0.05	0.05
Bruce Cohen	10	0.00	0.00
Philippe Ozanian	6,482	0.03	0.03
Manuel Stopnicki	8,263	0.04	0.04
Dider Lesteven	3,482	0.02	0.02
InfoVista S.A.	1,124,767	5.66	0.00
Others(4)	12,162,923	61.16	64.84

Total	19,882,810	100.00	100.00

(1)
Directly or indirectly.
(2)
Vertex Technology Fund Ltd was also one of our directors until March 1, 2002.
(3)
Includes 50 shares held by Mr. Tingaud, 6,830 shares held by his spouse, Mrs. Tingaud and 917,173 shares held by Alain Tingaud Innovations EURL.
(4)
Includes shares issued upon the exercise of stock options by our employees.

        To our knowledge, as of November 29, 2002, (i) the number of outstanding ADSs was 338,955 and (ii) the number of registered ADS holders was seven.

        To our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other national or legal person separately or jointly. There is no arrangement known to us, the operation of which may at any subsequent date result in a change of control over us.

        We are not aware of any lock-up or other holding obligations in force affecting InfoVista shares or ADSs held by our directors and our executive officers or other shareholders.

        We are not aware of any shareholders agreement, or of any other shareholders controlling directly or indirectly more than 2% of our shares or voting rights.

7.2    Significant Changes to Shareholdings Over the Last Three Fiscal Years

        The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years. The table shows the percentage ownership of our major shareholders on the date of our principal capital increases and/or sales of shares during the period.

Shareholders	June 30, 2002	June 30, 2001	July 7, 2000
FMR Corp and Fidelity International Ltd(1)	9.83	8.49	0
Société Centrale d'Investissements	9.65	9.77	12.5
Vertex Technology Fund Ltd	5.89	5.95	7.9
Innovacom(2)	2.23	5.54	7.1
Strategic European Technologies N.V.(3)	0	5.61	7.0
Alain Tingaud(1)	4.65	4.67	6.4
CV Sofinnova Ventures	3.03	3.07	4.1
Alain Ries(1)	0	2.34	4.3
Dassault Développement	0	0	2.9
3Com Corporation	0	0	3.0
Others(4)	64.72	54.56	44.8

Total	100.00	100.00	100.0

(1)
Directly and indirectly.
(2)
By a letter dated November 27, 2001, France Telecom notified the Conseil des Marchés Financiers that its holding (via its subsidiaries Innovacom 1 & 2) had gone under 5%.
(3)
By a letter dated October 12, 2002, Strategic European Technologies notified the Conseil des Marchés Financiers that its holding (via its subsidiaries Innovacom 1 & 2) had gone under 5%.
(4)
Includes shares issued upon the exercise of stock options by our employees.

7.3    Related Party Transactions

        Other than as identified in Note 13 of the Consolidated financial statements, we are not a party to any transaction with a related party, or to a transaction in which we have received commercial terms not available to other independent third parties.

ITEM 8.    FINANCIAL INFORMATION

8.1    Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements", for a list of the financial statements filed with this document.

8.2    Legal Proceedings

        We are involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings will not have a significant effect on our financial condition or results of operation. For additional information see "Item 4. Information on the Company—Legal Proceedings".

8.3    Dividend Policy

        We have not declared dividends for the past three fiscal years. We expect to use all available funds for the financing of our activities, as a result of which we do not plan on declaring dividends in the near future. For additional information on our dividend policy see "Item 10. Additional information—Dividends".

8.4    Significant Changes

        We have set forth our financial condition as of June 30, 2002 in "Item 5. Operating and Financial Review and Prospects", "Item 11. Quantitative and Qualitative Disclosures About Market Risks" and "Item 18. Financial Statements." Other than as set forth in Note 14 to the Consolidated Financial Statements, we are not aware of any significant changes affecting our financial condition since June 30, 2002.

ITEM 9.    THE OFFER AND LISTING

9.1    Markets

        The shares of InfoVista have been listed on the Nouveau Marché of Euronext Paris S.A. ("Euronext Paris") and the ADSs have been listed on Nasdaq in the United States since July 7, 2000. InfoVista has been included in the Euronext Paris IT CAC since July, 2000, on the SBF 250 index since December 21, 2000, the Euronext Paris IT CAC 50 since June 15, 2001 and on IT CAC. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris, from twelve economic sectors. The IT CAC index is an index of French technology companies, which included 177 listed securities as of September 15, 2002. The IT CAC 50 indexes the 50 largest and most liquid stocks from the IT CAC.

9.2    Price History of the Stock

        This table provides the high and low closing prices for our shares on the Nouveau Marché and our ADSs on Nasdaq since our shares began trading on July 7, 2000.

Volume of transactions and closing price evolution on the Nouveau Marché, in euros

	Closing price of Shares in euros(1)				Closing price of ADSs in dollars(2)
	High	Low	Average	Volume in 000s	High	Low	Average	Volume in 000s
6 months to November 29, 2002
2002 June	2.81	1.62	2.15	1,299	2.40	1.45	1.95	8
2002 July	2.00	1.15	1.56	1,062	1.80	1.26	1.50	23
2002 August	2.05	1.64	1.84	396	2.20	1.45	1.73	6
2002 September	1.90	1.28	1.52	1,091	1.90	1.35	1.59	66
2002 October	1.81	1.32	1.52	534	1.84	1.00	1,51	25
2002 November	2.11	1.54	1.78	1,056	1.98	1.60	1,79	16
	High	Low	High	Low
Fiscal year 2002 by quarter ended
September 30	6.20	2.10	5.15	2.00
December 31	4.83	2.28	4.20	2.00
March 31	4.79	3.40	3.90	3.00
June 30	4.00	1.62	3.47	1.45
	High	Low	High	Low
Fiscal year 2002
July 1, 2001 to June 30, 2002	6.20	1.62	5.15	1.45

(1)
Source: Euronext Paris.
(2)
Source: Nasdaq.

        The following charts represent the price history of the stock on the Nouveau Marché and Nasdaq from July 7, 2000 to November 29, 2002.

9.3    General

        On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the "SBF" the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext are traded over a common Euronext platform. The implementation of a central clearinghouse platform and of settlement and custody structures are still taking place. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris' trading markets as well as the regulation of those markets.

        Euronext N.V. is listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (LIFFE), London's derivatives market. The combination of LIFFE and Euronext N.V. will enable the volume of derivatives business conducted through LIFFE CONNECT™ trading platform to treble.

        Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly-owned subsidiary of Euronext N.V. and is therefore renamed Euronext Lisbon.

        Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC.

9.4    The Nouveau Marché

        The Nouveau Marché is a regulated market managed and operated by Euronext Paris. The Nouveau Marché, however, is neither a new section of an existing market, nor a stepping-stone to Euronext Paris's Second Marché.

        The Nouveau Marché is an electronic market which combines a central order book with market-making to ensure greater liquidity. Member firms of the Nouveau Marché may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marché, or "ITMs") or broker-dealers (Négociateurs-Courtiers).

        Admission to the Nouveau Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Nouveau Marché are required to publish comprehensive information regularly and to keep the public informed of events likely to affect the market price of their securities. The Nouveau Marché may also require certain current shareholders to enter into lock-up arrangements at the time of offerings of securities.

        Shares listed on the Nouveau Marché are placed in one of two categories depending on the volume of transactions, continu or fixing.

        In October 1998, Euronext Paris introduced continuous trading for the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 to 5:30, during which, transactions are recorded but not executed and a closing auction at 5:30 p.m.

        For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Our shares trade continuously. Trading in the securities listed on the Nouveau Marché may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day's closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price varies again by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris may also suspend trading for a 4-minute period if the price varies by more than 2% (5% as of January 2, 2003) from the last traded price. Euronext Paris may also suspend trading of a security listed on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marchés Financiers ("CMF") and the Commission des opérations de bourse ("COB") may also suspend trading.

        Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. Market intermediaries are also permitted to offer investors a deferred settlement service (service de règlement différé) for a fee. The deferred settlement service is only available for trades in securities which either (i) are a component of the Index SBF 120 or (ii) have both a total market capitalization of at least € 1 billion and a daily average volume of trades of at least € 1 million. Our shares are not eligible for the deferred settlement service.

        Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared by Clearnet and settled through Euroclear France. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

        Lehman Brothers International (Europe) and BNP Paribas Equities France act as Teneurs de Marché with respect to the shares traded on the Nouveau Marché.

ITEM 10.    ADDITIONAL INFORMATION

10.1    Memorandum and Articles of Association

        For our registration details as well as legal objects see "Item 4. Information on the Company".

        For a complete description of the board of directors' powers under French law and our statuts, see "Item 6. Directors, Senior Management, and Employees—Board of Directors".

        In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts. This information does not purport to be complete and is qualified in its entirety by reference to our statuts, and to the applicable provisions of French law. An unofficial English translation of our statuts is included as an exhibit to this report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Evry, France. Please refer to those full documents for additional details.

10.2    Shareholders' Meetings and Voting Rights

10.2.1    General

        In accordance with Book II of the French commercial code and Decree no. 67-236 of March 1967, there are two types of shareholders' general meetings, ordinary and extraordinary.

        Ordinary general meetings of shareholders are required for matters such as:

  •
  electing, replacing and removing directors;

  •
  appointing independent auditors;

  •
  approving the annual accounts;

  •
  declaring dividends or authorizing dividends to be paid in shares, and

  •
  issuing debt securities.

        Extraordinary general meetings of shareholders are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

  •
  changing our company's name or corporate purpose;

  •
  increasing or decreasing our share capital;

  •
  creating a new class of equity securities;

  •
  authorizing the issuance of investment certificates, convertible or exchangeable securities, and any other rights to equity securities, and

  •
  the voluntary liquidation of our company.

10.2.2    General Shareholders' Meetings

        French company law requires our board of directors to convene a general shareholders' meeting for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

  •
  one or several shareholders holding at least 5% of our share capital;

  •
  any interested party in cases of urgency;

  •
  duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company; or

  •
  the workers' committee in emergency situations.

10.2.3    Notice of Shareholders' Meetings

        We must announce general meetings at least 30 days in advance by means of avis de reunion (a preliminary notice) which is published in the Bulletin des Annonces Légales Obligatoires, ("BALO"). The preliminary notice must have been previously sent to the COB. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a notice stating that the shareholders have ten days from the date of publication to send their proposals for resolutions.

        At least 15 days prior to the date set for the meeting on first call, and at least six days before any second call, we must send an avis de convocation (final notice) containing, among other things, the final agenda, time and place of the meeting and other information. The final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the département (local administrative region) in which our company is registered as well as in the BALO, with prior notice having been given to the COB.

        In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda for the meeting. In an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within 10 days of the publication of the preliminary notice in the BALO by:

  •
  one or several shareholders holding a specified percentage of shares;

  •
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of our voting rights;

  •
  the workers' committee.

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

        Our statuts provide that, if our board of directors so decide it, the shareholders may participate in the shareholders' meetings by videoconference or by other means of telecommunication permitting shareholders' identification in accordance with the applicable laws and regulations.

10.2.5    Proxies and Votes by mail

        In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate and vote in general meetings either in person, by proxy or by videoconference or by any means of telecommunication which allow them to be identified.

        Proxies will be sent to any shareholder on request with, among other things, a draft of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy dated and signed without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

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

10.2.6    Quorum

        The French company law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail, by proxy or by videoconference or by any means of telecommunications which allows them to be identified to fulfill the quorum requirement for:

  •
  an ordinary general meeting, and

  •
  an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

        The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

        If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is duly reconvened, a further failure to establish a quorum will not prevent business being transacted. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail, by proxy or by videoconference or other means of telecommunication, which allows them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions, which were on the agenda of the adjourned meeting may be discussed and voted upon.

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

        Abstention from voting by those present in person or by videoconference or any means of telecommunication which allows them to be identified or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

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

10.4    Dividends

        We may only distribute dividends out of our "distributable profits," plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or our statuts. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French company law or our statuts.

10.4.1    Legal Reserve

        The French company law provides that French sociétés anonymes such as our company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 30, 2002, our legal reserve was € 4,941.94. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

10.4.2    Approval of Dividends

        According to the French company law, the board of directors may propose a dividend for approval by the shareholders at the general shareholders' meeting. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a shareholders' meeting is required.

        In addition, our statuts authorize our shareholders, in an ordinary general meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends either in cash or in our shares.

10.4.3    Distribution of Dividends

        If such a priority dividend is paid in full, dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the general meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting. We have not distributed any dividends during the past three fiscal years.

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

10.5    Changes in Share Capital

10.5.1    Increases in Share Capital

        As provided by French company law, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in our share capital may be effected by:

  •
  issuing additional shares,

  •
  increasing the nominal value of existing shares, or

  •
  creating a new class of equity securities.

        Increases in share capital by issuing additional securities may be effected by issuing such securities:

  •
  for cash,

  •
  for assets contributed in kind,

  •
  by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into our shares,

  •
  by capitalization of profits, reserves or share premiums,

  •
  upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe to our shares,

  •
  subject to various conditions, in satisfaction of debt incurred by our company, or

  •
  any combination of the above.

        Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See "Item 10.2. Shareholders' Meetings and Voting Rights."

        The shareholders may delegate the right to carry out any increase in share capital (other than for in-kind contribution) to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to the Chairman and/or Chief Executive Officer.

        Each time the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of our company and its subsidiaries or on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.

        On December 13, 2001, the shareholders authorized our board of directors for a period of 26 months to:

  •
  increase our share capital by issuing, with preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of € 3,186,000,

  •
  increase our share capital by issuing, without preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of € 3,186,000, to be deducted from the maximum amount referred to in the preceding bulletpoint, and/or

  •
  increase our share capital by capitalizing reserves, profits or premiums up to a maximum nominal amount of € 3,186,000 to be deducted from the maximum amount referred to in the first bulletpoint.

        On December 5, 2002, the shareholders authorized our board of directors, for a period of one year, to use the authorizations referred to above to increase the share capital in the context of a tender offer or exchange offer.

        Additionally, at the December 5, 2002 shareholders' meeting, the shareholders authorized the board of directors to increase the share capital up to an annual nominal amount equal to 400,000 new shares with a nominal value of € 0.54 per share through the issuance of shares or any other securities giving rights to subscribe to our share capital for those employees participating in the employee savings plan.

10.5.2    Decreases in Share Capital

        According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all shareholders must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

10.6    Preemptive Subscription Rights

        According to French company law, if we issue specific kinds of additional securities, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering of shares. These rights may also be listed on Euronext Paris.

        A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering of shares if they so choose.

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

        Shares held in bearer form are held on the shareholder's behalf in an account maintained by an accredited intermediary and are registered in an account, which the accredited intermediary maintains with Euroclear France. That account is separate from our company's share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our statuts permit us to request that Euroclear France provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.

        French company law states that shares held by any non-French resident may be held on the shareholder's behalf in a collective account or in several individual accounts by the intermediary. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of the shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the general shareholders' meetings by this intermediary.

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

10.9    Requirements for Holdings Exceeding Certain Percentages

        French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those thresholds, must notify the company within 15 calendar days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the CMF, within five trading days of the date it crosses the threshold.

        French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within 15 days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report. These requirements also apply to accredited intermediaries that hold shares on behalf of shareholders who are not French residents.

        Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who comes to own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

        In addition, our statuts provide that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than 2% of our share capital or voting rights must notify us within 15 days by registered mail, return receipt requested, of the number of shares it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of 2% or whole multiples of 2%. If a person does not comply with this notification requirement, one or more shareholders holding 2% or more of our share capital or voting rights may require a shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all shareholders' meetings for two years following the date on which the owner complies with the notification requirements.

        In order to permit shareholders or intermediaries to give the required notice, we must publish in the BALO, not later than 15 calendar days after the general shareholders' meeting, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two general shareholders' meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly avis (notice), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the CMF.

        If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to a € 18,000 fine.

        If the accredited intermediary which holds shares on behalf of a shareholder who is not a French resident does not comply with the above mentioned legal notification requirement, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met and the payment of the corresponding dividend is postponed until such date.

        In addition, if the accredited intermediary knowingly fails to comply with such legal notification requirement, a court located in the jurisdiction of the headquarters of the company may, at the request of the company or one or several shareholders representing at least 5% of the share capital of the company, deprive the shares in excess of the relevant threshold, of voting rights and possibly dividends for a period not to exceed 5 years.

10.10    Purchase of our own Shares

        Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

  •
  to reduce our share capital by canceling the shares we purchase, with our shareholders' approval at an extraordinary general meeting,

  •
  to provide shares to our employees under a profit-sharing plan or stock option plan, or

  •
  to acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided our shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) subject to the approval by the general shareholders meeting and the filing of a Note d'Information that has received the visa from the COB.

        We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase under either of the second or third case cited above, for an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

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

        Pursuant to the authorization granted by the shareholders' meeting held on December 5, 2002, our board of directors is authorized to repurchase up to 10% of our total outstanding share capital at a maximum price per share of € 6.89 and a minimum price per share of € 1.30 per share. The total amount of purchase may not exceed € 15 million. This authorization will expire on the date of the annual shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2003. The board may use this authorization for the purpose of implementing stock purchase plans for the benefit of our employees or executives or those of our affiliates; providing consideration in the context of an acquisition or an exchange of company shares (especially as part of external growth operations); delivering securities upon the exercise of convertible or exchangeable securities; stabilizing the price of our shares; purchasing and selling shares depending on market conditions and in compliance with the relevant regulations; and canceling shares, subject the adoption of a specific resolution by the extraordinary general meeting of shareholders. A note d'information was filed with the COB on November 20, 2002 and the COB has granted the visa number #02-1160.

        In addition, at the December 5, 2002 shareholders' meeting, the shareholders granted the board of directors the authorization to cancel some or all of the shares purchased under the share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization will expire on the date of the shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2003.

        Between July 1, 2000 and November 29, 2002, under authorization that our board of directors received from the shareholders on December 18, 2000 and December 13, 2001, we repurchased 1,137,956 shares for a total of € 2.2 million and sold 13,189 shares for a total of € 0.3 million. On November 29, 2002, we held 1,124,767 shares, or 5.66% of our share capital in treasury. We have not used any financial derivative instruments in relation to our share buy-back program.

10.11    Trading in our own Shares

        Under Règlement no. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

  •
  trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries,

  •
  any block trades may not be made at a price above the current market price, and

  •
  each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

        If a company's shares, such as our shares, have the status of cotation en continu (continuously quoted), then a trade must meet the following further requirements to be considered valid:

  •
  the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

  •
  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and

  •
  the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade.

        This last requirement applies only to trades in shares that, like our shares, are traded on the immediate settlement market and are not eligible for the deferred settlement service. Prescriptions regarding volume of purchases do not apply to purchase of securities on behalf of an issuer by a prestataire de services d'investissement ("an authorized investment firm") acting pursuant to a contrat de liquidité ("liquidity agreement") in conformity with a charte de déontologie ("code of ethics") that has been approved by the COB. The first code of ethics was adopted by the "Association française des entreprises d'investissement" (AFEI) and approved by the COB on February 13, 2001.

        If a company's shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

  •
  the trade must not account for more than 25% of the average daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade.

        However, there are two periods during which we are not permitted to trade in our own securities: the 15 day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

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

        A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the E.U. obtain an autorisation préalable (prior authorization), prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative (administrative notice), with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a French listed company's share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

10.13    Material Contracts

        See "Item 4. Information on the Company—Intellectual Property".

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

10.15    Other

        For other limitations affecting shareholders, please see "Item 10.7. Form, Holding and Transfer of Shares" and "Item 10.9. Requirements for Holdings Exceeding Certain Percentages."

10.16    French Taxation

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

10.16.1    Taxation on Sale or Disposal of Shares

        Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our company if both of the following apply to you:

  •
  you are not a French resident for French tax purposes, and

  •
  you have held not more than 25% of our company's droits aux bénéfices sociaux (dividend rights), at any time during the preceding five years, either directly or indirectly and, as relate to individuals, alone or with relatives.

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

        If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is € 3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

10.16.2    Taxation of Dividends

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to a tax credit, known as the avoir fiscal.

        The amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime;

  •
  25% of the dividend paid for the other shareholders who used the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who use the avoir fiscal as of January 1, 2002.

        In addition, if the distribution of dividends by us gives rise to the précompte (see "Item 10.17.3. The Précompte"), shareholders entitled to the avoir fiscal at the rate of 25% and then 15% will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%;

  •
  70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

        As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

        Please note that the French Finance Bill for 2003 provides that the amount of the avoir fiscal would be reduced to 10% of the dividend paid for shareholders other than the shareholders entitled to the avoir fiscal at the rate of 50% who will use the avoir fiscal as of January 1, 2003. Accordingly, the additional tax credit mentioned above would be increased to 80% of the précompte paid in cash by the distributing company for such shareholders entitled to use the avoir fiscal at the rate of 10%.

        Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents, and shareholders who are not resident in France are not eligible for the avoir fiscal. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

        The following countries, Territoires d'Outre-Mer (French overseas territories) and jurisdictions have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Cameroon(1) Canada Estonia Finland Gabon Germany(2) Ghana Iceland India	Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia Mali Malta Mauritius Mexico Namibia Netherlands New Zealand	Niger Norway Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom United States Venezuela	French Territotires d'Outre-Mer and others: Mayotte New Caledonia Saint-Pierre & Miquelon

(1)
France and Cameroon signed on October 28, 1999 a supplementary agreement to the France-Cameroon tax treaty dated October 21, 1976. According to such supplementary agreement, shareholders resident in Cameroon for the purpose of the France-Cameroon tax treaty will no longer be entitled to the avoir fiscal. This supplementary agreement has been adopted by France on August 6, 2002 but has not yet entered into force.
(2)
According to a common statement of the French and German tax authorities, German resident holders other than individuals are no longer entitled to the avoir fiscal. As regards German resident individuals a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has not yet been adopted but, when adopted, should apply retroactively as of January 1, 2002. German shareholders are urged to consult their own tax advisers in this respect.

        Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

  •
  a lower rate of withholding tax, generally 15%, and

  •
  a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

        Except for the United States, none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

        If these arrangements provided for by any of the above-listed treaties apply to a shareholder, we will generally withhold tax from the dividend at the lower rate, provided that the shareholder has established, before the date of payment of the dividend that he or she is entitled to the lower rate and has complied with the filing formalities. Otherwise, we must withhold tax at the full rate of 25%, and the shareholder may subsequently claim the excess tax paid.

        Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not.

10.16.3    The Précompte

        A French company must pay a tax known as the précompte to the French tax authorities if it distributes dividends which carry an avoir fiscal out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate; or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is 50% of the net dividends before withholding tax.

        A shareholder that is not a French resident for French tax purposes may generally obtain a refund of all or part of the précompte we actually pay in cash, net of applicable withholding tax, in two cases:

  •
  if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

  •
  if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the avoir fiscal.

10.16.4    Estate and Gift Tax

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

10.16.5    Wealth Tax

        You will not be subject to impôt de solidarité sur la fortune (French wealth tax) if both of the following apply to you:

  •
  you are not a French resident for French tax purposes, and

  •
  you own less than 10% of our company's capital stock, either directly or indirectly provided such ownership does not enable you to exercise influence on our company.

        If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

10.16.6    Taxation of U.S. Investors

        The following is a general summary of the material U.S. federal income tax and French tax consequences of owning and disposing of our shares or ADSs and applies to you if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

  1.
  You own, directly or indirectly or through attribution, less than 10% of our company's share capital or voting stock,

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

        Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons holding their shares or ADSs as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this report. Furthermore, this discussion is based upon current U.S. and French law and practice. This summary is subject to any changes to U.S. or French law or practice occurring after the date hereof. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Investors of our shares or ADSs should consult their own tax advisors concerning the U.S. federal, state and local tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

(i)    Taxation of Dividends

Withholding Tax and Avoir Fiscal

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to the avoir fiscal.

        The amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

  •
  25% of the dividend paid for the other shareholders who used the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

        In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

  •
  70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

        As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

        Please note that the French Finance Bill for 2003 provides that the amount of the avoir fiscal would be reduced to 10% of the dividend paid for shareholders other than the shareholders entitled to the avoir fiscal at the rate of 50% who will use the avoir fiscal as of January 1, 2003. Accordingly, the additional tax credit mentioned above would be increased to 80% of the précompte paid in cash by the distributing company for such shareholders entitled to use the avoir fiscal at the rate of 10%.

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

        If you are an eligible U.S. Holder, you may also be entitled to a payment from the French Treasury equal to the avoir fiscal, which you may claim by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. You will be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax on the avoir fiscal. As noted below, you will not receive this payment until after the close of the calendar year in which the dividend was paid. To receive the payment, you must submit a claim to the French tax authorities and attest that you are subject to U.S. federal income taxes on the payment of the avoir fiscal and the related dividend. For partnerships, estates or trusts, the partners, beneficiaries or grantors must make the attestation.

        Specific rules apply to the following:

  •
  tax-exempt U.S. pension funds, which include the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) of the Internal Revenue Code (qualified retirement plans), Section 403(b) of the Internal Revenue Code (tax deferred annuity contracts) or Section 457 of the Internal Revenue Code (deferred compensation plans), and

  •
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

        Subject to the discussion in "Passive Foreign Investment Company Status" below, for U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal, including any French tax withheld, will be included in your gross income as ordinary income when any such payment is received by you (or the depositary, if you hold ADSs), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

        Further, the amount of any dividend paid in euros, including any French tax withheld, will, for U.S. federal income tax purposes, be equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

        To the extent that any distributions paid exceed our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes, the distribution will be treated as follows:

  •
  First, as a tax-free return of capital, that will cause a reduction in the adjusted basis of your shares or ADSs in our company. This adjustment will increase the amount of gain, or decrease the amount of loss, which you will recognize if you later dispose of those shares or ADSs; and

  •
  Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

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

        The Précompte

        A French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes dividends, which carry an avoir fiscal out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate; or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is 50% of the net dividends before withholding tax.

        If you are not entitled to the full avoir fiscal, you may generally obtain a refund from the French tax authorities of any précompte paid by us with respect to dividends distributed to you. Under the U.S.-France income tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. You are entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or from the French Centre des Impôts des Non-Résidents, whose address is 9, rue d'Uzès, 75094 Paris Cedex 2, France.

        Subject to the discussion in "Passive Foreign Investment Company Status" below, for U.S. federal income tax purposes, the gross amount of the précompte will be included in your gross income as ordinary income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income). The amount of any précompte paid in euros including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the précompte is included in income which, for a U.S. holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

(ii)    Taxation of Capital Gains

        Subject to the discussion in "Passive Foreign Investment Company Status" below, if you are a resident of the United States for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

        In general, for U.S. federal income tax purposes, you will recognize capital gain or loss if you sell, exchange or dispose of your shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the share or ADS and your adjusted basis in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain or loss generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

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

  •
  you are domiciled in France at the time of making the gift, or at the time of your death, or

  •
  you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

(iv)    French Wealth Tax

        French wealth tax does not generally apply to shares or ADSs if the holder is a resident of the United States for purposes of the U.S.-France income tax treaty.

(v)    Passive Foreign Investment Company Status

        We believe, based on the review of our June 2002 year-end financial statements, and based upon the advice of Shearman & Sterling, our tax counsel, as to the legal requirements relating to passive foreign investments company ("PFIC") status, that we will be classified as a PFIC for U.S. federal income tax purposes for the year ended June 30, 2002. A non-U.S. corporation is classified as a PFIC for any taxable year, if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests) or at least 50% of the average value of its assets (determined on the basis of a quarterly average) consist of assets that produce, or are held for the production of, passive income.

        Our determination that we are a PFIC is based on a current valuation of our passive assets, such as cash, and our non-passive assets (including goodwill, which is derived from the market value of our shares and therefore is subject to change). The determination of whether we are or will continue to be a PFIC must be made annually as at the close date of each taxable year and is a function of all the facts and circumstances. Accordingly, it is possible that we may continue to be classified as a PFIC in future taxable years.

        If you are a U.S. holder of our shares or ADSs, the PFIC rules may subject you to potential adverse U.S. tax consequences. These consequences may include having gains realized on the disposition of shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares or ADSs. These adverse consequences may be alleviated or avoided if you determine to make an election (known as a "QEF election") with respect to InfoVista in the first taxable year in which you own our shares or ADSs and we are classified as a PFIC.

        If you are a U.S. holder of our shares or ADSs, you should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our shares or ADSs, and as to the effects and advisability of making a QEF election with respect to your InfoVista shares or ADSs. Further information regarding PFIC status and the QEF election is available on our official website at www.infovista.com. PLEASE BE ADVISED THAT EACH SHAREHOLDER MUST MAKE AN INDIVIDUAL DETERMINATION AS TO WHETHER TO MAKE A QEF ELECTION AND THE CONSEQUENCES THEREOF. ACCORDINGLY, THE COMPANY IS UNABLE TO GIVE YOU SPECIFIC ADVICE IN THIS REGARD, AND EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR.

(vi)    United States Information Reporting and Backup Withholding

        Dividend payments made to you and proceeds paid from the sale, exchange or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 30%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.16.7    Where You Can Find More Information

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

        Since we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to file semi-annual reports on Form 6-K. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549, and at its regional offices at 233 Broadway, New York, NY 10279 New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1    Currencies

        As our assets, earnings and cash flows are influenced by our foreign operations in the United States, the United Kingdom and the Asia-Pacific region, we are exposed to foreign currency risk. To date, we have not engaged in currency hedging, as we do not believe such activity would provide long-term benefits. We periodically reassess this policy.

        Most of our sales are denominated in euro and the euro is the most important currency influencing our costs. Our cash is primarily denominated in euro and U.S. dollars and all of our long-term debt is in euro. We hold modest amounts of cash in British pounds against outflows for short-term operational reasons.

        We estimate that a ten-percent adverse change between the euro and the U.S. dollar exchange rate would impact reported financial results for the fiscal year ended June 30, 2002 by approximately € 680,000. We estimate that a ten-percent adverse change between the euro and the British pound foreign exchange rate would impact reported financial results for the fiscal year ended June 30, 2002 by approximately € 85,000.

        In addition, we have an interest-free loan from ANVAR, and we would be exposed to interest rate risk if we were required to refinance this loan.

11.2    Financial Instruments

        The carrying amount and fair value of cash and cash equivalents, long-term receivables, and long-term debt are set forth below.

	As of June 30, 2002
	Carrying Amount	Fair Value
	(In thousands €)
Cash and cash equivalents	50,226	50,226
Deposits and other assets	843	603
Long-term debt	—	—
Current-portion of long-term debt	(305)	(305)

        The interest rate used to calculate the fair values of the above financial instruments was 5.27%.

        Long-term debt is repayable as follows:

	At June 30,
	2003	2004	2005	2006	2007	Fair value
	(In thousands €)
Long-term debt	305		—	—	—	305

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of InfoVista or any of its significant subsidiaries.

        To our knowledge, no payment of dividends is in arrears.

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

14.2    Use of Proceeds

        The registration statement for our initial public offering, Commission File Number 333-12160, was declared effective on July 7, 2000. Our initial public offering took place on July 7, 2000.

        We registered 6,900,000 common shares with a par value of € 0.54 at an offering price of $ 12.23. The aggregate price of the offering amount registered was $ 84.4 million. We sold 6,000,000 shares and the aggregate offering price of the amount sold was $ 73.4 million. The underwriters fully exercised the over allotment option of 900,000 shares.

        The proceeds derived from the listing of our shares on July 7, 2000 on the Nouveau Marché and on the Nasdaq in the form of American Depositary Shares totaled € 68.6 million ($ 68.1 million using noon buying rate on December 11, 2002), after deducting such fees and commissions.

        These proceeds have been used in the following manner during the fiscal year ending June 30, 2002:

  •
  support working capital requirements,

  •
  purchase of € 6.0 million marketable security (KLEBER 2006), and,

  •
  capital expenditures.

PART III

ITEM 15.    CONTROLS AND PROCEDURES

        There have been no significant changes in our internal controls since the beginning of fiscal year 2002.

ITEM 16.    [RESERVED]

ITEM 17.    FINANCIAL STATEMENTS

ITEM 18.    FINANCIAL STATEMENTS

ITEM 19.    EXHIBITS

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of October 23, 2002)
4.1
License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838)
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
8	Subsidiaries of the Registrant (see "Information on the Company—General Information Concerning the Share capital of the Company—Subsidiaries and Investments")
10.1	Consent of independent accountants

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of InfoVista SA

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of InfoVista SA and its subsidiaries (the "Company") at June 30, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Paris, France
July 23, 2002

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers

/s/ JEAN FRANCOIS CHATEL
Jean-François Châtel
Partner

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Year ended June 30,
	2002	2001	2000
Revenues
License revenues	€18,295	€19,548	€7,691
Service revenues	10,901	8,111	2,650

Total revenues	29,196	27,659	10,341
Cost of revenues
Cost of licenses	954	882	216
Cost of services (exclusive of non-cash compensation expense of € 83, € 146 and € 215, respectively)	5,953	5,893	2,540

Total cost of revenues	6,906	6,775	2,756

Gross profit	22,290	20,884	7,585
Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of € 129, € 309 and € 361, respectively)	16,600	16,574	8,589
Research and development expenses (exclusive of non-cash compensation expense of € 51, € 155 and € 231, respectively)	7,183	4,640	1,952
General and administrative expenses (exclusive of non-cash compensation expense of € 54, € 1,619 and € 600, respectively)	6,980	7,629	3,184
Stock compensation expense	317	2,229	1,407
Restructuring costs and consulting fee	2,377	—	—
Impairment charge for goodwill	1,841	—	—
Amortization of goodwill and intangibles	380	513

Total operating expenses	35,678	31,585	15,132

Operating loss	(13,388)	(10,701)	(7,547)
Other income (expense):
Interest income	2,005	3,105	116
Net foreign currency transaction (losses) gains	(673)	1,214	458
Other	130

Loss before income taxes and minority interest	(11,926)	(6,382)	(6,973)
Income tax expense	(12)	(2)	—
Minority interest	34	68	17

Net loss	€(11,904)	€(6,316)	€(6,956)

Basic and diluted loss per share	€(0.60)	€(0.34)	€(0.89)

Basic and diluted weighted average shares outstanding	19,733,253	18,851,731	7,772,868

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of June 30,
	2002	2001
ASSETS
Cash and cash equivalents	€50,226	€62,904
Marketable securities	5,513	—
Trade receivables, net of allowance of € 586 and € 632, respectively	8,040	9,289
Prepaid expenses and other current assets	2,222	2,565

Total current assets	66,001	74,758

Fixed assets, net	4,441	4,758
Licensed technology and advances, net	1,327	1,568
Goodwill and other purchased intangible assets, net	918	3,139
Deposits and other assets	843	777

Total non-current assets	7,529	10,242

Total assets	€73,530	€85,000

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables	€4,487	€3,708
Current portion of long-term debt	305	259
Accrued salaries and commissions	1,879	1,526
Accrued social security and other payroll taxes	709	763
Deferred revenue	3,624	4,465
Other current liabilities	1,847	1,262

Total current liabilities	12,851	11,983

Long-term debt	—	305
Other long term liabilities	61	143
Commitments and contingencies	—	—

Total non-current liabilities	61	448

Stockholders' equity
Common stock, par value of € 0.54 per share (19,866,560 and 19,641,414 shares authorized and issued, and 19,859,807 and 19,634,661 shares outstanding)	10,728	10,606
Capital in excess of par value of stock	85,839	85,717
Accumulated deficit	(34,584)	(22,680)
Unrealized losses on available for sale securities	(487)	—
Cumulative translation adjustment	(768)	(603)
Deferred compensation	(38)	(399)
Less common stock in treasury (6,753 shares), at cost	(72)	(72)

Total stockholders' equity	60,618	72,569

Total liabilities and stockholders' equity	€73,530	€85,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except for share and per share data)

	Number of preferred shares	Numbers of ordinary shares	Numbers of treasury shares	Preferred stock	Common stock	Treasury stock	Capital in excess of par value of stock	Accumulated deficits	Unrealized losses on available for sale securities	Cumulative translation adjustment	Deferred compensation	Total
Balance, June 30, 1999	7,901,214	13,769,415	0	€2,168	€3,779	€0	€7,186	€(9,408)	€0	€(286)	€(1,115)	€2,324

Issuance of common stock		2,800,000			768		6,091					6,859
Exercise of stock warrants		1,200,000			324		2,603					2,927
Exercise of employee stock options		188,326			51		7					58
Reverse stock split	(3,950,607)	(8,978,870)										0
Issuance of stock options							1,244				(1,244)	0
Stock compensation expense							355				1,053	1,407
Change in par value				(35)	(73)		108					0
Components of comprehensive income:
Net loss								(6,956)				(6,956)
Currency translation adjustment										(615)		(615)

Comprehensive income												(7,571)

Balance, June 30, 2000	3,950,607	8,978,871	0	2,133	4,849	0	17,594	(16,364)	0	(901)	(1,307)	6,004

Issuance of common stock		6,000,000			3,240		73,560					76,800
IPO fees and commissions							(8,150)					(8,150)
Preferred shares converted in ordinary shares	(3,950,607)	3,950,607		(2,133)	2,133		0					0
Exercise of stock warrants		526,039			284		1,237					1,521
Exercise of employee stock options		185,897			100		231					331
Reversal of deferred compensation related to forfeited stock options							(161)				161	0
Stock compensation expense							1,482				747	2,229
Purchase of treasury stock at cost			19,942			(434)						(434)
Common stock issued from treasury			(13,189)			362	(76)					286
Components of comprehensive income:
Net loss								(6,316)				(6,316)
Currency translation adjustment										298		298

Comprehensive income												(6,018)

Balance, June 30, 2001	0	19,641,414	6,753	0	10,606	(72)	85,717	(22,680)	0	(603)	(399)	72,569

Exercise of stock warrants		197,710			107		135					242
Exercise of employee stock options		27,436			15		25					40
Subscription of warrants							6					6
Reversal of deferred compensation related to forfeited stock options							(107)				107	0
Stock compensation expense							63				254	317
Unrealized losses on available for sale securities									(487)			(487)
Components of comprehensive income:
Net loss								(11,904)				(11,904)
Currency translation adjustment										(165)		(165)

Comprehensive income												(12,068)

Balance, June 30, 2002	0	19,866,560	6,753	€0	€10,728	€(72)	€85,839	€(34,584)	€(487)	€(768)	€(38)	€60,618

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except for share and per share data)

	Year ended June 30,
	2002	2001	2000
Cash flows from operating activities:
Net loss	€(11,904)	€(6,316)	€(6,956)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,211	811	222
Loss on disposal of fixed assets	362	—	—
Amortization of goodwill and intangibles	380	513	—
Impairment charge for goodwill	1,841	—	—
Amortization of licensed technologies and royalties advances	241	201	—
Stock compensation expense	317	2,229	1,407
Provision for bad debt	(3)	487	138
Minority interest	—	(53)	53
Changes in operating assets and liabilities:
Trade receivables	929	(247)	(8,574)
Prepaid expenses and other current assets	309	3,160	(4,857)
Deposits and other assets	(186)	(27)	(25)
Trade payables	853	(496)	3,490
Accrued expenses	416	1,269	1,403
Deferred revenues	(578)	(2,559)	5,722
Other current liabilities	624	(616)	139
Other long term liabilities	(82)	40	60

Net cash used by operating activities	(5,270)	(1,604)	(7,778)

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	—	(2,959)	—
Purchase of fixed assets	(1, 550)	(4,082)	(934)
Purchase of marketable securities	(6,000)	—	—
Purchase of licensed technologies and royalty advances	—	(1,769)	—

Net cash used by investing activities	(7,550)	(8,810)	(934)

Cash flows from financing activities:
Proceeds from issuance of debt	—	—	305
Payments of debt	(259)	(183)	(122)
Payments on acquired debt	—	(101)	—
Proceeds from exercise of stock options	241	331	58
Proceeds from subscription and exercise of stock warrants	46	1,521	2,927
Proceeds from issuance of common stock	—	68,650	6,859
Purchase of treasury stock	—	(434)	—
Proceeds from issuance of treasury stock	—	287	—

Net cash provided by financing activities	28	70,071	10,027

Net change in cash	(12,792)	59,657	1,315

Effects of exchange rate changes	114	297	(615)

(Decrease) increase in cash and cash equivalents	€(12,678)	€59,954	€700

Cash and cash equivalents at beginning of period	€62,904	€2,950	€2,250
Cash and cash equivalents at end of period	€50,226	€62,904	€2,950
Supplemental disclosure of non-cash transactions
Recognition of deferred compensation related to of stock option grants	€(63)	€(1,482)	€(1,244)
Reversal of deferred compensation on cancellation of related options	€107	€161	€—
Conversion of preferred stock to common stock	€—	€2,133	€—
Debt acquired through acquisition of business	€—	€101	€—

The accompanying notes are an integral part of the consolidated financial statements.

InfoVista SA

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1—SIGNIFICANT ACCOUNTING POLICIES

  Description of business

        InfoVista SA and its subsidiaries (the "Company") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, we provide service support for the installation, implementation, training and maintenance of our products. Our products are part of the software market segment known as Service Level Management ("SLM"). The Company markets its products to telecommunication companies, Internet Service Providers ("ISPs") and other IT intensive organizations. The Company maintains its headquarters in Les Ulis (outside Paris), France with subsidiaries located in Europe, North America and Asia.

  Principles of consolidation and basis of presentation

        The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. During the year ended June 30, 2002, InfoVista GmbH and TISS Intra GmbH were merged together as of January 1, 2002. During the year ended June 30, 2001, InfoVista BNL was created in December 2000, and InfoVista IBE in June 2001, while TISS Intra GmbH was acquired by InfoVista SA on December 2, 2000.

        Consolidated companies are the following as of June 30, 2002:

Company	Country of incorporation	% of ownership	Fiscal year of incorporation
InfoVista SA (parent)	France	—	—
InfoVista Corp.	USA	100.00	1997
InfoVista UK	Great Britain	100.00	1999
InfoVista GmbH	Germany	100.00	1999
InfoVista Asia-Pacific Pte Ltd	Singapore	69.19	2000
InfoVista BNL	Belgium	100.00	2001
InfoVista IBE	Spain	100.00	2001

  Foreign currency translation

        Generally, the functional currency of the Company and its subsidiaries is the applicable local currencies in accordance with Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation", while the Company's reporting currency is the euro.

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

  Cash, cash equivalents, and marketable securities

        The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company has classified its marketable securities as available-for-sale and recorded them at fair value with the unrealized gains and losses reported as a separate component of stockholders' equity.

  Trade receivables

        Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.

        During the years ended June 30, 2002, 2001, and 2000, the Company expensed € 318, € 487, and € 138, respectively to bad debt.

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

  Goodwill and other purchased intangible assets

        The Company records goodwill when the cost of net identifiable assets that it acquires in a purchase business combination exceeds their fair value. As of July 1, 2001, goodwill is no longer amortized in accordance with SFAS 142, "Goodwill and Other Intangible Assets" but prior to that date, Goodwill was amortized on a straight-line basis over five years. Identified intangible assets are amortized on a straight-line basis over their estimated useful lives.

        Goodwill and intangible assets are tested annually and whenever events or circumstances occur indicating these assets may be impaired. The purpose of these tests is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. The Company compares future undiscounted cash flows that are generated by the asset to its carrying value in order to initially test whether an impairment charge should be recognized. If the future undiscounted cash flows are lesser than the carrying value, the Company then performs a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value calculated using the present value of estimated expected future cash flows. The cash flow calculation is based on management's best estimates, using appropriate assumptions and projections at that time.

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

  Revenue recognition

        Revenues from sales of licenses to end-user clients are recognized generally when the Company receives a purchase order, delivers the software (assuming no significant obligations), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. The Company provides for allowances for estimated future returns from clients upon shipment. Prior to December 31, 1999, the Company recognized license revenues generated from sales through resellers when the Company received cash from a sale since, resellers had certain cancellation options. Subsequent to December 31, 1999, reseller contracts have been revised to exclude these cancellation options and, accordingly, the Company currently recognizes reseller license revenues on the same basis as for direct sales to end-user clients. The Company generally recognizes license revenues from original equipment manufacturers after receipt of a quarterly report of their sales made in that period.

        Customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance fees are automatically renewable for subsequent 12-month periods unless the client or the Company cancels. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. The Company defers revenues for maintenance services and recognize them rateably over the term of the maintenance agreement.

Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between resellers and the Company. End users either enter into a service contract directly with the Company or with a reseller. The Company generally receives no portion of the service revenues generated by a reseller.

        Since licenses are almost always sold with maintenance services, the Company recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the Company's policy are reflected as deferred revenues.

  Advertising costs

        Advertising costs are expensed as incurred.

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

  Fair value of financial instruments

        As of June 30, 2002 and 2001, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. As of June 30, 2002 and 2001, the fair value of long-term debt was € 0 and € 290, respectively, compared to book values of € 0 and € 305, respectively. As of June 30, 2002 and 2001, the fair value of long-term deposits and other non current assets was € 603 and € 614 respectively, compared to book values of € 843 and € 777 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

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

  Recent accounting pronouncements

        In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supercedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 further refines the requirements of SFAS 121, which required that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The Company will be required to adopt SFAS 144 beginning on July 1, 2002. The Company does not anticipate that the adoption of this statement will have a material impact on its financial position or results of operations or cash flows.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies the guidance in EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS 146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the financial position or results of operations of the Company.

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

2—SEGMENT INFORMATION

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

  Geographic areas

        The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

Revenue analysis

	Year ended June 30,
	2002	2001	2000
Europe
France	€6,003	€5,231	€3,782
Others	10,991	9,149	2,086

Total	16,994	14,380	5,868
Asia-Pacific	2,204	1,198	—
United States of America	9,998	12,081	4,473

Total sales to external customers	€29,196	€27,659	€10,341

Carrying amount of long-lived assets

        Long-lived assets reflect net fixed assets.

	As of June 30,
	2002	2001
Europe
France	€2,497	€2,342
Others	269	356

Total	2,766	2,698
Asia-Pacific	189	241
United States of America	1,486	1,819

Total carrying amount of long-lived assets	€4,441	€4,758

  Information about major customers

        No customer individually accounted for more than 10% of consolidated net revenues for the year ended June 30, 2002 and 2000. For the year ended June 30, 2001, revenues amounted to greater than 10% of total revenues for one customer, located in Germany for € 2,998.

3—INCOME TAXES

        The income tax expense consisted of:

	Year ended June 30,
	2002	2001	2000
Current income tax expense	€(12)	€(2)	€—
Deferred income tax expense	—	—	—

	€(12)	€(2)	€—

  Effective tax rate

        Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

	Year ended June 30,
	2002	2001	2000
Statutory tax rate in France	34.32%	35.32%	36.67%
Deferred tax assets on operating losses and temporary differences—Valuation allowance	(33.80)%	(67.27)%	(16.75)%
Effect of differences in foreign tax rates	(2.06)%	6.98%	(11.23)%
Permanent differences and others	1.64%	24.97%	(8.69)%

Effective tax rate	0.10%	0.00%	0.00%

3—INCOME TAXES (Continued)

  Deferred tax assets and valuation allowance

        For the years ended June 30, 2002, 2001 and 2000, the Company provided for a valuation allowance of € 12,073, € 10,570 and € 3,914 respectively, against net deferred tax assets primarily related to the net operating loss carry forwards.

        As of June 30, 2002, the approximate income tax effects of the temporary book to tax differences are as follows:

Deferred tax assets on tax loss carry forwards	€ 12,056
Deferred tax on temporary differences:
Depreciation	(110)
Deferred revenues	460
Others	(333)

Total	17

Total deferred tax assets	12,073
Valuation allowance	(12,073)

Net deferred tax assets	€ 0

  Net operating loss carryforwards

        As of June 30, 2002, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
2003	1,071
2004	567
2005	0
2006	1,671
2007	4,844
Between 2013 and 2023	17,754
No expiration date	7,983

Total net operating loss carryforwards	€ 33,890

        During the year ended June 30, 2001, fully reserved tax loss carry forwards of € 473 were acquired in the TISS's acquisition. Any subsequent recognition of the tax benefit for tax loss carry forwards related to the acquired company will be allocated first to reduce goodwill and then any other intangible assets identified during the purchase price allocation; any remaining tax benefit for tax loss carryforwards will thereafter be a reduction of tax expense.

        Fiscal years ended from June 30, 1996 to June 30, 2002 are subject to tax audit from the respective tax authorities in the countries where the Company's subsidiaries are incorporated. The Company's management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Company's financial position or results of operations.

        Loss before income taxes and minority interest was as follows:

	Year ended June 30,
	2002	2001	2000
France	€ (13,553)	€ (8,139)	€ (5,186)
Others	1,627	1,757	(1,787)

Total	€(11,926)	€ (6,382)	€ (6,973)

  Research-related tax credit

        As of June 30, 2002 and 2001, the Company had research-related tax credit receivables, net that amounted to € 409. Research-related tax credits are granted on the basis of the increase in qualifying research and development costs. These tax credits can be utilized to pay corporate income tax or they are reimbursed to the Company, within three years after the tax credits have been filed with the tax authorities.

4—MARKETABLE SECURITIES

        The Company maintains a liquid investment portfolio with the intention to support current operations and take advantage of investment opportunities. As a result, all marketable securities are considered to be available-for-sale and are classified as current assets. On January 17, 2002, the Company invested € 6,000 in an investment, KLEBER 2006 in which the Company has the ability to sell on a weekly basis before its maturity date at published market rates. KLEBER 2006 value is benchmarked against a collection of equity investments, but the original cost of € 6,000 is guaranteed if held to the maturity date, which is January 2006. As of June 30, 2002, marketable securities available-for-sale had an historical cost of € 6,000, unrealized losses of € 487, and fair value of € 5,513. No realized gains or losses on marketable securities available-for-sale have been included in net loss for the years ended June 30, 2002, 2001, and 2000.

5—FIXED ASSETS, NET

	As of June 30,
	2002	2001
Computers and hardware	€ 2,961	€ 2,784
Purchased software	1,295	1,034
Furniture and fixtures	945	1,093
Leasehold improvements	1,441	1,248

	6,642	6,159
Accumulated depreciation	(2,201)	(1,401)

	€ 4,441	€ 4,758

6—ACQUISITION OF TISS

      On December 2, 2000, the Company entered into an agreement to acquire all of the outstanding common shares of TISS Intra GmbH ("TISS"), a privately-held company that was an InfoVista Business Solution Integrator ("BSI") for over a year, implementing complete "SLM" solutions, including training, maintenance and support for clients such as AUDI, Concert, and Deutsche Telekom. Under the terms of the acquisition agreement, the Company assumed approximately € 1,896 of liabilities and paid approximately € 3,158 (includes € 125 of transaction costs) in cash to acquire TISS in January 2001. The transaction was accounted for under the purchase method of accounting. TISS's results of operations have been included in the Company's consolidated financial statements, from December 2000 (the date of the acquisition).

        During the year ended June 30, 2001, the Company finalized the purchase price allocation. A summary of this allocation of the purchase price was as follows:

Total net assets	€ (494)
Intangible assets:
Assembled workforce	220
Core technology	1,520
Goodwill	1,912
Total intangible assets	3,652

€ 3,158

        All of TISS's research and development efforts had reached technological feasibility before the acquisition date, therefore, no in-process research and development existed. Goodwill, which represented the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired, less liabilities assumed, was being amortized over the estimated life of five years up to June 30, 2001.

        In accordance with SFAS 142, the Company reclassified the carrying value of the workforce as of July 1, 2001 into goodwill. During June 2002, the Company performed the annual impairment test of goodwill carry value of € 1,841. As a result of economic conditions in Central Eastern Europe, the Company's future cash flows forecast for this reporting unit were lowered, which led to an impairment charge for the entire carrying value of the goodwill.

7—GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS, NET

	As of June 30,
	2002	2001
Goodwill	€ —	€ 1,912
Workforce	—	220
Existing technologies	1,520	1,520

	1,520	3,652
Accumulated amortization	(602)	(513)

	€ 918	€ 3,139

8—CAPITAL (PREFERRED STOCK, COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

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

        In June 1998, the Company authorized and issued 2,904,860 shares of its Series P Preferred Shares at par value of € 0.5488. The issuance included stock purchase warrants that allowed the holder to subscribe to additional Series P shares in the proportion of 0.18 shares for one warrant at an exercise price of € 1.76 for each preferred share. In April 1999, the warrants were exercised, which resulted in the issuance of 1,045,747 Series P shares, of which the Company received € 1,859 in proceeds.

        The Series P Preferred shares were automatically converted one for one, to Series O Ordinary shares on July 7, 2000 when the Company began trading on the Nouveau Marché.

  Common stock

        In December 1999, the Company raised € 6,859 of net proceeds from the private placement of 1,400,000 ordinary shares for € 4.90 per share.

        In May 2000, the Board of Directors of the Company approved a one-for-two reverse stock split effective immediately. Accordingly, the par value of the Company's stock has been increased from € 0.27 to € 0.54. The effect of the stock split has been reflected in the financial statements for all periods presented and earnings per share have been adjusted accordingly. All references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated with the exception of the statement of changes in stockholder's equity.

        On July 7, 2000, the Company completed an Initial Public Offering ("IPO") of 6,000,000 common shares in the form of American Depositary Shares on NASDAQ and Series O Ordinary shares on the Nouveau Marché of the Paris Bourse. The net proceeds, after related costs of issuance of shares of approximately € 8,150, amounted to approximately € 68,650.

  Stock options

        The Company has adopted four separate stock option plans (the "1996 Plan", the "1999 Plan", the "2000 Plan" and the "2001 Plan" or, collectively, the "Plans") pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors. Each option granted under the 1996 Plan, 1999 Plan or 2000 Plan entitles the option holder to acquire 0.5 shares of the Company's common stock at a specified price. Each option granted under the 2000 bis Plan or 2001 Plan entitles the option holder to acquire 1 share of the Company's common stock at a specified price.

        The 1996 Plan provided for the grant of stock options giving the right to subscribe for 250,000 shares. Under the terms of the 1996 Plan, stock options granted vest ratably over a period of four years, with 25% vesting on each year anniversary of the grant date, and expire five years from the date of grant.

        The 1999 Plan and 2000 Plan provided for the grant of stock options giving the right to subscribe for 1,126,000 and 750,000 shares, respectively. Under the terms of the 1999 Plan and 2000 Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, 2 1/2 year, and third year anniversary of the date of grant, and expire eight years from the date of grant.

        The 2001 Plan provided for the grant of stock options given the right to subscribe for 2,000,000 shares. Under the terms of the 2001 Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, 2 1/2 year, and third year anniversary of the date of grant, and expire 10 years from the date of grant.

        A summary of the status of the Company's options under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of June 30, 1999	873,500	€ 1.598

Granted	652,250	5.882
Forfeited	(20,500)	(2.424)
Exercised	(94,163)	(0.618)

Balance as of June 30, 2000	1,411,087	3.627

Granted	1,514,585	27.321
Forfeited	(242,692)	(28.946)
Exercised	(185,897)	(1.780)

Balance as of June 30, 2001	2,497,083	15.675

Granted	1,267,915	2.836
Forfeited/Cancelled	(1,229,861)	(26.626)
Exercised	(27,436)	(1.452)

Balance as of June 30, 2002	2,507,701	€ 3.969

        As of June 30, 2002, the Company had 1,189,585 options available to grant.

        The following table summarizes information concerning outstanding and exercisable options under the Plans as of June 30, 2002:

	Outstanding			Exercisable
Range of Exercise Prices/Share	Number of Shares	Weighted-Average Remaining Life (in Years)	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
From € 1.01 to 2.00	696,822	4.677	€ 1.754	665,285	€ 1.753
From € 2.01 to 5.00	1,485,679	9.130	3.044	349,343	3.252
From € 5.01 to 10.00	96,350	8.973	8.140	24,088	8.140
From € 10.01 to 20.00	192,600	7.029	11.618	79,650	11.847
Over € 20.01	36,250	7.989	32.715	9,063	32.715

Total	2,507,701	7.709	€ 3.969	1,137,429	€ 3.315

        The Company accounts for its stock options in accordance with the intrinsic value method of APB 25, "Accounting for Stock Issued to Employees," pursuant to which employees' stock based compensation expense is calculated at the measurement date (generally, the date of grant) as the difference between the fair market value of the Company's stock and the option exercise price. Stock based compensation expense is recognized over the related service period, which is generally the vesting period of the stock options. For the year ended June 30, 2002 and 2001, all stock options were granted at an exercise price equal to the market price at the date of grant, therefore, no compensation expense was recognized.

        The Company recognized stock compensation expense related to its stock options primarily granted before it's IPO of € 317, € 747 and € 1,052 for the years ended June 30, 2002, 2001 and 2000, respectively.

        On August 30, 2001, the Company offered to eligible employees the opportunity to renounce the right to the benefit from outstanding stock options to subscribe in Ordinary shares granted on or after September 1, 2000 under the 2000 Stock Option Plan and the 2001 Stock Option Plan, with an exercise price greater than 30 euros, for new stock options to subscribe in Ordinary shares, subject to the terms and conditions described in the Offer to Grant (Form TO filed with the SEC on August 30, 2001) Subject to the terms and conditions of this offer, the new options were granted on May 13, 2002. The number of new options granted to each eligible employee was equal to the number of the options that were cancelled. The Company did not incur any stock compensation expense, as a result of the stock option surrender and re-grant scheme.

  Stock purchase warrants

        The Company has granted warrants to certain members of executive management and certain investors. Each warrant entitles the holder to acquire 0.5 shares of the Company's common stock at a specified price.

        On June 30, 1998, the Company issued 1,000,000 warrants to certain members of management for aggregate consideration of € 15. Two warrants entitle the holder to purchase one common share of the

Company for € 1.22 per share. These warrants expire June 30, 2003. As of June 30, 2002, 969,998 of these warrants have been exercised and 2 have been cancelled. As of June 30, 2001, 574,578 of these warrants have been exercised and 2 have been cancelled.

        On December 9, 1999, and in connection with the issuance of common shares, the Company also issued to certain investors and members of management 1,600,000 warrants to purchase 800,000 ordinary shares at an exercise price of € 4.88 per share for aggregate consideration of € 24. These warrants were immediately fully vested and expire on December 8, 2004. No compensation expense will be recognized on the warrants issued to members of management, as the strike price equals the fair market value of the stock at the measurement date. As of June 30, 2002, 1,537,500 of these warrants have been exercised and 165,000 have been repurchased and cancelled. As of June 30, 2001, 1,537,500 of these warrants have been exercised and 5,000 have been repurchased and cancelled.

        On December 9, 1999, the Company also issued 300,000 warrants to purchase 150,000 ordinary shares to certain members of management for aggregate consideration of € 5. The exercise price of each of these warrants was determined based on the Company's ability to consummate an initial public offering at a stipulated price level. If the initial public offering were consummated at $ 14.00 per share or above, or if at the date of exercise of the warrant, the share price of the preceding trading day was at least equal to $ 14.00 or a shareholder or third party makes a firm written offer to purchase the majority of our shares for at least $ 14.00, the warrant holder would be able to purchase common stock for € 4.88 per share. Otherwise, the warrants may be exercised for a price of € 487.84 per share. During the first day of trading on July 7, 2000, the Company achieved the required $ 14 share price to allow exercise of these warrants for an exercise price of € 4.88 per share. Accordingly, € 1,482 of compensation expense was recognized in the first quarter of the 2001 fiscal year. As of June 30, 2001, 140,000 warrants have been exercised. The remaining 160,000 warrants expired, unexercised on June 30, 2001. Therefore, none of these warrants remain outstanding as of June 30, 2002 and 2001.

  Treasury Stock

        In December 2000, the General Meeting authorized a program of repurchase of our own shares (Note d'information, COB visa #00-1902) up to a limit of 10% of our capital. During the fiscal year ended June 30, 2001, pursuant to the aforementioned stock repurchase program, the company repurchased 19,942 shares for approximately € 434 and sold 13,189 shares that had been repurchased for approximately € 287.

  Sale of stock to employee

        On October 13, 1995, in connection with the sale of shares to third party investors, a shareholder's agreement between the founding shareholders of the Company and these third parties provided the founding shareholders with a right to repurchase certain of those shares (the "repurchase option") if specified valuation targets were met in future periods. In December 1998, the expiration date of the repurchase option was extended until June 30, 1999, and the exercise price of the repurchase option was increased for all founding shareholders that continued to hold unexercised options. In July 1999, two principal shareholders transferred shares acquired upon exercise of the repurchase option to certain employees and vendors at the repurchase option price. As that price was less than the fair value of the shares at that date, compensation expense of € 355 was recognized during the year ended June 30, 2000.

  SFAS 123 disclosures

        Had compensation cost for the Company's stock options and stock purchase warrants been determined in a manner consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net loss would have increased by € 14,124, € 11,034 and € 524 for each of the years ended June 30, 2002, 2001 and 2000, respectively. Net loss per share, on a basic and diluted basis, would have been € 1.32, € 0.92 and € 0.96 for each of the years ended June 30, 2001, 2000 and 1999, respectively.

        Information with respect to the Company's option grants and the computation of fair value, using the Black Scholes evaluation model method, follows:

	Year ended June 30,
	2002	2001	2000
Weighted average fair value of options granted	€ 2.218	€ 21.665	€ 1.707
Total fair value of options granted	€ 851	€ 32,813	€ 2,227
Weighted average assumptions
Expected holding period (years)	4.3	3.6	5
Risk-free interest rate	4.90%	4.79%	5.94%
Volatility	115.36%	135.19%	N/A
Expected dividend yield	N/A	N/A	N/A

9—EMPLOYEE RETIREMENT PLANS

  French employee retirement plan

        The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation as of June 30, 2002 and 2001 was immaterial.

  U.S. defined contribution plan

        The U.S. subsidiary has a contributory profit-sharing plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute an amount not to exceed the lesser of 15% of their compensation or U.S.$ 10. The company may make additional discretionary contributions that are allocable to those participants who are employed on the last day of the plan year and have completed at least 1,000 hours of service during the plan year. In the event that the plan is determined to be a "top-heavy plan" as defined by the Internal Revenue Code, annual employer contributions are required under a formula based upon the compensation of the plan participants.

        The subsidiary has made no contributions to the plan since inception.

10—DEBT

  ANVAR advance

        In 1996, the Company was granted a € 686 interest free cash advance by ANVAR (a French State organization to foster research). In June 2000, the Company was granted a new interest free advance by ANVAR for € 305 that will be due by December 2002.

        Debt consists of the following:

	As of June 30,
	2002	2001
ANVAR interest free loan, due June 2002	€ 0	€ 259
ANVAR interest free loan, due December 2002	305	305

	305	564
Less current portion	(305)	(259)

	€ 0	€ 305

11—RESTRUCTURING

      During the year ended June 30, 2002, the Company effected a reduction in its workforce of approximately 30 employees as part of its ongoing measures to better align operating expenses with revenues. As a result of the reduction in headcount and the adoption of the a plan to re-focus its commercial activities in the US and Germany, the Company adopted an office rationalization plan to consolidate and reduce its multiple Maryland office facilities into a single location in Columbia, Maryland, while closing down small satellite offices in Germany and reducing the size of the Munich office. As a result of these restructuring plans, the Company recorded a total restructuring charge of € 1,697 during fiscal year 2002, which included severance costs and other benefits for terminated employees and costs associated with exiting facilities of € 998 and € 699 respectively. Costs associated with exiting facilities included estimated sublease losses, representing the estimated excess of lease costs over sublease income, estimated sublease commissions and concessions, and other facility closing costs including rent expense while the office space is vacant.

        As of June 30, 2002, unpaid amounts of € 769 have been classified in other current liabilities in the accompanying consolidated balance sheet. Remaining cash expenditures relating to accrued restructuring costs will be substantially paid before the end of the first quarter of fiscal year 2003.

12—COMMITMENTS AND CONTINGENCIES

  Operating leases

        The Company leases its facilities and certain equipment under lease agreements expiring through December, 2011. Certain leases have renewal options to extend the lease periods up to an additional three to six years.

        As of June 30, 2002, future minimum rental payments under these leases, summarized by fiscal year, are as follows:

Year ending June 30,
2003	1,880
2004	1,631
2005	1,503
2006	1,389
2007	1,378
Thereafter	3,640

Total	€ 11,422

        For the years ended June 30, 2002, 2001, and 2000, the operating rent expenses were € 2,383, € 1,665, and € 270, respectively.

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

        Assuming the exercise of all options vested at June 30, 2002, the taxes payable for the Company would have amounted to € 69, calculated using the closing price of the shares on June 28, 2002. Depending on the future fluctuations of our share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to our employees, we believe that the sale of these shares by a significant number of our employees is improbable. Therefore, we have not recognized a provision for such taxes in our financial statements.

  Potential legal contingencies

        The Company has various lawsuits, claims, commitments and contingent liabilities arising from ordinary conduct of its business. However, they are not expected to have a material adverse effect on its operating results, financial position and cash flows of the Company.

13—RELATED PARTY TRANSACTIONS

        InfoVista sells licenses and services to ClarIteam. The Company's Chairman is a director of ClarIteam and the Chairman, other officers and investors of our Company are also significant shareholders of ClarIteam. For the years ended June 30, 2002, 2001 and 2000, the Company recognized revenues from sales to ClarIteam amounting to € 132, € 69 and € 0, respectively. As of June 30, 2002, the Company recorded trade payables to ClarIteam amounting to € 15.

        On February 8, 2001, the Company completed a Second Public Offering ("SPO"). Pursuant to which, certain InfoVista's shareholders sold 3,562,500 shares of our Company (including 464,674 shares as over-allotment option) in a public offering on the Nouveau Marché of Euronext and on NASDAQ (in the form of American Depositary Shares). As of June 30, 2002 and 2001 InfoVista recorded accounts receivables from officers and investors of our Company related to the Secondary Public Offering fees completed on February 8, 2001, amounting to € 0 and € 347, respectively. In addition, the Company recorded € 347 of income from administrative fees related to the services provided for the Secondary Public Offering.

        InfoVista sells licenses and services to 3Com, which has been a significant shareholder of InfoVista (ownership percentage between 3% and 5% during the years ended June 30, 2001 and 2000). For the years ended June 30, 2001 and 2000, the Company recognized revenues from sales to 3Com amounting to € 259 and € 602, respectively. As of June 30, 2001, the Company had no trade receivables from 3Com. Since May 2001, 3Com is no longer a shareholder of the Company.

        On December 1, 1998, the Company entered into a management consulting contract with an enterprise, Alain Tingaud Innovations EURL, which is operated by the Company's Chairman and Chief Executive Officer. For the year ended June 30, 2001, the Company paid management consulting fees of respectively € 76. The contract ended October 31, 2000.

14—SUBSEQUENT EVENTS

  Restructuring charges

        During the first quarter of fiscal year ending 2003, the Company intends to complete a plan to reduce its workforce by approximately 11 employees as part of its ongoing measures to better align operating expenses with revenues. As a result of the reduction in headcount and the adoption of a plan to re-focus its commercial activities in Central Eastern Europe, the Company has already adopted an office rationalization plan to further reduce its Munich office facilities. As a result of these restructuring plans, it is estimated that the restructuring charge should not exceed €1 million during the first quarter of fiscal year.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOVISTA SA
	By:	/s/ ALAIN TINGAUD Alain TINGAUD Chairman and Chief Executive Officer
Date: December 23, 2002

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

        I, Alain Tingaud, Chief Executive Officer of InfoVista, a société anonyme organized under French law, certify that:

  (a)
  I have reviewed this annual report on Form 20-F of InfoVista SA;

  (b)
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

  (c)
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

	By:	/s/ ALAIN TINGAUD Alain TINGAUD Chairman and Chief Executive Officer
Date: December 23, 2002

CERTIFICATION OF CHIEF FINANCIAL OFFICER

        I, Philippe Ozanian, Chief Financial Officer of InfoVista, a société anonyme organized under French law, certify that:

  (a)
  I have reviewed this annual report on Form 20-F of InfoVista SA;

  (b)
  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

  (c)
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

	By:	/s/ PHILIPPE OZANIAN Philippe OZANIAN Chief Financial Officer
Date: December 23, 2002

Exhibits Index

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of October 23, 2002)
4.1
License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838)
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
8	Subsidiaries of the Registrant (see "Information on the Company—General Information Concerning the Share capital of the Company—Subsidiaries and Investments")
10.1	Consent of independent accountants

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
*
Financial statement schedules are omitted because they are not applicable or because the information required.

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  3.1 Selected Financial Data
  3.2 Exchange Rate Information
  3.3 Risk Factors
  ITEM 4. INFORMATION ON THE COMPANY
  4.1 General Information Concerning the Company
  4.2 General Information Concerning the Share Capital of the Company
  4.3 Business Overview
  4.4 Industry Background
  4.5 The InfoVista Solution
  4.6 Strategy
  4.7 Description of our Business
  4.8 Products
  4.9 Products in Development
  4.10 Services
  4.11 Geographical Breakdown of Revenues
  4.12 End-users
  4.13 Sales and Marketing
  4.14 Strategic Relationships
  4.15 Competition
  4.16 Intellectual Property
  4.17 Insurance
  4.18 Communications
  4.19 Personnel
  4.20 Research and Development
  4.21 Facilities
  4.22 Legal Proceedings
  4.23 Seasonality
  4.24 Raw Materials
  4.25 Material Effect of Government Regulations
  4.26 Organizational Structure
  4.27 Industrial and Environmental Risks
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  5.1 Overview
  5.2 Recent Developments
INFOVISTA CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for share and per share data)
INFOVISTA CONSOLIDATED BALANCE SHEETS (In thousands)
  5.3 Revenues
  5.4 Cost of Revenues
  5.5 Operating Expenses
  5.6 Period-to-Period Variability
  5.7 Results of Operations
  5.8 Liquidity and Capital Resources
  5.9 The Euro
  5.10 Critical Accounting Policies
  5.11 Forward Looking Statements
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  6.1 Board of Directors
  6.2 Executive Officers
  6.3 Corporate Governance
  6.3.1 Audit Committee
  6.3.2 Compensation Committee
  6.3.3 Investment Committee
  6.4 (Reserved)
  6.5 Compensation of Directors and Executive Officers
  6.6 Options and Warrants to Purchase our Securities
  6.7 Employees
  6.8 Share ownership
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  7.1 Major Shareholders as of November 29, 2002
  7.2 Significant Changes to Shareholdings Over the Last Three Fiscal Years
  7.3 Related Party Transactions
  ITEM 8. FINANCIAL INFORMATION
  8.1 Consolidated Statements and Other Financial Information
  8.2 Legal Proceedings
  8.3 Dividend Policy
  8.4 Significant Changes
  ITEM 9. THE OFFER AND LISTING
  9.1 Markets
  9.2 Price History of the Stock
  9.3 General
  9.4 The Nouveau Marché
  ITEM 10. ADDITIONAL INFORMATION
  10.1 Memorandum and Articles of Association
  10.2 Shareholders' Meetings and Voting Rights
  10.3 Financial Statements and other Communications with Shareholders
  10.4 Dividends
  10.5 Changes in Share Capital
  10.6 Preemptive Subscription Rights
  10.7 Form, Holding and Transfer of Shares
  10.8 Liquidation Rights
  10.9 Requirements for Holdings Exceeding Certain Percentages
  10.10 Purchase of our own Shares
  10.11 Trading in our own Shares
  10.12 Ownership of Shares by Non-French Persons
  10.13 Material Contracts
  10.14 Exchange Controls
  10.15 Other
  10.16 French Taxation
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  11.1 Currencies
  11.2 Financial Instruments
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  14.1 Material Modifications to the Rights of Security Holders
  14.2 Use of Proceeds
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
PART III
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. [RESERVED]
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for share and per share data)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands, except for share and per share data)
InfoVista SA NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except for share and per share data)
SIGNATURE
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER
  Exhibits Index