Form 20-F
period 2003-06-30
INFOVISTA SA
filed 2003-10-23
CIK 1117064

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 23, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-30838

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

Ordinary shares	18,038,003

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

        Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☒  Item 18

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
	3.1	Selected Financial Data
	3.2	Exchange Rate Information
	3.3	Risk factors
ITEM 4.	INFORMATION ON THE COMPANY
	4.1	General Information concerning the Company
	4.2	General Information concerning the Share Capital of the Company
	4.3	Business Overview
	4.4	Industry Background
	4.5	The InfoVista solution
	4.6	Strategy
	4.7	Products
	4.8	Products in Development
	4.9	Services
	4.10	Geographical Breakdown of Revenues
	4.11	End-users
	4.12	Sales and Marketing
	4.13	Strategic Relationships
	4.14	Competition
	4.15	Intellectual Property
	4.16	Insurance
	4.17	Communications
	4.18	Personnel
	4.19	Research and Development
	4.20	Facilities
	4.21	Legal Proceedings
	4.22	Seasonality
	4.23	Raw Materials
	4.24	Material Effect of Government Regulations
	4.25	Industrial and Environmental risks
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5.1	Overview
	5.2	Recent Developments
	5.3	Revenues
	5.4	Cost of Revenues
	5.5	Operating Expenses
	5.6	Period-to-Period Variability
	5.7	Results of Operations
	5.8	Liquidity and Capital Resources

	5.9	Critical Accounting Policies
	5.10	Forward Looking Statements
	5.11	Off-balance Sheet Commitments
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6.1	Board of Directors
	6.2	Executive Officers
	6.3	Corporate Governance
	6.4	(Reserved)
	6.5	Compensation of Directors and Executive Officers
	6.6	Options and Warrants to Subscribe/Purchase our Securities
	6.7	Employees
	6.8	Share Ownership
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7.1	Major Shareholders as at September 25, 2003
	7.2	Significant Changes to shareholdings over the last three fiscal years
	7.3	Related Party Transactions
ITEM 8.	FINANCIAL INFORMATION
	8.1	Consolidated Statements and Other Financial Information
	8.2	Legal Proceedings
	8.3	Dividend Policy
	8.4	Significant Changes
ITEM 9.	THE OFFER AND LISTING
	9.1	Markets
	9.2	Price History of the Stock
	9.3	General
	9.4	The Nouveau Marché
ITEM 10.	ADDITIONAL INFORMATION
	10.1	Memorandum and Articles of Association
	10.2	Shareholders' Meetings and Voting Rights
	10.3	Financial Statements and Other Communications with Shareholders
	10.4	Dividends
	10.5	Changes in Share Capital
	10.6	Preemptive Subscription Rights
	10.7	Form, Holding and Transfer of Shares
	10.8	Liquidation Rights
	10.9	Requirements for Holdings Exceeding Certain Percentages
	10.10	Purchase of Our Own Shares
	10.11	Trading in Our Own Shares
	10.12	Ownership of Shares by Non-French Persons
	10.13	Material Contracts
	10.14	Exchange Controls
	10.15	Other
	10.16	French Taxation

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

        The table below sets forth selected consolidated financial data as of and for each of the five years ended June 30, 2003, 2002, 2001, 2000 and 1999. The data for the years ended and at June 30, 2003, 2002, 2001, 2000 and 1999 are derived from our consolidated financial statements, which have been audited by independent accountants, PricewaterhouseCoopers. The audited consolidated financial statements for the years ended June 30, 2003, 2002 and 2001 appear elsewhere in this report.

        All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. GAAP. For your convenience, we have also presented United States of America ("U.S.") dollar amounts, calculated at the rate of U.S. $1.00 = €0.8701 (€1.00 = U.S. $ 1.1493), which was the noon buying rate on September 25, 2003.

	Year ended June 30
	2003	2003	2002	2001	2000	1999
	$	€	€	€	€	€
	(In thousands, except for share and per share data)
Consolidated Statement of Income and Comprehensive Income Data:
Revenues
License revenues	15,224	13,246	18,295	19,548	7,691	1,615
Service revenues	14,109	12,276	11,108	8,350	2,650	1,190

Total revenues	29,332	25,522	29,403	27,898	10,341	2,805
Cost of revenues (exclusive of non-cash compensation expense of $6, €5, €83, €146, €215 and €32 respectively)
Cost of licenses	1,050	914	954	882	216	67
Cost of services	7,143	6,215	6,159	6,132	2,540	1,564

Total cost of revenues	8,193	7,129	7,113	7,014	2,756	1,631

Gross profit	21,139	18,393	22,290	20,884	7,585	1,174
Operating expenses:
Selling and marketing expenses (exclusive of non-cash compensation expense of $28, €24, €129, €309, €361 and €43 respectively)	18,978	16,513	16,600	16,574	8,589	2,807
Research and development expenses (exclusive of non-cash compensation expense of $7, €6, €51, €155, €231 and €38 respectively)	8,086	7,036	7,183	4,640	1,952	1,063
General and administrative expenses (exclusive of non-cash compensation expense of $3, €3, €54, €1,619, €600 and €441 respectively)	5,938	5,167	6,980	7,629	3,184	1,689
Stock compensation expense	44	38	317	2,229	1,407	554
Restructuring costs and consulting fee	1,827	1,590	2,377	—	—	—
Write-off of goodwill	—	—	1,841	—	—	—
Amortization of goodwill and purchased intangibles assets	437	380	380	513	—	—

Total operating expenses	35,311	30,724	35,678	31,585	15,132	6,113

Operating loss	(14,172)	(12,331)	(13,388)	(10,701)	(7,547)	(4,939)

Other income	968	842	1,462	4,319	574	464

Loss before income taxes and minority interest	(13,204)	(11,489)	(11,926)	(6,382)	(6,973)	(4,475)
Income tax (expense) benefit	(41)	(36)	(12)	(2)	—	13
Minority interest	—	—	34	68	17	—

Net loss	(13,246)	(11,525)	(11,904)	(6,316)	(6,956)	(4,462)
Other comprehensive (loss) gain, net of tax:
Foreign currency translation adjustments	(425)	(370)	(164)	297	(615)	(258)
Unrealized losses on available for sales securities	387	337	(487)	—	—	—

Comprehensive loss	(13,284)	(11,558)	(12,555)	(6,019)	(7,571)	(4,720)

Basic and diluted loss per share	(0.70)	(0.61)	(0.60)	(0.34)	(0.89)	(0.65)
Basic and diluted weighted average shares outstanding	18,843,308	18,843,308	19,733,253	18,851,731	7,772,868	6,884,708
Other Financial Data:
Purchase of fixed assets	(807)	(702)	(1,550)	(4,081)	(788)	(423)
Net cash used by operating activities	(8,635)	(7,513)	(5,270)	(1,604)	(7,778)	(3,477)
Depreciation and amortization	2,114	1,839	1,832	1,525	222	142

	As of June 30,
	2003	2003	2002	2001	2000	1999
	$	€	€	€	€	€
	(In thousands, except for share and per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	43,558	37,900	50,226	62,904	2,950	2,250
Working capital (current assets less current liabilities)	45,605	39,681	53,150	62,775	4,649	1,470
Fixed assets, net	4,079	3,549	4,441	4,758	1,156	529
Total assets	67,157	58,433	73,530	85,000	20,146	5,415
Total current liabilities	13,727	11,944	12,851	11,983	13,421	2,606
Total non-current liabilities	82	71	61	448	668	485
Shareholders' equity	53,348	46,418	60,618	72,569	6,004	2,324
Capital stock(1)	11,669	10,153	96,495	96,252	24,560	13,100

(1)
inclusive of common stock, preferred stock and capital in excess of par value of stock

3.2    EXCHANGE RATE INFORMATION

        In this report, all references to the "euro" or "€" are to the lawful currency of the French Republic and certain other member states of the European Union ("E.U.") participating in the European Monetary Union. Beginning January 1, 2002, the participating member states have issued new euro-denominated bills and coins for use in cash transactions. On February 17, 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins are no longer legal currency for any transaction. All references to the "U.S. dollar" or "$" are to the lawful currency of the U.S. and all references to the "French franc" are to the former lawful currency of the French Republic.

        For your convenience, this report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of $1.00 = €0.8701, the noon buying rate in euros on September 25, 2003. The noon buying rate is the exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate.

        On March 10, 2000, we changed our share capital to euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depository Shares, ("ADSs") on the Nasdaq National Market ("Nasdaq").

        In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows the euro/U.S. dollar exchange rate based on the noon buying rate expressed in euros per $1.00.

	Period end rate	Average rate(1)	High	Low
euro/U.S. dollar
September 2003 (through September 25, 2003)	1.15	1.12	1.15	1.08
August 2003	1.09	1.11	1.14	1.08
July 2003	1.13	1.14	1.15	1.11
June 2003	1.14	1.17	1.19	1.14
May 2003	1.18	1.16	1.19	1.12
April 2003	1.11	1.08	1.70	1.06
Year ended June 30,
euro/U.S. dollar
2003	1.14	1.05	1.19	0.96
2002	1.00	1.12	1.19	1.00
2001	1.18	1.12	1.21	1.05
2000	1.05	1.01	1.12	0.92
1999(2)	0.97	1.11	1.18	1.05

(1)
The average of the noon buying rate on the last business day of each month during the relevant period.
(2)
A conversion rate of euro per U.S. dollar has been provided for fiscal year 1998, prior to the introduction of the euro on January 1, 1999, by dividing the corresponding French franc exchange rate by 6.55957, the official French franc euro conversion rate established on January 1, 1999.

3.3    RISK FACTORS

        You should carefully consider the following factors and the other information in this report before deciding to invest in our shares.

3.3.1    Risks Related to our Business

Our limited operating history makes it difficult for investors to predict how our business and our future operating results will develop

        We began our current activities in 1995. From that time, we have been developing the technology that forms the basis of our products. We began generating sales from early versions of our base product, the InfoVista Engine (now InfoVista Production/Workshop), in May 1997.

        Accordingly, we have a limited operating history as a developer and provider of service level management ("SLM") products upon which an evaluation of our business and prospects can be based. We face many of the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry. In addition, because of our limited operating history, we have limited experience and insight into trends that may emerge and affect our business.

We have incurred losses, we may continue to incur losses and we cannot guarantee that we will achieve profitability

        Since we began our current activities in 1995, we have experienced operating losses in each quarter. We had net losses of €11.5 million, €11.9 million and €6.3 million for the fiscal years 2003, 2002, and 2001, respectively. As of June 30, 2003, cumulative losses amounted to €46.1 million.

        Our current business plan targets profitability in fiscal year 2005, although we may experience one or more profitable quarters during fiscal year 2004. We cannot guarantee that we shall attain this target of profitability and if we do achieve it, we may not be able to sustain or increase profitability in the future. In particular, our ability to attain this target would be harmed if the current economic downturn deepens or in certain acquisition scenarios, as discussed in the risk factor "Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position". We expect our operating expenses to remain stable, therefore, to achieve and maintain profitability in light of stabilization in operating expenses, we shall have to increase revenues. We cannot assure you that our revenues will increase. If we do not increase revenues, we could experience losses and our operating results could be seriously harmed. We are also subject to legal limitations on our use of net operating loss carry forwards for tax purposes.

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

  •
  the mix of sales of our licenses and services in Europe, the Americas, in Asia-Pacific and elsewhere;

  •
  costs related to acquisitions of technology or businesses;

  •
  customer budget cycles and changes in these cycles;

  •
  deferrals of customer orders in anticipation of software enhancements or new software;

  •
  our ability to attract, retain and motivate qualified personnel; and

  •
  changes in general economic and political conditions.

        Our business has experienced and may continue to experience significant seasonality. Sales of our products and services in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. In addition, the typical timing of budget and investment spending at our clients for the quarter ending March 31 has historically experienced an adverse seasonal effect. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

        As we tend to focus on larger business accounts, the average size of individual client orders shall be significant compared to our revenues. As a result, a delay in receiving an order, even from just one account, could have a significant negative impact on our quarterly operating results. Finally, because of the structure of our sales incentives and our clients' budgeting procedures, we typically realize a significant portion of software license revenues in the last month of a quarter, frequently in the last weeks or even days of a quarter. Software license revenues in any quarter are difficult to forecast because they are substantially dependent on orders booked and shipped in that quarter. A delay in an anticipated sale past the end of a particular quarter could therefore negatively impact our operating results for that quarter.

Because we rely on the InfoVista product line and related services for the majority of our revenues today, our failure to commercialize them successfully or to offer other products could weaken our competitive position and adversely affect our results of operations

        We currently derive the majority of our revenues from licensing fees and services related to our InfoVista product family, which includes the InfoVista Runtime Server, the InfoVista Production Server, VistaViews, VistaPortal Standard Edition, VistaMart, VistaPortal, and additional products. As we acquire companies or businesses, we shall have additional products in our range. We expect that revenues from our product line and related services will continue to account for a substantial part of our revenues for the foreseeable future.

        Any factor adversely affecting sales or pricing levels of these products could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that market acceptance of our products will increase or even remain at current levels. Factors that may affect the market acceptance of our products include the availability and price of competing products and technologies and the success of our sales efforts and those of our marketing partners. Our future performance will also depend in part on the successful development, introduction and market acceptance of new and enhanced products. We cannot assure you that any such new or enhanced products will be successfully developed, introduced and marketed, and failure to do so would have a material adverse effect on our business, results of operations and financial condition. Furthermore, in order to be successful in this emerging market, we must be able to differentiate ourselves from our competitors through our products and service offerings and brand name recognition. We may not be successful in differentiating ourselves or achieving widespread market acceptance of our software and services. In addition, organizations that have already invested substantial resources in other methods of managing their computer hardware and software systems may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing management systems. Broad market acceptance of these products is, therefore, critical to our future success.

Our markets are highly competitive and we may not be able to compete effectively

        Our software is designed for use in the rapidly evolving and highly competitive SLM market, where competition is intense. Our failure to maintain and enhance our competitive position could seriously harm our ability to license our products and sell our services and, therefore, our operating results. Our primary source of competition comes from suppliers of comparable products. For sources of actual or potential competition please see "Item 4.15. Competition".

        Moreover, we anticipate that our competitors will introduce additional competitive products, particularly if demand for network management software products increases, which may reduce future market acceptance of our products. In addition, new competitors could enter the SLM market and offer alternative products, which may impact the market acceptance of our products. This could result in price reductions, reduced gross margins and loss of market share. Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we have. Many of these companies also have more extensive client bases and broader client relationships than we have, including relationships with many of our current and potential clients. Moreover, some of these companies have more established customer support and professional services organizations than we have. We cannot assure you that we will be able to compete effectively against our current and future competitors.

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

        Our ability to attract new clients depends on a variety of factors, including the reliability, security, flexibility, scalability, price and cost-effectiveness of our software and services as well as our ability to market our software and services effectively. In the enterprise market, competition is even more intense. Our ability to attract new enterprise clients shall largely depend on our ability to release cost effective solutions that contain "plug and play" features along with solutions that address performance management reporting on the application level.

Our failure to obtain additional large clients could cause our revenues to decline

        For the years ended June 30, 2003, 2002 and 2001, our five largest clients accounted for approximately 22.9%, 26.3% and 26.3%, respectively, of our total revenues and our ten largest clients accounted for approximately 34.8%, 38.1% and 34.9%, respectively, of our total revenues. We anticipate that revenues from large contracts with a small number of clients will continue to be an important part of our operating results in any given period.

        We expect that the composition of that small group of clients will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large clients on an ongoing basis. Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results.

Because our revenues depend on service providers, including telecommunications companies, adverse trends in these clients' markets could have a material adverse effect on our results of operations

        For the year ended June 30, 2003, we generated approximately 66.6% of our total revenue from end-users in the service provider industry, which includes telecommunications companies, Internet Service Providers ("ISPs"), Application Service Providers ("ASPs") and outsourcers of IT services such as Management Service Providers ("MSPs"). A significant portion of our revenues is expected to continue to be attributable to sales of products to telecommunications clients. Our future performance depends significantly upon the telecommunications market. In particular, if the willingness of the telecommunication sector to use our solutions for internal purposes or to incorporate our solutions into their product or service offerings decreased, our business would be harmed.

        Accordingly, if the economic downturn continues to affect this market into the foreseeable future, it could have harmful effects on our business, operating results and financial condition. It could also affect our ability to collect payments due from clients. The actual or potential insolvency of any of our telecommunications clients could cause us to recognize provisions for doubtful accounts or defer additional revenues on new sales. Any of these events could have a material adverse effect on our business, operating results and financial condition.

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

        If we are unable to maintain the third-party software licenses, we could face delays or reductions in our product shipments until equivalent software is developed internally or is identified, licensed from third parties and integrated with our software. Any such delays or reductions would have a material adverse effect on our business, operating results and financial condition. In addition, the inability of these third parties to enhance their products in a timely and cost-effective manner in response to changing client needs, industry standards or technological developments could adversely affect our business. Any of these events could result in shipment delays or reductions in the sale of our software and could require us to redesign our products. Furthermore, we might be forced to limit the features available in our current or future software products. Either alternative could seriously harm our business, operating results and financial conditions.

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

Defects in our products could harm our reputation and expose us to potential liability

        Software products such as ours often contain errors or defects when first introduced or when new versions or enhancements are released. If errors or defects are discovered in our current or future products, we may not be able to correct them in a timely manner, or at all. We believe that we maintain adequate worldwide product liability insurance. However, any insurance would only offset financial consequences borne by third parties and not the cost of correcting significant errors or defects. We may therefore need to expend significant capital resources in order to eliminate or work around errors and defects.

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

        Our products are complex, and new products and product enhancements may require long development periods. We may not be able to develop new products or enhance or modify our existing products or may experience delays in new product releases in the future.

        We will need to develop and introduce new products and make enhancements to our existing products. We consider that it is essential that we manage to develop new technologies, or to develop and deploy new product releases or enhanced products on a timely basis, in order to maintain our level of revenues as well as our market perception.

Our products have a long and variable sales cycle making it difficult to determine if and when a sale will occur

        Our products have a long and variable sales cycle, which is typically between four and nine months in duration. The reasons for the long sales cycle include the following:

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

Our failure to adequately protect our intellectual property could harm our competitive market position

        Our success depends upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Our failure to protect our technology adequately may lead to the development of similar technology by third parties and reduce our software license revenues. We have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the U.S., with two U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. A third patent is pending registration (application was filed in France on December 7, 2001 and extension in the U.S. was requested on December 6, 2002). We have registered the trademark "InfoVista" in a number of countries, including Europe (as a Community Trademark) and the U.S., and have trademark applications pending in a number of jurisdictions.

        Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs to us and the diversion of resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable. If we do not receive a particular patent, our competitors will not be restricted from developing and operating independently technology that is similar to any of our unpatented technology. If we do not receive a trademark registration, we can still use that trademark, but our rights may be weaker than if it were registered. In addition, we have acquired some of the technology underlying our software internationally, and we sell our software internationally, and the laws of many countries do not protect our proprietary rights to the same extent as the laws of the U.S. and Europe.

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

  •
  obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all; or

  •
  redesign our products, which could be costly and force us to interrupt product licensing and releases, or might not be feasible at a reasonable cost or at all.

Our inability to maintain and establish new relationships with strategic partners and other indirect sales relationships could cause our revenues to decline

        Our sales strategy requires that we establish and develop long-term relationships through indirect sales channels. Our indirect sales channels include systems integrators who offer IT integration and project management services to their customers and provide our products as a part of a broader solution; original equipment manufacturers ("OEMs"), who incorporate our products into their own products; and technology consultants who are typically providing wide ranging consulting services to their clients and refer those clients either directly to us or to one of our systems integrators for the supply of products and/or services. We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing. We intend to continue to develop new relationships with indirect sellers and strategic marketing partners. Our success will depend in large part on our ability to develop and maintain these additional relationships and on the performance and success of these third parties. We may not be able to further develop and fully benefit from our existing relationships. In addition, we have established these relationships recently, and we cannot predict the extent to which our indirect channels will be successful in marketing our products or the degree to which we will be able to develop compatible products or successful joint market programs.

        If we are unable to establish and maintain these new relationships, our future sales volume may decline. Our current agreements with our strategic marketing partners and indirect channels do not prevent them from selling products of other companies, including products that may compete with our products. These strategic marketing partners and indirect channels could give higher priority to another company's software or to their own products than they give to ours. In addition, we generally sell our products to our indirect channels at a higher discount than direct sales. As a result, an increase in sales through indirect channels would reduce our net revenues.

Our inability to hire and retain research and development engineers, sales persons and qualified service personnel would limit our revenue growth

        We believe that research and development is at the core of our business. We need engineers to develop the programs that address our customers' needs. Our engineers must not only develop new products, but also upgrade existing products and solve any problems that may arise with our software. There is intense competition for qualified personnel in the software industry and relatively few people with the highly specialized technical training and experience that we require. Our inability to hire engineers may delay the development, launch and update of our products. Our reputation and revenues could be harmed by these types of delays.

        To date, we rely upon our sales force for a significant portion of our revenues. Competition for qualified sales personnel is intense, and we may not be able to hire as many qualified individuals as we may require in the future. In addition, we may not be successful in managing an expanded sales force or in increasing its productivity. Because sales personnel need to be experienced in our market, it may require extensive training and it may take six months or longer to achieve full productivity. It is important that we retain experienced sales people in order to maintain the quality of service and volume of sales. These factors may have an adverse effect on our ability to manage and optimize our sales force in order to increase sales.

        We believe that growth in our product license revenues depends in part on our ability to provide clients with the required professional services and to educate third-party resellers on how to provide similar services. However, competition for such personnel is also very intense, and if we are unable to attract, train or retain high caliber staff that our business needs, our reputation, customer satisfaction and revenues could be harmed.

Our inability to hire and retain key personnel would slow our growth

        Our business is dependent on our ability to hire, retain and motivate highly qualified senior management and other key personnel. Our performance is substantially dependent on the performance of key technical and senior management personnel. We do not maintain key life insurance policies on any of our employees. Qualified individuals are in high demand and we may not be able to attract the personnel we need. The loss of the services of any of our senior management or our inability to attract qualified additional personnel could harm our business.

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

Our business may be harmed by incidents of and consequences of acts of domestic and international terrorism, war and revolutions

        The unstable political environment that preceded the war between the U.S. and Iraq in February 2003 had a negative impact on us. Capital investment decisions of certain clients were frozen temporarily during that period.

        Any future similar events or domestic or international conflict, terrorism, war or revolution may have further adverse consequences for our business.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position

        In order to remain competitive, we may acquire additional businesses, products or technologies. We are pursuing and will continue to pursue potential acquisition projects in upcoming months. Regarding such acquisition candidates, we may not be successful in negotiating the terms of an acquisition, financing an acquisition or effectively integrating an acquired business, product or technology into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will divert significant management time and resources.

        If we consummate any significant acquisitions using stock or other securities as consideration, shareholder equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. In addition, we may be required to amortize and/or write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could seriously harm our financial results. If we acquire a loss-making company, the acquisition may increase our losses and will affect our profitability targets and our operating results. If we perform due-diligence procedures for potential acquisitions that are not consummated, the external advisors costs incurred will increase our general and administrative expenses and affect our profitability target and operating results.

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

        If adequate funds are not available on acceptable terms, we may be unable to fund our operating activities or take advantage of acquisition or other opportunities, which could seriously harm our business and operating results. If we issue debt, the debt holders would have rights senior to shareholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, shareholders may experience dilution.

We are incurring compensation and other costs relating to our stock option plans and warrants, which adversely affects our margins and our results of operations and may increase our tax liability

        We have granted stock options to our employees on various occasions. Under U.S. GAAP, some of these grants, issues or sales are treated as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately €2.6 million in stock compensation expense for years ended June 30, 2003, 2002 and 2001. We do not expect significant costs associated with these plans for the fiscal year 2004.

        In addition, French fiscal law allows for a favorable tax regime for stock options provided that, among other considerations, the shares resulting from the exercise of stock options, by employees who were resident in France at the date of grant, are not sold for a period of either four or five years (depending upon the deemed date of grant) from the date of grant of the stock options. Our existing stock option plans are not structured to enforce this holding period. If any of our employees who were French residents at the date of grant of the stock options, exercises the stock options and sells the resulting shares before the end of the relevant four or five year holding period, we could be required to pay French social charges on those amounts. If the resulting shares are sold or transferred prior to the expiration of the applicable holding period, a less favorable tax regime applies to the employee. For this reason, we do not consider the premature sale of such shares very probable and accordingly we have not made a provision in our financial statements for this potential risk. In the event that such employees exercised their stock options and sold the resulting shares prior to the expiration of the four or five year holding period, we would have to pay social charges in an amount equivalent to approximately 45% of the difference between the market price at the date of the exercise and the exercise price.

        During the year ended June 30, 2002, we carried out a stock option cancellation and re-grant scheme in such a way that it did not generate stock compensation charges. We do not currently anticipate effecting a new stock option cancellation and re-grant scheme in such a way that it would generate significant stock compensation charges to our future operating results, however, we cannot exclude that possibility in the future, nor can we exclude the possibility that the accounting rules may be changed retroactively such that we may be obliged to record stock compensation arising from a stock option re-pricing. If the exercise price of the re-granted stock options under a stock option re-pricing scheme is lower than the exercise price of the cancelled stock options, it is more likely that the stock option holders will exercise their stock options and thus dilute shareholders' equity in us.

3.3.2    Risks Related to our Industry

If the SLM market or the Performance Management segment in particular, declines or fails to grow, demand for our products will be reduced

        We derive all of our revenues from the sale of products and services designed to allow our clients to monitor, analyze and report on the performance, availability and quality-of-service of IT infrastructure, including networks, servers and applications. Our products are a part of the software market segment known as SLM. The market for SLM and performance reporting solutions is relatively immature; rapidly evolving and will likely consist of an increasing number of competitors.

        If that market fails to develop, or develops more slowly than expected, our business and operating results could be seriously harmed.

Because we are subject to general economic and market conditions, any economic downturn could have a material adverse effect on our business, results of operations and financial condition

        Segments of the software, technology and telecommunications industry have experienced significant economic downturns in the past, characterized by decreased product demand, price erosion, work slowdowns and layoffs. Although we have a diverse client base, we have targeted certain markets including telecommunications carriers, ISPs, outsourcers and integrators. The current economic downturn has affected the technology sector and the telecommunications market in particular, which has led to a decrease of or delay in such companies' overall investments in IT infrastructure on both hardware and software.

        General economic and market conditions may affect the timing of the receipt of orders from major clients and capital spending of our clients. As a result, our business, operating results and financial conditions may be adversely affected.

Without the continued demand for the Internet and related infrastructure to transport data, demand for our products would decline

        Our revenues will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a network backbone with the necessary speed, data capacity, security and hardware for reliable Internet access and services. We are working to make our tools increasingly available to users through web-based applications. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt and continue to use the Internet and other online services and data transmission options as a medium for business transactions. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty. In addition, few proven and profitable services and products exist. The Internet may not be accepted in the long-term as a medium for conducting business transactions for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Finally, privacy and security concerns raised by governmental bodies and consumer groups regarding consumer and business use of the Internet and governmental regulation that seeks to address these concerns, could impede the expected growth of e-commerce and other business uses of the Internet.

3.3.3    Other Risks

The price of our shares and ADSs is highly volatile and could decline significantly

        The price of our shares and ADSs has been highly volatile since our listing on the Nouveau Marché of Euronext Paris and Nasdaq on July 7, 2000. For example, between our initial public offering and the date of this report, the price of our shares on the Nouveau Marché has fluctuated between €1.15 on July 11, 2002 and €57.00 on October 24, 2000. On September 25, 2003, the price of our shares on the Nouveau Marché was €2.13. See "Item 9. The Offer and Listing Price History of the Stock" for historical pricing data on our shares and ADSs. The stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology and computer software companies. As a result, shareholders may experience a material decline in the market price of our shares, regardless of our operating performance. Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

  •
  the difference between results announced by us and forecasts (published or unpublished) by analysts;

  •
  the announcement of the results of competitors;

  •
  important contracts, mergers, acquisitions, strategic partnerships or participations involving our competitors or us;

  •
  a modification in analyst forecasts or their investment recommendations regarding us;

  •
  the announcement of SLM or other technological innovations; and

  •
  fluctuations in our operating results.

        In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. In the future, we may become involved in this type of litigation which is often expensive and diverts management's attention and resources.

        In order to stabilize our share price and in accordance with French regulations, we have recently implemented a series of successive share buy-back programs, the most recent of which was approved at the December 5, 2002 general shareholders' meeting. See "Item 10.10. Purchase of Our Own Shares"

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

        Our ADSs trade in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings and our financial position as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. Securities markets. Any dividend we might pay in the future would most likely be denominated in euros. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

The effects of fluctuations in international currency exchange rates could have a material adverse impact on the results of our operations and the financial condition of our customers, our subsidiaries and us

        A portion of our assets, earnings and cash flows are denominated in currencies other than the euro, principally the U.S. dollar, the Singapore dollar and the British pound. Fluctuations in the relative value of these currencies to one another could have a material adverse effect on our results of operations and financial condition. To date, we have not engaged in currency hedging as we do not believe such activity would be beneficial. Appreciation of the euro against the U.S. dollar could reduce our competitiveness against our competitors whose expenses are principally denominated in U.S. dollars.

The effects of fluctuations in interest rates could have a material adverse impact on the results of our operations and the financial condition of our customers, our subsidiaries and us

        We are exposed to interest rate risk on our deposits, which represent a significant part of our assets. To date, we have not engaged in interest rate hedging as we do not believe such activity would be beneficial.

Certain shareholders may not be able to exercise preemptive rights for shares underlying their ADSs

        Under French law, shareholders have preemptive rights ("droits préférentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Nouveau Marché. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements there under is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

        Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

  •
  In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period.

  •
  In order to vote at general shareholders' meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a general shareholders' meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the general shareholders' meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

  •
  ADS holders may not receive copies of all reports from the depositary or us. They may have to go to the depositary's offices to inspect any reports issued.

  •
  The depositary and we may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.

The value of the shares that we hold may fluctuate

        As of June 30, 2003, we held shares in Network Physics and treasury stock that had a historical cost of €0.9 million and €1.1 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of future value of Network Physics. The treasury stock is recorded at historical cost. The value of those shares is subject to fluctuation which could adversely affect our operating results and financial conditions. To date, we have not engaged in any hedging of these shares.

Passive Foreign Investment Company Status under the U.S. Internal Revenue Code

        We believe we were classified as a passive foreign investment company (a "PFIC") for the year ended June 30, 2002 and will be so classified for the year ended June 30, 2003. If you are a U.S. shareholder of our shares or ADSs, the PFIC rules generally subject you to potential adverse U.S. tax consequences, including:

  •
  gains realized on the disposition of shares or ADSs being treated as ordinary income rather than capital gain;

  •
  the applicability of punitive interest charges on certain dividends and on the disposition of the shares or ADSs; and

  •
  the failure of any dividends paid to qualify for the reduced rate of taxation generally available for individual shareholders under recent U.S. tax law changes.

        There is no assurance that we will not continue to be a PFIC in future years. U.S. shareholders should refer to Item 10 the section below "Taxation of U.S. Investors—Passive Foreign Investment Company Status" and are urged to consult their own tax advisors regarding the application of the PFIC rules to their ownership of shares or ADSs.

We will be obligated to adopt new accounting standards in 2005 that may impact our financial reporting

        In June 2002, the Council of Ministers of the EU approved a new regulation proposed by the European Commission that shall require us along with all other EU-listed companies, to apply International Financial Reporting Standards ("IFRS") in preparing our financial statements for fiscal years ending no later than 2006. Because IFRS emphasizes the measure of the fair value of a company's assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, accounting for share-based compensation, goodwill and intangibles, asset depreciation, employee benefit plans, marketable securities and derivative financial instruments and financing arrangements. Although we have not yet determined the full effect of the application of IFRS to our financial statements, we generally disclose our on and off-balance sheet obligations in our financial statements. Nevertheless, because financial statements prepared in accordance with IFRS could differ from our financial statements prepared in accordance with either U.S. or French GAAP, the methods used by the financial community to assess our financial performance and value our publicly-traded securities may be affected.

ITEM 4.    INFORMATION ON THE COMPANY

4.1    GENERAL INFORMATION CONCERNING THE COMPANY

4.1.1    Name and registered office

InfoVista S.A.
6, rue de la Terre de Feu
91940 Les Ulis
France
Telephone: + 33 (1) 64 86 79 00

4.1.2    Legal form and applicable law

        InfoVista S.A., the parent company, is a French société anonyme with a Conseil d'administration. We are subject to the provisions of Book II of the French Code de commerce and the Act no 67-236 of March 23, 1967 which relates to trading companies.

4.1.3    Date of incorporation and expiry

        InfoVista S.A. was incorporated on October 14, 1985 in the form of a French société à responsabilité limitée under the name Méthodes Futures pour l'Informatique M.F.I., and was registered on December 3, 1985 for a duration of 99 years. We were transformed into a société anonyme on December 1, 1992. We changed our name to InfoVista S.A. on April 5, 1996.

4.1.4    Activity

        Our activities, in France as well as internationally, are the following:

  •
  the research, study, design, development and production of software;

  •
  sale, distribution, maintenance, training, and consulting, regarding all equipment, software or services as concerns computing, automatic or automation processes, industrial automation, bureaucratic, or telecommunication structures for companies or institutions, public or private, whatever their area of business; and

  •
  generally, all industrial, commercial, stock, property, and financial operations that may have a direct or indirect effect on the defined purposes or contribute to their development.

        Our activities are also found in Article 2 of our statuts ('by-laws').

4.1.5    Registry of Commerce and Companies

        InfoVista S.A. is registered with the Register of Commerce & Companies of Evry (France) under number 334 088 275. Our APE code is 722 C, being the activity of development of software.

4.1.6    Consultation of legal documents

        InfoVista S.A.'s statuts, minutes of shareholders meetings and other publicly available documents can be consulted at our registered office.

4.1.7    Fiscal year

        Our fiscal year runs from July 1 to June 30.

4.1.8    Mergers & consolidations

        Since June 30, 2001, there have been no material reclassifications, mergers or consolidations of us or any of our subsidiaries, any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered, or name changes. Since our creation, the only acquisition of a business activity has been the acquisition of TISS, achieved on December 2, 2000. This entity has been fully merged with InfoVista GmbH with effect from January 1, 2002. There have been no bankruptcy, receivership or similar proceedings with respect to our subsidiaries or us.

        Since June 30, 2000, our principal investment or capital expenditures have consisted of the €6.0 million purchase of a marketable security, KLEBER 2006 in January 2002, €3.2 million acquisition of TISS in December 2000, €1.8 million purchase of licensed technology in connection with an agreement entered into with eXcelon Corporation in August 2000, €1.0 million purchase of Network Physics shares during the year ended June 30, 2003, as well as expenditures relating to office and computer equipment. There are no additional major capital expenditures and divestitures currently in progress.

        There has been no indication of any public takeover offer by any third party in respect of our shares, or by us in respect to other companies' shares, which have occurred during the last and current fiscal years.

4.2    GENERAL INFORMATION CONCERNING THE SHARE CAPITAL OF THE COMPANY

4.2.1    Subsidiaries and unconsolidated investments as of June 30, 2003

        InfoVista S.A. is the primary office for our operations where all senior executives are located and the majority of research and development activities are performed. The subsidiaries are financed by InfoVista S.A. InfoVista S.A. is the parent company. In accordance to proper accounting practice, Network Physics is not consolidated in our financial results and position. We address the local markets for sale and support of our software and services. Worldwide marketing activities are primarily managed from our U.S. subsidiary with some local presence in other various entities. Executive officers of InfoVista S.A. are also officers of certain subsidiaries. The costs related to services rendered amongst InfoVista S.A. and each subsidiary are allocated based upon their respective annual revenues.

        InfoVista S.A. owns the majority of our intellectual property rights and trademarks. As a result, royalties are invoiced to subsidiaries for the sale of software licenses.

4.2.2    Share capital as of September 25, 2003

        Number of ordinary shares issued: 18,805,262, all of which are fully paid up.

        Nominal value of each ordinary share: €0.54

        Issued Share Capital: €10,154,841.48

4.3    BUSINESS OVERVIEW

        We are a leading global provider of intelligent performance management solutions. We help organizations maximize the business value of their IT services. Our software extracts, organizes, and presents information that enables decision makers at every level to continuously align IT services with business priorities. Our fully personalized and interactive portal provides visibility into real-time and historical information essential to optimize the service experience for end-users. We generate revenues in the form of licensing fees on our products and in the form of service fees from our professional services, customer support and training.

        Our solutions target the Performance Management segment for both service provider and enterprise customers. Our intelligent performance management software supports requirements ranging from real-time network performance analysis to customer-centric SLM programs. Our technology approach is based on partnering with customers to drive industry-leading innovations into our software.

        80% of the world's largest service providers (as ranked by Fortune®, in December 2002), as well as leading Global 2000 enterprises, have selected our software to maximize the value of their IT infrastructure. In December 2002, we were ranked number one in the Deloitte & Touche Technology Fast 50 2002 Program in France, which lists French technological companies with the highest growth of revenue between 1998 and 2001. In December 2002, we also received a special award from Euronext for the same program and period.

        Our clients use our solutions for:

  •
  Capacity Planning to determine future capacity requirements. For example, Czech Telecom uses our solutions to optimize its network. Our solutions collect, aggregate and transform capacity planning data into actionable information that enables Czech Telekom to anticipate future infrastructure requirements and avoid service degradations so that end users are not adversely affected;

  •
  Capacity Utilization or Infrastructure Utilization for proactive, real-time resource optimization to ensure immediate performance supports service expectations. For example, Telewest, a British broadband communications and media group, allows customers to access InfoVista from a web interface to obtain standard performance reports and/or perform trend analysis. Based on this customer network specific information, customers together with Telewest can increase bandwidth or modify services to improve the performance of their networks;

  •
  Vendor Service Level Analysis to monitor vendor performance versus Service Level Agreements ("SLAs") and/or other performance expectations. For example, the Banque Fédérale des Banques Populaires uses our solutions to monitor data transmission services received from its telecommunications company;

  •
  Internal Service Level Analysis to monitor IT infrastructure performance versus SLAs and communicate performance to internal customers. For example, the Royal Canadian Mounted Police uses our solutions to monitor the end-to-end efficiency of their systems operations and applications;

  •
  Problem Resolution to accelerate the workflow for analyzing, prioritizing, and resolving infrastructure problems proactively, before service impact. For example, Telindus uses our solutions to anticipate potential performance problems and SLA violations. Our solutions identify problematic trends and automatically generate real-time alarms that predict trouble spots. In this way, problems can be rapidly identified and resolved so that down time can be prevented;

  •
  Performance Troubleshooting to determine the cause of performance and service level problems. For example, Transaction Network Services (TNS) uses our solutions to locate problems with precision, resolve them in the shortest possible time and report accurate measurements of service quality to customers; and

  •
  SLM to monitor the performance and service levels of advanced IP services. For example, Cable & Wireless uses our solutions to continuously optimize the state of their MPLS-based Internet Protocol Virtual Private Network ("IP VPN") service. Our solutions provide real-time monitoring and dynamic threshold analysis to manage Cable & Wireless' Multiple Protocol Layer Services ("MPLS") backbone, and also monitors quality of service (QoS), and other key VPN traffic measures, to optimize performance by customer.

        Our telecommunications and managed service provider clients include AAPT (part of Telecom New Zealand Group), Bell South International, Brazil Telecom, British Telecom, Cable & Wireless, Chung Hwa Telecom, Cingular Wireless, ComTel, Deutsche Telekom, France Télécom, infonet, LambdaNet, Nippon Telegraph and Telephone, SingTel, Telefonica, Telewest and Wanadoo. Enterprise clients include ABN Amro, AXA, Banques Populaires, BNP Paribas, BASF, Deloitte & Touche, First Union Wachovia Bank, Graybar, Hoffmann-La-Roche, Motorola, Pfizer, Royal Bank of Scotland and Shell.

        We sell our products and solutions through a direct sales force and a number of indirect sales channels. We have more than 35 solution partners in over 30 countries already participating in the program. Channel partners include:

  •
  Systems integrators (or Resellers) who sell our software as a business partner and deliver high value-added integration (installation, customization) of our solutions. Systems integrators may also provide first level support with a dedicated support infrastructure if it meets specific criteria;

  •
  Technology consultants who recommend our software solutions in an independent consulting capacity and provide a wide range of services. These services may include consulting, project management, integration and implementation. Technology consultants assist the client with the selection of our solutions and coordinate with our direct sales force. Technology consultants commit significant time and resources to deliver cost-effective solutions around our products; and

  •
  OEM partners who embed our technology and software into their own products. OEM partners privately license our software as part of their overall product suites, ensuring that their customers can manage even the most complex network operations and contracts between service providers and service consumers known as SLAs. We work closely with our OEM partners to tailor InfoVista solutions to seamlessly integrate with each vendor's equipment and software portfolios.

        Our Partner Program ("Vista PartnerNet"), announced in June 2002, has helped us achieve significantly greater distribution velocity with the leading systems integrators and value-added resellers in the Americas, Europe, and the Asia-Pacific region.

        Vista PartnerNet provides benefits to both our Partners and us, focusing on expanding opportunities, increasing revenues, realizing quicker profitability, making it easier to do business, enhancing the value we bring to our customers and contributing to higher customer satisfaction.

        Program benefits delivered under our Vista PartnerNet include:

  •
  Marketing and Sales Support—software, product information, campaign support and other marketing and sales tools and support;

  •
  Education—Sales and technical education, with technical certification at multiple levels;

  •
  Professional Services—Services Packs for solution implementation, core team, mentoring; and

  •
  Technical Support

        We are continually seeking ways to upgrade and enrich our program. During fiscal year 2002, we introduced a Presales Support Program to add more value through a strong and focused investment on Partner Presales needs. The program offers specialized modules and on-site knowledge transfer. In addition, our dedicated partner website provides business and technical information to support our partners.

        In addition to the above channel partners, we continue to work with other technology vendors to jointly develop and co-market Performance Management solutions. Representative technology partners include Cisco, Ipanema, Juniper Networks and Orchestream (which was acquired by MetaSolv in January 2003) and more recently, Ericsson and Network Physics.

4.4    INDUSTRY BACKGROUND

        We market our solutions to both the service provider and enterprise market. Below is a description of the current environment for purchasing Performance Management and SLM solutions in each market.

Service Provider Market

        The broad adoption of IP services, which utilize shared bandwidth, requires service providers to implement next generation Performance Management and SLM solutions. These solutions enable service providers to differentiate services, demonstrate quality of service, and optimize the cost to deliver these new services.

        Today, service providers must offer business customers tangible evidence of IT service performance, as demonstrated by a formal SLA. These contracts include performance objectives, using metrics such as network availability, bandwidth usage, application response times and mean time to repair or restore. SLM software is then used to monitor these metrics both for end-to-end service and IT infrastructure, including its hardware components and applications, as well as Wide Area Networks ("WAN") and Local Area Networks ("LAN") resources.

        SLM software can be categorized into three areas of application:

  •
  performance reporting, which can be both historical reporting for trend analysis and continuous, real-time performance reporting and monitoring for interactive resource management. For example, performance reporting is used both to help service provider companies manage the IT services they provide to their customers and also to help enterprises manage their own IT services;

  •
  event management, which is used to resolve a default or other service disruption once the event has occurred. It typically defines processes to resolve IT problems but only after a disruption has occurred. For example, event management software enables a company to respond rapidly when its IT system's operations are disrupted by identifying which users are affected, pinpointing sources of the network problems and automating operator responses; and

  •
  policy management, which is used to set and manage IT resource priorities. For example, bandwidth management enables a company to efficiently exploit its bandwidth utilization by setting priorities for its use so that important business needs, such as financial reporting or order entry, are given priority over less important uses like interoffice e-mail.

        Most currently available SLM solutions are designed to respond to only one of the three areas of application of SLM. Clients are therefore seeking performance reporting solutions that can be easily integrated with other SLM software and provide reporting capabilities across the three SLM areas of application.

Enterprise Market

        In today's economic environment, corporate decision makers are taking a closer look at the bottom line when evaluating IT infrastructure options. The current focus on cost containment is creating demand for Performance Management solutions that can help organizations, especially large enterprises, maximize the cost-effectiveness of their IT infrastructure.

        While the IT and network management teams have a tremendous volume of data available to justify the technical and functional value of their assets, there has traditionally been an under-emphasis on accounting for the cost-effectiveness and business benefits of indispensable technology solutions. The booming "new economy" helped to foster the urgency of gaining market share over generating or verifying profits as businesses worldwide spent an estimated $2.2 trillion on IT in 2000 (source: Meta Group: Information Week Aug. 6, 2001). However, in the current unstable economic climate, IT investment projects have become subject to much more rigorous cost-benefit analyses than was previously the case.

        In addition, the role of IT in the corporation has been steadily moving to the forefront. The optimized role of IT brings expectations of increased levels of accountability. The scope and architecture of traditional IT was originally tactical and targeted at basic functional needs. Now IT has transitioned into a fully strategic role as it is integrated into the highest levels of corporate governance and business planning. The current focus on Return on Investment ("ROI") can be seen as the inevitable consequence of the changed economic conditions and the new place held by IT infrastructure in the management of a corporation.

The InfoVista Value Proposition

        Many global businesses have already made significant investments in technology and online infrastructure in recent years. Further purchases that help to optimize their IT assets must therefore demonstrate a significant ROI in terms of impact on revenue, business processes, transactions and associated cost reductions.

        Our solutions for Performance Management and SLM create substantial returns on the InfoVista purchase investment. Clients will generally realize immediate savings on IT infrastructure care, maintenance and growth.

        Fundamental savings are found in the main stream of Performance Management ROI. These include the clear benefits of managing network, system and application uptime by troubleshooting problems before help desk calls are made and by reducing the time to correct problems. Down time, and the effort required to correct, equates to costs. This affects all of our clients to varying degrees.

        Effective management of service levels is also a cost saving. The verification of service levels can ensure best use of services purchased or can ensure the best delivery of services depending upon which side of the IT services our client finds itself. This assurance can prevent lost revenue caused by failure to meet service level commitments.

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

4.5    THE INFOVISTA SOLUTION

        Our software is designed to meet the emerging performance management requirements of organizations worldwide. We recognize that the value of an organization's infrastructure is more than the sum of its underlying assets; it is a function of the services delivered by that infrastructure. The focus on service quality is driving infrastructure managers to measure performance along a service value chain. This paradigm requires rich, real-time visibility across infrastructure management functions, as well as deep visibility into each layer—network, system, and application. In today's internetworked world, real-time visibility into infrastructure performance for both internal and external customers is a strategic necessity.

        We enable service providers and large enterprises that view their global infrastructures as strategic assets to:

  •
  Deliver new infrastructure-based services that generate additional revenue streams;

  •
  Maximize return on capital investment by fully leveraging current infrastructure assets;

  •
  Optimize the operational expense for managing the underlying infrastructure and the services delivered by the infrastructure;

  •
  Support high levels of customer satisfaction by enabling meaningful Service Level Management (SLM) programs; and

  •
  Align infrastructure performance with business operations requirements.

        A holistic, integrated view of performance management is necessary to support true SLM—an essential approach for managing user-centric Quality of Service (QoS) and Quality of Experience (QoE). Service providers and large enterprises want to generate quick wins and minimize risks when implementing performance and SLM programs, especially in today's capital-constrained environment. Therefore, our software is completely modular, enabling customers to implement discrete components for specific performance management requirements (e.g., real-time threshold analysis). The components can be seamlessly combined to scale into the most comprehensive SLM solutions.

        Our software is based on a multi-tier architecture that is uniquely capable of supporting the most challenging performance management requirements. The architecture includes three layers: Collection and Analysis, Data Consolidation, and Information Presentation. We offer a powerful Automation and Management module to manage the software environment, as well as pre-built Infrastructure Integrations that leverage an "adapter" technology.

        This architecture supports a range of powerful solutions that provide service level views of the performance of connections and components throughout the entire infrastructure, enabling IT Managers to detect, isolate and resolve service level problems. Our products can also be easily integrated with other management systems to leverage existing tools and processes, in order to resolve service level issues. The flexibility, scalability and openness of our products provide an efficient environment to provide any IT decision maker the necessary visibility to leverage IT infrastructure to competitive advantage.

        Our solutions are optimized for the continuously increasing challenges of managing infrastructure performance in a dynamic, service-centric business environment. Our solutions offer the following technical differentiators:

  •
  Scalability: It is vital that the architecture be able to expand rapidly to handle growth in current and future service offerings. Our solutions are designed from inception to be highly scalable in large environments. InfoVista servers are designed to monitor a large number of IT resources at high-frequency acquisition rates while providing real time reporting and real time service level violation notifications. InfoVista servers can collect tens of millions of data points per server per hour. Using multiple servers, our solutions can poll data from a virtually unlimited number of devices at very granular intervals;

  •
  Adaptability: Our software possesses the native ability to collect data from any source in a multi-vendor, multi-technology environment. Our software can be quickly tailored on-site for each client's infrastructure including most standard or proprietary IT elements. Since our clients' IT infrastructures continue to evolve rapidly, our products' ability to be customized on an on-going basis is a key competitive advantage. Our software can also address standard and company-specific protocols, such as SNMP, ICMP, Cisco NetFlow and Juniper cflowd. In addition, our software can collect provisioning and performance data from log files, enterprise management platforms, Network Management Systems, databases, third-party systems and application management agents;

  •
  Distributed, Open Architecture: Our software utilizes a logically-distributed architecture at multiple levels (polling, intelligence, data, storage and reporting) with a completely open Application Programming Interface (API). Our distributed architecture allows our products to collect and analyze data using multiple InfoVista servers at a local level and to transmit processed data at a user-defined rate to a global data repository. Our distributed architecture enables our products to be deployed incrementally over time as our clients' IT systems expand and to operate on the largest and most complex networks worldwide, making our solution an ideal product for large clients such as telecommunications carriers. Our products easily integrate into most software environments as nearly all features of our software can be controlled via APIs or command-line language. This allows our clients to integrate our products with other solutions such as inventory, provisioning, accounting, customer care and supply chain management systems. For example, our clients have integrated our products with other SLM solutions, such as Smarts InCharge, Micromuse NetCool and HP OpenView as well as with network and systems management platforms, such as IBM Tivoli and Cisco VPN Solution Center;

  •
  Object-Oriented Architecture: Our software possesses the ability to model the behavior of the monitored environment (e.g., IP VPN) dynamically. This allows users to create and maintain complex relationships among monitored elements. Through our patented technology, our software processes the data it receives from various sources, performs real time data calculations and stores the analyzed data in an object-oriented database. By using object-oriented techniques, the formulas and calculated data values are treated as reusable objects. Where multiple reports rely on the same data, redundant processing is avoided resulting in the fast delivery of real time analyzed data;

  •
  Drag and Drop Paradigm: The solution deployed must be able to expand as service offerings evolve. It must be possible to customize and modify processes to accommodate new monitoring elements, new types of alarms, etc. It is also critical that the architecture enable a competitive advantage when introducing new services. Our software allows our clients to design their own reports, creating individualized appearance, layout and metrics by abstracting the application architecture from the user. Our drag and drop paradigm enables them to create sophisticated reports without any programming or database skills. This ability is particularly important for telecommunications companies and ISPs enabling them to fashion personalized reports for delivery to their customers, thus differentiating their service value from that offered by competitors. Large enterprises utilize this feature when implementing internal SLM programs for Line of Business customers; and

  •
  Powerful, Real-Time and Historical Analysis: Our software can be run continuously as an early warning system to identify and report on IT infrastructure performance on a real-time basis and also perform historical reporting to identify long-term trends. Most of our competitors' products either provide real-time reporting or historical reporting, but not a seamless integration of both. Our software computes complex algorithms and distributes the resulting reports and notifications in real-time. Our real-time reporting feature can trigger alarms based on exceeding static levels, or dynamically, when departing substantially from past performance. This allows clients to proactively detect degradations in performance and accelerate problem resolution workflow. They can drill down from aggregated information into real-time, atomic level data and correct problems before end-user productivity is affected. Our historical reporting capabilities also facilitate capacity planning and trend analysis and provide input to permit managers to set and enforce IT policy.

4.6    STRATEGY

        We aim to become the leading worldwide provider of Intelligent Performance Management Solutions. Key elements of our strategy include:

  •
  Increase market share among target service providers: We have traditionally focused on telecommunications carriers and ISPs. We intend to expand our market share among the major service providers by positioning ourselves as the preferred standard in the Performance Management market for current and emerging Performance Management and SLM requirements. We believe this positioning leverages our inherent strengths and offers compelling economic benefits to service providers, who are seeking to reduce operating costs by eliminating multiple, redundant Performance Management products;

  •
  Accelerate the adoption of our technology among Enterprise customers: We have conducted primary market research that indicates significant demand for our solutions in the enterprise market. To accelerate the rate of enterprise adoption, we are investing in our core architecture. New functionality includes advanced auto-discovery capability, end-to-end application performance monitoring, and network and application performance correlation. In addition to new functionality, we are improving our product packaging for the enterprise market;

  •
  Invest in programs to maximize sales force productivity: To complement our solution marketing approach, we are implementing new sales programs. This includes but is not limited to organizing our sales model around repeatable solutions, deploying a value-based sales methodology worldwide, implementing improved sales force automation tools, and enhancing our field readiness training and knowledge transfer programs; and

  •
  Increase our OEM revenue contribution: We have secured important business relationships including a worldwide OEM arrangement with Ericsson, which was signed in February 2003. Under the terms of the agreement, Ericsson will become our worldwide OEM partner and reseller. The OEM partnership provides the contractual framework for us to become a core element of the management suite for Ericsson's IP Packet Backbone Network (IP PBN). IP PBN is an end-to-end, multi-service backbone solution for next-generation public networks, which enables mobile and fixed network operators to provide profitable and differentiated services for mobile, enterprise, and residential customers. We have implemented a new channel sales organization to maximize the revenue potential (and indirect revenue contribution) from our OEM partners, including Ericsson.

4.7    PRODUCTS

        Our products collect data from the IT infrastructure and generate reports on the performance and service achievements across all system elements. Our products allow users to determine whether IT performance meets the standards of an existing SLA or generally meets users' expectations or business needs in an efficient manner.

        Our base product is the InfoVista Server. The core of the product is the InfoVista Production Server, a server based application that acts both as a data-gathering engine and a central point for managing real time users' report requests. Multiple InfoVista Servers can be organized around VistaMart, our centralized global data repository. In addition to InfoVista Server, our base products include VistaViews, our series of ready-to-use reports that are available in bundles or individually, and our web access portals products, VistaPortal Standard Edition and VistaPortal, which allow aggregated and real time reports to be viewed using a Web-browser.

        InfoVista Production Server collects and stores data from all sources, including WANs and LANs, switches, routers, UNIX and Windows NT systems, mainframes and applications such as Web servers and e-mail servers. It gathers data at user-specified intervals, calculates the data according to predefined or user-defined metrics and deposits the data into the InfoVista integrated database. It is essentially targeted as a production platform.

        InfoVista Production Client is the report-viewing interface installed on a workstation. It supplies an access right to the Production Server so that users may launch, stop, publish, manage and consult VistaView reports within the Production Server. It does not require a license key but end-users must purchase this access right for each user.

        InfoVistaWorkshop Server is targeted as a development platform and provides an environment for customizing and creating VistaViews and report templates.

        InfoVista Workshop Client is the report building interface installed on a workstation. It supplies an access right to the Workshop Server so that users can customize and create VistaView report templates within the Workshop Server environment.

        The key features of InfoVista Server are:

  •
  Data translations and calculations: The InfoVista Server homogenizes the data it receives from heterogeneous sources, either directly or through a Vista Plug-In, by using a protocol adapter software that translates protocols to a common format and performs real-time data calculations;

  •
  Integrated database: The InfoVista Server is self-maintaining, monitoring data aging and storage according to the needs specified by clients in their requests, which lowers the costs to the user of operating the system; and

  •
  VistaFinder: The InfoVista Server comes bundled with VistaFinder, which enables the InfoVista Server to maintain an up-to-date model of the client's IT infrastructure by automatically keeping track of changes as components are added, removed or modified.

        VistaViews are "out-of-the-box" or standard reports that target specific technologies and services, such as the performance of network devices, LANs, WANs, servers and applications, as well as popular vendor-specific technologies. Certain VistaViews are embedded free-of-charge in the InfoVista Server and others are sold separately or as bundles. Using Workshop, the client can also tailor the VistaView reports with simple drag and drop, Windows-based editing tools.

        As new technologies emerge, new VistaViews are released, enabling a comprehensive view into any infrastructure. In addition, existing VistaViews can be customized and new VistaViews created to meet both simple and highly sophisticated requirements.

        The following presents a list of VistaView products currently available.

VistaView Listing (Quantity: 74)

Solution VistaViews

VistaView for Capacity Planning
VistaView for SLA Planning

Standard VistaViews

VistaView for InfoVista Tuning
VistaView for Network Inventory
VistaView for Network Basics
VistaView for Network Latency
VistaView for LAN Segment
VistaView for SLM
VistaView for Standard Model

VistaViews for Network Infrastructure

VistaView for Routers—Cisco
VistaView for Routers—3Com
VistaView for Routers—Nortel
VistaView for Routers—Juniper
VistaView for Routers—Riverstone
VistaView for ATM Routers—Cisco
VistaView for ATM Routers—Juniper
VistaView for Wi-Fi—Standard
VistaView for Wi-Fi—Cisco
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
VistaView for Network Access Servers—Lucent
VistaView for Network Access Servers—3COM
VistaView for Network Access Servers—Cisco
VistaView for Network Access Servers—Nortel
VistaView for Network Latency—Cisco
VistaView for Network Latency—Nortel
VistaView for Network Latency—RFC 2925 (Juniper, Riverstone)

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

VistaViews for Application Servers

VistaView for Mail Servers—Exchange
VistaView for Web Servers—IIS
VistaView for Web Servers—Netscape
VistaView for Oracle
VistaView for Internet Applications—Patrol

VistaViews for Application End-To-End Performance

VistaView for Traceroute Analysis
VistaView for Transaction Analysis
VistaView for Application—SLA
VistaView for Application Monitoring—Newtest
VistaView for Application Monitoring—ART (Application Response Time)
VistaView for Traffic Shaping—Packeteer

VistaView for Traffic Monitoring—RMON2
VistaView for Traffic Monitoring—Cisco NBAR

VistaViews for IP Networking Services

VistaView for Service Assurance Agent—Cisco
VistaView for IP VPN model
VistaView for IPQOS CAR Mib—Cisco
VistaView for IPQOS CBQoS Mib—Cisco
VistaView for VoIP—Cisco
VistaView for MPLS—Juniper
VistaView for IPQOS CoS—Juniper
VistaView for IP Policy—Juniper Firewall
VistaView for Network Flow Analysis
VistaView for IP Services

VistaViews for Network Security

VistaView for DoS Attack—Cisco NBAR
VistaView for DoS Attack—Juniper Firewall

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

        VistaPortal gives visibility into the VistaMart global SLM solution, enabling clients to design and display reports containing performance information from multiple InfoVista Servers. VistaPortal is a web-based interactive window to the IT infrastructure. Its secured XML-based architecture contains fully configurable components of SLM oriented applications. It allows users to simultaneously view key service level metrics, real-time notifications and strategic information. From these global overview reports, clients can drill down to real-time reports provided by VistaPortal Standard Edition. In addition, VistaPortal's standards-based architecture and openness allows seamless integration with user's existing applications and can be easily embedded into other Web portals.

        VistaNext is a completely web-based troubleshooting version of InfoVista Performance Management, SLM software. It is designed specifically for troubleshooting by letting clients quickly start high resolution, high polling rate, real-time reports. It has an intuitive interface that requires no knowledge of how InfoVista software works. Combined with the inherent low maintenance aspects of the InfoVista Server, VistaNext is a self managed, no training required, troubleshooting tool.

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

  •
  Vista Plug-in for NetFlow allows the collection of data from Cisco routers and monitors the nature and quality of traffic flowing over various operators' networks. Data retrieved by the Plug-in can be viewed using the VistaView for Traffic Monitoring—NetFlow.

  •
  Vista Plug-in for Server Analysis includes the Host Resources MIB (RFC1514 MIB) & System Resources MIB, which defines a uniform set of objects, used to monitor system resources. Data retrieved by the Vista Plug-in can be displayed using the VistaView for Servers—Host Resources and VistaView for Servers—System Resources.

  •
  Vista Plug-in for Application Analysis measures the performance and availability of business applications. The Plug-in conducts both passive monitoring as well as executing active testing to measure application availability and response times from the end user perspective. The Vista Plug-in for Application Analysis also acts as a probe and is declared as such within InfoVista software in order to retrieve traffic information based on protocol and address. Data gathered by the Plug-in can be viewed using the VistaView for Application SLAs, VistaView for Transaction Analysis, VistaView for Traceroute Analysis and the VistaView for Traffic Monitoring—RMON 2.

  •
  Vista Plug-in for IP Services conducts popular IP transactions and measures response time and availability. Transactions include HTTP, DNS, Reverse DNS, Ping, Traceroute and TCP port availably. Data gathered by the Plug-in can be viewed using the VistaView for IP Services.

        VistaAPI is a software development kit that allows third party software vendors, systems integrators and technology consultants to have the same tools as our research and development engineers, giving them the ability to integrate InfoVista with other OSS software or in-house IT management applications.

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

        VistaBridge enables organizations to import data into our rich reporting environment. Using VistaBridge, data can be easily moved from virtually any source into InfoVista software where it can be displayed visually, in the form of graphs, charts, or tables, along with service level metrics. This creates unified views for an understanding of the relationship between IT performance and business operations, thereby enhancing the strategic value of SLM.

        VistaBridge provides the ability to import data from business applications, Element Management Systems, or any device, into either the InfoVista Engine or VistaMart. VistaBridge can import data from non-standard IT devices, legacy devices or devices that cannot be polled via SNMP, for whatever reason. Legacy data can also be imported to get the perspective of past performance history.

        VistaLinks are a suite of pre-built integrations with leading vendors in the major categories of the OSS market—service activation; fault management; inventory management; and billing and mediation. VistaLinks leverage InfoVista's open, documented and supported API to create substantial customer value. VistaLinks provide customers the benefits of best-of-breed, off-the-shelf software without the typical costs and risks of complex software integration.

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

  •
  VistaLink for Orchestream Service Activator integrates Service Activator with the InfoVista API. Acting as a client of OIM (the Orchestream OSS Integration Manager), VistaLink for Service Activator manages InfoVista software and exports relevant topology details, ready for report generation. Service provisioning and assurance are seamlessly combined, allowing the service provider to implement services quickly and efficiently and prove that the delivered services are consistent with the customer's SLAs.

        VistaProvisioner (released in September 2002) manages the InfoVista Performance Management reporting solution. VistaProvisioner enables service providers and large enterprises to leverage existing network and customer topology information and achieve accurate, proactive Performance and Availability Management reporting solutions within ever-changing, complex environments. VistaProvisioner is an innovative change management solution that brings scalable provisioning to InfoVista's powerful reporting environment.

        VistaDiscovery (released in April 2003) ensures an accurate, up to date InfoVista Performance Management solution by discovering networks, systems and IP services within large infrastructures. VistaDiscovery features the ability to support complex network relationships with an advance discovery engine and automatically configures our solution according to scheduled processes. By easily integrating with inventory systems, device libraries and other Network Management Systems, our solution dynamically maintains complex IT resource relationships with business functions, groups of users, locations and other business properties. By doing so, VistaDiscovery automatically instantiates modeling of technologies, services and business systems within ever-changing infrastructures so that a business driven IT environment can be managed at a low level of effort.

        Service Level Navigator (released in April 2003) enhances VistaPortal functionality for customer-centric service level views by displaying real-time, performance-based service level notifications from across the infrastructure, end to end. To simplify and accelerate the investigation of performance problems, these notifications appear within logical views that are intuitively organized and grouped by business-oriented function. This enables users to dynamically navigate through notifications of performance problems to understand the impact of specific problem-elements, their location, which users they affect and whether critical business operations are involved. Users can also view service level notifications by severity, type, service and other properties and allows the ability to summarize status at a high level, and then drill down for more detailed information. Service Level Navigator's powerful performance problem navigation capabilities enable users to efficiently prioritise problem remediation workflow and meet business needs.

        VistaOperations Center (released in April 2003) enables rapid identification, diagnosis and resolution of the most vexing, business-critical IT performance problems. VistaOperations Center uses flow measures to identify potential performance problems; determine whether the problem is at the network, server, or application level; and isolate the specific resource(s) associated with the problem. In addition, native integrations with VistaPortal and third-party fault-management systems, facilitates performance-driven and event-driven problem resolution activities. Upon proactive identification performance degradations, users can apply VistaOperations Center's understanding of user communities, mission-critical applications, or business processes to determine the potential impact to the business operation. This enables users to apply business-driven factors to prioritise performance problems and launch automated performance troubleshooting tasks from a single, integrated environment.

4.8    PRODUCTS IN DEVELOPMENT

        We continue to enhance our VistaPortal product with a new module that creates a more dynamic user experience and speeds navigation to critical analysis available within the portal. The new module will also increase the types of analysis that a user of VistaPortal will be able to accomplish.

        We are building a new product to simplify and centralize the management of our large-scale implementations. This product will enable the person or group responsible for us to manage the entire implementation from one interface. For large implementations, this will speed deployment time significantly. At the same time, it will simplify the support of our solutions and will reduce the overall cost of ownership.

        We continue to add new content to our reporting solutions. As technology evolves, we are regularly adapting to the requirements of our customers to manage their systems.

        We continue to work on integrating our software with other software or standard products in the market. We cannot guarantee you that products under development will result in working or marketable products.

4.9    SERVICES

        We provide services related to our software products, including consulting, education, support and services. We generally invoice for our services separately from our licensing fees. We believe that a high level of professional service and client support is critical to the successful marketing and sale of our software and solutions. As of June 30, 2003, we had 43 employees in our services group of which 40%, 44%, and 16% were part of Consulting, Solution Support, and Training & Certification, respectively. We plan to remain moderately flat in the number of our service teams in line with our business objectives of profitability, while continuing to reinforce the education of clients, partners, resellers and other third parties on how to provide similar services.

        The following is a list of the services we offer:

  •
  Consulting: We have dedicated teams of expert engineers who offer consulting services for specified project management, helping our clients from the design phase through to customization, installation and deployment of our solutions;

  •
  Solution Support: Our range of Solution Support contracts includes the standard offering of eight hours per day five days per week, the support of twenty-four hours per day seven days per week through our Mission Critical Program (MCP) and configuration and implementation analysis through our Auditing on Site Program ("AOP"). AOP consists of regular on-site visits to analyze the performance of the client production site. We also offer Developer Support to our partners and clients who wish to develop their own report libraries for internal or external purposes, as well as support for our configuration tool—VistaProvisioner.

  •
  Education & Certification: We offer regular training classes in Europe (Paris, London, and Munich), the U.S. (Washington) and the Asia-Pacific region (Singapore), as well as private on-site customer training. Candidates who complete the training classes and pass the necessary examinations may obtain credentials as an InfoVista Certified Professional (IVCP), InfoVista Certified Consultant (IVCC) and InfoVista Certified Trainer (IVCT). Education is a key component in optimizing the investment in our solutions. Our training is designed to provide comprehensive technical training for engineers, integrators, architects and administrators. Each course provides a thorough explanation and practical hands-on approach so that the participant has the ability to optimize the flexible and open features of the product. Instructor-led courses are delivered within a lecture/laboratory environment. This allows participants to apply concepts presented during the lecture to a simulated production environment to reinforce the subject matter and promote a familiarity with our Service

    Level and Performance Management solutions. We are highly committed to training excellence and customer success with our products; and

  •
  Solution Support Partners. To provide our clients with an increased level of service, the Solution Support Partners program is designed to assist Partners in achieving service and support goals. It offers our clients the security and competitive advantage of a fully supported InfoVista solution.

        We continue to identify Solution Support Partners to whom we aim to train to a high standard and use them to enable us to deliver the entire range of services worldwide. We require that all our partners have dedicated personnel who fully understand our products and employ at least four engineers that have been trained and certified by us. We require that they follow documented internal procedures including clear communication channels so that they will have the necessary support to assist our end users. We performed more than 10 audits of these partners during the last year to ensure a continuous high level of quality support.

4.10    GEOGRAPHICAL BREAKDOWN OF REVENUES

        The following chart shows revenues invoiced from Europe, the Americas and Asia-Pacific broken down between license and service revenues for the periods indicated.

	Year ended June 30,
	2003	2002	2001
	(In thousands)
Europe	€12,584	€17,084	€14,513
Of which
License revenues	5,229	10,797	9,975
Services revenues	7,355	6,287	4,538
Americas	9,603	10,087	12,187
Of which
License revenues	5,655	6,087	8,641
Services revenues	3,948	4,000	3,546
Asia-Pacific	3,335	2,232	1,198
Of which
License revenues	2,362	1,410	931
Services revenues	973	822	267

Total	€25,522	€29,403	€27,898

        The following chart shows revenues invoiced from Europe, the Americas and Asia-Pacific broken down by country.

	Year ended June 30,
	2003	2002	2001
	(In thousands)
Europe	€12,584	€17,084	€14,513
Of which(1)
France	3,645	6,028	5,267
Germany	2,631	3,886	4,445
United Kingdom	3,827	4,928	4,801
Belgium	822	1,266	—
Spain	1,659	976	—
Americas	9,603	10,087	12,187
Asia-Pacific	3,335	2,232	1,198

Total	€25,522	€29,403	€27,898

(1)
We did not recognize revenues invoiced from Belgium or Spain for the year ended June 30, 2001.

4.11    END-USERS

        We have a diverse set of end-users in a variety of business sectors, including telecommunications, Internet services, financial services, IT services, outsourcing and consulting. To date, we have targeted organizations in our key markets of telecommunications, service providers and Internet companies, including online merchants, ASPs, Web-hosting companies and other multinational companies. However, a significant portion of our revenues is, and is expected to continue to be, attributable to sales of products to telecommunications carriers. For the years ended June 30, 2003, 2002 and 2001, our five largest end-users accounted for approximately 22.9%, 26.2% and 26.1%, respectively, of our total revenues and our ten largest end-users accounted for approximately 34.8%, 37.8% and 34.6%, respectively, of our total revenues. We anticipate that our operating results for any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of clients. We expect that the composition of that small group of end-users will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large end-users on an ongoing basis.

        The table below shows the revenues composition from our three largest end-users for the periods indicated.

Year ended June 30,
2003		2002		2001
Cable & Wireless	6.81%	Cable & Wireless	6.41%	T-COM/T-Data	10.7%
Telefonica	4.67%	T-Data	5.76%	Client "C"(3)	5.2%
Client "A"(1)	4.37%	Client "B"(2)	5.76%	infonet	3.9%

(1)
For reasons of confidentiality, we cannot name our third largest client, which is therefore identified as Client "A"
(2)
For reasons of confidentiality, we cannot name our third largest client, which is therefore identified as Client "B"
(3)
For reasons of confidentiality, we cannot name our second largest client, which is therefore identified as Client "C"

        Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results. As of June 30, 2003, we had 281 active end-users (active end-user is defined by us as a group that has purchased and still uses one of our software solutions) in countries including France, the U.S., the United Kingdom, Germany, Spain, Singapore and Japan. The table below shows a representative list of companies that use our products.

Telecommunications Companies and ISPs	Financial Institutions	Outsourcers and Consulting Firms	Other Enterprises
AAPT
BellSouth
Bouygues Telecom
British Telecom
Cable & Wireless
Cingular Wireless
Chung Hwa Telecom
Czech Telecom
EasyNet
France Télécom
Globe Telecom
infonet
Interoute
H3G
MCI
Nextel Communications
Nippon Telegraph and Telephone
SingTel
T-COM (T-Data, Deutsche Telekom)
Telecom Asia
Telefonica
VeriSign
Videotron
Verizon	AXA Banque de France Banque Populaire BNP Paribas Crédit Agricole-Indosuez Royal Bank of Scotland Wachovia Wellpoint	Callahan Cap Gemini Telecom Hitachi Information Systems Info AG/Satisfactory Siemens Business Services Spherion T/Systems ITS	AGIS Acasia BASF British Airways Chevron Hoffmann-La Roche Norfolk Southern Royal Canadian Mounted Police Shell Thales

4.12    SALES AND MARKETING

        As of June 30, 2003, we had a total of 76 sales and marketing employees (approximately 86% in sales and 14% in marketing) of whom 19 were located in France, 34 in the U.S., 15 in Europe (outside France) and 8 in the Asia-Pacific.

Sales

        We use a two-tiered sales strategy consisting of both a direct sales force and indirect sales channels.

  •
  Direct sales: Our direct sales force is comprised of full-time sales professionals and applications engineers who primarily target the telecommunications industry and large enterprises, along with providing support to our indirect sales channels; and

  •
  Indirect sales: We have contractual relationships with many types of market participants that range from authorized reselling agreements to product OEM contracts. We offer our resellers sales and technical training and support to help them market their complete technology solutions. Many of these agreements permit the reseller or integrator to purchase our software at discounts from our list prices. We also have co-selling arrangements in which we pay third parties for their assistance in a direct sale to an end user.

        For a discussion of the categories of our indirect sales channels, see "Item 4.3. Business Overview".

Marketing

        Our worldwide marketing functions include strategic, product and field marketing, along with analyst and media relations. As of June 30, 2003, we had marketing personnel stationed in France and the U.S.

4.13    STRATEGIC RELATIONSHIPS

        We have developed strategic joint product development and marketing relationships. Our joint marketing relationships include agreements to develop compatible products, cross-train and implement joint marketing campaigns.

        We have been a member of the Cisco Ecosystem partnership, in Europe as well as in the U.S., since March 2000. This partnership is comprised of certain companies certified by Cisco after a thorough evaluation as having products which complement Cisco's products. Such partnership envisions a close cooperation in product development, sales, and marketing. Our solutions are installed in Cisco's Executive Briefing Center (EBC lab) where demonstrations and presentations are given to service provider and large enterprise customers.

        In July 2001, we announced our participation as an initial member of the Juniper Network's new IP OSS Alliance (IOA), with the availability of a first set of VistaView Performance Reporting Module supporting Juniper Network's technology. Since then, other integration pieces have been implemented to reinforce the alliance. The partnership includes classification as a Premium Juniper partner for Performance Management where we are engaged with Juniper in several large opportunities.

        In January and June 2003, we made equity investments in Network Physics representing approximately 13% of their outstanding voting stock for €0.9 million as of June 30, 2003, whose network appliance, among other things, allows end users to associate abnormal performance with specific business functions, thereby, providing a critical link between IT performance and business impact.

        In February 2003, we signed an OEM agreement with Ericsson for the pre-integration of our solution with Ericsson's IP Packet Backbone Network management suite. In a later stage, integration with service provisioning and other core elements will be offered. With this agreement, Ericsson enables operators to control costs and improve the profitability of multi-service networks.

4.14    COMPETITION

        The Performance Management market is extremely fragmented and made up of a number of point solutions. It is fairly common to find several products used in conjunction at a client site, each covering a particular area of technology. What makes this market dynamic is that all products in the space address the problem of SLM, either to report the service levels or to sustain them. As such, all products in this space target the same organization within IT (usually operations) and draw on the same budget. Our software is designed for use in the performance management sector of the Network System Management ("NSM") market. Competition in this market overall is intense and is characterized by rapid technological change, evolving industry standards, frequent product introductions and increasing customer requirements. Our existing and potential clients typically have a preset IT budget for which we must compete with our competitors. We expect competition to continue to be intense in the future.

        We compete principally on the basis of:

  •
  breadth of functionality;

  •
  flexibility;

  •
  scalability;

  •
  product performance;

  •
  ease of deployment and use; and

  •
  price.

        Our primary source of direct competition comes from suppliers of comparable products, including Concord Communications eHealth suite, Hewlett Packard OpenView Performance Insight (formerly Trinagy's Trend), Lucent Technologies Navis iOperations Software, VitalSuite, Net IQ, Quallaby Corporation and several smaller software vendors. Other sources of actual or potential competition include:

  •
  suppliers of network and system management products, including Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Aprisma and BMC;

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

4.15    INTELLECTUAL PROPERTY

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

        Patents.    We presently have two French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The other is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. Both French patents expire on January 29, 2017. Both of the patents have received extensions in the U.S. and in Europe, with two U.S. and two European patents issued which expire on January 29, 2018. A third patent is pending registration (application was filed in France on December 7, 2001 and extension in the United-States was requested on December 6, 2002).

        Trademarks.    We have registered the trademark "InfoVista" in a number of countries, including in Europe (as a Community Trademark) and the U.S. We also have a trademark registration for "VistaMart" in France. In addition, we have filed trademark applications in a number of countries, including the U.S. and the EU for the product names "VistaView", "VistaMart," "VistaPortal," "VistaFinder", "VistaService", "VistaFoundation", "VistaNotifier", "VistaLink", "VistaBridge", "Vista Plug-in", "VistaNext", "VistaProvisioner", "VistaDiscovery", "VistaOperations Center", "VistaCockpit", "VistaTroubleshooter" and for "InfoVista" accompanied by its logo and the phrase "Seeing IT." We have applications pending for protection for some of these trademarks in other jurisdictions. We plan to apply for trademark registrations for other product names containing the word "Vista" in the near future.

        We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. For example, we license our products to end-users under shrink-wrap license agreements. We seek to avoid disclosure of our intellectual property by restricting access to our source code and by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us. Our employees generally sign contracts with us agreeing not to compete for a certain period following their departure from our company subject to certain limitations. We have deposited our source codes with the Agence pour la Protection des Programmes, one of the main French organizations offering software escrow services.

        Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of many countries do not protect our proprietary rights to the same extent as the laws of the U.S. and France. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources. In addition, we may not prevail in any such litigation, and our intellectual property rights may be found invalid or unenforceable. Any of the foregoing could have a material adverse effect on our business and operating results.

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

4.16    INSURANCE

        We have maintained an appropriate level of insurance coverage with conditions that are in line with our industry standards. We have put into effect a worldwide insurance program that provides coverage for significant risks and activities.

        We maintain insurance against potential civil and product liability claims. We also maintain insurance policies against the following risks: directors and officers' liability, civil liability including general liability. This insurance covers all countries where we have a legal presence. We have not obtained any insurance for net losses in any of the countries in which we have operations.

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

4.17    COMMUNICATIONS

        We communicate with our investors and the public by means of our website at www.infovista.com and participation at trade shows and trade events. We also conduct regular press statements and meetings with the press and analysts and embark on road shows from time to time.

4.18    PERSONNEL—See "Item 6. Directors, Senior Management and Employees"

4.19    RESEARCH AND DEVELOPMENT

        Our research and development team is responsible for the design, development and release of our software. As of June 30, 2003 and 2002, our research and development organization consisted of 47 and 63 employees, respectively. We subcontract engineers for highly specialized and discrete projects. Our research and development team focuses on developing our more complex and strategically important projects. Our total research and development expenses were €7.0 million, €7.2 million and €4.6 million for the years ended June 30, 2003, 2002, and 2001, respectively.

4.20    FACILITIES

        Our headquarters, located in Les Ulis, outside Paris, France, occupy approximately 3,500 square meters of office space under a lease, which expires on June 30, 2009, with an option to terminate the contract every three years. We also lease regional offices located in the U.S. in Herndon (Virginia), New York (New York), Columbia (Maryland) and Dallas (Texas), as well as in Europe, London (United Kingdom), Madrid (Spain), Munich (Germany) and in Singapore for our operational center in the Asia-Pacific region with offices in Sydney (Australia), Tokyo (Japan) and Shanghai (China). We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

4.21    LEGAL PROCEEDINGS

        As is the case with many companies in the software industry, we have received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof, which could have a material adverse effect on our operating results or financial condition. In addition, if we were to lose an infringement claim against us in the future, we might have to pay substantial damages or stop making, using or selling the technology that was determined to infringe another party's rights or products that incorporate it.

        We are currently involved in ordinary routine litigation or arbitration incidental to our business; however, we do not believe that we are party to any pending litigation or arbitration, which has had or could have a material, adverse effect on our financial condition, activity or results.

4.22    SEASONALITY

        Our business has experienced and may continue to experience significant seasonality as described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects."

4.23    RAW MATERIALS

        Our business is not dependent upon any raw materials.

4.24    MATERIAL EFFECT OF GOVERNMENT REGULATIONS

        During the fiscal year 2003, there were no changes to governmental regulations in any jurisdiction in which we do business which had a material adverse effect on our operations or financial condition.

4.25    INDUSTRIAL AND ENVIRONMENTAL RISKS

        Given our business activities, we are not particularly exposed to industrial and environmental risks. We do not store flammable or dangerous material or products at any of our facilities, nor are we subject to any specific constraints with respect to any potential environmental risks.

        We are not aware of any industrial or environmental risk known or suspected to be associated with the development, manufacture, transport or use of our products and services. We are not aware of any industrial or environmental risks, which affect or may affect the utilization of any of our facilities.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the discussion below in conjunction with our consolidated financial statements included elsewhere in this report, which have been prepared in accordance with U.S. GAAP.

        During the year ended June 30, 2003, we implemented a new key metric "active end-users" that is defined as a company group that has purchased one of our software solutions. In addition, we adopted Staff Announcement Topic D-103, "Income Statement Characterization of Reimbursement Received for "Out-of-Pocket" Expenses Incurred", which states that reimbursements received for "Out-of-Pocket" expenses should be reported as revenues and costs. As a result, the figures below have been restated for the years ended June 30, 2002 and 2001 in order to reflect the application of this new rule.

5.1    OVERVIEW

        We are a leading global provider of intelligent performance management solutions. We help organizations maximize the business value of their IT services. Our software extracts, organizes, and presents information that enables decision makers at every level to continuously align IT services with business priorities. Our fully personalized and interactive portal provides visibility into real-time and historical information essential to optimize the service experience for end-users. Our solutions target the Performance Management segment for both service provider and enterprise customers. Our intelligent performance management software supports requirements ranging from real-time network performance analysis to customer-centric SLM programs. Our technology approach is based on partnering with customers to drive industry-leading innovations into our software. We generate revenues in the form of licensing fees on our products and in the form of service fees from our professional services, customer support and maintenance.

5.2    RECENT DEVELOPMENTS

5.2.1    Stock option grants

        On August 19, 2003, the board of directors granted to our officers and employees and our subsidiaries stock options to subscribe for shares and to purchase shares, for up to 948,810 shares. Each stock option will give the right to subscribe for new shares or to purchase existing shares with a nominal value of €0.54 at the price of €2.15 per share.

        Stock options giving the right to subscribe for 653,630 new shares were granted under the 1999 and 2000 Plans. 330,830 of these stock options which were granted to seven employees were modified by the board of directors. The stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach or exceed the break even point ("adjusted net profit") or under the terms of the 2000 Plan in case the break even point is not reached.

        Stock options giving the right to purchase 295,180 shares of treasury stock out of the 300,000 authorized by the general shareholders' meeting of December 5, 2002 were granted under the 2003 Plan. The terms and conditions of the 2003 Plan are identical to those of the 2001 Plan.

5.2.2    Restructuring

        During the first quarter of fiscal year 2004, we effected a reduction in our workforce in the United States and Europe and adopted an office rationalization plan in the United States and Germany. Costs associated with exiting facilities included estimated present value of sublease losses, commissions and concessions, and other facility closing costs including rent expense while our office space is vacant. The restructuring costs and related loss on disposal and impairment of fixed assets should amount to approximately €3.0 million for the three months ended September 30, 2003.

5.2.3    Employment termination of the Executive Vice-President and Chief Operating Officer (Worldwide)

        After a two-year period as our Executive Vice-President and Chief Operating Officer (Worldwide), Mr. Didier Lesteven's employment was terminated in September 2003. As a result, our Chairman and Chief Executive Officer shall propose to the board of directors to end his designation of Directeur Général Délégué at the next board meeting.

5.3    REVENUES

        We generate revenues from licensing fees for our products and fees for services provided by our professional services activities, including maintenance, consulting and training. For the years ended June 30, 2003, 2002, and 2001, revenues from licenses represented 51.9%, 62.2%, and 70.1% of total revenues, respectively.

        As of June 30, 2003 and 2002, we had 281 and 278 active end-users of our products, respectively. We target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations such as financial institutions, transportation/logistics companies, insurance companies and healthcare services. Revenues from service provider end-users, which include telecommunications and service provider companies, such as ISPs, ASPs and outsourcers of IT services, accounted for 66.6%, 69.5%, and 80.8% of our total revenues for the years ended June 30, 2003, 2002 and 2001, respectively. We expect that revenues from service provider industry end-users shall continue to constitute a significant portion of our future revenues, but we intend to further enhance our large enterprise client base.

        We generate revenues not only through our direct sales force but also from indirect sales through channel resellers, who in turn sell our products and services to their customers. In addition, a portion of our direct revenues is influenced by referral partners, who we compensate for their assistance in the sales cycle of a particular customer order. For the year ended June 30, 2003, 56.6%, 32.2%, 5.3%, and 5.9% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. For the year ended June 30, 2002, 65.1%, 29.4%, 3.2%, and 2.3% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. For the year ended June 30, 2001, 61.9%, 33.3%, 0.0%, and 4.8% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. We expect revenues from the different above-mentioned channels to remain fairly consistent with a moderate shift toward reseller and partner referral revenues.

        Our main sales regions are Europe, Americas, and the Asia-Pacific. For the year ended June 30, 2003, approximately 49.3%, 37.6% and 13.1% of our revenues were recognized from sales invoiced from Europe, Americas, and Asia-Pacific, respectively. For the year ended June 30, 2002, approximately 58.1%, 34.3%, and 7.6% of our revenues were recognized from sales invoiced from Europe, Americas and Asia-Pacific, respectively. For the year ended June 30, 2001, approximately 52.0%, 43.7%, and 4.3% of our revenues were recognized from sales invoiced from Europe, Americas and Asia-Pacific, respectively. We expect revenues from the Americas to increase in percentage of total revenues, while Europe's percentage shall decrease in comparison with fiscal year 2003. Asia-Pacific should remain relatively consistent.

        Revenues from sales of our licenses to our end-user clients are recognized generally when we receive a purchase order and/or other written contractual documentation (depending on the requirement of the client), we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. We provide for allowances for estimated future returns from our clients upon shipment. We recognize reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which we receive either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. We recognize license revenues from our OEMs either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.

        Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels. Payments for maintenance fees (on initial or renewal orders) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance sold. Revenues from purchase orders received for consulting, training and other support services are generally recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between our resellers and us. End-users either enter into a service contract directly with us or with a reseller.

        Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Any significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.

5.4    COST OF REVENUES

        Our cost of revenues is comprised of cost of license revenues and cost of service revenues. Cost of license revenues consists primarily of license fees paid to third-party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, production of documentation and shipping. Cost of service revenues consists primarily of personnel-related costs (salaries and facilities) incurred in providing services. The gross profit on service revenues is significantly lower than on license revenues and accordingly, if a higher percentage of our revenues are generated from sales of licenses, we would expect our overall gross profit as a percentage of revenues to increase. This expectation is based on our strategy to increasingly use partners to deliver services directly to our clients, which we believe will result in a decrease in our service revenues as a percentage of total revenues.

        As service revenues evolve, we expect to adapt our customer support and professional service personnel to our maintenance, consulting and training activities. Consequently, we anticipate that our cost of service revenues will remain relatively flat for the near term.

        Our cost of revenues is shown exclusive of stock compensation. The following discussion of cost of revenues and the subsequent presentation of the results of our operations, which analyzes this expense classification and its relationship to revenues, also excludes stock compensation expense, which are addressed separately. This presentation conforms to the presentation of our statement of income in our consolidated financial statements included elsewhere in this report. Because of the magnitude and irregular timing of charges relating to stock compensation expense, we believe such presentation will help you compare operating results over the periods presented.

5.5    OPERATING EXPENSES

        Sales and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, advertising, public relations, and other promotional expenses. We expect that our selling and marketing expenses will decrease as a percentage of revenues for the near term. Research and development expenses consist primarily of personnel costs associated with software product development and outsourced research and development. We expect that our research and development expenses will remain relatively flat as a percentage of revenues for the near term. We have not capitalized any software development costs as the time between technological feasibility and product release is very short, and development costs incurred during that time are immaterial. General and administrative expenses consist primarily of salaries for financial, administrative and management personnel and related travel expenses, as well as legal and accounting expenses. We expect that these expenses will continue to decrease as a percentage of revenues in the short and long-term.

        We have granted stock options and issued warrants to our employees and officers on various occasions. Under U.S. GAAP, certain of these awards and sales are viewed as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately €2.6 million in share plan costs from July 1, 2000 through June 30, 2003. See Note 13 to the consolidated financial statements for further information on stock compensation expense. Cost of services, selling and marketing expenses, research and development expenses and general and administrative expenses are all shown exclusive of this stock compensation expense.

5.6    PERIOD-TO-PERIOD VARIABILITY

        Our business has experienced and may continue to experience significant seasonality. Sales of our products and services in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. In addition, the typical timing of budget and investment spending at our clients for the quarter ending March 31 has historically experienced an adverse seasonal effect. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

5.7    RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of total revenues represented by each item in our statements of operations.

	Year ended June 30,
	2003	2002	2001
	All amounts in percentages
Revenues
License revenues	51.9	62.2	70.1
Service revenues	48.1	37.8	29.9

Total revenues	100	100	100
Cost of revenues
Cost of licenses	(3.6)	(3.2)	(3.2)
Cost of services	(24,4)	(20.9)	(22.0)

Total cost of revenues	(28,0)	(24.2)	(25.2)

Gross profit	72.0	75.8	74.8
Operating expenses
Sales and marketing expenses	(64.7)	(56.5)	(59.4)
Research and development expenses	(27.6)	(24.4)	(16.6)
General and administrative expenses	(20.2)	(23.7)	(27.3)
Stock compensation expense	(0.1)	(1.1)	(8.0)
Restructuring costs and consulting fee	(6.2)	(8.1)	—
Impairment charge for goodwill	—	(6.3)	—
Amortization of goodwill and intangibles	(1.5)	(1.3)	(1.8)

Total operating expenses	(120.4)	(121.3)	(113.2)

Operating loss	(48.3)	(45.5)	(38.4)
Other income	3.3	5.0	15.5
Loss before income taxes and minority interest	(45.0)	(40.6)	(22.9)
Income tax expense	(0.1)	—	—
Minority interest	—	0.1	0.2

Net loss	(45.2)	(40.6)	(22.6)

        The following table sets forth, for the periods indicated, our gross margins broken out for licenses and services.

	Year ended June 30,
	2003	2002	2001
	All amounts in percentages
Gross margin
License gross margin
(License gross profit as % of license revenues)	93.1	94.8	95.5
Service gross margin
(Service gross profit as % of service revenues)	49.4	44.6	26.6

Years Ended June 30, 2003, 2002 and 2001

Revenues

        Total revenues were €25.5 million, €29.4 million, and €27.9 million for the years ended June 30, 2003, 2002 and 2001, respectively, representing a decrease of 13.3% from fiscal year 2002 to fiscal year 2003 and 5.4% increase from fiscal year 2001 to fiscal year 2002. On a constant exchange rate basis between fiscal year 2002 and 2003, total revenues for the year ended June 30, 2003 would have been €27.6 million. Total revenues for Europe decreased 26.3% from fiscal year 2002 to 2003 with no exchange rate impact. We were disappointed with the sales performance and intend to put corrective actions in place during fiscal year 2004 to restore revenue growth. Total revenues for the Americas decreased 4.8% from fiscal year 2002 to 2003, while on a constant exchange rate basis, total Americas revenues increased 12.5%. Despite the negative exchange rate impact, we have experienced some positive benefits from the reorganization that we implemented during the first half of fiscal year 2003, along with positive penetration in the Americas' enterprise market. Total revenues for Asia-Pacific increased by 49.4% from fiscal year 2002 to 2003, while on a constant exchange rate basis, total Asia-Pacific revenues increased by 71.6%. We have experienced significant revenue growth from the reorganization that we implemented during the end of fiscal year 2002, along with positive penetration in the Asia-Pacific service provider market, particularly in terms of developing sound relationships with indirect channels and an intense focus on service providers.

        License revenues were €13.2 million, €18.3 million, and €19.5 million for the years ended June 30, 2003, 2002 and 2001, respectively. The 27.9% decrease in license revenues from fiscal year 2002 to fiscal year 2003 was primarily due to the unsuccessful implementation of our solutions-oriented sales model in Europe and the decline of the US dollar against the euro, which were netted against a strong increase in license revenues in Asia-Pacific. On a constant exchange rate basis between fiscal year 2002 and 2003, license revenues for the year ended June 30, 2003 would have been €14.5 million. The 6.2% decrease in license revenues from fiscal year 2001 to fiscal year 2002 was primarily due to the deterioration of market and economic conditions in the Americas and the Central Eastern Europe regions.

        Service revenues, including maintenance, training, and consulting services, were €12.3 million, €11.1 million, and €8.4 million for the years ended June 30, 2003, 2002, and 2001, respectively. Service revenues accounted for 48.1%, 37.8% and 29.9% of total revenues for the years ended June 30, 2003, 2002, and 2001, respectively. The 10.8% increase from fiscal year 2002 to fiscal year 2003 was primarily due to the increase of maintenance revenues by 27.6% that resulted from both the increased install base and strong maintenance renewal rates, netted by a decrease in both consulting and training revenues by 13.9% that resulted from the decrease in license revenues. On a constant exchange rate basis between fiscal year 2002 and 2003, service revenues for the year ended June 30, 2003 would have been €13.1 million. The 32.1% increase from fiscal year 2001 to fiscal year 2002 was primarily due to the increase of maintenance revenues that resulted from the increased install base.

Cost of Revenues

        Cost of revenues was €7.1 million, €7.1 million and €7.0 million for the years ended June 30, 2003, 2002, and 2001, respectively. Cost of revenues has been relatively flat over the past three fiscal years, which is primarily due to our continued push to improve service margins. Cost of revenues accounted for 27.9%, 24.2% and 25.2% of total revenues for the years ended June 30, 2003, 2002, and 2001, respectively.

        Cost of license revenues, as a percentage of license revenues, was 6.9%, 5.2% and 4.5% for the years ended June 30, 2003, 2002, and 2001, respectively. The percentage increase in fiscal year 2003 compared with fiscal year 2002 was primarily due to the decrease of license revenues coupled with certain royalty arrangements that are fixed in nature. The percentage increase in fiscal year 2002 compared with fiscal year 2001 was primarily due to additional royalty costs related to third party software integrated into our VistaPlugin licenses and the decrease of license revenue.

        Cost of service revenues, as a percentage of service revenues, was 50.6%, 55.4%, and 73.4% for the years ended June 30, 2003, 2002, and 2001, respectively. The percentage decreases were due to an increase in maintenance service revenues, which carry less cost of revenues than consulting and training revenues.

Selling and Marketing Expenses

        Sales and marketing expenses were €16.5 million, €16.6 million, and €16.6 million for the years ended June 30, 2003, 2002, and, 2001, respectively. We have maintained our annual spending on sales force and marketing/sales support teams along with discretionary marketing spending over the past three fiscal years. Sales and marketing expenses accounted for 64.7%, 56.5% and 59.4% of total revenues for the years ended June 30, 2003, 2002, and 2001, respectively. Headcount in selling and marketing as of June 30, 2003, 2002, and 2001 was 76, 84, and 92 employees, respectively.

Research and Development Expenses

        Research and development expenses were €7.0 million, €7.2 million, and €4.6 million for the years ended June 30, 2003, 2002, and 2001, respectively. The percentage decrease of 2.8% from fiscal year 2002 to fiscal year 2003 was primarily due to a reduction of research and development personnel, netted by the increase in technology acquisitions of €0.8 million. The percentage increase of 56.5% from fiscal year 2001 to fiscal year 2002 was due to continued investments made to enhance and develop the InfoVista Production and Workshop Servers and to add new products, such as VistaPortal, VistaLink, VistaBridge and various Vista Plug-ins and VistaViews. Research and development expenses accounted for 27.6%, 24.4%, and 16.6% of total revenues for the years ended June 30, 2003, 2002, and 2001, respectively. Headcount in research and development as of June 30, 2003, 2002, and 2001 was 47, 63, and 54 employees, respectively.

General and Administrative Expenses

        General and administrative expenses were €5.2 million, €7.0 million, and €7.6 million for the years ended June 30, 2003, 2002, and 2001, respectively. The percentage decreases of 25.7% from fiscal year 2002 to fiscal year 2003 and 7.9% from fiscal year 2001 to fiscal year 2002 were due to the reduced headcount in administrative positions along with the continued reduction of legal and accounting fees. General and administrative expenses accounted for 20.2%, 23.7%, and 27.3% of total revenues for the years ended June 30, 2003, 2002, and 2001, respectively. Headcount in general and administration as of June 30, 2003, 2002, and 2001 was 23, 35 and 43 employees, respectively.

Restructuring Charges

        During each fiscal year ended June 30, 2003 and 2002, we effected a reduction in workforce of approximately 30 employees and adopted an office rationalization plan to re-focus our commercial activities in the U.S. and Germany. As a result of the restructuring, we accounted for restructuring charges of €1.6 million and €1.7 million for the years ended June 30, 2003 and 2002, respectively. We did not incur any restructuring charges during the year ended June 30, 2001. We implemented a restructuring plan during the first quarter of fiscal year 2004, which shall lead to approximately €3.0 million of restructuring charges.

Consulting Fee

        During the year ended June 30, 2002, we appointed a leading management consultancy firm, to help assess our global strategy and positioning. U.S. and European teams were selected and worked with our executives and employees to develop a three-year strategic plan that includes execution and implementation. During the year ended June 30, 2002, €0.8 million of consulting fees were incurred of which €0.1 million were included as part of the restructuring charges. We did not incur any significant consulting fees during the year ended June 30, 2003 and 2001. We do not expect to incur any additional significant consulting fees in the near or mid-term.

Impairment Charge for Goodwill

        During the year ended June 30, 2002, we reclassified the carrying value of the workforce as of July 1, 2001 into goodwill in accordance with a new accounting rule on goodwill in U.S. GAAP. In June 2002, we performed the annual impairment test of goodwill that resulted from our acquisition of TISS and wrote-off its entire carrying value of €1.8 million. As a result of economic conditions in Central Eastern Europe, our future cash flows forecast for this reporting unit were lowered, which led to an impairment charge for the entire carrying value of the goodwill. We did not incur goodwill impairment charges during the year ended June 30, 2003 and 2001. We do not expect to incur any additional goodwill impairment charges in the near or mid-term.

Stock Compensation Expense

        Stock compensation expense totaled €38 thousand, €0.3 million, and €2.2 million for the years ended June 30, 2003, 2002, and 2001, respectively. The significant expenses in 2001 coincide with a €1.5 million charge taken in 2001, as a result of warrants granted to senior managers due to the success of our Initial Public Offering ("IPO"). Since September 2000, stock options and warrants have generally been issued at a price equal to the fair market value at the date of grant. Since all deferred compensation relating to stock options granted before September 2000 has been fully amortized, we do not expect stock compensation expenses in the near term or mid-term.

Other Income

        Other income was €0.8 million, €1.5 million, and €4.3 million for the years ended June 30, 2003, 2002, and 2001, respectively. The 46.7% decrease from fiscal year 2002 to fiscal year 2003 was primarily due to the lower income earned from short-term deposits. The 65.1% decrease from fiscal year 2001 to fiscal year 2002 was due primarily to the effect of the decrease in the exchange rate of the U.S. dollar against the euro on our U.S. dollar-denominated net investments in our subsidiaries that were considered short-term during the fiscal year. On March 1, 2001, we modified intercompany loan agreements and reclassified the net intercompany investments as long-term in nature, which generally eliminated future net foreign currency exchange transaction gains/(losses) related to intercompany balances denominated in non-euro currencies. Any foreign currency transaction gains/(losses) that are derived from intercompany investments that are considered long-term in nature shall be accounted for in the cumulative translation adjustment account within stockholder's equity, while any foreign currency transaction gains/(losses) that are derived from intercompany investments that are considered short-term in nature shall be accounted for in the income statement.

Income Tax Expense

        We had income tax expense of approximately €36 thousand, €12 thousand and €2 thousand for the years ended June 30, 2003, 2002, and 2001, respectively. The minimal income tax expenses represented the fixed annual minimum income tax payable in various European countries. In addition, we expense withholding taxes on customer cash receipts. We do not expect significant income tax expenses/benefits in the near term or mid-term.

Impact of Changes in Exchange Rates

        Fluctuations in the value of the euro against other currencies, especially the U.S. dollar, have, affected our results of operations, in particular our net financial income and cumulative translation adjustment. These fluctuations are due to the combined effect of accounting gains and losses upon conversion for accounting purposes of our foreign currency denominated investment accounts, primarily the U.S. dollar, and the accounting treatment of our foreign currency denominated intercompany net investments to our various foreign subsidiaries.

        Our foreign currency net investments are not hedged by currency borrowings and other hedging instruments. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk". The impact of these fluctuations may adversely affect our financial position and operating results.

Impact of Inflation

        We believe that inflation has not had a material effect on our results of operations during each of the three years ended June 30, 2003.

5.8    LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2003 and 2002, we had cash and cash equivalents amounting to €37.9 million, and €50.2 million. As of June 30, 2003, cash and cash equivalents were primarily held in euros, U.S. dollar and British pound for an amount equivalent to €34.3 million, €2.9 million and €0.5 million respectively.

        We have financed our operations primarily through the sale of equity securities. We also received interest-free cash advances amounting to €0.7 million from l'Agence Pour la Valorisation de la Recherche ("ANVAR"), a French state organization, to be used for research and development purposes. The cash advances were not subject to conditions relating to intellectual property rights such as royalty payments or ownership. As of June 30, 2003 and 2002, we had €0 million and €0.3 million respectively of outstanding debt related to the ANVAR cash advances. On July 7, 2000, we completed an IPO of 6,000,000 common shares at the issue price of €12.80 per share. The net proceeds to us of the IPO were €68.7 million, after deduction of expenses of €8.2 million. The proceeds from the exercise of stock options and warrants for the subscription of shares during fiscal year 2003, 2002 and 2001 were approximately €23 thousand, €0.3 million and €1.9 million, respectively. As of June 30, 2003, we have no indebtedness, since the ANVAR cash advance has been repaid.

        As of June 30, 2003 and 2002, we had working capital, defined as current assets less current liabilities, of €39.7 million and €53.2 million, respectively. Cash, cash equivalents, and marketable securities were €43.8 million and €55.7 million as of June 30, 2003 and 2002, respectively. Because we do not yet generate a positive cash position from our operations, the main indicator of our liquidity is our net cash provided by financing activities, which includes funds from our capital increases. These have led to a significant positive cash position as of June 30, 2003 and 2002.

        For the years ended June 30, 2003 and 2002, we have a Days Sales Outstanding ("DSO") of 75 and 99 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by yearly revenues, which is then multiplied by the number of days in the given year. This improvement primarily resulted from a lower receivable balance as of June 30, 2003, which resulted from the continuous enhancements in the account receivable aging balances combined with the full payment of a €0.9 million license revenue booked in June 2003. We expect that we will be able to maintain our normal level of DSO at around 90 days during fiscal year 2004.

        Net cash used by operating activities was €7.5 million, €5.3 million, and €1.6 million for the years ended June 30, 2003, 2002, and 2001, respectively. The increase in cash used by operating activities from fiscal year 2001 to 2002 was primarily due to a higher net loss in fiscal year 2003, excluding non-cash items such as the write-off of goodwill and stock compensation expenses. During the year ended June 30, 2003, €3.7 million of cash was spent on exceptional operating activities, which includes technical acquisitions, payment on restructuring charges and consulting fee. The increase in cash used by operating activities from fiscal year 2001 to 2002 was due to a higher net loss in fiscal year 2002, excluding non-cash items such as depreciation, amortization, and stock compensation expenses.

        Net cash used by investing activities was €1.6 million, €7.6 million, and €8.8 million for the years ended June 30, 2003, 2002, and 2001, respectively. For the year ended June 30, 2003, investing activities primarily consisted of the €0.9 million purchase of shares in Network Physics and the acquisition of computer and networking equipment. For the year ended June 30, 2002, investing activities primarily consisted of the €6.0 million purchase of a marketable security, KLEBER 2006, and the acquisition of computer and networking equipment and leasehold improvements for new office space. For the year ended June 30, 2001, investing activities not only included a significant amount of capital expenditures for office and computer equipment related to our growth and the move to new office in France for the corporate and operational headquarters, but also €1.8 million for the purchase of licensed technology in connection with the agreement we entered into with eXcelon and the acquisition of TISS for €3.0 million, inclusive of acquisition expenses and net of cash acquired.

        Net cash (used) generated by financing activities was €(3.0) million, €28 thousand and €70.1 million for the years ended June 30, 2003, 2002 and 2001, respectively. Net cash generated by financing activities for the year ended June 30, 2003 primarily consisted of the €2.7 million purchase of treasury stock net of proceeds from issuance of treasury stock and the €0.3 million final repayment of the ANVAR cash advance. Net cash generated by financing activities for the year ended June 30, 2002 primarily consisted of the €259 thousand partial repayment of the ANVAR cash advance and the €287 thousand proceeds from exercise of stock options and from subscription and exercise of warrants. Net cash generated by financing activities for the year ended June 30, 2001 primarily consisted of the €68.7 million net proceeds of the IPO, the €1.9 million proceeds from exercise of stock options and from subscription and exercise of warrants, the €0.2 million partial repayment of the ANVAR cash advance and the €0.1 million purchase of treasury stock net of proceeds from issuance of treasury stock.

        We had available net operating loss carry forwards of approximately €41.9 million. Of these net operating loss carry forwards, €9.6 million will expire between years ended June 30, 2004 and 2008, €20.0 million will expire between the years ended June 30, 2014 and 2024 and €12.3 million have no expiration date. They are subject to review and possible adjustment by the appropriate tax authorities.

        We believe that our current cash balances and the cash flows generated by operations, if any, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 18 months. Information regarding operating leases is available in Note 11 to our consolidated financial statements. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or obtain credit facilities. The decision to sell additional equity or debt securities could be made at any time and would likely result in additional dilution to our stockholders. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies. Information regarding technological acquisitions is available in Note 15 to our consolidated financial statements.

5.9    CRITICAL ACCOUNTING POLICIES

        We consider the accounting policies described below as critical in preparing our consolidated financial statements. These policies include significant estimates made by management using information available at the time the estimations are made. A more detailed description of the significant accounting policies used by us in preparing our financial statements is included in Note 1 to the consolidated financial statements.

Revenue recognition

        Our revenue recognition policy is significant because revenue is a key component of our result from operations.

        Revenues from sales of our licenses to our end-user clients are recognized generally when we receive a purchase order and/or other written contractual documentation (depending on the requirement of the client), we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. We provide for allowances for estimated future returns from our clients upon shipment. We recognize reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which we receive either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. We recognize license revenues from our OEMs either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.

        Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels. Payments for maintenance fees (on initial or renewal orders) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance sold. Revenues from purchase orders received for consulting, training and other support services are generally recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between our resellers and us. End-users either enter into a service contract directly with us or with a reseller.

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

        For the years ended June 30, 2003, 2002 and 2001, bad debt expense amounted to €(3), €(3) and €487 thousand, respectively.

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

5.10    FORWARD LOOKING STATEMENTS

        This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

  •
  the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry;

  •
  the assumption that market acceptance of our products will increase or remain at current levels;

  •
  the risk that the telecommunications market will continue to deteriorate;

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

Forward Looking Discussion of Available Trend Information

        The statements below are part of a forward-looking discussion on available trend information based on our current knowledge and beliefs. Actual results may differ significantly from those indicated below for the reasons set forth above under the captions "Forward Looking Statements" and "Risk Factors":

        On July 24, 2003, we announced three strategic objectives for fiscal year 2004:

  1)
  Penetrate the enterprise market by increasing the value of our VistaFoundation through technological acquisitions;

  2)
  Leverage on our strengths by building upon the VistaFoundation to launch new products and solutions that shall be financed by our cash position and build upon our strategic relationships with global and local resellers, OEMs and referral partners; and

  3)
  Differentiate our products from the competition by aligning business and infrastructure performance goals, producing more powerful value added solutions and comprehensive portal based applications.

        We believe that the recent difficulties faced in fiscal year 2003 by our European sales organization resulting from the low number of new clients gained overshadowed the successes witnessed in the Asia-Pacific and Americas. On July 24, 2003, we indicated that we predict double-digit growth compounded over the next fiscal year in the Americas. A primary objective for fiscal year 2004 shall be to ensure success of the European region. As a first step, we have reorganized the region's sales organization that shall result in an increase in the number of quota-carrying salespeople by reallocating resources to revenue generating resources.

5.11    OFF-BALANCE SHEET COMMITMENTS

        The following table represents our contractual obligations as of June 30, 2003:

		Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Long-term debt obligations	€—	€—	€—	€—	€—
Capital finance lease obligations	—	—	—	—	—
Operating lease obligations	10,255	1,907	3,207	2,561	2,580
Purchase obligations	—	—	—	—	—
Other long-term liabilities	71	—	—	—	71

	€10,326	€1,907	€3,207	€2,561	€2,651

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        In accordance with French law governing a société anonyme, our affairs are managed by our board of directors, which determines our strategy and oversees its implementation, along with our Chairman and Chief Executive Officer (Président Directeur Général). Our statuts grant the Chairman and Chief Executive Officer full executive authority to manage our affairs, subject to prior authorization of the board of directors or the general shareholders' meeting for certain decisions designated by law. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split these functions between two different persons (the Chairman of the Board and another natural person bearing the title of Chief Executive Officer or "Directeur Général"). Our statuts were modified at our general shareholders' meeting on December 13, 2001, to provide for such a choice. (See "Item 10.2.2 General Shareholders' Meeting"). The board of directors has not yet decided to split these two functions, which are currently performed by the same person.

6.1    BOARD OF DIRECTORS

        Currently, the board of directors consists of seven members of which five are considered independent (i.e. with no relation of whatever nature with us or our management, which may influence their judgment, according to the definition proposed by the French Rapport Bouton dated September 23, 2002, which provides for recommendations on corporate governance). Our statuts currently provide that our board of directors shall consist of between three and eighteen members elected by a general shareholders' meeting. Each director must own at least one of our shares. Our statuts provide that each director is elected for a term of one year, which may be renewed. Our board of directors has met nine times during the course of fiscal year 2003. Our directors' attendance rate to the nine board meetings held during the course of fiscal year 2003 was 77%. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of senior management. None of our directors were appointed by employees and there is no advisor within the board of directors.

        The board of directors intends to adopt internal regulations in the coming months. Among other things, these internal regulations would provide for measures aimed at evaluating the board of directors' performance.

        The board of directors cannot increase the number of members of the board. Only the shareholders, acting pursuant to a simple majority, can do so. Under French law, a director may be an individual or a legal entity, but the Chairman and/or the Chief Executive Officer must be individual(s). The board of directors elects the Chairman and/or Chief Executive Officer. Directors are elected by the shareholders and serve until the expiry of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the board of directors may fill vacancies on the board of directors, pending the next general shareholders' meeting, however, the board of directors has the power to appoint and remove the Chairman of the board at any time.

        In consideration for their services on the board, directors are entitled to receive jetons de présence ("directors' fees"). The total annual amount of jetons de présence is fixed by the general shareholders' meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. In April 2001, the compensation committee and the board of directors discussed and adopted rules determining the directors' fees allocation. These rules are updated from time to time. They currently provide for a fixed and a variable remuneration to be allocated to directors according to their regular attendance to board meetings and active participation in one or several committees.

        The Chairman and/or Chief Executive Officer are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders' meeting. The board of directors determines this additional remuneration and in this case, the Chairman and/or Chief Executive Officer can vote on a resolution concerning his or her remuneration.

        Under French law, the board of directors presents the year-end accounts to the shareholders and convenes general shareholders' meetings. In addition, the board of directors reviews and monitors our economic, financial and technical strategies.

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

        Meetings of the board of directors, which are held as often as required in the corporate interest, are normally convened by the Chairman. According to our statuts, directors who take part in a meeting of the board by means of a videoconference are deemed to be present, for calculating the quorum and the majority. According to French company law and our statuts, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the Chairman convene the board of directors regarding matters listed on the agenda for the meeting. According to our statuts, a quorum consists of one-half of the members of the board of directors (with a minimum of two members) and decisions are taken by a vote of the majority of the members present, deemed to be present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision is void.

        Under French law and our statuts, our board of directors must give prior authorization for any security, pledge or guarantee by us. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, this security, pledge or guarantee shall have no effect with regard to us.

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

        The French Commercial Code requires directors, Directeur Général, one of its Directeurs Généraux Délégués, one of our shareholders having a fraction of the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering either directly or indirectly, personally or through an intermediary, entering into an agreement with the company, to inform the company's board of directors as well as its independent auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting for approval once entered into, upon presentation of a special report from the independent's auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at our request or any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board except when they are not significant for any parties because of their purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board and to the independent auditors.

        Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our statuts or mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.

        Our statuts determine the retirement age of our directors. Our board of directors may not have more than a third of its members who exceed the age of 75. If this limit is reached, the oldest director is deemed to have resigned during the next general shareholders' meeting following his or her 75th birthday. The mandates of a Directeur Général or a Directeur Général Déléguémay not continue beyond the general shareholders' meeting following his or her 70th birthday.

        The table below sets forth, as of September 25, 2003, the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in the table below.

Name (Year of birth)	Date of appointment		Term expiry date(1)	Current title with InfoVista	Main occupation outside InfoVista		Other positions or employment
Alain Tingaud (1954)	1995		Dec. 2004	Chairman, Chief Executive Officer and Director			•	Director of InfoVista Corp., InfoVista UK Ltd and InfoVista (Asia-Pacific) Pte Ltd and President of InfoVista Enterprise Solutions.
							•	Director of ClarITeam S.A., Mediapps S.A., Château-On-line S.A., MANEOS ltd, RealViz S.A., Ecensity Corp.,
Jean-Paul Bernardini (1962)	1998	(2)	Dec. 2004	Director	•	Partner of PAI Partners (BNP Paribas Capital)	•	Director of Orange A/S, Carbone Lorraine, Mediapps(3)
							•	Advisor of Bouygues Telecom and LD Com
Herbert May (1949)	2000		Dec. 2004	Director	•	Management Consultant in Strategy, Sales, Multimedia Telecommunications, Technology and e-commerce	• • •	Director of In-Fusio, Inventel, Mediapps(4), POET, Netlinx and o3sis Advisor of Danet GmbH(5)
Hubert Tardieu (1945)	1998		Dec. 2004	Director	•	Vice-President of Global Systems Integration at Schlumberger SEMA
Peter Waal (1932)	2000		Dec. 2004	Director	•	Principal of Waal Associates (consulting)	•	Director and member of compensation committee of XO Communications, Inc
							•	Advisor of TelOptica, Inc(6)
Bruce Cohen (1943)	2001		Dec. 2004	Director	•	Principal of Bruce L. Cohen & Associates
Marco Landi (1943)	2002		Dec. 2004	Director	•	Chairman of Atlantis Ventures	•	Director of Minerva Networks
							• • •	Director of Silicon Recognition Director of TrustItalia Advisor of Network Physics

(1)
Extension of the terms of office of the seven directors will be proposed during the next general shareholders' meeting called to approve our financial statements for the year ended June 30, 2003.
(2)
Mr. Bernardini has been one of our board directors since May 23, 2000. Before then, he represented Paribas Investissement Développement (now Société Centrale d'Investissements), which was a board director from June 30, 1998 to May 23, 2000.
(3)
Mr. Bernardini ceased to be a board director of Mediapps on March 15, 2003.
(4)
Mr. May ceased to be a board director of Mediapps on March 15, 2003.
(5)
Mr. May is an advisor of Danet GmbH since March 2003
(6)
Mr. Waal ceased to be a board director of XO Communications on January 16, 2003.

Directors Business Activities

        For information on Alain Tingaud, please see "Executive Officers' Biographies" below.

        Jean-Paul Bernardini is a partner of PAI Partners that manages and advises dedicated buy-out funds and BNP PARIBAS's private equity portfolio. He is also a director of Orange A/S, Carbone Lorraine, and is an advisor of Bouygues Telecom and LD Com.

        Jean-Paul Bernardini may be contacted at PAI Management, BNP PARIBAS Capital, 43, avenue de l'Opéra, 75002 Paris, France.

        Herbert May is a management consultant and investor. He specializes in strategy, sales, multimedia, telecommunications, technology and e-commerce. He is a director of In-Fusio, Inventel, POET, Netlinx and o3sis. He is also a member of the advisory Board of Danet GmbH.

        Herbert May may be contacted at Management Beratungs und Beteiligungs-GmbH, Johannisstr. 20, D-10117 Berlin, Germany.

        Hubert Tardieu is Vice-President Global Systems Integration at Schlumberger SEMA Group.

        Hubert Tardieu may be contacted at Schlumberger Sema Group, 50 avenue Jean Jaurès, 92542 Montrouge Cedex, France.

        Peter Waal is one of the senior partners of Waal Associates, a consulting firm specializing in telecommunications. He also currently serves on the Technical Advisory Board of Teloptica Inc. He has previously served as a director and member of the Audit and Compensation committees of XO Communications, Inc. until January 16, 2003.

        Peter Waal may be contacted at PO Box 796249, Dallas, TX 75379-6249, USA.

        Bruce Cohen is President of Bruce L. Cohen and Associates.

        Bruce Cohen may be contacted at 163 Plymouth Road, Newton Highlands, MA 02461-1033, USA.

        Marco Landi is President of Atlantis Ventures, a venture capital firm which provides assistance to senior management of start-up companies in the technology sector, while serving as a board member at Minerva, TrustItalia and Silicon Recognition. He is also a member of the Advisory Board of Network Physics Inc.

        Marco Landi may be contacted at Atlantis Ventures, Les Taissounières—HB3 1681 Route des Dolines, 06560 Valbonne, Sophia Antipolis, France.

6.2    EXECUTIVE OFFICERS

        The table below shows, as of September 25, 2003, the name and year of birth of each of our executive officers (Executive Committee members) and their responsibilities at our company.

Name (Year of birth)	Initially appointed	Current position with InfoVista
Alain Tingaud (1954)	1995	Chairman and Chief Executive Officer
Philippe Ozanian (1963)	2000	Directeur Général Délégué, Chief Financial Officer Executive Vice-President
Manuel Stopnicki (1963)	1995	Chief Technical Officer Executive Vice-President
Didier Lesteven (1960)	2001	Directeur Général Délégué, Chief Operating Officer Executive Vice-President

        As of September 25, 2003, no family relationships existed between any of the persons listed in this table. In addition, none of our company's material assets were employed by any of our executive officers, directly or indirectly.

Executive Officers' Biographies

        Alain Tingaud has served as Chairman and Chief Executive Officer since 1995 (this mandate was renewed by the board of directors on December 5, 2002). Since 1998, he has substantially devoted all his professional time to our business. From 1991 to 1995, Mr. Tingaud was the Chairman and Chief Executive Officer of ARCHE Communications, since 1995 a subsidiary of Siemens. From 1995 to 1998, Mr. Tingaud held various other positions within the Siemens group, including Chairman and Chief Executive Officer of Groupe Siemens Nixdorf France S.A. (1997-1998) and of Siemens Business Service France S.A. (1996-1998). From 1987 to 1991, Mr. Tingaud held various positions at 3Com, including Vice-President of 3Com Southern Europe and Vice-President of Strategy & Business Development. Mr. Tingaud created Alain Tingaud Innovations EURL and that company is a director of ClarITeam S.A., Mediapps, Château-on-line, Maneos Ltd, RealViz S.A. and Ecensity Corp. Mr. Tingaud is also a director of InfoVista Corp, InfoVista UK, InfoVista (Asia-Pacific) Pte Ltd and Chairman of the board of directors of InfoVista Enterprise Solutions. Mr. Tingaud holds a diploma in Technology from the University of Poitiers.

        Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001 (this mandate was renewed by the board of directors on December 5, 2002) and serves as Chief Financial Officer and Executive Vice-President. Prior to joining InfoVista S.A. in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in law, a Masters in Management and further postgraduate studies in law and management. Mr. Ozanian is a director of InfoVista Corp., InfoVista (Asia-Pacific) Pte Ltd, InfoVista BNL, InfoVista GmbH, InfoVista UK Ltd and InfoVista Enterprise Solutions.

        Manuel Stopnicki has served as Chief Technology Officer and Executive Vice-President since June 1995. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987-1995), the software service company that was the predecessor company to InfoVista S.A... Mr. Stopnicki is a graduate of Ecole Supérieure d'Informatique in Paris with a Masters in Engineering and Computer Science. Mr. Stopnicki is a director of InfoVista Enterprise Solutions.

        Didier Lesteven was appointed Directeur Général Délégué by the board of directors on July 23, 2002 (this mandate was renewed by the board of directors on December 5, 2002) and serves as Chief Operating Officer and Executive Vice-President. Before joining our Company in September 2001, Mr. Lesteven was Senior Vice-President of Sterling Commerce International (a subsidiary of SBC Communications) from 1999 to 2001. From 1997 to 1999, he was Vice-President of Sales with Candle Corporation, in charge of Candle's West European operations. From 1991 to 1997, he was General Manager of Chipcom France (which was acquired by 3Com in 1995). Mr. Lesteven holds an MBA in Finance from l'Ecole des Cadres in Paris.

        All of our executive officers may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.

6.3    CORPORATE GOVERNANCE

        We established three committees of the board of directors on January 11, 1999.

6.3.1    Audit Committee

        The board of directors has an audit committee, which meets at least four times a year, comprised of Messrs. Bernardini and Waal. This committee is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The audit committee established by the board of directors is in compliance with generally accepted business practices in France. For this reason, on September 7, 2000, we were granted a permanent exemption from Nasdaq's Independent Director and Audit Committee requirements.

        During the year ended June 30, 2003, the Audit committee met four times and its two members attended all meetings. Over the same period, the committee's main activities consisted in advising and assisting the board of directors with the monitoring of:

  •
  Annual, semi-annual, and quarterly reporting of our statutory and consolidated accounts;

  •
  Independent auditors' reports;

  •
  Financial audit results of our independent auditors;

  •
  Evaluation of management's implementation of accounting methods and policies;

  •
  Internal control procedures and analysis of financial risks; and

  •
  Any other associated accounting or finance subjects or topics;

        In addition to the Audit Committee's contact with management, our Audit Committee freely meets with our directors of finance and independent auditors, in and outside the presence of our mandataires sociaux and other senior managers.

6.3.2    Compensation Committee

        The board of directors has a compensation committee, comprised of Messrs. Bernardini, Cohen, Landi and May. The compensation committee meets at least four times a year and is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.

        During the year ended June 30, 2003, the members of the compensation committee had approximately 10 meetings. The mission of the compensation committee primarily consists of examining, verify and/or propose and more precisely of the following:

  •
  Ensure fair compensation level for our executive officers;

  •
  Ensure proper establishment of the variable compensation in line with our objectives and market conditions;

  •
  Ensure proper balance between the fixed and variable compensation of our executive officers, making certain that their variable salaries are based on clearly defined objectives that are aligned with the strategies set by our board of directors;

  •
  Review stock options to be granted to executive officers and employees along with the establishment of their terms and conditions;

  •
  Review warrant to be issued to our board directors and their applicable terms and conditions;

  •
  Review our fixed and variable salary policies and ensure that it is consistent with our objectives; and,

  •
  Implement innovating ideas to compensate and retain our key officers and employees.

6.3.3    Investment Committee

        The board of directors has an investment committee, comprised of Messrs. Cohen, Landi, May, Tardieu and Waal, which is responsible for defining general investment priorities, including potential acquisitions, our goals for return on equity, and financial oversight procedures.

        During the year ended June 30, 2003, the investment committee met on an "as needed" basis to review certain technology acquisition projects and the decisions to purchase shares in Network Physics and related opportunities.

6.4    (RESERVED)

6.5    COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        During the fiscal year 2003, the total value of all compensation, emoluments and benefits in kind remitted to the "mandataires sociaux" was €229,413 for Mr. Tingaud (Chairman of the Board of directors), €199,366 for Mr. Ozanian (Directeur Général Délégué) and €304,369 for Mr. Didier Lesteven (Directeur Général Délégué).

        During the year ended June 30, 2003, directors have not received any benefits in kind but have received fees relating to services rendered during fiscal years 2002 and 2003, within the limits specified by the shareholders during the general shareholders' meeting held on December 13, 2001. At the general shareholders' meeting held on December 13, 2001, the shareholders approved jetons de presence of €150,000 as the amount that may be allocated to the directors for the year ended June 30, 2002 and for every fiscal year thereafter until a contrary decision of the shareholders is made, and granted the board of directors full authority to allocate these fees between directors, in full or in part, in accordance with the terms to be established by the board of directors.

        During the year ended June 30, 2003, the fees paid to non-executive directors for services rendered during the year ended June 30, 2002 amounted to €97,657. The fees paid to non-executive directors for services rendered during the fiscal year ended June 30, 2003 amounted to €104,688 (€76,563 paid during the year ended June 30, 2003 for services rendered during the first three quarters of that fiscal year and €28,125 paid during the fiscal year 2004 for services rendered during the last quarter of the year ended June 30, 2003).

        The table below sets out the directors' fees paid during fiscal year 2003 and 2002 and/or for service rendered during fiscal year 2003.

	Fees paid for services rendered during fiscal year 2002	Fees paid for services rendered during fiscal year 2003	Total payments
Mr. Bernardini	€19,395	€19,669	€39,064
Mr. Cohen(1)	9,447	18,669	28,117
Mr. Landi(2)	—	11,057	11,057
Mr. May	22,494	19,669	42,163
Vertex(3) (represented by Mr. Tan)	9,531	—	9,531
Mr. Tardieu	18,395	16,954	35,349
Mr. Waal	18,395	18,669	37,064

Total	€97,657	€104,688	€202,344

(1)
Mr. Cohen was nominated as a board of director by the general shareholders' meeting of December 13, 2001.
(2)
Mr. Landi was nominated as a board of director by the general shareholders' meeting of December 5, 2002.
(3)
Vertex Technology Fund Ltd ceased to be a board of director as of March 1, 2002.

        The aggregate amount of gross compensation that we paid to our executive officers as a group (4 persons in all, as of June 30, 2003), for services in all capacities during the fiscal year ended June 30, 2002 was €853,306. Part of this amount was in the form of performance-related bonuses paid to our executive officers, the calculation of which is based on revenues. The compensation of our officers and key personnel is proposed by the compensation committee of the board of directors. See "Item 6.3.2. Corporate Governance—Compensation Committee" above.

        There are currently no director's service contracts between any of our directors and InfoVista S.A. or any of its subsidiaries providing for benefits upon termination of employment.

        The following table sets out the holdings of shares, stock options and warrants by directors and executive officers as of September 25, 2003.

Security type	Directors(1)	Executive Officers(2)
Options(3)	130,755(4)	713,097(5)
Warrants(3)	299,998(6)	1,000(7)
Shares	935,692	18,227

Total	1,366,445	732,324

(1)
7 persons including 1 Executive Officer
(2)
3 persons excluding the 1 Executive Officer who is also a Director
(3)
Number of issuable shares
(4)
The exercise price of these stock options is €2.15; they will expire on August 19, 2011
(5)
The exercise price of these stock options varies between €1.52 and €4.88; they will expire between April 9, 2007 and August 19, 2013, according to the grant dates
(6)
The exercise price of these warrants varies between €1.52 and €4.31; they will expire between August 13, 2005 and February 10, 2008, according to the grant dates
(7)
The exercise price of these warrants is €2.44; they will expire on August 13, 2005

        During fiscal year ended June 30, 2003, the board of directors granted a total of 120,000 stock options giving right to subscribe for the same number of shares to only two mandataires sociaux as follows:

	Total number of stock options granted during fiscal year 2003
Mandataire Social			Exercise price per share		Expiration date of the stock options
	total	per date of grant
Didier Lesteven	50,000	50,000 (Board Feb. 10, 2003)		€1.52	Feb. 10, 2011
Philippe Ozanian	70,000	50,000 (Board Feb. 10, 2003) 20,000 (Board Aug. 8, 2002)	€ €	1.52 1.84	Feb. 10, 2011 Aug. 08, 2012

        The table below indicates the information, which relates to the twelve employees who were granted the greatest number of stock options during year ended June 30, 2003:

	Total number of stock options granted during fiscal year 2003
Name of the 12 employees			Exercise price per share		Expiration date of the stock options
	total	per date of grant
Robert Seebold (ceased to be an employee as of June 30, 2003)	150,000	150,000 (Board Aug. 8, 2002)		€1.52	Aug. 8, 2012
Rick Lanpher	75,000	75,000 (Board Feb 10, 2003)		€1.52	Feb. 10, 2013
Manuel Stopnicki	65,000	50,000 (Board Feb 10, 2003) 15,000 (Board Aug. 8, 2002)	€ €	1.52 1.84	Feb. 10, 2011 Aug. 8, 2012
Jack Allen	50,000	50,000 (Board Feb 10, 2003)		€1.52	Feb. 10, 2013
Julien Dahan	40,000	40,000 (Board Aug. 8, 2002)		€1.84	Aug. 8, 2012
Joe Bergera	20,000	20,000 (Board Feb 10, 2003)		€1.52	Feb. 10, 2013
Bernard Henry	19,000	15,000 (Board Aug. 8, 2002) 4,000 (Board Feb 10, 2003)	€ €	1.52 1.84	Aug. 8, 2012 Feb. 10, 2013
Pascal Pottier	15,500	12,500 (Board Aug. 8, 2002) 3,000 (Board Feb 10, 2003)	€ €	1.52 1.84	Aug. 8, 2012 Feb. 10, 2013
David Chapman	15,000	15,000 (Board Aug. 8, 2002)		€1.84	Aug. 8, 2012
Joerg Deibert	15,000	15,000 (Board Feb 10, 2003)		€1.52	Feb. 10, 2013
Serge Genetet	15,000	15,000 (Board Aug. 8, 2002)		€1.84	Aug. 8, 2012
Patrick Villeneuve	15,000	15,000 (Board Aug. 8, 2002)		€1.84	Aug. 8, 2012

        The table below indicates the information which relates to the three employees who exercised the greatest number of stock options during the year ended June 30, 2003:

	Total number of shares exercised during fiscal year 2003
Name of the 3 employees			Exercise price
	total	per date of grant
Manuel Stopnicki	10,000	10,000 (Board Sept 10, 1997)	€1.22
Jean-François Allot	5,000	5,000 (Board Sept 10, 1997)	€1.22
Serge Adda	1,250	1,250 (Board Sept 10, 1997)	€1.22

6.6    OPTIONS AND WARRANTS TO SUBSCRIBE / PURCHASE OUR SECURITIES

6.6.1    Options giving the right to subscribe for new shares

        We currently have four stock option plans giving the right to subscribe for new shares. The following discussion has been adjusted to reflect the 1:2 reverse stock split approved by our shareholders on May 25, 2000.

Authorization information

        French law requires that an extraordinary shareholders' meeting be convened for the shareholders to authorize the grant of stock options, with a two-thirds majority vote. The authorization includes amongst other things the number of issuable shares and the conditions of exercise price determination. The shareholders may delegate power to the board of directors to fix the terms and conditions of the plan and to grant the options. The authority is given for a limited period of time. Our shareholders have delegated to the board of directors the authority to grant options, in all circumstances, giving the right to subscribe for our shares to employees and executive officers, for specified periods of time.

        The following table sets forth the key dates and figures relating to the authorization of our stock option plans currently in force and the number of issuable shares authorized.

Name of Plan	Date of shareholders authorization	Date of expiry of authorization	Number of issuable shares authorized(1)
1996 Plan	April 5, 1996	April 4, 1999	250,000	(2)
1999 Plan	April 9, 1999	April 9, 2004	1,126,000
2000 Plan	December 9, 1999 May 11, 2000	December 9, 2004 December 9, 2004	250,000 500,000
2001 Plan(3)	December 18, 2000	December 18, 2005	2,000,000

(1)
When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.
(2)
The general shareholders' meeting of April 9, 1999 revoked the authorization given to the board in respect of the 234,000 stock options, which were un-issued at that date.
(3)
The 2001 Plan as modified was ratified by the general shareholders' meeting of December 13, 2001.

Vesting information

        Under the 1996 Plan, each year after the date of grant, the holder may exercise 25% of the total number of stock options held. Under all the other plans, the vesting rules are generally that the holder may exercise 25% of the options after the first anniversary of the date of grant, 50% after the second anniversary of the date of grant, 75% after the thirtieth month (2 1/2 years) of the date of grant and 100% after the third anniversary of the date of grant. Under all the plans, the board of directors has the right to vary these dates and percentages either at the date of grant or at any time thereafter with the consent of the stock option holder.

        However, our board of directors decided to modify the above vesting rules of certain stock options granted on August 19, 2003, giving the right to subscribe for 330,830 shares. These stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach break even point ("adjusted net profit"), or under the terms of the 2000 Plan.

Grant information

        The following table sets out the key dates and figures relating to the grant of stock options as of September 25, 2003 (as adjusted for the reverse stock split of May 25, 2000).

Grant dates	Period during which stock option-holder may exercise stock options	Exercise Price per stock option in €(1)	No. of issuable shares
1996 Plan
September 26, 1996	September 1997 - September 2001	0.30	0
December 12, 1996	December 1997 - December 2001	0.30	0
September 10, 1997	September 1998 - September 2002	1.22	0
October 27, 1997	October 1998 - October 2002	1.46	0
February 5, 1998	February 1999 - February 2003	1.75	0

Totals per plan			0

1999 Plan
April 9, 1999	May 2000 - April 2007	1.77	461,912
July 9, 1999	August 2000 - July 2007	1.77	69,410
October 28, 1999	November 2000 - October 2007	3.05	74,751
January 28, 2000	February 2001 - January 2008	4.88	45,750
March 31, 2000	March 2001 - March 2008	12.20	5,500
August 19, 2003	August 19, 2004 - August 19, 2011	2.15	257,100

Totals per plan			914,423

2000 Plan
January 28, 2000	January 2001 - January 2008	4.88	41,625
March 10, 2000	March 2001 - March 2008	12.20	47,500
March 31, 2000	March 2001 - March 2008	12.20	30,750
September 4, 2000(2)	September 2001 - September 2008	37.53	2,500
October 19, 2000(3)	October 2001 - October 2008	38.50	1,000
February 10, 2003	February 2004 - February 2011	1.52	150,000
August 19, 2003	August 2004(8) - August 2011	2.15	396,530

Totals per plan			669,905

2001 Plan
January 24, 2001(4)	January 2002 - January 2011	31.00	21,500
April 23, 2001(5)	April 2002 - April 2011	10.83	45,850
June 20, 2001(6)	June 2002 - June 2011	8.14	43,150
September 26, 2001	September 2002 - September 2011	2.44	83,600
December 13, 2001	December 2002 - December 2012	4.26	23,650
February 7, 2002	February 2003 - February 2012	4.31	0
May 13, 2002(7)	September 2001 - May 2012	2.80	775,655
August 8, 2002	August 2003 - August 2012	1.84	344,400
February 10, 2003	February 2004 - February 2013	1.52	242,000

Totals per plan			1,579,805

(1)
All amounts have been converted from French francs to euro at the official conversion rate of €1.00 = FF 6.55957, unless the exercise price was fixed in both euros and francs.
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
(7)
Out of the 1,092,665 stock options granted on this date, 884,365 are re-granted stock options and may already be exercised by their holders since the time limits for exercise which apply to the reissued stock options is identical to that for those which were surrendered.
(8)
330,830 of these stock options were granted to seven employees with a modification to the Plan vesting period. The stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach break even point ("adjusted net profit"), or under the terms of the 2000 Plan.

        Under French law, we cannot grant stock options to members of the board of directors (other than the Chairman and/or Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 1996 Plan have a term of five years, all stock options granted under the 1999 Plan and the 2000 Plan have a maximum term of eight years and all stock options granted under the 2001 Plan have a maximum term of ten years. If stock option holders, French residents and subject to paying social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during the period of the options, such person's stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.

        If a stock option holder subject to social charges in France at the date of grant of stock options, sells or otherwise converts the shares in bearer form issued from an exercise of such stock options prior to the expiration of the applicable holding period, the employer is required to pay French social contributions and certain salary-based taxes, which may represent, for us, approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date. The law is consistent with French personal income tax law pursuant to which the difference between the stock option exercise price and the fair value of the shares at the exercise date is treated as salary income if the shares are sold or otherwise disposed of within the said holding period. As a reminder, any underwatered options only leads to the payment by the employees of social charges as of the date of

        This rule applies to all our stock options, whatever the grant date. Because our existing stock option plans are not structured to enforce this holding period, if any of our stock option holders exercise stock options and sell the resulting shares before the end of the relevant holding period, we could be required to pay French social charges to the French government on the resulting taxable income to those employees. In the case of stock options granted before April 27, 2000, the holding period is five years from the date of grant. For stock options granted on or after that date, the holding period is reduced to four years.

        On July 23, 2001, the board of directors resolved, under certain conditions, to make available to employees holding stock options with an exercise price higher than €30.00 per share, an offer to surrender all or some of the stock options granted to them on or after September 1, 2000, without limitation as to exercise price. In exchange, under certain conditions, such employees were granted new stock options giving the right to subscribe to the same number of shares as the surrendered stock options by the board of directors, on May 13, 2002. The exercise price for the new stock options was fixed at €2.80 in accordance with the rules of the 2001 Plan and otherwise subject to the conditions set forth in the Schedule TO filed with the Securities and Exchange Commission ("SEC") on August 30, 2001, the commencement date of the offer period. 1,021,945 stock options in total were eligible for cancellation of which 950,265 stock options were cancelled under the terms of the offer. On May 13, 2002, 884,365 stock options were re-granted.

        Stock options generally expire thirty days after we receive or give notice of a stock option holder's termination of employment. In the past, the board of directors has modified this expiration term for certain employees. As of September 25, 2003, stock options giving the right to subscribe to 317,750 shares were subject to such modifications.

6.6.2    Options giving the right to purchase existing shares

        We currently have one stock option plan giving the right to purchase existing shares. Pursuant to the authorization granted by the general shareholders' meeting held on December 5, 2002 giving the right to purchase up to an aggregate of 300,000 existing shares, our board of directors adopted a new plan on August 19, 2003 ("2003 Plan").

Authorization information

        French law requires that an extraordinary shareholders' meeting be convened for the shareholders to authorize the grant of stock options, with a two-thirds majority vote. The authorization includes amongst other things the number of issuable shares and the determination exercise price. The shareholders may delegate power to the board of directors to fix the terms and conditions of the plan and to grant the stock options. The authority is given for a limited period of time. Our shareholders have delegated to the board of directors, the authority to grant stock options, in all circumstances, giving the right to subscribe for our shares to employees and executive officers, for specified periods of time.

        The following table sets forth the key dates and figures relating to the authorization of our stock option plans currently in force.

Name of Plan	Date of shareholders authorization	Date of expiry of authorization	Number of issuable shares authorized(1)
2003 Plan	December 5, 2002	February 4, 2006	300,000

(1)
When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.

Vesting information

        Under the 2003 Plan, the vesting rules are generally that the holder may exercise 25% of the stock options after the first anniversary of the date of grant, 50% after the second anniversary of the date of grant, 75% after the thirtieth month (2 1/2 years) of the date of grant and 100% after the third anniversary of the date of grant. Under all the plans, the board of directors has the right to vary these dates and percentages either at the date of grant or at any time thereafter with the consent of the stock option holder.

Grant information

        The following table sets out the key dates and figures relating to the grant of stock options as of September 25, 2003 (as adjusted for the reverse stock split of May 25, 2000)

Grant dates	Period during which stock option-holder may exercise stock options	Exercise Price per stock option	No. of issuable shares
2003 Plan
August 19, 2003	August 19, 2004 - August 19, 2013	€2.15	295,180

Total per plan			295,180

        Under French law, we cannot grant stock options to members of the board of directors (other than the Chairman and/or Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 2003 Plan have a maximum term of ten years. If stock option holders who have to pay social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during his or her employment, such person's stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.

        If a stock option holder who is subjected to social charges in France at the date of grant of stock options, sells or otherwise transfers the shares resulting from an exercise of such stock options prior to the expiration of the applicable holding period, the employer is required to pay French social contributions and certain salary-based taxes, which may represent, for us, approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date. The law is consistent with French personal income tax law pursuant to which the difference between the stock option exercise price and the fair value of the shares at the exercise date is treated as salary income if the shares are sold or otherwise disposed of within the said holding period. This rule applies to all our stock options, whatever the grant date. Because our existing stock option plans are not structured to enforce this holding period, if any of our stock option holders exercise stock options and sell the resulting shares before the end of the relevant holding period, we could be required to pay French social charges to the French government on the resulting taxable income to those stock option holders. For stock options granted under 2003 Plan, the holding period is four years from the date of grant.

6.6.3 Warrants

        We have issued eight series of warrants, three of which remain outstanding. The key dates and figures relating to the warrants as of September 25, 2003 are set out in the following table. Most of the warrants were issued to current shareholders and/or executive officers and/or directors. However, Mr. Gilles Assant holds 38,000 warrants, Mr. Robert Troy was granted 10,000 warrants and Mr. Ozanian, who has subsequently become an employee, was granted 2,000 warrants, all of which may be exercised for shares in a two-to-one ratio; Mr. P. Balachandran holds 15,000 warrants and Mr. Frank Chen 10,000 warrants (one warrant giving the right to subscribe for one share).

        On February 10, 2003, the board of directors granted 165,624 warrants out of the 195,624 warrants authorized. Consequently, the warrants which have been duly subscribed for are held by the following persons: Mr Waal, 15,624 warrants; Mr. Bernardini, 25,000 warrants; Mr. May, 25,000 warrants; Mr. Cohen, 25,000 warrants; Mr. Tardieu, 25,000 warrants, Mr. Landi, 25,000 warrants and Mr. Tingaud, 25,000 warrants.

        Table of key dates and figures relating to the grant of warrants as of September 25, 2003 (as adjusted for the reverse stock split of May 25, 2000).

Name of series	Date of shareholders' authorization	Period during which holder may exercise warrants	Maximum no. of shares authorized by the shareholders	Maximum no. of issuable shares		Subscription price in		Exercise price per warrant in €(1)		No. of warrants granted to executive officers	No. of executive officers concerned
Series C	December 9, 1999	December 9, 1999 to December 9, 2004	50,000	28,750	(2)	€0.02		€4.88		1,000	1
Series E	December, 13 2001	February 7, 2002 to February 6, 2007	195,624	140,624		€0.04		€4.31		0	0
Series F(3)	December 5, 2002	February 10, 2003 to February 9, 2008	190,624	165,624		€0.02	(3)	€1.52	(3)	25,000	1

	Total per series		436,248	334,998						26,000

(1)
All amounts have been converted from French francs to euros at the official conversion rate of €1.00 = FF 6.55957.
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

6.7    EMPLOYEES

6.7.1    Employee distribution

        As of June 30, 2003, we employed 189 persons, excluding independent workers, trainees and temporary workers.

  Distribution by department

	As of June 30,
	2003	2002	2001
General and administrative	23	35	43
Sales and marketing	76	84	92
Research and development	47	63	54
Customer service	43	45	54

Total Employees	189	227	243

  Distribution by level

	As of June 30,
	2003	2002	2001
Employees	10	19	21
Engineers/Managers	175	204	216
Executive officers	4	4	6

Total Employees	189	227	243

  Geographic distribution

	As of June 30,
	2003	2002	2001
Europe	124	151	153
Americas	51	57	70
Asia-Pacific	14	19	20

Total Employees	189	227	243

        Generally, employees are hired for an unlimited period of time. Other employment contracts are used to replace employees who are temporarily absent.

        As of June 30, 2003, the average age of our employees was 35 years old. For the year ended June 30, 2003, our employee turnover rate, defined as the voluntarily and involuntarily departures divided by the average number of employees, was 38.8%.

6.7.2    Reduction in workforce

        During the fiscal year 2003, we implemented a restructuring plan that evoked a reduction in workforce of 30 employees. This reduction primarily resulted from restructuring of our organization to better align our operating expenses with revenues. In France, the reduction in workforce was mainly completed through a social plan related to the termination of seven employees.

6.7.3    Remuneration

Remuneration policy

        We believe that our salary policy is equitable and linked to individual and collective performance, especially at a time when each employee has to give his or her best efforts to contribute to our objectives of profitability.

        For the year ended June 30, 2003, personnel costs amounted to €20.9 million and the average annual salary of our employees was approximately €71 thousand.

Profit sharing and Share purchase schemes

        On March 6, 2000, we entered into a profit sharing agreement ("Plan d'Intéressement") with our employees in France for the duration of three years. On July 1, 2002 a new three-year profit sharing agreement was implemented, which replaced the plan of March 6, 2000.

        On June 1, 2001, we put in place an employee savings plan ("Plan d'Epargne d'Entreprise") for our employees in France as a complement to the above profit sharing plan. AXA Gestion Intéressement manages the plan, which allows the French employees to invest either the funds derived from the aforementioned profit sharing agreement or their individual contributions into a choice of three funds. One of the funds represents an investment in our shares.

        For the year ended June 30, 2003, the amount of payments made to employees under our profit sharing agreement was €193,725 of which €118,358 was invested in the employee savings plan.

        The executive officers beneficiating from the employee savings plan are Mr. Stopnicki, Mr. Ozanian and Mr. Lesteven. Certain employees benefit from group life insurance policies.

6.7.4    Social relations and collective agreements

Social relations

        A work council exists in France, whose members are our employees that meet regularly in order to discuss issues related to our personnel and the economic situation. Our social and professional relations are generally good with our employees.

Collective agreements

        As of February 1, 2000, French employers became subject to a new law reducing the workweek to 35 hours for French-based employees. Accordingly, we signed an agreement with the work council on March 8, 2000, which retroactively reduced the number of working hours for French-based employees from February 1, 2000.

        In addition, employment contracts with all of our employees in France are subject to the provisions of the collective agreement SYNTEC ("convention collective nationale des bureaux d'études techniques, cabinets d'ingénieurs-conseils et sociétés de conseils"), the collective bargaining agreement applicable to employees in our industry.

6.7.5    Health and safety conditions

        We maintain good work and health conditions for our employees by providing them with pleasant and comfortable premises. In each country, we adapt our health policy to local requirements. In France, members of the health and safety committee meet regularly, in order to discuss health and safety issues.

6.7.6    Training for personnel

        During the years ended June 30, 2003 and 2002, we expensed €0.1 million for the training and development of our personnel, corresponding to 0.4% and 0.3% of our revenues, respectively. The majority of the training was for the benefit of personnel in Europe for the departments of sales and marketing, research and development and customer service. The purpose of the aforementioned training was to reinforce the professional competencies and to facilitate organizational changes. We consider that training and development represent an important element to our overall strategy. We seek to develop three main competencies: professions, techniques and personal development.

6.8    SHARE OWNERSHIP

        With respect to directors and senior management, information concerning their share ownership in our company is addressed in "Item 7. Major Shareholders and Related Party Transactions".

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS AS OF SEPTEMBER 25, 2003

        We obtained the information, as set forth in the table below, as of September 25, 2003 with respect to each person known by us to beneficially own more than 2% of our outstanding shares and all of our directors and executive officers as a group as of such date. The voting rights of our principal shareholders are identical to those of our other shareholders.

	Number of shares	% of share capital	% of voting rights
Shareholders
Société Centrale d'Investissements	1,918,012	10.20	10.63
FMR Corp./Fidelity International Ltd(1)	1,880,264	10.00	10.42
Odyssée Venture S.A.S.	1,309,936	6.97	7.26
CV Sofinnova Ventures	602,066	3.20	3.34
Directors & Executive Officers
Alain Tingaud(2)	924,053	4.91	5.12
Jean-Paul Bernardini	1	0.00	0.00
Herbert May	1	0.00	0.00
Hubert Tardieu(1)	2 128	0.01	0.01
Peter Waal	9,376	0.05	0.05
Bruce Cohen	10	0.00	0.00
Marco Landi	1,000	0.01	0.01
Philippe Ozanian	6,482	0.03	0.04
Manuel Stopnicki	8,263	0.04	0.05
Didier Lesteven	3,482	0.02	0.02
InfoVista S.A.	764,634	4.07	0.00
Others(3)	11,375,554	60.49	63.05

Total	18,805,262	100.00	100.00

(1)
Directly or indirectly
(2)
Includes 50 shares held by Mr. Tingaud, 6,830 shares held by his spouse, Mrs. Tingaud, and 917,173 shares held by Alain Tingaud Innovations EURL.
(3)
Includes shares issued upon the exercise of stock options by our employees.

        We are not aware of any lock-up or other holding obligations in force affecting our shares or ADSs held by our directors, executive officers, or any shareholders.

        To our knowledge, as of September 25, 2003, (i) the number of outstanding ADSs was 887,352 and (ii) the number of registered ADS holders was nine.

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

7.2    SIGNIFICANT CHANGES TO SHAREHOLDINGS OVER THE LAST THREE FISCAL YEARS

        The table below shows the significant changes of which we are aware in the percentage of ownership of our shares by our major shareholders during the past three years. The table shows the number of shares, percentage ownership of share capital and voting rights of our major shareholders on the date of our principal capital increases and/or sales of shares during the period. We generally do not have any knowledge behind the reasons of the fluctuations in our stock price.

	June 30, 2003			June 30, 2002				June 30, 2001
Shareholders	Number of shares	% of the share capital	% of the voting rights	Number of shares		% of the share capital	% of the voting rights	Number of shares	% of the share capital	% of the voting rights
Société Centrale d'Investissements	1,918,012	10.20	10.63	1,918,012		9.65	9.66	1,918,012	9.77	9.77
FMR Corp et Fidelity International Limited(1)(2)	1,842,713	9.80	10.22	1,952,953		9.83	9.83	1,668,494	8.49	8.50
Odyssée Venture S.A.S.(1)(3)	1,309,936	6.97	7.26	NC	(8)	NC	NC	NC	NC	NC
Alain Tingaud(1)	924,053	4.91	5.12	924,053		4.65	4.65	917,223	4.67
Vertex Technology Fund Ltd(4)	805,670	4.29	4.47	1,169,170		5.89	5.89	1,169,170	5.95	5.95
CV Sofinnova Ventures Partners III	602,066	3.20	3.34	602,066		3.03	3.03	602,066	3.07	3.07
Innovacom 1 & 2(5)	0	0	0	443,665		2.23	2.23	1,088,665	5.54	5.54
Strategic European Technologie N.V.(6)	0	0	0	0		0	0	1,102,287	5.61	5.61
Alain Ries(1)	0	0	0	0		0	0	459,335	2.34	2.34
InfoVista S.A	764,634	4.07	0.00	6,753		0.03	0.00	6,753	0.03	0
Others(7)	10,635,553	56.56	58.96	12,849,888		64.69	64.71	10,709,409	54.53	54.53

Total	18,802,637	100	100	19,866,560		100	100	19,641,414	100	100

(1)
Directly and indirectly.
(2)
Through a letter dated June 10, 2003, FMR Corp and Fidelity International Ltd notified the Conseil des Marchés Financiers that their holding had gone below 10%.
(3)
Through a letter dated May 13, 2003, Odyssée Venture SAS notified the Conseil des Marchés Financiers that its holding had gone above 5%.
(4)
Through a letter dated June 27, 2003, Vertex Technology Fund Ltd notified the Conseil des Marchés Financiers that its holding had gone under 5%.
(5)
Through a letter dated November 27, 2001, France Telecom notified the Conseil des Marchés Financiers that its holding (via its subsidiaries Innovacom 1 & 2) had gone under 5%.
(6)
Through a letter dated October 12, 2002, Strategic European Technologies notified the Conseil des Marchés Financiers that its holding had gone under 5%.
(7)
Includes shares issued upon the exercise of stock options by our employees.
(8)
Information was not communicated by Odyssée Venture S.A.S as it is not required.

7.3    RELATED PARTY TRANSACTIONS

        Other than as identified in Note 16 of the consolidated financial statements, we are not a party to any material transaction with a related party, or to a transaction in which we have received commercial terms not available to other independent third parties.

ITEM 8.    FINANCIAL INFORMATION

8.1    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        See "Item 18. Financial Statements", for a list of the financial statements filed with this document

8.2    LEGAL PROCEEDINGS

        We are involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings will not have a significant effect on our financial condition or operational results. For additional information see "Item 4. Information on the Company—Legal Proceedings". There is currently no litigation in which a director or an executive officer has interests which contradict ours.

8.3    DIVIDEND POLICY

        We have not declared dividends for the past three fiscal years. We expect to use all available funds for the financing of our activities, as a result we do not plan on declaring dividends in the near future. For additional information on our dividend policy see "Item 10. Additional information—Dividends".

8.4    SIGNIFICANT CHANGES

        We have set forth our financial condition as of June 30, 2003 in "Item 5. Operating and Financial Review and Prospects", "Item 11. Quantitative and Qualitative Disclosures About Market Risks" and "Item 18. Financial Statements." Other than as set forth in Note 14 to the Consolidated Financial Statements, we are not aware of any significant changes affecting our financial condition since June 30, 2003.

ITEM 9.    THE OFFER AND LISTING

        A new law has been recently enacted in France, (law no 2003-706 dated August 1, 2003 relating to financial security) which provides for the creation of a new entity, the Autorités des Marchés Financiers (the "AMF") resulting from the merger of the Commission des Opérations de Bourse (the "COB") and the Conseil de Discipline de la Gestion Financière (the "CDGF"). The AMF, an independent governmental authority, will be in charge of the protection of investors, investors' information and proper running of the securities markets. However, this merger has not been implemented yet but should be in the near future.

        Therefore, this Annual Report on Form 20-F will describe the French regulatory organization as it exists as of the date of this report.

9.1    MARKETS

        Our shares have been listed on the Nouveau Marché of Euronext Paris S.A. ("Euronext Paris") and our ADSs have been listed on Nasdaq in the U.S. since July 7, 2000. We have been included in the Euronext Paris IT CAC since July, 2000, on the SBF 250 index since December 21, 2000, the Euronext Paris IT CAC 50 since June 15, 2001. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris, from twelve economic sectors. The IT CAC index is an index of French technology companies, which included 165 listed securities as of September 25, 2003. The IT CAC 50 indexes the 50 largest and most liquid stocks from the IT CAC.

9.2    PRICE HISTORY OF THE STOCK

        This table provides the high and low closing prices for our shares on the Nouveau Marché and our ADSs on Nasdaq since July 1, 2002.

Volume of transactions and closing price evolution on the Nouveau Marché and on Nasdaq

	Price of Shares in euros(1)				Price of ADSs in US dollars(2)
	High	Low	Closing Average	Volume in 000s	High	Low	Closing Average	Volume in 000s
6 months to September 25, 2003
2003 September	2.55	2.11	2.32	803	2.90	2.30	2.50	48
2003 August	2.28	2.10	2.16	830	2.89	2.31	2.55	65
2003 July	2.63	2.02	2.24	1,730	2.89	2.40	2.69	141
2003 June	2.20	1.80	1.97	1,545	2.55	2.14	2.28	153
2003 May	1.85	1.55	1.76	553	2.17	1.87	2.04	37
2003 April	1.74	1.21	1.36	382	2.04	1.22	1.43	28
Fiscal year 2003 by quarter ended	High	Low			High	Low
June 30, 2003	2.20	1.21			2.55	1.22
March 31, 2003	1.90	1.21			1.99	1.27
December 31, 2002	2.31	1.32			2.25	1.00
September 30, 2002	2.05	1.15			2.20	1.26
Fiscal year 2002 by quarter ended	High	Low			High	Low
June 30, 2002	4.00	1.62			3.47	1.45
March 31, 2002	4.79	3.40			3.90	3.00
December 31, 2001	4.83	2.28			4.20	2.00
September 30, 2001	6.20	2.10			5.15	2.00
Fiscal years 2003 and 2002	High	Low			High	Low
July 1, 2002 to June 30, 2003	2.31	1.15			2.55	1.00
July 1, 2001 to June 30, 2002	6.20	1.62			5.15	1.45

(1)
Source: Euronext Paris
(2)
Source: Nasdaq

        The following charts represent the price history of the stock on the Nouveau Marché and Nasdaq from July 7, 2000 to September 25, 2003.

9.3    GENERAL

        On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A., or the "SBF" the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris. Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms. NSC is the common platform for trading and Clearing 21 for the clearing, LIFFE CONNECT™; the LIFFE trading platform is to be used for all Euronext futures and options trading. In addition, Euronext anticipates the implementation of a central clearinghouse platform and of settlement and custody structures over a common system. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to Euronext Paris' trading markets as well as the regulation of those markets.

        Euronext N.V. is listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (LIFFE), London's derivatives market. The combination of LIFFE and Euronext N.V. will enable, among other things, the volume of derivatives business conducted through LIFFE CONNECT™ trading platform to treble.

        Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has become a wholly-owned subsidiary of Euronext N.V. and is therefore renamed Euronext Lisbon.

        Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marché available for small and medium-sized companies. Trading on the Nouveau Marché was introduced in March 1996 to allow companies seeking development capital to access the stock market. In addition, securities of certain other companies are traded on a non-regulated over-the-counter market, the Marché Libre OTC, which is also operated by Euronext Paris.

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

        The Shares of InfoVista are placed in the category continu which includes the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 to 5:30, during which, transactions are recorded but not executed and a closing auction at 5:30 p.m.

        For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Our shares trade continuously. Trading in the securities listed on the Nouveau Marché may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day's closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price varies again by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris may also suspend trading for a 4-minute period if the price varies by more than 5% from the last traded price. Euronext Paris may also suspend trading of a security listed on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des Marchés Financiers ("CMF") and the Commission des opérations de bourse ("COB") may also suspend trading.

        Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (service de règlement différé or SRD) for a fee. The SRD allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Our shares are not eligible for the deferred settlement service.

        Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared by Clearnet and settled through Clearing 21 and Euroclear France. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

        BNP Paribas Equities France acts as Teneur de Marché with respect to the shares traded on the Nouveau Marché.

ITEM 10.    ADDITIONAL INFORMATION

10.1    MEMORANDUM AND ARTICLES OF ASSOCIATION

        For our registration details as well as legal objects see "Item 4. Information on the Company".

        For a complete description of the board of directors' powers under French law and our statuts, see "Item 6. Directors, Senior Management, and Employees-Board of Directors"

        In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts. This information does not purport to be complete and is qualified in its entirety by reference to our statuts, and to the applicable provisions of French law. An unofficial English translation of our statuts is included as an exhibit to this report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Evry, France. Please refer to those full documents for additional details.

10.2    SHAREHOLDERS' MEETINGS AND VOTING RIGHTS

10.2.1    General

        In accordance with Book II of the French commercial code and Decree no. 67-236 of March 1967, there are two types of general shareholders' meetings: ordinary and extraordinary.

        Ordinary general meetings of shareholders are required for matters such as:

  •
  electing, replacing and removing directors;

  •
  allocating fees to the board of directors;

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

  •
  authorizing the issuance of investment certificates, convertible or exchangeable securities, and any other rights to equity securities, and

  •
  the voluntary liquidation of our company prior to the end of its statutory term.

10.2.2    General Shareholders' Meetings

        French company law requires our board of directors to convene a general shareholders' meeting for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a general shareholders' meeting, our independent auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a general shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

  •
  one or several shareholders holding at least 5% of our share capital;

  •
  any interested party in cases of urgency,

  •
  duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company,

  •
  the workers' committee in emergency situations,

  •
  majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

10.2.3    Notice of Shareholders' Meetings

        We must announce general meetings at least thirty days in advance by means of avis de reunion (a preliminary notice) which is published in the Bulletin des Annonces Légales Obligatoires, ("BALO"). The preliminary notice must have been previously sent to the COB. It must contain, among other things, the time, date and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a notice stating that the shareholders have ten days from the date of publication to send their proposals for resolutions.

        At least fifteen days prior to the date set for the meeting on first call, and at least six days before any second call, we must send an avis de convocation (final notice) containing, among other things, the final agenda, time and place of the meeting and other information. The final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the département (local administrative region) in which our company is registered as well as in the BALO, with prior notice having been given to the COB.

        In general, shareholders can only take action at general shareholders' meeting s on matters listed on the agenda for the meeting. In an exception to this rule, shareholders may take action with respect to the appointment and dismissal of directors. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within ten days of the publication of the preliminary notice in the BALO by:

  •
  one or several shareholders holding a specified percentage of shares calculated on a basis of a formula relating to our share capital;

  •
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of our voting rights;

  •
  the workers' committee.

        The board of directors must submit these resolutions to a vote of the shareholders.

        In addition, during the two weeks preceding a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions.

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

        Our statuts provide that, if our board of directors so decide it, the shareholders may participate in the general shareholders' meetings by videoconference or by other means of telecommunication permitting shareholders' identification in accordance with the applicable laws and regulations.

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

        Proxies will be sent to any shareholder on request with, among other things, a draft of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder or if the shareholder is not a French resident by an intermediary registered under the conditions set forth by French law. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy dated and signed without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.

        With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the general shareholders' meeting.

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

10.3    FINANCIAL STATEMENTS AND OTHER COMMUNICATIONS WITH SHAREHOLDERS

        In connection with any general shareholders' meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years in French GAAP to any shareholder who so requests. The French company law also requires that a special report must be provided to the ordinary shareholders' meeting regarding stock options authorized and/or granted by the company.

10.4    DIVIDENDS

        We may only distribute dividends out of our "distributable profits," plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by French law or our statuts. "Distributable profits" consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to French company law or our statuts.

10.4.1    Legal Reserve

        The French company law provides that French sociétés anonymes such as our company must allocate five percent of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 30, 2003, our legal reserve was €4,941.94. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

10.4.2    Approval of Dividends

        According to the French company law, the board of directors may propose a dividend for approval by the shareholders at the general shareholders' meeting. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a general shareholders' meeting is required.

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

10.5    CHANGES IN SHARE CAPITAL

10.5.1    Increases in Share Capital

        As provided by French company law, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in our share capital may be effected by:

  •
  issuing additional shares,

  •
  increasing the nominal value of existing shares, or

  •
  issuing investment certificates or creating a new class of equity securities.

        Increases in share capital by issuing additional securities may be effected by issuing such securities:

    •
    for cash,

    •
    for assets contributed in kind,

    •
    by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into our shares.,

    •
    by capitalization of profits, reserves or share premiums,

    •
    upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe to our shares,

    •
    subject to various conditions, in satisfaction of debt incurred by our company, or

    •
    any combination of the above.

        Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to general shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See "Item 10.2. Shareholders' Meetings and Voting Rights."

        The shareholders may delegate the right to carry out any increase in share capital (other than for contribution in-kind) to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to the Chairman and/or Chief Executive Officer.

        Each time the shareholders decide on a capital increase or decide to delegate to the board of directors the right to carry out a capital increase (except for a contribution in kind or when its results from an earlier issue of securities giving right to shares), they must decide on whether or not to proceed with a capital increase reserved to employees of our company and its subsidiaries or on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.

        On December 13, 2001, the shareholders authorized our board of directors for a period of 26 months to:

  •
  increase our share capital by issuing, with preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €3,186,000;

  •
  increase our share capital by issuing, without preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €3,186,000, to be deducted from the maximum amount referred to in the preceding bulletpoint; and/or

  •
  increase our share capital by capitalizing reserves, profits or premiums up to a maximum nominal amount of €3,186,000 to be deducted from the maximum amount referred to in the first bulletpoint.

        On December 5, 2002, the shareholders authorized our board of directors, for a period of one year, to use the authorizations referred to above to increase the share capital in the context of a tender offer or exchange offer.

        Additionally, at the December 5, 2002 shareholders' meeting, the shareholders authorized the board of directors to increase the share capital up to an annual nominal amount equal to 400,000 new shares with a nominal value of €0.54 per share through the issuance of shares or any other securities giving rights to subscribe to our share capital for those employees participating in the employee savings plan.

        New resolutions with respect to the aforementioned authorizations will be submitted to the next general shareholders' meeting called to approve our financial statements for the year ended June 30, 2003.

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

10.9    REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

        French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those thresholds, must notify the company within five trading days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the CMF (Conseil des Marchés Financiers), within five trading days of the date it crosses the threshold.

        French law and the COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The CMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

        Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert who comes to own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

        In addition, our statuts provide that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than two percent of our share capital or voting rights must notify us within fifteen days by registered mail, return receipt requested, of the number of shares it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of two percent or whole multiples of two percent. If a person does not comply with this notification requirement, one or more shareholders holding two percent or more of our share capital or voting rights may require a general shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all general shareholders' meetings for two years following the date on which the owner complies with the notification requirements.

        In order to permit shareholders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the general shareholders' meeting, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two general shareholders' meetings, we must publish in the BALO, within fifteen calendar days of such change, the number of voting rights outstanding and provide the CMF with a written notice. The CMF publishes the total number of voting rights so notified by all listed companies in a weekly avis (notice), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the CMF.

        If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all general shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the COB, and may be subject to a €18,000 fine.

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

        Pursuant to the authorization granted by the general shareholders' meeting held on December 5, 2002, our board of directors is authorized to repurchase up to 10% of our total outstanding share capital at a maximum price per share of €6.89 and a minimum price per share of €1.30 per share. The total amount of purchase may not exceed €15 million. This authorization will expire on the date of the general shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2003. The board may use this authorization for the purpose of implementing stock purchase plans for the benefit of our employees or executives or those of our affiliates; providing consideration in the context of an acquisition or an exchange of company shares (especially as part of external growth operations); delivering securities upon the exercise of convertible or exchangeable securities; stabilizing the price of our shares; purchasing and selling shares depending on market conditions and in compliance with the relevant regulations; and canceling shares, subject the adoption of a specific resolution by the extraordinary general meeting of shareholders. A note d'information was filed with the COB on November 20, 2002 and the COB has granted the visa number 02-1160. A new resolution will be submitted to this effect to the next general shareholders' meeting called to approve our financial statements for the year ended June 30, 2003. We intend to file a note d'information with the COB about the new share repurchase program before the next general shareholders' meeting.

        In addition, at the December 5, 2002 general shareholders' meeting, the shareholders granted the board of directors the authorization to cancel some or all of the shares purchased under the share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization will expire on the date of the general shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2003.

        Between July 1, 2000 and September 25, 2003, under authorization that our board of directors received from the shareholders on December 18, 2000, December 13, 2001 and December 5, 2002, we

repurchased 1,957,996 shares for a total of €3.3 million and sold 113,189 shares for a total of €0.5 million and canceled 1,080,173 shares for a total of €1.2 million. On September 25, 2003, we held 764,634 shares or 4.07% of our share capital in treasury. We have not used any financial derivative instruments in relation to our share buy-back program.

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

        If a company's shares, such as our shares, are continuously quoted (cotation en continu) (), then a trade must meet the following further requirements to be considered valid:

  •
  the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price

  •
  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and

  •
  the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like our shares, are traded on the immediate settlement market and are not eligible for the deferred settlement service.

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

        A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the E.U. obtain an autorisation préalable, (prior authorization), prior to acquiring a controlling interest in a French company. However, pursuant to the French Decree number 2003-196 of March 7, 2003, the acquirer / investor must file a déclaration administrative, (administrative notice), with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company's share capital or voting rights is regarded as a direct investment subject to a "déclaration administrative".

10.13    MATERIAL CONTRACTS

        See "Item 4. Information on the Company—Intellectual Property".

10.14    EXCHANGE CONTROLS

        Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments in France are accredited intermediaries.

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

        In particular, investors should be aware that the French Bill of Finance for 2004 provides for the elimination of the avoir fiscal and the related précompte mechanism. According to the Bill of Finance for 2004, this elimination would be applicable to dividends paid as of January 1, 2005. However, non-individual shareholders would no longer be entitled to use the avoir fiscal as of January 1, 2005. In addition, the Bill of Finance for 2004 provides for the implementation for temporary tax equalization for 25% of the net dividends (before withholding tax) paid in 2005 on the profits that have not been taxed at the ordinary corporate income tax rate or that have been earned more than five years before the distribution. Such temporary tax equalization would not be refundable to our shareholders.

        You are urged to consult your own tax advisor about the potential tax effects of owning or disposing of shares in your particular situation.

10.16.1    Taxation on Sale or Disposal of Shares

        Generally, you will not be subject to any French income tax or capital gains tax when you sell or dispose of shares of our company if both of the following apply to you:

  •
  you are not a French resident for French tax purposes, and

  •
  you have held not more than 25% of our company's droits aux bénéfices sociaux, (dividend rights), at any time during the preceding five years, either directly or indirectly and, as relate to individuals, alone or with relatives.

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

        If you transfer listed shares using a written agreement, that agreement must generally be registered. You will be required to pay a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, you will not be required to pay this duty.

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

  •
  15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who use the avoir fiscal as of January 1, 2003.

        In addition, if the distribution of dividends by us gives rise to the précompte, (see "Item 10.17.3. The Précompte") shareholders entitled to the avoir fiscal at the rate of 25% and then 15% will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%;

  •
  80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

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

        The following countries, Territoires d'Outre-Mer (French overseas territories) and jurisdictions have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Cameroon(1) Canada Estonia Finland Gabon Germany(2) Ghana Iceland India	Israel Italy Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia Mali Malta Mauritius Mexico Namibia Netherlands New Zealand	Niger Norway Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom U.S. Venezuela	French Territotires d'Outre-Mer and others: Mayotte New Caledonia Saint-Pierre & Miquelon

(1)
France and Cameroon signed on October 28, 1999 a supplementary agreement to the France-Cameroon tax treaty dated October 21, 1976. According to such supplementary agreement, shareholders resident in Cameroon for the purpose of the France-Cameroon tax treaty are no longer entitled to the avoir fiscal for dividend paid as of January 1, 2003.
(2)
According to a common statement of the French and German tax authorities, German resident holders other than individuals are no longer entitled to the avoir fiscal. As regards German resident individuals a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany, which provides that German resident holders, including German resident individual holders, are no longer entitled to the avoir fiscal. Such supplementary agreement entered into force on June 1, 2003 and applies to dividends received as of January 1, 2002. German shareholders are urged to consult their own tax advisers in this respect.

        Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

  •
  a lower rate of withholding tax, generally 15%, and

  •
  a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

        Except for the U.S., none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

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

10.16.5    Wealth Tax

        You will not be subject to the impôt de solidarité sur la fortune (French wealth tax) if both of the following apply to you:

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

10.16.6    Taxation of U.S. Investors

        The following is a general summary of certain material U.S. federal income tax and French tax consequences to U.S. Holders of owning and disposing of our shares or ADSs. You will be a "U.S. Holder" if you are the beneficial owner of shares or ADSs and all of the following five points apply to you:

  1.
  You own, directly or indirectly or through attribution, less than 10% of our company's share capital or voting stock,

  2.
  You are any one of the following:

  (a)
  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

  (b)
  a corporation or certain other entities created or organized in or under the laws of the U.S. or any state, thereof (including the District of Columbia);

  (c)
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  (d)
  a trust if a court in the U.S. is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust.

  3.
  You are entitled to the benefits of the U.S.-France income tax treaty under the "Limitation on Benefits" article of that treaty,

  4.
  You hold your shares or ADSs of our company as capital assets, and

  5.
  Your functional currency is the U.S. dollar.

        When referring to the U.S.-France income tax treaty, we refer to the income tax treaty currently in force between the U.S. and France, the "Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital," signed on August 31, 1994.

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

        If a partnership holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing, proposed, and temporary U.S. Treasury regulations thereunder, judicial decisions, administrative pronouncements, French law and regulations and the U.S.-France income tax treaty, all as currently in effect as of the date hereof, and all of which are subject to change or changes in interpretation possibly with retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Investors of our shares or ADSs should consult their own tax advisors concerning the U.S. federal, state and local tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        In particular, investors should be aware that the French Bill of Finance for 2004 provides for the elimination of the avoir fiscal and the related précompte mechanism. According to the Bill of Finance for 2004, this elimination would be applicable to dividends paid as of January 1, 2005. However, non-individual shareholders would no longer be entitled to use the avoir fiscal as of January 1, 2005. In addition, the Bill of Finance for 2004 provides for the implementation for temporary tax equalization for 25% of the net dividends (before withholding tax) paid in 2005 on the profits that have not been taxed at the ordinary corporate income tax rate or that have been earned more than five years before the distribution. Such temporary tax equalization would not be refundable to our shareholders.

(i)    Taxation of Dividends

Withholding Tax and Avoir Fiscal

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France receive dividends from French companies, they are generally entitled to the avoir fiscal.

        The amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

  •
  15% of the dividend paid for the other shareholders who used the avoir fiscal in 2002, and 10% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2003.

        In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 15%, and then 10%, will generally be entitled to an additional amount of avoir fiscal equal to:

  •
  70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%; and

  •
  80% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 10%.

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

  1.
  You are an individual or other non-corporate holder that is a resident of the U.S. for purposes of the U.S.-France income tax treaty;

  2.
  You are a U.S. corporation, other than a regulated investment company;

  3.
  You are a U.S. corporation which is a regulated investment company, provided that less than 20% of your shares are beneficially owned by persons who are neither citizens nor residents of the U.S.; or

  4.
  You are a partnership, estate or trust that is a resident of the U.S. for purposes of the U.S.-France income tax treaty, but only to the extent that your partners, beneficiaries or grantors would qualify as eligible under point 1 or point 2 above.

        If you are an eligible U.S. Holder, we will withhold tax from your dividend at the reduced rate of 15%, provided that you have previously established that you are a resident of the U.S. under the U.S.-France income tax treaty in accordance with the following procedures:

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

  a.
  You are a resident of the U.S. for purposes of the U.S.-France income tax treaty;

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

        Subject to the discussion in "Passive Foreign Investment Company Status" below, for U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal, including any French tax withheld, will be included in your gross income as ordinary income when any such payment is received by you (or the depositary, if you hold ADSs), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in the shares or ADSs, and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of the shares or ADSs. Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally will constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

        Further, the amount of any dividend paid in euros, including any French tax withheld, will, for U.S. federal income tax purposes, be included in gross income in an amount equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss.

        French withholding tax imposed on the dividends you receive and on any avoir fiscal at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may alternatively choose to claim a deduction, provided a deduction is claimed for all of the foreign taxes you pay in a particular year. A deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the U.S. Treasury.

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

        Subject to the discussion in "Passive Foreign Investment Company Status" below, for U.S. federal income tax purposes, the gross amount of the précompte, including any French withholding tax, will be included in your gross income as ordinary income in the year you receive it. It will generally constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source

"financial services" income). The amount of any précompte paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euro on the date the précompte is included in income which, for a U.S. holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

(ii)    Taxation of Capital Gains

        If you are a resident of the U.S. for purposes of the U.S.-France income tax treaty, you will not be subject to French tax on any capital gain if you sell or exchange your shares or ADSs, unless you have a permanent establishment or fixed base in France and the shares or ADSs you sold or exchanged were part of the business property of that permanent establishment or fixed base. Special rules apply to individuals who are residents of more than one country.

        Please see the discussion below under "Passive Foreign Investment Company Status" for a discussion of the consequences of a sale of our shares or ADSs if you have owned our shares or ADSs during any year in which we were a PFIC (as defined below), including 2002 and 2003. If you did not own any shares or ADSs while we were a PFIC, or if you have made the deemed sale election discussed below, for U.S. federal income tax purposes, you will generally recognize capital gain or loss if you sell, exchange or dispose of your shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the share or ADS and your adjusted basis in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain or loss generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

(iii)    Passive Foreign Investment Company Status

        We believe, based on the review of our June 2003 year-end financial statements, and based upon the advice of Shearman & Sterling, our tax counsel, as to the legal requirements relating to PFIC status, that we will be classified as a PFIC for U.S. federal income tax purposes for the year ended June 30, 2003. We also were classified as a PFIC for the year ended June 30, 2002. A non-U.S. corporation is classified as a PFIC for any taxable year, if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than royalties derived from the licensing of computer software that the licensor developed, created or produced), or gains on the disposition of certain minority interests) or at least 50% of the average value of its assets (determined on the basis of a quarterly average) consist of assets that produce, or are held for the production of, passive income.

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

        If you are a U.S. Holder of our shares or ADSs, the PFIC rules may subject you to the following potential adverse U.S. tax consequences:

        Any excess distributions (generally, your ratable share of distributions received in any taxable year that are greater than 125% of the average annual distributions received by you in the three preceding taxable years (or your holding period, if shorter)) and any gain realized on the sale or other disposition (or deemed to be realized by reason of a pledge) of the shares or ADSs would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the holding period of the shares or ADSs;

        All gains or excess distributions allocated to prior years generally would be taxed at the highest applicable tax rate for each prior year;

        An interest charge in respect of the deemed deferral benefit would be imposed on the resulting tax attributable to each of these prior taxable years; and

        Dividends paid by a company that was classified as a PFIC in the year of the dividend, or the company's previous taxable year, will not qualify for "qualified dividend income" status and are not eligible for the reduced rates of taxation available to some individual shareholders under recent U.S. tax law changes.

        Certain elections are available to U.S. Holders of shares or ADSs that may serve to alleviate some of the adverse tax consequences of PFIC status.

Mark to Market Election

        Under an alternative tax regime, you can avoid the interest charge by making a mark-to-market election with respect to your shares or ADSs, provided that the shares or ADSs are "marketable". Shares or ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges (including Nasdaq), or on certain non-U.S. stock exchanges (including the Nouveau Marché of the Euronext Paris). For these purposes, the shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. (Any trades that have as their principal purposes meeting this requirement will be disregarded).

        If you choose to make a mark-to-market election, you must include in ordinary income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of your shares or ADSs as of the close of the taxable year over your adjusted tax basis in the shares or ADSs. In addition, you may claim an ordinary loss deduction of the excess, if any, of your adjusted tax basis in the shares or ADSs over the fair market value of the shares or ADSs at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. Your adjusted tax basis will be increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Gain upon an actual sale or other disposition of the shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares or ADSs will be treated as an ordinary loss to the extent of any prior net mark-to-market gains. Persons considering the mark-to-market election should note that although it avoids the interest charge associated with the PFIC regime, all income derived from the affected shares will be taxable as ordinary income (and capital gain treatment will be unavailable). A mark-to-market election applies to the taxable year in which the election is made and to each subsequent year and therefore in general is irrevocable. (Exceptions are provided if either the shares or ADSs cease to be marketable or the IRS consents to revocation of the election.) If you do not make a mark-to-market election for the first year in which you own your shares or ADSs and we are a PFIC, the interest charge will apply to any market-to-market gain recognized in the later year that the election is first made.

Deemed Sale Election

        If you decide not to make a market-to-market election, you nevertheless may elect to make a "deemed sale election" pursuant to which you will be treated as having sold your shares or ADSs on the last day of the last taxable year in which we quality as a PFIC. Any gain on the deemed sale will be considered to have been earned pro rata over your holding period in the shares or ADSs and must be included in ordinary income. The tax on the gain is based on the value of the tax deferral and will include an interest charge as described above in the case of the general PFIC rules. After making a deemed sale election, you must increase your adjusted tax basis in the shares or ADSs by the amount of gain recognized. You cannot recognize any loss realized on the deemed sale, and your basis would not be affected in such case.

        To make this election, you must not have previously made a mark-to-market election at any time. You must file an amended income tax return for your taxable year that includes our last taxable year in which we qualified as a PFIC and you must do so within three years of the due date, as extended, for your return for that taxable year. You must attach to the amended return either IRS Form 8621 or a statement containing the information required therein.

        We will continue to monitor our PFIC status annually, and will notify you should we cease to be classified as a PFIC.

        YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING ANY DECISION TO MAKE (OR REFRAIN FROM MAKING) ANY ELECTION THAT MAY BE AVAILABLE TO YOU. BECAUSE ANY SUCH DECISION WILL DEPEND UPON YOUR OWN PARTICULAR TAX SITUATION AND MAY HAVE SIGNIFICANT AND CONTINUING U.S. TAX CONSEQUENCES, WE ARE UNABLE TO GIVE ADVICE IN THIS REGARD. FOR ADDITIONAL INFORMATION, PLEASE CONSULT THE INSTRUCTIONS TO IRS FORM 8621 "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Election Fund."

(iv)    Recent U.S. Tax Law Changes Applicable to Individuals

        Recent U.S. tax legislation (the "2003 Tax Act") generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Some of these changes may not apply to ownership of our shares for years in which we qualify as a PFIC. Under the 2003 Tax Act, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. In addition, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum applicable U.S. federal rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Furthermore, "qualified dividend income" received by individuals in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to capital gains, including the 15% maximum rate (rather than the higher rates of tax generally applicable to other items of ordinary income). For this purpose, "qualified dividend income" generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, the company is not a passive foreign investment company for the corporation's taxable year in which the dividend was paid, or the preceding year, and (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The U.S.-France income tax treaty has been identified as a qualifying treaty.) We currently anticipate that if we were to pay any dividends in 2003-2004 with respect to our shares and ADSs, they would not constitute "qualified dividend income" for U.S. federal income tax purposes and that U.S. Holders would not be entitled to the reduced rates of tax because of our passive foreign investment company status (see "Passive Foreign Investment Company Status" above). You are urged to consult your own tax adviser regarding the impact of the provisions of the 2003 Tax Act on your particular situation.

(v)    French Estate and Gift Taxes

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

(vi)    French Wealth Tax

        French wealth tax does not generally apply to shares or ADSs if the holder is a resident of the U.S. for purposes of the U.S.-France income tax treaty.

(vii)    U.S. Information Reporting and Backup Withholding

        Dividend payments made to you and proceeds paid from the sale, exchange or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the U.S. or through U.S.-related financial intermediaries.

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

        Since we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to file semi-annual reports on Form 6-K. Documents submitted to or filed with the SEC are available on the SEC's website at www.sec.gov. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549, and at its regional offices at 233 Broadway, New York, NY 10279 New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1    CURRENCIES

        As our assets, earnings and cash flows are influenced by our foreign operations in the U.S., the United Kingdom and the Asia-Pacific, we are exposed to foreign currency risk. To date, we have not engaged in currency hedging, as we do not believe such activity would provide long-term benefits. We periodically reassess this policy.

        Most of our sales are denominated in euro and the euro is the most important currency influencing our costs. Our cash is primarily denominated in euro and U.S. dollars. We hold modest amounts of cash in British pounds against outflows for short-term operational reasons.

        We estimate that a ten-percent adverse change between the euro and the U.S. dollar exchange rate would impact reported financial results for the year ended June 30, 2003 by approximately €227,000. We estimate that a ten-percent adverse change between the euro and the British pound foreign exchange rate would impact reported financial results for the year ended June 30, 2003 by approximately €109,000.

11.2    INTEREST RATES

        As of June 30, 2003, we are only exposed to interest rate risk on our cash and cash equivalents, since we have no long-term indebtedness. To date, we have not engaged in any interest rate hedging.

        The following chart presents the term of assets ("+") and liabilities ("-") subject to variable interest rates as of June 30, 2003:

	0 to 1 year	1 to 5 years	More than 5 years
	(in thousands)
Financial assets	€35,738	€—	€—
Financial liabilities	—	—	—

Balance before hedging	35,738	—	—
Hedging	—	—	—

Balance after hedging	€35,738	€—	€—

        We estimate that a one percent adverse change in the interest rate would impact reported financial results by €0.4 million over a twelve month period. This amount can be compared to our interest income that amounted to €1.6 million for the year ended June 30, 2003.

11.3    SHARES

        As of June 30, 2003, we held shares in Network Physics and treasury stock that had a historical cost of €0.9 million and €1.1 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of future value of Network Physics. The treasury stock is recorded at historical cost. The value of those shares is subject to fluctuation which could adversely affect our operating results and financial conditions. To date, we have not engaged in any hedging of these shares.

11.4    LIQUIDITY SITUATION

        We do not have any liquidity risk since the maturity of our assets doesn't exceed the maturity of our debts. We face short or very short term cash requirement thanks to our cash and cash equivalents.

11.5    FINANCIAL INSTRUMENTS

        The carrying amount and fair value of cash and cash equivalents, and deposits and other assets are set forth below. Since these assets have a short-term maturity, their fair value is not significantly different from their carrying amount.

	As of June 30, 2003
	Carrying Amount	Fair Value
	(In thousands €)
Cash and cash equivalents	€37,900	€37,900
Deposits and other assets	560	382

        The interest rate used to calculate the fair values of the above financial instruments was 4.58%.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within thirty days relating to our indebtedness.

        To our knowledge, no payment of dividends is in arrears.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        To our knowledge, no one (i) has modified materially the instruments defining the rights of holders of our shares or (ii) has modified materially or qualified the rights evidenced by our shares by issuing or modifying any other class of securities. Part III

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Our Chief Executive Officer and Chief Financial Officer, after participating with the management of InfoVista in evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F, have concluded that as of such date, our disclosure controls and procedures were effective to ensure that material information relating to InfoVista, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report is being prepared.

(b)
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15)d-15(f) of the Exchange Act) occurring during the period covered by this Annual Report on Form 20-F has been identified that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.    PRINCIPAL INDEPENDENT AUDITOR FEES AND SERVICES

        Principal independent auditor fees recorded in our accounts for the year ended June 30, 2003 were as follows:

	PricewaterhouseCoopers and other member firms	%	S&W Associés	%
	(in thousand)
Audit-fees	€330	0	€37	0
Audit-related fees	4	0		0

Sub-total	334	89	37	100

Legal, tax and social	40	0	0	0
Services' fees	0	0		0
All other fees	1

Sub-total	41	11	0	0

Total	€375	100	€37	100

ITEM 17.    FINANCIAL STATEMENTS

ITEM 18.    FINANCIAL STATEMENTS

ITEM 19.    EXHIBITS

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of August 19, 2003)
4.1
License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
4.6	2003 Stock Option Plan (unofficial English translation)
8	Subsidiaries of the Registrant (see "Information on the Company—General Information Concerning the Share capital of the Company—Subsidiaries and Investments").
10.1	Consent of independent auditors
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

         To the Board of Directors and Shareholders of InfoVista S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of InfoVista S.A. and its subsidiaries (the "Company") at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

Paris, France
July 24, 2003, except for note 20 as to which the date is October 16, 2003

PricewaterhouseCoopers Audit

/s/  JEAN FRANCOIS CHATEL
Jean-François Châtel
Partner

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Year ended June 30,
	2003	2002	2001
Revenues
License revenues	€13,246	€18,295	€19,548
Service revenues	12,276	11,108	8,350

Total revenues (Note 14)	25,522	29,403	27,898
Cost of revenues
Cost of licenses	914	954	882
Cost of services (exclusive of non-cash compensation expense of €5, €83 and €146, respectively)	6,215	6,159	6,132

Total cost of revenues	7,129	7,113	7,014

Gross profit	18,393	22,290	20,884
Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of €24, €129 and €309, respectively)	16,513	16,600	16,574
Research and development expenses (exclusive of non-cash compensation expense of €6, €51 and €155, respectively) (Note 15)	7,036	7,183	4,640
General and administrative expenses (exclusive of non-cash compensation expense of €3, €54 and €1,619, respectively)	5,167	6,980	7,629
Stock compensation expense	38	317	2,229
Restructuring costs and consulting fee (Note 17)	1,590	2,377	—
Impairment charge for goodwill (Note 7)	—	1,841	—
Amortization of goodwill and intangibles (Note 7)	380	380	513

Total operating expenses	30,724	35,678	31,585

Operating loss	(12,331)	(13,388)	(10,701)
Other income (expense):
Interest income	1,223	2,005	3,105
Net foreign currency transaction (losses) gains	(231)	(673)	1,214
Other	(150)	130	—

Loss before income taxes and minority interest	(11,489)	(11,926)	(6,382)
Income tax expense (Note 9)	(36)	(12)	(2)
Minority interest	—	34	68

Net loss	€(11,525)	€(11,904)	€(6,316)

Basic and diluted loss per share	€(0.61)	€(0.60)	€(0.34)

Basic and diluted weighted average shares outstanding	18,843,308	19,733,253	18,851,731

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of June 30
	2003	2002
ASSETS
Cash and cash equivalents (Note 2)	€37,900	€50,226
Marketable securities (Note 3)	5,850	5,513
Trade receivables, net of allowance of €460 and €586, respectively (Note 18)	5,259	8,040
Prepaid expenses and other current assets (Note 4)	2,616	2,222

Total current assets	51,625	66,001
Fixed assets, net (Note 5 & 14)	3,549	4,441
Licensed technology and advances, net	1,086	1,327
Investment in affiliate (Note 6)	937	—
Deposits and other assets (Note 8)	1,236	1,761

Total non-current assets	6,808	7,529

Total assets	€58,433	€73,530

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables	€3,347	€4,487
Current portion of long-term debt	—	305
Accrued salaries and commissions	1,772	1,879
Accrued social security and other payroll taxes	680	709
Deferred revenue	4,294	3,624
Accrued VAT	1,042	718
Other current liabilities	809	1,129

Total current liabilities	11,944	12,851
Other long term liabilities	71	61

Total non-current liabilities	71	61
Commitments and contingencies
Stockholders' equity
Common stock, par value of €0.54 per share (18,802,637 and 19,866,560 shares authorized and issued, and 18,038,003 and 19,859,807 shares outstanding) (Note 13)	10,153	10,728
Capital in excess of par value of stock	84,716	85,839
Accumulated deficit	(46,109)	(34,584)
Unrealized losses on available for sale securities	(150)	(487)
Cumulative translation adjustment	(1,138)	(768)
Deferred compensation	—	(38)
Less common stock in treasury (764,634 and 6,753 shares), at cost	(1,054)	(72)

Total stockholders' equity	46,418	60,618

Total liabilities and stockholders' equity	€58,433	€73,530

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except for share and per share data)

	Number of preferred shares	Numbers of ordinary shares	Numbers of treasury shares	Preferred stock	Common stock	Treasury stock	Capital in excess of par value of stock	Accumulated other comprehensive loss	Deferred compensation	Total
Balance, June 30, 2000	3,950,607	8,978,871	0	€2,133	€4,849	€0	€17,594	€(17,265)	€(1,307)	€6,004
Issuance of common stock		6,000,000			3,240		73,560			76,800
IPO fees and commissions							(8,150)			(8,150)
Preferred shares converted in ordinary shares	(3,950,607)	3,950,607		(2,133)	2,133		0			0
Exercise of stock warrants		526,039			284		1,237			1,521
Exercise of stock options		185,897			100		231			331
Reversal of deferred compensation related to forfeited stock options							(161)		161	0
Stock compensation expense							1,482		747	2,229
Purchase of treasury stock			19,942			(434)				(434)
Common stock issued from treasury			(13,189)			362	(76)			286
Components of comprehensive income:
Net loss								(6,316)		(6,316)
Currency translation adjustment								298		298

Comprehensive income										(6,018)

Balance, June 30, 2001	0	19,641,414	6,753	0	10,606	(72)	85,717	(23,283)	(399)	72,569
Exercise of stock warrants		197,710			107		135			242
Exercise of stock options		27,436			15		25			40
Subscription of stock warrants							6			6
Reversal of deferred compensation on forfeited stock options							(107)		107	0
Stock compensation expense							63		254	317
Components of comprehensive income:
Net loss								(11,904)		(11,904)
Currency translation adjustment								(165)		(165)
Unrealized losses on available for sale securities								(487)		(487)

Comprehensive income										(12,556)

Balance, June 30, 2002	0	19,866,560	6,753	0	10,728	(72)	85,839	(35,839)	(38)	60,618
Exercise of stock options		16,250			9		10			19
Subscription of stock warrants							3			3
Stock compensation expense									38	38
Purchase of treasury stock			1,938,054			(2,912)				(2,912)
Common stock issued from treasury			(100,000)			193	17			210
Cancellation of treasury stock		(1,080,173)	(1,080,173)		(584)	1,737	(1,153)			0
Components of comprehensive income:
Net loss								(11,525)		(11,525)
Currency translation adjustment								(370)		(370)
Unrealized losses on available for sale securities								337		337

Comprehensive income										(11,558)

Balance, June 30, 2003	0	18,802,637	764,634	€0	€10,153	€(1,054)	€84,716	€(46,109)	€0	€46,418

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except for share and per share data)

	Year ended June 30
	2003	2002	2001
Cash flows from operating activities:
Net loss	€(11,525)	€(11,904)	€(6,316)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,218	1,211	811
Loss on disposal of fixed assets	161	362	—
Amortization of goodwill and intangibles	380	380	513
Impairment charge for goodwill	—	1,841	—
Amortization of licensed technologies and royalties advances	241	241	201
Stock compensation expense	38	317	2,229
Provision for bad debt	(3)	(3)	487
Minority interest	—	—	(53)
Changes in operating assets and liabilities:
Trade receivables	2,419	929	(247)
Prepaid expenses and other current assets	(409)	309	3,160
Deposits and other assets	72	(186)	(27)
Trade payables	(1,079)	853	(496)
Accrued expenses	460	416	1,269
Deferred revenues	958	(578)	(2,559)
Other current liabilities	(454)	624	(616)
Other long term liabilities	10	(82)	40

Net cash used by operating activities	(7,513)	(5,270)	(1,604)
Cash flows from investing activities:
Purchase of fixed assets	(702)	(1,550)	(4,082)
Purchase of an investment in affiliate	(937)	—	—
Purchase of marketable securities	—	(6,000)	—
Acquisition of businesses, net of cash acquired	—	—	(2,959)
Purchase of licensed technologies and royalty advances	—	—	(1,769)

Net cash used by investing activities	(1,639)	(7,550)	(8,810)
Cash flows from financing activities:
Payments of debt	(305)	(259)	(183)
Proceeds from exercise of stock options	19	241	331
Proceeds from subscription and exercise of stock warrants	3	46	1,521
Purchase of treasury stock	(2,912)	—	(434)
Proceeds from issuance of treasury stock	210	—	287
Payments on acquired debt	—	—	(101)
Proceeds from issuance of common stock	—	—	68,650

Net cash (used) provided by financing activities	(2,985)	28	70,071

Net change in cash	(12,137)	(12,792)	59,657
Effects of exchange rate changes	(189)	114	297

(Decrease) increase in cash and cash equivalents	€(12,326)	€(12,678)	€59,954
Cash and cash equivalents at beginning of period	€50,226	€62,904	€2,950

Cash and cash equivalents at end of period	€37,900	€50,226	€62,904

Supplemental disclosure of non-cash transactions
Recognition of deferred compensation related to of stock option grants	€—	€(63)	€(1,482)
Reversal of deferred compensation on cancellation of related stock options	€—	€107	€161
Conversion of preferred stock to common stock	€—	€—	€2,133
Debt acquired through acquisition of business	€—	€—	€101

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1.     SIGNIFICANT ACCOUNTING POLICIES

  Description of business

        InfoVista S.A. and its subsidiaries (the "Company") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, the Company provides service support for the installation, implementation, training and maintenance of its products. The Company products are part of the software market segment known as Service Level Management ("SLM"). The Company markets its products to telecommunication companies, Internet Service Providers ("ISPs") and large enterprises. The Company maintains its headquarters in Les Ulis (outside Paris), France with subsidiaries located in Europe, Americas and Asia.

  Principles of consolidation and basis of presentation

        The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. During the year ended June 30, 2003, InfoVista Enterprise Solution ("IES") was created in October 2002 and the Company purchased a significant portion of minority shares in July 2002 for InfoVista (Asia-Pacific) Pte Ltd. During the year ended June 30, 2002, InfoVista GmbH and TISS Intra GmbH were merged together as of January 1, 2002. During the year ended June 30, 2001, InfoVista BNL was created in December 2000, and InfoVista IBE in June 2001, while TISS Intra GmbH was acquired by InfoVista S.A. on December 2, 2000.

        Consolidated companies are the following as of June 30, 2003:

Company	Country of incorporation	% of ownership	Commencement of inclusion in consolidated financial statements
InfoVista S.A. (parent)	France	—	—
InfoVista Corp.	USA	100.00	1997
InfoVista UK	Great Britain	100.00	1999
InfoVista GmbH	Germany	100.00	1999
InfoVista (Asia-Pacific) Pte Ltd	Singapore	98.04	2000
InfoVista BNL	Belgium	100.00	2001
InfoVista IBE	Spain	100.00	2001
InfoVista IES	France	100.00	2002

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

        The Company has adopted the SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded for long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets.

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

  Revenue recognition

        Revenues from sales of licenses to end-user clients are recognized generally when the Company receives a purchase order and/or other written contractual documentation (depending on the requirement of the end-user client), the Company delivers the software (assuming no significant obligations exist), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. The Company provides for allowances for estimated future returns from clients upon shipment. The Company recognizes reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which the Company receives either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. The Company recognizes license revenues from OEMs either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.

        Customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels. Payments for maintenance fees (on initial or renewal orders) are generally made in advance and are non-refundable. The Company defers revenues for maintenance services and recognizes them ratably over the term of the maintenance sold. Revenues from purchase orders received for consulting, training and other support services are generally recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between resellers and the Company. End-users either enter into a service contract directly with the Company or with a reseller.

        Since licenses are almost always sold with maintenance services, the Company recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.

        In November 2001, the Financial Accounting Standards Board ("FASB") issued a Staff Announcement Topic D-103, "Income Statement Characterization of Reimbursement Received for "Out-of-Pocket" Expenses Incurred". Topic D-103 establishes that reimbursements received for "Out-of-Pocket" expenses should be reported as revenues and costs. The services revenues and costs, as reported, reflect the implementation of this new rule. This change increased both services revenues and costs by €207 and €239 for the years ended June 30, 2002 and 2001, respectively. The Company's adoption of this rule does not and will not affect earnings in any past or future periods.

  Cost of revenues

        Cost of revenues is comprised of cost of license revenues and cost of service revenues. Cost of license revenues consists primarily of license fees paid to third-party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, production of documentation and shipping. Cost of service revenues consists primarily of personnel related costs (salaries and facilities) incurred in providing services.

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

        Research and development expenses consist primarily of personnel costs (salaries and facilities) associated with software development, amortization of any capitalized software costs, and technological acquisitions of third party software (which are not considered to have reached technological feasibility at the date of acquisition).

        To date, the establishment of technological feasibility of the Company's products and their general release substantially coincide. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

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

  Fair value of financial instruments

        As of June 30, 2003 and 2002, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

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

  Loss per share

        Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and stock warrants granted and not yet exercised, and the conversion of preferred stock. All dilutive equivalent shares that have an antidilutive effect are excluded from the computation of loss per share.

  Advertising costs

        Advertising costs are expensed as incurred.

  Stock purchase options and stock warrants

        The Company accounts for its stock options and purchase stock warrants issued to employees pursuant to the provisions of Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations whereby compensation cost is measured, at the measurement date, as the difference between the market value of stock and the exercise price (the intrinsic value method). The measurement date corresponds to the date on which both the number of shares subject to grant and the exercise price per share are known.

  Recent accounting pronouncements

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. It also requires additional disclosures about the effects on reported net income of an entity's accounting policy with respect to stock-based employee compensation.

        In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities ("FIN 46")." FIN 46 requires an investor with a majority of the variable interests in a Variable Interest Entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. The provisions of FIN 46 are effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. To date, the Company has not invested in any VIE's and does not expect the adoption of FIN 46 to be material to its operations, financial position or cash flows.

        In April 2003, FASB Statement 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. FASB Statements 133, "Accounting for Derivative Instruments and Hedging Activities", and 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", establish accounting and reporting standards for derivative instruments including derivatives embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 149 amends Statement 133 for certain decisions made by the Board as part of the Derivatives Implementation Group (DIG) process and are effective for contracts entered into or modified after June 30, 2003 with some exceptions and for hedging relationships designated after June 30, 2003. All provisions of this Statement should be applied prospectively. The implementation of SFAS 149 is not expected to have a material effect on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 addresses certain financial instruments that, under previous guidance, could be accounted for as equity, but now must be classified as liabilities in statements of financial position. These financial instruments include: 1) mandatory redeemable financial instruments, 2) obligations to repurchase the issuer's equity shares by transferring assets, and 3) obligations to issue a variable number of shares. SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS 150 is not expected to have a material effect on the Company's consolidated financial statements.

2.     CASH AND CASH EQUIVALENTS

	As of June 30
	2003	2002
Cash	€4,779	€3,316
Short-term deposits	33,121	46,910

Total cash and cash equivalents	€37,900	€50,226

3.     MARKETABLE SECURITITES

        The Company maintains a liquid investment portfolio with the intention to support current operations and take advantage of investment opportunities. As a result, all marketable securities are considered to be available-for-sale and are classified as current assets. On January 17, 2002, the Company invested €6,000 in KLEBER 2006. The Company has the ability to sell the security on a weekly basis before its maturity date at published market rates. The value of KLEBER 2006 is benchmarked against a collection of equity investments, but the original cost of €6,000 is guaranteed if held to the maturity date, which is January 2006. As of June 30, 2003, marketable securities available-for-sale had a historical cost of €6,000, unrealized losses of €150, and fair value of €5,850. As of June 30, 2002, marketable securities available-for-sale had a historical cost of €6,000, unrealized losses of €487, and fair value of €5,513. No realized gains or losses on marketable securities available-for-sale have been included in net loss for the years ended June 30, 2003, 2002, and 2001.

4.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of June 30
	2003	2002
Prepaid expenses	€1,230	€784
Value Added Taxes receivable	1,291	850
Research and development tax credits	—	409
Other	95	179

Total prepaid expenses and other current assets	€2,616	€2,222

5.     FIXED ASSETS, NET

Gross Value	Opening	Additions	Disposals and write-offs	Currency variation	Closing
Purchase software	€1,295	€196	€14	€(43)	€1,434
Computers & Hardware	2,962	329	313	(136)	2,842
Leasehold improvements	1,440	101	4	(73)	1,464
Furniture & Fixtures	945	63	20	(64)	924

Total	€6,642	€689	€351	€(316)	€6,664

Accumulated Depreciation	Opening	Additions	Disposals and write-offs	Currency variation	Closing
Purchase software	€671	€334	€86	€(25)	€894
Computers & Hardware	1,086	635	266	(52)	1,403
Leasehold improvements	279	246	—	(13)	512
Furniture & Fixtures	165	157	4	(12)	306

Total	€2,201	€1,372	€356	€(102)	€3,115

6.     INVESTMENT IN AFFILIATE

        As of June 30, 2003, the investment in affiliate of €937 corresponds to non-cumulative, redeemable preferred stock shares in Network Physics, a private U.S.-based corporation. The Company does not believe that it currently has significant influence over Network Physics. As a result, the Company has accounted for this Investment in Affiliate at cost as of June 30, 2003. As of June 30, 2003, the Company's investment in Network Physics represents approximately 13% of their outstanding voting stock and the Company has accounted for this Investment in Affiliate at cost. Network Physics, a development stage company, is a related party mentioned in note 16 Related Party Transactions.

7.     ACQUISITION OF TISS

        On December 2, 2000, the Company entered into an agreement to acquire all of the outstanding common shares of TISS Intra GmbH ("TISS"), a privately-held company that was an InfoVista Business Solution Integrator ("BSI") for over a year, implementing complete "SLM" solutions, including training, maintenance and support for clients such as AUDI, Concert, and Deutsche Telekom. Under the terms of the acquisition agreement, the Company assumed approximately €1,896 of liabilities and paid approximately €3,158 (includes €125 of transaction costs) in cash to acquire TISS in January 2001. The transaction was accounted for under the purchase method of accounting. TISS's results of operations have been included in the Company's consolidated financial statements, from December 2000 (the date of the acquisition).

        During the year ended June 30, 2001, the Company finalized the purchase price allocation. A summary of this allocation of the purchase price was as follows:

Total net assets	€(494)
Intangible assets:
Assembled workforce	220
Core technology	1,520
Goodwill	1,912
Total intangible assets	3,652

€3,158

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

        In accordance with SFAS 142, the Company reclassified the carrying value of the workforce as of July 1, 2001 into goodwill. During June 2002, the Company performed the annual impairment test of goodwill carrying value of €1,841. As a result of economic conditions in Central Eastern Europe, the Company's future cash flows forecast for this reporting unit was lowered, which led to an impairment charge for the entire carrying value of the goodwill.

8.     FAIR VALUE OF INSTRUMENTS

        As of June 30, 2003 and 2002, the fair value of long-term deposits was €382 and €603 respectively, compared to book values of €560 and €767 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

9.     INCOME TAXES

        The income tax expense consisted of:

	Year ended June 30,
	2003	2002	2001
Current income tax expense	€(36)	€(12)	€(2)
Deferred income tax expense	—	—	—

	€(36)	€(12)	€(2)

  Effective tax rate

        Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

	Year ended June 30,
	2003	2002	2001
Statutory tax rate in France	34.32%	34.32%	35.32%
Deferred tax assets on operating losses and temporary differences—Valuation allowance	(34.91)%	(33.80)%	(67.27)%
Effect of differences in foreign tax rates	0.07%	(2.06)%	6.98%
Permanent differences and others	0.52%	1.54%	24.97%

Effective tax rate	0.00%	0.00%	0.00%

  Deferred tax assets and valuation allowance

        The approximate income tax effects of the temporary book to tax differences are as follows:

	As of June 30
	2003	2002	2001
Deferred tax assets on tax loss carry forwards	€14,748	€12,056	€10,168
Deferred tax on temporary differences:
Depreciation	(124)	(110)	(167)
Deferred revenues	—	460	641
Others	1,861	(333)	(72)

Total deferred tax assets	16,485	12,073	10,570
Valuation allowance	(16,485)	(12,073)	(10,570)

Net deferred tax assets	€0	€0	€0

  Net operating loss carryforwards

        As of June 30, 2003, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
2003	€567
2004	—
2005	1,671
2006	4,844
2007	2,465
Between 2013 and 2023	20,023
No expiration date	12,338

Total net operating loss carryforwards	€41,908

        Fiscal years ended from June 30, 1996 to June 30, 2003 are subject to tax audit from the respective tax authorities in the countries where the Company's subsidiaries are incorporated. The Company's management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Company's financial position or results of operations.

        Loss before income taxes and minority interest was as follows:

	Year ended June 30,
	2003	2002	2001
France	€(13,784)	€(13,553)	€(8,139)
Others	2,295	1,627	1,757

Total	€(11,489)	€(11,926)	€(6,382)

10.   DEBT

  ANVAR advance

        In June 2000, the Company was granted an interest free advance by ANVAR (a French State organization to foster research) for €305 with a maturity date of December 2002. As of June 30, 2003 and 2002, the Company had €0 and €305 of outstanding debt, which was classified as a current liability.

  Available lines of credit

        As of June 30, 2003, 2002, and 2001, the Company did not have any available lines of credit.

11.   COMMITMENTS AND CONTINGENCIES

  Operating leases

        The Company leases its facilities and certain equipment under lease agreements expiring through December 2012. Certain leases have renewal options to extend the lease periods up to an additional three to six years.

        As of June 30, 2003, future minimum rental payments under these leases, summarized by fiscal year, are as follows:

Year ending June 30,
2004	€1,907
2005	1,704
2006	1,503
2007	1,298
2008	1,263
Thereafter	2,580

Total	€10,255

        For the years ended June 30, 2003, 2002, and 2001, the operating rent expenses were €2,154, €2,383, and €1,665, respectively.

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

        Assuming the exercise of all stock options vested as of June 30, 2003, the taxes payable for the Company would have amounted to €95 calculated using the closing price of the shares on June 30, 2003. Depending on the future fluctuations of the Company's share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to the Company's employees, management believes that the sale of these shares by a significant number of employees is improbable. Therefore, the Company has not recognized a provision for such taxes in the financial statements.

  Potential legal contingencies

        The Company has various lawsuits, claims, commitments and contingent liabilities arising from ordinary conduct of its business. However, they are not expected to have a material adverse effect on its operating results, financial position and cash flows of the Company.

12.   EMPLOYEE RETIREMENT PLANS

  French employee retirement plan

        Under French law, the Company must make contributions to government regulated schemes for retirement plans. There is no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation as of June 30, 2003 and 2002 was immaterial.

  U.S. defined contribution plan

        The U.S. subsidiary has a contributory retirement plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute an amount not to exceed the lesser of 15% of their compensation or US$ 12. In the event that the plan is determined to be a "top-heavy plan" as defined by the Internal Revenue Code, annual employer contributions are required under a formula based upon the compensation of the plan participants.

        For the year ended June 30, 2003, the U.S. subsidiary made a contribution to the plan of €21. For the years ended June 30, 2002 and 2001, the U.S. subsidiary made no contributions to the plan.

13.   CAPITAL (PREFERRED STOCK, COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

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

        The Series P Preferred shares were automatically converted one for one, to Series O Ordinary shares on July 7, 2000 when the Company began trading on the Nouveau Marché of the Paris Bourse. As a result the Company had zero shares of Preferred stock outstanding as of June 30, 2003 and 2002.

  Common stock

        On July 7, 2000, the Company completed an Initial Public Offering ("IPO") of 6,000,000 common shares in the form of American Depositary Shares on the NASDAQ National Market System and Series O Ordinary shares on the Nouveau Marché of the Paris Bourse. The net proceeds, after related costs of issuance of shares of approximately €8,150, amounted to approximately €68,650.

  Treasury Stock

        During the year ended June 30, 2003 and in the frame of the program of repurchase of the Company's shares authorized by the annual Shareholder's meeting on December 13, 2001 and December the 5, 2002, the Group repurchased repurchased 1,938,054 shares for €2,912, sold 100,000 shares that had been repurchased for €209 and cancelled 1,080,173 shares for €1,738. During the year ended June 30, 2002, the Company did not repurchase any shares. During the year ended June 30, 2001 the Company repurchased 19,942 shares for €434 and sold 13,189 shares that had been repurchased for €287. As of June 30, 2003 and 2002, 764,634 and 6,753 shares respectively were held as treasury stock and available for general corporate purposes including issuance under the Company's stock option and employee stock purchase plans.

  Stock options

        The Company has adopted four separate stock option plans (the "1996 Plan", the "1999 Plan", the "2000 Plan" and the "2001 Plan" or, collectively, the "Plans") pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors.

        The 1999 Plan and the 2000 Plan provided for the grant of stock options giving the right to subscribe for 1,126,000 and 750,000 shares, respectively. Under the terms of the 1999 Plan, 2000 Plan and 2000 bis Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, two and a half year, and third year anniversary of the date of grant, and expire eight years from the date of grant.

        The 2001 Plan provided for the grant of stock options giving the right to subscribe for 2,000,000 shares. Under the terms of the 2001 Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, two and a half year, and third year anniversary of the date of grant, and expire ten years from the date of grant.

        A summary of the status of the Company's stock options under the Plans is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of June 30, 2000	1,411,087	€3.63

Granted	1,514,585	27.32
Forfeited	(242,692)	(28.95)
Exercised	(185,897)	(1.78)

Balance as of June 30, 2001	2,497,083	15.68

Granted	1,267,915	2.84
Forfeited/Cancelled	(1,229,861)	(26.63)
Exercised	(27,436)	(1.45)

Balance as of June 30, 2002	2,507,701	3.97

Granted	960,800	1.71
Forfeited/Cancelled	(668,858)	(4.11)
Exercised	(16,250)	(1.22)

Balance as of June 30, 2003	2,783,393	€3.17

        As of June 30, 2003, the Company had 893,643 stock options available to grant.

        The following table summarizes information concerning outstanding and exercisable stock options under the Plans as of June 30, 2003:

	Outstanding
				Exercisable
		Weighted-Average Remaining Life (in Years)
Range of Exercise Prices/Share	Number of Shares		Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
From €1.01 to 2.00	1,441,922	7.07	€1.73	535,822	€1.77
From €2.01 to 5.00	1,118,221	8.16	2.98	401,525	3.29
From €5.01 to 10.00	43,650	7.97	8.14	21,825	8.14
From €10.01 to 20.00	153,350	5.70	11.77	129,050	11.94
Over €20.01	26,250	7.25	31.91	14,000	32.28

Total	2,783,393	7.45	€3.17	1,102,222	€4.03

        The Company accounts for its stock options in accordance with the intrinsic value method of APB 25, "Accounting for Stock Issued to Employees," pursuant to which employees' stock based compensation expense is calculated at the measurement date (generally, the date of grant) as the difference between the fair market value of the Company's stock and the stock option exercise price. Stock based compensation expense is recognized over the related service period, which is generally the vesting period of the stock options. For the years ended June 30, 2003, 2002 and 2001, all stock options were granted at an exercise price equal to the market price at the date of grant, therefore, no compensation expense was recognized in relation to these stock options grants.

        The Company recognized stock compensation expense related to its stock options primarily granted before the IPO of €38, €317 and €747 for the years ended June 30, 2003, 2002 and 2001, respectively.

        On August 30, 2001, the Company offered eligible employees the opportunity to surrender the right to the benefit from outstanding stock options to subscribe in Ordinary shares granted on or after September 1st, 2000 under the 2000 Stock Option Plan and the 2001 Stock Option Plan, with an exercise price greater than 30 euros per share, for new stock options to subscribe in Ordinary shares, subject to the terms and conditions described in the Offer to Grant (Form TO filed with the SEC on August 30, 2001) Subject to the terms and conditions of this offer, the new stock options were granted on May 13, 2002. The number of new stock options granted to each eligible employee was equal to the number of the stock options that was cancelled. The Company did not incur any stock compensation expense as a result of the stock option surrender and re-grant scheme.

  Stock purchase warrants

        A summary of the status of the Company's stock purchase warrants under the Plans is as follows:

	Series O Warrants	Series A Warrants	Series B Warrants	Series C Warrants	Series E Warrants	Series F Warrants	Total Warrants	Total Issuable Shares
Balance as of June 30, 2000	999,998	300,000	300,000	95,000	—	—	1,694,998	847,499

Granted	—	—	—	—	—	—	—	—
Forfeited	—	—	(160,000)	—	—	—	(160,000)	(80,000)
Exercised	(574,578)	(300,000)	(140,000)	(37,500)	—	—	(1,052,078)	(526,039)

Balance as of June 30, 2001	425,420	0	0	57,500	0	0	482,920	241,460
Granted	—	—	—	—	140,624	—	140,624	140,624
Forfeited	—	—	—	—	—	—	—
Exercised	(395,420)	—	—	—	—	—	(395,420)	(197,710)

Balance as of June 30, 2002	30,000	0	0	57,500	140,624	0	228,124	184,374
Granted	—	—	—	—	—	165,624	165,624	165,624
Forfeited	(30,000)	—	—	—	—	—	(30,000)	(15,000)
Exercised	—	—	—	—	—	—	—	—

Balance as of June 30, 2003	0	0	0	57,500	140,624	165,624	363,748	334,998

        On June 30, 1998, the Company issued 1,000,000 Series O stock warrants to certain members of management for aggregate consideration of €15. Two stock warrants entitle the holder to purchase one common share of the Company for €1.22 per share. These stock warrants were immediately fully vested and expired on June 30, 2003.

        On December 9, 1999, the Company also issued 300,000 Series B stock warrants to purchase 150,000 ordinary shares to certain members of management for aggregate consideration of €5. The exercise price of each of these stock warrants was determined based on the Company's ability to consummate an initial public offering at a stipulated price level. If the initial public offering were consummated at $14.00 per share or above, or if at the date of exercise of the stock warrant, the share price of the preceding trading day was at least equal to $14.00 or if a shareholder or third party makes a firm written offer to purchase the majority of the Company's shares for at least $14.00, the stock warrant holder would be able to purchase common stock for €4.88 per share. Otherwise, the stock warrants may be exercised for a price of €487.84 per share. During the first day of trading on July 7, 2000, the Company achieved the required $14.00 share price to allow exercise of these stock warrants for an exercise price of €4.88 per share. Accordingly, €1,482 of compensation expense was recognized in the first quarter of the 2001 fiscal year. These stock warrants expired on June 30, 2001.

        On December 9, 1999, and in connection with the issuance of common shares, the Company also issued to certain investors and members of management 1,600,000 Series C stock warrants to purchase 800,000 ordinary shares at an exercise price of €4.88 per share for aggregate consideration of €24. These stock warrants were immediately fully vested and expire on December 8, 2004.

        Further to the authorization granted during the Shareholders' meeting held on December 13, 2001, the Company issued on February 7, 2002 140,624 Series E stock warrants (out of the 195,624 stock warrants authorized) to six directors of the Company, one director of its subsidiary InfoVista (Asia-Pacific) Pte Ltd and the members of the Advisory Committee of InfoVista (Asia-Pacific) Pte Ltd. for aggregate consideration of €6. These stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €4.31 per share. These stock warrants vest over a period of two years with 1/3 vesting on the issue date, first year and second year anniversary of the date. The stock warrants expire February 6, 2007.

        Further to the authorization granted during the Shareholders' meeting held on December 5, 2002, the Company issued on February 10, 2003 165,624 Series F stock warrants (out of the 190,624 stock warrants authorized) to seven directors of the Company for aggregate consideration of €3. These 165,624 stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €1.52 per share. The issue price of all these stock warrants was paid by the beneficiaries. These stock warrants vest over a period of two years with 1/3 vesting on each of the issue date, first year and second year anniversary of the issue date and expire February 9, 2008.

  SFAS 123 disclosures

        The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year ended June 30,
	2003	2002	2001
Net loss, as reported	€(11,525)	€(11,904)	€(6,316)
Total stock-based employee compensation expense included in the determination of net income as reported, net of related tax effects	38	317	2,229
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,646)	(14,441)	(13,263)

Pro forma net loss	€(19,133)	€(26,028)	€(17,350)

Earnings per share:
Basic and diluted—as reported	€(0.61)	€(0.60)	€(0.34)
Basic and diluted—pro forma	€(1.02)	€(1.32)	€(0.92)

        Information with respect to the Company's stock option grants and the computation of fair value, using the Black Scholes evaluation model method, follows:

	Year ended June 30,
	2003	2002	2001
Weighted average fair value of stock options and stock	€1.09	€2.22	€21.67
Total fair value of stock options and stock warrants granted	€1,231	€851	€32,813
Weighted average assumptions
Expected holding period (years)	3.6	4.3	3.6
Risk-free interest rate	3.67%	4.90%	4.79%
Volatility	102.40%	115.36%	135.19%
Expected dividend yield	N/A	N/A	N/A

14.   SEGMENT INFORMATION

  Reportable segments

        For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its eight operating entities are located.

        The enterprise's chief operating decision-maker, as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Board of Directors, reviews operating results on the basis of the organization as described above.

  Geographic areas

        The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

  Revenue analysis

	Year ended June 30,
	2003	2002	2001
Europe
France	€3,645	€6,028	€5,266
Others	8,939	11,056	9,247

Total	12,584	17,084	14,513
Americas	9,603	10,087	12,187
Asia-Pacific	3,335	2,232	1,198

Total sales to external customers	€25,522	€29,403	€27,898

  Carrying amount of long-lived assets

        Long-lived assets reflect net fixed assets.

	As of June 30,
	2003	2002
Europe
France	€2,258	€2,497
Others	166	269

Total	2,424	2,766
Americas	1,025	1,486
Asia-Pacific	100	189

Total carrying amount of long-lived assets	€3,549	€4,441

  Information about major customers

        For the years ended June 30, 2003 and 2002, no customer individually accounted for more than 10% of consolidated net revenues. For the year ended June 30, 2001, revenues amounted to greater than 10% of total revenues for one customer, located in Germany for €2,998.

15.   RESEARCH AND DEVELOPMENT EXPENSES

        For the years ended June 30, 2003, 2002, and 2001, technological acquisitions of third party software costs included in research and development expenses were €781, and €0, and €0, respectively.

16.   RELATED PARTY TRANSACTIONS

        On February 8, 2001, the Company completed a Second Public Offering ("SPO"). Pursuant to which, certain of the Company's shareholders sold 3,562,500 shares of the Company (including 464,674 shares as over-allotment option) in a public offering on the Nouveau Marché of Euronext and on NASDAQ (in the form of American Depositary Shares). For the year ended June 30, 2002, the Company recorded €312 of income from administrative fees related to the services provided for the Secondary Public Offering.

        The Company sells licenses and services to ClariTeam. The Company's Chairman and CEO is a board director of ClariTeam and the Chairman and CEO along with other officers and investors of the Company are also significant shareholders of ClariTeam. For the years ended June 30, 2003, 2002 and 2001, the Company recognized revenues from sales to ClariTeam amounting to €52, €132 and €69, respectively. As of June 30, 2003 and 2002, the Company recorded €8 and €5 trade receivables from ClariTeam, respectively. As of June 30, 2003 and 2002, the Company recorded €0 and €15 trade payables to ClariTeam, respectively.

        Network Physics, a U.S.-based corporation, develops products within the network service management sector that has developed a network appliance to analyze and improve enterprise application performance across the Internet. During June 2003, the Company executed a reseller agreement with Network Physics so that the Company may purchase Network Physics appliances for resale to third parties.

        During May 2003, the Company signed an OEM agreement with Ecensity in order to embed their technology into certain software products. The Company's Chairman and CEO is a board director of Ecensity and the Chairman and CEO along with other officers and investors of the Company are also significant shareholders of Ecensity Corporation. For the year ended June 30, 2003, the Company incurred €9 of charges related to the OEM agreement. The Company had €0 trade payables with Ecensity as of June 30, 2003.

17.   RESTRUCTURING COSTS AND CONSULTING FEE

	Year ended June 30,
	2003	2002	2001
Reduction in its workforce	€1,514	€998	€—
Office rationalization	76	699	—
Consulting fee	—	680	—

Total restructuring costs and consulting fee	€1,590	€2,377	€0

        During the year ended June 30, 2003, the Company effected a reduction in its worldwide workforce of 30 employees and adopted an office rationalization plan to further consolidate and reduce the size of the Munich office. Costs associated with exiting facilities included estimated sublease losses, commissions and concessions, and other facility closing costs including rent expense while the office space was vacant.

        During the year ended June 30, 2002, the Company effected a reduction in its workforce of 30 employees and adopted an office rationalization plan. Costs associated with exiting facilities included estimated sublease losses, commissions and concessions, and other facility closing costs including rent expense while the office space was vacant.

        As of June 30, 2003 and 2002, unpaid amounts of €62 and €701 have been classified in other current liabilities in the accompanying consolidated balance sheet. Remaining cash expenditures relating to accrued restructuring costs will be substantially paid before the end of the first quarter of fiscal year 2004.

        During the year ended June 30, 2002, the Company appointed a leading management consultancy, to help assess our global strategy and positioning. During the year ended June 30, 2002, €800 of consulting fees were incurred of which €120 were included as part of the reduction in its workforce costs.

18.   VALUATION AND QUALIFYING ACCOUNTS

        The following table sets forth activity in the Company's accounts receivable reserve account:

	Balance at beginning of Year	Charges to income statement	Write-offs	Currency variation	Balance at End of Year
Fiscal year 2001	€145	€482	€—	€5	€632
Fiscal year 2002	€632	€305	€(330)	€(21)	€586
Fiscal year 2003	€586	€46	€(122)	€(50)	€460

19.   PERSONNEL COSTS

        For the years ended June 30, 2003, 2002, and 2001, total personnel costs (salaries, bonus and related social charges) amounted to €20,880, €24,140, and €21,229, respectively. For the years ended June 30, 2003, 2002, and 2001, the aggregate salary costs for the Company's executive management team and board directors amounted to €1,026 (11 persons), €889 (10 persons), and €1,062 (11 persons), respectively. As of June 30, 2003 and 2002, the Company's total headcount was 189 and 227 persons. As of June 30, 2003 and 2002, the Company had no loans or cash advances due from any of the executive management team or board directors.

20.   SUBSEQUENT EVENTS

Stock options grants

        On August 19, 2003, the Board of Directors granted to officers and employees of the Company stock options to subscribe for shares and to purchase shares, for up to 948,810 shares. Each stock option will give the right to subscribe for new shares or to purchase existing shares at the price of €2.15 per share.

        Stock options giving the right to subscribe for 653,630 shares were granted under the 1999 and 2000 Plans. 330,830 of these stock options were granted to seven employees with a modification to the Plan vesting period. The stock options shall vest by the earlier of 25% at the end of each quarter for which the Company will be break even ("adjusted net profit"), or under the terms of the 2000 Plan.

        Stock options giving the right to purchase 295,180 shares of treasury stock out of the 300,000 authorized by the general shareholders' meeting of December 5, 2002 were granted under the 2003 Plan. The terms and conditions of the 2003 Plan are the same as those of the 2001 Plan.

Restructuring

        During the first quarter of fiscal year 2004, the Company effected a reduction in its worldwide workforce and adopted an office rationalization plan in the United States and Germany. Costs associated with exiting facilities included estimated sublease losses, commissions and concessions, and other facility closing costs including rent expense while the office space is vacant. The restructuring costs and related loss on disposal and impairment of fixed assets should amount to approximately €3.0 million for the three months ended September 30, 2003.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOVISTA S.A.
Dated: October 23, 2003	By:	/s/ ALAIN TINGAUD Alain Tingaud Chairman and Chief Executive Officer

EXHIBITS INDEX

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of August 19, 2003)
4.1
License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
4.6	2003 Stock Option Plan (unofficial English translation)
8	Subsidiaries of the Registrant (see "Information on the Company—General Information Concerning the Share capital of the Company—Subsidiaries and Investments").
10.1	Consent of independent accountants
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*
Financial statement schedules are omitted because they are not applicable or because the information required