Form 20-F
period 2004-06-30
INFOVISTA SA
filed 2004-10-01
CIK 1117064

Use these links to rapidly review the document
TABLE OF CONTENTS
PART II

As filed with the Securities and Exchange Commission on October 1, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file no. 000-30838

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

Ordinary shares	18,950,920

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

☐  Item 17    ☒  Item 18

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
	3.1	Selected Financial Data
	3.2	Exchange Rate Information
	3.3	Risk Factors
ITEM 4.	INFORMATION ON THE COMPANY
	4.1	General Information
	4.2	General information concerning the Share Capital of the Company
	4.3	Business Overview
	4.4	Industry Background
	4.5	The InfoVista Solution
	4.6	Strategy
	4.7	Products
	4.8	Products in Development
	4.9	Services
	4.10	Geographical Breakdown of Revenues and Operating Results
	4.11	End-Users
	4.12	Sales and Marketing
	4.13	Strategic Relationships
	4.14	Competition
	4.15	Intellectual Property
	4.16	Insurance
	4.17	Communications
	4.18	Personnel
	4.19	Research and Development
	4.20	Facilities
	4.21	Legal Proceedings
	4.22	Seasonality
	4.23	Raw Materials
	4.24	Material Effect of Government Regulations
	4.25	Industrial and Environmental Risks
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	5.1	Overview
	5.2	Recent Developments
	5.3	Revenues
	5.4	Cost of Revenues
	5.5	Operating Expenses
	5.6	Period-to-Period Variability
	5.7	Results of Operations
	5.8	Liquidity and Capital Resources
	5.9	Critical Accounting Policies

	5.10	Transition to International Financial Reporting Standards (IFRS)
	5.11	Forward Looking Statements
	5.12	Off-balance Sheet Commitments
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	6.1	Board of Directors
	6.2	Executive Officers
	6.3	Corporate Governance
	6.4	(reserved)
	6.5	Compensation of Directors and Executive Officers (Mandataires Sociaux)
	6.6	Options and Warrants to Subscribe/Purchase our Securities
	6.7	Employees
	6.8	Share ownership
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	7.1	Major Shareholders as of September 10, 2004
	7.2	Significant Changes to Shareholdings Over the Last Three Fiscal Years
	7.3	Related Party Transactions
ITEM 8.	FINANCIAL INFORMATION
	8.1	Consolidated Statements and Other Financial Information
	8.2	Legal Proceedings
	8.3	Dividend Policy
	8.4	Significant Changes
ITEM 9.	THE OFFER AND LISTING
	9.1	Markets
	9.2	Price History of the Stock
	9.3	General
	9.4	The Nouveau Marché
ITEM 10.	ADDITIONAL INFORMATION
	10.1	Memorandum and Articles of Association
	10.2	Shareholders' Meetings and Voting Rights
	10.3	Financial Statements and Other Communications with Shareholders
	10.4	Dividends
	10.5	Changes in Share Capital
	10.6	Preemptive Subscription Rights
	10.7	Form, Holding and Transfer of Shares
	10.8	Liquidation Rights
	10.9	Requirements for Holdings Exceeding Certain Percentages
	10.10	Purchase of Our Own Shares
	10.11	Trading in Our Own Shares
	10.12	Ownership of Shares by Non-French Persons
	10.13	Material Contracts
	10.14	Exchange Controls
	10.15	Other
	10.16	French Taxation
	10.17	Taxation of U.S. Investors

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

        The table below sets forth selected consolidated financial data as of and for each of the five years ended June 30, 2004, 2003, 2002, 2001 and 2000. The data as of and for the years ended June 30, 2004, 2003, 2002, 2001 and 2000 are derived from our consolidated financial statements, which have been audited by our independent accountants, PricewaterhouseCoopers. The audited consolidated financial statements for the years ended June 30, 2004, 2003 and 2002 appear elsewhere in this report.

        All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). For your convenience, we have also presented United States of America ("U.S.") dollar amounts, calculated at the rate of U.S. $1.00 = €0.8142 (€1.00 = U.S. $1.2282), which was the noon buying rate on September 10, 2004.

	Year ended June 30
	2004	2004	2003	2002	2001	2000
	$	€	€	€	€	€
	(In thousands, except for share and per share data)
Consolidated Statement of Income and Comprehensive Income Data:
Revenues
License revenues	19,745	16,076	13,246	18,295	19,548	7,691
Service revenues	15,489	12,611	12,276	11,108	8,350	2,650

Total revenues	35,233	28,687	25,522	29,403	27,898	10,341
Cost of revenues (exclusive of non-cash compensation expense of $0, €0, €5, €83, €146, and €215 respectively)
Cost of licenses	836	681	914	954	882	216
Cost of services	7,028	5,722	6,215	6,159	6,132	2,540

Total cost of revenues	7,864	6,403	7,129	7,113	7,014	2,756

Gross profit	27,369	22,284	18,393	22,290	20,884	7,585
Operating expenses:
Selling and marketing expenses (exclusive of non-cash compensation expense of $54, €44, €24, €129, €309, and €361 respectively)	18,180	14,802	16,513	16,600	16,574	8,589
Research and development expenses (exclusive of non-cash compensation expense of $0, €0, €6, €51, €155, and €231 respectively)	7,469	6,081	7,036	7,183	4,640	1,952
General and administrative expenses (exclusive of non-cash compensation expense of $0, €0, €3, €54, €1,619, and €600 respectively)	5,338	4,346	5,167	6,980	7,629	3,184
Stock compensation expense	54	44	38	317	2,229	1,407
Restructuring costs and consulting fee	3,064	2,495	1,590	2,377	—	—
Write-off of goodwill	—	—	—	1,841	—	—
Amortization of goodwill and purchased intangibles assets	467	380	380	380	513	—

Total operating expenses	34,571	28,148	30,724	35,678	31,585	15,132

Operating loss	(7,202)	(5,864)	(12,331)	(13,388)	(10,701)	(7,547)

Other income	(106)	(86)	842	1,462	4,319	574

Loss before income taxes and minority interest	(7,308)	(5,950)	(11,489)	(11,926)	(6,382)	(6,973)
Income tax (expense) benefit	(312)	(254)	(36)	(12)	(2)	—
Minority interest	—	—	—	34	68	17

Net loss	(7,620)	(6,204)	(11,525)	(11,904)	(6,316)	(6,956)
Other comprehensive (loss) gain, net of tax:
Foreign currency translation adjustments	(120)	(98)	(370)	(164)	297	(615)
Unrealized losses on available for sales securities	66	54	337	(487)	—	—

Comprehensive loss	(7,674)	(6,248)	(11,558)	(12,555)	(6,019)	(7,571)

Basic and diluted loss per share	(0.43)	(0.35)	(0.61)	(0.60)	(0.34)	(0.89)
Basic and diluted weighted average shares outstanding	17,778,929	17,778,929	18,843,308	19,733,253	18,851,731	7,772,868
Other Financial Data:
Purchase of fixed assets	(598)	(487)	(702)	(1,550)	(4,081)	(788)
Net cash used by operating activities	(7,944)	(6,468)	(7,513)	(5,270)	(1,604)	(7,778)
Depreciation and amortization	2,031	1,654	1,839	1,832	1,525	222

	As of June 30,
	2004	2004	2003	2002	2001	2000
	$	€	€	€	€	€
	(In thousands, except for share and per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	32,881	26,772	37,900	50,226	62,904	2,950
Working capital (current assets less current liabilities)	38,020	30,956	39,681	53,150	62,775	4,649
Fixed assets, net	3,008	2,449	3,549	4,441	4,758	1,156
Total assets	60,001	48,853	58,433	73,530	85,000	20,146
Total current liabilities	15,335	12,486	11,944	12,851	11,983	13,421
Total non-current liabilities	139	113	71	61	448	668
Shareholders' equity	44,527	36,254	46,418	60,618	72,569	6,004
Capital stock(1)	116,931	95,215	94,869	96,495	96,252	24,560

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

        For your convenience, this report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of $1.00 = €0.8142, the noon buying rate in euros on September 10, 2004. The noon buying rate is the exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate.

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

	Period end rate	Average rate(1)	High	Low
euro/U.S. dollar
September 2004 (through September 10, 2004)	1.22	1.21	1.22	1.20
August 2004	1.21	1.22	1.24	1.20
July 2004	1.22	1.23	1.24	1.20
Year ended June 30,
euro/U.S. dollar
2004	1.22	1.19	1.29	1.08
2003	1.14	1.05	1.19	0.96
2002	1.00	1.12	1.19	1.00
2001	1.18	1.12	1.21	1.05
2000	1.05	1.01	1.12	0.92

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

We have incurred losses, we may continue to incur losses and we cannot guarantee that we will achieve profitability

        Since we began our current activities in 1995, we have experienced operating losses in each quarter. We had net losses of €6.2 million, €11.5 million, and €11.9 million for the years ended June 30, 2004, 2003 and 2002, respectively. As of June 30, 2004, cumulative losses amounted to €52.3 million.

        Our current business plan targets profitability in fiscal year 2006, although we may experience one or more profitable quarters during fiscal year 2005. We cannot guarantee that we shall attain this target of profitability and if we do achieve it, we may not be able to sustain or increase profitability in the future. In particular, our ability to attain this target would be harmed if the current economic downturn deepens or in certain acquisition scenarios, as discussed in the risk factor "Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position". We expect our operating expenses to moderately increase; therefore, to achieve and maintain profitability, we shall have to increase revenues. We cannot assure you that our revenues will increase in the future. If we do not increase revenues, we could experience increased losses and our operating results could be seriously harmed. We are also subject to legal limitations on our use of net operating loss carry forwards for tax purposes.

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

        If our quarterly revenues and operating results fail to meet or exceed the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Operating results vary depending on a number of factors, many of which are outside our control, including:

  •
  demand for our products and services;

  •
  the timing of the sales of our products and services;

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

  •
  ability to attract and retain strategic partners;

  •
  ability to attract, retain and motivate qualified personnel; and

  •
  changes in the general economic and political conditions.

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

        As we tend to focus on larger business accounts, the average size of individual client orders is significant compared to our revenues. As a result, a delay in receiving an order, even from a single account, could have a significant negative impact on our quarterly operating results. Finally, because of the structure of our sales incentives and our clients' budgeting procedures, we typically realize a significant portion of software license revenues in the last month of a quarter, frequently in the last weeks or even days of the quarter. Software license revenues in any quarter are difficult to forecast because they are substantially dependent on orders booked and shipped in that quarter. A delay in an anticipated sale past the end of a particular quarter could therefore negatively impact our operating results for that quarter.

Because we rely on the InfoVista product line and related services for the majority of our revenues today, our failure to commercialize them successfully or to offer other products could weaken our competitive position and adversely affect our results of operations

        We currently derive the majority of our revenues from licensing fees and services related to our InfoVista product family, which includes the VistaFoundation, four pre-packaged solutions and related optional add-on products. As we acquire companies or businesses, we shall have additional products in our range. We expect that revenues from our product line and related services will continue to account for a substantial part of our revenues for the foreseeable future.

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

Our markets are highly competitive and we may not be able to compete effectively

        Our software is designed for use in the rapidly evolving and highly competitive Service Level Management ("SLM") market, where competition is intense. Our failure to maintain and enhance our competitive position could seriously harm our ability to license our products and sell our services and, therefore, our operating results. Our primary source of competition comes from suppliers of comparable products. For sources of actual or potential competition please see "Item 4.14. Competition".

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

Our failure to attract new clients and gain new opportunities within different divisions of existing clients could cause our revenues to decline

        We need to attract new clients and gain new opportunities within new divisions of existing clients or our revenues could decline. We intend to continue to develop our market share with our core telecommunications and service provider clients and to use the expertise that we have developed with these clients to develop additional market share with other Information Technology ("IT")-intensive organizations. In addition, we need to leverage our existing client base to seek opportunities within new divisions of large telecommunication and service provider clients.

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

Our failure to obtain additional large clients or significant opportunities within existing large clients could cause our revenues to decline

        For the years ended June 30, 2004, 2003 and 2002, our five largest clients accounted for approximately 26.8%, 22.9% and 26.3%, respectively, of our total revenues and our ten largest clients accounted for approximately 40.5%, 34.8% and 38.1%, respectively, of our total revenues. We anticipate that revenues from large contracts with a small number of clients will continue to be an important part of our operating results in any given period.

        We expect that the composition of that small group of clients will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large clients or additional significant opportunities within existing large clients on an ongoing basis. Our failure to enter into a sufficient number of large contracts during a particular period could harm our operating results.

Because our revenues depend on service providers, including telecommunications companies, adverse trends in these clients' markets could have a material adverse effect on our results of operations

        For the year ended June 30, 2004, we generated approximately 66.0% of our total revenue from end-users in the service provider industry, which includes telecommunications companies, Internet Service Providers ("ISPs"), Application Service Providers ("ASPs") Management Service Providers ("MSP") and other outsourcers of IT services. A significant portion of our revenues is expected to continue to be attributable to sales of products to service provider clients. Our future performance depends significantly upon the service provider market. In particular, if the willingness of the service provider sector to use our solutions for internal purposes or to incorporate our solutions into their product or service offerings decreased, our business would be harmed.

        Accordingly, if the economic downturn continues to affect this market into the foreseeable future, it could have harmful effects on our business, operating results and financial condition. It could also affect our ability to collect payments due from clients. The actual or potential insolvency of any of our service provider clients could cause us to recognize provisions for doubtful accounts or defer additional revenues on new sales. Any of these events could have a material adverse effect on our business, operating results and financial condition.

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

        Our products are complex and technical, and new products and product enhancements may require long development periods. We may not be able to develop new products or enhance or modify our existing products or may experience delays in new product releases in the future.

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

Our products have a long and variable sales cycle making it difficult to determine if and when a sale will occur

        Our products have a long and variable sales cycle, which is typically between four and nine months in duration. The reasons for the long sales cycle include the following:

  •
  client purchase decisions often require lengthy budgeting, approval and competitive evaluation processes that accompany significant capital expenditures for technical products such as ours;

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

Our failure to adequately protect our intellectual property could harm our competitive market position

        Our success depends upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Our failure to protect our technology adequately may lead to the development of similar technology by third parties and reduce our software license revenues. We have three French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The second is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. These two French patents expire on January 29, 2017. Both of the patents have received extensions in the U.S., with two U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. The third patent is for an indirect addressing method and system for locating a target element in a communication network. This French patent expires on December 7, 2021, and we also have extensions pending in Europe and in the U.S. We have registered the trademark "InfoVista" in a number of countries, including Europe (as a Community Trademark) and the U.S., and have trademark applications pending in a number of other jurisdictions.

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

Our inability to maintain and establish new relationships with strategic partners and other indirect sales relationships could cause our revenues to decline

        Our sales strategy requires that we establish and develop long-term relationships through indirect sales channels. Our indirect sales channels include systems integrators who offer IT integration and project management services to their customers and provide our products as a part of a broader solution; original equipment manufacturers ("OEMs"), who incorporate our products into their own products; and technology consultants who are typically providing wide ranging consulting services to their clients and refer those clients either directly to us or to one of our systems integrators for the supply of products and/or services. We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing. We intend to continue to develop new relationships with indirect resellers and strategic marketing partners. Our success will depend in large part on our ability to develop and maintain these additional relationships and on the performance and success of these third parties. We may not be able to further develop and fully benefit from our existing relationships. In addition, we have established these relationships recently, and we cannot predict the extent to which our indirect channels will be successful in marketing our products or the degree to which we will be able to develop compatible products or successful joint market programs.

        If we are unable to establish and/or maintain these new relationships, our future sales volume may decline. Our current agreements with our strategic marketing partners and indirect channels do not prevent them from selling products of other companies, including products that may compete with our products. These strategic marketing partners and indirect channels could give higher priority to another company's software or to their own products than they give to ours. In addition, we generally sell our products to our indirect channels at a higher discount than direct sales. As a result, an increase in sales through indirect channels would reduce our net revenues.

Our inability to hire and retain research and development engineers, sales persons and qualified service personnel would limit our revenue growth

        We believe that research and development is at the core of our business. We need engineers to develop the programs that address our customers' needs. Our engineers must not only develop new products, but also upgrade existing products and solve any problems that may arise with our software. There is intense competition for qualified personnel in the software industry and there are relatively few people with the highly specialized technical training and experience that we require. Our inability to hire engineers may delay the development, launch and update of our products. These types of delays could harm our reputation and revenues.

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

Our inability to hire and retain key personnel would slow our growth

        Our business is dependent on our ability to hire, retain and motivate highly qualified senior management and other key personnel. Our performance is substantially dependent on the performance of key technical and senior management personnel. We do not maintain key life insurance policies on any of our employees. Qualified individuals are in high demand and we may not be able to attract the personnel we need. The loss of the services of any member of our senior management or our inability to attract qualified additional personnel could harm our business.

We will be increasingly susceptible to risks associated with our international operations, which could harm our operating results

        Our international expansion will subject us to a variety of risks, including:

  •
  currency exchange rate fluctuations;

  •
  increases in rates of inflation;

  •
  tariffs, duties, export controls and other trade barriers;

  •
  government ownership or regulation of certain economies;

  •
  longer accounts receivable payment cycles and difficulties in collecting accounts receivables;

  •
  even lengthier sales cycles and increased selling expenses, including travel;

  •
  difficulties and costs of staffing and managing foreign operations;

  •
  reduced protection for, or our inability to secure and enforce, intellectual property rights in some countries;

  •
  increased costs to defend our intellectual property rights;

  •
  potentially adverse tax consequences;

  •
  the burdens of complying with a wide variety of ever changing foreign laws and regulations; and

  •
  political and economic instability.

        Any of these factors could harm our operating results. In addition, it is possible that the relevant tax authorities may review our prior and future intra-group arrangements, which may adversely impact the tax treatment of our income for those periods. In the future, our international revenues may be increasingly denominated in local currencies. Because we do not have a hedging program, we are vulnerable to adverse fluctuations in foreign currency, which may reduce revenues from outside the euro zone.

Our business may be harmed by incidents and consequences of acts of domestic and international terrorism, war and revolutions

        Certain incidents and acts of terrorism, war and revolutions could have a material adverse effect on our business, operating results and financial condition. For example, the unstable political environment that preceded the war between the U.S. and Iraq in February 2003 had a negative impact on us. Capital investment decisions of certain clients were frozen temporarily during that period.

        Any future similar events or domestic or international conflict, terrorism, war or revolution may have further adverse consequences for our business.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position

        In order to remain competitive, we may acquire additional businesses, products or technologies. We are pursuing and will continue to pursue potential acquisition projects in upcoming months. Regarding such acquisition candidates, we may not be successful in negotiating the terms of an acquisition, financing an acquisition or effectively integrating an acquired business, product or technology into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will divert a significant portion of management's time and resources.

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

We are incurring compensation and other costs relating to our stock option plans and warrants, which adversely affects our margins and our results of operations and may increase our tax liability

        We have granted stock options to our employees on various occasions. Under U.S. GAAP, some of these grants, issues or sales are treated as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately €0.4 million in stock compensation expense for years ended June 30, 2004, 2003 and 2002. We do not expect significant costs associated with these plans for the fiscal year 2005. During the past year, the U.S. GAAP accounting regulatory bodies have discussed proposed modifications to the current accounting rules on stock compensation. Any such modifications could adversely affect our results of operations and financial condition.

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

3.3.3    Other Risks

The price of our shares and ADSs is highly volatile and could decline significantly

        The price of our shares and ADSs has been highly volatile since our listing on the Nouveau Marché of Euronext Paris and Nasdaq on July 7, 2000. For example, between our initial public offering and the date of this report, the price of our shares on the Nouveau Marché has fluctuated between €1.15 on July 11, 2002 and €57.00 on October 24, 2000. On September 10, 2004, the price of our shares on the Nouveau Marché was €3.75. See "Item 9. The Offer and Listing Price History of the Stock" for historical pricing data on our shares and ADSs. The stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology and computer software companies. As a result, shareholders may experience a material decline in the market price of our shares, regardless of our operating performance. Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

  •
  the difference between results announced by us and forecasts (published or unpublished) by analysts;

  •
  the announcement of the results of competitors and other technology companies;

  •
  important contracts, mergers, acquisitions, strategic partnerships or participations involving our competitors or us;

  •
  a modification in analyst forecasts or their investment recommendations regarding us;

  •
  the announcement of SLM or other technological innovations; and

  •
  fluctuations in our operating results.

        In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. In the future, we may become involved in this type of litigation, which is often expensive and diverts management's attention and resources.

        In order to stabilize our share price and in accordance with French regulations, we have recently implemented a series of successive share buy-back programs, the most recent of which was approved at the December 15, 2003 general shareholders' meeting. See "Item 10.10. Purchase of Our Own Shares"

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/euro exchange rate

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

Certain shareholders may not be able to exercise preemptive rights for shares underlying their ADSs

        Under French law, shareholders have preemptive rights ("droits préférentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general shareholders' meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Nouveau Marché. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements there under is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as the depositary, will, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares

        Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

  •
  In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period;

  •
  In order to vote at general shareholders' meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a general shareholders' meeting into a blocked account established for that purpose by the depositary. Any ADSs transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the general shareholders' meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all;

  •
  ADS holders may not receive copies of all reports from the depositary or us. They may have to go to the depositary's offices to inspect any reports issued; and

  •
  The depositary and we may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.

The value of the shares that we hold may fluctuate

        As of June 30, 2004, we held shares in Network Physics and also treasury stock that had a historical cost of €1.0 million and €5.3 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of future value of Network Physics. The treasury stock is recorded at historical cost. The value of those shares is subject to fluctuation, which could adversely affect our operating results and financial conditions. To date, we have not engaged in any hedging of these shares.

Passive Foreign Investment Company Status under the U.S. Internal Revenue Code

        We believe we were classified as a passive foreign investment company (a "PFIC") for the year ended June 30, 2004. If you are a U.S. shareholder of our shares or ADSs, the PFIC rules generally subject you to potential adverse U.S. tax consequences, including:

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

ITEM 4.    INFORMATION ON THE COMPANY

4.1    GENERAL INFORMATION

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

4.1.4    Corporate Purpose

        Our corporate purpose, in France as well as internationally, is the following:

  •
  the research, study, design, development and production of software;

  •
  sale, distribution, maintenance, training, and consulting, regarding all equipment, software or services as concerns computing, automatic or automation processes, industrial and office automation, or telecommunication structures for companies or institutions, public or private, whatever their area of business; and

  •
  generally, all industrial, commercial, stock, property, and financial operations that may have a direct or indirect effect on the defined purposes or contribute to their development.

        Our corporate purpose is also found in Article 2 of our statuts (by-laws).

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

        Since June 30, 2000, our principal investment or capital expenditures have consisted of the €6.0 million purchase of a marketable security, KLEBER 2006 in January 2002, €3.2 million acquisition of TISS in December 2000, €1.8 million purchase of licensed technology in connection with an agreement entered into with eXcelon Corporation in August 2000, €1.0 million purchase of Network Physics shares during the year ended June 30, 2003, as well as expenditures relating to office and computer equipment. There are no additional major capital expenditures and divestitures currently in progress. All capital expenditures and investments have been financed with stockholders' equity.

        There has been no indication of any public takeover offer by any third party in respect of our shares, or by us in respect to other companies' shares, which have occurred during the last and current fiscal years.

4.2    GENERAL INFORMATION CONCERNING THE SHARE CAPITAL OF THE COMPANY

4.2.1    Subsidiaries and unconsolidated investments as of September 10, 2004

        InfoVista S.A. is the primary office for our operations where the majority of research and development activities are performed. Our senior executives are located at InfoVista SA's primary office in Les Ulis France or InfoVista Corp, our U.S. subsidiary, whose primary office is in Herndon, Virginia, USA. All of our subsidiaries are financed by InfoVista S.A, the parent company. In accordance with proper accounting practice, Network Physics is not consolidated in our financial results and position. We address the local markets for sale and support of our software and services. Worldwide marketing activities are primarily managed from our U.S. subsidiary with some local presence in other various entities. Executive officers of InfoVista S.A. are also officers of certain subsidiaries. The costs related to services rendered amongst InfoVista S.A. and each subsidiary are allocated based upon their respective annual revenues.

        InfoVista S.A. owns the majority of our intellectual property rights and trademarks and renders maintenance services on behalf of its subsidiaries. Royalties and services invoiced to subsidiaries for the sale of software licenses and maintenance services amounted to €13.5 million and €11.6 million for the years ended June 30, 2004 and 2003 respectively.

4.2.2    Share capital as of September 10, 2004

        Number of ordinary shares issued: 19,007,170, all of which are fully paid up.

        Nominal value of each ordinary share: €0.54

        Issued Share Capital: €10,263,871.80

4.3    BUSINESS OVERVIEW

        Our company was founded in 1995, when Alain Tingaud, our current Chairman of the board, along with other private investors, acquired a software service company. Since then, our company has been transformed into a software developer of technologically advanced SLM performance reporting solutions. This technology forms the basis of our products and has been developed by a research and development team that remains based in France. In May 1997, we began generating sales primarily in Europe from earlier versions of our products. As a result, we commenced related service activities: consulting, training and customer support services.

        In 1997, we commenced commercial activities in the U.S. with the opening of our first subsidiary, InfoVista Corp, which is the headquarters for our Americas region, one of our three major regions. Subsequently, in 1999, we expanded our commercial activities in Germany and the U.K. In 2000, we expanded further into the Asia-Pacific region with the opening of InfoVista (Asia-Pacific) Pte Ltd in Singapore. In December 2000, we acquired TISS Intra GmbH in Germany to expand our commercial activities in Central and Eastern Europe and acquired the rights to certain functionalities of their portal technology. In 2001, TISS Intra GmbH was merged with InfoVista GmbH. Lastly, we completed our commercial activities expansion in 2001 with the opening of InfoVista BNL and InfoVista IBE in Europe.

        We consider ourselves to be a leading global provider of Business Technology Intelligence ("BTI") software solutions. We empower global 2000 companies to optimize their IT infrastructure for delivery of best-in-class business services at the lowest cost. Our approach to BTI incorporates context-sensitive, pre-packaged solutions designed to generate breakthrough improvements in service quality and IT efficiency. Our software collects and analyzes performance indicators from thousands of IT assets in real time, then transforms these technology metrics into business-relevant, insightful and actionable information. Integrated views of actionable information spanning traditional silos are presented through unified, dynamic dashboards. This information enables decision makers at every level to continuously align IT services with business priorities. Our fully personalized and interactive portal provides visibility into real-time and historical information essential to optimize the end-to-end service experience of the user and the underlying technology assets. We generate revenues in the form of licensing fees on our products and in the form of service fees from our professional services, customer support and training.

        Our solutions target the network performance management and service management segments for both service providers and enterprise customers. In addition, our solutions address our customers' needs ranging from real-time network and system performance analysis to network troubleshooting, capacity planning, customer-facing performance reporting and SLM. Our technology approach is based on partnering with customers and strategic partners to drive industry-leading innovations in our software.

        About 80% of the world's largest service providers as ranked by Fortune® in December 2002 have selected our software to maximize the value of their business technology assets. In December 2002, we were ranked number one in the Deloitte & Touche Technology Fast 50 2002 Program in France, which lists

French technological companies with the highest growth of revenue between 1998 and 2001. In December 2002, we also received a special award from Euronext for the period.

        Our clients use our solutions for performance and service management across several different functional roles and multiple technology areas.

        The functional capability areas addressed by our solutions include:

  •
  Capacity Planning to determine future network capacity requirements. For example, Czech Telekom uses our solutions to manage and optimize its network. Our solutions collect, aggregate and transform key historical utilization data into actionable information that enables Czech Telekom to anticipate future infrastructure requirements and avoid service degradations so that end users are not adversely affected. Another customer, Iron Mountain, an information management services company, uses our software to associate infrastructure performance trend analysis with business data to take advantage of opportunities for quantity discounts and avoid high-cost crisis purchases.

  •
  Service Level Management to ensure that internal or outsourced IT services support business critical operations. For example, Banque Fédérale des Banques Populaires uses our solutions to track data communication service levels delivered by their telecommunications provider. Service provider customers like EasyNet, a Broadband services and business ISP, use our solutions to support and provide visibility into guaranteed service levels via highly differentiated and rich, customer-facing web portals.

  •
  Problem Resolution to accelerate the workflow for analyzing, prioritizing, and resolving infrastructure problems proactively, before service impact. For example, Telindus uses our solutions to anticipate potential performance problems and service level violations. Our solutions identify problematic trends by comparing current IT infrastructure health with historical baselines and automatically generate real-time alarms that predict impending network performance issues. In this way, problems can be rapidly identified and resolved so that network down time can be prevented.

  •
  Performance Troubleshooting to determine the cause of network performance and service level problems. For example, Transaction Network Services (TNS) uses our solutions to locate network problems with precision, resolve them in the shortest possible time and report accurate measurements of service quality of their networks to customers.

        The technology areas addressed by our solutions include Internet Protocol Virtual Private Network ("IP VPN"), IP Telephony, Core networks including Multiple Protocol Layer Services ("MPLS"), Asynchronous Transfer Mode ("ATM"), Frame Relay, Local Area Network ("LAN") and Wide Area Network ("WAN") technologies, systems including servers infrastructure and applications and middleware. Some customer examples of our successes in these technology areas are as follows:

  •
  Cable & Wireless uses our solutions to continuously optimize the state of their MPLS-based IP VPN service. Our solutions provide real-time monitoring and dynamic threshold analysis to manage Cable & Wireless' MPLS backbone, and also monitor Quality of Service ("QoS"), and other key VPN traffic measures, to optimize performance by customer:

  •
  One of the world's largest U.S. based providers of IP Telephony services has chosen our solutions as the standard platform for performance management. Our solutions are used in managing large scale, end-to-end IP Telephony services spanning across applications, systems infrastructure and the underlying core MPLS backbone.; and

  •
  Banque Populaire Natexis uses our solutions to manage and consolidate their server infrastructure in order to drive down costs and improve operational efficiency and service levels of their servers. Our solutions provide them visibility into both real time and historical server performance and actionable information aligned with their business objectives.

        Our telecommunications and MSP clients include AAPT (part of Telecom New Zealand Group), Bell South International, Brazil Telecom, British Telecom, Cable & Wireless, Chung Hwa Telecom, Cingular Wireless, ComTel, Deutsche Telekom, France Télécom, infonet, LambdaNet, Nippon Telegraph and Telephone, SingTel, Telefonica, Telewest and Wanadoo. Enterprise clients include ABN Amro, AXA, Banques Populaires, BNP Paribas, BASF, Deloitte & Touche, Wachovia Bank, Graybar, Hoffmann-La-Roche, Motorola, Pfizer, Royal Bank of Scotland and Shell.

        We sell our products and solutions through a complementary direct/indirect model that includes a direct sales force, indirect sales channels and key strategic alliances. We have more than 35 solution partners in over 30 countries already participating in our programs. Channel partners include:

  •
  Influencers—These partners recommend our software solutions in an independent capacity to Tier-1 and Tier-2 service providers and/or large enterprises. This category spans the gamut from global system integrator to regional consulting firm. They propose and promote a portfolio of services that leverage the benefits of our software and enable them to differentiate and maximize the time-to-value of their own services. They have selected us as their preferred partner to address performance management and SLM market requirements. Some of our influencer partners include network equipment vendors and independent software vendors that strive to provide more pre-integrated functionality out of the box and recognize that performance reporting is a critical component of a comprehensive Operational Support System ("OSS") or Business Service Management ("BSM") solution;

  •
  Resellers—These business partners not only deliver high value-added consulting, integration and customization services around our solutions but sell our software solutions as well. Resellers may also provide first level support if they meet specific criteria; and

  •
  OEM partners—These partners embed our technology and software into their own products. OEM partners privately license our software as part of their overall product suites, ensuring that their customers can manage even the most complex network operations and contracts between service providers and consumers of those services. We work closely with our OEM partners to best integrate our solutions with theirs.

        Our partners help us achieve greater distribution coverage and expand business opportunities in their respective region of operations. They tend to reduce our sales cycle due to their existing customer relationships and their authoritative ability to recommend and persuade customers to consider our solutions. Last but not least they play a critical role in delivering critical services to our joint customers including solution design and implementation.

        Conversely, our partners benefit from our programs that aim to empower them with our solutions to win new business opportunities and deliver services. Some of the benefits delivered under our partner programs include:

  •
  Marketing and Sales Support—evaluation software, product information, partner events, lead generation;

  •
  Education—Sales and technical education, with technical certification at multiple levels;

  •
  Professional Services—Service packs for solution implementation, core team, mentoring; and

  •
  Technical Support

        We are continually seeking ways to upgrade and enrich our programs. During fiscal year 2004, we delineated a new alliance strategy to pursue global system integrators, specialty and regional players, hardware vendors and independent software vendors with an international team of dedicated business development individuals. We strengthened our relationships with Accenture Communication and High Tech ("C&HT") division and International Network Services Inc. ("INS") in the U.S., signed a worldwide referral agreement with Nortel Networks and worked very closely with Juniper Networks on a number of opportunities which have culminated with the signature of the multi-million dollar contract with the Defense Information Systems Agency ("DISA").

        In addition to the above alliance partners, we continue to work with other technology vendors to jointly develop and co-market performance management and SLM solutions. Representative technology partners include Cisco, Ericsson, Motorola, Packeteer, Atrica, Ipanema, Smarts and Micromuse.

4.4    INDUSTRY BACKGROUND

        We market our solutions to both service providers and enterprises Below is a description of the current environment for purchasing network performance and service management solutions in each market.

Service Provider Market

        The continued convergence around IP-based networks, enabling the delivery of multiple services over a shared bandwidth is setting new challenges for performance reporting and service management. This convergence is driving the need for increased network productivity, management of differentiated levels of QoS, increased competitive fervor and the search for newer revenue streams among service providers.

  •
  Productivity—To ensure productivity in delivering and managing a complex host of interdependent services, service providers are having to better integrate disparate network performance reporting and service management systems. This enables them to gain a better understanding of increasingly complex services as well as aligning knowledge requirements and staff expertise. Increased productivity demands and accompanying cost efficiencies are therefore driving service providers to consolidate their management systems into fewer numbers.

  •
  Quality of Service—With the broad adoption of MPLS based converged networks that enable higher level services like IP VPN, IP Telephony and Video over IP to be delivered over the same network connection, measurement, monitoring and assurance of QoS parameters have assumed critical importance. Moreover, as traditional services (e.g. telephony and conferencing) are increasingly deployed over IP networks, service providers must meet the higher standards that customers traditionally expect from these IT services. Providing business customers tangible evidence of the health and performance of these IT services is key to winning their confidence and their loyalty. Such customer-facing web portals are therefore critical to competitive differentiation of IT service offerings and provide opportunities for new revenue streams based on the premium levels of QoS-oriented network performance management reporting.

  •
  Competition—The convergence of services around "triple play" (ie voice, data and video) for both business and consumer segments is motivating many different types of service providers to offer competing IT services. These include traditional telecommunications companies, carriers, cable service providers and others. The increase in competition and overlap of offerings in the IT services continuum is demanding higher differentiation in competitive offerings, lower time to market for new services and reduction in total cost of operations.

  •
  Outsourcing—The search for new revenue streams and the developing trends in enterprises to farm out traditional IT tasks is fueling the growth of outsourcing services. That brings with it increased challenges of delivering the right quality of service and the need for ensuring improved visibility of the health and value attainment of those IT services.

        The broad market trends and rapid pace of change make it imperative that different types of management systems including network performance and service management, fault and event management, policy management, security, provisioning, billing and mediation provide sufficient capabilities for integration to help service providers attain their business objectives.

Enterprise Market

        Enterprise businesses today continue to focus on the bottom line when evaluating IT infrastructure options. While according to industry analysts, discernible improvements in external economic conditions and technology replacement needs are expected to fuel moderate single digit growth in IT infrastructure investments in 2004 and 2005, corporate decisions continue to be driven by business impact and Return on Investment ("ROI") goals.

        The need for improved ROI is a key driver in the increasing rounds of consolidation of IT infrastructure assets to reduce both ongoing operational costs and future capital investments. This includes consolidations of physical assets like data center locations and associated systems and network infrastructure, as well as finding ways to increase utilization of existing investments. Consequently, IT groups need better and more business relevant justification to support new purchases of software and computer equipment.

        The performance of internal IT groups is also being increasingly benchmarked on both cost and service delivery against best practices of external service providers and outsourcers. While IT's role as a strategic asset continues to rise in situations where it is the medium of service delivery for external customers (e.g. in online financial services), in other situations, IT continues to be a business enabler rather than a business driver. Hence, mainstream enterprises are increasingly becoming comfortable to consider outsourcing both traditional IT services as well as the business processes they support, to external providers.

        However, regardless of the ownership of service delivery, whether internal or external, better identification and linkage of IT infrastructure to supporting business services is of critical importance. Enterprises are realizing that top down service management driven by business needs is the only way to improve productivity, lower costs and increase the business relevancy of IT operations.

        Network and server performance reporting and service management systems have to adjust to this new perspective of IT management and make it easier for both business and technical stakeholders to take business prioritized decisions and maintain ongoing visibility of the business to IT linkages.

The InfoVista Value Proposition

        Our software is designed to meet the emerging network and server performance reporting and service management requirements of organizations worldwide. We recognize that the value of an organization's IT infrastructure is more than the sum of its underlying assets; it is a function of the services delivered by that IT infrastructure. The focus on service quality is driving infrastructure managers to measure performance along a service value chain. This paradigm requires rich, real-time visibility across IT infrastructure management functions, as well as deep visibility into each layer—network, system, and application. In today's internetworked world, real-time visibility into IT infrastructure performance for both internal and external customers is a strategic necessity.

        Many global businesses have already made significant investments in technology and online infrastructure in recent years. Further purchases that help to optimize their IT assets must therefore demonstrate a significant ROI in terms of impact on revenue, business processes, transactions and associated cost reductions.

        Our solutions for network and server performance and service management reporting create substantial returns on the purchase investment of our solutions. Customers will generally realize immediate savings on IT infrastructure care, maintenance and growth.

        Fundamental savings are found in the mainstream of network and server performance management ROI. These include the clear benefits of managing network, system and application uptime by troubleshooting problems before help desk calls are made and by reducing the time to correct problems.

Down time, and the effort required to correct, equates to costs. This affects all of our clients to varying degrees.

        Effective management of service levels using our solutions enables both cost savings and new revenue opportunities. The verification and visibility of network service level performance can ensure best use of IT services purchased or can ensure the best delivery of IT services depending upon whether our customer is a consumer or provider of IT services. While improved network service assurance can prevent lost revenue caused by failure to meet network service level commitments, business consumers are willing to pay for higher levels of network performance visibility of critical outsourced IT services.

        Finally, we help system and network architects to visualize the growth of their IT infrastructure in line with business demands. With a clear understanding of the current and future capacity of their systems, degraded network performance due to overloaded components will be managed more effectively. Moreover, appropriate new equipment and system upgrades can be enforced using information from our solutions, preventing unnecessary expenditures on new equipment and software.

        In summary, we enable service providers and large enterprises that view their global IT infrastructures as strategic assets to:

  •
  Deliver new IT infrastructure-based services around existing and new technology developments that generate additional revenue streams;

  •
  Maximize return on capital investment by fully leveraging current IT infrastructure assets;

  •
  Optimize the operational expense for managing the underlying IT infrastructure and the IT services delivered by the IT infrastructure;

  •
  Support high levels of customer satisfaction by enabling meaningful IT service management programs; and

  •
  Align IT infrastructure performance with business operations

4.5    THE INFOVISTA SOLUTION

        Our software enables service providers and consumers of IT to manage and optimize their technology-dependent service offerings through web portal-based performance management solutions. They are built on a proven software architecture that collects and analyzes network and server performance information from thousands of IT assets in real time. We transform these technology metrics into business-relevant, insightful and actionable information across traditional silos through dynamic dashboards.

        Our software is based on a multi-tier architecture that is uniquely capable of supporting the most challenging network performance management requirements. It collects data from large and complex business technology infrastructures; performs real time analytics; consolidates business and technology service metrics; automates discovery, inventory and configuration management; and presents business-relevant IT service performance information.

        This architecture supports a range of powerful solutions that provide service level views of the performance of connections and components throughout the entire networked infrastructure, enabling IT managers to detect, isolate and resolve network service level problems. Our products can also be easily integrated with other management systems to leverage existing tools and processes, in order to resolve network service level issues. The flexibility, scalability and openness of our products provide an efficient environment to give any IT decision maker the necessary visibility to leverage IT infrastructure to competitive advantage.

        Our solutions are optimized for the increasing challenges of managing IT infrastructure performance in a dynamic, service-centric business environment. Our solutions offer the following technical differentiators:

  •
  Powerful, Real-Time and Historical Analysis: Our software can be run continuously as an early warning system to identify and report on IT infrastructure performance on a real-time basis and also perform historical reporting to identify long-term trends. Most of our competitors' products either provide real-time reporting or historical reporting, but not a seamless integration of both. Our software computes complex algorithms and distributes the resulting reports and notifications in real-time. Our real-time reporting feature can trigger alarms based on exceeding static levels, or dynamically, when departing substantially from past performance. This allows customers to proactively detect degradations in network performance and accelerate problem resolution workflow. They can drill down from aggregated information into real-time, atomic level data and correct network problems before end-user productivity is affected. Our historical reporting capabilities also facilitate network capacity planning and trend analysis and provide input to permit managers to set and enforce IT policy;

  •
  Visualization: Companies in our target market segments, especially service providers, require the ability to customize the presentation and reporting of network performance and management data based on their customer requirements. This capability provides many of our customers with a competitive advantage. Our software provides an interactive web portal that enables delivery of highly personalized network performance reports and console views. Customers can incorporate multiple display components including reports, service level notifications, real-time graphs and links to web sites all in a single pane of glass. Our web portal can be customized and configured to meet corporate standards, support customer-branding requirements and address the needs of individual users and groups of users. Viewing data in a business context is also important to our customers. Our software can import data from business systems and applications and chart that data alongside IT performance data, on a single report, allowing correlation of business metrics to IT performance. In addition, our software can apply multiple business properties to any IT resource so that sorting and categorizing of IT resources can be automatically performed. When IT-related problems occur, help desk or operations personnel can navigate through notifications within business-contextual groupings, revealing which locations, groups of users, business units or services are affected by IT performance problems, determining which problems to address first;

  •
  Adaptability: Our software possesses the native ability to collect data from any source in a multi-vendor, multi-technology environment. Our software can be quickly tailored on-site for each client's IT infrastructure including most standard or proprietary IT elements. Since our clients' IT infrastructures continue to evolve rapidly, our products' ability to be customized on an on-going basis is a key competitive advantage. Our software offers the ability to modify the appearance and the underlying analysis of any report via a graphical user interface. Changes to reports can be made and deployed to running production servers, without restarting the server or interruption of data collection. The changes are retained when new versions of the software are installed. In addition, our products easily integrate into most software environments as nearly all features of our software can be controlled via APIs or command-line language. This allows our customers to integrate our products with other solutions such as inventory, provisioning, accounting, customer care and supply chain management systems. For example, our customers have integrated our products with other SLM solutions, such as Smarts InCharge, Micromuse NetCool and HP OpenView as well as with network and systems management platforms, such as IBM Tivoli and Cisco IP Solution Center. Our software can also address standard and company-specific protocols, such as Simple Network Management Protocol ("SNMP"), Internet Control Message Protocol ("ICMP"), Cisco NetFlow and Juniper cflowd. In addition, our software can collect provisioning and performance data from log files, enterprise management platforms, network management systems, databases, third-party systems and application management agents;

  •
  Scalability: It is vital that the architecture be able to expand rapidly to handle growth in current and future service offerings. Our solutions are designed from inception to be highly scalable in large environments. InfoVista servers are designed to monitor a large number of IT resources at high-frequency acquisition rates while providing real time reporting and real time service level violation notifications. InfoVista servers can collect millions of data points per server per hour. Using multiple servers, our solutions can poll data from a virtually unlimited number of devices at very granular intervals;

  •
  Distributed, Open Architecture: Our software utilizes a logically distributed architecture at multiple levels (polling, intelligence, data, storage and reporting) with a completely open API. Our distributed architecture allows our products to collect and analyze data using multiple InfoVista servers at a local level and to transmit processed data at a user-defined rate to a global data repository. Our distributed architecture enables our products to be deployed incrementally over time as our clients' IT systems expand and to operate on the largest and most complex networks worldwide, making our solution ideal for large customers such as telecommunications carriers; and

  •
  Object-Oriented Architecture: Our software possesses the ability to model the behavior of the monitored environment (e.g. IP VPN) dynamically. This allows users to create and maintain complex relationships among monitored network elements. Through our patented technology, our software processes the data it receives from various sources, performs real time data calculations and stores the analyzed data in an object-oriented database. By using object-oriented techniques, the formulas and calculated data values are treated as reusable objects. Where multiple reports rely on the same data, redundant processing is avoided resulting in the fast delivery of real time information.

4.6    STRATEGY

        We aim to become the leading provider of BTI solutions. Key elements of our strategy include:

  •
  Market-driven solution focus: We have evolved and realigned our organization to better identify market opportunities, effectively delineate product offerings and deliver in shorter timeframes solutions that are well packaged and easily reproducible from one situation to another. Special attention and effort have been given to expansion in the product management, marketing and research and development organizations to ensure that we sustain the level of innovation, expertise and excellence required to increase market reach and leadership specifically in the areas of core IP network technology, IP VPN, IP Telephony and enterprise IT performance management. We have also formalized market touch points with customers and partners, while establishing new processes and responsibilities in product management;

  •
  Increase market share among target service providers: We have traditionally focused on telecommunications carriers and MSPs. Those players are in the midst of major business transformations to deliver new growth-oriented products and services in an asset-light environment to large enterprises, small and mid-size businesses and consumers by leveraging off the powerful capabilities of next-generation IP-based networks. Simultaneously, we have witnessed the inroads of both legacy IT service providers and cable operators who not only aim to protect their existing data and TV markets, respectively, but aggressively increase their footprint in data, voice and video business services as well as the same network technology convergence and capabilities. We intend to expand our market share among the major service providers by positioning ourselves as the preferred standard in the network performance management and service management markets for current initiatives including MPLS and IP VPN and emerging initiatives like Voice over IP ("VoIP"), IP Telephony and longer-term video services. We believe this positioning leverages our inherent strengths in customer-facing performance and SLM and offers compelling economic benefits to service providers, who are seeking to offer new data, voice and video services with differentiated quality of service on a highly optimized IT platform;

  •
  Accelerate the adoption of our technology among enterprise customers: We have worked with a select group of leading customers to deliver a new set of solutions to address their unsatisfied needs for further end-to-end IT service and infrastructure optimization with an initial focus on network and server management and consolidation. Those solutions are specifically tailored to the enterprise market where out-of-the-box capabilities, automation, ease of use and low cost of ownership are essential attributes to adoption. New functionality includes advanced auto-discovery capability, end-to-end application performance monitoring, and network and application performance correlation. Business and technology-friendly key performance indicators are available to provide the appropriate insights to determine areas of service improvement, network and server customization while assessing acceptable service continuity risk. We have also worked with our global system integrators and channel partners to ensure market success in the enterprise markets;

  •
  Pursue opportunities with outsourcers and managed service providers: We have recently been selected as the preferred performance and service management vendor by a leading global outsourcer to support their existing and next-generation communication services portfolio. We are now pursuing further initiatives in this market on a worldwide basis. We have also witnessed the addition of managed IT service offerings by traditional service providers (i.e. carriers) and newcomers and intend to monitor and support those trends as well due to the inherent capabilities and strengths of our offering in these areas; and

  •
  Establish a sound go-to market strategy: We have put in place a complementary direct-indirect three-pronged go-to market strategy that aims to deliver the most outstanding experience for our customers. The first leg of our strategy relies on direct touch through a very selective key account program, supported primarily by dedicated account managers in collaboration with selected partners for the implementation of our solutions. Second, we increased the support of a select group of partners through appropriate channel programs in order to make them self-sufficient in building regional franchises and capable of easily generating incremental revenues. Finally, we intensified our strategic alliance initiatives with global system integrators, network hardware manufacturers and other independent software vendors.

4.7    PRODUCTS

        Our products form a family of network and server performance management software solutions that address specific performance management disciplines and support the efficient management of network, application and system technologies. Our solutions address capacity planning, problem resolution, performance troubleshooting and SLM for networks and servers.

        Our products collect data from the IT infrastructure and generate reports on the performance and service achievements across all IT system elements. Our products can operate on a stand-alone basis or interoperate with other business and technology management systems, allowing users to determine whether IT performance meets business needs or the standards of an existing SLA or generally meets users' expectations.

        VistaCapacity Planner is a capacity planning solution. VistaCapacity Planner enables organizations to customize IT infrastructure resources, prioritize capacity adjustments and analyze the impact of new business initiatives and growth scenarios. This solution supports proactive network capacity analysis based on advanced trending of historical performance utilization metrics. VistaCapacity Planner incorporates pre-defined analytics and industry standard process flow that helps streamline network capacity planning activities.

        VistaService Manager is a SLM solution. VistaService Manager is designed to monitor end-to-end availability, reliability and integrity across the application infrastructure, as well as track achievement against network and server service level objectives. VistaService Manager is uniquely capable of managing critical, multi-tier business services and mapping them to supporting IT infrastructure layers for effective root cause analysis and immediate business impact assessment.

        VistaOperations Center is a problem resolution solution. VistaOperations Center delivers preemptive notification of potential network performance issues, prioritizes problem resolution by business impact, and offers a robust troubleshooting platform (VistaTroubleshooter) to investigate, diagnose and rapidly resolve network performance problems. VistaOperations Center incorporates pre-defined analytics and industry standard process flow that helps streamline IT service operations' activities.

        VistaTroubleshooter is a stand-alone, web-based network performance troubleshooting solution designed specifically to enable customers to quickly start high resolution, high polling rate and real-time reports. It has an intuitive interface that requires no knowledge of how our software works. VistaTroubleshooter is a self-managed, no training required, troubleshooting tool. VistaTroubleshooter includes integrations with Smarts InCharge, HP OpenView, Micromuse Netcool, Aprisma Spectrum, and Network Physics.

        In accordance with our market driven solution strategy, we are currently building market-specific solutions designed expressly for supporting the efficient management of key initiatives for both enterprises and service providers. These solutions contain some or all of the capabilities found within our VistaCapacity Planner, VistaOperations Center and VistaService Manager solutions to support performance management initiatives related to IP VPNs, IP Telephony, servers and networks. The first solution released to market is VistaInsight for Servers, a fully packaged server management and consolidation offering.

        Our solutions are based on a tightly integrated set of existing and new components engineered by our research and development organization. At the core of these components is the InfoVista Server, a server-based application that acts both as a data gathering and analysis engine and a central point for managing real-time users' report requests. Multiple InfoVista Servers are organized around VistaMart, our centralized global data repository and configuration management system. In addition to InfoVista Server, other components include VistaViews, our series of ready-to-use reports that are available within solutions, in bundles or individually, and our web portal products, VistaPortal Standard Edition and VistaPortal, which allow aggregated and real-time reports to be viewed using a web-browser.

        The InfoVista Server performs both production and development roles for the gathering, analysis and storage of network performance information.

  •
  InfoVista Production Server collects, analyzes and stores data from all sources, including WANs and LANs, switches, routers, UNIX and Windows NT systems, mainframes and applications such as web and e-mail servers. It gathers data at user-specified intervals, calculates the data according to predefined or user-defined metrics and deposits the data into the InfoVista integrated database. It is essentially targeted as a production platform.

  •
  InfoVista Workshop Server is targeted as a development platform and provides an environment for customizing and creating VistaViews and report templates.

        The key features of InfoVista Server are:

  •
  Data translations and calculations: The InfoVista Server homogenizes the data it receives from heterogeneous sources, either directly or through a Vista Plug-In, by using a protocol adapter software that translates protocols to a common format and performs real-time data calculations; and

  •
  Integrated database: The InfoVista Server is self-maintaining, monitoring data-aging and storage system according to the needs specified by customers in their requests, which lowers the costs to the user of operating the system.

        VistaViews are an advanced set of coherent, pre-configured, out of the box reports for gathering, analyzing, consolidating and displaying the behavior of networks, systems and applications throughout an organization's IT environment. VistaViews target vendor-agnostic technologies and services, as well as popular vendor-specific device and IT management technologies. VistaView releases include corresponding VistaPortal report templates for globally aggregated analysis, dashboard views and globally consolidated reporting. Certain VistaViews are embedded in the InfoVista Server (Standard VistaViews) and others are sold as a part of solution packaging, or separately as a part of client up-selling. Using InfoVista Workshop, a customer can tailor the VistaView reports with simple drag and drop, Windows-based editing tools. Likewise, VistaPortal enables Web-based report customization using the VistaPortal report designer.

        We currently have 96 VistaViews within 9 categories: Standard VistaViews, Solution VistaViews, VistaViews for Network Infrastructure, VistaViews for Server Infrastructure, VistaViews for Wan Switches, VistaViews for Application Servers, VistaViews for Application End-to-End Performance, VistaViews for IP Networking Services, and VistaViews for Network Security.

        As new technologies emerge, new VistaViews and report templates are released, enabling a comprehensive view into any IT infrastructure. In addition, existing VistaViews can be customized and new VistaViews created to meet both simple and highly sophisticated requirements.

        In addition to developing our own VistaViews, we have developed and will continue to develop VistaViews with several partners including OEMs. Going forward, we intend to promote a community of independent developers for the creation of new VistaViews.

        VistaMart is a global data mart repository and centralized provisioning engine that commands and controls multiple InfoVista Servers and consolidates InfoVista Server data, forming a scalable, manageable distributed system. It is especially adapted for customers who need to gather information from geographically dispersed sites in an automated, reliable and efficient way. VistaMart provides the data for centralized reports of networks, systems and applications across a customer's IT infrastructure. VistaMart can also integrate with a variety of third-party tools such as decision support or data mining tools that exploit VistaMart's data, and inventory, configuration management and provisioning systems that enable automated report generation. Additionally, it can process and merge data from sources other than the InfoVista Server, such as call center management software, which can be used to create a single report that reveals relationships between IT device, service and business performance.

        VistaPortal gives visibility into the global infrastructure, enabling customers to design and display reports containing data residing within the VistaMart database. VistaPortal is a portal-based interactive window to the IT infrastructure. Its secured Extensible Markup Language ("XML")-based architecture contains fully configurable components of SLM oriented applications. It allows users to simultaneously view Key Performance Indicators (KPIs), real-time notifications and strategic business information. From these global overview reports, customers can drill down to related real-time and historical reports from within VistaMart, the InfoVista Server and VistaTroubleshooter. In addition, VistaPortal's standards-based architecture and openness allows seamless integration with user's existing applications and can be easily embedded into other web portals.

  •
  VistaPortal Standard Edition is a full Java Servlet-based software that allows viewing of all our real-time and historical InfoVista reports using a web-browser. It also allows export of all reports using the industry-standard format HTML, thus enabling any workstation equipped with an internet browser to display the reports in a fully formatted and graphical manner.

  •
  Service Level Navigator enhances VistaPortal functionality for customer-centric service level views by displaying real-time, performance-based service level notifications from across the IT infrastructure, end to end. To simplify and accelerate the investigation of network performance problems, these notifications appear within logical views that are intuitively organized and grouped by business-oriented function. This enables users to dynamically navigate through notifications of network performance problems to understand the impact of specific problem-elements, their location, which users they affect and whether critical business operations are involved. Users can also view service level notifications by severity, type, service and other properties. This allows our customers to summarize status at a high level, and then drill down for more detailed information. Service Level Navigator's powerful navigation capabilities enable our customers to efficiently prioritize problem remediation workflow and meet business needs.

        VistaDiscovery ensures an accurate, up to date InfoVista Performance Management solution by discovering networks, systems and IP services within large IT infrastructures. VistaDiscovery features the ability to support complex network relationships with an advance discovery engine and automatically configures our solution according to scheduled processes. By easily integrating with inventory systems, device libraries and other network management systems, our solution dynamically maintains complex IT resource relationships with business functions, groups of users, locations and other business properties. By doing so, VistaDiscovery automatically maintains modeling of technologies, services and business systems within ever-changing IT infrastructures so that a business-driven IT environment can be managed at a low level of effort.

        VistaProvisioner automates the integration of our reporting solutions in our customers' environments. VistaProvisioner enables service providers and large enterprises to leverage existing network and customer topology information and achieve accurate, proactive performance and availability management reporting solutions within ever-changing, complex environments. VistaProvisioner is an innovative change management solution that brings scalable provisioning to our powerful reporting environment.

        VistaCockpit is a powerful management console that simplifies the administration and supervision of the InfoVista Performance Management environment. It enables users to monitor, configure, troubleshoot and optimize InfoVista implementations of all sizes. VistaCockpit provides comprehensive views of installed software versions, product configuration settings and supporting hardware platform information. This information, in conjunction with monitoring and debugging tools, enables the InfoVista administrator to rapidly detect and correct improper configuration settings, hardware limitations and software problems that can lead to InfoVista performance limitations.

        VistaBridge enables organizations to import data into our rich reporting environment. Using VistaBridge, data can be easily moved from virtually any source into our software where it can be displayed visually, in the form of graphs, charts, or tables, along with network service level metrics. This creates unified views for an understanding of the relationship between IT performance and business operations.

        VistaBridge provides the ability to import data from business applications, element management systems, or any device, into either the InfoVista Server or VistaMart. VistaBridge can import data from non-standard IT devices, legacy devices or devices that cannot be polled via SNMP. Legacy data can also be imported to get the perspective of past performance history.

        VistaLinks are a suite of pre-built integrations with leading vendors in the major categories of the Network Management System ("NMS") and OSS markets—service activation; fault management; event correlation, inventory management; and billing and mediation. VistaLinks leverage our open, documented and supported API to create substantial customer value. VistaLinks provide our customers with the benefits of best-of-breed, off-the-shelf software without the typical costs and risks of complex software integration.

  •
  VistaLink for Cisco IP Solution Center (ISC) automatically configures the InfoVista Server to generate IP VPN/MPLS performance reports over the web during service activation and provisioning. This supplies service providers instant and complete visibility into the performance of the packet-based services they deliver. VistaLink for ISC enables real time and historical network performance reports that service providers and their customers can use to measure IP VPN/MPLS performance.

  •
  VistaLink for Smarts InCharge integrates Smarts InCharge with the our suite of applications and enables users to export topology from InCharge Service Assurance Managers and Availability Managers to our solutions, display InfoVista performance-related reports from an InCharge Global Console, and view and respond to performance-related notifications at the InCharge Global Console that originate from our software.

        Vista Plug-ins are intelligent agents that reside on local and remote servers and workstations. They gather traffic statistics and performance information on IT service levels not readily available using traditional SNMP. Performance data is gathered by polling the Vista Plug-in agents, instead of IT devices.

  •
  Vista Plug-in for Network Flow Analysis allows the collection of data from Cisco and Juniper routers and monitors the nature and quality of traffic flowing over various operators' networks. Data retrieved by the Plug-in can be viewed using the VistaView for Network Flow Analysis.

  •
  Vista Plug-in for Server Analysis leverages the Host Resources MIB (RFC1514 MIB) & System Resources MIB, which defines a uniform set of objects used to monitor system resources. Data retrieved by the Vista Plug-in can be displayed using the VistaView for Servers.

  •
  Vista Plug-in for Application Analysis measures the performance and availability of business applications. The Plug-in conducts both passive monitoring as well as executing active testing to measure application availability and response times from the end user perspective. The Vista Plug-in for Application Analysis also acts as a probe and is declared as such within our software in order to retrieve traffic information based on protocol and address. Data gathered by the Plug-in can be viewed using multiple VistaViews

  •
  Vista Plug-in for IP Services conducts popular IP transactions and measures response time and availability. Transactions include HyperText Transfer Protocol ("HTTP"), Domain Name System ("DNS"), Reverse DNS, Ping, Traceroute and Transmission Control Protocol ("TCP") port availably. Data gathered by the Plug-in can be viewed using the VistaView for IP Services.

        VistaAPI is a software development kit that allows third party software vendors, systems integrators and technology consultants to integrate our software with other OSS software or in-house IT management applications. VistaAPI allows developers to build custom applications on multiple platforms including Sun Solaris and Microsoft Windows using industry-standard programming languages including C, Java and Perl. VistaAPI comes with annual technical support for developers, a full set of documentation as well as code samples that demonstrate the VistaAPI features. Several of our products have already been developed using this software development kit, including VistaTroubleshooter, VistaBridge and VistaProvisioner.

4.8    PRODUCTS IN DEVELOPMENT

        We continue to enhance our VistaPortal product with new modules that create a more dynamic user experience and speed navigation between notification reports and critical analysis available within the portal. New modules will also expand the type of analysis that more advanced users would expect to accomplish.

        We are extending the capabilities of our VistaMart product to simplify and centralize the management of our large-scale implementations. This product will enable the person or group responsible for the implementation of our solutions to better manage the entire InfoVista environment from one interface. For large implementations, this will speed deployment time significantly. At the same time, it will further simplify the support of our solutions and will reduce the overall cost of ownership. VistaMart will also be enhanced to provide improved global aggregation, grouping and analysis capabilities, as well as new mechanisms to better import data discretely, continuously and from flow-based applications.

        We continue to add new content to our reporting solutions. As technology evolves, we are constantly evolving our solutions to the requirements of our customers. We are building new, fully packaged solutions that deliver immediate value to our customers. The solutions will provide actionable insight into the performance of IT services for stakeholders within multiple organizational silos. The solutions will provide top-down visibility from business group to IT service to supporting IT resources and will enable our customers to efficiently deliver IT services at the lowest possible risk.

        Finally we continue to work on integrating our software with other standard products in the market.

4.9    SERVICES

        We provide services related to our software products, including consulting, education, support and services. We generally invoice for our services separately from our licensing fees. We believe that a high level of professional service and client support is critical to the successful marketing and sale of our software and solutions. As of June 30, 2004, we had 43 employees in our customer services group of which 17, 23, and 3 were part of Consulting, Solution Support, and Training & Certification, respectively. We plan to remain moderately flat in the number of our service teams in line with our business objectives of profitability, while continuing to reinforce the education of clients, partners, resellers and other third parties on how to provide similar services.

        The following is a list of the services we offer:

  •
  Consulting: We have dedicated teams of expert engineers who offer consulting services for specified project management, helping our clients from the design phase through to customization, installation and deployment of our solutions;

  •
  Solution Support: Our range of Solution Support contracts includes the standard offering of eight hours per day five days per week, the support of twenty-four hours per day seven days per week through our Mission Critical Program ("MCP") and configuration and implementation analysis through our Auditing on Site Program ("AOP"). AOP consists of regular on-site visits to analyze the performance of the client production site. We also offer Developer Support to our partners and clients who wish to develop their own report libraries for internal or external purposes, as well as support for our configuration tool—VistaProvisioner. The revenues generated by our Solution Support contracts is recurrent as most of our Support contracts are renewed on an annual basis;

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

        We continue to identify Solution Support Partners to whom we aim to train to a high standard and use them to enable us to deliver the entire range of services worldwide. We require that all our partners have dedicated personnel who fully understand our products and employ a minimum number of engineers that have been trained and certified by us. We require that they follow documented internal procedures including clear communication channels so that they will have the necessary support to assist our end users. We performed several audits of these partners during the last year to ensure a continuous high level of quality support.

4.10    GEOGRAPHICAL BREAKDOWN OF REVENUES AND OPERATING RESULTS

        The following chart shows revenues invoiced from Europe, the Americas and Asia-Pacific broken down between license and service revenues for the periods indicated.

	Year ended June 30,
	2004	2003	2002
	(In thousands)
Europe	€13,818	€12,584	€17,084
Of which
License revenues	6,886	5,229	10,797
Services revenues	6,932	7,355	6,287
Americas	12,063	9,603	10,087
Of which
License revenues	7,288	5,655	6,087
Services revenues	4,775	3,948	4,000
Asia-Pacific	2,806	3,335	2,232
Of which
License revenues	1,902	2,362	1,410
Services revenues	904	973	822

Total	€28,687	€25,522	€29,403

        The following chart shows revenues invoiced from Europe, the Americas and Asia-Pacific broken down by country.

	Year ended June 30,
	2004	2003	2002
	(In thousands)
Europe	€12,584	€17,084	€13,818
Of which
France	3,666	3,645	6,028
Germany	3,035	2,631	3,886
United Kingdom	4,021	3,827	4,928
Belgium	740	822	1,266
Spain	2,356	1,659	976
Americas	12,063	9,603	10,087
Asia-Pacific	2,806	3,335	2,232

Total	€28,687	€25,522	€29,403

        The following chart shows operating results in Europe, the Americas and Asia-Pacific broken down by country:

	Year ended June 30,
	2004	2003	2002
	(In thousands)
Europe	€(5,506)	€(12,094)	€(10,674)
Of which
France	(11,431)	(15,416)	(15,251)
Germany	501	153	405
United Kingdom	2,768	1,709	2,833
Belgium	772	475	754
Spain	1,884	985	585
Americas	(1,558)	(760)	(1,979)
Asia-Pacific	1,200	523	(735)

Total	€(5,864)	€(12,331)	€(13,388)

4.11    END-USERS

        We have a diverse set of end-users in a variety of business sectors, including telecommunications, internet services, financial services, IT services, outsourcing and consulting. To date, we target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations such as financial service institutions. However, a significant portion of our revenues is, and is expected to continue to be, attributable to sales of products to telecommunications carriers and service providers. For the years ended June 30, 2004, 2003 and 2002, our five largest end-users accounted for approximately 26.8%, 22.9% and 26.2%, respectively, of our total revenues and our ten largest end-users accounted for approximately 40.5%, 34.8% and 37.8%, respectively, of our total revenues. We anticipate that our operating results for any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of end users. We expect that the composition of that small group of end-users will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large end-users on an ongoing basis.

        The table below shows the revenues composition from our three largest end-users for the periods indicated.

Year ended June 30,
2004		2003		2002
DISA	8.04%	Cable & Wireless	6.81%	Cable & Wireless	6.41%
Telefonica	6.50%	Telefonica	4.67%	T-Data	5.76%
Client "B"(2)	4.46%	Client "A"(1)	4.37%	Client "B"(2)	5.76%

(1)
For reasons of confidentiality, we cannot name our third largest client, which is therefore identified as Client "A"
(2)
For reasons of confidentiality, we cannot name our third largest client, which is therefore identified as Client "B"

        For the years ended June 30, 2004 and 2003, we had Days Sales Outstanding ("DSO") of 107 and 75 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by annual revenues, which is then multiplied by the number of days in the given year. See "Item 5.8 Liquidity and Capital Resources" for further discussion on DSO.

        As of June 30, 2004, we had 286 active end-users (active end-user is defined by us as a group that has purchased and still uses one of our software solutions) in countries including France, the U.S., the United

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

4.12    SALES AND MARKETING

        As of June 30, 2004, we had a total of 68 sales and marketing employees (61 in sales and 7 in marketing) of whom 18 were located in France, 31 in the U.S., 11 in Europe (outside France) and 8 in the Asia-Pacific..

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

Marketing

        Our worldwide marketing functions include strategic, product and field marketing, along with analyst and media relations. As of June 30, 2004, we had marketing personnel stationed in France and the U.S.

4.13    STRATEGIC RELATIONSHIPS

        We have developed strategic relationships with a number of market leaders in system integration, consulting, hardware networking and software to increase our market reach and visibility, open new business opportunities, develop complementary offerings and reduce our sales cycle. Our relationships also aim to develop compatible and integrated products, better enable new service offerings from our partners such as server consolidation or IP Telephony service assurance, increase our expertise on the newest technology products and techniques, cross-train and implement joint sales and marketing campaigns. Highlights of our recent successes include the following partnerships:

        We entered a strategic relationship with Accenture CH&T division in 2003 to better serve the needs of Global 500 companies and Tier-1 service providers. Our products were selected as the preferred performance and service level management solution as part of Accenture's Communications Solution ("ACS") offering. ACS is a set of pre-integrated assets that help streamline a service provider's ability to plan, create, and operate traditional and next-generation network and services. The major benefits ACS solutions bring to customers include: a plug-and-play architecture based on a robust, common integration framework; flexibly defined process and organization models; and real world solutions developed from proven client experience. As a result of our active cooperation, we have achieved significant success in fiscal year 2004.

        INS is a leading IT infrastructure consulting services, software, and business solutions' company that helps organizations build, secure, and manage their business-critical networks. INS and we have established a worldwide alliance to provide end-to-end consulting solutions, which address market needs in IT strategy and planning, IT infrastructure and network and systems management.

        We are members of both the Cisco Ecosystem Partner Program and Architecture for Voice, Video and Integrated Data ("AVVID") initiative providing Cisco on-going product development, sales and marketing efforts for both service provider and enterprise markets. We continue to support Cisco's executive briefing center and other Cisco lab environments for demonstrations and presentations of our network performance management and SLM solutions to our joint customers.

        We have strengthened our premium partner status with Juniper Networks, this success being largely driven by continued cooperation in large service provider and governmental networking sectors. Fiscal year 2004 witnessed sustained efforts of collaboration in market development and product integration with the expansion of the Juniper product family. As a result of our concerted efforts of collaboration, we secured several contracts across the world in fiscal year 2004, including a multi-million dollar agreement with the DISA.

        In early 2004, we announced with Nortel Networks an agreement to integrate our network performance management solution with Nortel's new Multi-Service Edge router (MSE) offering. We have been retained as an integral part of Nortel Networks OSS Software Partner Program, which gives us access to technical, marketing and sales support to promote our solutions alongside Nortel's ongoing MSE promotional efforts. We support MSE platforms by monitoring vendor-specific and industry-standard metrics and providing pre-packaged management support for MPLS, VoIP and IP VPN.

        Motorola has been our worldwide OEM for the past 3 fiscal years and has been using our software to monitor traffic and provide performance reports to public safety agencies that use Motorola 2-way radios around the world.

        We have an equity investment in Network Physics whose network appliance, among other things, allows end users to associate abnormal performance with specific business functions, thereby, providing a critical link between IT performance and business impact.

4.14    COMPETITION

        The network performance and service management market is highly fragmented with a number of point solutions. The depth of data, expertise and service management reporting also varies widely. As a result it is typical to find multiple network service management and performance reporting solutions, installed in the same customer environment addressing different technology segments. Our software has been traditionally used in the network systems management environment that caters to both service providers and enterprises.

        However, recent trends in consolidation of performance and service management reporting by service providers and enterprise demand to provide integrated cross-silo views are driving market vendors to broaden their technology footprint. In fact, service management of technology infrastructure is no longer enough, but it increasingly needs to be correlated with higher-level business and service views that can easily relate the impact of IT problems to the overall business (enterprises) or on services delivered to end customers (service providers). This type of customer demand is the prime mover behind the evolution and growth of the Business Service Management (BSM) market. Our software is well positioned to take advantage of this market evolution, especially with the new technological improvements in our recently launched VistaFoundation 2.0 platform as well as increased maturity in our system and application offerings. We term our market approach in meeting the needs of this broader segment—BTI.

        It is important to note that a host of erstwhile network performance and service management vendors have announced their products for meeting BSM market needs. Hence the market fragmentation continues, but it makes it more difficult for point solutions to make an effective case because they are unable to capture all the moving parts within the IT infrastructure that impact the business. Nonetheless, vendors of all sizes, whether from network, system or application backgrounds are propagating the BSM message and contributing to increased confusion in the marketplace.

        Overall, the network performance and service management market is characterized by rapid technology change, evolving industry standards and increasingly complex customer requirements. Our existing and potential clients typically have preset budgets for their IT operations, management and planning functions for which we must compete. We expect competition will continue to be intense.

        Our primary source of direct competition comes from suppliers of comparable products, including Concord Communications eHealth suite, Hewlett Packard OpenView Performance Insight (formerly Trinagy's Trend), Lucent Technologies Navis iOperations Software, VitalSuite, NetIQ, Quallaby Corporation and several smaller software vendors. Other sources of actual or potential competition include:

  •
  suppliers of network and system management products including Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Microsoft, and BMC;

  •
  SLM software providers active in adjacent segments, such as event management and policy management;

  •
  application management software vendors who are expanding footprint into IT infrastructure performance reporting;

  •
  large software and hardware suppliers;

  •
  systems integrators who generally provide consulting services to develop client specific applications;

  •
  service suppliers who act as outsourcers of SLM services; and

  •
  our clients' internal technical organizations that produce proprietary software addressing their specific needs.

        Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we do. In addition, other companies may enter the performance and service management market.

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

        Patents.    We presently have three French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The second is for a modeling process for an information system, in particular with a view to monitoring the QoS and a measurement and modeling system implementing this process. Both of these patents expire on January 29, 2017. Both of the patents have received extensions in the U.S. and in Europe, with two U.S. and two European patents issued which expire on January 29, 2018. The third French patent is for an indirect addressing method and system for locating a target element in a communication network. This French patent expires on December 7, 2021, and we also have extensions pending in Europe and in the U.S.

        Trademarks.    We have registered the trademark "InfoVista" in a number of countries, including in Europe (as a Community Trademark) and the U.S. We also have a trademark registration for "VistaMart" in France. In addition, we have filed trademark applications in a number of countries, including the U.S. and the EU for the product names "VistaView", "VistaMart," "VistaPortal," "VistaFinder", "VistaService", "VistaFoundation", "VistaNotifier", "VistaLink", "VistaBridge", "Vista Plug-in", "VistaNext", "VistaProvisioner", "VistaDiscovery", "VistaOperations Center", "VistaCockpit", "VistaTroubleshooter", "VistaCapacity Planner", "VistaService Manager", and for "InfoVista" accompanied by its logo and the phrase "Seeing IT." We have applications pending for protection for some of these trademarks in other jurisdictions. We plan to apply for trademark registrations for other product names containing the word "Vista" in the near future.

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

        We use a variety of third party software in our products that we license for this purpose. This software will range from a specific application or codes developed by a software provider in conjunction with our development team to software which is made freely available via the Internet. In some cases, the software forms a key role in our products; in other cases we can use alternative software without significantly impacting our performance or timetable. In the case of key software, we seek to protect our ability to use the software by negotiating appropriate licenses and escrow protection. However, we cannot guarantee that the third-party software licenses will continue to be available to us on commercially reasonable terms, if at all.

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

        We have obtained directors and officers insurance for our benefit and the benefit of our directors and officers for coverage of USD $7 million in directors and officers insurance. To date, we have not obtained any key employee life insurance in which we would benefit.

        In fiscal year 2004, our Group policy on civil liability insurance offered coverage of €2 million. Adapting to our expected level of business activity, we chose to increase this coverage amount to €5 million for fiscal year 2005.

        For the years ended June 30, 2004 and 2003, total amount paid for insurance coverage were €237,125 and €268,184, respectively.

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

4.18    PERSONNEL—See "Item 6. Directors, Senior Management and Employees"

4.19    RESEARCH AND DEVELOPMENT

        Our research and development team is responsible for the design, development and release of our software. As of June 30, 2004 and 2003, our research and development organization consisted of 56 and 47 employees, respectively. We subcontract engineers for highly specialized and discrete projects. Our research and development team focuses on developing our more complex and strategically important projects. Our total research and development expenses were € 6.1 million, € 7.0 million and € 7.2 million for the years ended June 30, 2004, 2003 and 2002, respectively.

4.20    FACILITIES

        Our headquarters, located in Les Ulis, outside Paris, France, occupy approximately 3,500 square meters of office space under a lease, which expires on June 30, 2009, with an option to terminate the contract every three years. We also lease regional offices located in the U.S. in Herndon (Virginia), New York (New York), and Dallas (Texas), as well as in Europe, in London (United Kingdom), Madrid (Spain), Munich (Germany) and in Singapore for our operational center in the Asia-Pacific region with offices in Sydney (Australia) and Tokyo (Japan). We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

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

        We are currently involved in ordinary routine litigation or arbitration incidental to our business; however, we do not believe that we are party to any pending litigation or arbitration, which has had or could have a material, adverse effect on our financial condition, activity or results. As a result, we have recorded no significant provision for litigation as of September 10, 2004.

        As of June 30, 2004, we provided for € 143 thousand for accrued litigations with former employees. This provision was calculated based on a case by case basis considering the amounts former employees claimed along with the written advice from legal counsel on the exposure from such claims.

4.22    SEASONALITY

        The following table shows the quarterly consolidated revenues over the last three fiscal years:

	Year ended June 30,
	2004	2003	2002
	(In thousands)
Quarter ended September 30	5,858	6,507	6,588
Quarter ended December 31	6,898	6,595	7,782
Quarter ended March 31	7,886	6,080	7,878
Quarter ended June 30	8,045	6,340	7,155

Total	€28,687	€25,522	€29,403

        Our business has experienced and may continue to experience significant seasonality as described in "Item 3. Key Information—Risk Factors" and "Item 5. Operating and Financial Review and Prospects."

4.23    RAW MATERIALS

        Our business is not dependent upon any raw materials.

4.24    MATERIAL EFFECT OF GOVERNMENT REGULATIONS

        During the fiscal year 2004, there were no changes to governmental regulations in any jurisdiction in which we do business, which had a material adverse effect on our operations or financial condition.

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

        During the year ended June 30, 2003, we adopted Staff Announcement Topic D-103, "Income Statement Characterization of Reimbursement Received for "Out-of-Pocket" Expenses Incurred", which states that reimbursements received for "Out-of-Pocket" expenses should be reported as revenues and costs. As a result, the figures below have been restated for the years ended June 30, 2002 in order to reflect the application of this new rule.

5.1    OVERVIEW

        We are a leading global provider of BTI software solutions. Our solutions empower our customers to optimize their IT infrastructure for delivery of best-in-class business services at the lowest cost. Our approach to BTI incorporates context-sensitive, pre-packaged solutions that generate breakthrough improvements in service quality and IT efficiency. Our software collects and analyzes performance indicators from thousands of IT assets in real time, then transforms these technology metrics into business-relevant, insightful and actionable information. Integrated views of actionable, information spanning traditional silos is presented through unified, dynamic dashboards. This information enables decision makers at every level to continuously align IT services with business priorities. Our fully personalized and interactive portal provides visibility into real-time and historical information essential to optimize the end-to-end service experience of the user and the underlying technology assets. We generate revenues in the form of licensing fees on our software products and in the form of service fees from our professional services, customer support and training.

5.2    RECENT DEVELOPMENTS

5.2.1    Realignment of executive management team

        On July 27, 2004, we announced a realignment of our executive management team. As part of this process, and based upon our Chairman and Chief Executive Officer's ("CEO") proposal, the board of directors has decided on July 21, 2004 to separate the functions of the Chairman of the board and CEO. Alain Tingaud, our founder, will assume the role of Chairman of the board and Gad Tobaly the role of CEO.

5.2.2    Stock option grants

        On August 17, 2004, the board of directors granted to officers and employees of the Company options to subscribe for shares and to purchase shares, for up to 616,300 shares.

        Stock options giving the right to subscribe for 460,100 shares were granted under the 2000 and 2001 Plans. Each option will give the right to subscribe for new shares at the price of €3.42 per share.

        Stock options giving the right to purchase 156,200 shares of treasury stock out of the 480,000 authorized by the shareholders' meeting of December 15, 2003 were granted under the 2004 Plan. The terms and conditions of the 2004 Plan are similar to those of the 2003 Plan. Each option will give the right to purchase existing shares at the price of €3.92 per share.

5.2.3    Strategic alliance with Micromuse

        In September 2004, we announced along with Micromuse the commencement of a strategic alliance that enables enterprise and service provider customers of both companies to deploy software solutions for fault, performance, and business service management of both software companies with minimal integration effort. Micromuse shall offer our entire line of service aware performance management solutions as the Netcool ® /Vista product family. The Netcool ® /VistaInsight Solutions, currently available as part of the Netcool/Vista product line, extend the Netcool suite's capabilities through performance management and reporting for systems and applications, IP Telephony, IP-VPN, and core networks. The Netcool/Vista product family offers realtime analytics and historical trending of KPIs for customer-centric service level management across the business technology infrastructure. Also we shall offer Micromuse's entire line of agent software for systems and applications management. Micromuse's Netcool/System Service Monitors ™ and Netcool/Application Service Monitors ™ enhance our product offering by generating realtime health intelligence on critical business applications and providing rich, detailed data on system and application performance. The agents proactively monitor performance thresholds enabling proactive problem resolution and alerting IT operations staff before outages affect users, customers, and revenue.

5.3    REVENUES

        We generate revenues from our software licensing fees and related services provided by our professional services activities, including maintenance, consulting and training. For the years ended June 30, 2004, 2003, and 2002, revenues from licenses represented 56.0%, 51.9%, and 62.2% of total revenues, respectively.

        As of June 30, 2004 and 2003, we had 286 and 281 active end-users of our products, respectively. We target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations such as financial service institutions. Revenues from service provider end-users, which include telecommunications and service provider companies, such as ISPs, MSPs and outsourcers of IT services, accounted for 66.0%, 66.6%, and 69.5% of our total revenues for the years ended June 30, 2004, 2003, and 2002, respectively. We expect that revenues from service provider industry end-users shall continue to constitute a significant portion of our future revenues.

        We generate revenues not only through our direct sales force but also from indirect sales through channel resellers, who in turn sell our products and services to their customers. In addition, referral partners, who we compensate for their assistance in the sales cycle of a particular customer order, influence a portion of our direct revenues. For the year ended June 30, 2004, 51.8%, 39.3%, 5.1%, and 3.8% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. For the year ended June 30, 2003, 56.6%, 32.2%, 5.3%, and 5.9% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. For the year ended June 30, 2002, 65.1%, 29.4%, 3.2%, and 2.3% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. We expect revenues from the different above-mentioned channels to continue to moderately shift toward reseller and partner referral revenues in the near and mid-term.

        Our main sales regions are Europe, Americas, and the Asia-Pacific. For the year ended June 30, 2004, approximately 48.1%, 42.1%, and 9.8% of our revenues were recognized from sales invoiced from Europe,

Americas and Asia-Pacific, respectively. For the year ended June 30, 2003, approximately 49.3%, 37.6% and 13.1% of our revenues were recognized from sales invoiced from Europe, Americas, and Asia-Pacific, respectively. For the year ended June 30, 2002, approximately 58.1%, 34.3%, and 7.6% of our revenues were recognized from sales invoiced from Europe, Americas and Asia-Pacific, respectively. We expect revenues from the Americas to continue to increase in percentage of total revenues.

5.4    COST OF REVENUES

        Our cost of revenues is comprised of cost of license revenues and cost of service revenues. Cost of license revenues consists primarily of license fees paid to third-party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, production of documentation and shipping. As we continue to analyze new third-party software products to embed into our products and license revenues evolve, we anticipate that our cost of license revenues will increase for the near term.

        Cost of service revenues consists primarily of personnel-related costs (salaries and facilities) incurred in providing services. The gross profit on service revenues is significantly lower than on license revenues and accordingly, if a higher percentage of our revenues are generated from sales of licenses, we would expect our overall gross profit as a percentage of revenues to increase. This expectation is based on our strategy to increasingly use partners to deliver services directly to our clients, which we believe will result in a decrease in our service revenues as a percentage of total revenues. As service revenues evolve, we expect to adapt our customer support and professional service personnel to our maintenance, consulting and training activities. Consequently, we anticipate that our cost of service revenues will fairly increase for the near term.

        Our cost of revenues is shown exclusive of stock compensation. The following discussion of cost of revenues and the subsequent presentation of the results of our operations, which analyzes this expense classification and its relationship to revenues, also excludes stock compensation expense. This presentation conforms to the presentation of our consolidated statement of operations included elsewhere in this report. Because of the magnitude and irregular timing of charges relating to stock compensation expense, we believe such presentation will help you compare operating results over the periods presented.

5.5    OPERATING EXPENSES

        Sales and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, advertising, public relations, and other promotional expenses. We expect that our sales and marketing expenses will slightly decrease as a percentage of revenues for the near term. Research and development expenses consist primarily of personnel costs associated with software product development and outsourced research and development. We expect that our research and development expenses will slightly decrease as a percentage of revenues for the near term. We have not capitalized any software development costs as the time between technological feasibility and product release is very short, and development costs incurred during that time are immaterial. General and administrative expenses consist primarily of salaries for financial, administrative and executive management personnel and related travel expenses, as well as legal and accounting expenses. We expect that these expenses will stay relatively flat as a percentage of revenues in the short and long-term.

        We have granted stock options and issued stock warrants to our employees, board members and officers on various occasions. Under U.S. GAAP, certain of these awards and sales are viewed as additional employee compensation, which we reflect as stock compensation in our financial statements. We recognized approximately €0.4 million in share plan costs from July 1, 2001 through June 30, 2004. See Note 13 to the consolidated financial statements for further information on stock compensation expense. Cost of services, sales and marketing expenses, research and development expenses and general and administrative expenses are all shown exclusive of this stock compensation expense.

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

5.7    RESULTS OF OPERATIONS

        The following table sets forth, for the periods indicated, the percentage of total revenues represented by each item in our consolidated statements of operations.

	Year ended June 30,
	2004	2003	2002
	All amounts in percentages
Revenues
License revenues	56.0	51.9	62.2
Service revenues	44.0	48.1	37.8

Total revenues	100.0	100.0	100.0
Cost of revenues
Cost of licenses	(2.4)	(3.6)	(3.2)
Cost of services	(19.9)	(24.4)	(20.9)

Total cost of revenues	(22.3)	(28.0)	(24.2)

Gross profit	77.7	72.0	75.8
Operating expenses
Sales and marketing expenses	(51.6)	(64.7)	(56.5)
Research and development expenses	(21.2)	(27.6)	(24.4)
General and administrative expenses	(15.1)	(20.2)	(23.7)
Stock compensation expense	(0.2)	(0.1)	(1.1)
Restructuring costs and consulting fee	(8.7)	(6.2)	(8.1)
Impairment charge for goodwill	—	—	(6.3)
Amortization of goodwill and intangibles	(1.3)	(1.5)	(1.3)

Total operating expenses	(98.1)	(120.4)	(121.3)

Operating loss	(20.4)	(48.3)	(45.5)
Other income (expense)	(0.3)	3.3	5.0

Loss before income taxes and minority interest	(20.7)	(45.0)	(40.6)
Income tax expense	(0.9)	(0.1)	—
Minority interest	—	—	0.1

Net loss	(21.6)	(45.2)	(40.6)

        The following table sets forth, for the periods indicated, our gross margins presented for licenses and services.

	Year ended June 30,
	2004	2003	2002
	All amounts in percentages
License gross margin
(License gross profit as % of license revenues)	95.8	93.1	94.8
Service gross margin
(Service gross profit as % of service revenues)	54.6	49.4	44.6

Years Ended June 30, 2004, 2003 and 2002

Total Revenues

        Total revenues were €28.7 million, €25.5 million, and €29.4 million for the years ended June 30, 2004, 2003 and 2002, respectively, representing an increase of 12.4% from fiscal year 2003 to fiscal year 2004 and a decrease of 13.3% from fiscal year 2002 to fiscal year 2003.

        On a constant exchange rate basis between fiscal year 2003 and 2004, total revenues for the year ended June 30, 2004 would have been €30.6 million. Total revenues for Europe increased 9.8% from fiscal year 2003 to 2004 with no exchange rate impact. The improvement of sales productivity that resulted from the reorganization of our European-based sales team along with the slight recovery of the service provider space led to the restoration of revenue growth in Europe. Total revenues for the Americas increased 25.6% from fiscal year 2003 to 2004, however on a constant exchange rate basis, total Americas' revenues increased 42.4%. Although the U.S. dollar continued to devalue against the euro, we have experienced positive results in the Americas region that resulted from significant opportunities that came from newly developed strategic partner relationships, along with the slight recovery of the service provider space. Total revenues for Asia-Pacific decreased by 15.9% from fiscal year 2003 to 2004, while on a constant exchange rate basis, total Asia-Pacific revenues decreased by 6.5%. Despite the turnover of two of the three sales persons in the region during fiscal year 2004, the Asia Pacific region was still able to produce stable, but decreasing revenue results.

        On a constant exchange rate basis between fiscal year 2002 and 2003, total revenues for the year ended June 30, 2003 would have been €27.6 million. Total revenues for Europe decreased 26.3% from fiscal year 2002 to 2003 with no exchange rate impact. We were disappointed with the sales performance and put corrective actions in place during fiscal year 2004 to restore revenue growth. Total revenues for the Americas decreased 4.8% from fiscal year 2002 to 2003, while on a constant exchange rate basis, total Americas revenues increased 12.5%. Despite the negative exchange rate impact, we have experienced some positive benefits from the reorganization that we implemented during the first half of fiscal year 2003, along with positive penetration in the Americas' enterprise market. Total revenues for Asia-Pacific increased by 49.4% from fiscal year 2002 to 2003, while on a constant exchange rate basis, total Asia-Pacific revenues increased by 71.6%. We have experienced significant revenue growth from the reorganization that we implemented during the end of fiscal year 2002, along with positive penetration in the Asia-Pacific service provider market, particularly in terms of developing sound relationships with indirect channels and an intense focus on service providers.

License Revenues

        License revenues were €16.1 million, €13.2 million, and €18.3 million for the years ended June 30, 2004, 2003, and 2002, respectively.

        The 21.3% increase in license revenues from fiscal year 2003 to fiscal year 2004 was primarily due to the improved sales productivity in both the Americas and European regions, the development of new strategic partner relationships primarily in Americas, along with our ability to capitalize on sales opportunities in two relatively new sub-sectors of the service provider market: IP VPN and IP Telephony. License arrangements obtained through strategic partners have helped to reduce the sales lifecycle through heightened customer management, creating greater efficiencies and improved execution. On a constant exchange rate basis between fiscal year 2003 and 2004, license revenues for the year ended June 30, 2004 would have been €17.2 million.

        The 27.9% decrease in license revenues from fiscal year 2002 to fiscal year 2003 was primarily due to the unsuccessful implementation of our solutions-oriented sales model in Europe and the decline of the U.S. dollar against the euro, which were netted against a strong increase in license revenues in Asia-Pacific. On a constant exchange rate basis between fiscal year 2002 and 2003, license revenues for the year ended June 30, 2003 would have been €14.5 million.

Service Revenues

        Service revenues, including maintenance, training, and consulting services, were €12.6 million, €12.3 million, and €11.1 million for the years ended June 30, 2004, 2003, and 2002, respectively.

        The 2.7% increase from fiscal year 2003 to fiscal year 2004 was primarily due to the increase of maintenance revenues of 10.7% that resulted from both the increased install base and strong maintenance renewal rates, netted by a decrease in both consulting and training revenues of 15.5%. The decrease in consulting revenues resulted primarily from a shift in consulting projects to the Americas region, whose revenues experienced a negative impact from the devaluation of the U.S. dollar against the euro, while training revenues dropped as a result of our decrease of resources for our training program. On a constant exchange rate basis between fiscal year 2003 and 2004, service revenues for the year ended June 30, 2004 would have been €13.4 million.

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

Cost of Revenues

        Cost of revenues were €6.4 million, €7.1 million, and €7.1 million for the years ended June 30, 2004, 2003, and 2002, respectively. Cost of revenues decreased between fiscal year 2003 and 2004, which can be attributed to lower average customer service headcount and third party subcontract costs for €0.5 million and less third party product license fees of €0.2 million. Cost of revenues has been relatively flat between fiscal year 2002 and 2003, which is primarily due to our continued push to improve service margins.

        Cost of license revenues, as a percentage of license revenues, was 4.2%, 6.9% and 5.2% for the years ended June 30, 2004, 2003, and 2002, respectively. The percentage decrease in fiscal year 2004 compared with fiscal year 2003 was primarily due to lower variable royalty expenses that decreased from a favorable product mix. The percentage increase in fiscal year 2003 compared with fiscal year 2002 was primarily due to the decrease of license revenues coupled with certain royalty arrangements that are fixed in nature.

        Cost of service revenues, as a percentage of service revenues, was 45.4%, 50.6%, and 55.4% for the years ended June 30, 2004, 2003, and 2002, respectively. The percentage decreases were due to an increase in maintenance service revenues, which carry less cost of revenues than consulting and training revenues.

Sales and Marketing Expenses

        Sales and marketing expenses were €14.8 million, €16.5 million, and €16.6 million for the years ended June 30, 2004, 2003, and, 2002, respectively. The percentage decrease of 10.4% from fiscal year 2003 to fiscal year 2004 can be attributed to decreased headcount, along with a favorable foreign currency translation effect of €0.9 million. Sales and marketing was relatively flat between fiscal year 2002 and 2003, since we had maintained our annual spending on sales force and marketing/sales support teams along with discretionary marketing during this time. Headcount in selling and marketing as of June 30, 2004, 2003, and 2002 was 68, 76, and 84 employees, respectively.

Research and Development Expenses

        Research and development expenses were €6.1 million, €7.0 million, and €7.2 million for the years ended June 30, 2004, 2003, and 2002, respectively. The percentage decrease of 13.6% from fiscal year 2003 to fiscal year 2004 was primarily due to a reduction of technology acquisitions from €1.0 million to €0.0 million in fiscal year 2004. The percentage decrease of 2.8% from fiscal year 2002 to fiscal year 2003 was primarily due to a reduction of research and development personnel, netted by the increase in technology acquisitions of €0.8 million. Headcount in research and development as of June 30, 2004, 2003, and 2002 was 56, 47, and 63 employees, respectively.

General and Administrative Expenses

        General and administrative expenses were €4.3 million, €5.2 million, and €7.0 million for the years ended June 30, 2004, 2003, and 2002, respectively. The percentage decreases of 15.9% from fiscal year 2003 to fiscal year 2004 and 25.7% from fiscal year 2002 to fiscal year 2003 were due to the reduced headcount in administrative positions along with the continued reduction of legal and accounting fees. Headcount in general and administration as of June 30, 2004, 2003, and 2002 was 23, 23 and 35 employees, respectively.

Restructuring Charges

        During each year ended June 30, 2004, 2003, and 2002, we effected a reduction in workforce and adopted an office rationalization plan to re-focus our commercial activities and optimize office space in the U.S. and Germany. As a result of the restructuring plans, we accounted for restructuring charges of €2.5 million, €1.6 million and €1.7 million for the years ended June 30, 2004, 2003 and 2002, respectively. We do not expect to incur any additional significant restructuring charges in the near or mid-term.

Consulting Fee

        During the year ended June 30, 2002, we appointed a leading management consultancy firm, to help assess our global strategy and positioning. U.S. and European teams were selected and worked with our executives and employees to develop a three-year strategic plan that includes execution and implementation. During the year ended June 30, 2002, €0.8 million of consulting fees were incurred of which €0.1 million were included as part of the restructuring charges. We did not incur any significant consulting fees during the year ended June 30, 2004 and 2003. We do not expect to incur any additional significant consulting fees in the near or mid-term.

Impairment Charge for Goodwill

        During the year ended June 30, 2002, we reclassified the carrying value of the workforce as of July 1, 2001 into goodwill in accordance with a new accounting rule on goodwill in U.S. GAAP. In June 2002, we performed the annual impairment test of goodwill that resulted from our acquisition of TISS Intra GmbH and wrote-off its entire carrying value of €1.8 million. As a result of economic conditions in Central Eastern Europe, our future cash flows forecast for this reporting unit were lowered, which led to an impairment charge for the entire carrying value of the goodwill. We did not incur goodwill impairment charges during the year ended June 30, 2004 and 2003. We do not expect to incur any additional goodwill impairment charges in the near or mid-term.

Stock Compensation Expense

        Stock compensation expense totaled €44 thousand, €38 thousand, and €0.3 million for the years ended June 30, 2004, 2003, and 2002, respectively. During the year ended June 30, 2004, we incurred stock compensation from the re-measurement of certain stock options whose terms were modified by our board of directors. During the year ended June 30, 2003 and 2002, we incurred stock compensation charges primarily from the amortization of deferred stock compensation from pre-IPO stock options and warrants. Since September 2000, stock options and warrants have generally been issued at a price equal to the fair market value at the date of grant. Since all deferred compensation relating to stock options granted before September 2000 has been fully amortized, we do not expect any significant stock compensation expenses in the near term or mid-term, under the current U.S. GAAP accounting rules.

Other Income (expense)

        Other income (expense) was (€0.1 million), €0.8 million, and €1.5 million for the years ended June 30, 2004, 2003, and 2002, respectively. The decrease from fiscal year 2003 to fiscal year 2004 was primarily due to the lower income earned from a lower cash and cash equivalents coupled with the increased loss on disposals and impairment of fixed assets of €0.5 million, which resulted primarily from the office rationalization program in fiscal year 2004. The 46.7% decrease from fiscal year 2002 to fiscal year 2003 was primarily due to the lower income earned from a lower cash and cash equivalents balance.

Income Tax Expense

        We had income tax expense of approximately €0.3 million, €36 thousand and €12 thousand for the years ended June 30, 2004, 2003, and 2002, respectively. These amounts primarily represented withholding taxes on customer cash receipts, along with the fixed annual minimum income tax payable in various European countries. In addition, during the year ended June 30, 2004, we provided for €0.1 million to cover our estimated potential exposure to pay income taxes as a result of an on-going tax audit as of June 2004. We do not expect significant income tax expenses in the near term or mid-term.

Impact of Changes in Exchange Rates

        We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the euro, our financial reporting currency. A significant portion of our revenues and expenses are denominated in U.S. dollars and other non-euro currencies. Fluctuations in the value of the currencies in which we conduct our business relative to the euro have caused and will continue to cause euro-translated amounts to vary from one period to another. Also, currency rate movements on non-euro denominated assets and liabilities, including intercompany accounts, can result in the reporting of transaction gains or losses in our consolidated statement of operations. Foreign currency transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholders' equity. Our net exchange loss for the years ended June 30, 2004, 2003, and 2002 was €0.1 million, €0.2 million, and €0.7 million, respectively. These amounts represent both realized and unrealized gains or losses from foreign currency transactions or balance sheet items. Our foreign currency net investments are not hedged by currency borrowings and other hedging instruments. Due to the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future consolidated operating results.

Impact of Inflation

        We believe that inflation has not had a material effect on our consolidated results of operations during each of the three years ended June 30, 2004.

5.8    LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2004 and 2003, we had cash and cash equivalents amounting to €26.8 million and €37.9 million. As of June 30, 2004, cash and cash equivalents were held in euros, U.S. dollars, British pound and Singapore dollars for an amount equivalent to €22.8 million, €3.6 million, €0.3 million and €0.1 million respectively. As of June 30, 2003, cash and cash equivalents were held in euros, U.S. dollars and British pounds for an amount equivalent to €34.3 million, €2.9 million and €0.5 million respectively. We have financed our operations primarily through the sale of equity securities. On July 7, 2000, we completed an IPO of 6,000,000 common shares at the issue price of €12.80 per share. The net proceeds to us of the IPO were €68.7 million, after deduction of expenses of €8.2 million. During the years ended June 2004, 2003 and 2002, proceeds from the exercise of stock options and warrants for the subscription of shares were €0.3 million, €23 thousand, and €0.3 million, respectively. As of June 30, 2004, we have no indebtedness.

        As of June 30, 2004 and 2003, we had working capital, defined as current assets less current liabilities, of €31.0 million and €39.7 million, respectively. Cash, cash equivalents, and marketable securities were €32.7 million and €43.8 million as of June 30, 2003 and 2002, respectively. Because we do not yet generate a positive cash position from our operations, the main indicator of our liquidity is our net cash provided by financing activities, which includes funds from our capital increases. These have led to a significant positive cash position as of June 30, 2004 and 2003.

        For the years ended June 30, 2004 and 2003, we had Days Sales Outstanding ("DSO") of 107 and 75 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by annual revenues, which is then multiplied by the number of days in the given year. This rise in our DSO primarily resulted from exceptionally strong cash collection during the last months of fiscal year 2003, along with an increase of billings in fiscal year 2004. We expect that we will return to and maintain our normal DSO level at around 90 days during fiscal year 2005.

        Net cash used by operating activities was €6.5 million, €7.5 million, and €5.3 million for the years ended June 30, 2004, 2003, and 2002, respectively. The decrease in cash used by operating activities from fiscal year 2003 to 2004 can be attributed to a significantly lower net loss, netted by the lower cash receipts on revenues in fiscal year 2004. During the year ended June 30, 2004, €2.5 million of cash was spent on restructuring charges. The increase in cash used by operating activities from fiscal year 2002 to 2003 was primarily due to a higher net loss in fiscal year 2003, excluding non-cash items such as the write-off of goodwill and stock compensation expenses. During the year ended June 30, 2003, €3.7 million of cash was spent on exceptional operating activities, which includes technical acquisitions, payment on restructuring charges and consulting fees.

        Net cash used by investing activities was €0.6 million, €1.6 million, and €7.6 million for the years ended June 30, 2004, 2003, and 2002, respectively. For the year ended June 30, 2004, investing activities primarily consisted of the €0.1 million purchase of shares in Network Physics and the acquisition of computer and office equipment. For the year ended June 30, 2003, investing activities primarily consisted of the €0.9 million purchase of shares in Network Physics and the acquisition of computer and networking equipment. For the year ended June 30, 2002, investing activities primarily consisted of the €6.0 million purchase of a marketable security, KLEBER 2006, and the acquisition of computer and networking equipment and leasehold improvements for new office space.

        Net cash (used) generated by financing activities was (€4.0 million), (€3.0 million), and €28 thousand for the years ended June 30, 2004, 2003 and 2002, respectively. Net cash used by financing activities for the year ended June 30, 2004 primarily consisted of €4.3 million for purchase of treasury stock net of proceeds from issuance of stock options and warrants. Net cash used by financing activities for the year ended June 30, 2003 primarily consisted of the €2.7 million purchase of treasury stock net of proceeds from issuance of treasury stock and the €0.3 million final repayment of the ANVAR cash advance. Net cash generated by financing activities for the year ended June 30, 2002 primarily consisted of the €259 thousand partial repayment of the ANVAR cash advance and the €287 thousand proceeds from exercise of stock options and from subscription and exercise of warrants.

        As of June 30, 2004, we had available net operating loss carry forwards of approximately €46.5 million. Of these net operating loss carry forwards, €23.3 million will expire between the years ended June 30, 2013 and 2024 and €23.2 million have no expiration date. They are subject to review and possible adjustment by the appropriate tax authorities.

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

Revenue recognition

        Our revenue recognition policy is significant because revenue is a key component of our results of operations.

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

        Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels. Payments for maintenance fees (on initial or renewal orders) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance sold. Revenues from purchase orders received for consulting, training and other support services are generally recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between our resellers and us. End-users either enter into a service contract directly with us or with a reseller. We account for the reimbursement of "out-of-pocket" expenses as service revenues, as these costs are incurred.

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

        All our assets and liabilities and our subsidiaries with functional currencies other than euro are translated into euro equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) shareholder's equity accounts at historical exchange rates. Generally, transaction gains or losses are reflected in net income (loss). Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of shareholder's equity.

5.10    TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

        The implementation of International Financial Reporting Standards ("IFRS") is mandatory for each fiscal year starting on or after January 1, 2005, for all publicly traded companies governed by the law of a Member State of the European Union. We currently report our results in French and U.S. GAAP to the French and American financial markets, respectively. The implementation of IFRS will replace our French GAAP consolidated financial reporting in fiscal year 2006. In regards with our reporting to the American market, we currently intend to continue to report in U.S. GAAP, but may elect to apply IFRS and provide a reconciliation between U.S. GAAP and IFRS.

Internal organization

        During fiscal year 2004, we launched a project in order to prepare for the transition to IFRS. The objectives of this project are (i) to ensure the proper and timely implementation of IFRS, (ii) to decide on accounting options, (iii) to report to our Audit Committee & executive management team and (iv) train our finance and accounting staff on IFRS accounting policies ("IFRS project"). Since we have a fairly centralized finance and accounting team, our Vice-President of Finance, under the direct supervision of our Chief Financial Officer, manages the IFRS project.

        The initial phase of the IFRS project (the so-called "diagnosis phase") started in fiscal year 2004 in order to identify the possible differences between IFRS and our accounting standards currently applied. We organized training sessions for certain members of our finance and accounting teams and have hired a third party consultant to assist us. In addition, we have had some informal discussions with our independent auditors on the impact of IFRS.

Impact of the standards

        A certain number of standards have not yet been finalized or have been only recently finalized, while others have not been yet approved by the European Commission, including (i) IFRS 3 regarding business combinations and the related modifications to International Accounting Standard ("IAS") 36 (impairment of assets) and IAS 38 (intangible assets), (ii) IFRS 5 relating to the disposal of non-current assets and presentation of discontinued operations and (iii) revisions to IAS 39 (macro-hedging).

        IFRS 1, which sets forth the procedures that an entity must follow when it adopts IFRS for the first time, provides for a certain number of options, which we are currently studying.

        Otherwise, based on the IFRS voted by the International Accounting Standards Board ("IASB") and the proposals under examination, differences may impact our current French GAAP accounting policies, which include primarily:

  •
  financial statement presentation will be made in accordance with IFRS, which may lead to certain consolidated balance sheet and income statement reclassifications in comparison to French GAAP;

  •
  development costs, which are currently recorded as expenses under French GAAP, will have to be recorded in conformity with IAS 38 by capitalizing such costs only after technical and commercial feasibility of the asset for sale or use have been established;

  •
  stock compensation costs, which are currently not recorded as expenses under French GAAP, will have to be recorded in conformity with IFRS 2 by recognizing costs for share-based payment transactions, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the entity; and

  •
  IAS 39, which the European Union has not yet adopted, provides that unrealized gains or losses on available-for-sale financial assets shall be recognized directly in equity, through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative unrealized gain or loss previously recognized in equity shall be recognized in profit or loss. Currently, we record any such unrealized gains and losses under French GAAP in our income statement

        Due to the measures that we have implemented, an opening balance sheet as of July 1, 2004, adjusted in conformity with IFRS, should be prepared and available at the same time as the publication of the financial statements for fiscal year 2005, which will be published in French standards for the last time. Following such date, interim financial statements in fiscal year 2006 will be prepared in conformity with IFRS. Comparative information for prior periods, as adjusted to reflect the accounting standards used in fiscal year 2005, will also be made available.

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

  •
  the assumption that we shall implement and continue to develop fruitful strategic partnerships;

  •
  the risk that the telecommunications market will continue to be unstable;

  •
  the assumption that we will continue to obtain third-party software licenses on commercially reasonable terms;

  •
  the risk that we may fail to develop new technologies, or to develop and deploy new product releases or enhanced products on a timely basis; and

  •
  the risk that we may fail to adequately protect our intellectual property or trademarks

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

        On July 27, 2004, we announced that our results for the fourth quarter and fiscal year 2004 demonstrated our success in meeting and exceeding our targets, delivering on all of our our 3-years strategic plan goals and positioning ourselves for accelerated growth in the coming years. We look to fiscal year 2005 with confidence, driving forward a company characterized by superior positioning, execution and vision. We expect to continue to yield success from our business partnership strategy in fiscal year 2005, resulting in significant new sources of revenue and generating further strategic partnerships through increased market visibility. In order to build upon our success and expand our leadership in the market, we will be making additional investments in our research and development and sales and marketing teams during the first quarter of fiscal year 2005, enabling ourselves to further strengthen our competitive advantages.

        In addition, we announced on July 27, 2004, that based on our strong results for the last three consecutive quarters of fiscal year 2004, a proven strategy and stronger corporate structure, we have a positive and confident outlook for the fiscal year 2005. We expect momentum to continue into the first quarter of fiscal year 2005 and, with a number of deals already booked in July 2004, we believe that we will achieve revenues for the first quarter of fiscal year 2005 of between €7.2 and €7.6 million, representing a year-on-year increase of approximately 25%. We do not expect to record positive EBITDA in the first quarter of fiscal year 2005. Starting in the second quarter and for the fiscal year 2005, we expect to achieve a positive EBITDA performance. In conclusion, fiscal year 2004 can be seen as the year of our successful turnaround and the outlook for fiscal 2005 is very promising.

        On September 20, 2004, we conducted a SFAF meeting, during which we communicated on our opinion of our estimated addressable market. For the year 2003, we estimated that the total addressable market for IP Network Performance was at €850 million. For the year 2005, we anticipated a growth of more than 40% of our addressable market in the amount of approximately €1.2 billion. This includes the Server Management sector for €110 million, the IP Telephony sector for €120 million, the IP VPN sector for €120 million and the remaining IP Network Performance sector.

5.12    OFF-BALANCE SHEET COMMITMENTs

        The following table represents our contractual obligations as of June 30, 2004:

		Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Long-term debt obligations	€—	€—	€—	€—	€—
Capital finance lease obligations	—	—	—	—	—
Operating lease obligations	4,541	1,358	2,589	594	—
Purchase obligations	486	486	—	—	—
Other long-term liabilities	113	23	32	—	58

	€5,140	€1,867	€2,621	€594	€58

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        In accordance with French law governing a société anonyme, our affairs are managed by our board of directors, which determines our strategy and oversees its implementation, along with our Chairman (Président du Conseil d'administration). Our statuts grant the Chief Executive Officer full executive authority to manage our affairs, subject to prior authorization of the board of directors or the general shareholders' meeting for certain decisions designated by law. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split these functions between two different persons (the Chairman of the board and another natural person bearing the title of Chief Executive Officer or "Directeur Général"). Our statuts were modified at our general shareholders' meeting on December 13, 2001, to provide for such a choice. (See "Item 10.2.2 General Shareholders' Meeting"). The board of directors has decided to split these two functions on July 21, 2004, which are currently performed respectively by Mr. Alain Tingaud and Mr. Gad Tobaly.

6.1    BOARD OF DIRECTORS

        Currently, the board of directors consists of six members of which five are considered independent (i.e. with no relation of whatever nature with us or our management, which may influence their judgment. This is in accordance with the definition as proposed by the French Rapport Bouton dated September 23, 2002, which provides for recommendations on corporate governance). Our statuts currently provide that our board of directors shall consist of between three and eighteen members elected by a general shareholders' meeting. Each director must own at least one of our shares. Our statuts provide that each director is elected for a term of one year, which may be renewed. Our board of directors has met nine times during the course of fiscal year 2004. Our directors' attendance rate to the nine board meetings held during the course of fiscal year 2004 was 92%. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of the senior management team. None of our directors were appointed by employees and there are no advisors within the board of directors.

        The board of directors intends to adopt internal regulations which would, among other things, provide for measures aimed at evaluating the board of directors' performance.

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

        In consideration of their services on the board, directors are entitled to receive jetons de présence (directors' fees. The total annual amount of jetons de présence is fixed by the general shareholders' meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. In April 2001, the compensation committee and the board of directors discussed and adopted rules determining the directors' fees allocation. These rules are updated from time to time. They currently provide for a fixed and a variable remuneration to be allocated to directors according to their regular attendance to board meetings and active participation in one or several committees.

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

        French law and our statuts permit the board of directors to appoint up to five persons to whom the board of directors may delegate general or specific powers ("Directeurs Généraux Délégués"). The Chief Executive Officer proposes the Directeurs Généraux Délégués and the board of directors determines their specific management powers and responsibilities. Under French law and our statuts, a Directeur Général Délégué, like the Chief Executive Officer, has broad powers to represent and bind us in dealing with third parties. The Directeur Général Délégué may be removed by the board of directors at any time upon the proposal of the Chief Executive Officer. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001.

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

        Under French law and our statuts, our board of directors must give prior authorization for any security, pledge or guarantee by us. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, this security, pledge or guarantee shall have no effect to us.

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

        The French Commercial Code requires directors, Directeur Général, one of its Directeurs Généraux Délégués, one of our shareholders having a fraction of the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering either directly or indirectly, personally or through an intermediary, entering into an agreement with the company, to inform the company's board of directors as well as its independent auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general shareholders' meeting for approval once entered into, upon presentation of a special report from the independent's auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at our request or any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board except when they are not significant for any parties because of their purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board and to the independent auditors.

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

        The table below sets forth, as of September 10, 2004, the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in the table below.

Name (Year of birth)	Date of appointment		Term expiry date(1)	Current title with InfoVista	Main occupation outside InfoVista		Other positions or employment
Alain Tingaud (1954)	1995		Dec. 2004	Chairman and Director			•	Director of InfoVista Corp., InfoVista UK Ltd and InfoVista (Asia-Pacific) Pte Ltd and President of InfoVista Enterprise Solutions.
							•	Director of Mediapps S.A., Château-On-line S.A., MANEOS ltd, RealViz S.A., Ecensity Corp.,
Jean-Paul Bernardini (1962)	1998	(2)	Dec. 2005	Director
Guy Dubois (1954)	2003		Dec. 2004	Director	•	Executive Vice-President International Operations at PeopleSoft International
Herbert May (1949)	2000		Dec. 2004	Director	•	Management Consultant in Strategy, Marketing, Multimedia Telecommunications, and Information Technology	•	Director of In-Fusio, Versant, Gate5, Netlinx and o3sis
Hubert Tardieu (1945)	1998		Dec. 2004	Director	•	Executive Vice-President of Global Systems Integration at Atos Origin
Peter Waal (1932)	2000		Dec. 2004	Director	•	Principal of Waal Associates (consulting)	•	Advisor of TelOptica, Inc

(1)
Extension of the terms of office of the directors will be proposed during the next general shareholders' meeting called to approve our financial statements for the year ended June 30, 2004.
(2)
Mr. Bernardini has been appointed as a Director by the shareholders' meeting dated June 14, 2004. He had been a director of the Company from May 23, 2000 to December 15, 2003.

Directors Business Activities

        Alain Tingaud has served as Chairman since 1995 (this mandate was renewed by the board of directors on December 15, 2003). He has also served as Chief Executive Officer from 1995 to July 21, 2004. Since 1998, he has substantially devoted all his professional time to our business. From 1991 to 1995, Mr. Tingaud was the Chairman and Chief Executive Officer of ARCHE Communications, which has been a subsidiary of Siemens since 1995. From 1995 to 1998, Mr. Tingaud held various other positions within the Siemens group, including Chairman and Chief Executive Officer of Groupe Siemens Nixdorf France S.A. (1997-1998) and of Siemens Business Service France S.A. (1996-1998). From 1987 to 1991, Mr. Tingaud held various positions at 3Com, including Vice-President of 3Com Southern Europe and Vice-President of Strategy & Business Development. Mr. Tingaud created Alain Tingaud Innovations EURL and that company is a director of Mediapps, Château-on-line, Maneos Ltd, RealViz S.A. and Ecensity Corp. Mr. Tingaud is also a director of InfoVista Corp, InfoVista UK, InfoVista (Asia-Pacific) Pte Ltd and Chairman of the board of directors of InfoVista Enterprise Solutions. Mr. Tingaud holds a diploma in Technology from the University of Poitiers.

        Mr. Tingaud may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.

        Jean-Paul Bernardini has served within the Private Equity sector for the past 15 years. Until recently, he was a partner at PAI, one of Europe's largest players in the sector. During his term at PAI, he successfully managed the investments within sectors as diversified as transportation, construction, computer services, software, telecommunication, electronics and electric equipment.

        Mr. Bernardini can be contacted at 9, boulevard du Château, 92200 Neuilly sur Seine, France.

        Herbert May is a management consultant and investor. He specializes in strategy, sales, multimedia, telecommunications, and information technology. He is a director of In-Fusio, Versant, Gate5, Netlinx and o3sis.

        Mr. May may be contacted at Management Beratungs und Beteiligungs-GmbH, Johannisstr. 20, D-10117 Berlin, Germany.

        Hubert Tardieu is Executive Vice-President Global Systems Integration at Atos Origin.

        Mr. Tardieu may be contacted at Atos Origin, Tour Horizon, 64 rue du 8 mai 1945, 92025 Nanterre Cedex, France.

        Peter Waal is one of the senior partners of Waal Associates, a consulting firm specializing in telecommunications. He also currently serves on the Technical Advisory Board of Teloptica Inc.

        Mr. Waal may be contacted at PO Box 796249, Dallas, TX 75379-6249, USA.

        Guy Dubois is Executive Vice-President International Operations at PeopleSoft International.

        Mr. Dubois may be contacted at 8, rue Dupont des Loges, 75007 Paris, France.

6.2    EXECUTIVE OFFICERS

        The table below shows, as of September 10, 2004, the name and year of birth of each of our executive officers (Executive Committee members) and their responsibilities at our company.

Name (Year of birth)	Initially appointed	Current position with InfoVista
Gad Tobaly (1963)	2004	Directeur Général Chief Executive Officer
Philippe Ozanian (1963)	2000	Directeur Général Délégué Chief Financial Officer Executive Vice-President
Manuel Stopnicki (1963)	1995	Chief Technical Officer Executive Vice-President

        As of September 10, 2004, no family relationships existed between any of the persons listed in this table. In addition, none of our company's material assets were employed by any of our executive officers, directly or indirectly.

Executive Officers' Biographies

        Gad Tobaly was appointed Directeur Général by the board of directors on July 21, 2004. Prior to this appointment, Mr. Tobaly served as Chief Operations Officer. Prior to joining InfoVista in January 2004, Mr. Tobaly was Senior Vice President & General Manager at Computer Associates from 1999 to 2003. Mr. Tobaly joined Computer Associates in the U.S. upon the acquisition of Platinum Technology, Inc, of which he was Chief Executive Officer for France from 1996 to 1999. Mr. Tobaly earned mathematics and physics degrees from the Paris Jussieu University and has a Masters degree in management information systems from Paris-Dauphine University.

        Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001 (this mandate was renewed by the board of directors on December 15, 2003) and serves as Chief Financial Officer and Executive Vice-President. Prior to joining InfoVista S.A. in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in law, a Masters in Management and further postgraduate studies in law and management. Mr. Ozanian is a director of InfoVista Corp., InfoVista (Asia-Pacific) Pte Ltd, InfoVista BNL, InfoVista GmbH, InfoVista UK Ltd and InfoVista Enterprise Solutions.

        Manuel Stopnicki has served as Chief Technology Officer and Executive Vice-President since June 1995. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987-1995), the software service company that was the predecessor company to InfoVista S.A. Mr. Stopnicki is a graduate of Ecole Supérieure d'Informatique in Paris with a Masters in Engineering and Computer Science. Mr. Stopnicki is a director of InfoVista Enterprise Solutions.

        All of our executive officers may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.

6.3    CORPORATE GOVERNANCE

        On January 11, 1999, we established three committees of the board of directors.

6.3.1    Audit Committee

        The board of directors has an audit committee, which meets at least four times a year, comprised of Messrs. Bernardini and Waal, whom we consider to be independent board directors. This committee is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The audit committee established by the board of directors is in compliance with generally accepted business practices in France. For this reason, on September 7, 2000, we were granted a permanent exemption from Nasdaq's Independent Director and Audit Committee requirements.

        During the year ended June 30, 2004, the Audit committee met four times and its two members attended all meetings. Over the same period, the committee's main activities consisted in advising and assisting the board of directors with the monitoring of:

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

        The audit committe includes a financial expert, Mr. Bernardini, as defined in Item 16A of Form 20-F. Mr. Bernardini is considered to be an independent board director.

        The audit committee adopted a charter defining its role, responsibilities and rules of organization. This charter was approved by the committee and the board of directors on July 21, 2004.

6.3.2    Compensation Committee

        The board of directors has a compensation committee, comprised of Messrs. Bernardini, Dubois and May, whom we consider to be independent board directors. The compensation committee meets at least four times a year and is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.

        During the year ended June 30, 2004, the members of the compensation committee had nine meetings, with a 97% attendance rate. The mission of the compensation committee primarily consists of examining, verifying and/or proposing mainly the following:

  •
  Ensure fair compensation for our executive officers;

  •
  Ensure proper establishment of the variable compensation in line with our objectives and market conditions;

  •
  Ensure proper balance between the fixed and variable compensation of our executive officers, making certain that their variable salaries are based on clearly defined objectives that are aligned with the strategies as set forth by our board of directors;

  •
  Review stock options to be granted to executive officers and employees along with the establishment of their terms and conditions;

  •
  Review warrants to be issued to our board directors and their applicable terms and conditions;

  •
  Review our fixed and variable salary policies and ensure that it is consistent with our objectives; and

  •
  Implement innovating ideas to compensate and retain our key officers and employees.

        The compensation committee adopted a charter defining its role, responsibilities and rules of organization. This charter was approved by the committee and the board of directors on July 21, 2004.

6.3.3    Investment Committee

        The board of directors has an investment committee, comprised of Messrs. Dubois, May, Tardieu and Waal, whom we consider to be independent board directors, which is responsible for defining general investment priorities, including potential acquisitions, our goals for return on equity, and financial oversight procedures.

        The investment committee meets on an "as-needed" basis to review certain technology acquisition projects and the decisions to purchase shares in Network Physics and related opportunities. During the year ended June 30, 2004, the investment committee did not conduct any meetings.

        The investment committee adopted a charter defining its role, responsibilities and rules of organization. This charter was approved by the committee and the board of directors on July 21, 2004.

6.4    (RESERVED)

6.5    COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS ("MANDATAIRES SOCIAUX")

        During the year ended June 30, 2004, the board of directors have not received any benefits in kind but have received fees relating to services rendered during fiscal years 2004 and 2003, within the limits specified by the shareholders during the general shareholders' meeting held on December 13, 2001. At the general shareholders' meeting held on December 13, 2001, the shareholders approved jetons de presence of €150,000 as the amount that may be allocated to the directors for the year ended June 30, 2002 and for every fiscal year thereafter until a contrary decision of the shareholders is made, and granted the board of directors full authority to allocate these fees between directors, in full or in part, in accordance with the terms to be established by the board of directors.

        During the year ended June 30, 2004, the fees paid to non-executive directors for services rendered during the year ended June 30, 2003 amounted to €28,125. The fees paid to non-executive directors for services rendered during the year ended June 30, 2004 amounted to €75,000 (€60,000 paid during the year ended June 30, 2004 for services rendered during the first three quarters of that fiscal year and €15,000 paid during the fiscal year 2005 for services rendered during the last quarter of the year ended June 30, 2004).

        The table below sets out the compensation and benefits paid to the mandataires sociaux during fiscal year 2004, and the directors' fees paid during fiscal year 2004 for service rendered during fiscal year 2004 and fiscal year 2003.

	Gross compensation (including variable component)	Other benefits	Fees paid for services rendered during fiscal year 2004	Fees paid for services rendered during fiscal year 2003	Total payments
Alain Tingaud	€261,690 (58,887)	€19,492	€—	€—	€281,182
Philippe Ozanian	197,584 (50,625)	38,655	—	—	236,239
Didier Lesteven	185,574 (42,333)	180,794	—	—	366,368
Jean-Paul Bernardini	—	—	6,925	4,854	11,779
Bruce Cohen	—	—	6,425	4,604	11,029
Marco Landi	—	—	6,425	4,604	11,029
Herbert May	—	—	12,308	4,854	17,163
Guy Dubois	—	—	5,050	—	5,050
Hubert Tardieu	—	—	11,308	4,604	15,912
Peter Waal	—	—	11,558	4,604	16,162

Total	€644,848 (151,845)	€238,941	€60,000	€28,125	€971,913

        The aggregate amount of gross compensation that we paid to our executive officers as a group (5 persons in all during the year ended June 30, 2004 and 4 persons in all as of June 30, 2004), for services in all capacities during the year ended June 30, 2004 was €1,195,988. Part of this amount was in the form of performance-related bonuses paid to our executive officers, the calculation of which is based on revenues. The compensation of our executive officers and key personnel is proposed or reviewed by the compensation committee of the board of directors. See "Item 6.3.2. Corporate Governance—Compensation Committee" above.

        There are currently no director's service contracts between any of our directors and us that provide for benefits upon termination of employment.

        However, Mr. Tobaly is entitled to receive compensation equal to 12 months of his compensation, and fully accelerated vesting of his stock options, if we terminate his employment other than for cause. Mr. Ozanian is also entitled to receive compensation equal to 12 months of his compensation if we terminate his employment other than for cause, or if he resigns because of a change in his position or responsibilities.

        The following table sets out the holdings of shares, stock options and warrants by directors and executive officers as of September 10, 2004.

Security type	Directors(1)		Executive Officers(2)
Options(3)	130,755	(4)	1,174,568	(5)
Warrants(3)	224,998	(6)	1,000	(7)
Shares	1,245,682		30,533

Total	1,601,435		1,206,101

(1)
6 persons including 1 Executive Officer
(2)
3 persons
(3)
Number of issuable shares
(4)
The exercise price of these stock options is €2.15; they will expire on August 19, 2011
(5)
The exercise price of these stock options varies between €1.52 and €4.88; they will expire between April 9, 2007 and August 17, 2014, according to the grant dates
(6)
The exercise price of these warrants varies between €1.52 and €4.31; they will expire between August 13, 2005 and February 10, 2008, according to the grant dates
(7)
The exercise price of these warrants is €2.44; they will expire on August 13, 2005

        During year ended June 30, 2004, the board of directors granted a total of 251,761 stock options giving right to subscribe for the same number of shares to three mandataires sociaux as follows:

	Total number of stock options granted during fiscal year 2004
Mandataire Social			Exercise price per share	Expiration date of the stock options
	total	per date of grant
Alain Tingaud	130,755	130,755 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2011
Didier Lesteven	63,529	63,529 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2011
Philippe Ozanian	57,477	27,477 (Board Aug. 19, 2003) 30,000 (Board Aug 19, 2003)	€2.15	Aug. 19, 2011 Aug. 19, 2013

        The table below indicates the information, which relates to the ten employees who were granted the greatest number of stock options during year ended June 30, 2004:

	Total number of stock options granted during fiscal year 2004
Name of the 12 employees			Exercise price per share	Expiration date of the stock options
	total	per date of grant
Gad Tobaly	400,000	400,000 (Board Feb. 16, 2004)	€3.94	Feb. 16, 2014
Julien Dahan	88,353	88,353 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2013
Rick Lanpher	60,000	60,000 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2011
Jean-Luc Valente	60,000	60,000 (Board Jun 2, 2004)	€3.76	Jun. 2, 2014
Joe Bergera	58,543	58,543 (Board Aug. 19, 2003 and February 16, 2004)	€2.15	Aug. 19, 2011
Manuel Stopnicki	52,091	52,091 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2013
Serge Adda	35,000	35,000 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2013
Serge Genetet	30,682	30,682 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2013
Jack Allen	30,000	30,000 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2011
Jean-François Allot	20,000	20,000 (Board Aug. 19, 2003)	€2.15	Aug. 19, 2013
Ranadeep Ray	20,000	20,000 (Board Feb. 16, 2004)	€3.94	Feb. 16, 2014

        The table below indicates the information which relates to the employees, among the ten above listed, who exercised the greatest number of stock options during the year ended June 30, 2004:

	Total number of shares exercised during fiscal year 2004
Name of the employees			Exercise price
	total	per date of grant
Rick Lanpher	18,715	18,715 (Board Feb. 10, 2003)	€1.52
Joe Bergera	17,500	12,500 (Board May 13, 2002)	€2.80
		5,000 (Board Feb. 10, 2003)	€1.52

6.6    OPTIONS AND WARRANTS TO SUBSCRIBE / PURCHASE OUR SECURITIES

6.6.1 Options giving the right to subscribe for new shares

        We currently have three stock option plans giving the right to subscribe for new shares. The following discussion has been adjusted to reflect the 1:2 reverse stock split approved by our shareholders on May 25, 2000.

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

Name of Plan	Date of shareholders authorization	Date of expiry of authorization	Number of issuable shares authorized(1)
1999 Plan	April 9, 1999	April 9, 2004	1,126,000
2000 Plan	December 9, 1999 May 11, 2000	December 9, 2004 December 9, 2004	250,000 500,000
2001 Plan(2)	December 18, 2000	December 18, 2005	2,000,000

(1)
When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.
(2)
The 2001 Plan as modified was ratified by the general shareholders' meeting of December 13, 2001.

Vesting information

        Under each Plan, each year after the date of grant, the holder may exercise 25% of the total number of stock options held. Under all the other plans, the vesting rules are generally that the holder may exercise 25% of the options after the first anniversary of the date of grant, 50% after the second anniversary of the date of grant, 75% after the thirtieth month (2 1/2 years) of the date of grant and 100% after the third anniversary of the date of grant. Under all the plans, the board of directors has the right to vary these dates and percentages either at the date of grant or at any time thereafter with the consent of the stock option holder.

        However, our board of directors decided to modify the above vesting rules of certain stock options granted on August 19, 2003, giving the right to subscribe for 330,830 shares. These stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach break even point ("adjusted net profit"), or under the terms of the 2000 Plan.

Grant information

        The following table sets out the key dates and figures relating to the grant of stock options as of September 10, 2004 (as adjusted for the reverse stock split of May 25, 2000).

Grant dates	Period during which stock option-holder may exercise stock options	Exercise Price per stock option in €(1)	No. of issuable shares
1999 Plan
April 9, 1999	April 2000 - April 2007	1.77	387,162
July 9, 1999	July 2000 - July 2007	1.77	63,750
October 28, 1999	October 2000 - October 2007	3.05	65,626
January 28, 2000	January 2001 - January 2008	4.88	43,250
March 31, 2000	March 2001 - March 2008	12.20	5,500
August 19, 2003	August 19, 2004 - August 19, 2011	2.15	133,500
February 16, 2004	February 2005 - February 2012	3.94	22,200

Totals per plan			720,988

2000 Plan
January 28, 2000	January 2001 - January 2008	4.88	41,625
March 10, 2000	March 2001 - March 2008	12.20	34,500
March 31, 2000	March 2001 - March 2008	12.20	30,750
October 19, 2000(2)	October 2001 - October 2008	38.50	1,000
February 10, 2003	February 2004 - February 2011	1.52	100,000
August 19, 2003	August 2004(7) - August 2011	2.15	302,358
August 17, 2004	August 2005 - August 2012	3.42	218,000

Totals per plan			728,233

2001 Plan
January 24, 2001(3)	January 2002 - January 2011	31.00	16,500
April 23, 2001(4)	April 2002 - April 2011	10.83	26,600
June 20, 2001(5)	June 2002 - June 2011	8.14	39,650
September 26, 2001	September 2002 - September 2011	2.44	8,600
December 13, 2001	December 2002 - December 2012	4.26	12,200
May 13, 2002(6)	September 2001 - May 2012	2.80	609,560
August 8, 2002	August 2003 - August 2012	1.84	300,000
February 10, 2003	February 2004 - February 2013	1.52	121,000
February 16, 2004	February 2005 - February 2014	3.94	430,000
June 2, 2004	June 2005 - June 2014	3.76	81,200
August 17, 2004	August 2005 - August 2014	3.42	243,100

Totals per plan			1,888,410

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
(7)
249,358 of these stock options were granted to seven employees with a modification to the Plan vesting period. The stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach break even point ("adjusted net profit"), or under the terms of the 2000 Plan.

        Under French law, we cannot grant stock options to members of the board of directors (other than the Chairman and/or Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 1999 Plan and the 2000 Plan have a maximum term of eight years and all stock options granted under the 2001 Plan have a maximum term of ten years. If stock option holders that are French residents and are subject to paying social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during the period of the options, such person's stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.

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

        On July 23, 2001, the board of directors resolved, under certain conditions, to make available to employees holding stock options with an exercise price higher than € 30.00 per share, an offer to surrender all or some of the stock options granted to them on or after September 1, 2000, without limitation as to exercise price. In exchange, under certain conditions, such employees were granted new stock options giving the right to subscribe to the same number of shares as the surrendered stock options by the board of directors, on May 13, 2002. The exercise price for the new stock options was fixed at € 2.80 in accordance with the rules of the 2001 Plan and otherwise subject to the conditions set forth in the Schedule TO filed with the Securities and Exchange Commission ("SEC") on August 30, 2001, the commencement date of the offer period. 1,021,945 stock options in total were eligible for cancellation of which 950,265 stock options were cancelled under the terms of the offer. On May 13, 2002, 884,365 stock options were re-granted.

        Stock options generally expire thirty days after we receive or give notice of a stock option holder's termination of employment. In the past, the board of directors has modified this expiration term for certain employees. As of September 10, 2004, stock options giving the right to subscribe to 309,250 shares were subject to such modifications.

6.6.2    Options giving the right to purchase existing shares

        We currently have two stock option plans giving the right to purchase existing shares. Pursuant to the authorizations granted by the general shareholders' meeting held on December 5, 2002 and by the general shareholders' meeting held on December 15, 2003 giving the right to purchase up to an aggregate of respectively 300,000 existing shares and 480,000 existing shares, our board of directors adopted a plan on August 19, 2003 ("2003 Plan"), and a second plan on August 17, 2004 ("2004 Plan").

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

        The following table sets forth the key dates and figures relating to the authorization of our stock option plans as of September 10, 2004.

Name of Plan	Date of shareholders authorization	Date of expiry of authorization	Number of issuable shares authorized(1)
2003 Plan	December 5, 2002	February 4, 2006	300,000
2004 Plan	December 15, 2003	February 14, 2007	480,000

(1)
When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.

Vesting information

        Under the 2003 and 2004 Plan, the vesting rules are generally that the holder may exercise 25% of the stock options after the first anniversary of the date of grant, 50% after the second anniversary of the date of grant, 75% after the thirtieth month (2 1/2 years) of the date of grant and 100% after the third anniversary of the date of grant. Under all the plans, the board of directors has the right to vary these dates and percentages either at the date of grant or at any time thereafter with the consent of the stock option holder.

Grant information

        The following table sets out the key dates and figures relating to the grant of stock options as of September 10, 2004 (as adjusted for the reverse stock split of May 25, 2000)

Grant dates	Period during which stock option-holder may exercise stock options	Exercise Price per stock option	No. of issuable shares
2003 Plan
August 19, 2003	August 19, 2004 - August 19, 2013	€2.15	295,180

Total per plan			295,180

2004 Plan
August 17, 2004	August 17, 2005 - August 17, 2014	€3.92	156,200

Total per plan			156,200

        Under French law, we cannot grant stock options to members of the board of directors (other than the Chairman and/or Chief Executive Officer or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 2003 and 2004 Plan have a maximum term of ten years. If stock option holders who have to pay social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during his or her employment, such person's stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.

        If a stock option holder who is subjected to social charges in France at the date of grant of stock options, sells or otherwise transfers the shares resulting from an exercise of such stock options prior to the expiration of the applicable holding period, the employer is required to pay French social contributions and certain salary-based taxes, which may represent, for us, approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date. The law is consistent with French personal income tax law pursuant to which the difference between the stock option exercise price and the fair value of the shares at the exercise date is treated as salary income if the shares are sold or otherwise disposed of within the said holding period. This rule applies to all our stock options, whatever the grant date. Because our existing stock option plans are not structured to enforce this holding period, if any of our stock option holders exercise stock options and sell the resulting shares before the end of the relevant holding period, we could be required to pay French social charges to the French government on the resulting taxable income to those stock option holders. For stock options granted under the 2003 and 2004 Plans, the holding period is four years from the date of grant.

6.6.3    Warrants

        We have issued eight series of warrants, three of which remain outstanding. Most of the warrants were issued to current shareholders and/or executive officers and/or directors. However, Mr. Gilles Assant holds 8,000 warrants, Mr. Robert Troy was granted 10,000 warrants and Mr. Ozanian, who has subsequently become an employee, was granted 2,000 warrants, all of which may be exercised for shares in a two-to-one ratio; Mr. P. Balachandran holds 15,000 warrants and Mr. Frank Chen 10,000 warrants (one warrant giving the right to subscribe for one share).

        The key dates and figures relating to the warrants as of September 10, 2004 are set out in the following table.

Name of series	Date of shareholders' authorization	Period during which holder may exercise warrants	Maximum no. of shares authorized by the shareholders	Maximum no. of issuable shares		Subscription price in		Exercise price per warrant in €(1)		No. of warrants granted to executive officers	No. of executive officers concerned
Series C	December 9, 1999	December 9, 1999 to December 9, 2004	50,000	28,750	(2)	€0.02		€4.88		1,000	1
Series E	December, 13 2001	February 7, 2002 to February 6, 2007	195,624	115,624		€0.04		€4.31		0	0
Series F(3)	December 5, 2002	February 10, 2003 to February 9, 2008	190,624	140,624		€0.02	(3)	€1.52	(3)	25,000	1

	Total per series		436,248	284,998						26,000

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

6.7    EMPLOYEES

6.7.1    Employee distribution

        As of June 30, 2004, we employed 190 persons, excluding independent workers, trainees and temporary workers.

  Distribution by department

	As of June 30,
	2004	2003	2002
General and administrative	23	23	35
Sales and marketing	68	76	84
Research and development	56	47	63
Customer service	43	43	45

Total Employees	190	189	227

  Distribution by level

	As of June 30,
	2004	2003	2002
Employees	5	10	19
Engineers/Managers	181	175	204
Executive officers	4	4	4

Total Employees	190	189	227

  Geographic distribution

	As of June 30,
	2004	2003	2002
Europe	128	124	151
Americas	49	51	57
Asia-Pacific	13	14	19

Total Employees	190	189	227

        Generally, employees are hired for an unlimited period of time. Other employment contracts are used to replace employees who are temporarily absent.

        As of June 30, 2004, the average age of our employees was 36 years old. For the year ended June 30, 2004, our employee turnover rate, defined as the voluntarily and involuntarily departures divided by the average number of employees, was 25%.

6.7.2    Reduction in workforce

        During fiscal year 2004, we implemented a restructuring plan that evoked a reduction in the workforce of 16 employees. This reduction primarily resulted from the reorganization to better align its operating expenses with revenues. In addition, we moved our New York office, relocated its Columbia office to Herndon and moved our Munich office.

        During fiscal year 2004, we increased our workforce by hiring persons for certain positions that are key to the our success, therefore, total employees remained relatively flat between fiscal year 2003 and 2004.

6.7.3    Remuneration

Remuneration policy

        The Group believes that its compensation policy is equitable and linked to individual and collective performance, especially at a time when each employee has to give his or her best efforts to contribute to the Group's objectives of profitability. Certain employees benefit from group life insurance contracts.

        For the years ended June 30, 2004 and 2003, Group personnel costs amounted to €19.1 million and €20.9, respectively, while the average annual compensation was €72 and €71 thousand, respectively.

Profit sharing and Share purchase schemes

        On March 6, 2000, we entered into a profit sharing agreement ("Plan d'Intéressement") with our employees in France for a duration of three years. On July 1, 2002 a new three-year profit sharing agreement was implemented, which replaced the plan of March 6, 2000. On June 1, 2001, we put in place an employee savings plan ("Plan d'Epargne d'Entreprise") for our employees in France as a complement to the above profit sharing plan. AXA Gestion Intéressement manages the plan, which allows the French employees to invest either the funds derived from the aforementioned profit sharing agreement or their individual contributions into a choice of three funds. One of the funds represents an investment in our shares.

        For the year ended June 30, 2004, the amount of payments made to employees under the profit sharing agreement was €0.7 million, of which €0.3 million was invested in the employee savings plan. Mr. Stopnicki and Mr. Ozanian are executives that benefit from the profit sharing plan.

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

6.7.6    Training for personnel

        During the years ended June 30, 2004 and 2003, we expensed €33 thousand and €0.1 million for the training and development of its personnel, corresponding to 0.1% and 0.4% of its revenues, respectively.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1    MAJOR SHAREHOLDERS AS OF SEPTEMBER 10, 2004

        We obtained the information, as set forth in the table below, as of September 10, 2004 with respect to each person known by us to beneficially own more than 2% of our outstanding shares and all of our directors and executive officers as a group as of such date. The voting rights of our principal shareholders are identical to those of our other shareholders.

	Number of shares	% of share capital	% of voting rights
Shareholders
Odyssée Venture SAS(1)	1,906,612	10.03	11.10
FMR Corp. / Fidelity International Ltd(1)	1,848,813	9.73	10.77
CV Sofinnova Ventures	602,066	3.20	3.34
Directors & Executive Officers
Alain Tingaud(1)	1,235,053	6.50	7.19
Jean-Paul Bernardini	1	0.00	0.00
Herbert May	1	0.00	0.00
Hubert Tardieu(1)	1,250	0.01	0.01
Peter Waal	9,376	0.05	0.05
Guy Dubois	1	0.00	0.00
Philippe Ozanian	533	0.00	0.00
Manuel Stopnicki	30,000	0.16	0.17
Gad Tobaly	0	0.00	0.00
InfoVista S.A.	1,835,454	9.66	0.00
Others(2)	11,538 010	60.49	63.05

Total	19,007,170	100.00	100.00

(1)
Directly or indirectly
(2)
Includes shares issued upon the exercise of stock options by our employees.

        We are not aware of any lock-up or other holding obligations in force affecting our shares or ADSs held by our directors, executive officers, or any shareholders.

        To our knowledge, as of September 10, 2004, (i) shares held in nominative form represented 11.75% of the share capital and (ii) shares held in bearer form represented 88.25% of the share capital.

        To our knowledge, as of September 10, 2004, (i) the number of outstanding ADSs was 290,920 and (ii) the number of registered ADS holders was nine.

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

	June 30, 2004			June 30, 2003			June 30, 2002
Shareholders	Number of shares	% of the share capital l	% of the voting rights	Number of shares	% of the share capital	% of the voting rights	Number of shares		% of the share capital		% of the voting rights
Société Centrale d'Investissements(2)	0	0	0	1,918,012	10.20	10.63	1,918,012		9.65		9.66
FMR Corp et Fidelity International Limited(1)(3)	1,852,471	9.77	10.82	1,842,713	9.80	10.22	1,952,953		9.83		9.83
Odyssée Venture SAS(1)(4)	1,895,625	10.0	11.07	1,309,936	6.97	7.26	NC	(8)	NC	(8)	NC	(8)
Alain Tingaud (1)(5)	1,235,053	6.51	7.21	924,053	4.91	5.12	924,053		4.65		4.65
Vertex Technology Fund Ltd(6)	0	0	0	805,670	4.29	4.47	1,169,170		5.89		5.89
CV Sofinnova Ventures Partners III	602,066	3.17	3.51	602,066	3.20	3.34	602,066		3.03		3.03
Innovacom 1 & 2(7)	0	0	0	0	0	0	443,665		2.23		2.23
InfoVista S.A	1,835,454	9.69	0	764,634	4.07	0.00	6,753		0.03		0.00
Others(7)	11,530,251	60.84	67.37	10,635,553	56.56	58.96	12,849,888		64.69		64.71

Total	18,950,920	100.00	100.00	18,802,637	100.00	100.00	19,866,560		100.00		100.00

(1)
Directly and indirectly.
(2)
Through a letter dated March 18, 2004, BNP Paribas notified the Autorité des marchés financiers that its holding had gone under 10% and 5%.
(3)
Through a letter dated December 17, 2003, FMR Corp et Fidelity International Limited notified the Autorité des marchés financiers that their holding had gone under 10%.
(4)
Through a letter dated May 19, 2004, Odyssée Venture SAS notified the Autorité des marchés financiers that its holding had gone over 10%.
(5)
through a letter dated March 22, 2004, Mr. Alain Tingaud notified the Autorité des marches financiers that his holding had gone over 5%
(6)
Through a letter dated June 27, 2003, Vertex Technology Fund Ltd notified the Conseil des Marchés Financiers that its holding had gone under 5%.
(7)
Through a letter dated November 27, 2001, France Telecom notified the Conseil des Marchés Financiers that its holding (via its subsidiaries Innovacom 1 & 2) had gone under 5%.
(8)
Includes shares issued upon the exercise of stock options by our employees.

7.3    RELATED PARTY TRANSACTIONS

        Between June 30, 2004 and September 10, 2004, two related party transactions were concluded after being authorized by the Board of Directors:

  •
  a memorandum of understanding dated July 22, 2004 between Ecensity Corp. and InfoVista S.A., fixing the intentions of the parties to negotiate a contract designed to replace the existing contract between the parties and permitting InfoVista to use the source code of a software program developed by Ecensity Corp. and

  •
  a contract for the sale of a software license dated July 8, 2004 between InfoVista S.A. and its subsidiary InfoVista Entreprise Solutions ("IES"), by which IES gave InfoVista S.A. a license to use a software program for a price of €552,054 before tax.

        See Note 16 of the consolidated financial statements for further information on related party transactions.

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

8.4    SIGNIFICANT CHANGES

        We have set forth our financial condition as of June 30, 2004 in "Item 5. Operating and Financial Review and Prospects", "Item 11. Quantitative and Qualitative Disclosures About Market Risks" and "Item 18. Financial Statements." We are not aware of any significant changes affecting our financial condition since June 30, 2004.

ITEM 9.    THE OFFER AND LISTING

        In November 2003, a new entity was created, the Autorités des Marchés Financiers (the "AMF"), resulting from the merger of the Commission des Opérations de Bourse (the "COB"), the Conseil des Marchés Financiers (the "CMF") and the Conseil de Discipline de la Gestion Financière (the "CDGF"). The AMF, an independent governmental authority, is in charge of the protection of investors, investors' information and proper running of the securities markets.

9.1    MARKETS

        Our shares have been listed on the Nouveau Marché of Euronext Paris S.A. ("Euronext Paris") and our ADSs have been listed on Nasdaq in the U.S. since July 7, 2000. We have been included in the Euronext Paris IT CAC since July, 2000, on the SBF 250 index since December 21, 2000, the Euronext Paris IT CAC 50 since June 15, 2001. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris, from twelve economic sectors. The IT CAC index is an index of French technology companies, which included 159 listed securities as of September 10, 2004. The IT CAC 50 indexes the 50 largest and most liquid stocks from the IT CAC. We have been a member of the NextEconomy, since January 1, 2002.

9.2    PRICE HISTORY OF THE STOCK

        This table provides the high and low closing prices for our shares on the Nouveau Marché and our ADSs on Nasdaq since July 1, 2002.

Volume of transactions and closing price evolution on the Nouveau Marché and on Nasdaq

	Price of Shares in euros(1)				Price of ADSs in US dollars(2)
	High	Low	Closing Average	Volume in 000s	High	Low	Closing Average	Volume in 000s
6 months to September 10, 2004
2004 September	3.85	3.65	3.77	52	4.42	4.42	4.42	0
2004 August	4.18	3.15	3.70	564	4.85	3.58	4,20	12
2004 July	4.00	3.43	3.74	177	4.58	3.44	4.11	15
2004 June	4.10	3.60	3.80	264	4.65	4.00	4.39	3
2004 May	4.20	3.31	3.86	571	4.90	4.26	4.65	8
2004 April	4.22	3.65	3.99	1,285	5.35	4.50	4.90	12
Fiscal year 2004 by quarter ended	High	Low			High	Low
June 30, 2004	4.22	3.31			5.35	4.00
March 31, 2004	4.69	2.35			6.24	2.84
December 31, 2003	2.57	1.86			3.24	1.82
September 30, 2003	2.63	2.01			2.90	2.30
Fiscal year 2003 by quarter end	High	Low			High	Low
June 30, 2003	2.20	1.21			2.55	1.22
March 31, 2003	1.90	1.21			1.99	1.27
December 31, 2002	2.31	1.32			2.25	1.00
September 30, 2002	2.05	1.15			2.20	1.26
Fiscal years 2004, 2003 and 2002	High	Low			High	Low
July 1, 2003 to June 30, 2004	4.69	1.86			6.24	1.82
July 1, 2002 to June 30, 2003	2.31	1.15			2.55	1.00
July 1, 2001 to June 30, 2002	6.20	1.62			5.15	1.45

(1)
Source: Euronext Paris
(2)
Source: Nasdaq

        The following charts represent the price history of the stock on the Nouveau Marché and Nasdaq from July 7, 2000 to September 10, 2004.

Price history of the stock on the Nouveau Marché
(Source EURONEXT PARIS)

Price history of the stock on the NASDAQ
(Source: NASDAQ)

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

        Euronext Paris has announced that it currently expects that, beginning January 2005, the Premier Marché, Second Marché and Nouveau Marché will be combined, and all securities listed on Euronext Paris will be traded on a single market.

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

        The Shares of InfoVista are placed in the category continu which includes the most actively traded shares on the Nouveau Marché. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m., with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 to 5:30, during which, transactions are recorded but not executed and a closing auction at 5:30 p.m. From 5:30 p.m. to 5:40 p.m. (trading at last phase), transactions are executed at the closing price.

        For shares that are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/asked spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Our shares trade continuously. Trading in the securities listed on the Nouveau Marché may be suspended by Euronext Paris if quoted prices exceed certain price limits defined by the regulations of Euronext Paris. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day's closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price varies again by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris may also suspend trading for a 4-minute period if the price varies by more than 5% from the last traded price. Euronext Paris may also suspend trading of a security listed on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the AMF may also suspend trading.

        Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a Deferred Settlement Service ("Service de Règlement Différé") for a fee. The Service de Règlement Différé allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million. Our shares are not eligible for the deferred settlement service.

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

        Ordinary general shareholders' meeting are required for matters such as:

  •
  electing, replacing and removing directors;

  •
  allocating fees to the board of directors;

  •
  appointing statutory auditors;

  •
  approving the annual and consolidated accounts;

  •
  declaring dividends or authorizing dividends to be paid in shares, and

  •
  approving regulated agreements.

        Extraordinary general shareholders' meeting are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

  •
  changing our statuts, our company's name or corporate purpose;

  •
  increasing or decreasing our share capital;

  •
  creating a new class of equity securities;

  •
  authorizing the issuance of investment certificates, convertible or exchangeable securities, and any other rights to equity securities;

  •
  a statutory merger; and

  •
  the voluntary liquidation of our company prior to the end of its statutory term.

        Special shareholder meetings of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the general shareholders' meeting affecting these rights are effective only after approval by the relevant special meeting.

10.2.2    General Shareholders' Meetings

        French company law requires our board of directors to convene an annual ordinary shareholders' meeting for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a general shareholders' meeting, our independent auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a general shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

  •
  one or several shareholders holding at least 5% of our share capital;

  •
  any interested party in cases of urgency,

  •
  duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company,

  •
  the workers' committee in emergency situations, and

  •
  majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

10.2.3    Notice of Shareholders' Meetings

        We must announce general meetings at least thirty days in advance by means of avis de reunion (a preliminary notice) which is published in the Bulletin des Annonces Légales Obligatoires, ("BALO"). The preliminary notice must have been previously sent to the AMF. It must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the procedure for voting by mail and a notice stating that the shareholders have ten days from the date of publication to send their proposals for resolutions.

        At least fifteen days prior to the date set for the meeting on first call, and at least six days before any second call, we must send an avis de convocation (final notice) containing, among other things, the final agenda, time and place of the meeting and other information. The final notice must be sent by mail to all registered shareholders who have held shares for at least one month prior to the date of the preliminary notice and published in a newspaper authorized to publish legal announcements in the département (local administrative region) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF.

        In general, shareholders can only take action at general shareholders' meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the appointment, dismissal and/or replacement of directors. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within ten days of the publication of the preliminary notice in the BALO by:

  •
  one or several shareholders holding a specified percentage of shares calculated on a basis of a formula relating to our share capital;

  •
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of our voting rights; and

  •
  the workers' committee.

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

        Our statuts provide that, if our board of directors so decides it, the shareholders may participate in the general shareholders' meetings by videoconference or by other means of telecommunication permitting shareholders' identification in accordance with the applicable laws and regulations.

10.2.5    Proxies and Votes by mail

        In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general meetings. Shareholders may participate and vote in general meetings either in person, by proxy or by videoconference or by any means of telecommunication, which allow them to be identified.

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

10.2.6    Quorum

        French company law requires that shareholders having at least 25% of the shares entitled to voting rights must be present to vote in person or vote by mail, by proxy or by videoconference or by any means of telecommunications, which allows them to be identified to fulfill the quorum requirement for:

  •
  an ordinary general meeting, and

  •
  an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

        The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

        If a quorum is not present at a meeting, the meeting is postponed. When a postponed ordinary meeting is duly reconvened, a further failure to establish a quorum will not prevent business being transacted. No quorum is required when the postponed extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail, by proxy or by videoconference or other means of telecommunication, which allows them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be postponed for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions, which were on the agenda of the postponed meeting may be discussed and voted upon.

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

        Pursuant to a new French act of August 1, 2003 (loi de sécurité financière), the Chairman of our board of directors will deliver a special report to the annual ordinary general shareholders' meeting regarding the status of the preparation and organization of the work of our board of directors, the status of the internal control procedures implemented by us and on the restrictions if any, that our board of directors have placed on the powers granted to the Chief Executive Officer. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures that we currently have in place.

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

10.4.1    Legal Reserve

        The French company law provides that French sociétés anonymes such as our company must allocate five percent of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 30, 2004, our legal reserve was €4,941.94. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

10.4.2    Approval of Dividends

        According to the French company law, the board of directors may propose a dividend for approval by the shareholders at the annual general shareholders' meeting. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a general shareholders' meeting is required.

10.4.3    Distribution of Dividends

        If such a priority dividend is paid in full, dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the general shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting. We have not distributed any dividends during the past three fiscal years.

        In addition, our statuts authorize our shareholders, in an ordinary general shareholder's meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends either in cash or in our shares.

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

10.5    CHANGES IN SHARE CAPITAL

10.5.1    Increases in Share Capital

        As provided by French company law, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in our share capital may be effected by:

  •
  issuing additional shares or or a new class of equity securities; or

  •
  increasing the nominal value of existing shares.

        Increases in share capital by issuing additional securities may be effected by issuing such securities:

    •
    for cash;

    •
    for assets contributed in kind;

    •
    by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into our shares;

    •
    by capitalization of profits, reserves or share premiums;

    •
    upon the exercise of stock options, warrants or other similar securities comprising rights to subscribe to our shares;

    •
    subject to various conditions, in satisfaction of debt incurred by our company; or

    •
    any combination of the above.

        Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to general shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general shareholders' meeting. See "Item 10.2. Shareholders' Meetings and Voting Rights."

        The shareholders may delegate the right to carry out any increase in share capital (other than for contribution in-kind) to the board of directors, provided that the increase has been previously authorized by the shareholders. The board of directors may further delegate this right to the Chairman and/or Chief Executive Officer.

        Each time the shareholders decide on a capital increase in cash or decide to delegate to the board of directors the right to carry out a capital increase in cash, they must decide on whether or not to proceed with a capital increase reserved to employees of our company and its subsidiaries or on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.

        On December 15, 2003, the shareholders authorized our board of directors for a period of 26 months to:

  •
  increase our share capital by issuing, with preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €3,700,000;

  •
  increase our share capital by issuing, without preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €3,700,000, to be deducted from the maximum amount referred to in the preceding bullet point; and/or

  •
  increase our share capital by capitalizing reserves, profits or premiums up to a maximum nominal amount of €3,700,000 to be deducted from the maximum amount referred to in the first bulletpoint.

        In addition, the shareholders authorized our board of directors to use the authorizations referred to above to increase the share capital in the context of a tender offer or exchange offer. This authorization is granted until the general shareholders' meeting called to approve our financial statements for the year ended June 30, 2004.

        Additionally, at the December 15, 2003 general shareholders' meeting, the shareholders authorized the board of directors to increase the share capital up to an annual nominal amount equal to €216,000 per share through the issuance of shares or any other securities giving rights to subscribe to our share capital for those employees participating in the employee savings plan.

10.5.2    Decreases in Share Capital

        According to French company law, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general shareholders' meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all shareholders must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

10.5.3    Share Capital Issued History

Date	Movement	Number of Shares	Capital Amount		Additional Paid-in Capital Amount		Cumulative Capital		Cumulative Number of Shares	Nominal Value
10/13/95	Issuance of common stock	19,000	FF	900,000	FF	8,100	FF	1,900,000	19,000	FF	100
10/13/95	Issuance of common stock	81,000	FF	8,100,000		—	FF	10,000,000	100,000	FF	100

06/21/96	Reduction of the nominal value by issues of shares at no value	2,000,000 new shares in exchange for 100,000 existing shares		—		—	FF	10,000,000	2,000,000	FF	5
05/16/97	Reduction of the nominal value	10,000,000 new shares in exchange for 2,000,000 existing shares		—		—	FF	10,000,000	10,000,000	FF	1
05/16/97	Issuance of common stock	3,769,415	FF	3,769,415	FF	11,270,550.85	FF	13,769,415	13,769,415	FF	1
05/16/97	Issuance of common stock (incorporating additional paid in capital of 0,80 F)	—	FF	11,015,532		—	FF	24,784,947	13,769,415	FF	1.80
06/30/98	Issuance of common stock	5,809,720	FF	10,457,496	FF	22,657,908	FF	35,242,443	19,579,135	FF	1.80
06/30/99	Exercise of stock warrants (6/30/1998 Shareholders' Meeting)	2,091,495	FF	3,764,691	FF	8,365,980	FF	39,007,134	21,670,630	FF	1.80
12/23/99 (09/12/99 Shareholders' meeting)	Issuance of common stock	2,800,000	FF	5,040,000	FF	39,760,000	FF	4,047,134	24,470,630	FF	1.80
03/10/2000	Conversion of capital into euros and capital reduction	—	FF	707,595.19		—		€6,607,070.10	24,470,630		€0.27
03/31/2000	Exercise of 1999 D Stock warrants (12/9/1999 Shareholders' meeting)	1,200,000		324,000	FF	17,040 000 (€2,603,021.10)		€6,931,070.10	25,670,630		€0.27
05/23/2000	Exercise of stock options (Plans 1996 and 1999)	188,326		50,848.02	FF	156,329.08 (€23,832.21)		€6,981,918.12	25,858,956		€0.27
05/25/2000	Reverse stock split (2 for 1)	12,929,478 new shares in exchange for 25,858,956 existing shares		—		—		€6,981,918.12	12,929,478		€0.54
Initial Public Offering (07/07/2000)	Issuance of common stock	6,000,000		€3,240,000		€73,560,000		€10,221,918.12	18,929,478		€0.54
10/12/2000	Exercise of 1999 B stock warrants (12/9/1999 Shareholders' meeting)	70,000		€37,800		€303,685.79		€10,259,718.12	18,999,478		€0.54
12/18/2000	Exercise of stock options (Plan 1999)	72,186		€38,980.44		€93,847.83		€10,298,698.56	19,071,664		€0.54
01/24/2001	Exercise of 1999 C stock warrants (12/9/1999 Shareholders' meeting)	18,750		€10,125		€81,344.40		€10,308,823.56	19,090,414		€0.54

01/24/2001	Exercise of stock options (Plans 1996 and 1999)	18,437	€9,955.98	€18,582.45	€10,318,779.54	19,108,851	€0.54
04/04/2001	Exercise of 1999 A stock warrants (12/9/1999 Shareholders' meeting)	30,000	€16,200	€130,151.05	€10,334,979.54	19,138,851	€0.54
06/20/2001	Exercise of 1998 O stock warrants (6/30/1998 Shareholders' meeting)	287,289	€155,136.06	€195,239.35	€10,490,115.60	19,426,140	€0.54
06/20/2001	Exercise of 1999 A stock warrants (12/9/1999 Shareholders' meeting)	120,000	€64,800	€520,604.23	€10,554,915.60	19,546,140	€0.54
06/20/2001	Exercise of stock options (Plans 1996 and 1999)	95,274	€51,447.96	€169,508.03	€10,606,363.56	19,641,414	€0.54
10/17/2001	Exercise of stock options (Plans 1996 and 1999)	16,562	€8,943.48	€11,252.91	€10,615,307.04	19,657,976	€0.54
01/23/2002	Exercise of 1998 O stock warrants (6/30/1998 Shareholders' meeting)	197,710	€106,763.40	€134,362.16	€10,722,070.44	19,855,686	€0.54
06/04/2002	Exercise of stock options (Plans 1996 and 1999)	10,874	€5,871.96	€13,797.52	€10,727,942.40	19,866,560	€0.54
09/11/2002	Exercise of stock options (Plan 1996)	16,250	€8,775	€19,825	€10,736,717.40	19,882,810	€0.54
04/23/2003	Cancellation of common stock held in treasury	1,080,173	€583,293.42	€1,154,914.76	€10,153,423.98	18,802,637	€0.54
07/25/2003	Exercise of stock options (Plan 1999)	2,625	€1,417.50	€3,228.75	€10,154,841.48	18,805,262	€0.54
01/26/2004	Exercise of stock options (Plan 1999)	23,125	€12,487.50	€28,443.75	€10,167,328.98	18,828,387	€0.54
07/21/2004	Exercise of stock options (Plans 1999 and 2001) and O 1998 and BSA F 2003 stock warrants	163,533	€88,307.82	€245,844.59	€10,255,636.80	18,991,920	€0.54
09/10/2004	Exercise of stock options (Plans 1999 and 2001)[1]	15,250	€8,235	€18,880	€10,263,871.80	19,007,170	€0.54

(1)
This movement has not yet been officially approved by the board of directors

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

        A two-thirds majority of the shares entitled to vote at an extraordinary general shareholders' meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general shareholders'meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering of shares if they so choose.

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

10.9    REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

        French company law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding shares or voting rights of a listed company in France, such as our company, or that increases or decreases its shareholding or voting rights above or below any of those thresholds, must notify the company within five trading days of the date it crosses the threshold of the number of shares and ADSs it holds and their voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold.

        French law and the AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the companythe AMF within ten trading days of the date they cross the threshold. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

        Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

        In addition, our statuts provide that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than two percent of our share capital or voting rights must notify us within five trading days by registered mail, return receipt requested, of the number of shares it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of two percent or whole multiples of two percent. If a person does not comply with this notification requirement, one or more shareholders holding two percent or more of our share capital or voting rights may require a general shareholders' meeting to deprive the shares in excess of the relevant threshold of voting rights for all general shareholders' meetings for two years following the date on which the owner complies with the notification requirements.

        In order to permit shareholders to give the required notice, we must publish in the BALO, not later than fifteen calendar days after the general shareholders' meeting, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two general shareholders' meetings, we must publish in the BALO, within fifteen calendar days of such change, the number of voting rights outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly avis (notice), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the AMF.

        If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all general shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to a €18,000 fine.

10.10    PURCHASE OF OUR OWN SHARES

        Under French law, our company may not issue shares to itself. However, we may, either directly or through a financial intermediary acting on our behalf, purchase our shares for one of three purposes:

  •
  to reduce our share capital by canceling the shares we purchase, with our shareholders' approval at an extraordinary general shareholders' meeting,

  •
  to provide shares to our employees under a profit-sharing plan or stock option plan, or

  •
  to acquire up to 10% of our share capital in connection with a corporate share repurchase program, provided our shares are listed on a regulated market (e.g., the Premier Marché, the Second Marché or the Nouveau Marché) subject to the approval by the general shareholders meeting and the filing of a Note d'Information that has received the visa from the AMF.

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

        Pursuant to the authorization granted by the general shareholders' meeting held on December 15, 2003, our board of directors is authorized to repurchase up to 10% of our total outstanding share capital at a maximum price per share of €6.48 and a minimum price per share of €1.51 per share. The total amount of purchase may not exceed €15 million. This authorization will expire on the date of the general shareholders' meeting called to approve the accounts for the year ended June 30, 2004. The board may use this authorization for the purpose of implementing stock purchase plans for the benefit of our employees or executives or those of our affiliates; providing consideration in the context of an acquisition or an exchange of company shares (especially as part of external growth operations); delivering securities upon the exercise of convertible or exchangeable securities; stabilizing the price of our shares; purchasing and selling shares depending on market conditions and in compliance with the relevant regulations; and canceling shares, subject the adoption of a specific resolution by the extraordinary general meeting of shareholders. A note d'information was filed with the AMF on November 26, 2003 and the AMF has granted the visa number 03-1044. A new resolution will be submitted to this effect to the next general shareholders' meeting called to approve our financial statements for the year ended June 30, 2004. We intend to file a note d'information with the AMF about the new share repurchase program before the next general shareholders' meeting.

        In addition, at the December 15, 2003 general shareholders' meeting, the shareholders granted the board of directors the authorization to cancel some or all of the shares purchased under the share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization will expire on the date of the general shareholders' meeting called to approve the accounts for the fiscal year ending June 30, 2004.

        Between July 1, 2000 and September 10, 2004, under authorization that our board of directors received from the shareholders on December 18, 2000, December 13, 2001, December 5, 2002 and December 15, 2003, we repurchased 3,058,816 shares for a total of €7.7 million and sold 143,189 shares for a total of €0.6 million and cancelled 1,080,173 shares for a total of €1.2 million. On September 10, 2004, we held 1,835,454 shares or 9.66% of our share capital in treasury. We have not used any financial derivative instruments in relation to our share buy-back program.

10.11    TRADING IN OUR OWN SHARES

        Under Règlement no. 90-04 of the COB, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

  •
  trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries;

  •
  any block trades may not be made at a price above the current market price; and

  •
  each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

        If a company's shares, such as our shares, are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

  •
  the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;

  •
  the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and

  •
  the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like our shares, are traded on the immediate settlement market and are not eligible for the Deferred Settlement Service ("Service de Règlement Différé").

        Prescriptions regarding volume of purchases do not apply to purchase of securities on behalf of an issuer by a prestataire de services d'investissement (an authorized investment firm) acting pursuant to a contrat de liquidité (liquidity agreement) in conformity with a charte de déontologie (code of ethics) that has been approved by the COB. The first code of ethics was adopted by the "Association française des entreprises d'investissement" (AFEI) and approved by the COB on February 13, 2001.

        If a company's shares are quoted at fixings, then a trade must meet one further requirement to be considered valid:

  •
  the trade must not account for more than 25% of the average daily trading volume on the Nouveau Marché in the shares during the 15 trading days immediately preceding the trade.

        The use of repurchased shares to finance an acquisition is deemed justified to the extent the acquisition is performed after a three-month abstention period and an independent expert has been designated to verify the value of the shares, the value of the acquisition, and the fairness of the exchange ratio.

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

        After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

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

        In particular, holders of shares of our Company should be aware that the French Budget Law for 2004 (no 2003-1311, dated December 30, 2003) has abolished the avoir fiscal and the précompte with respect to dividends to be paid to French individual shareholders as of January 1, 2005. As to French non-individual shareholders, they will generally no longer be entitled to use the avoir fiscal as of January 1, 2005. The Budget Law for 2004 nonetheless provides that French individual shareholders will be entitled, with respect to dividends paid as of January 1, 2005, to a new tax credit equal to 50% of the dividend paid, capped at €230, or as the case may be, €115, depending on the marital status of the individual.

        Although yet unclear, non-resident individual shareholders that are entitled to and that comply with the procedures for claiming benefits under an applicable tax treaty should be entitled to the refund of the avoir fiscal with respect to distributions paid until December 31, 2004 and, possibly to the new tax credit with respect to dividends paid as of January 1, 2005. Also, non-resident shareholders that are not entitled to benefit from the transfer of the avoir fiscal but are otherwise entitled to benefit from a double tax treaty (i.e., corporate shareholders and individuals, if they are not entitled to the avoir fiscal refund), should be entitled to a refund of the précompte, if any, that our Company paid in cash on distributions made in 2004.

        In addition the French Budget Law for 2004 has implemented a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

        If a double tax treaty between France and your country of residence contains more favorable provisions, you may not be subject to any French income tax or capital gains tax when you sell or dispose of any shares of our company, even if one or both of the above statements applies to you.

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

10.16.2    Taxation of Dividends

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends in 2003 from French companies, they were generally entitled to a tax credit, known as the avoir fiscal.

        The amount of the avoir fiscal is generally equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime;

  •
  10% of the dividend paid for other shareholders.

        In addition, if the distribution of dividends by us gave rise to the précompte, (see "Item 10.16.3. The Précompte") shareholders entitled to the avoir fiscal at the rate of 10% generally were entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the company.

        As discussed in more detail above, as a result of the reform enacted by the French Budget Law for 2004, French resident individual shareholders will still benefit from the avoir fiscal with respect to dividend distributions made during 2004 but will not be entitled to the avoir fiscal with respect to dividend distributions made from 2005 on. Instead, from 2005 on, French resident individuals will be entitled to the tax credit described in the introduction above. French resident shareholders who are not individuals will generally no longer be entitled to use the avoir fiscal (i.e., to offset the avoir fiscal against tax otherwise payable) as from January 1, 2005.

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

        The following countries, Territoires d'Outre-Mer (French overseas territories) and jurisdictions have entered into income tax treaties with France that provide for the arrangements summarized below:

Australia Austria Belgium Bolivia Brazil Burkina Faso Canada Estonia Finland Gabon Germany(1) Ghana Iceland India Israel	Italy Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia Mali Malta Mauritius Mexico Namibia Netherlands New Zealand Niger	Norway Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom U.S. Venezuela	French Territoires d'Outre-Mer and others: Mayotte New Caledonia Saint-Pierre & Miquelon

(1)
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

        Under these treaties, a shareholder who fulfills specific conditions may generally apply to the French tax authorities for the following:

  •
  a lower rate of withholding tax, generally 15%, and

  •
  so long as the avoir fiscal remains in force, a refund equal to the avoir fiscal, after deduction of withholding tax payable on the avoir fiscal.

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

        Some of the countries and territories listed above impose additional conditions for corporate entities wishing to receive the avoir fiscal. In other countries and territories, individual residents may receive the avoir fiscal but corporate entities may not. In any event, non-resident shareholders other than individuals will generally not be entitled to a refund of the avoir fiscal with respect to dividends paid from 2004 on.

10.16.3    The Précompte

        A French company must pay a tax known as the précompte to the French tax authorities if it distributes, before January 1, 2005, dividends which carry an avoir fiscal out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate; or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is 50% of the net dividends before withholding tax.

        As regards dividends paid in 2003, a shareholder that is not a French resident for French tax purposes may generally obtain a refund of all or part of the précompte we actually paid in cash, net of applicable withholding tax, in two cases:

  •
  if the shareholder is entitled to the benefits of a tax treaty but the treaty does not provide for a refund of the avoir fiscal; or

  •
  if the shareholder is entitled to the benefits of a tax treaty but is not entitled to a refund of all of the avoir fiscal.

        Although the French tax authorities have not yet issued guidelines to confirm this point, the provisions of a treaty, insofar as they provide for the transfer of the avoir fiscal or, as the case may be, a refund of the précompte (see paragraph on the précompte below), should continue to apply to distributions paid until December 31, 2004, but will no longer apply from January 1, 2005. Although still unclear, non-resident individual shareholders that benefit from a tax treaty which provides for the transfer of the avoir fiscal should be entitled to the newly implemented credit described above from 2005 on.

        Furthermore, it should be noted that as a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, the French Budget Law for 2004 implements a temporary equalization tax that will be levied at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

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

10.17    TAXATION OF U.S. INVESTORS

        The following is a general summary of certain material U.S. federal income tax and French tax consequences to U.S. Holders of owning and disposing of our shares or ADSs. You will be a "U.S. Holder" if you are the beneficial owner of shares or ADSs and all of the following six points apply to you:

  1.
  You own, directly or indirectly or through attribution, less than 10% of our company's share capital and voting stock,

  2.
  You are any one of the following:

  (a)
  an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

  (b)
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state, thereof (including the District of Columbia);

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

  3.
  You are entitled to the benefits of the U.S.-France income tax treaty under the "Limitation on Benefits" article of that treaty,

  4.
  You hold your shares or ADSs of our company as capital assets,

  5.
  Your functional currency is the U.S. dollar, and

  6.
  You are not also a resident of France.

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

        Special rules may apply to U.S. expatriates, insurance companies, tax-exempt organizations, banks and other financial institutions, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities that elect to use the mark to market method of accounting, persons holding their shares or ADSs as part of a hedging, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this report.

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

        U.S. Holders of our shares or ADSs should be aware that we believe that we have been classified as a passive foreign investment company ("PFIC") for the years ended June 30, 2002, 2003 and 2004. Our PFIC status will result in U.S. federal income tax consequences for holders of our shares and ADSs that are different from those ordinarily applicable. U.S. Holders are urged to review the section below entitled "Passive Foreign Investment Company Status" and to consult their own tax advisors regarding the consequences of owning and disposing of our shares or ADSs as well as the applicable filing requirements and the advisability of making an election in light of our PFIC status. In addition, holders are urged to consult their own advisors concerning the U.S. federal, state and local tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

10.17.1    Taxation of Dividends

Withholding Tax and Avoir Fiscal

        In France, companies may only pay dividends out of income remaining after tax has been paid. When shareholders resident in France received dividends from French companies in 2003, they generally were entitled to the avoir fiscal.

        The amount of the avoir fiscal attached to dividends paid in 2003 is equal to:

  •
  50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

  •
  10% of the dividend paid for other shareholders.

        In addition, if the distribution of dividends by us gave rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 10% were generally entitled to an additional amount of avoir fiscal equal to 80% of the précompte paid in cash by the company.

        As indicated below, the précompte is a tax which is paid by French companies when they distribute, until December 31, 2004, dividends out of certain profits and such dividends carry an avoir fiscal (see paragraph below relating to the précompte).

        As discussed in more detail under "French Taxation" above, the French Budget Law for 2004 included a reform of the French tax treatment of distributions made by French companies to residents of France which directly affects non-residents of France.

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

        As regards dividends paid by our company in 2003, additional provisions apply if you are considered an eligible U.S. Holder of shares or ADSs. You are eligible if your ownership of the shares or ADSs is not effectively connected with a permanent establishment or a fixed base that you have in France and any one of the following four points applies to you:

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

        Individual holders of our shares or ADSs that are residents of the United States as defined pursuant to the provisions of the U.S.-France tax treaty and whose ownership in our shares is not connected with a permanent establishment in France, if they are still entitled to the transfer of the avoir fiscal with respect to dividends paid until December 31, 2004, should remain "eligible" U.S. holders with respect to distributions to be made by us in 2004. As regards distributions of dividends to be made from January 1, 2005 on, and subject to confirmation by administrative guidelines from the French tax authorities, individual U.S. holders should be entitled to the transfer of the new tax credit implemented by the French Budget law for 2004.

        If you are an eligible U.S. Holder, we withhold tax from your dividend at the reduced rate of 15%, provided that you previously establish that you are a resident of the U.S. under the U.S.-France income tax treaty in accordance with the following procedures:

  1.
  You complete French Treasury Form RF I A EU-No. 5052 and send it to the French tax authorities before the date of payment of the dividend. If you are not an individual, you must also send the French tax authorities an affidavit attesting that you are the beneficial owner of all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights,

  2.
  If you cannot complete Form RF I A EU-No. 5052 before the date of payment of the dividend, you complete a simplified certificate and send it to the French tax authorities. This certificate must state all of the following five points:

  a.
  You are a resident of the U.S. for purposes of the U.S.-France income tax treaty;

    b.
    Your ownership of our shares or ADSs is not effectively connected with a permanent establishment or a fixed base in France;

    c.
    You own all the rights attached to the full ownership of the shares or ADSs, including, among other things, the dividend rights;

    d.
    You fulfill all the requirements under the U.S.-France income tax treaty to be entitled to the reduced rate of withholding tax and, so long as it remains in effect, to be entitled to receive the avoir fiscal; and

    e.
    You claim the reduced rate of withholding tax and, so long as it remains in effect, payment of the avoir fiscal.

        If you are not an eligible U.S. Holder, or if you do not complete Form RF I A EU-No. 5052 or the five-point certificate before the dividend payment date, we must deduct French withholding tax at the rate of 25%, but you may claim a refund from the French tax authorities of the excess withholding tax.

        So long as the avoir fiscal is still in effect, and subject to certain conditions, an eligible U.S. Holder, may also be claim the payment from the French Treasury of the avoir fiscal (net of applicable withholding tax), by completing Form RF I A EU-No. 5052 and sending it to the French tax authorities before December 31 of the second year following the year during which the dividend is paid. This payment will generally not be made until after the close of the calendar year in which the dividend was paid.

        Please note that the procedures described above apply so long as the avoir fiscal remains in effect. Although the French tax authorities have not yet issued any guidance regarding the procedures for claiming the benefit of the reduced rate of French withholding tax following the suppression of the avoir fiscal and, if applicable, the transfer of the newly implemented tax credit, any such benefits will be subject to the accomplishment of formalities yet to be published.

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

        Entities in these two categories are eligible for the reduced withholding tax rate of 15% on dividends, subject to the same withholding tax filing requirements as eligible U.S. Holders, except that they may have to supply additional documentation evidencing their entitlement to these benefits. As regards dividends paid to in 2003, these entities were not entitled to the full avoir fiscal. However, they were entitled to claim a partial avoir fiscal equal to 30/85 of the gross avoir fiscal, less withholding tax on such amount, provided that they owned, directly or indirectly, less than 10% of our company's capital and they satisfied the filing requirements specified in Internal Revenue Service regulations.

        Please note that entities in these two categories being treated like any other corporate shareholders as regards the suppression of the avoir fiscal, they will no longer be entitled to use the avoir fiscal as of January 1, 2005 and will thus lose the benefit of the transfer of any avoir fiscal with respect to dividends received as of January 1, 2004.

        Any avoir fiscal or partial avoir fiscal and any French withholding tax refund are generally expected to be paid within 12 months after the holder of shares or ADSs files Form RF I A EU-No. 5052. However, they will not be paid before January 15 following the end of the calendar year in which the dividend is paid.

        The Form RF I A EU-No. 5052 or the certificate, so long as they are applicable, together with its respective instructions, will be provided by the depositary to all U.S. Holders of ADSs registered with the depositary and are also available from the United States Internal Revenue Service. The depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the depositary in sufficient time.

        Subject to the discussion in "Passive Foreign Investment Company Status" below, for U.S. federal income tax purposes, the gross amount of any distribution and any related tax credit, including any French tax withheld therefrom, will be included in your gross income as ordinary income when any such payment is received by you (or by the depositary, if you hold ADSs), to the extent they are paid or deemed paid out of our current or accumulated earnings and profits as calculated for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your tax basis in the shares or ADSs, and to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of the shares or ADSs. Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally will constitute foreign source "passive" income for foreign tax credit purposes (or, for some holders, foreign source "financial services" income).

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

        French withholding tax imposed on the dividends you receive and on any tax credit at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may alternatively choose to claim a deduction, provided a deduction is claimed for all of the foreign taxes you pay in a particular year. A deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

        The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the creditability of French withholding tax on dividends could be affected by future actions that may be taken by the U.S. Treasury.

The Précompte

        As currently applicable, a French company must pay an equalization tax known as the précompte to the French tax authorities if it distributes, until December 31, 2004, dividends, which carry an avoir fiscal out of:

  •
  profits which have not been taxed at the ordinary corporate income tax rate; or

  •
  profits which have been earned and taxed more than five years before the distribution.

        The amount of the précompte is 50% of the net dividends before withholding tax.

        As regards dividends distributed to you until December 31, 2004, if you are not entitled to the full avoir fiscal, you should generally obtain a refund from the French tax authorities of any précompte paid by us with respect to any such dividends

        Under the U.S.-France income tax treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal, if any. Under the treaty, you are entitled to a refund of any précompte which we actually pay in cash, but not to any précompte which we pay by off-setting French and/or foreign tax credits. To apply for a refund of the précompte, so long as you may apply for it, you should file French Treasury Form RF I B EU-No. 5053 before the end of the second year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or from the French Centre des Impôts des Non-Résidents, whose address is 9, rue d'Uzès, 75094 Paris Cedex 2, France.

        As mentioned above, the French tax authorities have not yet issued any guidelines to confirm whether non-resident shareholders will be entitled to the refund of the précompte, if any, that we will pay on distributions made in 2004.

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

        As a consequence of the suppression of the précompte for dividends which will be paid as of January 1, 2005, the French Budget Law for 2004 implements a temporary equalization tax payable by the company at the rate of 25% (assessed on the net dividends before withholding tax) on dividends paid in 2005 out of profits that have not been taxed at the ordinary corporate income tax rate or that have been earned and taxed more than five years before the distribution. However, unlike the précompte, such temporary equalization tax will not be refundable to non-resident shareholders.

10.17.2    Taxation of Capital Gains

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

        Please see the discussion below under "Passive Foreign Investment Company Status" for a discussion of the consequences of a sale of our shares or ADSs for U.S. federal income tax purposes if you have owned our shares or ADSs during any year in which we were a PFIC (as defined below), including fiscal years ending June 30, 2002, 2003 and 2004.

        In the event that we cease to be a PFIC and you have made an appropriate election described below, you will generally recognize capital gain or loss if you sell, exchange or dispose of your shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the share or ADS and your adjusted basis in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain or loss generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

10.17.3    Passive Foreign Investment Company Status

        We believe, based on the review of our June 2004 year-end financial statements, and based upon the advice of Shearman & Sterling, our tax counsel, as to the legal requirements relating to PFIC status, that we will be classified as a PFIC for U.S. federal income tax purposes for the year ended June 30, 2004. We also were classified as a PFIC for the years ended June 30, 2002 and 2003. A non-U.S. corporation is classified as a PFIC for any taxable year, if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than royalties derived from the licensing of computer software that the licensor developed, created or produced), or gains on the disposition of certain minority interests) or at least 50% of the average value of its assets (determined on the basis of a quarterly average) consist of assets that produce, or are held for the production of, passive income.

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

  •
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

  •
  All gains or excess distributions allocated to prior years generally would be taxed at the highest applicable tax rate for each prior year;

  •
  An interest charge in respect of the deemed deferral benefit would be imposed on the resulting tax attributable to each of these prior taxable years; and

  •
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

        If you choose to make a mark-to-market election, you must include in ordinary income for each taxable year for which the election is in effect and we are a PFIC an amount equal to the excess, if any, of the fair market value of your shares or ADSs as of the close of the relevant taxable year over your adjusted tax basis in the shares or ADSs as of the close of the prior year. In addition, you may claim an ordinary loss deduction of the excess, if any, of your adjusted tax basis in the shares or ADSs over the fair market value of the shares or ADSs at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. Your adjusted tax basis will be increased by the amounts recognized under the mark-to-market election and decreased by the deductions allowed under the election. In the event of an actual sale or other disposition of the shares or ADSs during a year in which we are a PFIC, any gains will be treated as ordinary income and any losses will be treated as an ordinary loss to the extent of any prior net mark-to-market gains. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent year for which we are a PFIC and therefore in general is irrevocable. (Exceptions are provided if either the shares or ADSs cease to be marketable or the IRS consents to revocation of the election.) If you do not make a mark-to-market election for the first year in which you own your shares or ADSs and we are a PFIC, the interest charge will apply to any market-to-market gain recognized in the year that the election is first made. Should our company cease to be classified as a PFIC in a future year, U.S. Holders may benefit from capital gain treatment on the disposition of our shares or ADSs in a year that we no longer are a PFIC. U.S. Holders should consult their own tax advisors regarding the potential consequences to them of the mark-to-market election.

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

        YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING ANNUAL FILING REQUIREMENTS AS WELL AS ANY DECISION TO MAKE (OR REFRAIN FROM MAKING) ANY ELECTION THAT MAY BE AVAILABLE TO YOU. BECAUSE ANY SUCH DECISION WILL DEPEND UPON YOUR OWN PARTICULAR TAX SITUATION AND MAY HAVE SIGNIFICANT AND CONTINUING U.S. TAX CONSEQUENCES, WE ARE UNABLE TO GIVE ADVICE IN THIS REGARD. FOR ADDITIONAL INFORMATION, PLEASE CONSULT THE INSTRUCTIONS TO IRS FORM 8621 "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Election Fund."

10.17.4    Recent U.S. Tax Law Changes Applicable to Individuals

        Under 2003 U.S. tax legislation, some U.S. Holders (including individuals) may be eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by non-U.S. corporations if, among other things, the corporation is not a passive foreign investment company for the corporation's taxable year in which the dividend was paid, or the preceding year, certain minimum holding periods are met by the holder and either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S.-France income tax treaty) which provides for the exchange of information. We currently anticipate that if we were to pay any dividends in the year ended June 30, 2005 with respect to its shares and ADSs they would not constitute qualified dividend income for U.S. federal income tax purposes and that U.S. Holders would not be entitled to the reduced rates of tax because of our passive foreign investment company status (see "Passive Foreign Investment Company Status" above). You are urged to consult your own tax advisor regarding the impact of the provisions of the 2003 tax legislation on your particular situation.

10.17.5    French Estate and Gift Taxes

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

10.17.6    French Wealth Tax

        French wealth tax does not generally apply to shares or ADSs if the holder is a resident of the U.S. for purposes of the U.S.-France income tax treaty.

10.18    U.S. INFORMATION REPORTING AND BACKUP WITHHOLDING

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

10.19    WHERE YOU CAN FIND MORE INFORMATION

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

11.1    GENERAL

        Our activities expose us to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. To date, we have not used derivative financial instruments such as foreign exchange contracts and interest-rate swaps to hedge certain exposures. Our finance department under the direction of management and the board of directors carries out financial risk management. Our finance department manages the identification, evaluation and hedging of financial risks in close co-operation with management.

11.2    CURRENCIES

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

        We estimate that a ten-percent adverse change between the euro and the U.S. dollar exchange rate would impact reported financial results for the year ended June 30, 2004 by approximately €643,000. We estimate that a ten-percent adverse change between the euro and the British pound foreign exchange rate would impact reported financial results for the year ended June 30, 2004 by approximately €24,000.

11.3    INTEREST RATES

        As of June 30, 2004, we are only exposed to interest rate risk on our cash and cash equivalents, since we have no long-term indebtedness. To date, we have not engaged in any interest rate hedging. Our investment policy is to maximize interest income with an investment that carries minimal risk (such as money market investments).

        The following chart presents the term of assets ("+") and liabilities ("-") subject to variable interest rates as of June 30, 2004:

	0 to 1 year	1 to 5 years	More than 5 years
	(in thousands)
Financial assets	€22,352	€—	€—
Financial liabilities	—	—	—

Balance before hedging	22,352	—	—
Hedging	—	—	—

Balance after hedging	€22,352	€—	€—

        We estimate that a one percent adverse change in the interest rate would impact reported financial results by €0.2 million over a twelve month period. This amount can be compared to our interest income that amounted to €0.6 million for the year ended June 30, 2004.

11.4    SHARES

        As of June 30, 2004, we held shares in Network Physics and also treasury stock that had a historical cost of €1.0 million and €5.3 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of future value of Network Physics. The treasury stock is recorded at historical cost. The value of those shares is subject to fluctuation, which could adversely affect our operating results and financial conditions. To date, we have not engaged in any hedging of these shares.

11.5    LIQUIDITY SITUATION

        Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, our finance department aims at maintaining flexibility in funding by investing in highly liquid cash and cash equivalents. Since our assets do not exceed the maturity of our debts, we do not consider ourselves to have high liquidity risk.

11.6    FINANCIAL INSTRUMENTS

        The carrying amount and fair value of cash and cash equivalents, and deposits and other assets are set forth below. Since these assets have a short-term maturity, their fair value is not significantly different from their carrying amount.

	As of June 30, 2004
	Carrying Amount	Fair Value
	(In thousands €)
Cash and cash equivalents	€26,772	€26,772
Deposits and other assets	701	434

        The interest rate used to calculate the fair values of the above financial instruments was 4.49%.

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

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The audit committee includes a financial expert, Mr. Jean-Paul Bernardini, as defined in Item 16A of Form 20-F. Mr. Bernardini is considered an independent board director, with "independent" as defined under Nasdaq Marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.

ITEM 16B.    CODE OF ETHICS

        We have not yet adopted a "code of ethics" as defined in Item 16B of Form 20-F. During year ended June 30, 2004, we have focused on developing and implementing our process book, which contains general, finance and accounting procedures. We shall continue to develop additional processes and a code of ethics during fiscal year 2005.

ITEM 16C.    PRINCIPAL INDEPENDENT AUDITOR FEES AND SERVICES

        Principal independent auditor fees recorded in our accounts for the year ended June 30, 2004 were as follows:

	PricewaterhouseCoopers and other member firms			S&W Associés
	2004	2004 (%)	2003	2004	2004 (%)	2003
	(in thousands)
Audit fees(1)	206		330	29		37
Audit-related fees(2)	18		4	—		—

Sub-total	224	81.7	334	29	100.0	37

Legal, tax and social(3)	39		40	—		—
Services' fees	—		—	—		—
All other fees(4)	11		1	—		—

Sub-total	50	18.3	41	0	—	0

Total	274	100.0	375	29	100.0	37

(1)
Audit fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.
(2)
Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group's financial statements or that are traditionally performed by the external auditor, and include due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions or disposals.
(3)
Legal, tax and social fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax planning and services.
(4)
All other fees include fees billed for subscription fees and other audit services.

        Our Audit Committee is responsible, amongst other matters, for the oversight of our statutory auditors. To the extent permitted by the mandatory provisions of French law, the Audit Committee pre-approves any auditing services, within the meaning of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the "SOX Act"), in particular those services set out above. The Audit Committee also pre-approves non-audit services permitted under French law and the SOX Act proposed for the statutory auditors.

        During fiscal year 2004, no Audit-related fees, Legal, tax and social fees, Services' fees or other non-audit fees provided to us by our statutory auditors were approved by the Audit Committee, pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable

ITEM 17.    FINANCIAL STATEMENTS

ITEM 18.    FINANCIAL STATEMENTS

ITEM 19.    EXHIBITS

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of July 21, 2004)
4.1
License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).
4.2	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.3	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.4	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
4.5	2003 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F, Commission File Number 000-30838)
4.6	2004 Stock Option Plan (unofficial English translation)
4.7	Employment Agreement dated January 26, 2004 between InfoVista S.A. and Gad Tobaly
8	Subsidiaries of the Registrant (see "Information on the Company—General Information Concerning the Share capital of the Company—Subsidiaries and Investments").
10.1	Consent of independent auditors
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

         To the Board of Directors and Shareholders of InfoVista S.A.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of InfoVista and its subsidiaries at June 30, 2004 and June 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Paris, France

July 27, 2004, except for note 20 as to which the date is September 27, 2004

PricewaterhouseCoopers Audit

/s/  JEAN FRANCOIS CHATEL
Jean-François Châtel
Partner

INFOVISTA

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

	Year ended June 30,
	2004	2003	2002
Revenues
License revenues	€16,076	€13,246	€18,295
Service revenues	12,611	12,276	11,108

Total revenues (Note 14)	28,687	25,522	29,403
Cost of revenues
Cost of licenses	681	914	954
Cost of services (exclusive of non-cash compensation expense of €0, €5 and €83, respectively)	5,722	6,215	6,159

Total cost of revenues	6,403	7,129	7,113

Gross profit	22,284	18,393	22,290
Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of €44, €24 and €129, respectively)	14,802	16,513	16,600
Research and development expenses (exclusive of non-cash compensation expense of €0, €6 and €51, respectively) (Note 15)	6,081	7,036	7,183
General and administrative expenses (exclusive of non-cash compensation expense of €0, €3 and €54, respectively)	4,346	5,167	6,980
Stock compensation expense	44	38	317
Restructuring costs and consulting fee (Note 17)	2,495	1,590	2,377
Impairment charge for goodwill (Note 7)	—	—	1,841
Amortization of intangibles (Note 7)	380	380	380

Total operating expenses	28,148	30,724	35,678

Operating loss	(5,864)	(12,331)	(13,388)
Other income (expense):
Interest income	631	1,223	2,005
Net foreign currency transaction losses	(109)	(231)	(673)
Other	(608)	(150)	130

Loss before income taxes and minority interest	(5,950)	(11,489)	(11,926)
Income tax expense (Note 9)	(254)	(36)	(12)
Minority interest	—	—	34

Net loss	€(6,204)	€(11,525)	€(11,904)

Basic and diluted loss per share	€(0.35)	€(0.61)	€(0.60)

Basic and diluted weighted average shares outstanding	17,778,929	18,843,308	19,733,253

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of June 30
	2004	2003
ASSETS
Cash and cash equivalents (Note 2)	€26,772	€37,900
Marketable securities (Note 3)	5,904	5,850
Trade receivables, net of allowance of €387 and €460 (Note 18)	8,367	5,259
Prepaid expenses and other current assets (Note 4)	2,399	2,616

Total current assets	43,442	51,625
Fixed assets, net (Note 5 & 14)	2,449	3,549
Licensed technology and advances, net	850	1,086
Investment in affiliate (Note 6)	1,027	937
Deposits and other assets (Note 8)	1,085	1,236

Total non-current assets	5,411	6,808

Total assets	€48,853	€58,433

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables	€2,614	€3,347
Accrued salaries and commissions	1,680	1,772
Accrued social security and other payroll taxes	818	680
Deferred revenue	5,453	4,294
Accrued VAT	1,384	1,042
Other current liabilities	537	809

Total current liabilities	12,486	11,944
Other long term liabilities	113	71

Total non-current liabilities	113	71
Commitments and contingencies (Note 11)
Stockholders' equity
Common stock, par value of €0.54 per share (18,950,920 and 18,802,637 shares authorized and issued, and 17,115,466 and 18,038,003 shares outstanding) (Note 13)	10,233	10,153
Capital in excess of par value of stock	84,982	84,716
Accumulated deficit	(52,313)	(46,109)
Unrealized losses on available for sale securities	(96)	(150)
Cumulative translation adjustment	(1,236)	(1,138)
Less common stock in treasury (1,835,454 and 764,634 shares), at cost	(5,316)	(1,054)

Total stockholders' equity	36,254	46,418

Total liabilities and stockholders' equity	€48,853	€58,433

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except for share and per share data)

	Numbers of ordinary shares	Numbers of treasury shares	Common stock	Treasury stock	Capital in excess of par value of stock	Accumulated other comprehensive loss	Deferred compensation	Total
Balance, June 30, 2001	19,641,414	6,753	€10,606	€(72)	€85,717	€(23,283)	€(399)	€72,569
Exercise of stock warrants	197,710	—	107	—	135	—	—	242
Exercise of stock options	27,436	—	15	—	25	—	—	40
Subscription and exercise of stock warrants	—	—	—	—	6	—	—	6
Reversal of deferred compensation on forfeited options	—	—	—	—	(107)	—	107	0
Stock compensation expense	—	—	—	—	63	—	254	317
Components of comprehensive income:
Net loss	—	—	—	—	—	(11,904)	—	(11,904)
Currency translation adjustment	—	—	—	—	—	(165)	—	(165)
Unrealized loss on available for sale securities	—	—	—	—	—	(487)	—	(487)

Comprehensive income								(12,556)

Balance, June 30, 2002	19,866,560	6,753	10,728	(72)	85,839	(35,839)	(38)	60,618
Exercise of stock options	16,250	—	9	—	10	—	—	19
Subscription and exercise of stock warrants	—	—	—	—	3	—	—	3
Stock compensation expense	—	—	—	—	—	—	38	38
Purchase of treasury stock	—	1,938,054	—	(2,912)	—	—	—	(2,912)
Common stock issued from treasury	—	(100,000)	—	193	17	—	—	210
Cancellation of treasury stock	(1,080,173)	(1,080,173)	(584)	1,737	(1,153)	—	—	0
Components of comprehensive income:
Net loss	—	—	—	—	—	(11,525)	—	(11,525)
Currency translation adjustment	—	—	—	—	—	(370)	—	(370)
Unrealized gain on available for sale securities	—	—	—	—	—	337	—	337

Comprehensive income								(11,558)

Balance, June 30, 2003	18,802,637	764,634	10,153	(1,054)	84,716	(47,397)	0	46,418
Exercise of stock options	124 950	—	67	—	182	—	—	249
Subscription and exercise of stock warrants	23 333	—	13	—	17	—	—	30
Stock compensation expense	—	—	—	—	44	—	—	44
Purchase of treasury stock	—	1,100,820	—	(4,310)	—	—	—	(4,310)
Common stock issued from treasury	—	(30,000)	—	48	23	—	—	71
Components of comprehensive income:
Net loss	—	—	—	—	—	(6,204)	—	(6,204)
Currency translation adjustment	—	—	—	—	—	(98)	—	(98)
Unrealized gain on available for sale securities	—	—	—	—	—	54	—	54

Comprehensive income								(6,248)

Balance, June 30, 2004	18,950,920	1,835,454	€10,233	€(5,316)	€84,982	€(53,645)	€0	€36,254

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except for share and per share data)

	Year ended June 30
	2004	2003	2002
Cash flows from operating activities:
Net loss	€(6,204)	€(11,525)	€(11,904)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,033	1,218	1,211
Loss on disposal and impairment of fixed assets	608	161	362
Amortization of intangibles	380	380	380
Impairment charge for goodwill	—	—	1,841
Amortization of licensed technologies and royalties advances	241	241	241
Stock compensation expense	44	38	317
Provision for bad debt	113	(3)	(3)
Changes in operating assets and liabilities:
Trade receivables	(3,325)	2,419	929
Prepaid expenses and other current assets	201	(409)	309
Deposits and other assets	(279)	72	(186)
Trade payables	(783)	(1,079)	853
Accrued expenses	79	460	416
Deferred revenues	1,227	958	(578)
Other current liabilities	118	(454)	624
Other long term liabilities	79	10	(82)

Net cash used by operating activities	(6,468)	(7,513)	(5,270)
Cash flows from investing activities:
Purchase of fixed assets	(487)	(702)	(1,550)
Purchase of investments in an affiliate	(90)	(937)	—
Purchase of marketable securities	—	—	(6,000)

Net cash used by investing activities	(577)	(1,639)	(7,550)
Cash flows from financing activities:
Payments of debt	—	(305)	(259)
Proceeds from exercise of stock options	249	19	241
Proceeds from subscription and exercise of stock warrants	30	3	46
Purchase of treasury stock	(4,310)	(2,912)	—
Proceeds from issuance of treasury stock	71	210	—

Net cash (used) provided by financing activities	(3,960)	(2,985)	28

Net change in cash	(11,005)	(12,137)	(12,792)
Effects of exchange rate changes	(123)	(189)	114

Decrease in cash and cash equivalents	€(11,128)	€(12,326)	€(12,678)
Cash and cash equivalents at beginning of period	€37,900	€50,226	€62,904

Cash and cash equivalents at end of period	€26,772	€37,900	€50,226

Supplemental disclosure of non-cash transactions:
Reversal of deferred compensation on cancellation of related stock options	€—	€—	€107

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1.     SIGNIFICANT ACCOUNTING POLICIES

  Description of business

        InfoVista S.A. and its subsidiaries (the "Group") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, the Group provides service support for the installation, implementation, training and maintenance of its products. The Group products are part of the software market segment known as Service Level Management ("SLM"). The Group markets its products to telecommunication companies, Internet Service Providers ("ISPs") and large enterprises. The Group maintains its headquarters in Les Ulis (outside Paris), France with subsidiaries located in Europe, Americas and Asia.

  Principles of consolidation and basis of presentation

        The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year presentation.

        The accompanying consolidated financial statements include the accounts of InfoVista S.A. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. During the year ended June 30, 2003, InfoVista Enterprise Solution ("IES") was created in October 2002 and the Group purchased a significant portion of minority shares in July 2002 for InfoVista (Asia-Pacific) Pte Ltd. During the year ended June 30, 2002, InfoVista GmbH and TISS Intra GmbH were merged together as of January 1, 2002. During the year ended June 30, 2001, InfoVista BNL was created in December 2000, and InfoVista IBE in June 2001, while TISS Intra GmbH was acquired by InfoVista S.A. on December 2, 2000.

        Consolidated companies are the following as of June 30, 2004:

Company	Country of incorporation	% of ownership	Commencement of inclusion in consolidated financial statements
InfoVista S.A. (parent)	France	—	—
InfoVista Corp.	USA	100.00	1997
InfoVista UK Ltd	Great Britain	100.00	1999
InfoVista GmbH	Germany	100.00	1999
InfoVista (Asia-Pacific) Pte Ltd	Singapore	98.04	2000
InfoVista BNL NV	Belgium	100.00	2001
InfoVista IBE SA	Spain	100.00	2001
InfoVista IES SAS	France	100.00	2002

  Foreign currency translation

        Generally, the functional currency of InfoVista S.A. and its subsidiaries is the applicable local currencies in accordance with Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation", while the Group's reporting currency is the euro.

        All assets and liabilities of the InfoVista S.A. and its subsidiaries with functional currencies other than euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) shareholder's equity accounts at historical exchange rates. Generally, transaction gains or losses are reflected in net income (loss). Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of shareholder's equity.

  Goodwill and other purchased intangible assets

        The Group records goodwill when the cost of net identifiable assets that it acquires in a purchase business combination exceeds their fair value. Goodwill and intangible assets are tested annually and whenever events or circumstances occur indicating these assets may be impaired. The purpose of these tests is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. The Group compares future undiscounted cash flows that are generated by the asset to its carrying value in order to initially test whether an impairment charge should be recognized. If the future undiscounted cash flows are lesser than the carrying value, the Group then performs a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future cash flows. The cash flow calculation is based on management's best estimates, using appropriate assumptions and projections at that time.

  Licensed technology and royalty advances

        Licensed technology and royalty advances, which pertain to payments by the Group for the license of technology used in the Group's products, are stated at cost less accumulated amortization. Costs of licensed technology and royalty advances are amortized using the greater of (1) the straight-line method over their estimated economic lives or (2) current period revenue to anticipated total revenues during the license period.

  Fixed assets

        Fixed assets are recorded at their historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which are as follows:

Furniture and fixtures	10 years
Computers and hardware	5 years
Leasehold improvements	10 years
Purchased software	3 years

        Leasehold improvements are depreciated over the lesser of its useful life or the remaining period of the existing leases. Repairs and maintenance expenditures are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is recognized in other income/expense.

        The Group has adopted SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded for long-lived assets used in operations, such as property, equipment and improvements, and intangible assets, when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets.

  Trade receivables

        Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.

  Cash, cash equivalents, and marketable securities

        The Group considers highly liquid investments with an original maturity of three months or less to be cash equivalents. The Group has classified its marketable securities as available-for-sale and recorded them at fair value with the unrealized gains and losses reported as a separate component of stockholders' equity.

  Income taxes

        The Group accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted applicable tax rates. SFAS 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

  Revenue recognition

        Revenues from sales of licenses to end-user clients are recognized generally when the Group receives a purchase order and/or other written contractual documentation (depending on the requirement of the end-user client), the Group delivers the software (assuming no significant obligations exist), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. The Group recognizes reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which the Group receives either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. The Group recognizes license revenues from Original Equipment Manufacturers ("OEM") either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.

        Customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels. Payments for maintenance fees (on initial or renewal orders) are generally made in advance and are non-refundable. The Group defers revenues for maintenance services and recognizes them ratably over the term of the maintenance sold. Revenues from purchase orders received for consulting, training and other support services are generally recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between resellers and the Group. End-users either enter into a service contract directly with the Group or with a reseller. We account for the reimbursement of "out-of-pocket" expenses as service revenues, as these costs are incurred.

        Since licenses are almost always sold with maintenance services, the Group recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on other services are generally allocated to the delivered license portion of the fee. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.

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

  Research and development of computer software

        The Group accounts for software development costs in accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the consolidated statement of operations.

        Research and development expenses consist primarily of personnel costs (salaries and facilities) associated with software development, amortization of any capitalized software costs, and technological acquisitions of third party software (which are not considered to have reached technological feasibility at the date of acquisition).

        To date, the establishment of technological feasibility of the Group's products and their general release substantially coincide. As a result, the Group has not capitalized any software development costs since such costs have not been significant.

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

  Fair value of financial instruments

        As of June 30, 2004 and 2003, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

  Concentrations of credit risk

        Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Group maintains its cash and cash equivalents with high credit quality financial institutions. Trade receivables potentially subject the Group to concentrations of credit risk. The Group closely monitors extensions of credit and has not experienced significant credit losses in the past.

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

  Stock purchase options and stock warrants

        The Group accounts for its stock options and purchase stock warrants issued to employees pursuant to the provisions of Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations whereby compensation cost is measured, at the measurement date, as the difference between the market value of stock and the exercise price (the intrinsic value method). The measurement date corresponds to the date on which both the number of shares subject to grant and the exercise price per share are known.

  Recent accounting pronouncements

        In August 2003, the Emergency Issue Task Force ("EITF") reached a consensus on EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More than Incidental Software. EITF Issue No. 03-5 affirms that SOP 97-2 applies to non-software deliverables such as hardware in an arrangement if the software is essential to the functionality of the non-software deliverables. The Group has adopted and does not expect the adoption of EITF No. 03-5 to have a material impact on its consolidated financial position, results of operations, or cash flows.

        In November 2003, the EITF reached an interim consensus on Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, to require additional disclosure requirements for securities classified as available-for-sale or held-to-maturity for fiscal years ending after December 15, 2003. Those additional disclosures have been incorporated into the notes to consolidated financial statements. In March 2004, the EITF reached a final consensus on this Issue, to provide additional guidance, which companies must follow in determining whether investment securities have an impairment, which should be considered other-than-temporary. The guidance is applicable for reporting periods beginning after June 15, 2004. The Group does not expect the adoption under the final consensus would have a significant impact on the carrying value of its investments at June 30, 2004.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. The primary objectives of FIN 46 were to provide guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate the variable interest entity ("VIE"). This Interpretation applies immediately to VIEs created after January 31, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R"), in part to clarify certain of its provisions. Among other things, FIN 46R deferred the effective date for VIEs created prior to February 1, 2003 to the end of the first reporting period that ends after March 15, 2004. FIN 46R requires consolidation of VIEs by business enterprises considered to be the primary beneficiary of the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are ownership, contractual, or other pecuniary interests in an entity. The primary beneficiary is required to consolidate the assets, liabilities, and results of the activities of the VIE. FIN 46R requires additional disclosures relating to transactions involving VIEs to be made by primary beneficiaries and enterprises holding significant variable interests in VIEs. The Company has assessed its interests in certain entities to determine whether such entities are considered to be VIEs and concluded that the entities are not VIEs.

2.     CASH AND CASH EQUIVALENTS

	As of June 30
	2004	2003
Cash	€5,070	€4,779
Short-term deposits	21,702	33,121

Total cash and cash equivalents	€26,772	€37,900

3.     MARKETABLE SECURITITES

        The Group maintains a liquid investment portfolio with the intention to support current operations and take advantage of investment opportunities. As a result, all marketable securities are considered to be available-for-sale and are classified as current assets. On January 17, 2002, the Group invested €6,000 in KLEBER 2006. The Group has the ability to sell the security on a weekly basis before its maturity date at published market rates. The value of KLEBER 2006 is benchmarked against a collection of equity investments, but the original cost of €6,000 is guaranteed if held to the maturity date, which is January 2006. As of June 30, 2004 and 2003, the Company recorded unrealized losses of €96 and €150 and fair value of €5,904 €5,850, respectively for marketable securities available-for-sale. No realized gains or losses on marketable securities available-for-sale have been included in net loss for the years ended June 30, 2004, 2003, and 2002.

4.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of June 30
	2004	2003
Prepaid expenses	€618	€1,230
Value Added Taxes receivable	1,417	1,291
Other	364	95

Total prepaid expenses and other current assets	€2,399	€2,616

5.     FIXED ASSETS, NET

Gross Value	Opening	Additions	Disposals and write-offs	Reclass	Currency variation	Closing
Purchased software	€1,434	€57	€148	€(8)	€(14)	€1,321
Computers & hardware	2,842	372	237	(16)	(38)	2,923
Leasehold improvements	1,464	58	422	(112)	88	1,076
Furniture & fixtures	924	70	256	47	(10)	775

Total	€6,664	€557	€1,063	€(89)	€26	€6,095

Accumulated Depreciation	Opening	Additions	Disposals and write-offs	Reclass	Currency variation	Closing
Purchased software	€894	€240	€83	€—	€(14)	€1,037
Computers & hardware	1,403	555	174	(8)	(20)	1,756
Leasehold improvements	512	161	124	(1)	(9)	539
Furniture & fixtures	306	77	74	8	(3)	314

Total	€3,115	€1,033	€455	€(1)	€(46)	€3,646

6.     INVESTMENT IN AFFILIATE

        As of June 30, 2004 and 2003, the investment in affiliate of €1,027 and €937, respectively, corresponds to non-cumulative, redeemable preferred stock shares in Network Physics, a private U.S.-based corporation that has recently started its business activities. The Group does not believe that it currently has significant influence over Network Physics. As a result, the Group has accounted for this investment in affiliate at cost as of June 30, 2004 and 2003. As of June 30, 2004 and 2003, the Group's investment in Network Physics represented approximately 7% and 13% of their outstanding voting stock. Management regularly reviews the continued progress and financial performance of Network Physics, along with future business plans and other prospective information. As of June 30, 2004, based on the available information, management considers that no impairment should be recorded to reduce the carrying value of this investment. Network Physics is a related party as mentioned in Note 16—Related Party Transactions.

7.     ACQUISITION OF TISS

        On December 2, 2000, the Group entered into an agreement to acquire all of the outstanding common shares of TISS Intra GmbH ("TISS"), a privately-held company that was an InfoVista Business

Solution Integrator ("BSI") for over a year, implementing complete "SLM" solutions, including training, maintenance and support for clients such as AUDI, Concert, and Deutsche Telekom. Under the terms of the acquisition agreement, the Group assumed approximately €1,896 of liabilities and paid approximately €3,158 (includes €125 of transaction costs) in cash to acquire TISS in January 2001. The transaction was accounted for under the purchase method of accounting. TISS's results of operations have been included in the Group's consolidated financial statements, from December 2000 (the date of the acquisition).

        During the year ended June 30, 2001, the Group finalized the purchase price allocation. A summary of this allocation of the purchase price was as follows:

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

        In accordance with SFAS 142, "Goodwill and Other Intangible Assets", the Group reclassified the carrying value of the workforce as of July 1, 2001 into goodwill. During June 2002, the Group performed the annual impairment test of goodwill carrying value of €1,841. As a result of economic conditions in Central Eastern Europe, the Group's future cash flows forecast for this reporting unit was lowered, which led to an impairment charge for the entire carrying value of the goodwill.

8.     FAIR VALUE OF INSTRUMENTS

        As of June 30, 2004 and 2003, the fair value of long-term deposits was €434 and €382 respectively, compared to book values of €701 and €560, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

9.     INCOME TAXES

        The income tax expense consisted of:

	Year ended June 30,
	2004	2003	2002
Current income tax expense	€(254)	€(36)	€(12)
Deferred income tax expense	—	—	—

	€(254)	€(36)	€(12)

  Effective tax rate

        Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

	Year ended June 30,
	2004	2003	2002
Statutory tax rate in France	34.32%	34.32%	34.32%
Deferred tax assets on operating losses and temporary differences—Valuation allowance	(48.10)%	(34.91)%	(33.80)%
Effect of differences in foreign tax rates	5.10%	0.07%	(2.06)%
Permanent differences and others	4.41%	0.52%	1.54%

Effective tax rate	(4.27)%	0.00%	0.00%

  Deferred tax assets and valuation allowance

        The approximate income tax effects of the temporary book to tax differences are as follows:

	As of June 30
	2004	2003	2002
Deferred tax assets on tax loss carry forwards	€16,470	€14,748	€12,056
Deferred tax on temporary differences:
Depreciation	(39)	(124)	(110)
Deferred revenues	—	—	460
Others	(29)	1,861	(333)

Total deferred tax assets	16,402	16,485	12,073
Valuation allowance	(16,402)	(16,485)	(12,073)

Net deferred tax assets	€0	€0	€0

  Net operating loss carryforwards

        As of June 30, 2004, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
2005	€—
2006	—
2007	—
2008	—
Between 2013 and 2024	23,330
No expiration date	23,218

Total net operating loss carryforwards	€46,548

        Fiscal years ended from June 30, 1997 to June 30, 2004 are subject to tax audit from the respective tax authorities in the countries where the Group's subsidiaries are incorporated. The Group's management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Group's financial position or results of operations.

        Loss before income taxes and minority interest was as follows:

	Year ended June 30,
	2004	2003	2002
France	€(12,727)	€(13,784)	€(13,553)
Others	6,777	2,295	1,627

Total	€(5,950)	€(11,489)	€(11,926)

10.   DEBT

  Available lines of credit

        As of June 30, 2004 and 2003, the Group did not have any available lines of credit.

11.   COMMITMENTS AND CONTINGENCIES

  Operating leases

        The Group leases its facilities and certain equipment under lease agreements expiring through June 2009. Certain leases have renewal options to extend the lease periods up to an additional three to six years.

        As of June 30, 2004, future minimum rental payments under these leases, summarized by fiscal year, are as follows:

Year ending June 30,
2005	€1,358
2006	980
2007	868
2008	742
2009	594
Thereafter	—

Total	€4,542

        For the years ended June 30, 2004, 2003 and 2002, the operating rent expenses were €1,815, €2,154 and €2,383, respectively.

  Purchase obligations

        As of June 30, 2004, the Group had €486 of purchase obligations that arise from firm purchase orders or contractual obligations with suppliers that shall expire within one year. On such balance sheet date, the Group has not yet received such goods or services, but is committed to pay for them.

  Stock options

        Under French tax law, favorable tax treatment is accorded to the Group and to the employees if, among other things, the shares are held for at least four or five years, depending on the grant date. Except in certain limited circumstances, if the shares are disposed of prior to the end of this four-year or five-year period, social security charges will be borne by both the Group and the employee.

        Due to the unfavorable tax consequences to the employees of disposing of these shares before the expiration of the four-year or five-year period, it is considered unlikely that such disposals would take place. Accordingly, no liability for the Group's portion of the social security charges has been recorded in the financial statements. The amount payable by the Group in the event an employee did exercise and sell the shares so obtained before the four-year or five-year period elapsed would be approximately 45% of the difference between the market price of the stock at the exercise date and the exercise price.

        Assuming the exercise of all stock options vested as of June 30, 2004, the taxes payable for the Group would have amounted to €606 calculated using the closing price of the shares on June 30, 2004. Depending on the future fluctuations of the Group's share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to the Group's employees, management believes that the sale of these shares by a significant number of employees is improbable. Therefore, the Group has not recognized a provision for such taxes in the financial statements.

  Potential legal contingencies

        The Group has various lawsuits, claims, commitments and contingent liabilities arising from ordinary conduct of its business. However, they are not expected to have a material adverse effect on its operating results, financial position and cash flows of the Group.

  Guarantees and indemnification obligations

        The Group enters into agreements in the ordinary course of business with, among others, customers, resellers, OEMs, systems integrators and distributors. Most of these agreements require us to indemnify the other party against third party claims alleging that a Group product infringes a patent or copyright. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions of the Group, its employees, agents or representatives. In addition, from time to time we have made certain guarantees regarding the performance of the Group's products and services to our customers. Based upon our historical experience and information known as of June 30, 2004, management believes that our liability on the above guarantees and indemnities as of June 30, 2004 is immaterial.

12.   EMPLOYEE RETIREMENT PLANS

  French employee retirement plan

        Under French law, the Group must make contributions to government-regulated schemes for retirement plans. There is no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Group's obligation as of June 30, 2004 and 2003 was immaterial.

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

        For the years ended June 30, 2004 and 2003, the U.S. subsidiary made a contribution to the plan of €38 and €21, respectively. For the year ended June 30, 2002, the U.S. subsidiary made no contributions to the plan.

13.   CAPITAL (COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

  Common stock

        On July 7, 2000, the Group completed an Initial Public Offering ("IPO") of 6,000,000 common shares in the form of American Depositary Shares ("ADS") on the NASDAQ National Market System and Series O Ordinary shares on the Nouveau Marché of the Paris Bourse. The net proceeds, after related costs of issuance of shares of approximately €8,150, amounted to approximately €68,650.

  Treasury Stock

        During the year ended June 30, 2004 and in accordance with the Group's share buyback program authorized by the annual Shareholder's meeting on December the 5, 2002 and December the 15, 2003, the Group repurchased 1,100,820 shares (of which 820 were ADSs) for €4,310 and sold 30,000 shares that had been repurchased for €71. During the year ended June 30, 2003, the Group repurchased 1,938,054 shares for €2,912, sold 100,000 shares that had been repurchased for €210 and cancelled 1,080,173 treasury shares for €1,737. During the year ended June 30, 2002, the Group did not repurchase any shares. As of June 30, 2004 and 2003, 1,835,454 and 764,634 shares, respectively, were held as treasury stock and available for general corporate purposes.

  Stock options

        The Group has four separate stock option plans (the "1999 Plan", the "2000 Plan", the "2001 Plan" and the "2003 Plan" or, collectively, the "Plans") pursuant to which stock options may be granted to officers and employees to purchase a specified number of shares at a price determined by the board of directors.

        The 1999 Plan, 2000 Plan and 2001 Plan allows the board of directors to grant stock options giving the right to subscribe for 1,126,000, 750,000 and 2,000,000 shares, respectively, for a period of five years from the date of shareholders' authorization. Under the terms of these plans, stock options granted generally vest over a period of three years with 25% vesting on each of the one year, two year, two and a half year, and third year anniversary of the date of grant. Under the terms of the 1999 Plan and 2000 Plan, stock options expire eight years from the date of grant; under the terms of the 2001 Plan, stock options expire ten years from the date of grant.

        In accordance with the 2000 Plan, the board of directors modified the vesting period of 330,830 stock options for seven employees. These stock options shall vest by the earlier of 25% at the end of each quarter for which the Group will be break even ("adjusted net profit") or under the terms of the 2000 Plan.

        On August 30, 2001, the Group offered eligible employees the opportunity to surrender the right to the benefit from outstanding stock options to subscribe in shares granted on or after September 1, 2000 under the 2000 Plan and 2001 Plan, with an exercise price greater than €30 per share, for new stock options to subscribe in shares. On May 13, 2002, the new stock options were granted. The number of new stock options granted to each eligible employee was equal to the number of the stock options that was cancelled. The Group did not incur any stock compensation expense as a result of the stock option surrender and re-grant scheme.

        The 2003 Plan allows the board of directors to grant stock options giving the right to purchase 300,000 existing shares, for a period of three years and two months from the date of shareholders' authorization. All other terms and conditions are similar to the 2001 Plan.

        A summary of the status of the Group's stock options under the Plans is as follows:

	Options to subscribe for shares		Options to purchase shares
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, June 30, 2001	2,497,083	€15.68	0	€0

Granted	1,267,915	2.84	—	—
Forfeited/Cancelled	(1,229,861)	(26.63)	—	—
Exercised	(27,436)	(1.45)	—	—

Balance, June 30, 2002	2,507,701	3.97	0	0

Granted	960,800	1.71	—	—
Forfeited/Cancelled	(668,858)	(4.11)	—	—
Exercised	(16,250)	(1.22)	—	—

Balance, June 30, 2003	2,783,393	3.17	0	0

Granted	1,225,730	2.97	295,180	2.15
Forfeited/Cancelled	(888,447)	(2.50)	(11,300)	(2.15)
Exercised	(124,950)	(2.00)	—	—

Balance, June 30, 2004	2,995,726	€2.82	283,880	€2.15

        As of June 30, 2004, the Group had 463,012 and 16,120 options to subscribe for shares and options to purchase shares available for grant, respectively.

        The following table summarizes information concerning outstanding and exercisable stock options under the Plans as of June 30, 2004:

	Outstanding
				Exercisable
		Weighted-Average Remaining Life (in Years)
Range of Exercise Prices/Share	Number of Shares		Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
From €1.01 to 2.00	1,006,112	5.58	€1.73	598,212	€1.76
From €2.01 to 5.00	2,107,744	8.01	2.37	479,404	3.23
From €5.01 to 10.00	39,650	6.97	8.14	39,650	8.14
From €10.01 to 20.00	101,100	4.65	11.79	101,100	11.79
Over €20.01	25,000	6.24	31.95	25,000	31.94

Total	3,279,606	7.14	€2.76	1,243,366	€3.95

  Stock purchase warrants

        A summary of the Group's stock purchase warrants is as follows:

	Series O Warrants	Series C Warrants	Series E Warrants	Series F Warrants	Total Warrants	Total Issuable Shares
Balance, June 30, 2001	425,420	57,500	0	0	482,920	241,460

Granted	—	—	140,624	—	140,624	140,624
Forfeited	—	—	—	—	0	0
Exercised	(395,420)	—	—	—	(395,420)	(197,710)

Balance, June 30, 2002	30,000	57,500	140,624	0	228,124	184,374
Granted	—	—	—	165,624	165,624	165,624
Forfeited	—	—	—	—	0	0
Exercised	—	—	—	—	0	0

Balance, June 30, 2003	30,000	57,500	140,624	165,624	393,748	349,998
Granted	—	—	—	—	0	0
Forfeited	—	—	(25,000)	(16,667)	(41,667)	(41,667)
Exercised	(30,000)	—	—	(8,333)	(38,333)	(23,333)

Balance, June 30, 2004	0	57,500	115,624	140,624	313,748	284,998

        On June 30, 1998, the Group issued 1,000,000 Series O stock warrants to certain members of management for aggregate consideration of €15. Two stock warrants entitle the holder to purchase one share for €1.22. As of June 30, 2004, these stock warrants were fully exercised.

        On December 9, 1999, and in connection with the issuance of common shares, the Group issued to certain investors and members of management 1,600,000 Series C stock warrants to purchase 800,000 ordinary shares at an exercise price of €4.88 per share for aggregate consideration of €24. These stock warrants were immediately fully vested and expire on December 8, 2004.

        As authorized during the shareholders' meeting held on December 13, 2001, the Group issued on February 7, 2002 140,624 Series E stock warrants (out of the 195,624 stock warrants authorized) to six board directors, one director of its subsidiary InfoVista (Asia-Pacific) Pte Ltd and the members of the Advisory Committee of InfoVista (Asia-Pacific) Pte Ltd. for aggregate consideration of €6. These stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €4.31 per share. These stock warrants vest over a period of two years with 1/3 vesting on the issue date, first year and second year anniversary of the issue date. These stock warrants expire February 6, 2007.

        As authorized during the shareholders' meeting held on December 5, 2002, the Group issued on February 10, 2003 165,624 Series F stock warrants (out of the 190,624 stock warrants authorized) to seven board directors for aggregate consideration of €3. These 165,624 stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €1.52 per share. These stock warrants vest over a period of two years with 1/3 vesting on each of the issue date, first year and second year anniversary of the issue date and. These stock warrants expire February 9, 2008.

  SFAS 123 disclosures

        The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year ended June 30,
	2004	2003	2002
Net loss, as reported	€(6,204)	€(11,525)	€(11,904)
Total stock-based employee compensation expense included in the determination of net income as reported, net of related tax effects	44	38	317
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,077)	(7,646)	(14,441)

Pro forma net loss	€(7,237)	€(19,133)	€(26,028)

Earnings per share:
Basic and diluted—as reported	€(0.35)	€(0.61)	€(0.60)
Basic and diluted—pro forma	€(0.41)	€(1.02)	€(1.32)

        Information with respect to the Group's stock option grants and the computation of fair value, using the Black Scholes evaluation model method, follows:

	Year ended June 30,
	2004	2003	2002
Weighted average fair value per share for stock options and warrants granted	€1.74	€1.09	€2.22
Total fair value of stock options and warrants granted	€2,211	€1,231	€851
Weighted average assumptions:
Expected holding period (years)	3.7	3.6	4.3
Risk-free interest rate	2.91%	3.67%	4.90%
Volatility	84.77%	102.40%	115.36%
Expected dividend yield	N/A	N/A	N/A

14.   SEGMENT INFORMATION

  Reportable segments

        For management purposes, the Group is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its eight operating entities are located.

        The enterprise's chief operating decision-maker, as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Board of Directors, reviews operating results on the basis of the organization as described above.

  Geographic areas

        The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

  Revenue analysis

	Year ended June 30,
	2004	2003	2002
Europe
France	€3,666	€3,645	€6,028
Others	10,152	8,939	11,056

Total	13,818	12,584	17,084
Americas	12,063	9,603	10,087
Asia-Pacific	2,806	3,335	2,232

Total sales to external customers	€28,687	€25,522	€29,403

  Carrying amount of long-lived assets

        Long-lived assets reflect net fixed assets.

	As of June 30,
	2004	2003
Europe
France	€1,696	€2,258
Others	123	166

Total	1,819	2,424
Americas	536	1,025
Asia-Pacific	94	100

Total carrying amount of long-lived assets	€2,449	€3,549

  Information about major customers

        For the years ended June 30, 2004, 2003 and 2002, no customer individually accounted for more than 10% of consolidated net revenues.

15.   RESEARCH AND DEVELOPMENT EXPENSES

        For the years ended June 30, 2004, 2003, and 2002, technological acquisitions of third party software costs included in research and development expenses were €0, €959, and €0, respectively.

16.   RELATED PARTY TRANSACTIONS

        On February 8, 2001, the Group completed a Second Public Offering ("SPO"). Pursuant to which, certain of the Group's shareholders sold 3,562,500 shares of the Group (including 464,674 shares as over-allotment option) in a public offering on the Nouveau Marché of Euronext and on NASDAQ (in the form of American Depositary Shares). For the year ended June 30, 2002, the Group recorded €312 of income from administrative fees related to the services provided for the Secondary Public Offering.

        The Group sells licenses and services to ClariTeam. The Group's Chairman and CEO is a board director of ClariTeam and the Chairman and CEO along with other officers and investors of the Group are also significant shareholders of ClariTeam. For the years ended June 30, 2004, 2003 and 2002, the Group recognized revenues from sales to ClariTeam amounting to €29, €52 and €132, respectively. As of June 30, 2004 and 2003, the Group recorded €0 and €8 net trade receivables from ClariTeam, respectively. As of June 30, 2004 and 2003, the Group recorded €4 and €0 trade payables to ClariTeam, respectively.

        Network Physics, a U.S.-based corporation, develops products within the network service management sector that has developed a network appliance to analyze and improve enterprise application performance across the Internet. During June 2003, the Group executed a reseller agreement with Network Physics so that the Group may purchase Network Physics appliances for resale to third parties.

        During May 2003, the Group signed an OEM agreement with Ecensity in order to embed their technology into certain software products. The Group's Chairman and CEO is a board director of Ecensity and the Chairman and CEO along with other officers and investors of the Group are also significant shareholders of Ecensity Corporation. For the year ended June 30, 2004 and 2003, the Group incurred €34 and €9 of charges related to the OEM agreement. The Group had €0 trade payables with Ecensity as of June 30, 2004 and 2003.

17.   RESTRUCTURING COSTS AND CONSULTING FEE

        The following table summarizes the restructuring charges and consulting fees recorded in the Company's consolidated statement of operations:

	Year ended June 30,
	2004	2003	2002
Reduction in its workforce	€795	€1,514	€998
Office rationalization	1,700	76	699
Consulting fee	—	—	680

Total restructuring costs and consulting fee	€2,495	€1,590	€2,377

        The following information outlines each of the individual restructuring plans and related balance sheet information.

  2004 Restructuring plan

        During the year ended June 30, 2004, the Group effected a reduction in its worldwide workforce of 16 employees and adopted an office rationalization plan to further consolidate its U.S. offices and reduce the size of the Munich office. In accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", costs associated with the office rationalization were incurred on the cease-to-use date per office location in an amount equal to the fair value of remaining term on lease contracts.

        The amounts charged against the provision established in fiscal year 2004 are as follows:

	Initial provision	Utilization fiscal year 2004	Ending balance	Non-cash portion of provision
Reduction in workforce	€795	€(795)	€—	€—
Office rationalization	1,700	(1,700)	—	—

Total	€2,495	€(2,495)	€—	€—

        As of June 30, 2004, the 2004 restructuring plan was completed. The initial provision of €2,495 was slightly surpassed by €46 of additional charges that were included in sales and marketing costs.

  2003 Restructuring plan

        During the year ended June 30, 2003, the Group effected a reduction in its worldwide workforce of 30 employees and adopted an office rationalization plan to further consolidate and reduce the size of the Munich office. Costs associated with exiting facilities included estimated sublease losses, commissions and concessions, and other facility closing costs including rent expense while the office space was vacant.

        The amounts charged against the provision established in fiscal year 2003 are as follows:

	Opening balance	Utilization fiscal year 2004	Adjustments fiscal year 2004	Ending balance
Reduction in workforce	€62	€—	€(62)	€—
Office rationalization	—	—		—

Total	€62	€—	€(62)	€—

	Initial provision	Utilization fiscal year 2003	Ending balance	Non-cash portion of provision
Reduction in workforce	€1,514	€(1,452)	€62	€—
Office rationalization	76	(76)	—	—

Total	€1,590	€(1,528)	€62	€—

        During the year ended June 30, 2004, the plan was deemed complete which resulted in the reversal of an employee severance claim in sales and marketing expenses.

  2002 Restructuring plan

        During the year ended June 30, 2002, the Group effected a reduction in its worldwide workforce of 30 employees and adopted an office rationalization plan to consolidate its offices in Germany and reduce the size of its Columbia, MD office in the U.S. Costs associated with exiting facilities included estimated sublease losses, commissions and concessions, and other facility closing costs including rent expense while the office space was vacant.

        The amounts charged against the provision established in fiscal year 2002 are as follows:

	Opening balance	Utilization fiscal year 2003	Adjustments fiscal year 2003	Ending balance
Reduction in workforce	€—	€—	€—	€—
Office rationalization	72	(72)	—	—

Total	€72	€(72)	€—	€—

	Initial provision	Utilization fiscal year 2002	Ending balance	Non-cash portion of provision
Reduction in workforce	€988	€(988)	€—	€—
Office rationalization	699	(627)	72	—

Total	€1,687	€(1,615)	€72	€—

        During the year ended June 30, 2003, the plan was deemed complete.

  2002 Consulting Fee

        During the year ended June 30, 2002, the Group appointed a leading management consultancy, to help assess our global strategy and positioning. During the year ended June 30, 2002, €800 of consulting fees were incurred of which €120 were included as part of the reduction in its workforce costs.

18.   VALUATION AND QUALIFYING ACCOUNTS

        The following table sets forth activity in the Group's accounts receivable reserve account:

	Balance at beginning of Year	Charges to income statement	Write-offs	Currency variation	Balance at End of Year
Fiscal year 2002	€632	€305	€(330)	€(21)	€586
Fiscal year 2003	€586	€46	€(122)	€(50)	€460
Fiscal year 2004	€460	€113	€(165)	€(21)	€387

19.   PERSONNEL COSTS

        For the years ended June 30, 2004, 2003, and 2002, total personnel costs (salaries, commissions, bonuses and related social charges) amounted to €19,122, €20,880 and €24,140, respectively. For the years ended June 30, 2004, 2003, and 2002, the aggregate salary costs for the Group's executive management team and board directors amounted to €1,284 (12 persons), €1,026 (11 persons) and €889 (10 persons), respectively. As of June 30, 2004 and 2003, the Group's total headcount was 190 and 189 persons. As of June 30, 2004 and 2003, the Group had no loans or cash advances due from any of the executive management team or board directors.

20.   SUBSEQUENT EVENTS

  Stock options grants

        On August 17, 2004, the Board of Directors granted to officers and employees of the Company options to subscribe for shares and to purchase shares, for up to 616,300 shares.

        Stock options giving the right to subscribe for 460,100 shares were granted under the 2000 and 2001 Plans. Each option will give the right to subscribe for new shares at the price of €3.42 per share.

        Stock options giving the right to purchase 156,200 shares of treasury stock out of the 480,000 authorized by the shareholders' meeting of December 15, 2003 were granted under the 2004 Plan. The terms and conditions of the 2004 Plan are similar to those of the 2003 Plan. Each option will give the right to purchase existing shares at the price of €3.92 per share.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOVISTA S.A.
Dated: September 30, 2004	By:	/s/ GAD TOBALY Gad Tobaly Chief Executive Officer

EXHIBITS INDEX

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of July 21, 2004)
4.1
License to Commercialize "ObjectStore," "ObjectStore Performance Expert" and "ObjectStore Runtime," between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).
4.2	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.3	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.4	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
4.5	2003 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F, Commission File Number 000-30838)
4.6	2004 Stock Option Plan (unofficial English translation)
4.7	Employment Agreement dated January 26, 2004 between InfoVista S.A. and Gad Tobaly
8	Subsidiaries of the Registrant (see "Information on the Company—General Information Concerning the Share capital of the Company—Subsidiaries and Investments").
10.1	Consent of independent accountants
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*
Financial statement schedules are omitted because they are not applicable or because the information required