Form 20-F/A
INFOVISTA SA
filed 2005-04-15
CIK 1117064

As filed with the Securities and Exchange Commission on April 15, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F/A

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file no.  000-30838

INFOVISTA S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable	6, rue de la Terre de Feu 91940 Les Ulis France (33-1) 64-86-79-00	Republic of France
(Translation of Registrant’s name into English)	(Address of principal executive offices)	(Jurisdiction of incorporation or organization)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class:

American Depositary Shares, each representing one Ordinary Share, nominal value (euro) 0.54 per share

Ordinary Shares, nominal value (euro) 0.54 per share*

*Listed, not for trading or quotation purposes, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

☐ Item 17    ☒ Item 18

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT TO APPLICATION OR REPORT
FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

INFOVISTA S.A.

AMENDMENT NO. 1 TO FORM 20-F

The undersigned registrant hereby amends Item 10 of the Annual Report on Form 20-F for the fiscal year ended June 30, 2004 filed by Infovista S.A., on October 1, 2004 (the “Form 20-F”).

This Amendment No. 1 makes the following amendment to the Form 20-F:

•                                          “Item 10. Additional Information — 10.2 Shareholders’ Meetings and Voting Rights — 10.2.6 Quorum” is amended to disclose that InfoVista S.A. obtained a permanent exemption from the Nasdaq’s Corporate Governance rules relating to quorums.

Other than the foregoing item, this Amendment No. 1 does not amend, update or restate any other Items or sections of the Form 20-F. This Amendment No. 1 does not reflect events occurring after the filing of the Form 20-F on October 1, 2004. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to October 1, 2004. Investors should not rely upon this amendment as a reaffirmation or reiteration of forward-looking statements that were made in the original filing and are reprinted in this amendment.

1

PART I

ITEM 10.               ADDITIONAL INFORMATION

10.2        SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

10.2.6     Quorum

Item 10 is amended to add the following paragraph to the beginning of Section 10.2.6 (Quorum):

“As a French company, we are subject to and are in compliance with quorum requirements in France.  For this reason, we requested on June 19, 2000, and were granted, a permanent exemption from Nasdaq’s Corporate Governance rules relating to quorum requirements.”

2

PART III

ITEM 19.       EXHIBITS

1†	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of August 19, 2003).
4.1†	License to Commercialize “ObjectStore,” “ObjectStore Performance Expert” and “ObjectStore Runtime,” between eXcelon Corporation and InfoVista dated August 23, 2000*.
4.2†	1996 Stock Option Plan (unofficial English translation).
4.3†	1999 Stock Option Plan (unofficial English translation).
4.4†	2000 Stock Option Plan, as amended (unofficial English translation).
4.5†	2001 Stock Option Plan, as amended (unofficial English translation).
4.6†	2003 Stock Option Plan (unofficial English translation).
8†	Subsidiaries of the Registrant (see “Information on the Company – General Information Concerning the Share capital of the Company – Subsidiaries and Investments”).
10.1†	Consent of independent accountants.
12.1††	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2††	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1†	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*                 Confidential treatment has been requested with respect to certain portions of this exhibit.  Omitted portions have been filed separately with the Securities and Exchange Commission.

†                   Previously filed.

††             Filed herewith.

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its annual report on its behalf.

Date: April 15, 2005

INFOVISTA S.A.

	By:	/s/ Gad Tobaly
Name: Gad Tobaly
Title: Chief Executive Officer