Form 20-F
period 2005-06-30
INFOVISTA SA
filed 2005-10-20
CIK 1117064

As filed with the Securities and Exchange Commission on October 20, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file no. 000-30838

INFOVISTA S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable	6, rue de la Terre de Feu 91940 Les Ulis France (33-1) 64-86-79-00	Republic of France
(Translation of Registrant’s	(Address of principal	(Jurisdiction of incorporation
name into English)	executive offices)	or organization)
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

Ordinary shares	18,524,721
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
      Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☑ Item 18

		Page No.

Item 17.	Financial Statements	118

Item 18.	Financial Statements	118

Item 19.	Exhibits	119
EX-1: STATUS (BY-LAWS)
EX-4.8: 2005 STOCK OPTION PLAN
EX-10.1: CONSENT OF ERNST & YOUNG AUDIT
EX-10.2: CONSENT OF PRICEWATERHOUSECOOPERS AUDIT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
      Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not Applicable.

ITEM 3.	KEY INFORMATION

3.1	SELECTED FINANCIAL DATA
      You should read the following selected consolidated financial data together with the section entitled “Operating and Financial Review and Prospects” and our consolidated financial statements.
      The table below sets forth selected consolidated financial data as of and for each of the five years ended June 30, 2005. The data as of and for each of the five years ended June 30, 2005 are derived from our consolidated financial statements, which have been audited by our independent auditors, Ernst and Young Audit for the year ended June 30, 2005 and PricewaterhouseCoopers Audit for the years ended June 30, 2004, 2003, 2002 and 2001. The audited consolidated financial statements for the years ended June 30, 2005, 2004 and 2003 appear elsewhere in this report.
      All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). For your convenience, we have also presented United States of America (“U.S.”) dollar amounts, calculated at the rate of U.S. $1.00 = €0.8212 (€1.00 = U.S. $1.2177), which was the noon buying rate on September 20, 2005.

	Year Ended June 30

(In thousands, except for share and per share data)	2005	2005	2004	2003	2002	2001

		€	€	€	€	€
	$
Consolidated Statement of Income and Comprehensive Income Data:
Revenues
License revenues	23,197	19,049	16,076	13,246	18,295	19,548
Service revenues	18,621	15,292	12,611	12,276	11,108	8,350

Total revenues	41,818	34,341	28,687	25,522	29,403	27,898
Cost of revenues (exclusive of non-cash compensation expense of $0, €0, €0, €5, €83, and €146 respectively)
Cost of licenses	1,044	857	681	914	954	882
Cost of services	7,205	5,917	5,722	6,215	6,159	6,132

Total cost of revenues	8,249	6,774	6,403	7,129	7,113	7,014

Gross profit	33,569	27,567	22,284	18,393	22,290	20,884

	Year Ended June 30

(In thousands, except for share and per share data)	2005	2005	2004	2003	2002	2001

		€	€	€	€	€
	$
Operating expenses:
Sales and marketing expenses (exclusive of non-cash compensation expense of $0, €0, €44, €24, €129, and €309 respectively)	18,748	15,396	14,802	16,513	16,600	16,574
Research and development expenses (exclusive of non-cash compensation expense of $0, €0, €0, €6, €51,and €155 respectively)	8,099	6,651	6,081	7,036	7,183	4,640
General and administrative expenses (exclusive of non-cash compensation expense of $0, €0, €0, €3, €54, and €1,619 respectively)	6,788	5,574	4,346	5,167	6,980	7,629
Stock compensation expense	—	—	44	38	317	2,229
Restructuring costs and consulting fee	—	—	2,495	1,590	2,377	—
Impairment of fixed assets	5	4	608	150	182	—
Impairment charge for goodwill	—	—	—	—	1,841	—
Amortization of goodwill and acquired intangibles assets	192	158	380	380	380	513

Total operating expenses	33,832	27,783	28,756	30,874	35,860	31,585

Operating loss	(263)	(216)	(6,472)	(12,481)	(13,570)	(10,701)

Other income	458	376	522	992	1,644	4,319

Income (loss) before income taxes and minority interest	195	160	(5,950)	(11,489)	(11,926)	(6,382)
Income tax expense	(44)	(36)	(254)	(36)	(12)	(2)
Minority interest	—	—	—	—	34	68

Net income (loss)	151	124	(6,204)	(11,525)	(11,904)	(6,316)
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	43	35	(98)	(370)	(164)	297
Unrealized gains (losses) on available for sale securities	77	63	54	337	(487)	—

Comprehensive income (loss)	271	222	(6,248)	(11,558)	(12,555)	(6,019)

Basic net income (loss) per share	0.01	0.01	(0.35)	(0.61)	(0.60)	(0.34)
Diluted net income (loss) per share	0.01	0.01	(0.35)	(0.61)	(0.60)	(0.34)
Basic weighted average shares outstanding	17,271,717	17,271,717	17,778,929	18,843,308	19,733,253	18,851,731
Diluted weighted average shares outstanding	20,936,182	20,936,182	17,778,929	18,843,308	19,733,253	18,851,731

	As of June 30,

(In thousands, except for share and per share data)	2005	2005	2004[1]	2003[1]	2002[1]	2001[1]

		€	€	€	€	€
	$		As restated	As restated	As restated	As restated
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,693	8,781	5,070	4,779	3,316	4,377
Marketable securities	30,400	24,965	27,606	38,971	52,423	58,527
Working capital (current assets less current liabilities)	38,975	32,007	30,956	39,681	53,150	62,775
Fixed assets, net	2,679	2,200	2,449	3,549	4,441	4,758
Total assets	63,599	52,229	48,853	58,433	73,530	85,000
Total current liabilities	18,412	15,120	12,486	11,944	12,851	11,983
Total non-current liabilities	138	113	113	71	61	448
Shareholders’ equity	45,050	36,996	36,254	46,418	60,618	72,569
Capital stock[2]	115,558	94,896	95,215	94,869	96,495	96,252

[1]	The Group has historically accounted for certain investments, known as Société d’Investissement à Capital Variable (“SICAV”) and Fonds Commun de Placement (“FCP”), as cash and cash equivalents. These highly liquid investments represent units of ownership in a portfolio of underlying investments that are primarily low risk and that are mostly, but not exclusively short-term (less than 90 days) fixed maturity dates. During fiscal year 2005, the Group reviewed the nature of these investments and discovered that certain of the Group’s SICAV and FCP underlying investments contained equity instruments and investments whose maturity date is greater than 3 months. As a result, the Group has restated all SICAV and FCP, which were previously recorded in cash and cash equivalents, to short-term marketable securities in the accompanying consolidated financial statements. Prior periods information was restated to conform to the current year presentation. The restated balance sheet as of June 30, 2004, 2003, 2002 and 2001 now reflects cash and cash equivalents totaling €5,070 thousand (previously reported as €26,772 thousand), €4,779 thousand (previously reported as €37,900 thousand), €3,316 thousand (previously reported as €50,226 thousand) and €4,377 thousand (previously reported as €62,904 thousand), respectively; as well as marketable securities totaling €27,606 thousand (previously reported as €5,904 thousand), €38,971 thousand (previously reported as €5,850 thousand), €52,423 thousand (previously reported as €5,513 thousand) and €58,527 thousand (previously reported as €0), respectively. This restatement also resulted in changes in the Group’s consolidated statements of cash flows. Since cash and cash equivalents no longer include such investments, the net purchase and sale of SICAV and FCP has been presented as operating activities for all periods presented, as these investments have been designated as trading securities. There was no impact on net income (loss) or stockholders’ equity as a result of this restatement.

[2]	inclusive of common stock and capital in excess of par value of stock

3.2	EXCHANGE RATE INFORMATION
      In this report, all references to the “euro” or “€” are to the lawful currency of the French Republic and certain other member states of the European Union (“E.U.”) participating in the European Monetary Union. Beginning January 1, 2002, the participating member states have issued new euro-denominated bills and coins for use in cash transactions. On February 17, 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins are no longer legal currency for any transaction. All references to the “U.S. dollar” or “$” are to the lawful currency of the U.S.
      For your convenience, this report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of $1.00 = €0.8212, the noon buying rate in euros on September 20, 2005. The noon buying rate is the exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depository Shares, (“ADSs”) on the Nasdaq National Market (“Nasdaq”).
      In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows the euro/ U.S. dollar exchange rate based on the noon buying rate expressed in euros per $1.00.

	Period end Rate	Average rate[1]	High	Low

euro/ U.S. dollar
September 2005 (through September 20, 2005)	1.22	1.23	1.25	1.21
August 2005	1.22	1.23	1.25	1.22
July 2005	1.21	1.20	1.22	1.19
Year ended June 30,

euro/ U.S. dollar
2005	1.21	1.27	1.36	1.20
2004	1.22	1.19	1.29	1.08
2003	1.14	1.05	1.19	0.96
2002	1.00	1.12	1.19	1.00
2001	1.18	1.12	1.21	1.05

[1]	The average of the noon buying rate on the last business day of each month during the relevant period.
3.3     RISK FACTORS
      You should carefully consider the following factors and the other information in this report before deciding to invest in our shares.

3.3.1 Risks Related to our Business

Our limited operating history makes it difficult for investors to predict how our business and our future operating results will develop
      We began our current activities in 1995. From that time, we have been developing the technology that forms the basis of our products. We began generating sales from early versions of our base product, the InfoVista Engine (now InfoVista Production/ Workshop), in May 1997.
      Accordingly, we have a limited operating history as a developer and provider of IT Performance Management products upon which an evaluation of our business and prospects can be based. We face many of the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry. In addition, because of our limited operating history, we have limited experience and insight into trends that may emerge and affect our business.

We have incurred significant losses in the past, we cannot guarantee that we will maintain profitability
      During fiscal year 2005, we achieved profitability on an annual basis for the first time. We had net consolidated income (loss) of €0.1 million, (€6.2 million), and (€11.5 million) for the years ended June 30, 2005, 2004, and 2003, respectively. As of June 30, 2005, we recorded a consolidated accumulated deficit of €52.2 million.
      Our current business plan targets continued profitability in fiscal year 2006, although we may experience one or more net loss quarters. We cannot guarantee that we shall attain this target of profitability and if we do achieve it, we may not be able to sustain or increase profitability in the future. In particular, our ability to attain this target would be harmed by economic downturns or in certain acquisition scenarios, as discussed in the risk factor “Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position”. We expect our operating expenses to moderately increase from additional cash expenditures, along with anticipated stock based compensation charges, as discussed in the risk factor “The requirement to expense stock options in our income statement could have a significant adverse effect on our reported results, and we do not know how the market will react”.
      Therefore, to maintain profitability, we shall have to increase revenues. We cannot assure you that our revenues will increase in the future. If we do not increase revenues, we could experience losses and our operating results could be seriously harmed.

If we overestimate revenues, we may be unable to reduce our expenses to avoid or minimize a negative impact on our quarterly results of operations.
      Our revenues are difficult to forecast and are likely to fluctuate significantly from quarter to quarter. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could cause us to plan or budget inaccurately and those variations could adversely affect our financial results.
      In particular, delays, reductions in amount or cancellation of customers’ purchases would adversely affect the overall level and timing of our revenues, which could then harm our business, results of operations and financial condition.
      In addition, because our costs will be relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if anticipated revenues are not realized. As a result, our quarterly operating results could be worse than anticipated.

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
      As we tend to focus on larger business accounts, the average size of individual client orders is significant compared to our revenues. As a result, a delay in receiving an order, even from a single account, could have a significant negative impact on our quarterly operating results. Finally, because of the structure of our sales incentives and our clients’ budgeting procedures, we typically realize a significant portion of software license revenues in the last month of a quarter, frequently in the last weeks or even days of the quarter. Software license revenues in any quarter are difficult to forecast because they are substantially dependent on orders booked and shipped in that quarter. A delay in an anticipated sale past the end of a particular quarter could therefore negatively impact our operating results for that quarter.

Because we rely on the InfoVista product line and related services for the majority of our revenues today, our failure to market them successfully or to offer other products could weaken our competitive position and adversely affect our results of operations
      We currently derive the majority of our revenues from licensing fees and services related to our InfoVista product family, which includes the VistaFoundation, four pre-packaged solutions and related optional add-on products. As we acquire companies or businesses, we shall have additional products in our range. We expect that revenues from our product line and related services will continue to account for a substantial part of our revenues for the foreseeable future.
      Any factor adversely affecting sales or pricing levels of these products could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that market acceptance of our products will increase or even remain at current levels. Factors that may affect the market acceptance of our products include the availability and price of competing products and technologies and the success of our sales efforts and those of our marketing partners. Our future performance will also depend in part on the successful development, introduction and market acceptance of new or enhanced products.

Our markets are highly competitive and we may not be able to compete effectively
      Our software is designed for use in the rapidly evolving and highly competitive IT Performance Management market, where competition is intense. Our failure to maintain and enhance our competitive position could seriously harm our ability to license our products and sell our services and, therefore, our operating results. Our primary source of competition comes from suppliers of comparable products. For sources of actual or potential competition please see “Item 4.14. Competition”.
      Moreover, we anticipate that our competitors will introduce additional competitive products, particularly if demand for network management software products increases, which may reduce future market acceptance of our products. In addition, new competitors could enter the IT Performance Management market and offer alternative products, which may impact the market acceptance of our products. This could result in price reductions, reduced net margins and loss of market share. Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we have. Many of these companies also have more extensive client bases and broader client relationships than we have, including relationships with many of our current and potential clients. Moreover, some of these companies have more established customer support and professional services organizations than we have. We cannot assure you that we will be able to compete effectively against our current and future competitors.

Our failure to attract new clients and gain new opportunities within different divisions of existing clients could cause our revenues to decline
      We need to attract new clients and gain new opportunities within new divisions of existing clients or our revenues could decline. We intend to continue to develop our market share with our core telecommunications and service provider clients and to use the expertise that we have developed with these clients to develop additional market share with other Information Technology (“IT”)-intensive organizations. In addition, we need to leverage our existing client base to seek opportunities within new divisions of large telecommunication and service provider clients.
      Our ability to attract new clients depends on a variety of factors, including the reliability, security, flexibility, scalability, price and cost-effectiveness of our software and services as well as our ability to market our software and services effectively. In the enterprise market, competition is even more intense. Our ability to attract new enterprise clients largely depends on our ability to release cost effective solutions that contain “plug and play” features along with solutions that address IT Performance Management reporting on the application level.

Our failure to obtain additional large clients or significant opportunities within existing large clients could cause our revenues to decline
      For the years ended June 30, 2005, 2004 and 2003, our five largest clients accounted for approximately 25.2%, 26.8% and 22.9%, respectively, of our total revenues and our ten largest clients accounted for approximately 36.5%, 40.5% and 34.8% respectively, of our total revenues. We anticipate that revenues from large contracts with a small number of clients will continue to be an important part of our operating results in any given period.
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

Because our revenues depend on service providers, including telecommunications companies, adverse trends in these clients’ markets could have a material adverse effect on our results of operations
      For the year ended June 30, 2005, we generated 71.8% of our total revenue from end-users in the service provider industry, which includes telecommunications companies, Internet Service Providers (“ISPs”), Application Service Providers (“ASPs”), Management Service Providers (“MSP”) and other outsourcers of IT services. A significant portion of our revenues is expected to continue to be attributable to sales of products to service provider clients. Our future performance depends significantly upon the service provider market. In particular, if the willingness of the service provider sector to use our solutions for internal purposes or to incorporate our solutions into their product or service offerings decreased, our business would be harmed.
      Accordingly, if a future economic downturn affects this market, it could have harmful effects on our business, operating results and financial condition. It could also affect our ability to collect payments due from clients. The actual or potential insolvency of any of our service provider clients could cause us to recognize provisions for doubtful accounts or defer additional revenues on new sales. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Our software requires the use of third-party software and our business could be seriously harmed if we fail to obtain or embed it effectively in our software
      We license third-party software and embed it into our products with several third party software vendors. Although we have negotiated licenses on commercially reasonable terms for third-party software, we cannot guarantee that such third-party software licenses will continue to be available to us on commercially reasonable terms, if at all.
      If we are unable to maintain the third-party software licenses, we could face delays or reductions in our product shipments until equivalent software is developed internally or otherwise identified, licensed from third parties and integrated with our software. Any such delays or reductions would have a material adverse effect on our business, operating results and financial condition. In addition, the inability of these third parties to enhance their products in a timely and cost-effective manner in response to changing client needs, industry standards or technological developments could adversely affect our business. Any of these events could result in shipment delays or reductions in the sale of our software and could require us to redesign our products. Furthermore, we may be forced to limit the features available in our current or future software products. Either alternative could seriously harm our business, operating results and financial conditions.

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
      Errors and defects in our products may result in the loss of, or a delay in, market acceptance of our products, the diversion of development resources, damage to our reputation and increased service and warranty costs. Many of our clients use our products to monitor and manage business-critical applications. Because of this, errors, defects or other performance problems in our software could result in significant financial or other damage to our clients. As a result, our clients could pursue claims against us. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could adversely affect our marketing efforts.

Our failure to adapt to rapid changes in technology or to develop and introduce new products or enhancements to existing products could seriously reduce the demand for our products
      The market in which we compete is characterized by rapid changes in customer needs, technology and competing products. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. For example, our products are mainly designed to use the industry-standard Simple Network Management Protocol (“SNMP”) and to interact with and report on industry-standard operating systems. New technologies could change the way products like ours are sold or delivered. As a result, the life cycles of our products may be shorter than expected.
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
      As a result of the long and unpredictable sales cycle, we may face difficulty in completing sales, which can cause us to incur costs and mobilize resources with no resulting revenue, and which, in addition, can cause our quarterly operating results to vary widely.

Our failure to adequately protect our intellectual property could harm our competitive market position
      Our success depends upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Our failure to protect our technology adequately may lead to the development of similar technology by third parties and reduce our software license revenues. We have three French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The second is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. These two French patents expire on January 29, 2017. Both of these patents have received extensions in the U.S., with the two corresponding U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. The third patent is for an indirect addressing method and system for locating a target element in a communication network. This French patent expires on December 7, 2021, and we also have extensions pending in Europe and in the U.S. We have registered the trademark “InfoVista” in a number of countries, including Europe (as a Community Trademark) and the U.S., and have trademark applications pending in a number of other jurisdictions.
      Litigation may be necessary to enforce our intellectual property rights and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs to us and the diversion of resources and could seriously harm our operating results. We may not prevail in any such litigation and our intellectual property rights may be found invalid or unenforceable. If we do not receive a particular patent, our competitors will not be restricted from independently developing and operating technology that is similar to any of our unpatented technology. If we do not receive a trademark registration, we would still be able to use that trademark, but our rights may be weaker than if it were registered. In addition, we have acquired some of the technology underlying our software internationally, and we sell our software internationally, and the laws of many countries do not protect our proprietary rights to the same extent as the laws of the U.S. and Europe.

Claims that our products infringe the proprietary rights of others could harm our sales and increase our costs
      Other companies or individuals, including our competitors, may have or obtain patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use or license our software. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights by others, particularly patent rights. As a result, a court may decide that we have infringed on the proprietary rights of others. We have received, and may in the future receive, communications alleging possible infringement by us of patents and other intellectual property rights of others.

      We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:

•	cease making, licensing or using products or services that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all;

•	redesign our products, which could be costly and force us to interrupt product licensing and releases, or might not be feasible at a reasonable cost or at all; or

•	refund license fees paid to us by end-users as a result of indemnification guarantees.

Our inability to maintain and establish new relationships with strategic partners and other indirect sales relationships could cause our revenues to decline
      Our sales strategy requires that we establish and develop long-term relationships through indirect sales channels. Our indirect sales channels include systems integrators who offer IT integration and project management services to their customers and provide our products as part of a broader solution; original equipment manufacturers (“OEMs”), who incorporate our products into their own products; and technology consultants who typically provide wide ranging consulting services to their clients and refer those clients either directly to us or to one of our systems integrators for the supply of products and/or services. We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing. We intend to continue to develop new relationships with indirect resellers and strategic marketing partners. Our success will depend in large part on our ability to develop and maintain these additional relationships and on the performance and success of these third parties. We may not be able to further develop and fully benefit from our existing relationships. In addition, we have recently established a majority of these relationships, and we cannot predict the extent to which our indirect channels will be successful in marketing our products or the degree to which we will be able to develop compatible products or successful joint market programs.
      If we are unable to establish and/or maintain these new relationships, our future sales volume may decline. Our current agreements with our strategic marketing partners and indirect channels do not prevent them from selling products of other companies, including products that may compete with our products. These strategic marketing partners and indirect channels could give higher priority to another company’s software or to their own products than they give to ours. In addition, we generally sell our products to our indirect channels at a higher discount than direct sales. As a result, an increase in sales through indirect channels would reduce our net revenues.

Our inability to hire and retain research and development engineers, sales persons and qualified service personnel would limit our revenue growth
      We believe that research and development is at the core of our business. We need engineers to develop the programs that address our customers’ needs. Our engineers must not only develop new products, but also upgrade existing products and solve any problems that may arise with our software. There is intense competition for qualified personnel in the software industry and there is a limited source of people with the highly specialized technical training and experience that we require. Our inability to hire engineers may delay the development, launch and update of our products. These types of delays could harm our reputation and revenues.
      To date, we rely upon our sales force for a significant portion of our revenues. Competition for qualified sales personnel is intense, and we may not be able to hire as many qualified individuals as we may require in the future. In addition, we may not be successful in managing an expanded sales force or in increasing its productivity. Because sales personnel need to be experienced in our market, it may require extensive training and may take six months or longer to achieve full productivity. It is important that we retain experienced sales people in order to maintain the quality of service and volume of sales. These factors may have an adverse effect on our ability to manage and optimize our sales force in order to increase sales.
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

Our inability to hire and retain key personnel would slow our growth
      Our business is dependent on our ability to hire, retain and motivate highly qualified senior management and other key personnel. Our performance is substantially dependent on the performance of key technical and senior management personnel. We do not maintain key life insurance policies on any of our employees. Qualified individuals are in high demand and we may not be able to attract the personnel that we need. The loss of the services of any member of our senior management or our inability to attract qualified additional personnel could harm our business.

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

Our business may be harmed by incidents and consequences of acts of domestic and international terrorism, war and revolutions
      Certain incidents and acts of terrorism, war and revolutions could have a material adverse effect on our business, operating results and financial condition. For example, the unstable political environment that preceded the war between the United States and Iraq in February 2003 had a negative impact on us. Capital investment decisions of certain clients were frozen temporarily during that period.

      Any future similar events or domestic or international conflict, terrorism, war or revolution may have further adverse consequences for our business.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position
      In order to remain competitive, we may acquire additional businesses, products or technologies. We are pursuing and intend to continue to pursue potential acquisition projects. Regarding such acquisition candidates, we may not be successful in negotiating the terms of an acquisition, financing an acquisition or effectively integrating an acquired business, product or technology into our existing business and operations. Further, completing a potential acquisition and integrating an acquired business will divert a significant portion of management’s time and resources.
      If we consummate any significant acquisitions using stock or other securities as consideration, shareholder equity in us could be significantly diluted. If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash. In addition, we may be required to amortize and/or write-off significant amounts of goodwill and other intangible assets in connection with future acquisitions, which could seriously harm our financial results. If we acquire a company that is generating losses, the acquisition may increase our losses and will affect our profitability targets and our operating results. If we perform due-diligence procedures for potential acquisitions that are not consummated, the external advisors costs incurred will increase our general and administrative expenses and affect our profitability target and operating results.

In the future, we may not be able to secure financing necessary to operate our business as planned
      We believe our current cash balances and cash provided by future operations should be sufficient to meet our anticipated cash needs for working capital and capital expenditure requirements for at least the next 12 months, excluding any exceptional costs such as acquisitions. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds for these purposes. Additional financing may not be available on favorable terms, if at all.
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

The requirement to expense stock options in our income statement could have a significant adverse effect on our reported results, and we do not know how the market will react.
      In December 2004, the final statement on Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment”, was issued. This final standard replaces the existing requirements and requires that all forms of share-based payments to directors and employees, including employee stock options and warrant plans, be treated the same as other forms of compensation by recognizing the related cost in our consolidated income statements prepared in accordance with U.S. GAAP. Such transactions shall be accounted for using a fair-value based method. SFAS 123R is effective for annual periods beginning after June 15, 2005. We will apply the modified prospective method which consists in recognizing compensation cost beginning July 1, 2005 based on the requirements of SFAS 123R for all share-based payments granted after July 1, 2005 and based on the requirements of SFAS 123 for all awards granted to employees prior to July 1, 2005 that remain unvested at that date. In accordance with International Financial Reporting Standards (“IFRS”) 2, “Share-Based Payment”, we will be required to expense the costs associated with stock awards commencing on July 1, 2005 for our French financial reporting requirements as well.
      We anticipate stock based compensation charges of approximately €1.1 million and €1.0 million for fiscal year 2006, under SFAS 123R and IFRS 2, respectively. Such anticipated charges, which include anticipated fiscal year 2006 grants, could significantly vary as a result of the number of future stock option and warrants granted and forfeited, along with the volatility of our stock price. In addition, our effective tax rate will be adversely affected by the adoption of this new rule to the extent to which we are currently unable to record a net tax benefit on the stock based compensation expense. While this stock-based compensation is a non-cash charge and will impact all companies which issue stock options or warrants, we cannot predict how investors will view this additional expense and, as such, our stock price may decline.

We may incur tax expenses as a result of stock options or warrants issued to French based employees
      French tax law allows for a favorable tax regime for stock options provided that, among other considerations, the shares resulting from the exercise of stock options, by employees who were resident in France at the date of grant, are not sold for a period of either four or five years (depending upon the deemed date of grant) from the date of grant of the stock options. If any of our employees who were French residents at the date of grant of the stock options, exercises the stock options and sells the resulting shares before the end of the relevant four or five year holding period, we could be required to pay French social charges on those amounts. If the resulting shares are sold or transferred prior to the expiration of the applicable holding period, a less favorable tax regime applies to the employee. For this reason, we do not consider the premature sale of such shares very probable and accordingly we have not made a provision in our financial statements for this potential risk. In the event that such employees exercise their stock options and sell the resulting shares prior to the expiration of the four or five year holding period, we would have to pay social charges in an amount equivalent to approximately 45% of the difference between the market price at the date of the exercise and the exercise price.

Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business
      We prepare our financial statements in accordance with U.S. GAAP, which is a body of accounting principles and interpretations that are subject to interpretation and influence by the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC and various bodies formed to interpret and create appropriate accounting policies. Up to and including fiscal year 2005, we also prepared financial statements in accordance with French GAAP according to French law. Effective July 1, 2005, our French Financial statements will be prepared in conformity with IFRS. The International Accounting Standards Board, which is the body formed to create the international standards, has undertaken a convergence program to eliminate a variety of differences between IFRS and U.S. GAAP. A change in these policies could have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting policies under both IFRS and U.S. GAAP that recently have been or may in the future be affected by the changes in the accounting rules are as follows:

•	software revenue recognition;

•	accounting for stock-based compensation; and

•	accounting for intangible assets.
      Changes in these or other rules, or the questioning of current practices, may have a significant adverse effect on our reported operating results or in the way in which we conduct our business.

We are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.
      Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on and our statutory auditors to attest to the effectiveness of our internal control over financial reporting beginning with fiscal year 2007. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. This is a new requirement and we do not have significant experience in complying or assessing compliance with this new regulation.
      As a result, we expect to continue to incur related expenses and to devote additional resources to Section 404 compliance. In addition, it is difficult for us to predict how long it will take to complete the assessment of the effectiveness of our internal control over financial reporting each year and we may not be able to complete the process on a timely basis. In the event that our Chief Executive Officer (“CEO”) and/or Chief Financial Officer (“CFO”) determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.

We cannot be certain that our internal control over financial reporting will be effective or sufficient in the future
      It may be difficult to design and implement effective internal control over financial reporting for combined operations and differences in existing controls of acquired businesses may result in weaknesses that require remediation when internal controls over financial reporting are combined.
      Our ability to manage our operations and growth will require us to improve our operations, financial and management controls, as well as our internal control over financial reporting. We may not be able to implement improvements to our internal control over financial reporting in an efficient and timely manner and may discover deficiencies and weaknesses in existing systems and controls; especially when such systems and controls are tested by rapid organizational changes, increased scale of growth or the impact of acquisitions.

3.3.2 Risks Related to our Industry

If the Service Level Management (“SLM”) market or the Performance Management segment in particular, declines or fails to grow, demand for our products will be reduced
      We derive all of our revenues from the sale of products and services designed to allow our clients to monitor, analyze and report on the performance, availability and quality-of-service of IT infrastructure, including networks, servers and applications. Our products are a part of the software market segment known as SLM. The market for SLM and performance reporting solutions is relatively immature; rapidly evolving and will likely consist of an increasing number of competitors.
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

3.3.3 Other Risks

The price of our shares and ADSs is highly volatile and could decline significantly
      The price of our shares and ADSs has been highly volatile since our listing on the Nouveau Marché of Euronext Paris (now on Compartment C of Eurolist by Euronexttm) and Nasdaq on July 7, 2000. For example, between our initial public offering and the date of this report, the price of our shares on the Nouveau Marché has fluctuated between €57.00 on October 24, 2000 and €1.15 on July 11, 2002. On September 20, 2005, the price of our shares on the Compartment C of Eurolist by Euronexttm was €4.95. See “Item 9. The Offer and Listing Price History of the Stock” for historical price data on our shares and ADSs. The stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology and computer software companies. As a result, shareholders may experience a material decline in the market price of our shares, regardless of our operating performance. Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:

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
      In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. In the future, we may become involved in this type of litigation, which is often expensive and diverts management’s attention and resources.
      In order to stabilize our share price and in accordance with French regulations, we have recently implemented a series of successive share repurchase programs, the most recent of which was approved at the December 9, 2004 general shareholders’ meeting. See “Item 10.10. Purchase of Our Own Shares”

The price of our ADSs and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/ euro exchange rate
      Our ADSs trade in U.S. dollars. Fluctuations in the exchange rate between the euro and the U.S. dollar are likely to affect the market price of the ADSs. For example, because our financial statements are reported in euro, a decline in the value of the euro against the U.S. dollar would reduce our earnings and our financial position as reported in U.S. dollars. This could adversely affect the price at which the ADSs trade on the U.S. Securities markets. Any dividend we might pay in the future would most likely be denominated in euros. A decline in the value of the euro against the U.S. dollar would reduce the U.S. dollar equivalent of any such dividend.

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

The effects of fluctuations in interest rates could have a material adverse impact on the results of our operations and the financial condition of our customers, our subsidiaries and us
      We are exposed to interest rate risk on our deposits and trading securities, which represent a significant part of our assets. To date, we have not engaged in interest rate hedging as we do not believe such activity would be beneficial.

Certain shareholders may not be able to exercise preemptive rights for shares underlying their ADSs
      Under French law, shareholders have preemptive rights (“droits préférentiels de souscription”) to subscribe in cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general shareholders’ meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Compartment C of Eurolist by Euronexttm. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as the depositary, will, if possible, sell such holder’s preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.

Holders of ADSs may be subject to additional risks related to holding ADSs rather than shares
      Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

•	In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into U.S. dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period;

•	In order to vote at general shareholders’ meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a general shareholders’ meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the general shareholders’ meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all;

•	ADS holders may not receive copies of all reports from the depositary or us. They may be required to go to the depositary’s offices to inspect any reports issued; and

•	The depositary and we may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

The value of the shares that we hold may fluctuate
      As of June 30, 2005, we held shares in Network Physics and also treasury stock that had historical costs of €1.0 million and €4.5 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of the current value of Network Physics. The treasury stock is recorded at historical cost. The value of these shares is subject to fluctuation, which could adversely affect our financial condition. To date, we have not engaged in any hedging of these shares.

Passive Foreign Investment Company Status under the U.S. Internal Revenue Code
      We believe we were not classified as a passive foreign investment company (“PFIC”) for the year ended June 30, 2005. However, we may be so classified in the future taxable years. If you are a U.S. holder of our shares or ADSs, the PFIC rules generally subject you to potential adverse U.S. tax consequences, including:

•	gains realized on the disposition of shares or ADSs being treated as ordinary income rather than capital gain;

•	the applicability of interest charges on certain dividends and on the disposition of the shares or ADSs; and

•	the failure of any dividends paid to qualify for the reduced rate of taxation generally available for individual U.S. holders.
      There is no assurance that we will not be classified as a PFIC in future years. U.S. holders should refer to Item 10 below in the section “Taxation of U.S. Investors — Passive Foreign Investment Company Status” and are urged to consult their own tax advisors regarding the application of the PFIC rules to their ownership of our shares or ADSs.
ITEM 4.     INFORMATION ON THE COMPANY

4.1	GENERAL INFORMATION

4.1.1 Name and registered office

InfoVista S.A.
6, rue de la Terre de Feu
91940 Les Ulis
France
Telephone: + 33 (1) 64 86 79 00

4.1.2 Legal form and applicable law
      InfoVista S.A., the parent company, is a French société anonyme with a Conseil d’administration. We are subject to the provisions of Book II of the French Code de commerce and the Act n° 67-236 of March 23, 1967 which relates to trading companies.

4.1.3 Date of incorporation and expiry
      InfoVista S.A. was incorporated on October 14, 1985 in the form of a French société à responsabilité limitée under the name Méthodes Futures pour l’Informatique M.F.I., and was registered on December 3, 1985 for a duration of 99 years. We were transformed into a société anonyme on December 1, 1992. We changed our name to InfoVista S.A. on April 5, 1996.

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

4.1.5 Registry of Commerce and Companies
      InfoVista S.A. is registered with the Register of Commerce & Companies of Evry (France) under number 334 088 275. Our APE code is 722 A, being the activity of development of standard software.

4.1.6 Consultation of legal documents
      InfoVista S.A.’s statuts, minutes of shareholders meetings and other publicly available documents can be consulted at our registered office.

4.1.7 Fiscal year
      Our fiscal year runs from July 1 to June 30.

4.1.8 Mergers & consolidations
      Since June 30, 2001, there have been no material reclassifications, mergers or consolidations of us or any of our subsidiaries, any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered, or name changes. Since our creation, the only acquisition of a business activity has been the acquisition of TISS, consummated on December 2, 2000. This entity has been fully merged with InfoVista GmbH with effect from January 1, 2002. There have been no bankruptcy, receivership or similar proceedings with respect to our subsidiaries or us.
      Since June 30, 2000, our principal investments or capital expenditures have consisted of the €6.0 million purchase of a marketable security, KLEBER 2006 in January 2002, €3.2 million acquisition of TISS in December 2000, €1.8 million purchase of licensed technology in connection with an agreement entered into with eXcelon Corporation in August 2000, €1.0 million purchase of Network Physics shares during the year ended June 30, 2003, as well as expenditures relating to office and computer equipment. There are no additional major capital expenditures and divestitures currently in progress. All capital expenditures and investments have been financed with stockholders’ equity.
      There has been no indication of any public takeover offer by any third party in respect of our shares, or by us in respect to other companies’ shares, which have occurred during the last and current fiscal years.

4.2	GENERAL INFORMATION CONCERNING THE SHARE CAPITAL OF THE COMPANY

4.2.1 Subsidiaries and unconsolidated investments as of September 20, 2005
      InfoVista S.A. is the primary office for our operations where the majority of research and development activities are performed. Our senior executives are located at InfoVista SA’s primary office in Les Ulis France or InfoVista Corporation, our U.S. subsidiary, which has its primary office in Herndon, Virginia, U.S. All of our subsidiaries are financed by InfoVista S.A, the parent company. In accordance with proper accounting practice, Network Physics is not consolidated in our financial results and position. We address the local markets for sale and support of our software and services. Worldwide marketing activities are primarily managed from our U.S. subsidiary with some local presence in other various entities. Executive officers of InfoVista S.A. are also officers of certain subsidiaries. The costs related to services rendered amongst InfoVista S.A. and each subsidiary are allocated based upon their respective annual revenues.
      In fiscal year 2005, InfoVista Entreprise Solutions, formerly a subsidiary of InfoVista S.A., was liquidated based on the decision of its shareholder, InfoVista SA.
      InfoVista S.A. owns the majority of our intellectual property rights and trademarks and renders different level of maintenance services on behalf of its subsidiaries. During the years ended June 30, 2005 and 2004, royalties and services amounting to €16.0 million and €13.5 million were invoiced to subsidiaries mainly for the sale of software licenses and maintenance services.

4.2.2 Share capital information
      As of July 1st, 2004 and June 30, 2005, the number of ordinary shares issued was respectively 18,950,920 and 18,524,721.
      Nominal value of each ordinary share: €0.54
      As of September 20, 2005, the issued share capital amounted to: €10,021,813.02 and the number of ordinary shares issued was 18,558,913, all of which are fully paid up.

4.3	BUSINESS OVERVIEW
      Our company was founded in 1995, when Alain Tingaud, our current Chairman of the board, along with other private investors, acquired a software service company. Since then, our company has been transformed into a developer of technologically advanced service-centric performance management solutions, all based on a single software platform. This technology platform forms the basis of our products and has been developed by a research and development team that remains based in France. In May 1997, we began generating sales primarily in Europe from earlier versions of our products and delivering related service activities: consulting, training and customer support.
      In 1997, we also started commercial activities in the U.S. with the opening of our first subsidiary, InfoVista Corporation, which is the headquarters for our Americas region, one of our three major regions. Subsequently, in 1999, we expanded our commercial activities in Germany and the U.K. In 2000, we expanded further into the Asia-Pacific region with the opening of InfoVista (Asia-Pacific) Pte Ltd in Singapore. In December 2000, we acquired TISS Intra GmbH in Germany to expand our commercial activities in Central and Eastern Europe and acquired the rights to certain functionalities of their portal technology. In 2001, we commenced the necessary actions to merge TISS Intra GmbH with InfoVista GmbH and the merger was effected on January 1, 2002. Lastly, we completed our commercial activities expansion in 2001 with the opening of InfoVista BNL and InfoVista IBE in Europe.
      We are a global provider of service-centric IT Performance Management software solutions that assure the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, our solutions create competitive advantage, improve business effectiveness, reduce operating risk and lower total cost of operations.
      We envisioned that Internet Protocol would be the center of all future communications, and that IT organizations would evolve toward a service model as effective as service providers and outsourcers, thus we evolved our solutions to embrace convergence, quality of service, customer-facing service level reporting, and real-time information, analysis and action. We had also recognized that global enterprises face many of the same challenges in serving their customers that service providers face in retaining customers and winning new business. As a result, we expanded our solutions to address both the service provider and enterprise markets.
      Our software is based on a multi-tier architecture that is uniquely capable of supporting the most challenging network and server IT Performance Management requirements. It collects data from large and complex business technology infrastructures; performs real time analytics; consolidates business and technology service metrics; automates discovery, inventory and configuration management; and presents business relevant IT service performance information.
      Our architecture supports a range of powerful solutions that provide service level views of the performance of connections and components throughout the entire networked infrastructure, enabling IT managers to detect, isolate and resolve network service level problems. Our interactive portal provides visibility into real-time and historical information essential to optimize the end-to-end service experience of the user and the underlying technology assets. Our products can also integrate with other management systems to leverage existing tools and processes. Our technology approach is based on partnering with customers and strategic partners to drive industry-leading innovations in our software. The flexibility, scalability and openness of our products provide an efficient environment to give any IT decision maker the necessary visibility to leverage IT infrastructure to competitive advantage.

The InfoVista Value Proposition
      Service providers and global enterprises face significant pressures and opportunities when optimizing the delivery of business-critical IT services.
      For service providers, the continued convergence around IP-based networks, enabling the delivery of multiple services over a shared bandwidth, sets new challenges for IT Performance Management. This convergence drives the need for increased network productivity, management of differentiated levels of quality of service (“QoS”), increased competitive fervor and the search for new revenue streams from new services.
      For enterprises, the need for improved Return on Investment (“ROI”) drives consolidation of physical assets and placing a priority on increasing utilization of existing investments. Many global businesses have already made significant investments in technology and online infrastructure in recent years. Further purchases that help to optimize their IT assets must therefore demonstrate a significant ROI in terms of impact on revenue, business processes, transactions and associated cost reductions. In addition, the performance of internal IT groups must benchmark on both cost and service delivery against best practices of external service providers and outsourcers. Solutions that enable a service-centric approach to IT operations are a must.
      Our software meets the emerging service-centric performance reporting and service management requirements of organizations worldwide. Our solutions enable service providers to differentiate service offerings and generate new revenue through premium customer reporting. Service providers gain competitive advantage by delivering portal-based self-serve capabilities to end customers for capacity planning and problem resolution. Our solutions offer increased visibility into the network and provide real-time and historical performance information enabling service providers to predict, pinpoint and proactively resolve performance issues before service degradations occur. In addition, built-in automation and processes streamline service activation for multiple customers and service classes to accelerate time to market. Through improvements in operational efficiencies, service providers can lower total cost of operations while adding new services and new customers.
      Enterprise customers use our solutions to ensure quality and reliability of service level delivery for internally and externally sourced IT services. Because our solutions enable a cross-silo, top-down approach to service-centric management, enterprise customers can ensure investments in IT services are aligned with business priorities. In addition, out-of-the-box solutions with automation and key performance indicators enable enterprises to meet stringent business requirements to accelerate time to value and demonstrate ROI. With our predictive and proactive approach to IT Performance Management, IT organizations can preempt service performance issues and mitigate business risks. Enterprises have the visibility, flexibility and reporting capabilities to make decisions that enhance operational efficiency and reduce costs of operations.

      In summary, we enable service providers and large enterprises that view their global IT infrastructures as strategic assets to:

•	Reduce Operating Risk by pre-empting business technology performance problems and mitigating business risks;

•	Improve Business Effectiveness by maximizing the availability of technology that supports key business functions;

•	Lower Total Cost of Operations by identifying opportunities for rightsizing, consolidation and operational efficiencies;

•	Enhance Business Value by aligning Information Technology investments with business priorities and accelerate time to value;

•	Create Competitive Advantage by delivering new IT infrastructure-based services and enabling meaningful IT service management programs that generate additional revenue streams and ensure quality of service.
      The functional capability areas addressed by our solutions include:

•	Capacity Planning to determine future network capacity requirements. For example, Com Hem, Sweden’s largest cable TV provider, uses our solution to monitor trends in utilization and manage and optimize its network as it expands to become a multi-service provider. Our solutions collect, aggregate and transform key historical data as well as real-time network information so that Com Hem can anticipate infrastructure requirements and avoid service degradations while adding customers and expanding services that include IP Telephony.

•	Problem Resolution to accelerate the workflow for analyzing, prioritizing, and resolving infrastructure problems proactively, before service impact. For example, our early warning system is used by Bell Canada for preemptive problem identification, rapid troubleshooting of performance degradation and intuitive service level reporting through personalized portals. Our solutions identify problematic trends by comparing current IT infrastructure health with historical baselines and automatically generate real-time alarms that predict impending network performance issues. In this way, problems can be rapidly identified and resolved so that network down time can be prevented.

•	Performance Troubleshooting to determine the cause of network performance and service level problems. For example, Cable & Wireless uses our solution to gain visibility into the network, obtain real-time information on performance and quality of service, locate network problems with precision and resolve them in the shortest possible time, or preempt service degradation entirely. Accurate measurements of network service quality are delivered to customers through customized reports.

•	Service Level Management to ensure that internal or outsourced IT services support business critical operations. For example, the IT outsourcing organization of a major Systems Integrator, uses our solution both internally to track voice and data communication service levels delivered to their internal customers, and externally to support and provide visibility into guaranteed service levels for communications services they manage for their enterprise customers. Information is delivered via highly differentiated and rich, customer-facing web portals.
      The technology areas addressed by our solutions include Internet Protocol Virtual Private Network (“IP VPN”), IP Telephony (“IPT”), core networks including Multiple Protocol Layer Services (“MPLS”), Asynchronous Transfer Mode (“ATM”), Frame Relay, Local Area Network (“LAN”) and Wide Area Network (“WAN”) technologies, systems including servers infrastructure and applications and middleware. Some customer examples of our successes in these technology areas are as follows:

•	Cable & Wireless uses our solutions to continuously optimize the state of their MPLS-based IP VPN service. Our solutions provide real-time monitoring and dynamic threshold analysis to manage Cable & Wireless’ MPLS backbone, and also monitor Quality of Service (“QoS”), and other key VPN traffic measures, to optimize performance by customer. Based on its success with our solutions, Cable &

Wireless recently selected us as its single IT Performance Management vendor for the support of their managed Internet Protocol (IP) services, which include IP Telephony, IP VPN and server management.

•	Bell Canada uses our solutions for proactive management of its IP VPN and IPT network, enhanced SLA visibility and to provide service level reporting to their customers. Capabilities include: an early warning system for preemptive problem identification, trend analysis for proactive capacity planning, rapid troubleshooting of performance problems, intuitive service level reporting and a personalized Portal interface for internal and external customers featuring dynamic dashboards and real-time performance information.

•	The IT outsourcing organization of a major Systems Integrator is using our end-to-end service centric IP Telephony management solution to ensure optimal delivery of Voice over IP services to both their internal organization as well as other large enterprise customers. The solution provides actionable insight into service levels and performance over an MPLS infrastructure.

•	Com Hem is using our solutions to transition to a triple-play service provider model. Our solutions allow Com Hem to maintain quality of service and manage operating costs as they expand their broadband network to include new IP Telephony services and new customers.

•	Telkomsel, the Indonesian provider of cellular telecommunications, uses our solution to optimize their IP backbone, facilitating customer reporting, network capacity planning and reporting on their core network operations. The company has improved visibility into delivery of its IP services through our tightly integrated suite of products, preconfigured analytics, Key Performance Indicators (KPIs), prepackaged reports and embedded best-practice workflows.

      For the past four years, we have been a recipient of the Deloitte Technology Fast 50 award in France, a program that ranks French technology companies by sales growth for the five previous years. In December 2004, in conjunction with the Deloitte Technology Fast 50 award, we also received the ANVAR prize (ANVAR is a French agency that promotes and supports innovation in French industry). The ANVAR prize rewards one of the Deloitte Technology Fast 50 award recipients for an exceptionally innovative R&D policy.
      Our telecommunications and MSP clients include AAPT (part of Telecom New Zealand Group), Bell South International, Brazil Telecom, British Telecom, Cable & Wireless, Chung Hwa Telecom, Cingular Wireless, ComTel, Deutsche Telekom, France Telecom, infonet, LambdaNet, Nippon Telegraph and Telephone, SingTel, Telefonica, Telewest and Wanadoo. Enterprise clients include ABN Amro, AXA, Banques Populaires, BNP Paribas, BASF, Deloitte & Touche, Wachovia Bank, Graybar, Hoffmann-La-Roche, Motorola, Pfizer, Royal Bank of Scotland and Shell.
      We generate revenues in the form of software licensing fees and in the form of service fees from our professional services, customer support and training. We sell our products and solutions through a complementary direct/indirect model that includes a direct sales force, indirect sales channels and key strategic alliances. We have more than 35 solution partners in over 30 countries already participating in our programs. Channel partners include:

•	Influencers — These business partners recommend our software solutions in an independent capacity to Tier-1 and Tier-2 service providers and/or large enterprises. This category ranges from global system integrator to regional consulting firm that propose and promote services that leverage the benefits of our software and enable them to differentiate and maximize the time-to-value of their own services. We have been selected as a preferred partner to address IT Performance Management and SLM market requirements for many of our influencers. Some of our influencer partners include network equipment vendors and independent software vendors that strive to provide more pre-integrated functionality out of the box and recognize that performance reporting is a critical component of a comprehensive Operational Support System (“OSS”) or Business Service Management (“BSM”) solution;

•	Resellers — These business partners not only deliver high value-added consulting, integration and customization services around our solutions but sell our software solutions as well. Resellers may also provide first level support if they meet specific criteria; and

•	OEM partners — These partners embed our technology and software into their own products. OEM partners privately license our software as part of their overall product suites, ensuring that their customers can manage even the most complex network operations and contracts between service providers and consumers of those services. We work closely with our OEM partners to best integrate our solutions with theirs.
      Our business partners help us achieve greater distribution coverage and expand business opportunities in their respective region of operations. Our partners tend to reduce our sales cycle due to their existing customer relationships and their ability to recommend and persuade customers to consider our solutions, and deliver critical services to our joint customers including solution design and implementation.
      Conversely, our partners benefit from our programs that provide them with our solutions to win new business opportunities and deliver services. Some of the benefits delivered under our partner programs include:

•	Marketing and Sales Support — evaluation software, product information, partner events, lead generation;

•	Education — Sales and technical education, with technical certification at multiple levels;

•	Professional Services — Service packs for solution implementation, core team, mentoring; and

•	Technical Support
      During fiscal year 2005, we developed our alliance strategy to pursue global system integrators, network equipment vendors and independent software vendors with an international team of dedicated business development individuals. We expanded our relationship with Accenture through a global agreement. We work with Alcatel to support the new 5620 SAM product line and strengthened our worldwide partnership with Nortel Networks to address IP Telephony offering in addition to their multi-service edge product line. We are also actively involved with Cisco on a number of technology fronts and have been accepted in their new technology development partner program under which a number of our solutions and technical components have received a label of conformity for interoperability with specific hardware and firmware.
      In addition to the above alliance partners, we continue to work with other technology vendors to jointly develop and co-market solutions in the service assurance space. Representative technology partners include Juniper, Motorola, Packeteer, Atrica, Ipanema, and Metasolv.

4.4	INDUSTRY BACKGROUND
      We market our solutions to service providers (telecom companies, carriers, ISP’s, cable and Managed Service Providers) and enterprises. A description of the current environment for purchasing service-centric IT IT Performance Management solutions in each market follows:

Service Provider Market
      The service provider market is experiencing new growth opportunities driven by the advent of IP convergence as well as increased competition, traditionally focused on adjacent markets. IP convergence enables different types of providers to target the same customer need (e.g. consumer voice services) with different technology offerings. In this scenario, customer retention and management, measurement and presentation of differentiated SLA offerings, optimizing network investments and efficiency are among the key initiatives being adopted.

•	Consolidation — A direct fallout of competitive pressure is the rapid consolidation of the service provider market. In the U.S. for example, pending mega-mergers between SBC and AT&T, Sprint and Nextel and Verizon and MCI are expected to slow down the market for service assurance and monitoring technologies as the number of buying entities is reduced. Pressure of cost reduction and efficiency gains also compels service providers to consolidate the multiple tools that exist within different business groups in the organization to a standardized platform that supports performance monitoring and management requirements in the OSS.

•	Customer Experience Management — In their effort to retain customers and reduce the high costs of new customer acquisition, service providers are deploying service quality monitoring tools that measure the end user experience of delivered services. This enables service providers to prioritize operational response based on a view of the overall service and also direct new investments and capacity to critical services. In short, service providers are compelled to adopt service-centric approaches which extends customer management responsibility from marketing and support organizations to operations and service delivery teams.

•	Differentiated SLA Requirements — Business-to-Business service providers use Service Level Agreements (“SLA”) as an effective strategy to increase customer loyalty, differentiate their services and create new revenue opportunities. As converged IP services become more real-time in their impact (e.g. triple play — voice, data, video) service level measurement systems deployed by providers are shifting to the network edge focusing on the end user impact of these services. In fact, providers must now meet expectations of higher standards that customers traditionally expect from legacy services when they were based on dedicated packet switched technology. Stringent SLA measurement and reporting requirements are fueling more IT Performance Management investments.

•	Optimizing Network Efficiency — Increased competition and demands for new investments also mean that greater scrutiny is being placed on maintaining capital efficiency and utilization rates. Converged MPLS traffic with different Class of Service (“CoS”) prioritizations and the deployment of new equipment introduce new degrees of complexity in network management. Quality of Service (“QoS”) oriented network performance monitoring and reporting is critical to provide operational staff proactive visibility of service degradations to initiate problem resolution mechanisms. Similarly, underutilized network capacity needs to be identified via trend analysis and monitoring and rebalanced to achieve targeted returns on investment.

•	Managed Services — The search for new revenue streams among service providers and the growing enterprise comfort with remotely delivered services (e.g. remote network management) is fueling the growth of outsourcing and managed services. Managed service entities have evolved in all types of providers including carriers, system integrators and traditional outsourcers. That brings with it increased challenges of delivering the right quality of service and the need for ensuring improved visibility of the health and availability of those IT services. Portal based customer reporting that provides enterprise customers the visibility into how their business systems are being supported and managed is a key component of managed services offering.

      The broad market trends and rapid pace of change make it imperative that different types of management systems including network performance and service management, fault and event management, policy management, security, provisioning, billing and mediation provide sufficient capabilities for integration to help service providers attain their business objectives. The demand for tightly integrated complementary solutions has also fueled vendor consolidation as solution providers strive to deliver more comprehensive platform offerings.

Enterprise Market
      The enterprise market for IT infrastructure management has returned to growth after the slowdown in the early part of the decade. Enterprise growth in primary business areas is driving the expansion of IT as a critical underpinning of the business. However, the discipline of the lean years, when IT was focused on cost cutting and doing more with less, has continued in the form of evaluating and managing IT from a business perspective. Hence much of this growth has been fueled by the increasing adoption of the IT and business service management technologies and processes.

•	Service-Centric Management — IT has evolved from the ’bottom-up’ resource-centric management of infrastructure, where IT was a cost center to business operations with no strategic visibility or responsibility, to ’top-down’ service-centric management, where IT is a critical component of business delivery. CIO’s and their business line organizations demand that IT be aligned with business objectives. Concurrently, performance measures like individual resource availability are being replaced by end-user centric service quality measurements (“SQM”) that reflect the actual health of business services.

•	IP Convergence — New IP-enabled networked applications are delivering more tools and capabilities to businesses to connect, collaborate and leverage their intellectual and human capital worldwide. IP telephony, instant messaging and collaboration, presence services, conferencing etc. all provide ways to cut down organizational response time and improve effectiveness of enterprise teams while also holding down costs. However, moving from legacy packet switched networks to new generation IP/ MPLS networks also has concomitant costs. Job roles and responsibilities, for example, when traditional trunk telephony moves to IP Telephony, are morphing, requiring organizations to staff different skill sets, undertake retraining, re-organizing and adopting new ways of management. Again, effective IT Performance Management of these converged and typically real-time services (e.g. voice and video conferencing over IP networks) is proving critical to transition, measure and manage new IT organizations.

•	Selective Sourcing — Enterprise businesses continually look for higher productivity gains and returns at lower costs. With the evolution of new generation communication and collaboration technologies, the costs of managing technology in-house have also multiplied. Hence businesses are actively considering outsourcing non-core IT operations to external service providers (ESP’s) while core areas that make strategic sense or represent areas of key intellectual property or efficiency continue to be sourced from in-house corporate IT organizations. This duality of selectively farming out different IT services to ESP’s based on their competencies and in-sourcing other core tasks as a ’shared service’ is termed selective sourcing. In this scenario, the management of multiple vendor relationships delivering multiple services that come together to support an ultimate business service is a key driver for continued performance and service level management growth in the Enterprise.

•	Automation and Processes — The ascendancy of service-centric management as an IT way of life, also demands higher levels of automation and shared process adoption from IT management products and technologies. Enterprise customers expect higher embedded intelligence and analytics within their management tools that can aid them in proactively identifying, troubleshooting and resolving problems to support service level delivery. Auto discovery driven service or application to infrastructure correlation, change and configuration management through a centralized Configuration Management Data Base (“CMDB”), standardized process frameworks like the Information Technology Infrastructure Library (“ITIL”) are all gaining market acceptance as the means to make Service-centric IT management a reality.
      Service-centric performance reporting and service management systems have to adjust to this new perspective of IT management and make it easier for both business and technical stakeholders to make business-prioritized decisions and maintain ongoing visibility of the business to IT linkages. They also need to provide the flexibility to mesh externally- and internally-delivered services as part of an overall business service in order to provide integrated management of IT relationships. As in the service provider space, the customer demand for consolidated performance and availability alerting, root cause analysis, problem resolution and reporting is fueling vendor consolidation between traditional fault management and event management companies and IT Performance Management vendors.

4.5	THE INFOVISTA DIFFERENCE
      Our software enables service providers and business users of IT to manage and optimize their technology-dependent service offerings through web portal-based IT Performance Management solutions. They are built on software architecture that collects and analyzes performance information from thousands of IT assets in real time. We transform these technology metrics into business-relevant, insightful and actionable information across traditional silos through dynamic dashboards.
      Our software is based on a multi-tier architecture that is supports challenging network, server and application end-to-end IT Performance Management requirements. It collects data from large and complex business technology infrastructures; performs real time analytics; consolidates business and technology service metrics; automates discovery, inventory and configuration management; and presents business-relevant IT service performance information.
      This architecture supports a range of solutions that provide service level views of the performance of connections and components throughout the entire networked infrastructure, enabling IT managers to detect, isolate and resolve service level problems. Our products can also be easily integrated with other management systems to leverage existing tools and processes, in order to resolve end-to-end service level issues. The flexibility, scalability and openness of our products provide any IT decision maker the necessary visibility to leverage IT infrastructure to competitive advantage.
      Our solutions are optimized to manage IT infrastructure performance in a service-centric environment. Our solutions offer the following technical differentiators:

•	Combined Real-Time and Historical Analysis: Our software can run continuously as an early warning system to identify and report on IT infrastructure performance on a real-time basis and also perform historical reporting to identify long-term trends. Our software computes complex algorithms and distributes the resulting reports and notifications in real-time. Our real-time reporting feature can trigger alarms based on exceeding static levels, or dynamically, when departing substantially from past performance. This allows customers to proactively detect degradations in network performance and accelerate problem resolution workflow. They can drill down from aggregated information into real-time, atomic level data and correct network and server problems before end-user productivity is affected. Our historical reporting capabilities also facilitate infrastructure capacity planning and trend analysis and provide input to permit managers to set and enforce IT policy;

•	Powerful Visualization: Companies in our target market segments, especially service providers, require the ability to customize the presentation and reporting of network performance and management data based on their customer requirements. Our software provides an interactive web portal that enables delivery of highly personalized network performance reports and console views. Customers can incorporate multiple display components including reports, service level notifications, real-time graphs and links to web sites all in a single pane of glass. Our web portal can be customized and configured to meet corporate standards, support customer-branding requirements and address the needs of individual users and groups of users. Viewing data in a business context is also important to our customers. Our software can import data from business systems and applications and chart that data alongside IT performance data, on a single report, allowing correlation of business metrics to IT performance. In addition, our software can apply multiple business properties to any IT resource so that sorting and categorizing of IT resources can be automatically performed. When IT-related problems occur, help desk or operations personnel can navigate through notifications within business-contextual groupings, revealing which locations, groups of users, business units or services are affected by IT performance problems, determining which problems to address first;

•	Object-Based Model: The object-based capability of our software provides the ability to model changes and additions in the monitored environment dynamically without requiring changes in the underlying code. New equipment and metrics requirements can therefore be rapidly supported within hours or days. This allows users to easily extend performance monitoring coverage to new services and infrastructure and manage growth. Our software processes the data it receives from various sources, performs real time data calculations and stores the analyzed data in an object-oriented database. By using object-oriented techniques, the formulas and calculated data values are treated as reusable objects. Where multiple reports rely on the same data, redundant processing is avoided resulting in the fast delivery of real time information.

•	Flexible and Adaptive: Our software collects data from any source in a multi-vendor, multi-technology environment. Our software can be quickly tailored on-site for each client’s IT infrastructure including most standard or proprietary IT elements. Since our clients’ IT infrastructures continue to evolve rapidly, our products’ ability to be customized on an on-going basis is a key competitive advantage. Our software can modify the appearance and the underlying analysis of any report via a graphical user interface. Changes to reports can be made and deployed to running production servers, without restarting the server or interruption of data collection. The changes are retained when new versions of the software are installed. In addition, our products easily integrate into most software environments as nearly all features of our software can be controlled via APIs or command-line language.

•	Scalable and Distributed: It is vital that the architecture be able to expand rapidly to handle growth in current and future service offerings. Our solutions are highly scalable in large environments. InfoVista servers monitor a large number of IT resources at high-frequency acquisition rates while providing real time reporting and real time service level violation notifications. InfoVista servers can collect millions of data points per server per hour. Using multiple servers, our solutions can poll data from a virtually unlimited number of devices at very granular intervals. Our distributed architecture allows our products to collect and analyze data using multiple InfoVista servers at a local level and to transmit processed data at a user-defined rate to a global data repository. Our distributed architecture enables our products to be deployed incrementally over time as our clients’ IT systems expand and to operate on the largest and most complex networks worldwide, making our solution ideal for large customers such as telecommunications carriers; and

•	Open and Interoperable: Our software utilizes a logically distributed architecture at multiple levels (polling, computation, storage and reporting) and feature open API’s. Our software flexibility allows our customers to integrate our products with other solutions such as inventory, provisioning, accounting, customer care and supply chain management systems. For example, our customers have integrated our products with other SLM solutions, such as Smarts InCharge, Micromuse NetCool and HP OpenView as well as with network and systems management platforms, such as IBM Tivoli and Cisco IP Solution Center. Our software can also address standard and company-specific protocols, such as Simple Network Management Protocol (“SNMP”), Internet Control Message Protocol (“ICMP”), Cisco NetFlow, Juniper cflowd as well as the BMC PEMAPI to natively collect data from Patrol agents. In addition, our software can collect provisioning and performance data from log files, enterprise management platforms, network management systems, databases, third-party systems and application management agents.

4.6	STRATEGY
      To further develop our growth strategy while enhancing our profitability, we have embarked on a number of key initiatives in fiscal year 2005 as follows:

•	Deliver high-value solutions in line with market needs: We have restructured marketing and development organizations to better identify market opportunities, delineate and develop new product offerings and deliver high-value solutions in faster timeframes. In the past year, we have focused on the delivery of several well- packaged solutions as described in the product section that address network IT Performance Management issues, systems and server capacity planning and management, and IP telephony service and resource monitoring. These solutions enable us to satisfy a large segment of the markets we are pursuing with out-of-the-box capabilities covering the majority of customer requirements. Our solutions have been well accepted by our sales organization and our distribution and alliance partners as our solutions provide a faster return on investment to our customers. Furthermore they allow us to engage with prospects faster, substantiate our value proposition and demonstrate the benefits of our solutions effortlessly.

•	Increase market share among target service providers: Telecommunication service providers use our solutions to address their need for performance and service level management of IP services on top of their MPLS networks. Our wide-range business services are offered in the form of tiered network services to enterprise customers. They require service providers to put in place solutions that address layer-2 and layer-3 resource monitoring and optimization for their network operation centers, aggregate the data necessary for SLA management, and offer visibility and reporting into the services they deliver to their enterprise customers via customized web portals. Service providers also offer self-service troubleshooting capabilities so that customers can isolate and identify problems on their own. This gives our customers more control to manage an environment that they might be otherwise reluctant to leave entirely to the purview of their providers and helps increase customer satisfaction while lowering the overall support cost for the provider. In 2005, we have seen the first movements toward OSS tool consolidation in large Tier-1 accounts. We are well positioned to benefit from this wave of consolidation that aims to reduce operating expenses, and rationalize and optimize the tools, processes and resources required to deliver multiple service offerings across different technology domains. We intend to expand our market share among the major service providers by positioning ourselves as the de facto standard in the wireline IT Performance Management and service level management markets for current and emerging initiatives including IP Telephony and triple play services. We believe that our positioning leverages our inherent strengths in customer-facing performance and service level reporting and offers compelling benefits to service providers in terms of differentiation and quality of service.

•	Accelerate the adoption of our solutions by enterprise customers: We are working with a select group of leading enterprise customers, partners and global system integrators to deliver solutions that address the needs of large enterprises for managing and monitoring the delivery of IP services and support their ongoing consolidation of IT assets and optimization across networks, systems and servers. Our solutions are specifically tailored to the enterprise market where out-of-the-box capabilities, automation, ease-of-use and low cost of ownership are essential. New functionalities are available to provide the appropriate insights to determine areas of service improvement, resource and service usage, and asset optimization while assessing acceptable service continuity risk. Throughout the past twelve months we have been engaged with key partners and customers to discuss their priorities and issues in enterprise IT infrastructure management and to identify areas of collaboration and new product offerings. A key driver for our business remains centered on the criticality of network operations where IP communication convergence occurs through the adoption of an IP backbone that provides data, voice and video services.

•	Pursue opportunities with outsourcers and Managed Service Providers: In 2005, we have strengthened our presence with global MSPs and outsourcers as the preferred performance and service level management software vendor for their existing and next-generation communication service portfolio. In Dallas, Texas alone, four of the largest worldwide outsourcers have chosen us as their preferred partner to deliver network and IP services. We plan to pursue further the managed service segment of the market on a worldwide basis and leverage the experience and expertise that we have developed over the past year.

•	Establish a sound go-to market strategy: We have put in place a direct-indirect go-to market strategy that aims to deliver the most outstanding experience for our customers. The first aspect of our strategy relies on direct contact through a very selective key account program, supported primarily by dedicated account managers in collaboration with a select group of partners for the implementation of our solutions. Our key accounts comprise a majority of Tier-1 service providers and very large enterprises, primarily in the financial sector. Second, we are expanding our reach into other customer tiers, segments and geographies through reseller partners. We have invested in new channel programs, tools and new resources to expand our indirect business and make our partners more successful and self-sufficient in building regional franchises capable of generating incremental revenues. Finally, we have intensified our strategic alliance initiatives with global system integrators, network equipment manufacturers and other independent software vendors, resulting in the selection of us as the preferred IT Performance Management partner by a number of them.

4.7	SOLUTIONS AND PRODUCTS
      We deliver a suite of service-centric performance management solutions for service providers and enterprises. These solutions are built on our highly adaptive and real-time technology foundation. Automated discovery of infrastructure resources and management report provisioning along with out-of-the-box Key Performance Indicator (“KPI”) driven analysis ensure ease of deployment and maintainability. The inherent flexibility of the platform makes certain that it remains future proof to technology evolution.
      Currently, we have launched several market-focused solution offerings targeting different technology domains of interest to service provider and enterprise customers. These solutions include VistaInsight for Networks (for enterprises and service providers), VistaInsight for Servers and VistaInsight for IP Telephony. Together, our solutions address the needs of managing IT services and infrastructure spanning applications, systems and networks including managed service offerings such as LAN, WAN, VPN, MPLS, Application hosting and hosted IP-PBX. Along with VistaTroubleshooter, VistaInsight solutions deliver predictive alerting, high-resolution diagnostic polling and rapid resolution of service anomalies resulting from performance degradation and outages. The functionality of earlier horizontal solutions like VistaCapacity Planner and VistaService Manager are now integrated into the new line of VistaInsight solutions.

Solutions
      VistaInsight for Networks (for Enterprises) is an intelligent IT Performance Management software solution that provides business-relevant insight into real-time, historical and future network service performance. An easy-to-configure Portal interface spans organizational and technical silos. Real-time analysis of any network device identifies performance problems proactively so they can be resolved before end-users are affected.
      VistaInsight for Networks (for Service Providers) is a customer-focused IT Performance Management software solution that enables effective management of IP VPNs and supports delivery of new Managed Service offerings. Existing service provisioning information is leveraged to automate the configuration of out-of-the box analytics and reporting. An interactive Portal interface centralizes key metrics for global analysis and presents actionable information to both internal personnel and external customers.
      VistaInsight for IP Telephony transcends technology domains to simplify management of IP Telephony as a service, while revealing how well individual resources support delivery of those services. VistaInsight for IP Telephony delivers preconfigured service management workflows that support best practices for rapid problem resolution, proactive capacity planning and personalized service level reporting. The embedded workflows maximize effectiveness of IP Telephony operations management; thereby reducing skill level requirements and averting problems related to system reliability and service quality.
      VistaInsight for Servers is a service-oriented IT Performance Management solution for computing systems that provides a single-pane view of real-time and predictive performance information. A core set of unique KPIs abstract performance, capacity and service information into intuitive, business-relevant dashboards that enable real-time status reviews and accurate long-term capacity planning. A highly flexible and customizable portal interface facilitates drill downs from business level dashboards into detailed server and resource performance.
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

Architecture and Core Products
      All our solutions are built on top of the underlying product platform, commonly called the VistaFoundation. The VistaFoundation in itself is a collection of products that together orchestrate the discovery, collection, analysis, consolidation and performance reporting of complex customer infrastructures and management of the software platform itself.
      VistaFoundation is an advanced, world-class software platform that supports the efficient delivery of our solutions. VistaFoundation consists of a highly efficient, multi-tier architecture that collects data from the largest and most complex IT infrastructures; processes analytics in real-time; consolidates service and resource KPIs; automates discovery, inventory and configuration management; and presents actionable information on IT service performance within a dynamic Portal environment. VistaFoundation incorporates the following applications and tools:
      InfoVista Server is our core component for monitoring and analyzing the performance of large-scale, complex IT infrastructures. The InfoVista Server performs both production and development roles for the gathering, analysis and storage of performance information. The InfoVista Server collects, analyzes and stores data from all sources, including WANs and LANs, switches, routers, UNIX and Windows NT systems, mainframes and applications such as Web servers and e-mail servers. It gathers data at user-specified intervals, calculates the data according to predefined or user-defined metrics and deposits the data into the InfoVista integrated database.
      VistaPortal enables secure, browser-based access to service-centric performance information. The easy implementation, display and design of Portal-based dashboards and reports give accurate visibility into the performance of the entire global IT infrastructure. VistaPortal allows users to simultaneously view key performance indicators , real-time performance notifications and strategic business information, from which users can drill down to related real-time and historical reports. VistaPortal delivers rich, interactive content within a standards-based, open architecture that allows seamless integration with existing applications and easy incorporation of information into other web portals.

•	Service Level Navigator delivers service-centric event views by displaying real-time, performance-based service level notifications from across the infrastructure, within logical views that are intuitively organized and grouped by business-oriented function. This enables users to navigate through notifications of performance problems to understand the impact of specific problem elements, their location, which users they affect and whether critical business operations are involved. Users can also view service level notifications by severity, type, service and other properties. Service Level Navigator is now fully integrated into the main VistaPortal application.

•	VistaPortal Standard Edition the full Java Servlet-based portal application that allows viewing of all our real-time and historical reports from an individual InfoVista Server using a web-browser, is now fully integrated into VistaPortal.
      VistaMart is a global data mart repository and centralized provisioning engine that commands and controls multiple InfoVista Servers and consolidates InfoVista Server data, forming a scalable, manageable distributed system. It gathers information from geographically dispersed sites in an automated, reliable and efficient way. VistaMart provides the data for centralized reports of networks, systems and applications across the infrastructure. VistaMart can also integrate with a variety of third party tools such as decision support or data mining tools that exploit VistaMart’s data and inventory, configuration management and provisioning systems that enable automated report generation. Additionally, it can process and merge data from sources other than the InfoVista Server, such as call center management software, which can be used to create a single report that reveals relationships between IT device, service and business performance.
      VistaDiscovery ensures visibility into complex IT infrastructures by discovering networks, systems and IP services. VistaDiscovery supports complex network relationships with an advanced discovery engine and automatically configures InfoVista according to scheduled processes. By easily integrating with inventory systems, device libraries and other network management systems, the solution maintains complex IT resource relationships with business functions, groups of users, locations and other business properties.
      VistaBridge enables organizations to import data into our reporting environment. Using VistaBridge, data can be moved from any source into our software where it can be displayed visually, in the form of graphs, charts, or tables, along with network service level metrics. This creates unified views for an understanding of the relationship between IT performance and business operations. VistaBridge provides the ability to import data from business applications, element management systems, or any device, into either the InfoVista Server or VistaMart. VistaBridge can import data from non-standard IT devices, legacy devices or devices that cannot be polled via SNMP. Legacy data can also be imported to get the perspective of past performance history.
      VistaCockpit is a management console that simplifies the administration and supervision of the InfoVista IT Performance Management environment. It enables users to monitor, configure, troubleshoot and optimize InfoVista implementations of all sizes. VistaCockpit provides comprehensive views of installed software versions, product configuration settings and supporting hardware platform information. This information, in conjunction with monitoring and debugging tools, enables the InfoVista administrator to rapidly detect and correct improper configuration settings, hardware limitations and software problems that may lead to InfoVista performance limitations.
      VistaProvisioner automates the integration of our reporting solutions in our customers’ environments. VistaProvisioner enables service providers and large enterprises to leverage existing network and customer topology information and achieve accurate, proactive performance and availability management reporting solutions within ever-changing, complex environments.

Supporting or Add-on Products
      These add-on products support an advanced family of Service-Centric IT Performance Management software solutions that assure the optimal delivery of business-critical IT services. Our supporting products interoperate seamlessly to provide flexibility, scalability and openness within a highly efficient, multi-tier software platform, VistaFoundation.
      VistaWatch is an end-to-end service-centric management solution that provides active monitoring of web-based applications. VistaWatch records and replays multi-stage business transactions and e-commerce processes, such as logins, database queries, search activities, add to cart and checkout steps. As response time is logged and checked against set limits, VistaWatch also verifies the integrity of returned data values to ensure proper operation of the application. The end-to-end tests can be linked to the underlying resources in the service delivery chain, enabling dynamic drill-down from service level violations to the resources responsible for performance problems. VistaWatch also supports IP Service transactions including, DNS, Reverse DNS, Ping, Traceroute and TCP port availability.
      VistaLinks are a suite of pre-built integrations with leading vendors in the major categories of the Network Management System (“NMS”) and OSS markets — service activation; fault management; event correlation, inventory management; and billing and mediation. VistaLinks leverage our open, documented and supported API to create substantial customer value. VistaLinks provide our customers with the benefits of our software without the typical costs and risks of complex software integration.
      VistaLink for Alcatel 5620 Service Aware Manager (SAM) is a pre-built integration that provides real-time IT Performance Management and service level assurance across networks, systems and applications. As a multi-vendor, multi-technology integration, VistaLink consolidates accounting and performance statistics from Alcatel devices managed by the 5620 SAM, as well as performance of the rest of the network infrastructure within a single end-to-end view.
      VistaLink for Cisco IP Solution Center delivers the instant performance reporting necessary to provide tangible service assurance for IP-based Virtual Private Networks. VistaLink for IP Solution Center (“ISC”) automatically configures the InfoVista solution to generate IP VPN/ MPLS performance reports during service activation and provisioning. This supplies service providers instant and complete visibility into the performance of the packet-based services they deliver. VistaLink for ISC delivers real time and historical performance reports that service providers and their customers can use to measure IP VPN/ MPLS performance.
      VistaLink for NetFlow Trackertm is a pre-built integration of the VistaInsight solution and NetFlow Trackertm. The VistaLink for NetFlow Trackertm provides up-to-the-minute traffic characterization data alongside InfoVista’s standard real-time and historical analytics. The NetFlow Trackertm application captures real-time NetFlow data and transforms it into meaningful traffic and bandwidth usage statistics. The actionable network statistics provided by NetFlow Trackertm include: traffic analysis by application, routing and peering information, QoS, port utilization, user/customer source to destination information, and much more.
      VistaLink for Smarts InCharge integrates Smarts InCharge with our suite of applications and enables users to export topology from InCharge Service Assurance Managers and Availability Managers to InfoVista, display InfoVista performance-related reports from an InCharge Global Console, and view and respond to performance-related notifications at the InCharge Global Console that originate from our solutions.
      Vista Plug-ins are intelligent agents that reside on local and remote servers and workstations that gather traffic statistics and performance information on IT service levels not readily available using traditional SNMP. Performance data is gathered by polling the Vista Plug-in agents, instead of IT devices.
      Vista Plug-in for Network Flow Analysis allows the collection of data from Cisco and Juniper routers and monitors the nature and quality of traffic flowing over various operators’ networks. Data retrieved by the Plug-in can be viewed using the VistaView for Network Flow Analysis.
      Vista Plug-in for IPT Cisco is a collection of IP Telephony related agents, which measure key Cisco CallManager, Unity, Exchange, Active Directory, and Windows Server performance monitoring metrics. The VistaInsight for IP Telephony solution supports data gathered by the plug-in.
      Vista Plug-in for Cisco Call Manager measures key performance monitoring metrics for the call management application in its support of critical IP telephony services. The Vista Plug-in for Cisco Call Manager is tested to meet requirements of Cisco’s IP Communication program. The VistaInsight for IP Telephony solution supports data gathered by the plug-in.
      Vista Plug-in for Unified Messaging measures key performance metrics of the application in its support of integrated messaging services delivered over a IP network. The VistaInsight for IP Telephony solution supports data gathered by the plug-in.
      Vista Plug-in for Exchange measures key performance metrics of the email application in its support of IP telephony services. The VistaInsight for IP Telephony solution supports data gathered by the plug-in.
      Vista Plug-in for Active Directory measures key performance metrics including: Availability and process CPU. The VistaInsight for IP Telephony solution supports data gathered by the plug-in.
      Vista Plug-in for Windows Server Performance Monitoring measures key performance metrics on Windows platforms. Both the VistaInsight for Server and VistaInsight for IP Telephony solutions support data gathered by the plug-in.
      VistaAPI is a software development kit that allows third party software vendors, systems integrators and technology consultants to integrate InfoVista with other OSS software or in-house IT management applications. VistaAPI allows developers to build custom applications on multiple platforms including Sun Solaris and Microsoft Windows using industry-standard programming languages including C, Java and Perl. VistaAPI comes with annual technical support for developers, a full set of documentation as well as code samples that demonstrate our API features. Several of our products have already been developed using this software development kit, including VistaTroubleshooter, VistaBridge and VistaProvisioner.

4.8	PRODUCTS IN DEVELOPMENT
      In fiscal 2005 we have pursued further development of our core technology foundation and its many components to deliver new functionality, simplify the implementation of our products, increase ease of use and streamline manageability. We also brought to market key new solutions — under the VistaInsight brand — that package our technology foundation with pre-built integration points, content, key performance indicators, presentation and navigation in a complete out-of-the-box solution. Designed to deliver immediate value to our customers, these solutions span network assets, systems and servers and include our first cross-silo IP telephony solution. The solutions provide actionable insight into the performance of IT services for stakeholders within multiple organizational silos, provide top-down visibility from the business group to IT services and supporting IT resources, and enable our customers to efficiently deliver IT services at the lowest possible risk.
      We continuously add support of new technologies and vendors to our VistaDiscovery product, enabling faster time to value for our enterprise and service provider customers. In an ever-changing environment,VistaDiscovery is rapidly becoming a key automation component for our customers. Integrated with VistaMart, it provides a state-of-the art configuration and inventory system, cornerstone of any advanced solution.
      We continue to enhance our VistaPortal product with new modules that create a more dynamic user experience and speed navigation between notification reports and critical analysis available within the portal. New modules will also expand the type of analysis that more advanced users would expect to accomplish.
      We are extending the capabilities of our VistaCockpit product to simplify and centralize the management of our large-scale implementations. This product will enable the person or group responsible for the implementation of our solutions to better manage the entire InfoVista environment from one interface. For large implementations, this will speed deployment time significantly. At the same time, it will further simplify the support of our solutions and will reduce the overall cost of ownership.
      VistaMart is also being enhanced to provide improved data aggregation, grouping and analysis capabilities, as well as new mechanisms to better import data discretely, continuously and from flow-based applications. We increase its scalability and computation capabilities to match the anticipated growth of both our Carriers, Service Providers and large enterprises customers.
      To better support the development of our VistaInsight solutions dedicated to the management of next generation services like VoIP, ToIP, IP-TV, we integrate new end-to-end monitoring capabilities in our InfoVista Server engine as well as our VistaWatch product.
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
      Finally we continue to work on delivering packaged integrations (VistaLinks) between our software and other standard products in the market.

4.9	SERVICES
      We provide services related to our software products, including consulting, education, solution support and partner certification. We charge a fee, in addition to the license fee, for these services. We believe that a high level of professional service and client support is critical to the successful marketing and sales of our solutions. As of June 30, 2005, we had 43 employees in our customer services group of which 17, 23, and 3 were part of Consulting, Solution Support, and Training & Certification, respectively. We plan to moderately increase the size of our internal service teams and extend our service offerings through partners, resellers and other third parties. For example, our America’s technology services consulting organization should grow by approximately 50%, particularly in the role of architects and consultants, in order to meet the demands of large scale implementations by a number of US-based customers.
      The following is a list of the services that we offer:

•	Consulting: We have dedicated teams of expert engineers who offer consulting services for specified project management, helping our clients from the design phase through to customization, installation and deployment of our solutions. These teams consist of project managers, architects and consultants.

Project implementations are generally performed on a time and materials basis. Project implementation range from a few weeks to several months.

•	Solution Support: Our range of solution support contracts includes the standard offering of eight hours per day five days per week, the support of twenty-four hours per day seven days per week through our Mission Critical Program (“MCP”), and configuration and implementation analysis through our Auditing on Site Program (“AOP”). AOP consists of regular on-site visits to analyze the performance of the client production site. We also offer Developer Support to our partners and clients who wish to develop their own report libraries for internal or external purposes. The revenue generated by our Solution Support contracts is recurring as most of our Support contracts are renewed on an annual basis. Lastly, solution support services also include the availability of upgrades to customers during the term of their agreement.

•	Education & Certification: We offer regular training classes in Europe (Paris, London, and Munich), the U.S. (Washington and Tampa) and the Asia-Pacific region (Singapore), as well as private on-site customer training. Candidates who complete the training classes and pass the necessary examinations may obtain credentials as an InfoVista Certified Administrator (“IVCA”), InfoVista Certified Developer (“IVCD”) or InfoVista Certified Expert (“IVCE”). Education is a key component in optimizing the investment in our solutions. Our training is designed to transfer comprehensive technical knowledge of our products to the client’s engineers, integrators, architects and administrators. Each course provides a thorough explanation and practical hands-on approach so that the participant has the ability to optimize the flexible and open features of the product. Instructor-led courses are delivered within a lecture/laboratory environment. This allows participants to apply concepts presented during the lecture to a simulated production environment to reinforce the subject matter and promote a familiarity with our service level and IT Performance Management solutions. During the past year on-site training at the customer site has become increasingly popular, and any course or combination of courses can be delivered in this manner. We are highly committed to training excellence and customer success with our products.

•	Customer Support Partner Program: As an extension to our service offering we provide to our clients, the customer support partner program is designed to assist our partners in achieving service and support goals. It offers our clients the security and competitive advantage of a fully supported InfoVista solution through InfoVista partners. Our channel partners are selected via strict technical expertise criteria. The customer support partner program enables our certified partners to deliver our entire range of services worldwide. To be first level support certified our partners must meet specific requirements related to their own support infrastructure and their staff’s qualifications, expertise and skills. Yearly audits ensure that our partners have dedicated personnel who fully understand our products and employ a minimum number of engineers that have been trained and individually certified. We require that our partners document their internal procedures including clear communication channels to ensure they are providing continuous quality support through expertise, ease of access, and responsiveness to best meet our joint customers’ needs. In return, we offer them a full range of tools, programs and services including:

•	critical problem escalation;

•	access to an on line ticketing system;

•	troubleshooting guides; and

•	access to a complete technical information library through a partner extranet

4.10	GEOGRAPHICAL BREAKDOWN OF REVENUES AND OPERATING RESULTS
      The following table shows revenues invoiced by region broken down between license and service revenues:

	Year Ended June 30,

	2005	2004	2003

	(In thousands )
Europe
Of which	€16,550	€13,818	€12,584
License revenues	8,554	6,886	5,229
Services revenues	7,996	6,932	7,355
Americas
Of which	15,214	12,063	9,603
License revenues	8,874	7,288	5,655
Services revenues	6,340	4,775	3,948
Asia-Pacific
Of which	2,577	2,806	3,335
License revenues	1,621	1,902	2,362
Services revenues	956	904	973

Total	€34,341	€28,687	€25,522

      The following table shows revenues invoiced by region, with Europe broken down by country:

	Year Ended June 30,

	2005	2004	2003

	(In thousands)
Europe
Of which	€16,550	€13,818	€12,584
France	4,966	3,666	3,645
Germany	3,085	3,035	2,631
United Kingdom	5,518	4,021	3,827
Belgium	308	740	822
Spain	2,673	2,356	1,659
Americas	15,214	12,063	9,603
Asia-Pacific	2,577	2,806	3,335

Total	€34,341	€28,687	€25,522

      The following table shows operating results by region with Europe broken down by invoicing country:

	Year Ended June 30,

	2005	2004	2003

	(In thousands)
Europe
Of which	€(3,097)	€(5,709)	€(12,150)
France	(10,268)	(11,616)	(15,428)
Germany	1,422	483	109
United Kingdom	3,743	2,768	1,709
Belgium	23	772	475
Spain	1,983	1,884	985
Americas	2,665	(1,962)	(820)
Asia-Pacific	216	1,199	489

Total	€(216)	€(6,472)	€(12,481)

4.11	END-USERS
      We have a diverse set of end-users in a variety of business sectors, including telecommunications, internet services, financial services, IT services, outsourcing and consulting. To date, we target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations such as financial service institutions. However, a significant portion of our revenues is, and is expected to continue to be, attributable to sales of products to telecommunications carriers and service providers. For the years ended June 30, 2005, 2004 and 2003, our five largest end-users accounted for approximately 25.2%, 26.8% and 22.9% respectively, of our total revenues and our ten largest end-users accounted for approximately 36.5%, 40.5% and 34.8%, respectively, of our total revenues. We anticipate that our operating results for any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of end users. We expect that the composition of that small group of end-users will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large end-users on an ongoing basis.
      The table below shows the revenues composition from our three largest end-users for the periods indicated.

Year Ended June 30,

2005		2004		2003

Client “B”(2)	7.94%	DISA	8.04%	Cable & Wireless	6.81%
Client “C”(3)	5.45%	Telefonica	6.50%	Telefonica	4.67%
Cable & Wireless	4.77%	Client “B”(2)	4.46%	Client “A”(1)	4.37%

(1)	For reasons of confidentiality, we cannot name our third largest end-user for the year ended June 30, 2003, which is therefore identified as Client “A”

(2)	For reasons of confidentiality, we cannot name our largest end-user for the year ended June 30, 2005 and third largest end-user for the year ended June 30, 2004, which is therefore identified as Client “B”

(3)	For reasons of confidentiality, we cannot name our second largest client for the year ended June 30, 2004, which is therefore identified as Client “C”
      For the years ended June 30, 2005 and 2004, we had Days Sales Outstanding (“DSO”) of 120 and 107 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by annual revenues, which is then multiplied by the number of days in the given year. See “Item 5.8 Liquidity and Capital Resources” for further discussion on DSO.

      As of June 30, 2005, we had 307 active end-users (active end-user is defined by us as a group that has purchased and still uses one of our software solutions) in countries including France, the U.S., the United Kingdom, Germany, Spain, Singapore and Japan. The table below shows a representative list of companies that use our products.

Telecommunications	Financial	Outsourcers and	Other
Companies and ISPs	Institutions	Consulting Firms	Enterprises

AAPT
Accenture Atis
Aena
AUNA
Bell Canada
BellSouth
Bouygues Telecom
British Telecom
Cable & Wireless
Cingular Wireless
Chung Hwa Telecom
Colt
Com Hem
Czech Telecom
Deutsche Telekom
EasyNet
France Télécom
Globe Telecom
Golden Lines
H3G
Iberbanda
infonet
Intechnology plc
Interoute
KVH
MCI
Mediacom MCC
Nextel Communications
Nippon Telegraph & Telephone
Portus
Rostelecom
SingTel
T-COM (T-Data, Deutsche Telekom)
Telecom Asia
Telecom Malaysia
Telefonica
Telewest
Telkomsel
Tiscali
True Corporation
Time Warner
Telmex
VeriSign
Verizon
Videotron
VIPNet
Wild Blue Communication
Your Communications	ADP AXA Banque de France Banque Populaire BNP Paribas Crédit Agricole-Indosuez Lehman Brothers Royal Bank of Scotland Wachovia Wellpoint	Callahan Cap Gemini Telecom Glidepath Hitachi Information Systems Info AG/Satisfactory Siemens Business Services Spherion T/Systems ITS	AGIS Allianz Dresdner IS
Acasia
BASF
British Airways
Czech Railway
European Medical Agency
Hoffmann-La Roche
Nielsen Media Research
Norfolk Southern
Renault
Royal Canadian Mounted Police
Sanofi Aventis
Shell
Thales
Zagreb Airport

4.12	SALES AND MARKETING
      As of June 30, 2005, we had a total of 72 sales and marketing employees (56 in sales and 16 in marketing) of whom 18 were located in France, 30 in the U.S., 15 in Europe (outside France) and 9 in the Asia-Pacific.

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
      For a discussion of the categories of our indirect sales channels, see “Item 4.3. Business Overview”.

Marketing
      Our worldwide marketing functions include strategic, product and field marketing, along with analyst and media relations. As of June 30, 2005, we had marketing personnel primarily stationed in France and the U.S.

4.13	STRATEGIC RELATIONSHIPS
      We have developed strategic relationships with a number of market leaders in system integration, network equipment, and IT and OSS software to increase our market reach and visibility, open new business opportunities, build complementary offerings and reduce our sales cycles. Our relationships also aim to validate the compatibility and interoperability of our solutions with other vendors, increase our expertise on the most advanced technologies and techniques, and cross-train and implement joint sales and marketing campaigns. Highlights of our efforts include the following:
      We have formalized our relationship with Accenture’s Communication and High-tech division in order to engage and operate consistently throughout the world. Our solutions have been selected as the preferred performance and service level management components of Accenture’s Communications Solution (“ACS”) service assurance offering in the areas of VPN services, carrier voice and triple play. ACS is a set of pre-integrated assets that help streamline a service provider’s ability to plan, create, and operate traditional and next-generation networks and services. The major benefits ACS’ solutions bring to customers include: a plug-and-play architecture based on a robust, common integration framework; flexibly defined process and organizational models; and real world solutions developed from proven client experience.
      We expanded our relationship with INS, a leading IT infrastructure consulting services, software, and business solutions company that helps organizations build, secure, and manage their business-critical networks. We established a worldwide alliance to provide end-to-end consulting solutions, which address market needs in the IT infrastructure and network management. In 2005, INS implemented several projects with us both in the enterprise and service provider markets.
      In 2005, we also established relationships with several leading IT outsourcers and have become the reference platform for IT Performance Management with the top four U.S. outsourcers. We expect to see incremental revenue out of these agreements over time as these outsourcers sign up new customers and migrate existing ones to their new systems.

      We are a member of the new Cisco Technology Development Partner program for both network and telephony solutions. This program gives us access to Cisco’s engineering and product management resources as well as selective sales and marketing efforts for both service provider and enterprise markets. Our products are installed in several Cisco executive briefing centers and other Cisco lab environments for presentation purposes.
      In early 2004, we announced an agreement with Nortel Networks to integrate our network IT Performance Management solution with Nortel’s new Multi-Service Edge (“MSE”) offering. We have been retained as an integral part of Nortel Networks’ OSS Software Partner Program, which gives us access to technical, marketing and sales support to promote our solutions alongside Nortel’s ongoing MSE promotional efforts. We support MSE platforms by monitoring vendor-specific and industry-standard metrics and providing pre-packaged management support for MPLS, VoIP and IP VPN. In 2005, we strengthened our relationship with Nortel and collaborated on a number of business opportunities.
      During the MPLS World Congress event of February 2005 in Paris, Alcatel announced the certification of our software as part of its 5620 SAM service assurance offering. Since then we have worked together with Alcatel on several deals and have already secured a first win together. As the IP/ Ethernet market continues to grow in response to triple play and new business-critical Ethernet services, we expect to see more sales activity on this front.
      Motorola’s Government and Enterprise Mobility Solutions (“GEMS”) unit has been using our software for its IT Performance Management needs for the past four years. GEMS is a leading provider of integrated radio communications and information solutions, with more than 65 years of experience in meeting the mission-critical requirements of public safety, government and enterprise customers worldwide. As we examine the evolving requirements of our joint customers and the opportunities offered by our latest solutions and products, we have decided to enter into a new alliance that expands the scope of the current relationship.
      Finally, we have continued to collaborate with leading OSS vendors directly related to the service assurance market including Metasolv, Micromuse, and Sheer Networks. Simultaneously, we have initiated discussions with several large infrastructure software vendors and joined the BMC MarketZone program in order to offer our VistaInsight for Servers solution to BMC customers.

4.14	COMPETITION
      Our market has undergone some fundamental changes over the past year. As new IP converged services become pervasive, the increasing complexity of deployment and management tasks, and the criticality of performance information in service assurance are driving significant shifts in market structure. Customer demand from both service provider and enterprise segments is clearly directed towards end-to-end service management of complex services like IP VPN and IP telephony. This means that management systems must better integrate availability and performance information, ideally on standardized, cross-silo platforms to reduce overall costs, improve productivity and assure service delivery.
      Consequently, our competitive market has experienced significant consolidation through mergers and acquisitions. Notably, one of our primary competitors, Concord Communications, was acquired by Computer Associates. Another smaller competitor, Quallaby, was acquired by Micromuse; both acquisitions were announced in April 2005. Many other acquisitions around service, fault and IT Performance Management have been undertaken by other industry players like Compuware, IBM and BMC.
      Market changes have given us the unique ability to offer an independent, industry standard IT Performance Management platform that is attractive to our customers and system integration partners building, interoperable, IT management solutions. Other players in contiguous market segments are likely to pursue integration with us to provide superior capability in comparison to their direct competition. While our direct competitors are embroiled in internal integration efforts and realignments in positioning and emphasis, we expect that competitive pressures from these players will ease in some markets. For example, industry analysts have been widely reported to believe that the acquisition of Concord Communications will dilute their thrust into the service provider market. Further, the IP convergence driver cited in many of these acquisitions, vindicates our strategy and underscores our capabilities as a leader in this market, enhancing our market position and recognition.
      In spite of the consolidation changes mentioned above, the infrastructure performance and service management market remains highly fragmented with a number of point solutions. The depth of data, expertise and service management reporting also varies widely. As a result we typically find multiple service management and performance reporting solutions, installed in the same customer environment addressing different technology segments. Our software has been traditionally used in the network systems management environment that caters to both service providers and enterprises. Over the past year, several of our customers have announced their intention of selecting our solutions as their standard IT Performance Management platform and have undertaken projects to replace existing competitive deployments.
      The evolution towards service-centric management and increased business alignment of IT has fueled growth in both BSM and SLM markets and vendor offerings. Existing specialty vendors are broadening their footprint across the service management spectrum and may introduce new competitive fronts for us in the future. It is important to note that a host of erstwhile network performance and service management vendors have continued making new product announcements for meeting BSM market needs. Hence, as the market fragmentation continues, it makes it more difficult for smaller, point solutions to make an effective case because they are unable to capture all the moving parts within the IT infrastructure that impact the business. As such, continued consolidation of niche, specialty players in the service and IT Performance Management space is expected to continue.
      Overall, the network performance and service management market is characterized by rapid technology change, evolving industry standards and increasingly complex customer requirements. Our existing and potential clients typically have preset budgets for their IT operations, management and planning functions for which we must compete. We expect competition will continue to be intense.
      Our primary source of direct competition comes from suppliers of comparable products, including Concord Communications eHealth suite (now part of Computer Associates), Hewlett Packard OpenView Performance Insight (formerly Trinagy’s Trend), Lucent Technologies VitalSuite, NetIQ, Quallaby Corporation (now part of Micromuse Inc.) and several smaller software vendors. Other sources of actual or potential competition include:

•	suppliers of network and system management products including Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Microsoft, and BMC;

•	SLM software providers active in adjacent segments, such as event management and policy management;

•	application management software vendors who are expanding footprint into IT infrastructure performance reporting;

•	large software and hardware suppliers;

•	systems integrators who generally provide consulting services to develop client specific applications;

•	service suppliers who act as outsourcers of SLM services;

•	home grown management software that is built specifically to meet unique needs and processes of a customer’s infrastructure and services; and

•	our clients’ internal technical organizations that produce proprietary software addressing their specific needs.
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
      Trademarks. We have registered the trademark “InfoVista” in a number of countries, including in Europe (as a Community Trademark) and the U.S. We also have a trademark registration for “VistaMart” in France. In addition, we have filed trademark applications in a number of countries, including the U.S. and the EU for the product names “VistaView”, “VistaMart,” “VistaPortal,” “VistaFinder”, “VistaService”, “VistaFoundation”, “VistaNotifier”, “VistaLink”, “VistaBridge”, “Vista Plug-in”, “VistaNext”, “VistaProvisioner”, “VistaDiscovery”, “VistaOperations Center”, “VistaCockpit”, “VistaTroubleshooter”, “VistaCapacity Planner”, “VistaService Manager”, “VistaWatch”, “VistaInsight”, and for “InfoVista” accompanied by its logo and the phrase “Seeing IT.” We have applications pending for protection for some of these trademarks in other jurisdictions. We plan to apply for trademark registrations for other product names containing the word “Vista” in the near future.
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
      We maintain insurance against potential civil and product liability claims. We also maintain insurance policies against the following risks: directors and officers’ liability, civil liability including general liability. This insurance covers all countries where we have a legal presence. We have not obtained any insurance for net losses in any of the countries in which we have operations.
      We have obtained directors and officers insurance for our benefit and the benefit of our directors and officers. for coverage of USD 7 million in directors and officers insurance. Adapting to our expected level of business activity, we chose to increase this coverage amount to USD 10 million for fiscal year 2006. To date, we have not obtained any key employee life insurance in which we would benefit.
      In fiscal year 2005, our Group policy on civil liability insurance offered coverage of €5 million.
      For the years ended June 30, 2005 and 2004, total amount incurred for annual insurance coverage were €0.3 million and €0.2 million, respectively.
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

4.18	PERSONNEL — See “Item 6. Directors, Senior Management and Employees”

4.19	RESEARCH AND DEVELOPMENT
      Our research and development team is responsible for the design, development and release of our software. As of June 30, 2005 and 2004, our research and development organization consisted of 63 and 56 employees, respectively. We subcontract engineers for highly specialized and discrete projects. Our research and development team focuses on developing our more complex and strategically important projects. Our total research and development expenses were €6.7 million, €6.1 million and €7.0 million for the years ended June 30, 2005, 2004 and 2003, respectively.

4.20	FACILITIES
      Our headquarters, located in Les Ulis, outside Paris, France, occupy approximately 3,500 square meters of office space under a lease, which expires on June 30, 2009, with an option to terminate the contract every three years. We also lease regional offices located in the U.S. in Herndon (Virginia), and Dallas (Texas), as well as in Europe, in London (United Kingdom), Milano (Italy), Madrid (Spain), Munich (Germany) and in Singapore for our operational center in the Asia-Pacific region with offices in Sydney (Australia) and Tokyo (Japan). We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.

4.21	LEGAL PROCEEDINGS
      As is the case with many companies in the software industry, we have received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs with respect to the defense thereof, which could have a material adverse effect on our operating results or financial condition. In addition, if we were to lose an infringement claim against us in the future, we might have to pay substantial damages or stop making, using or selling the technology that was determined to infringe another party’s rights or products that incorporate it.
      We are currently involved in ordinary routine litigation or arbitration incidental to our business; however, we do not believe that we are party to any pending litigation or arbitration, which has had or could have a material, adverse effect on our financial condition, activity or results. As a result, we have recorded no significant provision for litigation as of September 20, 2005.
      As of September 20, 2005, we were not involved in any litigation with former employees, and thus had not recorded any provision for that purpose.

4.22	SEASONALITY
      The following table shows the quarterly consolidated revenues over the last three fiscal years:

	Year Ended June 30,

	2005	2004	2003

	(In thousands)
Quarter ended September 30	€7,625	€5,858	€6,507
Quarter ended December 31	8,622	6,898	6,595
Quarter ended March 31	8,523	7,886	6,080
Quarter ended June 30	9,571	8,045	6,340

Total	€34,341	€28,687	€25,522

      Our business has experienced and may continue to experience significant seasonality as described in “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

4.23	RAW MATERIALS
      Our business is not dependent upon any raw materials.

4.24	MATERIAL EFFECT OF GOVERNMENT REGULATIONS
      During the fiscal year 2005, there were no changes to governmental regulations in any jurisdiction in which we do business, which had a material adverse effect on our operations or financial condition.

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
      We are the service-centric IT Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, our solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. We generate revenues in the form of licensing fees on our software products and in the form of service fees from our professional services, customer support and training.

5.2	RECENT DEVELOPMENTS

5.2.1	Stock option grants
      On August 8, 2005, our board of directors granted to our officers and employees options to subscribe for shares and to purchase shares, for up to 212,000 shares, as follows:

•	stock options giving the right to subscribe for 7,000 shares were granted under the 2001 Plan. Each option will give the right to subscribe for new shares at the price of €5.11 per share; and

•	stock options giving the right to purchase 205,000 shares of treasury stock were granted under the 2004 (40,000 options) and 2005 (165,000 options) Plans. The terms and conditions of the 2005 Plan are similar to those of the 2004 Plan, except for the vesting period applicable to French employees, for which the options granted shall vest four years after the granting date. Each option will give the right to purchase existing shares at the price of €5.11 per share.

5.2.2	Third party software agreement with Progress Software
      On August 31, 2005, we signed an agreement with Progress Software (formerly eXcelon Corporation) to extend our current OEM license agreement. We shall pay Progress Software a $0.9 million upfront license fee for the continued right to embed and commercialize their Objectstore database software in our InfoVista Server up to December 31, 2011. Such previous agreement would have expired on December 31, 2007.

5.3	REVENUES
      We generate revenues from our software licensing fees and related services provided by our maintenance and professional services activities, including consulting and training. For the years ended June 30, 2005, 2004, and 2003, revenues from licenses represented 55.5%, 56.0%, and 51.9% of total revenues, respectively.
      As of June 30, 2005 and 2004, we had 307 and 286 active end-users of our products, respectively. We target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations. Revenues from service provider end-users, which include telecommunications and service provider companies, such as ISPs, MSPs and outsourcers of IT services, accounted for 71.8%, 66.0%, and 66.6% of our total revenues for the years ended June 30, 2005, 2004, and 2003, respectively. Revenues from enterprise end-users, which primarily include financial institutions and governmental agencies, accounted for 28.2%, 34.0%, and 33.4% of our total revenues for the years ended June 30, 2005, 2004, and 2003, respectively. We expect that revenues from service provider industry end-users shall continue to constitute a significant portion of our future revenues.
      We generate revenues not only through our direct sales force but also from indirect sales through channel resellers, who in turn sell our products and services to their customers. In addition, referral partners, who we compensate for their assistance in the sales cycle of a particular customer order, influence a portion of our direct revenues. For the year ended June 30, 2005, 59.6%, 34.3%, 4.2%, and 1.9% of our revenues were recognized from direct sales, resellers, OEMs and direct sales from partner referrals, respectively. For the year ended June 30, 2004, 51.8%, 39.3%, 5.1%, and 3.8% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. For the year ended June 30, 2003, 56.6%, 32.2%, 5.3%, and 5.9% of our revenues were recognized from direct sales, resellers, OEMs, and direct sales from partner referrals, respectively. We expect revenues from the different above-mentioned channels to continue to moderately shift toward reseller and partner referral revenues in the near and mid-term.

      Our main sales regions are Europe, Americas, and the Asia-Pacific. For the year ended June 30, 2005, approximately 48.2%, 44.3%, and 7.5% of our revenues were recognized from sales invoiced from Europe, Americas and Asia-Pacific, respectively. For the year ended June 30, 2004, approximately 48.1%, 42.1%, and 9.8% of our revenues were recognized from sales invoiced from Europe, Americas and Asia-Pacific, respectively. For the year ended June 30, 2003, approximately 49.3%, 37.6% and 13.1% of our revenues were recognized from sales invoiced from Europe, Americas, and Asia-Pacific, respectively. We expect revenues from the Americas to continue to increase in percentage of total revenues.

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
      Sales and marketing expenses consist primarily of salaries, commissions to sales personnel and agents, travel, tradeshow participation, advertising, public relations, and other promotional expenses. We expect that our sales and marketing expenses will slightly decrease as a percentage of revenues for the near term. Research and development expenses consist primarily of personnel costs associated with software product development and outsourced research and development. We expect that our research and development expenses will slightly decrease as a percentage of revenues for the near term. We have not capitalized any software development costs as the time between technological feasibility and product release is very short, and development costs incurred during that time are immaterial. General and administrative expenses consist primarily of salaries for financial, administrative and executive management personnel and related travel expenses, as well as legal and accounting expenses. We expect that these expenses will decrease as a percentage of revenues in the short and long-term.
      We have granted stock options and issued stock warrants to our employees, board members and officers on various occasions. Under U.S. GAAP, grant or modification of these awards has resulted in the recognition of stock compensation in our financial statements. We recognized approximately €82 thousand in share plan costs from July 1, 2002 through June 30, 2005. See Note 1 to the consolidated financial statements for further information on stock compensation expense. Cost of services, sales and marketing expenses, research and development expenses and general and administrative expenses are all shown exclusive of this stock compensation expense.

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
      The following table sets forth, for the periods indicated, the total revenues and percentage of total revenues represented by each item in our consolidated statements of operations.

	Year ended June 30,

	2005		2004		2003

	In		In		In
	thousands	%	thousands	%	thousands	%

Revenues
License revenues	€19,049	55.5	€16,076	56.0	€13,246	51.9
Service revenues	15,292	45.5	12,611	44.0	12,276	48.1

Total revenues	34,341	100.0	28,687	100.0	25,522	100.0
Cost of revenues
Cost of licenses	(857)	(2.5)	(681)	(2.4)	(914)	(3.6)
Cost of services	(5,917)	(17.2)	(5,722)	(19.9)	(6,215)	(24.4)

Total cost of revenues	(6,774)	(19.7)	(6,403)	(22.3)	(7,129)	(27.9)

Gross profit	27,567	80.3	22,284	77.7	18,393	72.1
Operating expenses
Sales and marketing expenses	15,396	44.8	14,802	51.6	16,513	64.7
Research and development expenses	6,651	19.4	6,081	21.2	7,036	27.6
General and administrative expenses	5,574	16.2	4,346	15.1	5,167	20.2
Stock compensation expense	—		44	0.2	38	0.1
Restructuring costs	—		2,495	8.7	1,590	6.2
Impairment of fixed assets	4	0.0	608	2.1	150	0.6
Amortization of acquired intangibles	158	0.5	380	1.3	380	1.5

Total operating expenses	27,783	80.9	28,756	100.2	30,874	121.0

Operating loss	(216)	(0.6)	(6,472)	(22.6)	(12,481)	(48.9)
Other income (expense):
Realized gains on marketable securities	440	1.3	622	2.2	1,218	4.8
Net foreign currency transaction losses	(46)	(0.1)	(109)	(0.4)	(231)	(0.9)
Other (expense) income	(18)	(0.1)	9	0.0	5	0.0

Income (Loss) before income taxes	160	0.5	(5,950)	(20.7)	(11,489)	(45.0)
Income tax expense	(36)	(0.1)	(254)	(0.9)	(36)	(0.1)

Net income (loss)	€124	0.4	€(6,204)	(21.6)	€(11,525)	(45.2)

      The following table sets forth, for the periods indicated, our gross margins presented for licenses and services.

	Year Ended June 30,

	2005	2004	2003

	All amounts in
	percentages
License gross margin
(License gross profit as % of license revenues)	95.5	95.8	93.1
Service gross margin
(Service gross profit as % of service revenues)	61.1	54.6	49.4

Years Ended June 30, 2005, 2004 and 2003
      In certain appropriate instances, we compare revenues from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than euro are converted into euro at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2005. For example, if a U.S. entity reporting in dollar sold 1 million dollar of products in each of fiscal year 2005 and 2004, our financial statements would report €0.79 million of revenues in fiscal year 2005 (using 1 dollar = €0.79 which was the average exchange rate in fiscal year 2005) and €0.84 million in revenues in fiscal year 2004 (using 1 dollar = €0.84 which was the average exchange rate in fiscal year 2004). The constant currency presentation would translate the fiscal year 2005 results using the fiscal year 2004 exchange rates and indicate that underlying revenues were flat and not decreasing by €0.05 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP. We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are not measurements of performance under U.S. GAAP.

Total Revenues
      Total revenues were €34.3 million, €28.7 million, and €25.5 million for the years ended June 30, 2005, 2004 and 2003, respectively, representing an increase of 19.7% from fiscal year 2004 to fiscal year 2005 and an increase of 12.4% from fiscal year 2003 to fiscal year 2004. On a constant exchange rate basis between fiscal year 2004 and 2005, total revenues for the year ended June 30, 2005 would have been €35.4 million.
      On a constant exchange rate basis between fiscal year 2004 and 2005, total revenues for the year ended June 30, 2005 would have been €35.4 million. Total revenues for Europe increased 19.8% from fiscal year 2004 to 2005 with no exchange rate impact. The increased sales performance of licenses in England and France along with €0.9 million of incremental maintenance revenue primarily led to the revenue growth in Europe. Total revenues for the Americas increased 26.1% from fiscal year 2004 to 2005, while on a constant exchange rate basis, total Americas revenues increased 34.2%. Despite the negative exchange rate impact, the increased sales performance of licenses along with incremental maintenance revenue primarily led to the revenue growth in Americas. In addition, new business in Mexico provided incremental revenues of approximately €0.7 million. Total revenues for Asia-Pacific decreased by 8.2% from fiscal year 2004 to 2005, while on a constant exchange rate basis, total Asia-Pacific revenues decreased by 4.6%. This decrease mainly resulted to the deferring of license revenues for two large deals (totaling $1.0 million) that were won in India, whose revenue is expected to be recorded in fiscal year 2006.
      On a constant exchange rate basis between fiscal year 2003 and 2004, total revenues for the year ended June 30, 2004 would have been €30.6 million. Total revenues for Europe increased 9.8% from fiscal year 2003 to 2004 with no exchange rate impact. The improvement of sales productivity that resulted from the reorganization of our European-based sales team along with the slight recovery of the service provider space led to the restoration of revenue growth in Europe. Total revenues for the Americas increased 25.6% from fiscal year 2003 to 2004, however on a constant exchange rate basis, total Americas’ revenues increased 42.4%. Although the U.S. dollar continued to devalue against the euro, we have experienced positive results in the Americas region that resulted from significant opportunities that came from newly developed strategic partner relationships, along with the slight recovery of the service provider space. Total revenues for Asia-Pacific decreased by 15.9% from fiscal year 2003 to 2004, while on a constant exchange rate basis, total Asia-Pacific revenues decreased by 6.5%. Despite the turnover of two of the three sales persons in the region during fiscal year 2004, the Asia Pacific region was still able to produce stable, but decreasing revenue results.

License Revenues
      License revenues were €19.0 million, €16.1 million, and €13.2 million for the years ended June 30, 2005, 2004, and 2003, respectively.
      The 18.5% increase in license revenues from fiscal year 2004 to fiscal year 2005 was primarily due to the improved sales productivity in both the Americas and European regions, leveraging our strong Service Provider customer base, along with our ability to capitalize on major innovations of our technical platform, VistaFoundation.
      The 21.3% increase in license revenues from fiscal year 2003 to fiscal year 2004 was primarily due to the improved sales productivity in both the Americas and European regions, the development of new strategic partner relationships primarily in Americas, along with our ability to capitalize on sales opportunities in a relatively new sub-sectors of the service provider market: IP VPN. License arrangements obtained through strategic partners have helped to reduce the sales lifecycle through heightened customer management, creating greater efficiencies and improved execution. On a constant exchange rate basis between fiscal year 2003 and 2004, license revenues for the year ended June 30, 2004 would have been €17.2 million.

Service Revenues
      Service revenues, including maintenance, training, and consulting services, were €15.3 million, €12.6 million, and €12.3 million for the years ended June 30, 2005, 2004, and 2003, respectively.
      The 21.3% increase from fiscal year 2004 to fiscal year 2005 was primarily due to the increase of maintenance revenues of 21.8% that resulted from both the increased install base and strong maintenance renewal rates, along with a combined increase in consulting and training revenues of 19.6%. The increase in consulting revenues resulted from an increase in large service implementations, while the increase in training revenues resulted primarily from training programs for the new VistaFoundation that was released in the beginning of fiscal year 2005.
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

Cost of Revenues
      Cost of revenues were €6.8 million, €6.4 million, and €7.1 million for the years ended June 30, 2005, 2004, and 2003, respectively. Cost of revenues increased between fiscal year 2004 and 2005, which can be attributed to slightly higher average customer service headcount and third party subcontract costs for €0.2 million along with higher third party software license fees of €0.2 million. Cost of revenues decreased between fiscal year 2003 and 2004, which can be attributed to lower average customer service headcount and third party subcontract costs for €0.5 million and less third party product license fees of €0.2 million.

      Cost of license revenues, as a percentage of license revenues, was 4.5%, 4.2%, and 6.9% for the years ended June 30, 2005, 2004, and 2003, respectively. The percentage increase in fiscal year 2005 compared with fiscal year 2004 was primarily due to more revenues from embedded third party software products that carry additional costs. The percentage decrease in fiscal year 2004 compared with fiscal year 2003 was primarily due to lower variable royalty expenses that decreased from a favorable product mix.
      Cost of service revenues, as a percentage of service revenues, was 38.9, 45.4%, and 50.6% for the years ended June 30, 2005, 2004, and 2003 respectively. The percentage decreases were due to an increase in maintenance service revenues, which carry less cost of revenues than consulting and training revenues.

Sales and Marketing Expenses
      Sales and marketing expenses were €15.4 million, €14.8 million, and €16.5 million for the years ended June 30, 2005, 2004, and 2003 respectively. The percentage increase of 4.0% from fiscal year 2004 to fiscal year 2005 can be mainly attributed to personnel costs, along with a favorable foreign currency translation effect of €0.5 million. Personnel costs primarily increased from higher commissions of €0.5 million that resulted from the increase in revenues, along with additional European headcount by €0.2 million and annual salaries increases by approximately €0.4 million. The percentage decrease of 10.4% from fiscal year 2003 to fiscal year 2004 can be attributed to decreased headcount, along with a favorable foreign currency translation effect of €0.9 million. Headcount in selling and marketing as of June 30, 2005, 2004, and 2003 was 72, 68, and 76 employees, respectively.

Research and Development Expenses
      Research and development expenses were €6.7 million, €6.1 million, and €7.0 million for the years ended June 30, 2005, 2004, and 2003, respectively. The percentage increase of 9.4% from fiscal year 2004 to fiscal year 2005 was primarily due to personnel costs from higher headcount. The percentage decrease of 13.6% from fiscal year 2003 to fiscal year 2004 was primarily due to a reduction of technology acquisitions from €1.0 million to €0.0 million in fiscal year 2004. Headcount in research and development as of June 30, 2005, 2004, and 2003 was 62, 56, and 47 employees, respectively.

General and Administrative Expenses
      General and administrative expenses were €5.6 million, €4.3 million, and €5.2 million for the years ended June 30, 2005, 2004, and 2003, respectively. The percentage increase of 28.3% from fiscal year 2004 to fiscal year 2005 were mainly due to higher headcount, such as the nomination of Gad Tobaly to CEO which is classified as a general and administrative expense, along with higher executive bonuses of €0.3 million that resulted from our achievement of fiscal year 2005 objectives. The percentage decrease of 15.9% from fiscal year 2003 to fiscal year 2004 were due to the reduced headcount in administrative positions along with the continued reduction of legal and accounting fees. Headcount in general and administration as of June 30, 2005, 2004, and 2003 was 27, 23, and 23 employees, respectively.

Restructuring Charges
      We did not incur any restructuring charges for the year ended June 30, 2005. During each year ended June 30, 2004 and 2003, we effected a reduction in workforce and adopted an office rationalization plan to re-focus our commercial activities and optimize office space in the U.S. and Germany. As a result of the restructuring plans, we accounted for restructuring charges of €2.5 million and €1.6 million for the years ended June 30, 2004 and 2003, respectively. We do not expect to incur any additional significant restructuring charges in the near or mid-term.

Impairment of Fixed Assets
      During each year ended June 30, 2005, 2004 and 2003, we incurred an impairment of fixed asset charge of €4 thousand, €608 thousand and €150 thousand for the years ended June 30, 2005, 2004 and 2003, respectively. Such charges are primarily related to the restructuring plans that were adopted in 2004 and 2003. We do not expect to incur any significant charges for the impairment of fixed assets in the near or mid-term.

Amortization of Acquired Intangible Assets
      During each year ended June 30, 2005, 2004 and 2003, we incurred an amortization of acquired intangible assets of €0.2 million, €0.4 million and €0.4 million for the years ended June 30, 2005, 2004 and 2003, respectively. Such charges arose from the amortization of intangible assets that we acquired and allocated purchase price value from our TISS acquisition in December 2000. All such intangible assets reached full amortization in fiscal year 2005.

Stock Compensation Expense
      Stock compensation expense totaled €0, €44 thousand, and €38 thousand for the years ended June 30, 2005, 2004, and 2003, respectively. During the year ended June 30, 2004, we incurred stock compensation from the re-measurement of certain stock options whose terms were modified by our board of directors. During the year ended June 30, 2003, we incurred stock compensation charges primarily from the amortization of deferred stock compensation from pre-IPO stock options and warrants. Since September 2000, stock options and warrants have generally been issued at a price equal to the fair market value at the date of grant. In accordance with SFAS 123(R), we will commence accounting for stock-based compensation in our results of operations in fiscal year 2006. We anticipate a charge of approximately €1.1 million for stock compensation in fiscal year 2006 and approximately €0.3 million for our first quarter of fiscal year 2006.

Other Income
      Other income was €0.4 million, €0.5 million, and €1.0 million for the years ended June 30, 2005, 2004, and 2003, respectively. The decreases of 28.3% from fiscal year 2004 to fiscal year 2005 and 47.3% from fiscal year 2003 to fiscal year 2004 were primarily due to lower realized gains on marketable securities.

Income Tax Expense
      We had income tax expense of approximately €36 thousand, €0.3 million, and €36 thousand for the years ended June 30, 2005, 2004, and 2003, respectively. These amounts primarily represented withholding taxes on customer cash receipts, along with the fixed annual minimum income tax payable in various European countries. In addition, during the year ended June 30, 2004, we provided for €0.1 million to cover our estimated potential exposure to pay income taxes as a result of an on-going tax audit as of June 2004. During the year ended June 30, 2005, we reversed the majority of the provision due to the favorable outcome of the then on-going tax audit. We do not expect significant income tax expenses in the near or mid-term.

Impact of Changes in Exchange Rates
      We operate on a multi-national basis and a significant portion of our business is conducted in currencies other than the euro, our financial reporting currency. A significant portion of our revenues and expenses are denominated in U.S. dollars and other non-euro currencies. Fluctuations in the value of the currencies in which we conduct our business relative to the euro have caused and will continue to cause euro-translated amounts to vary from one period to another. Also, currency rate movements on non-euro denominated assets and liabilities, including intercompany accounts, can result in the reporting of transaction gains or losses in our consolidated statement of operations. Foreign currency transaction gains or losses that are related to intercompany balances that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholders’ equity. As of June 30, 2005 and 2004, the unrealized net transaction losses on such long-term intercompany balances amounted to €7,294 thousand and €7,736 thousand, respectively.
      Our net foreign exchange loss recorded in our consolidated statement of operations for the years ended June 30, 2005, 2004, and 2003 was €46 thousand, €0.1 million, and €0.2 million, respectively. These amounts represent both realized and unrealized gains or losses from foreign currency transactions or balance sheet items. Our foreign currency net investments are not hedged by currency borrowings and other hedging instruments. Due to the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future consolidated operating results.

Impact of Inflation
      We believe that inflation has not had a material effect on our consolidated results of operations during each of the three years ended June 30, 2005.

5.8	LIQUIDITY AND CAPITAL RESOURCES
      For the years ended June 30, 2004 and 2003, we recorded certain investments, known as SICAV and FCP, as cash and cash equivalents. These highly liquid investments represent units of ownership in a portfolio of underlying investments that are primarily low risk and that are mostly, but not exclusively short-term (less than 90 days) fixed maturity dates. During fiscal year 2005, we reviewed the nature of these investments and discovered that certain of these SICAV and FCP underlying investments contained equity instruments and investments whose maturity date is greater than 90 days. As a result, we have restated all SICAV and FCP, which were previously recorded in cash and cash equivalents, to short-term marketable securities in the accompanying consolidated financial statements. The restated balance sheet as of June 30, 2004 now reflects cash and cash equivalents totaling €5,070 (previously reported as €26,772) as well as marketable securities totaling €27,606 (previously reported as €5,904). This restatement also resulted in changes in our consolidated statements of cash flows. Since cash and cash equivalents no longer include such investments, the net purchase and sale of SICAVs and FCPs has been presented as operating activities for all periods presented as these investments have been designated as trading securities. The Group has also reclassified certain amounts related to the purchase of intangible assets, amortization of intangibles and changes in deposits and other assets in the consolidated statements of cash flows for the years ended June 30, 2004 and 2003. The restated consolidated statements of cash flows for the years ended June 30, 2004 and 2003 now reflect net cash provided by operating activities of €5,064 (previously reported as cash used by operating activities of €6,468) and €6,351 (previously reported as cash used by operating activities of €7,513), respectively, and net cash used by investing activities of €690 (previously €577) and €1,714 (previously €1,639), respectively. There was no impact on net income (loss) or stockholders’ equity as a result of this restatement. The following discussion has been revised for such restatement.
      As of June 30, 2005 and 2004, we had cash, cash equivalents and marketable securities amounting to €33.7 million and €32.7 million. As of June 30, 2005, cash, cash equivalents, and marketable securities were held in euros, U.S. dollars, British pound and Singapore dollars for an amount equivalent to €29.5 million, €2.2 million, €0.3 million and €1.7 million respectively. As of June 30, 2004, cash and marketable securities were held in euros, U.S. dollars, British pound and Singapore dollars for an amount equivalent to €28.7 million, €3.6 million, €0.3 million and €0.1 million respectively. As of June 30, 2005 and 2004, cash and cash equivalents amounted to €8.8 million and €5.1 million, respectively. We have financed our operations primarily through the sale of equity securities. On July 7, 2000, we completed an Initial Public Offering (“IPO”) of 6,000,000 common shares at the issue price of €12.80 per share. The net proceeds to us of the IPO were €68.7 million, after deduction of expenses of €8.2 million. During the years ended June 2005, 2004, and 2003, proceeds from the exercise of stock options and warrants for the subscription of shares were €0.6 million, €0.3 million, and €23 thousand, respectively. As of June 30, 2005, we have no indebtedness.
      As of June 30, 2005 and 2004, we had working capital, defined as current assets less current liabilities, of €32.0 million and €31.0 million, respectively. For the years ended June 30, 2005 and 2004 we had DSO of 120 and 107 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by annual revenues, which is then multiplied by the number of days in the given year. This rise in our DSO primarily resulted from the rise in our deferred revenues that resulted with invoices included in the account receivable balance that were not recorded in revenues for the year ended June 20, 2005. We expect that we will return to and maintain our normal DSO level below 100 days during fiscal year 2006.

      Net cash provided by operating activities was €4.2 million, €5.1 million, and €6.4 million for the years ended June 30, 2005, 2004, and 2003, respectively. For the year ended June 30, 2005, cash provided from operations was primarily generated from the net sale of marketable securities for €2.7 million, along with the positive net income after non-cash items of €1.5 million. For the year ended June 30, 2004, cash provided from operations was primarily generated from the net sale of marketable securities for €11.4 million, netted by the €3.8 million net loss after non-cash items (of which €2.5 million of cash was spent on restructuring charges) and the increase of accounts receivables for €3.3 million. For the year ended June 30, 2003, cash provided from operations was primarily generated from the net sale of marketable securities for €13.8 million, netted by the decrease of accounts receivable for €2.4 million and the €9.5 million net loss after non-cash items.
      Net cash used in investing activities was €1.1 million, €0.7 million, and €1.7 million for the years ended June 30, 2005, 2004, and 2003, respectively. For the year ended June 30, 2005, investing activities primarily consisted of the €0.7 million capital expenditures of computer software and equipment for system upgrades and to support additional headcount, along with the €0.3 million payment for capitalized licensed technologies, such as Oracle, Ilog, and Ecensity. For the year ended June 30, 2004, investing activities primarily consisted of the €0.1 million purchase of shares in Network Physics and €0.5 million acquisition of computer and office equipment. For the year ended June 30, 2003, investing activities primarily consisted of the €0.9 million purchase of shares in Network Physics, the €0.7 million acquisition of computer and networking equipment, and €0.2 million of capitalized legal expenditures for patents and trademarks.
      Net cash provided (used) by financing activities was €0.5 million, (€4.0 million), and (€3.0 million) for the years ended June 30, 2005, 2004, and 2003, respectively. Net cash provided by financing activities for the year ended June 30, 2005 primarily consisted of proceeds from exercise of stock options. Net cash used by financing activities for the year ended June 30, 2004 primarily consisted of €4.3 million for purchase of treasury stock net of proceeds from issuance of stock options and warrants. Net cash used by financing activities for the year ended June 30, 2003 primarily consisted of the €2.7 million purchase of treasury stock net of proceeds from issuance of treasury stock and the €0.3 million final repayment of the ANVAR cash advance.
      As of June 30, 2005, we had available total net operating loss carry forwards of approximately €45.3 million. Of these net operating loss carry forwards, €24.6 million will expire between the years ended June 30, 2012 and 2025 and €20.7 million have no expiration date. They are subject to review and possible adjustment by the appropriate tax authorities.
      We believe that our current cash balances and the cash flows generated by operations, if any, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or obtain credit facilities. The decision to sell additional equity or debt securities could be made at any time and would likely result in additional dilution to our stockholders. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

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

Revenue recognition
      Our revenue recognition policy is significant because revenue is a key component of our results of operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue; however, certain judgments and estimates affect the application of the revenue policy. Revenue results are difficult to predict and any shortfall in revenues or delay in recognizing revenues could cause operating results to vary significantly from quarter to quarter and could result in future operating losses or reduced net income.
      Our revenue is derived from two primary sources: software license fees and service fees, which include maintenance, consulting and training services. We recognize revenue pursuant to the requirement of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”.
      Revenues from sales of licenses to end-user clients are generally recognized when (1) we enter into a legally binding arrangement with an end user client, (2) we deliver the software (assuming no significant remaining obligations exist), (3) collection of the resulting receivable is probable and (4) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. We recognize reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which we receive either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. We recognize license revenues from OEM either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.
      Our software licenses generally do not include acceptance provisions. If a license agreement includes an acceptance provision and an uncertainty exists about customer acceptance, we do not recognize revenue until the earlier of the receipt of a written customer acceptance or the expiration of the acceptance period.
      Our software license arrangements generally include maintenance services for an initial period, typically 12 months. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels the maintenance agreement. Payments for maintenance fees are generally made in advance and are non-refundable. We recognize revenues from maintenance services ratably over the contractual maintenance term.
      Many of our software arrangements include consulting, training and other support services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis. If payment of consulting services is based upon acceptance, consulting revenues are recognized upon completion and receipt of customer’s written acceptance. If an arrangement does not qualify for separate accounting of the software license and consulting services, then software license revenue is generally recognized together with the consulting services using either the percentage of completion or completed contract method. Revenue from training and other support services is recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between resellers and us. End-users either enter into a service contract directly with the Group or with a reseller. The Group accounts for the reimbursement of “out-of-pocket” expenses as service revenues, as these costs are incurred.
      Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on services are generally allocated from the delivered license portion of the fee to the undelivered service portion. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.

Trade receivables
      We make judgments regarding our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. In determining these provisions, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our future results of operations could be materially affected.
      Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.

Foreign currency translation
      The euro is our reporting currency and a significant portion of our operations is conducted outside of the euro zone. Revenues and expenses that are translated from these non-euro zone entities may be positively or negatively impacted from significant fluctuations in their respective currencies.
      In addition, a significant amount of intercompany activity between our parent company and U.S. and Singaporean subsidiaries are respectively denominated in U.S. dollars and in Singaporean dollars. Significant fluctuations between the euro and these non-euro currencies may lead to unpredictable transaction gains or losses in our consolidated statement of income or comprehensive income. Since February 2001, we have considered a large majority of intercompany loans or investments to be long term in nature because we believe that they will not be recovered in the foreseeable future. If our U.S. or Singaporean subsidiaries generate or start to generate enough cash to pay down such balances, our future results of operations could be materially affected.
      Generally, the functional currency of our entities is the applicable local currencies in accordance with Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation”, while our reporting currency is the euro.
      All assets and liabilities of our entities with functional currencies other than euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) stockholder’s equity accounts at historical exchange rates. Translation gains or losses are recorded in cumulative translation adjustment as a separate component of stockholders’ equity. Generally, realized and unrealized transaction gains or losses are reflected in other income (expense).
      Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholder’s equity. As of June 30, 2005 and 2004, the unrealized net transaction losses amounted to €(7,294) and €(7,736), respectively.

Impairment of Long Lived Assets
      We evaluate long-lived assets (primarily intangibles and fixed assets along with investments in equity securities) for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset or other valuations methods. Future impairment evaluations could result in impairment charges, which would result in an expense in the period of impairment and a reduction in the carrying value of these assets.
      Long-lived assets and identifiable intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future undiscounted cash flows is compared to the asset’s carrying value to determine if impairment exists pursuant the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.” If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the assets’ carrying value over the fair value.

Income taxes
      Determining the consolidated provision for income tax expense, income tax liabilities and deferred tax assets and liabilities involves judgment. As a global company, we calculate and provide for income taxes in each of the tax jurisdictions in which we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual income before taxes can affect the overall effective tax rate.
      We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. A full valuation allowance against net deferred tax assets is maintained because of an inconsistent history of taxable income or consistent history of tax loss in certain jurisdictions. If we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.
      No taxes have been provided on undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including material changes in estimates of cash, working capital and long-term investment requirements necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective tax rate.
      As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe our tax positions comply with applicable tax law and that we have adequately provided for any known tax contingencies.
      We account for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are computed based on the difference between the financial and income tax bases of assets and liabilities using currently enacted applicable tax rates. SFAS 109 requires that the deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred income taxes relating to translation adjustments are allocated to other comprehensive income (loss).

5.10	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
      The implementation of IFRS is mandatory for each fiscal year starting on or after January 1, 2005, for all publicly traded companies governed by the law of a Member State of the European Union. We currently report our results in French and U.S. GAAP to the French and American financial markets, respectively. The implementation of IFRS will replace our French GAAP consolidated financial reporting in fiscal year 2006. With regards to our reporting to the American market, we currently intend to continue to report in U.S. GAAP, but may elect to apply IFRS and provide a reconciliation between U.S. GAAP and IFRS.

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

Forward Looking Discussion of Available Trend Information
      The statements below are part of a forward-looking discussion on available trend information based on our current knowledge and beliefs. Actual results may differ significantly from those indicated below for the reasons set forth above under the captions “Forward Looking Statements” and “Risk Factors”:
      On July 25, 2005, we announced our results for the fourth quarter and fiscal year 2005 noting that we are confident that our positive momentum will continue into the new fiscal year and we anticipate growth of approximately 20% for fiscal year 2006. We also noted that for the first quarter, despite traditional unfavorable seasonality, particularly in Europe, we expect total revenues of between €8.7 million and €9.2 million, a revenue growth of about 20% over the same period last year. In accordance with SFAS 123(R), we will commence accounting for stock based compensation in its results of operations in fiscal year 2006. We anticipate a charge of approximately €1.1 million for stock compensation in fiscal year 2006 and approximately €0.3 million for its first quarter. As such, we expect a negative net results for the first quarter but positive net income for the entire fiscal year.
      On September 21, 2005, we conducted a SFAF meeting, during which we communicated various published opinions on future of our addressable market. In January 2005, the OSS Observer estimated that Service Management will grow from $260 million in 2005 to $630 million in 2009, which represents a compound annual growth rate of 24%. It also estimated that Performance Monitoring will grow from $611 million in 2005 to $747 million in 2009.

5.12	CONTRACTUAL OBLIGATIONS
      The following table represents our contractual obligations as of June 30, 2005:

	Payments Due by Period

		Less than	1 to 3		More than
	Total	1 Year	Years	3 to 5 Years	5 Years

	(In thousands)
Long-term debt obligations	€—	€—	€—	€—	€—
Capital finance lease obligations	—	—	—	—	—
Operating lease obligations	4,311	1,381	2,925	5	—
Purchase obligations	916	916	—	—	—

	€5,227	€2,297	€2,925	€5	€—

      We do not have any off-balance sheet arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
      In accordance with French law governing a société anonyme, our affairs are managed by our board of directors, which determines our strategy and oversees our implementation, along with our Chairman (Président du Conseil d’administration). Our articles of association (statuts) grant the CEO full executive authority to manage our affairs, subject to prior authorization of the board of directors or the general shareholders’ meeting for certain decisions designated by law. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the “Law of May 15, 2001”), gives the board of directors the right to elect one person to assume the position of Chairman and CEO or to split these functions between two different persons (the Chairman of the board and another natural person bearing the title of CEO or “Directeur Général”). Our statuts were modified at our general shareholders’ meeting on December 13, 2001, to provide for such a choice. (See “Item 10.2.2 General Shareholders’ Meeting”). The board of directors has decided to split these two functions on July 21, 2004, which are currently performed respectively by Alain Tingaud as Chairman of the board and Gad Tobaly as CEO.

6.1	BOARD OF DIRECTORS
      Currently, the board of directors consists of eight members of which five are considered independent (i.e. with no relation of whatsoever nature between us or our management, which may influence their judgment. This is in accordance to the definition proposed as by the French Rapport Bouton dated September 23, 2002, which provides for recommendations on corporate governance). Our statuts currently provide that our board of directors shall consist of between three and eighteen members elected by a general shareholders’ meeting. Each director must own at least one of our shares. Our statuts provide that each director is elected for a term of one year, which may be renewed. Our board of directors has met ten times during the course of fiscal year 2005. Our directors’ attendance rate to the ten board meetings held during the course of fiscal year 2005 was 97.14%. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of the senior management team. None of our directors were appointed by our employees who are also shareholders and there are no advisors within the board of directors.
      The board of directors intends to adopt internal regulations which would, among other things, provide for measures aimed at evaluating the board of directors’ performance. During fiscal year 2005, the board of directors adopted a Code of Conduct and a supplemental Code of Conduct, in order to publish the policies and rules that apply to the Group, our board of directors, officers and employees.
      We conform with the corporate governance recommendations proposed by the Bouton’s and Viénot’s reports.
      The board of directors cannot increase the number of members of the board. Only the shareholders, acting pursuant to a simple majority, can do so. Under French law, a director may be an individual or a legal entity, but the Chairman and/or the CEO must be individual(s). The board of directors elects the Chairman and/or CEO. Directors are elected by the shareholders and serve until the expiry of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the board of directors may fill vacancies on the board of directors, pending the next general shareholders’ meeting, however, the board of directors has the power to appoint and remove the Chairman of the board at any time.
      In consideration of their services on the board, directors are entitled to receive jetons de présence (directors’ fees). The total annual amount of jetons de présence is fixed by the general shareholders’ meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. If he or she does vote, the decision is void. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest. In April 2001, the compensation committee and the board of directors discussed and adopted rules determining the directors’ fees allocation. These rules are updated from time to time. They currently provide for a fixed and a variable remuneration to be allocated to directors according to their regular attendance to board meetings and active participation in one or several committees.
      The Chairman and/or CEO are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders’ meeting. The board of directors determines this additional remuneration and in this case, the Chairman and/or CEO can vote on a resolution concerning his or her remuneration.

      Under French law, the board of directors presents the year-end accounts to the shareholders and convenes general shareholders’ meetings. In addition, the board of directors reviews and monitors our economic, financial and technical strategies.
      French law and our statuts permit the board of directors to appoint up to five persons to whom the board of directors may delegate general or specific powers (“Directeurs Généraux Délégués”). The CEO proposes the Directeurs Généraux Délégués and the board of directors determines their specific management powers and responsibilities. Under French law and our statuts, a Directeur Général Délégué has broad powers like the CEO, to represent and bind us in dealing with third parties. The Directeur Général Délégué may be removed by the board of directors at any time upon the proposal of the CEO. The Directeur Général Délégué may be held individually responsible for his/her actions if they are deemed contrary to our interests. Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001.
      Meetings of the board of directors, which are held as often as required in the corporate interest, are normally convened by the Chairman. According to our statuts, directors who take part in a meeting of the board by means of a videoconference are deemed to be present, for calculating the quorum and the majority, except for certain decisions specified by law. According to French company law and our statuts, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request that the Chairman convene the board of directors regarding matters listed on the agenda for the meeting. According to our statuts, a quorum consists of one-half of the members of the board of directors (with a minimum of two members) and decisions are taken by a vote of the majority of the members present, deemed to be present or represented by other members of the board of directors. A director may give a proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. A director may not vote for an arrangement or contract in which he or she is materially interested. If he or she does vote, the decision is void.
      We understand that our independent non-executive members have met outside the presence of management directors from time to time in the past, but are not aware of any plans to regularly schedule such meetings in the future. French law rules do not provide for such an obligation and thus we do not comply with Nasdaq Marketplace Rule 4350(c)(2) requiring regularly scheduled meeting with only independent directors.
      Under French law and our statuts, our board of directors must give prior authorization for any security, pledge or guarantee by us. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, this security, pledge or guarantee shall have no effect to us.
      The (French Commercial Code) Code de commerce strictly forbids loans by a company to its directors. No company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to specified executive officers (Directeur Général and Directeurs Généraux Délégués), permanent representatives of companies on the board of directors, spouses or heirs of such persons and other intermediaries.
      The Code de commerce requires directors, Directeur Général, one of its Directeurs Généraux Délégués, one of our shareholders having a fraction of the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering either directly or indirectly, personally or through an intermediary, entering into an agreement with the company, to inform the company’s board of directors as well as its independent auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general shareholders’ meeting for approval once entered into, upon presentation of a special report from the independent’s auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at our request or any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board except when they are not significant for any parties because of their purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board and to the independent auditors.
      Moreover, for listed companies, the commitment taken for the benefit of their chairmen, chief executive officers or Directeur Généraux Délégués, by the company itself or by any controlling company or who controls it and corresponding to the elements of remuneration, indemnity or entitled benefits or benefits entitled due to the sale or change of these responsibilities, or subsequently to this, are also subject to the regulated agreements procedure described above.
      Under French law, directors are liable for violations of French legal or regulatory requirements applicable to sociétés anonymes, violation of our statuts or mismanagement. A director may be held liable for such actions both individually and jointly with the other directors.
      Our statuts determine the retirement age of our directors. Our board of directors may not have more than a third of its members who exceed the age of 75. If this limit is reached, the oldest director is deemed to have resigned during the next general shareholders’ meeting following his or her 75th birthday. If a Directeur Général or a Directeur Général Délégué reaches the age of 70, he or she is deemed to have resigned during the next board of directors’ meeting following his or her 70th birthday.

      The table below sets forth, as of September 20, 2005, the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in the table below.

						Other Mandates
			Term	Current Title		Expired During
Name	Date of First		Expiry	with	Main Occupation	the Last	Other Positions
(Year of birth)	Appointment		Date(1)	InfoVista	Outside InfoVista	Five Years	or Employment

Alain Tingaud (1954)	1995		Dec. 2005	Chairman and Director		Director of Mediapps S.A., Château- On-Line S.A., Clariteam S.A.	Director of InfoVista Corporation, UK Ltd and InfoVista (Asia-Pacific) Pte Ltd Director of SUA-LG SA, RCME SA, MANEOS ltd, RealViz S.A., Ecensity Corp.
Jean-Paul Bernardini (1962)	1998		Dec. 2005	Director	Partner, Natexis Investissement		Chairman of Financière CBM
Guy Dubois (1954)	2003		Dec. 2005	Director	President and CEO at Cramer
Herbert May (1949)	2000		Dec. 2005	Director	Management Consultant in Strategy, Marketing, Multimedia Telecommunications, and Information Technology		Director of In-Fusio, Versant, Gate5, Netlinx and o3sis
Philippe Ozanian (1963)	2004		Dec. 2005	Director and CFO			Director of InfoVista UK Ltd, InfoVista BNL, InfoVista GmbH, and InfoVista (Asia- Pacific) Pte Ltd.
Hubert Tardieu (1945)	1998		Dec. 2005	Director	Executive Vice- President Consulting & Systems Integration at Atos Origin
Gad Tobaly (1963)	2004		Dec. 2005	Director and CEO
Philippe Vassor (1953)	2005	(2)	Dec. 2005	Director	Chairman of Baignas SAS	Chairman of the Deloitte Group in France	Director of Groupama S.A.

(1)	Extension of the terms of office of the directors will be proposed during the next general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2005.

(2)	Mr. Vassor has been appointed by the board of directors on July 21, 2005, to replace Peter Waal, who had resigned on June 30, 2005. The appointment of Mr. Vassor and the renewal of his mandate will be submitted to the approval of the shareholders at the annual shareholders’ meeting to be held on December 2005.

Directors Business Activities
      Alain Tingaud has served as Chairman since 1995 (this mandate was renewed by the board of directors on December 15, 2003). He has also served as CEO from 1995 to July 21, 2004. Since 1998, he has substantially devoted all his professional time to our business. From 1991 to 1995, Mr. Tingaud was the Founder, Chairman and CEO of ARCHE Communications, which has been a subsidiary of Siemens since 1995. From 1995 to 1998, Mr. Tingaud held various other positions within the Siemens group, including Chairman and CEO of Groupe Siemens Nixdorf France S.A. (1997-1998) and of Siemens Business Service France S.A. (1996-1998). From 1987 to 1991, Mr. Tingaud held various positions at 3Com, including Vice-President of 3Com Southern Europe and Vice-President of Strategy & Business Development. Mr. Tingaud created Alain Tingaud Innovations EURL and that company is a director of RCME S.A., SUA-LG S.A., Maneos Ltd, RealViz S.A. and Ecensity Corp. Mr. Tingaud is also a director of InfoVista Corporation, InfoVista UK, and InfoVista (Asia-Pacific) Pte Ltd. Mr. Tingaud holds a diploma in Technology from the University of Poitiers.
      Mr. Tingaud may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.
      Jean-Paul Bernardini has served within the Private Equity sector for the past 15 years. Until recently, he was a partner at PAI, one of Europe’s largest players in the sector. During his term at PAI, he successfully managed the minority investments within sectors as diversified as transportation, construction, computer services, software, telecommunication, electronics and electric equipment. He is currently a partner at Natexis Investissement, and chairman of Financière CBM.
      Mr. Bernardini can be contacted at 9, boulevard du chateau, 92200 Neuilly sur Seine, France.
      Guy Dubois is President and CEO at Cramer.
      Mr. Dubois may be contacted at 8, rue Dupont des Loges 75007 Paris, France.
      Herbert May is a management consultant and investor. He specializes in strategy, sales, multimedia, telecommunications, and information technology. He is a director of In-Fusio, Versant, Gate5, Netlinx and o3sis.
      Mr. May may be contacted at Management Beratungs und Beteiligungs-GmbH, Dorotheenstr. 37, D-10117 Berlin, Germany.
      Philippe Ozanian is Chief Financial Officer and Directeur Général Délégué at InfoVista. See Mr. Ozanian’s biography in Item 6.2
      Hubert Tardieu is Executive Vice-President Consulting & Systems Integration at Atos Origin.
      Mr. Tardieu may be contacted at Atos Origin, Tour Horizon, 64 rue du 8 mai 1945, 92025 Nanterre Cedex, France.
      Gad Tobaly is Chief Executive Officer (Directeur Général) at InfoVista. See Mr. Tobaly’s biography in Item 6.2
      Philippe Vassor is Chairman of Baignas SAS.
      Mr. Vassor may be contacted at 56 boulevard Maillot, 92200 Neuilly sur Seine, France.
      To our knowledge there is no family relationship between our directors and executive officers (mandataires sociaux) (consisting of members of the board of directors and deputy executive officers). There are no potential conflicts of interest with regards to the directors and officers responsibilities to us and their private interests and/or other responsibilities.

      Furthemore, to our knowledge, none of the directors and officers has been:

•	convicted of fraud in the past five years;

•	declared bankrupt, had their property impounded or liquidated in the past five years; or

•	the subject of an official accusation and/or penalty delivered by legal or regulatory authorities in the past five years.
      In addition, to our knowledge, in the past five years, none of the directors and officers has been prohibited by a tribunal from becoming a member of an administrative, management or supervisory body of a company, or from being involved in the management or direction of the affairs of such a company.
      As of the date of the present document, none of the directors and officers is party to a service contract with us or one of our subsidiaries conferring any benefit.

6.2	EXECUTIVE OFFICERS
      The table below shows, as of September 20, 2005, the name and year of birth of each of our executive officers (Executive Committee members) and their responsibilities at our company.

	Initially
Name (Year of Birth)	Appointed	Current Position with InfoVista

Gad Tobaly (1963)	2004	Directeur Général Chief Executive Officer
Philippe Ozanian (1963)	2000	Directeur Général Délégué Chief Financial Officer Executive Vice-President
Manuel Stopnicki (1963)	1995	Chief Technical Officer Executive Vice-President
      As of September 20, 2005, no family relationships existed between any of the persons listed in this table. In addition, none of our company’s material assets were employed by any of our executive officers, directly or indirectly.

Executive Officers’ Biographies
      Gad Tobaly was appointed Directeur Général by the board of directors on July 21, 2004. Prior to this appointment, Mr. Tobaly served as Chief Operations Officer. Prior to joining InfoVista in January 2004, Mr. Tobaly was Senior Vice President & General Manager at Computer Associates from 1999 to 2003. Mr. Tobaly joined Computer Associates in the U.S. upon the acquisition of Platinum Technology, Inc, of which he was CEO for France from 1996 to 1999. Mr. Tobaly earned mathematics and physics degrees from the Paris Jussieu University and has a Masters degree in management information systems from Paris-Dauphine University.
      Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001 (this mandate was renewed by the board of directors on December 15, 2003) and serves as CFO and Executive Vice-President. Prior to joining InfoVista S.A. in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in law, a Masters in Management and further postgraduate studies in law and management. Mr. Ozanian is a director of InfoVista Corporation, InfoVista (Asia-Pacific) Pte Ltd, InfoVista BNL, InfoVista GmbH, and InfoVista UK Ltd.
      Manuel Stopnicki has served as Chief Technology Officer and Executive Vice-President since June 1995. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987-1995), the software service company that was the predecessor company to InfoVista S.A. Mr. Stopnicki is a graduate of Ecole Supérieure d’Informatique in Paris with a Masters in Engineering and Computer Science.

      All of our executive officers may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.

6.3	CORPORATE GOVERNANCE
      On January 11, 1999, we established three committees of the board of directors.
      As a French company, we have not established a nominating committee and therefore do not comply with Nasdaq Marketplace Rule 4350(c)(4)(B). French rules provide that the appointment of directors must be approved by the shareholders in the course of the general meeting, generally upon proposal of the board of directors, and do not oblige French companies to establish a nominating committee recommending potential directors.

6.3.1 Audit Committee
      The board of directors has an audit committee, which meets at least four times a year, comprised of Messrs. Bernardini and Vassor, whom we consider to be independent board directors. This committee is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The audit committee established by the board of directors is in compliance with generally accepted business practices in France. Thus, on September 7, 2000, we were granted a permanent exemption from Nasdaq’s Independent Director and Audit Committee requirements.
      During the year ended June 30, 2005, the audit committee met five times and its two members attended all meetings. Over the same period, the committee’s main activities consisted of advising and assisting the board of directors with the monitoring of:

•	Annual, semi-annual, and quarterly reporting of our statutory and consolidated accounts;

•	Independent statutory auditors’ reports;

•	Financial audit results of our independent auditors;

•	Evaluation of management’s implementation of accounting methods and policies;

•	Internal control procedures and analysis of financial risks; and

•	Any other associated accounting or finance subjects or topics;
      In addition to the audit committee’s contact with management, our audit committee freely meets with our directors of finance and independent statutory auditors, in and outside the presence of our mandataires sociaux (directors and executive officers) and other senior managers.
      The audit committee includes two financial experts, Messrs. Bernardini and Vassor, as defined in “Item 16A — Audit Committee Financial Expert”. Messrs. Bernardini and Vassor are considered to be independent board directors.
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

      During the year ended June 30, 2005, the members of the compensation committee had five meetings, with a 100% attendance rate. The mission of the compensation committee primarily consists of examining, verifying and/or proposing mainly the following:

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

6.3.3 Investment Committee
      The board of directors has an investment committee, comprised of Messrs. Dubois, May, and Tardieu, whom we consider to be independent board directors, which is responsible for defining general investment priorities, including potential acquisitions, our goals for return on equity, and financial oversight procedures.
      The investment committee meets on an “as-needed” basis. During the year ended June 30, 2005, the investment committee did not conduct any meetings.
      The investment committee adopted a charter defining its role, responsibilities and rules of organization. This charter was approved by the committee and the board of directors on July 21, 2004.

6.4	(RESERVED)

6.5	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS (“MANDATAIRES SOCIAUX”)
      During the year ended June 30, 2005, the board of directors have not received any benefits in kind but have received fees relating to services rendered during fiscal years 2005 and 2004, within the limits specified by the shareholders during the general shareholders’ meeting held on December 13, 2001. At the general shareholders’ meeting held on December 13, 2001, the shareholders approved jetons de presence of €150,000 as the amount that may be allocated to the directors for the year ended June 30, 2002 and for every fiscal year thereafter until a contrary decision of the shareholders is made, and granted the board of directors full authority to allocate these fees between directors, in full or in part, in accordance with the terms to be established by the board of directors.
      During the year ended June 30, 2005, the fees paid to non-executive directors for services rendered during the year ended June 30, 2004 amounted to €15,000. The fees paid to non-executive directors for services rendered during the year ended June 30, 2005 amounted to €75,938 (€60,938 paid during the year ended June 30, 2005 for services rendered during the first three quarters of that fiscal year and €15,000 paid during the fiscal year 2005 for services rendered during the last quarter of the year ended June 30, 2004).

      The table below sets out the compensation and benefits paid to the mandataires sociaux during fiscal year 2005, and the directors’ fees paid during fiscal year 2005 for service rendered during fiscal year 2005 and fiscal year 2004.

			Fees Paid for	Fees Paid for
	Gross Compensation		Services Rendered	Services Rendered
	(Including Variable		During Fiscal	During Fiscal
	Component)	Other Benefits	Year 2005	Year 2004	Total Payments

Alain Tingaud	€333,570 (124,318)	€23,170	€—	€—	€356,740
Gad Tobaly	437,274 (221,558)	19,258	—	—	456,532
Philippe Ozanian	300,809 (81,945)	87,968	—	—	388,777
Jean-Paul Bernardini	—	—	13,409		13,409
Herbert May	—	—	13,267	4,267	17,534
Guy Dubois	—	—	10,588	3,516	14,104
Hubert Tardieu	—	—	10,588	3,767	14,355
Peter Waal	—	—	13,086	3,450	16,536

Total	€1,071,653 (427,821)	€130,396	€60,938	€15,000	€1,277,987

      The aggregate amount of gross compensation that we paid to our executive officers as a group (3 persons in all as of June 30, 2005, including 2 persons who are also our directors), for services in all capacities during the year ended June 30, 2005 was €904,571. Part of this amount was in the form of performance-related bonuses paid to our executive officers, the calculation of which is based on revenues. The compensation of our executive officers and key personnel is proposed or reviewed by the compensation committee of the board of directors. See “Item 6.3.2. Corporate Governance — Compensation Committee” above.
      We have not recorded any specific provision for the payment of pensions, or other retirement benefits payable to our directors or executive officers.
      There are currently two employment contracts between two of our directors and us that provide for benefits upon termination of their employment. The details of these contracts are as follows:
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
      In addition, Messrs. Tobaly and Ozanian are entitled to receive specific compensation and benefits in the event of a change in control. In such event, a payment equal to three months salary shall respectively be paid to Mr. Tobaly and Mr. Ozanian, as well as a 12 month acceleration of any unvested stock option or warrants. In addition, in such event, if either employment contract is terminated for any reason other than for cause or if they resign on the basis of a change in their position or responsibilities, they may benefit from a full acceleration of any unvested stock option or warrants, along with 12 months of compensation and paid insurance benefits.

      The following table sets out the holdings of shares, stock options and warrants by directors and executive officers as of September 20, 2005.

					Shares (Directly
	Options(1)		Warrants(1)		or Indirectly)

Alain Tingaud	130,755		25,000		1,235,053
Jean-Paul Bernardini	0		50,000		1
Guy Dubois	0		25,000		1
Herbert May	0		50,000		1
Philippe Ozanian	312,477		0		533
Hubert Tardieu	0		50,000		1,250
Gad Tobaly	750,000		0		1
Philippe Vassor	0		0		200
Manuel Stopnicki	262,091		0		0

Total	1,455,323	(2)	200,000	(3)	1,237,040

(1)	Number of issuable or existing shares.

(2)	The exercise price of these stock options varies between €1.52 and €5.11. They will expire between April 9, 2007 and August 8, 2015.

(3)	The exercise price of these warrants varies between €1.52 and €4.31. They will expire between February 6, 2007 and February 9, 2008.
      During year ended June 30, 2005, the board of directors granted a total of 275,000 stock options giving right to subscribe for or acquire the same number of shares to three mandataires sociaux as follows:

	Total Number of Stock Options Granted
	During Fiscal Year 2005
Name of the			Exercise Price	Expiration Date of
Mandataire Social	Total	Per Date of Grant	per Share	the Stock Options

Gad Tobaly	200,000	120,000 (Board Aug. 17, 2004)	€3.42	Aug. 17, 2012
		80,000 (Board Aug. 17, 2004)		Aug. 17, 2014

Philippe Ozanian	75,000	75,000 (Board Aug. 17, 2004)	€3.42	Aug. 17, 2014

      The table below indicates the information, which relates to the ten employees who were granted the greatest number of stock options during year ended June 30, 2005:

	Total Number of Stock Options Granted
	During Fiscal Year 2005
			Exercise Price	Expiration Date of
Name of the 10 Employees	Total	per Date of Grant	per Share	the Stock Options

Jean-Luc Valente	140,000	140,000 (Board 09/12/2004)	€4.35	09/12/2014

Manuel Stopnicki	50,000	50,000 (Board 17/08/2004)	€3.42	17/08/2014

Joe Quigg	50,000	50,000 (Board 17/08/2004)	€3.92	17/08/2014

Roland Rodriguez	40,000	40,000 (Board 17/08/2004)	€3.92	17/08/2014

Steven Seah	25,000	25,000 (Board 30/05/2005)	€4.43	30/05/2015

Marc Acosta	25,000	25,000 (Board 17/08/2004)	€3.92	17/08/2014

Ralf Boeing	20,000	20,000 (Board 30/05/2005)	€4.43	30/05/2015

Jack Allen	20,000	20,000 (Board 17/08/2004)	€3.42	17/08/2012

Andrew Lupu	20,000	20,000 (Board 30/05/2005)	€4.35	30/05/2015

Santiago Salvador	16,000	4,000 (Board 17/08/2004)	€3.42	17/08/2012
		12,000 (Board 09/12/2004)	€4.35	09/12/2014

      The table below indicates the information which relates to the ten employees who exercised the greatest number of stock options during the year ended June 30, 2005:

	Total Number of Options Exercised
	During Fiscal Year 2005
			Exercise Price
Name of the 10 Employees	Total	per Date of Grant	(in Euros)

Joseph McStravick(1)	100,000	100,000 (Board 09/04/1999)	1.77

Eric Braun	25,000	25,000 (Board 13/05/2002)	2.80

Joe Bergera	30,000	22,500 (Board 13/05/2002)	2.80
		7,500 (Board 10/02/2003)	1.52

Jason Ho Cheong Chee	23,500	23,500 (Board 13/05/2002)	2.80

Xavier Lefaucheux	21,900	15,000 (Board 09/04/1999)	1.77
		900 (Board 13/05/2002)	2.80
		5,000 (Board 08/08/2002)	1.84
		1,000 (Board 19/08/2003)	2.15

Jack Allen	12,500	12,500 (Board 10/02/2003)	1.52

Franck Lespayandel	7,800	6,000 (Board 13/05/2002)	2.80
		1,800 (Board 08/08/2002)	1.84

Michael Johnson	7,500	3,750 (Board 09/04/1999)	1.77
		3,750 (Board 09/07/1999)	1.77

Christopher Craig	7,500	7,500 (Board 13/05/2002)	2.80

Matthew Zwerlein	5,000	5,000 (Board 26/09/2001)	2.44

Patrick Villeneuve	5,000	2,500 (Board 09/04/1999)	1.77
		2,500 (Board 09/07/1999)	1.77

TOTAL	245,700

(1)	Joseph McStravick is a former employee whose employment was terminated in fiscal year 2002. The board of directors held on July 23, 2002 modified the expiration term of his options.

6.6	OPTIONS AND WARRANTS TO SUBSCRIBE/ PURCHASE OUR SECURITIES

6.6.1 Options giving the right to subscribe for new shares
      We currently have three stock option plans giving the right to subscribe for new shares. The following discussion has been adjusted to reflect the 1:2 reverse stock split approved by our shareholders on May 25, 2000.

Authorization information
      French law requires that an extraordinary shareholders’ meeting be convened for the shareholders to authorize the grant of stock options, with a two-thirds majority vote. The authorization includes amongst other things the number of issuable shares and the conditions of exercise price determination. The shareholders may delegate power to the board of directors to fix the terms and conditions of the plan and to grant the options. The authority is given for a limited period of time. Our shareholders have delegated to the board of directors the authority to grant options, in all circumstances, giving the right to subscribe for our shares to employees and executive officers, for specified periods of time.
      The following table sets forth the key dates and figures relating to the authorization of our stock option plans currently in force and the number of issuable shares authorized.

			Number of
	Date of Shareholders	Date of Expiry of	Issuable Shares
Name of Plan	Authorization	Authorization	Authorized(1)

1999 Plan(2)	April 9, 1999	April 9, 2004	1,126,000
2000 Plan(2)	December 9, 1999 May 11, 2000	December 9, 2004 December 9, 2004	250,000 500,000
2001 Plan(3)	December 18, 2000	December 18, 2005	2,000,000

(1)	When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.

(2)	The authorizations to grant options for Plans 1999 and 2000 have expired but options granted before the expiration of the authorization are still exercisable.

(3)	The 2001 Plan as modified was ratified by the general shareholders’ meeting of December 13, 2001.

Vesting information
      Under each Plan (1999, 2000 and 2001 Plans), each year after the date of grant, the holder may exercise 25% of the total number of stock options held. Under all the other plans, the vesting rules are generally that the holder may exercise 25% of the options after the first anniversary of the date of grant, 50% after the second anniversary of the date of grant, 75% after the thirtieth month (2 1/2 years) of the date of grant and 100% after the third anniversary of the date of grant. Under all the plans, the board of directors has the right to vary these dates and percentages either at the date of grant or at any time thereafter with the consent of the stock option holder.

Grant information
      The following table sets out the key dates and figures relating to the grant of stock options as of September 20, 2005 (as adjusted for the reverse stock split of May 25, 2000).

	Period During Which Stock	Exercise Price
	Option-Holder May	per Stock	No. of
Grant Dates	Exercise Stock Options	Option in €(1)	Issuable Shares

1999 Plan
April 9, 1999	April 2000 - April 2007	1.77	268,662
July 9, 1999	July 2000 - July 2007	1.77	50,250
October 28, 1999	October 2000 - October 2007	3.05	60,688

	Period During Which Stock	Exercise Price
	Option-Holder May	per Stock	No. of
Grant Dates	Exercise Stock Options	Option in €(1)	Issuable Shares

January 28, 2000	January 2001 - January 2008	4.88	41,750
March 31, 2000	March 2001 - March 2008	12.20	5,000
August 19, 2003	August 19, 2004 - August 19, 2011	2.15	106,250
February 16, 2004	February 2005 - February 2012	3.94	4,500

Totals per plan			537,100

2000 Plan
January 28, 2000	January 2001 - January 2008	4.88	27,875
March 10, 2000	March 2001 - March 2008	12.20	31,000
March 31, 2000	March 2001 - March 2008	12.20	5,500
October 19, 2000(2)	October 2001 - October 2008	38.50	1,000
February 10, 2003	February 2004 - February 2011	1.52	100,000
August 19, 2003	August 2004(7) - August 2011	2.15	298,858
August 17, 2004	August 2005 - August 2012	3.42	205,500

Totals per plan			669,733

2001 Plan
January 24, 2001(3)	January 2002 - January 2011	31.00	14,000
April 23, 2001(4)	April 2002 - April 2011	10.83	23,100
June 20, 2001(5)	June 2002 - June 2011	8.14	31,150
September 26, 2001	September 2002 - September 2011	2.44	3,600
December 13, 2001	December 2002 - December 2012	4.26	11,200
May 13, 2002(6)	September 2001 - May 2012	2.80	480,330
August 8, 2002	August 2003 - August 2012	1.84	270,200
February 10, 2003	February 2004 - February 2013	1.52	100,150
February 16, 2004	February 2005 - February 2014	3.94	430,000
June 2, 2004	June 2005 - June 2014	3.76	60,000
August 17, 2004	August 2005 - August 2014	3.42	243,100
May 30, 2005	May 2006 - May 2015	4.43	12,500
August 8, 2005	August 2006 - August 2015	5.11	7,000
September 9, 2005	September 2006 - September 2015	5.00	15,500

Totals per plan			1,701,830

(1)	All amounts have been converted from French francs to euro at the official conversion rate of €1.00 = FF 6.55957, unless the exercise price was fixed in both euros and francs.

(2)	Options giving right to subscribe to 34,750 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(3)	Options giving right to subscribe to 569,515 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(4)	Options giving right to subscribe to 143,500 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(5)	Options giving right to subscribe to 32,000 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(6)	Out of the 1,092,665 stock options granted on this date, 884,365 are re-granted stock options and may already be exercised by their holders since the time limits for exercise which apply to the reissued stock options is identical to that for those which were surrendered.

(7)	249,358 of these stock options were granted to seven employees with a modification to the Plan vesting period. The stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach break even point (“adjusted net profit”), or under the terms of the 2000 Plan. As of September 20, 2005, all those stock options are fully vested.
      Under French law, we cannot grant stock options to members of the board of directors (other than the Chairman and/or CEO or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 1999 Plan and the 2000 Plan have a maximum term of eight years and all stock options granted under the 2001 Plan have a maximum term of ten years. If stock option holders that are French residents and are subject to paying social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during the period of the options, such person’s stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.
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
      This rule applies to all our stock options, whatever the grant date. Regarding stock option holders who are officers or employees of the French companies of our Group, specific statements in our stock option plans exist in order to oblige such option holders to comply with the applicable holding period, notwithstanding any other condition of the Plans. Thus, the shares acquired by a stock option holder under French local Plans shall generally be held and shall not be sold until the earlier of (i) four years from the grant date of such options, according to article 163bis C of the French Tax Code (code général des impôts) (or any other period that would replace this period if article 163bis C was amended), or (ii) three years from their exercise date. In the case of stock options granted before April 27, 2000, the holding period is five years from the date of grant. For stock options granted on or after that date, the holding period is reduced to four years.
      On July 23, 2001, the board of directors resolved, under certain conditions, to make available to employees holding stock options with an exercise price higher than €30.00 per share, an offer to surrender all or some of the stock options granted to them on or after September 1, 2000, without limitation as to exercise price. In exchange, under certain conditions, such employees were granted new stock options giving the right to subscribe to the same number of shares as the surrendered stock options by the board of directors, on May 13, 2002. The exercise price for the new stock options was fixed at €2.80 in accordance with the rules of the 2001 Plan and otherwise subject to the conditions set forth in the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on August 30, 2001, the commencement date of the offer period. 1,021,945 stock options in total were eligible for cancellation of which 950,265 stock options were cancelled under the terms of the offer. On May 13, 2002, 884,365 stock options were granted.
      Stock options generally expire thirty days after we receive or give notice of a stock option holder’s termination of employment. In the past, the board of directors has modified this expiration term for certain employees. As of September 20, 2005, stock options giving the right to subscribe to 111,250 shares were subject to such modifications.

6.6.2 Options giving the right to purchase existing shares
      We currently have three stock option plans giving the right to purchase existing shares. Pursuant to the authorizations granted by the general shareholders’ meeting held on December 5, 2002, December 15, 2003 and December 9, 2004, giving the right to purchase up to an aggregate of respectively 300,000 existing shares, 480,000 existing shares, and 360,000 existing shares, our board of directors adopted a plan on August 19, 2003 (“2003 Plan”), a second plan on August 17, 2004 (“2004 Plan”), and a third plan on April 26, 2005 (“2005 Plan”).

Authorization information
      French law requires that an extraordinary shareholders’ meeting be convened for the shareholders to authorize the grant of stock options, with a two-thirds majority vote. The authorization includes amongst other things the number of issuable shares and the determination exercise price. The shareholders may delegate power to the board of directors to fix the terms and conditions of the plan and to grant the stock options. The authority is given for a limited period of time. Our shareholders have delegated to the board of directors, the authority to grant stock options, in all circumstances, giving the right to subscribe for our shares to employees and executive officers, for specified periods of time.
      The following table sets forth the key dates and figures relating to the authorization of our stock option plans as of September 20, 2005.

	Date of Shareholders	Date of Expiry of	Number of Issuable
Name of Plan	Authorization	Authorization	Shares Authorized(1)

2003 Plan	December 5, 2002	February 4, 2006	300,000
2004 Plan	December 15, 2003	February 14, 2007	480,000
2005 Plan	December 9, 2004	February 8, 2008	360,000

(1)	When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.

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
      Under the 2005 Plan, the same vesting rules apply, except for the French holders, who may only exercise 100% of the stock options after the fourth anniversary of the date of grant.

Grant information
      The following table sets out the key dates and figures relating to the grant of stock options as of September 20, 2005 (as adjusted for the reverse stock split of May 25, 2000)

	Period During Which	Exercise Price
	Stock Option-Holder May	per Stock	No. of
Grant Dates	Exercise Stock Options	Option	Issuable Shares

2003 Plan
August 19, 2003	August 19, 2004-August 19, 2013	€2.15	268,540

Total per plan			268,540

2004 Plan
August 17, 2004	August 17, 2005-August 17, 2014	€3.92	141,200
December 9, 2004	December 9, 2005-December 9, 2014	€4.35	234,500
August 8, 2005	August 8, 2006-August 8, 2015	€5.11	40,000

Total per plan			415,700

2005 Plan
August 8, 2005	August 8, 2006-August 8, 2015	€5.00	165,000

Total per plan			165,000

      Under French law, we cannot grant stock options to members of the board of directors (other than the Chairman and/or CEO or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 2003, 2004 and 2005 Plans have a maximum term of ten years. If stock option holders who have to pay social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during his or her employment, such person’s stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.
      If a stock option holder who is subjected to social charges in France at the date of grant of stock options, sells or otherwise transfers the shares resulting from an exercise of such stock options prior to the expiration of the applicable holding period, the employer is required to pay French social contributions and certain salary-based taxes, which may represent, for us, approximately 45% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date. The law is consistent with French personal income tax law pursuant to which the difference between the stock option exercise price and the fair value of the shares at the exercise date is treated as salary income if the shares are sold or otherwise disposed of within the said holding period. This rule applies to all our stock options, whatever the grant date. Because our existing stock option plans are not structured to enforce this holding period, if any of our stock option holders exercise stock options and sell the resulting shares before the end of the relevant holding period, we could be required to pay French social charges to the French government on the resulting taxable income to those stock option holders. For stock options granted under the 2003, 2004 and 2005 Plans, the holding period is four years from the date of grant.

6.6.3 Warrants
      We have issued eight series of warrants, two of which remain outstanding. Most of the warrants were issued to current shareholders and/or executive officers and/or directors. However, P. Balachandran holds 15,000 warrants and Frank Chen 10,000 warrants (one warrant giving the right to subscribe for one share).

      The key dates and figures relating to the warrants as of September 20, 2005 are set out in the following table. (as adjusted for the reverse stock split of May 25, 2000).

			Maximum No.						No. of
		Period During	of Shares				Exercise		Warrants	No. of
	Date of	Which Holder	Authorized	Maximum No.			Price per		Granted to	Executive
Name of	Shareholders’	May Exercise	by the	of Issuable	Subscription		Warrant in		Executive	Officers
Series	Authorization	Warrants	Shareholders	Shares	Price in		€(1)		Officers	Concerned

Series E	December 13, 2001	February 7, 2002 to February 6, 2007	195,624	115,624	€0.04		€4.31		0	0
Series F(2)	December 5, 2002	February 10, 2003 to February 9, 2008	190,624	140,624	€0.02	(3)	€1.52	(3)	25,000	1

Total per series			386,248	256,248					25,000

(1)	All amounts have been converted from French francs to euros at the official conversion rate of €1.00 = FF 6.55957.

(2)	The subscription price for each warrant is equal to 1% of the average closing share price on the then Nouveau Marché (currently Compartment C of Eurolist by Euronexttm) for the twenty trading sessions prior to the grant date. The exercise price of each warrant is equal to the highest of (1) 85% of the average closing share price on the Nouveau Marché (currently Compartment C of Eurolist by Euronexttm), (2) the closing share price on the Nouveau Marché (currently Compartment C of Eurolist by Euronexttm) at the end of the trading session immediately preceding the grant date, or (3) the closing share price of our ADSs on Nasdaq the day preceding the grant date.

6.7	EMPLOYEES

6.7.1 Employee distribution
      The detailed analysis of average headcount presented below does not include trainees and temporary workers.

Distribution by department

	Year ended June 30,

	2005	2004	2003

General and administrative	25	21	28
Sales and marketing	68	69	76
Research and development	58	55	52
Customer service	43	43	45

Total Employees	194	188	201

Distribution by level

	Year ended June 30,

	2005	2004	2003

Employees	5	4	4
Engineers/ Managers	186	180	194
Executive officers	3	4	3

Total Employees	194	188	201

Geographic distribution

	Year ended June 30,

	2005	2004	2003

Europe	130	125	133
Americas	52	49	55
Asia-Pacific	12	14	13

Total Employees	194	188	201

      Generally, employees are hired for an unlimited period of time. Other employment contracts are used as well.
      As of June 30, 2005, we employed 206 persons, excluding independent workers, trainees and temporary workers. As of June 30, 2005, the average age of our employees was 37 years old. For the year ended June 30, 2005, our employee turnover rate, defined as the voluntarily and involuntarily departures divided by the average number of employees, was 24%.

6.7.2 Reduction in workforce
      During fiscal year 2005, we increased the workforce by hiring persons for certain positions that are key to our success, therefore, total employees increased between fiscal year 2004 and 2005. We increased the average headcount in general and administration and research and development departments. The general and administrative new hires primarily resulted from the internalization of certain IT support functions, while the increase of research and development personnel represented additional software developers. We sometimes experience difficulties in recruiting employees with highly technical skills.
      For the year ended June 30, 2005, we involuntarily terminated the employment of nine persons for cause.

6.7.3 Compensation

Compensation policy
      We believe that our compensation policy is equitable and linked to individual and collective performance, especially at a time when each employee has to give his or her best efforts to contribute to our objectives of profitability. Most employees benefit from group life insurance contracts.
      For the years ended June 30, 2005 and 2004, our personnel costs amounted to €20.3 million and €19.1 million, respectively, while the average annual compensation per headcount was €78 and €72 thousand, respectively.

Profit sharing and Share purchase schemes
      On March 6, 2000, we entered into a Plan d’intéressement (profit sharing agreement) with our employees in France for the duration of three years. On July 1, 2002 a new three-year Plan d’intéressement was implemented, which replaced the plan of March 6, 2000. On June 1, 2001, we put in place a Plan d’Epargne d’Entreprise (employee savings plan) for our employees in France as a complement to the above profit sharing plan. AXA Gestion Intéressement manages the plan, which allows the French employees to invest either the funds derived from the aforementioned profit sharing agreement or their individual contributions into a choice of three funds. One of the funds represents an investment in InfoVista S.A. shares.
      In July 2005, a Plan d’intéressement has been signed for the duration of three years. This new agreement replaced a consolidated revenue-based bonus calculation with a consolidated net income-based bonus calculation.
      For the year ended June 30, 2005, the amount of payments made to employees under the Plan d’intéressement was €0.5 million, of which €0.3 million was invested in the employee savings plan. Messrs. Stopnicki and Ozanian are executive managers that benefit from the profit sharing plan.

6.7.4 Social relations and collective agreements

Social relations
      A comité d’entreprise (work council) exists only in France, whose members are employees that meet regularly in order to discuss issues related to our personnel and the economic situation. Social and professional relations within our Company are generally good. An amount of €68 thousands has also been allocated to the comité d’entreprise during year ended June 30, 2005 for our welfare activities.

Collective agreements
      As of February 1, 2000, French employers became subject to a new law reducing the workweek to 35 hours for French-based employees. In this respect, we signed an agreement with the comité d’entreprise on March 6, 2000, by which the reduction in the number of working hours for French-based employees was established with retroactive effect to February 1, 2000.
      During the year ended June 30, 2005, this agreement was modified in accordance with local law reducing the work time for French-based employees. The new agreement was submitted to the comité d’entreprise on May 12, 2005.
      In addition, employment contracts with our employees in France are subject to the provisions of the convention collective SYNTEC (convention collective nationale des bureaux d’études techniques, cabinets d’ingénieurs-conseils et sociétés de conseils), the collective bargaining agreement applicable to employees in our industry.

6.7.5 Health and safety conditions
      We maintain good work and health conditions for our employees by providing them with pleasant and comfortable premises. In each country, we adapt our health policy to local requirements. In France, members of the health and safety committee meet regularly, in order to discuss health and safety issues.

6.7.6 Training for personnel
      During the years ended June 30, 2005 and 2004, we expensed €113 thousand and €33 thousand for the training and development of our personnel, corresponding to 0.3% and 0.1% of our revenues, respectively. The majority of the training was for the benefit of personnel in Europe for the sales and marketing, research and development and customer services departments. The purpose of the aforementioned training is to reinforce the professional competencies and to facilitate organizational changes (such as new internal jobs and new work organization). It is our belief that training and development represents an important element of the overall strategy and should facilitate the achievement of our goals. These training are generally geared towards professional and technical knowledge, linguistics and individual development.

6.8	SHARE OWNERSHIP
      Information concerning directors and senior management’s share ownership in our company is addressed in “Item 7. Major Shareholders and Related Party Transactions”.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.1	MAJOR SHAREHOLDERS AS OF SEPTEMBER 20, 2005
      We obtained the information, as set forth in the table below, as of September 20, 2005 with respect to each person known by us to beneficially own more than 2% of our outstanding shares and all of our directors and executive officers as a group as of such date. The voting rights of our principal shareholders are identical to those of our other shareholders.

		% of Share	% of Voting
Shareholders	Number of Shares	Capital	Rights

FMR Corp./ Fidelity International Ltd(1)(3)	2,140,093	11.53	12.32
Odyssée Venture SAS(1)	1,843,894	9.93	10.62
CV Sofinnova Ventures	602,066	3.24	3.46
Directors & Executive Officers
Alain Tingaud(1)	1,015,243	5.47	5.84
Jean-Paul Bernardini	1	0.00	0.00
Herbert May	1	0.00	0.00
Hubert Tardieu(1)	1,250	0.01	0.01
Philippe Vassor	1	0.00	0.00
Guy Dubois	1	0.00	0.00
Philippe Ozanian	533	0.00	0.00
Gad Tobaly	1	0.00	0.00
Manuel Stopnicki	0	0.00	0.00
InfoVista S.A.	1,198,724	6.46	0.00
Others(2)	11,756,906	63.35	67.72

Total	18,558,913	100.00	100.00

(1)	Directly or indirectly.

(2)	Includes shares issued upon the exercise of stock options by our employees.

(3)	We obtained this information as of August 31, 2005.
      We are not aware of any lock-ups or other holding obligations in force affecting our shares or ADSs held by our directors, executive officers, or any shareholders.
      To our knowledge, as of September 20, 2005, (i) shares held in nominative form represented 7.58% of the share capital and (ii) shares held in bearer form represented 92.42% of the share capital.
      To our knowledge, as of September 20, 2005, (i) the number of outstanding ADSs was 195,718 and (ii) the number of registered ADS holders was ten.
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

	June 30, 2005			June 30, 2004			June 30, 2003

		% of the	% of the		% of the	% of the		% of the	% of the
	Number of	Share	Voting	Number of	Share	Voting	Number of	Share	Voting
Shareholders	Shares	Capital	Rights	Shares	Capital	Rights	Shares	Capital	Rights

Société Centrale d’Investissements(2)	0	0	0	0	0	0	1,918,012	10.20	10.63
FMR Corp et Fidelity International Limited (1)(3)	2,075,593	11.20	11.95	1,852,471	9.77	10.82	1,842,713	9.80	10.22
Odyssée Venture SAS(1)(4)	1,843,894	9.95	10.61	1,895,625	10.0	11.07	1,309,936	6.97	7.26
Alain Tingaud(1)(5)	1,015,243	5.48	5.84	1,235,053	6.51	7.21	924,053	4.91	5.12
Vertex Technology Fund Ltd(6)	0	0	0	0	0	0	805,670	4.29	4.47
CV Sofinnova Ventures Partners III	602,066	3.25	3.47	602,066	3.17	3.51	602,066	3.20	3.34
InfoVista S.A.	1,151,854	6.22	0	1,835,454	9.69	0	764,634	4.07	0.00
Others(7)	11,836,071	63.90	68.15	11,530,251	60.84	67.37	10,635,553	56.56	58.96

Total	18,524,721	100.00	100.00	18,950,920	100.00	100.00	18,802,637	100.00	100.00

(1)	Directly and indirectly.

(2)	Through a letter dated March 18, 2004, BNP Paribas notified the Autorité des marchés financiers that its holding had gone under 10% and 5%.

(3)	Through a letter dated February 4, 2005, FMR Corp et Fidelity International Limited notified the Autorité des marchés financiers that their holding had gone over 10%.

(4)	Through a letter dated May 19, 2004, Odyssée Venture SAS notified the Autorité des marchés financiers that its holding had gone over 10%.

(5)	Through a letter dated March 22, 2004, Mr. Alain Tingaud notified the Autorité des marches financiers that his holding had gone over 5%.

(6)	Through a letter dated June 27, 2003, Vertex Technology Fund Ltd notified the Conseil des Marchés Financiers that its holding had gone under 5%.

(7)	Includes shares issued upon the exercise of stock options by our employees.

7.3	RELATED PARTY TRANSACTIONS
      Other than as identified in Note 16 of the consolidated financial statements, we are not a party to any material transaction with a related party, or to a transaction in which we have received commercial terms not available to other independent third parties.

ITEM 8.	FINANCIAL INFORMATION

8.1	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
      See “Item 18. Financial Statements”, for a list of the financial statements filed with this document.

8.2	LEGAL PROCEEDINGS
      We are involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings will not have a significant effect on our financial condition or operational results. For additional information see “Item 4. Information on the Company — Legal Proceedings”. There is currently no litigation in which a director or an executive officer has interests which conflict with ours.

8.3	DIVIDEND POLICY
      We have not declared dividends for the past three fiscal years. We expect to use all available funds for the financing of our activities, as a result we do not plan on declaring dividends in the near future. For additional information on our dividend policy see “Item 10. Additional information — Dividends”.

8.4	SIGNIFICANT CHANGES
      We have set forth our financial condition as of June 30, 2005 in “Item 5. Operating and Financial Review and Prospects”, “Item 11. Quantitative and Qualitative Disclosures About Market Risks” and “Item 18. Financial Statements.” We are not aware of any significant changes affecting our financial condition since June 30, 2005.

ITEM 9.	THE OFFER AND LISTING
      In November 2003, a new entity was created, the Autorités des Marchés Financiers (the “AMF”), resulting from the merger of the Commission des Opérations de Bourse and the Conseil de Discipline de la Gestion Financière (the “CDGF”). The AMF, an independent governmental authority, is in charge of the protection of investors, investors’ information and proper running of the securities markets.

9.1	MARKETS
      Our shares are listed on the Compartment C of Eurolist by Euronexttm(formerly Nouveau Marché of Euronext Paris S.A.) and our ADSs have been listed on Nasdaq in the U.S. since July 7, 2000. We have been included in the Euronext Paris IT CAC since July, 2000, on the SBF 250 index since December 21, 2000, the Euronext Paris IT CAC 50 since June 15, 2001. The SBF 250 is an index of shares of 250 companies selected by Euronext Paris as the most representative of the French equities listed on Euronext Paris, from twelve economic sectors. The IT CAC index is an index of French technology companies, which included 67 listed securities as of September 20, 2005. The IT CAC 50 indexes the 50 largest and most liquid stocks from the IT CAC. We have been a member of the NextEconomy since January 1, 2002.

9.2	PRICE HISTORY OF THE STOCK
      This table provides the high and low closing prices for our shares on the Compartment C of Eurolist by Euronexttm and our ADSs on Nasdaq since July 1, 2002.

      Volume of transactions and closing price evolution on the Compartment C of Eurolist by Euronexttm and on Nasdaq

	Price of Shares in Euros(1)				Price of ADSs in US Dollars(2)

			Closing	Volume			Closing	Volume
	High	Low	Average	in 000s	High	Low	Average	in 000s

6 months to September 20, 2005
2005 September	5.03	4.80	4.90	703	6.30	5.80	5.99	45
2005 August	5.29	4.80	5.03	571	6.80	5.80	6.14	9
2005 July	5.70	4.50	5.14	1,302	7.35	5.00	6.08	25
2005 June	4.74	4.25	4.54	243	6.15	5.10	5.38	13
2005 May	4.72	4.08	4.29	682	5.50	2.85	5.31	18
2005 April	5.40	3.95	4.73	1,346	6.95	5.15	5.93	31

	High	Low	High	Low

Fiscal year 2005 by quarter ended
June 30, 2005	5.40	3.95	6.95	2.85
March 31, 2005	5.59	4.40	7.50	3.88
December 31, 2004	4.75	3.66	7.00	4.19
September 30, 2004	4.27	3.15	5.00	3.44

	High	Low

Fiscal year 2004 by quarter ended
June 30, 2004	4.22	3.31	5.35	4.00
March 31, 2004	4.69	2.35	6.24	2.84
December 31, 2003	2.57	1.86	3.24	1.82
September 30, 2003	2.63	2.01	2.90	2.30

	High	Low	High	Low

Fiscal years 2004 and 2003
July 1, 2003 to June 30, 2004	4.69	1.86	6.24	1.82
July 1, 2002 to June 30, 2003	2.31	1.15	2.55	1.00

(1)	Source: Euronext Paris

(2)	Source: Nasdaq

      The following charts represent the price history of the Company’s stock on the Compartment C of Eurolist by Euronexttm (formerly know as Nouveau Marché) and Nasdaq from July 7, 2000 to September 20, 2005.
Price history of the stock on the Compartment C of Eurolist by Euronexttm
(Source EURONEXT PARIS)
Price history of the stock on the NASDAQ
(Source: NASDAQ)

9.3	GENERAL
      On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A., or the “SBF”, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms. NSC is the common platform for trading and Clearing 21 for the clearing, LIFFE CONNECT ™, the LIFFE trading platform is already used for all Euronext futures and options trading. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris S.A. retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.
      Euronext N.V. has been listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V acquired the London International Financial Futures and Options Exchange (“LIFFE”), London’s derivatives market.
      Since February 6, 2002, Bolsa de Valores de Lisboa e Porto (BVLP) has been a wholly-owned subsidiary of Euronext N.V. and was therefore renamed Euronext Lisbon.

9.4	EURONEXT PARIS SA AND EUROLIST
      As of February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés of the Euronext Paris are listed and traded on a single market, Eurolist, which is operated by Euronext Paris SA. In accordance with the regulations of Euronext Paris SA, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed among three capitalization compartments, according to the criteria set forth by Euronext Paris SA:

•	Compartment A comprises the companies with market capitalizations above €1 billion;

•	Compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion;

•	Compartment C comprises the companies with market capitalizations below €150 million.
      Our shares have been classified in Compartment C of the Eurolist market.
      Securities listed on Eurolist are placed in one of two categories (Continu, continuous trading, or Fixing, call auctions) depending on the volume of transactions,.
      The Shares of InfoVista are placed in the category continu which includes the most actively traded securities on the Eurolist market. The minimum yearly trading volume required for a security to be place in Continu is 2,500 trades. Such trading takes place on each business day from 9:00 a.m. to 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. to 9:00 a.m. and a pre-closing session from 5:25 to 5:30 p.m., during which, transactions are recorded but not executed and a closing auction at 5:30 p.m. From 5:30 p.m. to 5:40 p.m. (trading at last phase), transactions are executed at the closing price.
      Any trade of securities effected after the close of a stock exchange session is recorded on the next Eurolist trading day at the previous session’s closing price for the relevant security. Eurolist published a daily official price list that includes price information concerning listed securities. Euronext Paris S.A. has introduced continuous electronic trading during trading hours for most actively traded securities.
      Trading in the securities of an issuer may be suspended by Euronext Paris S.A. if quoted prices exceed certain price limits defined by the regulations of Euronext Paris S.A.. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price or once trading has begun, trading may be suspended for up to 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price varies again by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris S.A. may also suspend trading for a 4-minute period if the price varies by more than 5% from the last traded price. Euronext Paris S.A. may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the AMF may also suspend trading.
      Trades of securities listed on Eurolist are settled on a cash settlement basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a Service à Règlement Différé (Preferred Settlement Service) for a fee. The Service à Règlement Différé allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are normally cited on a list published by Euronext Paris S.A. Our shares are not eligible for the deferred settlement service.
      Prior to any transfer of securities held in registered form on Eurolist, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared by LSH Clearnet SA via Clearing 21 and settled by Euroclear France SA using a continuous net settlement system. A fee or commission is payable to broker-dealer or other agent involved in the transaction.
      On the June 14, 2005, we executed a liquidity agreement with Fortis Bank (Succurale en France).

ITEM 10.	ADDITIONAL INFORMATION

10.1	MEMORANDUM AND ARTICLES OF ASSOCIATION
      For our registration details as well as legal objects see “Item 4. Information on the Company”.
      For a complete description of the board of directors’ powers under French law and our statuts, see “Item 6. Directors, Senior Management, and Employees-Board of Directors”
      In this section, we summarize material information concerning our share capital, together with material provisions of applicable French law and our statuts. This information does not purport to be complete and is qualified in its entirety by reference to our statuts, and to the applicable provisions of French law. An unofficial English translation of our statuts is included as an exhibit to this report. You may obtain copies of our statuts in French from the Greffe of the Registry of Commerce and Companies of Evry, France. Please refer to those full documents for additional details.

10.2	SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS

10.2.1 General
      In accordance with Livre II (Book II) of the Code de commerce and Decree no. 67-236 of March 1967, there are two types of general shareholders’ meetings: ordinary and extraordinary.
      Ordinary general shareholders’ meeting are required for matters such as:

•	electing, replacing and removing directors;

•	allocating fees to the board of directors;

•	appointing statutory auditors;

•	approving the annual and consolidated accounts;

•	declaring dividends or authorizing dividends to be paid in shares, and

•	approving regulated agreements.
      Extraordinary general shareholders’ meeting are required for approval of matters such as amendments to our statuts, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

•	changing our statuts, our company’s name or corporate purpose;

•	increasing or decreasing our share capital;

•	creating a new class of equity securities;

•	authorizing or approving the issuance of any securities giving rights to equity securities or any other rights to equity securities (common or preferred shares);

•	a statutory merger; and

•	the voluntary liquidation of our company prior to the end of its statutory term.
      Special shareholder meetings of a certain category of shares or of securities giving access to the our share capital are required for any modification of the rights derived from such category of shares or for any modification of the terms and conditions of such securities giving access to our share capital. The resolutions of the general shareholders’ meeting affecting these rights are effective only after approval by the relevant special meeting.

10.2.2 General Shareholders’ Meetings
      Code de commerce requires our board of directors to convene an annual ordinary shareholders’ meeting for approval of the annual accounts and consolidated financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a general shareholders’ meeting, our independent statutory auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a general shareholders’ meeting in some instances. Any of the following may request the Président of the Tribunal de Commerce to appoint an agent to convene the Shareholders’ meeting:

•	one or several shareholders holding at least 5% of our share capital;

•	any interested party in cases of urgency,

•	duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company,

•	the workers’ committee in emergency situations, and

•	majority shareholders in share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.

10.2.3 Notice of Shareholders’ Meetings
      We must announce general meetings at least thirty days in advance by means of avis de réunion (a preliminary notice) which is published in the Bulletin des Annonces Légales Obligatoires, (“BALO”). Prior to publication, the preliminary notice must have been sent to the AMF. It must contain, among other things, the time and place of the meeting, the agenda, a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting, the address of the internet website, if any, the procedure for voting by mail and a notice stating that the shareholders have ten days from the date of publication to send their proposals for resolutions. Furthermore, the AMF recommends that listed companies publish on the same day a notice in a national newspaper containing the date, place and time of the meeting, and indicating how investors may obtain documents relating to such meeting.
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
      In general, shareholders can only take action at general shareholders’ meetings on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the appointment, dismissal and/or replacement of directors. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors within ten days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares calculated on a basis of a formula relating to our share capital;

•	a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of our voting rights; and

•	the workers’ committee.
      The board of directors must submit these resolutions to a vote of the shareholders.
      In addition, during the 15 days preceding a meeting of shareholders, any shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions.

10.2.4 Attendance and Voting at Shareholders’ Meetings
      Each share confers on the shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French company law and our statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.
      In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the Intermédiaire financier habilité (accredited financial intermediary) with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.
      Our statuts provide that, if our board of directors so decides it, the shareholders may participate in the general shareholders’ meetings by videoconference or by other means of telecommunication permitting shareholders’ identification in accordance with the applicable laws and regulations.

10.2.5 Proxies and Votes by mail
      In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary may participate in general shareholders’ meetings. Shareholders may participate and vote in general shareholders’ meetings either in person, by proxy or by mail.
      Proxies will be sent to any shareholder on request with, among other things, a draft of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder or, if the shareholder is a non-resident in France as defined by the Code civil (French civil code), by an intermediary registered under the conditions set forth by French law and regulatory provisions in force. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy dated and signed without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.
      With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the general shareholders’ meeting.

10.2.6 Quorum
      As a French company, we are subject to and are in compliance with quorum requirements in France. For this reason, we requested on June 19, 2000, and were granted, a permanent exemption from Nasdaq’s Corporate Governance rules relating to quorum requirements (Nasdaq Marketplace Rule 4350(f).
      Code de commerce requires that shareholders having at least 20% of the shares entitled to voting rights must be present to vote in person or vote by mail, by proxy or, if provided for by the statuts, by videoconference or by any means of telecommunications, which allows them to be identified to fulfill the quorum requirement for:

•	an ordinary general meeting, and

•	an extraordinary general meeting where an increase in our share capital is proposed through incorporation of reserves, profits or share premium.
      The quorum requirement is 25% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.
      If a quorum is not present at a meeting, the meeting is postponed. When a postponed ordinary meeting is duly reconvened, there is no quorum requirement. No quorum is required when the postponed extraordinary general meeting is resumed only to approve an increase in our share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 20% of outstanding voting rights must be present in person or voting by mail, by proxy or, if provided for by the statuts, by videoconference or other means of telecommunication, which allows them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be postponed for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions, which were on the agenda of the postponed meeting may be discussed and voted upon.

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
      Abstention from voting by those present in person or, if provided for by the statuts, by videoconference or any means of telecommunication which allows them to be identified or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.
      In general, each shareholder is entitled to one vote per share at any general meeting. Under the Code de commerce, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

10.3	FINANCIAL STATEMENTS AND OTHER COMMUNICATIONS WITH SHAREHOLDERS
      In connection with any general shareholders’ meeting , we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. The Code de commerce also requires that a special report must be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the company.
      Pursuant to loi de sécurité financière (French act of August 1, 2003) the Chairman of our board of directors is required to deliver a special report to the annual ordinary general shareholders’ meeting regarding the status of the preparation and organization of the work of our board of directors, the status of the internal control procedures implemented by us and on the restrictions if any, that our board of directors have placed on the powers granted to the CEO. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures that we currently have in place.

10.4	DIVIDENDS
      We may only distribute dividends out of our “distributable profits,” plus any amounts held in our reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by French law or our statuts. “Distributable profits” consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our statuts.

10.4.1 Legal Reserve
      The Code de commerce provides that French sociétés anonymes such as our company must allocate five percent of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 30, 2005, our legal reserve was €4,941.94. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

10.4.2 Approval of Dividends
      According to the Code de commerce, the board of directors may propose a dividend for approval by the shareholders at the annual general shareholders’ meeting. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a general shareholders’ meeting is required.

10.4.3 Distribution of Dividends
      If such a priority dividend is paid in full, dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the general shareholders’ meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders on the date of the board of directors’ meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the board of directors in the absence of such a decision by the shareholders. We have not distributed any dividends during the past three fiscal years.
      In addition, our statuts authorize our shareholders, in an ordinary general shareholder’s meeting, to authorize the grant to each shareholder of an option to receive all or part of any dividends either in cash or in our shares.

10.4.4 Timing of Payment
      According to the French company law, we must pay any dividends within nine months of the end of our fiscal year, unless otherwise authorized by an order of the Président of the Tribunal de Commerce. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

10.5	CHANGES IN SHARE CAPITAL

10.5.1 Increases in Share Capital
      As provided by Code de commerce, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in our share capital may be effected by:

•	issuing additional common or preferred shares or or a new class of equity securities; or

•	increasing the nominal value of existing shares.
      Increases in share capital by issuing additional common or preferred shares may be effected by issuing such securities:

•	for cash;

•	for assets contributed in kind;

•	by conversion, exchange or redemption of debt securities convertible, redeemable or exchangeable into our shares;

•	by incorporation of profits, reserves or share premiums;

•	by exercise of any such rights attached to other securities giving right to common or preferred shares, including warrants or stock options;

•	subject to various conditions, in satisfaction of debt incurred by our company; or

•	any combination of the above.
      Decisions to increase the share capital through the incorporation of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to general shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by incorporation of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general shareholders’ meeting. See “Item 10.2. Shareholders’ Meetings and Voting Rights.”
      The shareholders at an extraordinary shareholders’ meeting may delegate the authority, subject to certain conditions, or the power to carry out certain increases in share capital (other than for contribution in-kind) to the board of directors. The board of directors may further delegate this right to the Chairman and/or CEO and with his agreement, to one or several Directeurs Généraux Délégués.
      Each time the shareholders decide on a capital increase in cash or decide to delegate to the board of directors the right to carry out a capital increase in cash (except when it results from an earlier issue of securities giving rights to shares), they must decide on whether or not to proceed with a capital increase reserved to employees of our company and its subsidiaries or on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.
      On December 15, 2003, the shareholders authorized our board of directors for a period of 26 months to:

•	increase our share capital by issuing, with preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €3,700,000;

•	increase our share capital by issuing to the public, without preferential subscription rights, shares or other securities giving right, immediately or in the future, to our share capital, up to a maximum nominal amount of €3,700,000, to be deducted from the maximum amount referred to in the preceding bullet point; and/or

•	increase our share capital by incorporating reserves, profits or premiums up to a maximum nominal amount of €3,700,000 to be deducted from the maximum amount referred to in the first bulletpoint.

      Additionally, at the December 15, 2003 general shareholders’ meeting, the shareholders authorized the board of directors to increase the share capital up to an annual nominal amount equal to €216,000 per share through the issuance of shares or any other securities giving rights to subscribe to our share capital for those employees participating in the employee savings plan.
      Resolutions for the renewal of the above mentioned resolutions will be submitted to the general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2005.

10.5.2 Decreases in Share Capital
      According to code de commerce, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general shareholders’ meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all shareholders must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

10.5.3 Share Capital Issued History

						Cumulative
				Additional Paid-in		Number of	Nominal
Date	Movement	Number of Shares	Capital Amount	Capital Amount	Cumulative Capital	Shares	Value

10/13/95	Issuance of common stock	19,000	FF 900,000	FF 8,100	FF 1,900,000	19,000	FF 100
10/13/95	Issuance of common stock	81,000	FF 8,100,000	—	FF 10,000,000	100,000	FF 100
06/21/96	Reduction of the nominal value by issues of shares at no value	2,000,000 new shares in exchange for 100,000 existing shares	—	—	FF 10,000,000	2,000,000	FF 5
05/16/97	Reduction of the nominal value	10,000,000 new shares in exchange for 2,000,000 existing shares	—	—	FF 10,000,000	10,000,000	FF 1
05/16/97	Issuance of common stock	3,769,415	FF 3,769,415	FF 11,270,550.85	FF 13,769,415	13,769,415	FF 1
05/16/97	Issuance of common stock (incorporat additional paid in capital of 0,80 F)	— ing	FF 11,015,532	—	FF 24,784,947	13,769,415	FF 1.80
06/30/98	Issuance of common stock	5,809,720	FF 10,457,496	FF 22,657,908	FF 35,242,443	19,579,135	FF 1.80
06/30/99	Exercise of stock warrants (6/30/1998 Shareholder Meeting)	2,091,495 s’	FF 3,764,691	FF 8,365,980	FF 39,007,134	21,670,630	FF 1.80
12/23/99 (09/12/99 Shareholders’ meeting)	Issuance of common stock	2,800,000	FF 5,040,000	FF 39,760,000	FF 4,047,134	24,470,630	FF 1.80
03/10/2000	Conversion of capital into euros and capital reduction	—	FF 707,595.19	—	€ 6,607,070.10	24,470,630	€ 0.27
03/31/2000	Exercise of 1999 D Stock warrants (12/9/1999 Shareholder meeting)	1,200,000 s’	€ 324,000	FF 17,040,000 (€ 2,603,021.10)	€ 6,931,070.10	25,670,630	€ 0.27
05/23/2000	Exercise of stock options (Plans 1996 and 1999)	188,326	€ 50,848.02	FF 156,329.08 (€ 23,832.21)	€ 6,981,918.12	25,858,956	€ 0.27
05/25/2000	Reverse stock split (2 for 1)	12,929,478 new shares in exchange for 25,858,956 existing shares	—	—	€ 6,981,918.12	12,929,478	€ 0.54
Initial Public Offering (07/07/2000)	Issuance of common stock	6,000,000	€ 3,240,000	€ 73,560,000	€ 10,221,918.12	18,929,478	€ 0.54
10/12/2000	Exercise of 1999 B stock warrants (12/9/1999 Shareholder meeting)	70,000 s’	€ 37,800	€ 303,685.79	€ 10,259,718.12	18,999,478	€ 0.54
12/18/2000	Exercise of stock options (Plan 1999)	72,186	€ 38,980.44	€ 93,847.83	€ 10,298,698.56	19,071,664	€ 0.54
01/24/2001	Exercise of 1999 C stock warrants (12/9/1999 Shareholder meeting)	18,750 s’	€ 10,125	€ 81,344.40	€ 10,308,823.56	19,090,414	€ 0.54

						Cumulative
				Additional Paid-in		Number of	Nominal
Date	Movement	Number of Shares	Capital Amount	Capital Amount	Cumulative Capital	Shares	Value

01/24/2001	Exercise of stock options (Plans 1996 and 1999)	18,437	€ 9,955.98	€ 18,582.45	€ 10,318,779.54	19,108,851	€ 0.54
04/04/2001	Exercise of 1999 A stock warrants (12/9/1999 Shareholder meeting)	30,000 s’	€ 16,200	€ 130,151.05	€ 10,334,979.54	19,138,851	€ 0.54
06/20/2001	Exercise of 1998 O stock warrants (6/30/1998 Shareholder meeting)	287,289 s’	€ 155,136.06	€ 195,239.35	€ 10,490,115.60	19,426,140	€ 0.54
06/20/2001	Exercise of 1999 A stock warrants (12/9/1999 Shareholder meeting)	120,000 s’	€ 64,800	€ 520,604.23	€ 10,554,915.60	19,546,140	€ 0.54
06/20/2001	Exercise of stock options (Plans 1996 and 1999)	95,274	€ 51,447.96	€ 169,508.03	€ 10,606,363.56	19,641,414	€ 0.54
10/17/2001	Exercise of stock options (Plans 1996 and 1999)	16,562	€ 8,943.48	€ 11,252.91	€ 10,615,307.04	19,657,976	€ 0.54
01/23/2002	Exercise of 1998 O stock warrants (6/30/1998 Shareholder meeting)	197,710 s’	€ 106,763.40	€ 134,362.16	€ 10,722,070.44	19,855,686	€ 0.54
06/04/2002	Exercise of stock options (Plans 1996 and 1999)	10,874	€ 5,871.96	€ 13,797.52	€ 10,727,942.40	19,866,560	€ 0.54
09/11/2002	Exercise of stock options (Plan 1996)	16,250	€ 8,775	€ 19,825	€ 10,736,717.40	19,882,810	€ 0.54
04/23/2003	Cancellatio of common stock held in treasury	n 1,080,173	€ 583,293.42	€ 1,154,914.76	€ 10,153,423.98	18,802,637	€ 0.54
07/25/2003	Exercise of stock options (Plan 1999)	2,625	€ 1,417.50	€ 3,228.75	€ 10,154,841.48	18,805,262	€ 0.54
01/26/2004	Exercise of stock options (Plan 1999)	23,125	€ 12,487.50	€ 28,443.75	€ 10,167,328.98	18,828,387	€ 0.54
07/21/2004	Exercise of stock options (Plans 1999 and 2001) and O 1998 and BSA F 2003 stock warrants	163,533	€ 88,307.82	€ 245,844.59	€ 10,255,636.80	18,991,920	€ 0.54
10/21/2004	Exercise of stock options (Plans 1999 and 2001)	76,150	€ 41,121	€ 103,564	€ 10,296,757.80	19,068,070	€ 0.54
10/21/2004	Cancellatio of common stock held in treasury	n 694,454	€ 375,005.16		€ 9,921,752.64	18,373,616	€ 0.54
07/21/2005	Exercise of stock options (Plans 1999, 2000 and 2001)	151,105	€ 81,596.70	€ 244,856.80	€ 10,003,349.34	18,524,721	€ 0.54
09/20/2005	Exercise of stock options (Plans 1999 and 2001) (1)	34,192	€ 18,463.68	€ 57,281.57	€ 10,021,813.02	18,558,913	€ 0.54

(1)	This movement has not yet been officially approved by the board of directors

10.6	PREEMPTIVE SUBSCRIPTION RIGHTS
      According to French law, if we issue specific kinds of additional securities, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require us to give priority treatment to those shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a settling of cash debts. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on Euronext Paris.
      A two-thirds majority of the shares entitled to vote at an extraordinary general shareholders’ meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general shareholders’ meeting to give the existing shareholders a non-transferable délai de priorité priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering of shares if they so choose.

10.7	FORM, HOLDING AND TRANSFER OF SHARES

10.7.1 Form of Shares
      Our statuts provide that the shares may be held in registered or bearer form at the option of the shareholder.

10.7.2 Holding of Shares
      In accordance with French law concerning dematerialization of securities, shareholders’ ownership rights are represented by book entries instead of share certificates. We maintain a share account with Euroclear France for all shares in registered form, which is administered by BNP Paribas. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder’s request, through the shareholder’s accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held and, in the case of shares held through an accredited intermediary, the shareholder account shows that the shares are held through such intermediary. BNP Paribas, as a matter of course, issues confirmations to each registered shareholder as to shares registered in the shareholder’s account, but these confirmations are not documents of title.
      Shares held in bearer form are held on the shareholder’s behalf in an account maintained by an accredited intermediary and are registered in an account, which the accredited intermediary maintains with Euroclear France. That account is separate from our company’s share account with Euroclear France. Each accredited intermediary maintains a record of shares held through it and will issue certificates of registration for the shares that it holds. Shares held in bearer form may only be transferred through accredited intermediaries and Euroclear France. Our statuts permit us to request that Euroclear France provide us at any time with the identity of the holders of our shares or other securities granting immediate or future voting rights, held in bearer form, and with the number of shares or other securities so held.
      French law states that shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by the intermediary. The intermediary must declare his position as an intermediary holding shares on behalf of the beneficial owner. Consequently, the owner of the shares recorded in the collective account or in several individual accounts by an intermediary will be represented in the general shareholders’ meetings by this intermediary.

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
      In principle, for dealings on Euronext Paris, an Impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction.
      Non-residents of France are generally not subject to the payment of such Impôt sur les opérations de Bourse. A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France.

10.8	LIQUIDATION RIGHTS
      If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be distributed first to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings. Shareholders shall only bear losses up to the amount of their contribution.

10.9	REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES
      French law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than one twentieth, one tenth, three twentieths, one fifth, one fourth, one third, one half, two thirds, eighteen twentieths or nineteen twentieths of the outstanding shares or voting rights of a listed company in France, such as our Company, or that increases or decreases its shareholding or voting rights above or below any of those thresholds, must notify the company within five trading days of the date it crosses the threshold of the number of shares and ADSs it holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access directly or indirectly to shares and/or voting rights. The individual or entity must also notify the AMF within five trading days of the date it crosses the threshold. The AMF then makes this information public.
      French law and the AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within ten trading days of the date they cross the threshold. This information is made public by the AMF. In the report, the acquirer must specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors and whether the acquirer is acting alone or in concert. The AMF makes the notice public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.
      Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. Any shareholder who fails to comply with these requirements may have all or part of his voting rights suspended.
      In addition, our statuts provide that any person acting alone or in concert who becomes, directly or indirectly, the owner of more than two percent of our share capital or voting rights must notify us within five trading days by registered mail, return receipt requested, or any equivalent means abroad, fax or telex, of the number of shares and voting rights it holds. The same notification requirement applies to each subsequent increase, up to and including 50%, or decrease in ownership of two percent or whole multiples of two percent. If a person does not comply with this notification requirement, one or more shareholders holding two percent or more of our share capital or voting rights may require a general shareholders’ meeting to deprive the shares in excess of the relevant threshold of voting rights for all general shareholders’ meetings for two years following the date on which the owner complies with the notification requirements.
      In order to permit shareholders to give the required notice, we must notify the AMF and publish in the BALO, not later than fifteen calendar days after the general shareholders’ meeting, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two general shareholders’ meetings, we must publish in the BALO, within fifteen calendar days after becoming aware of such changes, the number of voting rights outstanding and provide the AMF with a written notice. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly avis (notice), mentioning the date each such number was last updated. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary and the depositary shall, as soon as practicable, forward such notification to us and to the AMF.
      If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all general shareholders’ meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to a €18,000 fine.
      In addition, each month publicly traded companies must disclose the total voting rights and outstanding shares held in the company if they are different with respect to the information previously made public by the company.

10.10	PURCHASE OF OUR OWN SHARES
      In accordance with French law, we may not subscribe for our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a prestataire de services d’investissement financial services intermediary purchase our own shares in an amount of up to 10% of our share capital in connection with a share repurchase program note d’information (prospectus) that receives a visa of the AMF either 15 days before a shareholders’ meeting or immediately after the board of directors implements such a program.
      According to our share repurchase program note d’information that received the visa of the AMF on November 23, 2004, the purposes of the share repurchase program are the following: implementing stock purchase plans for the benefit of our employees or executives or those of our affiliates; providing consideration in the context of an acquisition or an exchange of our shares (especially as part of external growth operations); animating the secondary market or the liquidity of our shares by an Investment Service Provider through a liquidity agreement complying with a charter of Ethics approved by the AMF; and canceling shares, subject the adoption of a specific resolution by the extraordinary general meeting of shareholders delivering securities upon the exercise of convertible or exchangeable securities;
      We may not cancel more than 10% of our outstanding share capital over any 24-month period. In addition, we may not repurchase for an amount of shares that would result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.
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
      Pursuant to the authorization granted by the general shareholders’ meeting held on December 9, 2004, our board of directors is authorized to repurchase up to 10% of our total outstanding share capital at a maximum price per share of €5.86 and a minimum price per share of €2.35 per share. The total amount of purchase may not exceed €7 million. This authorization will expire on the date of the general shareholders’ meeting called to approve the accounts for the year ended June 30, 2005. The board may use this authorization for the purpose of implementing stock purchase plans for the benefit of our employees or executives or those of our affiliates; providing consideration in the context of an acquisition or an exchange of company shares (especially as part of external growth operations); delivering securities upon the exercise of convertible or exchangeable securities; stabilizing the price of our shares; purchasing and selling shares depending on market conditions and in compliance with the relevant regulations; and canceling shares, subject the adoption of a specific resolution by the extraordinary general meeting of shareholders. A note d’information was filed with the AMF on November 23, 2004 and the AMF has granted the visa number 04-918. A new resolution will be submitted to this effect to the next general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2005. We intend to file a note d’information with the AMF about the new share repurchase program before the next general shareholders’ meeting.
      In addition, at the December 9, 2004 general shareholders’ meeting, the shareholders granted the board of directors the authorization to cancel some or all of the shares purchased under the share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization will expire on the date of the general shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2005.
      Between July 1, 2000 and September 20, 2005, under authorization that our board of directors received from the shareholders on December 18, 2000, December 13, 2001, December 5, 2002, December 15, 2003 and December 9, 2004, we repurchased 3,244,185 shares for a total of €8.6 million and sold 340,834 shares for a total of €1.2 million and cancelled 1,774,627 shares for a total of €2.7 million. On September 20, 2005, we held 1,198,724 shares or 6.45% of our share capital in treasury. We have not used any financial derivative instruments in relation to our share buy-back program.

10.11	TRADING IN OUR OWN SHARES
      Pursuant to the regulations of the European Union and the AMF, we may not trade in our own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:

•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venues where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid;

•	the issuer may not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.

      In addition, in order to benefit from the exemption provided by the regulations of the European Union and the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:

•	selling of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities;

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.
      However, these requirements do not apply if:

•	the issuer has in place a time-schedule share repurchase program; or

•	the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.
      Pursuant to the General Regulation of the AMF and its instructions, we must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.
      In addition, as the case may be, we will disclose, at least once a month, specified information regarding transactions.

10.12	OWNERSHIP OF SHARES BY NON-FRENCH PERSONS
      Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.
      A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the E.U. obtain an autorisation préalable, (prior authorization), prior to acquiring a controlling interest in a French company. However, pursuant to Articles R.151-1 and R.152-5 of the French Code Monétaire et financier the acquirer/ investor must file a déclaration administrative, (administrative notice), with French authorities in connection with certain cases of foreign investments, direct investments and indirect foreign investments in any French company. Under existing administrative rulings, ownership of more than 33.33% of a French company’s share capital or voting rights is regarded as a direct investment subject to a “déclaration administrative”.

10.13	MATERIAL CONTRACTS
      See “Item 4. Information on the Company — Intellectual Property”.

10.14	EXCHANGE CONTROLS
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
      For other limitations affecting shareholders, please see “Item 10.7. Form, Holding and Transfer of Shares” and “Item 10.9. Requirements for Holdings Exceeding Certain Percentages.”

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

•	you are not a French resident for French tax purposes; and

•	you have held not more than 25% of our company’s droits aux bénéfices sociaux, (dividend rights), at any time during the preceding five years, either directly or indirectly and, as relate to individuals, alone or with relatives.
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
      If you transfer listed shares using a written agreement, that agreement must generally be registered. Upon such registration, a registration duty of 1% of either the purchase price or the market value of the shares transferred, whichever is higher, will be due. The maximum duty is €3,049 per transfer. However, in some circumstances, if the agreement is executed outside France, this duty will not be due.

10.16.2 Taxation of Dividends
      In France, companies may only pay dividends out of income remaining after tax has been paid.

French Withholding Tax
      Under French domestic law, French companies must generally deduct a 25% French withholding tax from dividends paid to non-residents. Under most tax treaties between France and other countries, the rate of this withholding tax may be reduced in specific circumstances. Generally, a holder who is a non-French resident is subsequently entitled to a tax credit in his or her country of residence for the amount of tax actually withheld. Under some tax treaties, the withholding tax is eliminated altogether.

French Tax Credits
      Until December 31, 2004, a tax credit known as the avoir fiscal was attached to certain distributions from French companies. Thus, dividends paid in 2004 by French companies to French residents generally carried an avoir fiscal equal to 50% of the distribution. Pursuant to the French Budget Law for 2004, such avoir fiscal could be used in 2005 by French individual shareholders but, since January 1, 2005, could no longer be used by French non-individual shareholders.

      With respect to dividends paid since January 1, 2005, French individual shareholders are entitled to a new tax credit equal to 50% of the dividend paid, capped, per year, at €230 or, as the case may be, €115, depending on the marital status of the individual. Non individual shareholders are not entitled to this newly implemented tax credit.
      Under French domestic law, non-residents are not eligible for the benefit of the French tax credits (the avoir fiscal and, from 2005 on, the newly implemented tax credit available to French individual residents).
      However, certain tax treaties between France and other countries provide, subject to certain conditions, for the transfer of the avoir fiscal, so long as it may be used, or similar tax credits to certain non-French residents receiving dividends from French companies.
      When a treaty does not provide for the refund of the avoir fiscal, or when a shareholder, while entitled to the benefits of a treaty is not entitled to the refund of the avoir fiscal, such shareholder may currently claim for a refund of the précompte that may have been paid by the French company upon the distribution of dividends (the précompte is a tax of 50% of dividends carrying an avoir fiscal, paid by French companies on dividends paid out of profits which have not been taxed at the ordinary income tax rate or which have been earned and taxed more than five years before the distribution). Please note that, since the avoir fiscal is abolished as from January 1, 2005, French companies are no longer liable to the précompte with respect to dividends paid from January 1, 2005 on.
      Finally the French tax authorities have confirmed that non-resident individual shareholders benefiting from a tax treaty providing for the transfer of the avoir fiscal and similar tax credits to non-residents will be entitled to the refund of the newly implemented tax credit (net of the applicable withholding tax) available to French individuals shareholders from 2005 on, subject to the completion of formalities yet to be determined by the French tax authorities.

Tax Treaty Benefits
      The following countries, Territoires d’Outre-Mer (French overseas territories) and jurisdictions have entered into income tax treaties with France, whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally to 15%) of all or part of the withholding tax and a refund of the avoir fiscal or similar tax credits (net of applicable withholding tax), to the extent, however, that these French tax credits are available:

Australia Austria Belgium Bolivia Brazil Burkina Faso Canada Estonia Finland Gabon Ghana Iceland India Israel Italy	Ivory Coast Japan Latvia Lithuania Luxembourg Malaysia Mali Malta Mauritius Mexico Namibia Netherlands New Zealand Niger Norway	Pakistan Senegal Singapore South Korea Spain Sweden Switzerland Togo Turkey Ukraine United Kingdom U.S. Venezuela	French Territoires d’Outre-Mer and others: Mayotte New Caledonia Saint-Pierre & Miquelon
      Except for the U.S., none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.

Dividends paid in 2004
      If non-resident shareholders that were entitled to the benefits of a treaty that provided for the refund of the avoir fiscal received dividends from French companies in 2004, these shareholders may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if they established their entitlement to such reduced rate before the date of payment.
      Furthermore, if the non-resident shareholders that received dividends from French companies in 2004 were entitled to a refund of the avoir fiscal under their relevant tax treaty, they may claim for such a refund, to the extent only, that they are individuals and that they file their claim before December 31 of the second year following the year during which the dividend is paid.
      Finally, any précompte paid in cash by French companies in 2004, could be refunded to non-resident shareholders if they were entitled to such refund under their relevant tax treaty, provided, however, that they file their claim for such refund before December 31 of the second year following the year during which the dividend is paid.
      Please note that we have not paid any dividends in 2004.

Dividends paid from 2005 on
      If a non-resident shareholder benefits from any of the above-listed treaties, French withholding tax will generally be withheld from the dividend at the treaty reduced rate, provided that the shareholder establishes, before the date of payment of the dividend that he or she is entitled to such reduced rate by providing the paying agent with a certificate of residence (the Certificate) established along the lines of the model attached to the French tax authorities’ Administrative Guidelines 4 J-1-05, dated February 25, 2005. Otherwise, the French withholding tax shall be levied at the full rate of 25%, and the shareholder may subsequently claim the excess withholding tax from the paying agent by filing the relevant treasury form before December 31 of the second year following the year during which the dividend is paid.
      Furthermore, if an individual non-resident shareholder benefits from any of the above-listed treaties that provides for the transfer of the avoir fiscal or similar tax credits, he or she may be entitled to the refund of the newly implemented tax credit available to French individual shareholders (net of applicable withholding tax), subject to conditions set out by the relevant treaty and completion of formalities ye to be determined by the French tax authorities.

10.16.3 Estate and Gift Tax
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

10.16.4 Wealth Tax
      You will not be subject to the impôt de solidarité sur la fortune (French wealth tax) if both of the following apply to you:

•	you are not a French resident for French tax purposes, and

•	you own less than 10% of our company’s capital stock, either directly or indirectly provided such ownership does not enable you to exercise influence on our company.
      If a double tax treaty between France and your country contains more favorable provisions, you may not be subject to French wealth tax even if one or both of the above statements applies to you.

10.16.5 Taxation of U.S. Investors
      The following is a general summary of certain material U.S. federal income tax and French tax consequences to U.S. Holders of owning and disposing of our shares or ADSs. You will be a “U.S. Holder” if you are the beneficial owner of shares or ADSs and all of the following six points apply to you:

1.	You own, directly or indirectly or through attribution, less than 10% of our company’s share capital or voting stock,

2.	You are any one of the following:

(a)	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

(b)	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia);

(c)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(d)	a trust if a court in the U.S. is able to exercise primary supervision over the administration of the trust, and if one or more U.S. persons have the authority to control all substantial decisions of the trust.

3.	You are entitled to the benefits of the U.S.-France income tax treaty under the “Limitation on Benefits” article of that treaty,

4.	You are not also a resident of France,

5.	You hold your shares or ADSs of our company as capital assets, and

6.	Your functional currency is the U.S. dollar.
      When referring to the U.S.-France income tax treaty, we refer to the income tax treaty currently in force between the U.S. and France, the “Convention between the Government of the U.S. and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital,” signed on August 31, 1994, and any protocols thereto.
      For purposes of the U.S.-France income tax treaty and U.S. federal income tax, deposits or withdrawals of shares by you for ADSs will not be subject to U.S. federal income tax.
      Special rules may apply to U.S. expatriates, banks, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply the mark-to-market method of accounting, persons holding their shares or ADSs as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules are not discussed in this report.
      If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.
      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing, proposed, and temporary U.S. Treasury regulations thereunder, judicial decisions, administrative pronouncements, French law and regulations and the U.S.-France income tax treaty, all as currently in effect as of the date hereof, and all of which are subject to change or changes in interpretation possibly with retroactive effect. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with its terms. Investors of our shares or ADSs should consult their own tax advisors concerning the U.S. federal, state and local tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

(i)	Taxation of Dividends

Dividends paid in 2004
      Under the U.S.-France income tax treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that such Holder establishes before the date of payment that such Holder is a resident of the United States under the U.S.-France income tax treaty in accordance with the procedures described below.
      Specific Treaty benefits and procedures for Eligible US Holders. Subject to certain conditions and filing formalities, an individual U.S. Holder may have been entitled to a payment equal to the avoir fiscal (net of the 15% withholding tax) with respect to dividends paid in 2004 by French companies, if he or she attested that he or she was subject to U.S. Federal income taxes on the payment of the avoir fiscal and the related dividend (an “Eligible U.S. Holder”).
      Generally, dividends paid to an Eligible U.S. Holder in 2004 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if (i) such Holder duly completed and provided the paying agent with Treasury Form RF 1 A EU-No. 5052 (the “Form”) before the date of payment of the relevant dividend, or (ii) if completion of the Form was not possible prior to the payment of dividends, such Holder duly completed and provided the paying agent with a simplified certificate (the “Simplified Certificate”) stating that (a) such Holder was a U.S. resident as defined pursuant to the provisions of the U.S.-France income tax treaty, (b) such Holder’s ownership of the ADSs or shares was not effectively connected with a permanent establishment of fixed base in France, (c) such Holder owned all the rights attached to the full ownership of the ADSs or shares, including, but not limited to, dividend rights, (d) such Holder met all the requirements of the U.S.-France income tax treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such Holder claimed the reduced rate of withholding tax and payment of the avoir fiscal. Holders of ADSs could provide the Form or the Simplified Certificate to the Depositary provided that the Depositary was given sufficient time to file such Form or Simplified Certificate with the French paying agent before the date of payment.
      If an Eligible U.S. Holder did not file a completed Form or, where applicable, the Simplified Certificate, before the dividend payment date, the French withholding tax was withheld at the rate of 25%. Such holder may claim a refund of the excess withholding tax and the avoir fiscal payment from the paying agent by completing and filing the Treasury Form before December 31 of the second year following the year during which the dividend was paid.
      In all cases, any avoir fiscal is generally paid to Eligible U.S. Holders within 12 months of filing the relevant document, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the relevant form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

Treaty benefits and procedures for Non-Eligible U.S. Holders.
      Dividends paid in 2004 to a U.S. Holder other than an Eligible U.S. Holder (a “Non-Eligible U.S. Holder”) were generally subject to French withholding tax at the reduced rate of 15%, provided, however, that such holder filed French Treasury Form RF1 B EU-No. 5053 with the paying agent before the date of payment of the dividends.
      If a Non-Eligible US Holder did not file the Form RF1 B EU-No. 5053 before the dividend payment date, the French withholding tax was withheld at the rate of 25%. Such holder may claim a refund of the excess withholding tax from the paying agent by completing and filing the Treasury Form before December 31 of the second year following the year during which the dividend was paid. In all cases, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the relevant form, but not before January 15th following the end of the calendar year in which the related dividend is paid.
      Non-Eligible U.S. Holders are no longer entitled to the refund of the avoir fiscal in respect of dividends paid in 2004, but they should nonetheless be entitled to the refund of any précompte tax paid in cash by French companies with respect to such dividends, if they file Treasury Form RF 1 B EU 5053 before December 31 of the second year following the year during which the dividend was paid.

Dividends paid from 2005 on
      Dividends paid from 2005 on to a U.S. Holder benefiting from the reduced rate of the dividend withholding tax under the U.S.-France income tax treaty may be subject to the 15% withholding tax rate immediately upon payment of the dividends if such U.S. Holder provides the paying agent with a certificate (the Certificate) along the lines of the model provided by the French tax authorities in their Administrative Guidelines 4 J-1-05, dated February 25, 2005, before the dividend payment date.
      If a U.S. Holder entitled to a reduced withholding tax rate does not file a completed Certificate before the dividend payment date, the French withholding tax will be levied at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax from the paying agent by completing and providing the paying agent with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31 of the second year following the year during which the dividend is paid.
      Eligible U.S. Holders may also be entitled to claim the refund of the French newly implemented tax credit (net of the applicable withholding tax) attached to dividends paid from 2005 on, provided however that they meet the conditions of the U.S.-France income tax treaty for such transfer and comply with the formalities yet to be determined by the French tax authorities.
      The relevant forms or, where applicable, the Certificates together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary shall arrange for the filing of all forms or Certificates, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.
      Subject to the discussion in “Passive Foreign Investment Company Status” below, for U.S. federal income tax purposes, the gross amount of any distribution and any related avoir fiscal or similar French tax credit, including any French withholding tax, will be included in your gross income as ordinary income when any such payment is received by you (or the depositary, if you hold ADSs). Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income, or, in the case of certain U.S. holders, “general category” income.
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
      If you are an accrual method taxpayer, for taxable years beginning before 2005, you must translate French taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for French taxes relative to your U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. holder may elect to translate French taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the IRS.
      French withholding tax imposed on the dividends you receive and on any avoir fiscal or similar French tax credit at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may alternatively choose to claim a deduction, provided a deduction is claimed for all of the foreign taxes you pay in a particular year. A deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. You are urged to consult your own tax advisor regarding the availability of foreign tax credits.
      Certain U.S. holders (including individuals and some trusts and estates) are eligible for reduced rates of U.S. federal income tax on many items of income. “Qualified dividend income” received by such holders in taxable years beginning before January 1, 2009 generally will be taxed at the rates applicable to capital gains, including the 15% maximum rate (rather than the higher rates of tax generally applicable to other items of ordinary income). For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, the company is not a passive foreign investment company for the corporation’s taxable year in which the dividend was paid, or the preceding year, and (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The U.S.-France income tax treaty has been identified as a qualifying treaty.) If we were to pay any dividends during the 2005-2006 taxable year with respect to our shares and ADSs, they may constitute “qualified dividend income” for U.S. federal income tax purposes, provided that we are not classified as a passive foreign investment company for the 2005-2006 taxable year (see “Passive Foreign Investment Company Status” below). You are urged to consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular situation and regarding the computation of your foreign tax credits with respect to any qualified dividend income paid by us, as applicable.
      The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or deductions in respect of qualified dividends by U.S. Holders of ADSs. Accordingly, the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the U.S. Treasury with respect to ADSs.

The Précompte
      Subject to the discussion in “Passive Foreign Investment Company Status” below, for U.S. federal income tax purposes, the gross amount of any précompte paid to you, including any French withholding tax, will be included in your gross income as ordinary income in the year you receive it. It will generally constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). The amount of any précompte paid in euros, including any French withholding taxes, will be equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date the précompte is included in income which, for a U.S. holder of ADSs, will be the date of receipt by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

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
      Please see the discussion below under “Passive Foreign Investment Company Status” for a discussion of the consequences of a sale of our shares or ADSs if you have owned our shares or ADSs during any year in which we were a PFIC (as defined below). If you did not own any shares or ADSs while we were a PFIC, or if you have made the deemed sale election discussed below, for U.S. federal income tax purposes, you will generally recognize capital gain or loss if you sell, exchange or dispose of your shares or ADSs in an amount equal to the U.S. dollar value of the difference between the amount realized for the share or ADS and your adjusted basis in the share or ADS. Such gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual, any capital gain or loss generally will be subject to U.S. federal income tax at preferential rates if you meet specified minimum holding periods.

(iii) Passive Foreign Investment Company Status
      We believe, based on the review of our June 2005 year-end financial statements, that we should not be classified as a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2005. We believe, however, that we were classified as a PFIC for the taxable years ended June 30, 2004, 2003 and 2002. We cannot assure you, however, that the Internal Revenue Service or a U.S. court would agree with our conclusion. There also is no assurance that we will not become a PFIC in future taxable years. A non-U.S. corporation is classified as a PFIC for any taxable year, if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than royalties derived from the licensing of computer software that the licensor developed, created or produced), or gains on the disposition of certain minority interests) or at least 50% of the average value of its assets (determined on the basis of a quarterly average) consist of assets that produce, or are held for the production of, passive income.
      Our determination as to our PFIC status is based on the composition of our income, a current valuation of our passive assets (such as cash), and our market capitalization during the 2005 taxable year (which is derived in part from the trading price of our shares and therefore is subject to change). The determination of whether we are or will be a PFIC must be made annually as of the end of each taxable year and is a function of all the facts and circumstances.
      If are you a U.S. Holder of our shares or ADSs, you should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our shares or ADSs, and as to the effects and advisability of making a mark-to-market or deemed sale election (as discussed below) with respect to your InfoVista shares or ADSs. Further information regarding PFIC status and the elections is available on our official website at www.inforvista.com. PLEASE BE ADVISED THAT EACH SHAREHOLDER MUST MAKE AN INDIVIDUAL DETERMINATION AS TO WHETHER TO MAKE A MARK-TO-MARKET OR DEEMED SALE ELECTION AND THE CONSEQUENCES THEREOF. ACCORDINGLY, WE ARE UNABLE TO GIVE YOU SPECIFIC ADVICE IN THIS REGARD, AND EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR.
      If you were a U.S. Holder of our shares or ADSs at any time when we were a PFIC, the PFIC rules may subject you to the following potential adverse U.S. tax consequences, even in years for which we are not classified as a PFIC, unless you make a mark-to-market election or make a deemed sale election as described herein:

•	Any access distribution (generally, your ratable share of distributions received in any taxable year that are greater than 125% of the average annual distributions received by you in the three preceding taxable years (or your holding period, if shorter)) and any gain realized on the sale or other disposition (or deemed to be realized by reason of a pledge) of the shares or ADSs would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the holding period of the shares or ADSs;

•	All gains or excess distributions allocated to prior years generally would be taxed at the highest applicable tax rate of each prior year;

•	An interest charge in respect of the deemed deferral benefit would be imposed on the resulting tax attributable to each of these prior taxable years; and

•	Dividends paid by a company that was classified as a PFIC in the year of the dividend, or the company’s previous taxable year, will not qualify for “qualified dividend income” status and are not eligible for the reduced rates for taxation available to some individual U.S. Holders.
      The elections described below are available to U.S. Holders of shares or ADSs that may serve to alleviate some of the adverse tax consequences of the PFIC regime.

Mark-to-Market Election
      You can avoid the interest charge by marking a mark-to-market election with respect to your shares or ADSs, provided that the shares or ADSs are “marketable.” Shares or ADSs will be marketable if they are regularly traded on certain U.S. stock exchanges (including Nasdaq), or on certain non-U.S. stock exchanges (including Compartment C of Eurolist by Euronexttm). For these purposes, the shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. (Any trades that have as their principal purposes meeting this requirement will be disregarded).
      If you choose to make a mark-to-market election, you must include in ordinary income for each taxable year for which election is in effect an amount equal to the excess, if any, of the fair market value of your shares or ADSs as of the close of the taxable year over your adjusted tax basis in the shares or ADSs. In addition, you may claim an ordinary loss deduction of the excess, if any, of your adjusted tax basis in the shares or ADSs over the fair market value of the shares or ADSs at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. Your adjusted tax basis will be increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. Gain upon an actual sale or other disposition of the shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares or ADSs will be treated as an ordinary loss to the extent of any prior net mark-to-market gains. The U.S. or foreign source of any income or loss is determined as if the amount were a gain or loss (as the case may be) from the sale of stock in the PFIC. Persons considering the mark-to-market election should note that although it avoids the interest charge associated with the PFIC regime, all income derived from the affected shares will be taxable as ordinary income (and capital gain treatment will be unavailable). A mark-to-market election applies to the taxable year in which the election is made and to each subsequent year and therefore in general is irrevocable. (Exceptions are provided if either the shares or ADSs cease to be marketable or the IRS consents to revocation of the election). If you do not make a mark-to-market election for the first year in which you own your shares or ADSs and we are a PFIC, the interest charge will apply to any mark-to-market gain recognized in the later year that the election is first made. U.S. Holders also are urged to consult their tax advisors as to the application of the 2004 finalized Treasury regulations under Section 1296 of the Internal Revenue Code to their particular situation.
      If you are not classified as a PFIC for any taxable year in which you sell or dispose of our shares or ADSs, you will not be required to include mark-to-market gain or loss pursuant to the rules described immediately above. Rather, gain or loss from the sale or disposition of shares or ADSs generally will be treated as capital gain or loss. Under current Treasury regulations, cessation of our status as a PFIC will not, however, terminate a mark-to-market election. Thus if we are a PFIC in a taxable year after a year in which we are not treated as a PFIC, a U.S. Holder’s original election (unless the shares or ADSs cease to be marketable or the IRS consents to revocation of the election) continues to apply and the U.S. holder must include any mark-to-market gain or loss in such year.
      You are advised to consult your own tax advisors as to the advisability of, and the procedure and timing of making the mark-to-market election in connection with your holding of shares or ADSs in any taxable year.

Election to Recognize Gain on Deemed Sale upon Cessation of PFIC status
      Unless you have elected under the mark-to-market rules above, in any year in which we are not classified as a PFIC, you generally will continue to be subject to the general PFIC rules as discussed above unless you make an election to recognize gain on the deemed sale of our stock. If you make this deemed sale election you will be treated as having sold your shares or ADSs on the last day of the last taxable year in which we are classified as a PFIC. Any gain on the deemed sale will be considered to have been earned pro rata over your holding period in the shares or ADSs and must be included in ordinary income. The tax on the gain is based on the value of the tax deferral and will include an interest charge as described above in the case of the general PFIC rules. After making this election, you must increase your adjusted tax basis in the shares or ADSs by the amount of gain recognized. You cannot recognize any loss realized on the deemed sale, and your basis would not be affected in such case.
      To make this election, you must not have previously made a mark-to-market election at any time. You must file an amended income tax return for your taxable year that includes our last taxable year in which we were classified as a PFIC and you must do so within three years of the due date, as extended, for your return for that taxable year. You must attach to the amended return either IRS Form 8621 or a statement containing the information required therein.
      We will continue to monitor our PFIC status annually, and we will notify you should we be classified as a PFIC in future years.
      YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING ANY DECISION TO MAKE (OR REFRAIN FROM MAKING) ANY ELECTION THAT MAY BE AVAILABLE TO YOU. BECAUSE ANY SUCH DECISION WILL DEPEND UPON YOUR OWN PARTICULAR TAX SITUATION AND MAY HAVE SIGNIFICANT AND CONTINUING U.S. TAX CONSEQUENCES, WE ARE UNABLE TO GIVE ADVICE IN THIS REGARD. FOR ADDITIONAL INFORMATION, PLEASE CONSULT THE INSTRUCTIONS TO IRS FORM 8621 “Return by a Shareholder of a Passive Foreign Investment Company or Qualified Election Fund”.

(iv)	French Estate and Gift Taxes
      Under the Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts, signed November 24, 1978, if you transfer your shares or ADSs by gift, or if they are transferred by reason of your death, that transfer will only be subject to French gift or inheritance tax if one of the following applies:

•	you are domiciled in France at the time of making the gift, or at the time of your death, or

•	you used the shares or ADSs in conducting a business through a permanent establishment or fixed base in France, or you held the shares or ADSs for that use.

(v)	French Wealth Tax
      French wealth tax does not generally apply to shares or ADSs if the holder is a resident of the U.S. for purposes of the U.S.-France income tax treaty.

(vi) U.S. Information Reporting and Backup Withholding
      Dividend payments made to you and proceeds paid from the sale, exchange or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Internal Revenue Service Form W-8BEN) in connection with payments received in the U.S. or through U.S.-related financial intermediaries.
      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

10.16.6 Where You Can Find More Information
      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports and other information with the SEC. This annual report on Form 20-F is being filed pursuant to the Exchange Act. This report summarizes the content of contracts and other documents that we refer you to. Since this report may not contain all of the information that is important to you, you should review the full text of these documents.
      Since we are a foreign private issuer, we and our shareholders are exempt from some of the Exchange Act reporting requirements. The reporting requirements that do not apply to us or our shareholders include the proxy solicitation rules and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we are not required to file annual, quarterly or current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, as long as we are required to do so, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also intend to file semi-annual reports on Form 6-K. Documents submitted to or filed with the SEC are available on the SEC’s website at www.sec.gov. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549, and at its regional offices at 233 Broadway, New York, NY 10279 New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

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
      Most of our sales are denominated in euro and in U.S. dollar and the euro is the most important currency influencing our costs. Our cash is primarily denominated in euro and U.S. dollars. We hold modest amounts of cash in British pounds against outflows for short-term operational reasons.
      We estimate that a ten-percent adverse change between the euro and the U.S. dollar exchange rate would impact reported financial results for the year ended June 30, 2005 by approximately €334,000. We estimate that a ten-percent adverse change between the euro and the British pound foreign exchange rate would impact reported financial results for the year ended June 30, 2005 by approximately €67,000.

11.3	INTEREST RATES
      As of June 30, 2005, since we have no long-term indebtedness , we are exposed to interest rate risk primarily on our cash and cash equivalents and on our marketable securities. The amount of the later subject to variable interest rates is €21,310 as of June 30, 2005. During the years ended June 30, 2005, 2004, and 2003, we did not engage in any interest rate hedging.

11.4	SHARES
      As of June 30, 2005, we held shares in Network Physics and also treasury stock that had a historical cost of €1.0 million and €4.5 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of current value of Network Physics. The treasury stock is recorded at historical cost. The value of those shares is subject to fluctuation, which could adversely affect our financial condition. To date, we have not engaged in any hedging of these shares.

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

	As of June 30, 2005

	Carrying	Fair
	Amount	Value

	(In thousands)
Cash and cash equivalents	€8,781	€8,781
Marketable securities	€24,965	€24,965
Deposits and other assets	€717	€677
      The interest rate used to calculate the fair values of the above financial instruments was 4.01%.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
      Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
      To our knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within thirty days relating to our indebtedness.
      To our knowledge, no payment of dividends is in arrears.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

14.1	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
      To our knowledge, no one (i) has materially modified the instruments defining the rights of holders of our shares or (ii) has materially modified or qualified the rights evidenced by our shares by issuing or modifying any other class of securities.
PART III

ITEM 15.	CONTROLS AND PROCEDURES
      Our CEO and CFO, after participating with our management in evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F, have concluded that as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us, including our consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which this Annual Report is being prepared.
      As discussed in Note 1 of our financial statements, we have hired an external consultant to perform fair value and amortization calculations of our stock compensation expense disclosures. The external consultant is specialized in such calculations and uses more efficient and automated tools than we have in the past. We believe that such new control shall improve the completeness and accuracy over the accounting of such expenses. No other change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15)d-15(f) of the Exchange Act) occurring during the period covered by this Annual Report on Form 20-F has been identified that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      The audit committee includes two financial experts, Messrs. Bernardini and Vassor, as defined in Item 16A of Form 20-F. Messrs. Bernardini and Vassor are considered independent board directors, with “independent” as defined under Nasdaq Marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.
ITEM 16B.     CODE OF ETHICS
      During the year ended June 30, 2005, we adopted a code of ethics as defined in Item 16B of Form 20-F. This document was approved by the board of directors on April 23, 2005. It includes a code of conduct, a supplemental code of conduct, and a whistleblower procedure, and is publicly available on our website.

ITEM 16C.     PRINCIPAL INDEPENDENT AUDITOR FEES AND SERVICES
      Principal independent auditor fees recorded in our accounts for the year ended June 30, 2005 were as follows:

	Ernst & Young
	and other		PricewaterhouseCoopers
	member firms(1)		and other member firms			S&W Associés

	2005	2005	2005	2005	2004	2005	2005	2004

	(In thousands unless otherwise stated)
Audit fees	€225		€60		€206	€39		€29
Audit-related fees	—		2		18	—		—

Sub-total	225	100%	62	4%	224	39	100%	29
Legal, tax and social	—		53		39	—		—
Services’ fees	—		—		—	—		—
All other fees	—		—		11	—		—

Sub-total	—	—	53	96%	50	0	—	0

Total	€225	100%	€115	100%	€274	€39	100%	€29

(1)	Ernst & Young has been appointed statutory auditor of InfoVista S.A. for the year ended June 30, 2005.
      Our Audit Committee is responsible, amongst other matters, for the oversight of our statutory auditors. To the extent permitted by the mandatory provisions of French law, the Audit Committee pre-approves any auditing services, within the meaning of the U.S. Sarbanes- Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “SOX Act”), in particular those services set out above. The Audit Committee also pre-approves non-audit services permitted under French law and the SOX Act proposed for the statutory auditors.
      During fiscal year 2005, no Audit-related fees, Legal, tax and social fees, Services’ fees or other non-audit fees provided to us by our statutory auditors were approved by the Audit Committee, pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES
Issuer Purchases of Equity Securities

			Total Number of Shares	Maximum Number of
			Purchased as Part of	Shares that May Yet
	Total Number of	Average Price Paid	Publicly Announced	Be Purchased Under
Period	Shares purchased	per Share (in euros)	Plans or Programs	the Plans or Programs

July 2004	—	—	1,835,454	63,738
August 2004	—	—	1,835,454	64,188
September 2004	—	—	1,835,454	66,763
October 2004	—	—	1,140,000	767,307
November 2004	—	—	1,140,000	697,862
December 2004	—	—	1,140,000	702,149
January 2005	—	—	1,140,000	702,149
February 2005	—	—	1,139,840	705,102
March 2005	—	—	1,139,840	709,665
April 2005	—	—	1,139,840	711,952
May 2005	—	—	1,139,840	711,327
June 2005	31,286	4.52	1,151,854	700,618
July 2005	79,569	5.12	1,153,687	698,785
August 2005	52,934	4.96	1,187,520	665,152
September 2005	21,580	4.82	1,198,724	657,167

Total	185,369

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.     EXHIBITS

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of July 21, 2005)
4.1	License to Commercialize “ObjectStore,” “ObjectStore Performance Expert” and “ObjectStore Runtime,” between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, filed on December 8, 2000, Commission File Number 000-30838)
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1 filed on June 22, 2000, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1 filed on June 22, 2000, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1 filed on June 22, 2000, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8 filed on January 24, 2002, Commission File Number 333-81300)
4.6	2003 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F filed on October 23, 2003, Commission File Number 000-30838)
4.7	2004 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F filed on October 1, 2004, Commission File Number 000-30838).
4.8	2005 Stock Option Plan (unofficial English translation)
4.9	Employment Agreement dated January 26, 2004 between InfoVista SA. and Gad Tobaly (incorporated by reference to exhibit 4.6 to Form 20-F filed on October 1, 2004, Commission File Number 000-3083).
8	Subsidiaries of the Registrant (see “Information on the Company — General Information Concerning the Share capital of the Company — Subsidiaries and Investments”)
10.1	Consent of Ernst & Young Audit.
10.2	Consent of PricewaterhouseCoopers Audit.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of InfoVista S.A.
      We have audited the accompanying consolidated balance sheets of InfoVista S.A. as of June 30, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the consolidated financial position of InfoVista S.A. as of June 30, 2005, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG Audit

Represented by Jean-Yves Jégourel
Paris-La Défense, France
October 3, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of InfoVista S.A.:
      In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, after the restatements described below, in all material respects, the financial position of InfoVista S.A. and its subsidiaries at June 30, 2004 and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As described in Note 1 “Stock purchase options and stock warrants” and Note 2 “Marketable Securities”, these financial statements have been restated for the presentation of pro forma information relating to the accounting for stock based compensation for 2003 and for the classification of marketable securities for 2004 and 2003.
Neuilly-sur-Seine, France
July 27, 2004, except for Notes 1 and 2
for which the date is October 14, 2005
PricewaterhouseCoopers Audit

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	Year Ended June 30,

	2005	2004	2003

Revenues
License revenues	€19,049	€16,076	€13,246
Service revenues	15,292	12,611	12,276

Total revenues (Note 14)	34,341	28,687	25,522
Cost of revenues
Cost of licenses	857	681	914
Cost of services	5,917	5,722	6,215

Total cost of revenues	6,774	6,403	7,129

Gross profit	27,567	22,284	18,393
Operating expenses
Sales and marketing expenses	15,396	14,802	16,513
Research and development expenses (Note 15)	6,651	6,081	7,036
General and administrative expenses	5,574	4,346	5,167
Stock compensation expense	—	44	38
Restructuring costs (Note 17)	—	2,495	1,590
Impairment of fixed assets	4	608	150
Amortization of acquired intangibles	158	380	380

Total operating expenses	27,783	28,756	30,874

Operating loss	(216)	(6,472)	(12,481)
Other income (expense):
Realized gains on marketable securities	440	622	1,218
Net foreign currency transaction losses	(46)	(109)	(231)
Other (expense) income	(18)	9	5

Income (Loss) before income taxes	160	(5,950)	(11,489)
Income tax expense (Note 8)	(36)	(254)	(36)

Net income (loss)	€124	€(6,204)	€(11,525)

Basic net income (loss) per share	€0.01	€(0.35)	€(0.61)

Diluted net income (loss) per share	€0.01	€(0.35)	€(0.61)

Basic weighted average shares outstanding (Note 20)	17,271,171	17,778,929	18,843,308

Diluted weighted average shares outstanding (Note 20)	20,936,182	17,778,929	18,843,308

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of June 30,

	2005	2004

		(1) As restated
ASSETS
Cash and cash equivalents	€8,781	€5,070
Marketable securities (Note 2)	24,965	27,606
Trade receivables, net of allowance of €253 and €387 (Note 18)	11,310	8,367
Prepaid expenses and other current assets (Note 3)	2,071	2,399

Total current assets	47,127	43,442
Fixed assets, net (Note 4)	2,200	2,449
Intangible assets, net (Note 5)	1,158	1,234
Investment in equity securities (Note 6)	1,027	1,027
Deposits and other assets (Note 7)	717	701

Total long-term assets	5,102	5,411

Total assets	€52,229	€48,853

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,465	€2,614
Accrued salaries and commissions	2,523	1,680
Accrued social security and other payroll taxes	1,026	818
Deferred revenue	7,202	5,453
Accrued VAT	1,541	1,384
Other current liabilities	363	537

Total current liabilities	15,120	12,486
Other long term liabilities	113	113
Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock, par value of €0.54 per share (18,524,721 and 18,950,920 shares authorized and issued, 17,372,867 and 17,115,466 shares outstanding) (Note 13)	10,003	10,233
Capital in excess of par value of stock	84,893	84,982
Accumulated deficit	(52,189)	(52,313)
Unrealized losses on available for sale securities	(33)	(96)
Cumulative translation adjustment	(1,200)	(1,236)
Less common stock in treasury (1,151,854 and 1,835,454 shares), at cost	(4,478)	(5,316)

Total stockholders’ equity	36,996	36,254

Total liabilities and stockholders’ equity	€52,229	€48,853

(1)	Presentation of balance sheet for prior period has been restated as described in Note 2
The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except for share and per share data)

					Capital in	Accumulated
	Numbers of	Numbers of			Excess of	Other
	Ordinary	Treasury	Common	Treasury	Par Value of	Comprehensive	Deferred
	Shares	Shares	Stock	Stock	Stock	Loss	Compensation	Total

Balance, June 30, 2002	19,866,560	6,753	€10,728	€(72)	€85,839	€(35,839)	€(38)	€60,618
Exercise of stock options	16,250	—	9	—	10	—	—	19
Subscription and exercise of stock warrants	—	—	—	—	3	—	—	3
Stock compensation expense	—	—	—	—	—	—	38	38
Purchase of treasury stock	—	1,938,054	—	(2,912)	—	—	—	(2,912)
Common stock issued from treasury	—	(100,000)	—	193	17	—	—	210
Retirement of treasury stock	(1,080,173)	(1,080,173)	(584)	1,737	(1,153)	—	—	0
Components of comprehensive loss:
Net loss	—	—	—	—	—	(11,525)	—	(11,525)
Currency translation adjustment	—	—	—	—	—	(370)	—	(370)
Unrealized gain on available for sale securities	—	—	—	—	—	337	—	337

Comprehensive loss								(11,558)

Balance, June 30, 2003	18,802,637	764,634	10,153	(1,054)	84,716	(47,397)	0	46,418
Exercise of stock options	124,950	—	67	—	182	—	—	249
Subscription and exercise of stock warrants	23,333	—	13	—	17	—	—	30
Stock compensation expense	—	—	—	—	44	—	—	44
Purchase of treasury stock	—	1,100,820	—	(4,310)	—	—	—	(4,310)
Common stock issued from treasury	—	(30,000)	—	48	23	—	—	71
Components of comprehensive loss:
Net loss	—	—	—	—	—	(6,204)	—	(6,204)
Currency translation adjustment	—	—	—	—	—	(98)	—	(98)
Unrealized gain on available for sale securities	—	—	—	—	—	54	—	54

Comprehensive loss								(6,248)

Balance, June 30, 2004	18,950,920	1,835,454	10,233	(5,316)	84,982	(53,645)	0	36,254
Exercise of stock options	268,255	(1,160)	145	2	426	—	—	573
Purchase of treasury stock	—	31,286	—	(141)	—	—	—	(141)
Retirement of treasury stock	(694,454)	(694,454)	(375)	951	(576)	—	—	0
Common stock issued from treasury	—	(19,272)		26	61	—	—	87
Components of comprehensive income:
Net income	—	—	—	—	—	124	—	124
Currency translation adjustment	—	—				36	—	36
Unrealized gain on available for sale securities	—	—	—	—	—	63	—	63

Comprehensive income								223

Balance, June 30, 2005	18,524,721	1,151,854	€10,003	€(4,478)	€84,893	€(53,422)	€0	€36,996

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except for share and per share data)

	Year Ended June 30

	2005	2004	2003

		(1)As restated	(1)As restated
Cash flows from operating activities:
Net income (loss)	€124	€(6,204)	€(11,525)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of fixed assets	912	1,033	1,218
Loss on disposal and impairment of fixed assets	36	608	161
Amortization of intangibles	469	647	633
Stock compensation expense	—	44	38
Provision for bad debt	(20)	113	(3)
Sale (Purchase) of trading securities, net	2,703	11,419	13,788
Changes in operating assets and liabilities:
Trade receivables	(2,757)	(3,325)	2,419
Prepaid expenses and other current assets	336	201	(409)
Deposits and other assets	(13)	(192)	136
Trade payables	(193)	(783)	(1,079)
Accrued expenses	1,017	79	460
Deferred revenue	1,640	1,227	958
Other current liabilities	(16)	118	(454)
Other long term liabilities	1	79	10

Net cash provided by operating activities	4,239	5,064	6,351
Cash flows from investing activities:
Purchase of fixed assets	(732)	(487)	(702)
Purchase of investments in an affiliate	—	(90)	(937)
Purchase of intangible assets	(337)	(113)	(75)

Net cash used by investing activities	(1,069)	(690)	(1,714)
Cash flows from financing activities:
Payments of debt	—	—	(305)
Proceeds from exercise of stock options	573	249	19
Proceeds from subscription and exercise of stock warrants	—	30	3
Purchase of treasury stock	(141)	(4,310)	(2,912)
Proceeds from issuance of treasury stock	87	71	210

Net cash provided (used) by financing activities	519	(3,960)	(2,985)

Net change in cash and cash equivalents	3,689	414	1,652
Effects of exchange rate changes	22	(123)	(189)

Increase in cash and each equivalents	3,711	291	1,463
Cash and cash equivalents at beginning of period	5,070	4,779	3,316

Cash and cash equivalents at end of period	€8,781	€5,070	€4,779

(1)	Presentation of cash flows for prior periods have been restated as described in Note 2
The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
1 — SIGNIFICANT ACCOUNTING POLICIES

Description of business
      InfoVista S.A. and its subsidiaries (the “Group”) design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology (“IT”) infrastructure, including networks, servers and applications. In addition, the Group provides service support for the installation, implementation, training and maintenance of its products. The Group products are part of the software market segment known as Service Level Management (“SLM”). The Group markets its products to telecommunication companies, Managed Service Providers (“MSPs”) and large enterprises. The Group maintains its headquarters in Les Ulis (near Paris), France with subsidiaries located in Europe, Americas and Asia.

Principles of consolidation and basis of presentation
      The consolidated financial statements of the Group have been prepared in conformity with U.S. generally accepted accounting principles.
      The accompanying consolidated financial statements include the accounts of InfoVista S.A. and its subsidiaries. All intercompany balances and transactions have been eliminated. During the year ended June 30, 2005, InfoVista Enterprise Solution (“IES”) was liquidated and the Group purchased the remaining minority shares of InfoVista (Asia-Pacific) Pte Ltd. Investments in which the Group is not able to exercise significant influence over the investee are accounted for under the cost method.
      Consolidated companies are the following as of June 30, 2005:

			Commencement of
	Country of		Inclusion in Consolidated
Company	Incorporation	% of Ownership	Financial Statements

InfoVista S.A. (parent)	France	—	—
InfoVista Corporation	USA	100.00	1997
InfoVista UK Ltd	Great Britain	100.00	1999
InfoVista GmbH	Germany	100.00	1999
InfoVista (Asia-Pacific) Pte Ltd	Singapore	100.00	2000
InfoVista BNL NV	Belgium	100.00	2001
InfoVista IBE SA	Spain	100.00	2001
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

Foreign currency translation
      Generally, the functional currency of Group’s entities is the applicable local currencies in accordance with Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation”, while the Group’s reporting currency is the euro.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
      All assets and liabilities of the Group entities with functional currencies other than euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) stockholder’s equity accounts at historical exchange rates. Translation gains or losses are recorded in cumulative translation adjustment as a separate component of stockholders’ equity. Generally, realized and unrealized transaction gains or losses are reflected in other income (expense).
      Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholder’s equity. As of June 30, 2005 and 2004, the unrealized net transaction losses amounted to €(7,294) and €(7,736), respectively.

Revenue recognition
      The Group’s revenue is derived from two primary sources: software license fees and service fees, which include maintenance, consulting and training services. The Group recognizes revenue pursuant to the requirement of Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”.
      Revenues from sales of licenses to end-user clients are generally recognized when (1) the Group enters into a legally binding arrangement with an end user client, 2) the Group delivers the software (assuming no significant remaining obligations exist), 3) collection of the resulting receivable is probable and 4) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. The Group recognizes reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which the Group receives either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. The Group recognizes license revenues from Original Equipment Manufacturers (“OEM”) either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.
      The Group’s software licenses generally do not include acceptance provisions. If a license agreement includes an acceptance provision and an uncertainty exists about customer acceptance, the Group does not recognize revenue until the earlier of the receipt of a written customer acceptance or the expiration of the acceptance period.
      The Group’s software license arrangements generally include maintenance services for an initial period, typically 12 months. Generally, the subsequent year maintenance services are automatically renewable for subsequent 12-month periods, unless either party cancels the maintenance agreement. Payments for maintenance fees are generally made in advance and are non-refundable. The Group recognizes revenues from maintenance services ratably over the contractual maintenance term.
      Many of our software arrangements include consulting, training and other support services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis. If payment of consulting services is based upon acceptance, consulting revenues are recognized upon completion and receipt of customer’s written acceptance. If an arrangement does not qualify for separate accounting of the software license and consulting services, then software license revenue is generally recognized together with the consulting services using

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
either the percentage of completion or completed contract method. Revenue from training and other support services is recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. Service revenues are not shared between resellers and the Group. End-users either enter into a service contract directly with the Group or with a reseller. The Group accounts for the reimbursement of “out-of-pocket” expenses as service revenues, as these costs are incurred.
      Since licenses are almost always sold with maintenance services, the Group recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on services are generally allocated from the delivered license portion of the fee to the undelivered service portion. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.

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

Intangible assets
      Intangible assets consist primarily of licensed technology and royalty advances, patents and trademarks, along with acquired intangibles that were acquired through business combinations. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated using the straight-line method over the shorter of the contractual or estimated useful life of the assets, as follows:

Patents and trademarks	10 years
Acquired intangibles	4 years
      Licensed technology and royalty advances, which pertain to payments by the Group for the license of technology used in the Group’s products, are stated at cost less accumulated amortization. Costs of licensed technology and royalty advances are amortized using the greater of (1) the straight-line method over their estimated economic lives or (2) current period revenue to anticipated total revenues during the license period. The estimated economic life of licenses technology and royalty advances is generally less than eight years.

Fixed assets
      Fixed assets are stated at their historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which are as follows:

Furniture and fixtures	10 years
Computers and hardware	5 years
Leasehold improvements	10 years
Purchased software	3 years
      Leasehold improvements are depreciated over the lesser of its useful life or the remaining period of the existing leases. Repairs and maintenance expenditures are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is recognized as an operating expense.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Impairment of Long Lived Assets
      Long lived assets and identifiable intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future undiscounted cash flows is compared to the asset’s carrying value to determine if impairment exists pursuant the requirements of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived-Assets.” If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the assets’ carrying value over the fair value.

Trade receivables
      Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.

Cash, cash equivalents, and marketable securities
      The Group considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Other investments such as Societe d’Investissement à Capital Variable (“SICAV”) and Fonds Commun de Placement (“FCP”) are considered marketable securities.
      The Group accounts for its marketable securities investments in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”. Equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The sale of trading securities is accounted for using the first in first out cost method. Equity securities not classified as trading securities are classified as available-for-sale securities, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.

Income taxes
      The Group accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are computed based on the difference between the financial and income tax bases of assets and liabilities using currently enacted applicable tax rates. SFAS 109 requires that the deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred income taxes relating to translation adjustments are allocated to other comprehensive income (loss).

Research and development of computer software
      The Group accounts for software development costs in accordance with SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the consolidated statement of operations.
      Research and development expenses consist primarily of personnel costs (salaries and facilities) associated with software development, amortization of any capitalized software costs, and technological acquisitions of third party software (which are not considered to have reached technological feasibility at the date of acquisition).

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
      To date, the establishment of technological feasibility of the Group’s products and their general release substantially coincide. As a result, the Group has not capitalized any internal software development costs since such costs have not been significant.

Fair value of financial instruments
      As of June 30, 2005 and 2004, the carrying values of current financial instruments such as cash and cash equivalents, marketable securities, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments.

Concentrations of credit risk
      The Group maintains its cash, cash equivalents, and marketable securities with high credit quality financial institutions. The Group is averse to principal loss of its marketable securities and seeks to preserve its invested funds by limiting default risk, market risk and reinvestment risk. The Group closely monitors extensions of credit and has not experienced significant credit losses in the past.

Stock options and warrants
      The shares issued as a result of the exercise of stock options or warrants are accounted as an increase of the Group’s share capital as of the date of exercise.

Treasury stock
      Treasury stock purchases are accounted for at cost. The sale of treasury stock is accounted for using the first in first out cost method. Gains on the sale or retirement of treasury stock are accounted for as additional paid-in capital whereas losses on the sale or retirement of treasury stock are recorded as additional paid-in-capital to the extent that previous net gains from sales or retirements of treasury stock are included therein; otherwise the losses shall be recorded to accumulated deficit account. Gains or losses from the sale or retirement of treasury stock do not affect reported results of operations.

Net income (loss) per share
      Basic net income (loss) per share is computed using the weighted average number of shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and stock warrants granted and not yet exercised with an exercise price greater than the average fair market value for such respective period. All dilutive equivalent shares that have an antidilutive effect are excluded from the computation of net income (loss) per share.

Advertising costs
      Advertising costs are expensed as incurred. For the years ended 2005, 2004 and 2003 advertising costs are not material.

Stock purchase options and stock warrants
      The Group accounts for its stock options and purchase stock warrants issued to employees pursuant to the provisions of Accounting Principles Board (“APB”) 25, “Accounting for Stock Issued to Employees,” and related interpretations whereby compensation cost is measured, at the measurement date, as the difference between the market value of stock and the exercise price (the intrinsic value method). The measurement date corresponds to the date on which both the number of shares subject to grant and the exercise price per share

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
are known. In accordance with APB 25, the Group recognizes stock-based employee compensation cost over the vesting period.
      The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Year Ended June 30,

			2003
	2005	2004	(1)As restated

Net income (loss), as reported	€124	€(6,204)	€(11,525)
Total stock-based employee compensation expense included in the determination of net income (loss) as reported, net of related tax effects	—	44	38
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,514)	(1,077)	(2,859)

Pro forma net loss	€(1,390)	€(7,237)	€(14,346)

Net income (loss) per share:
Basic and diluted — as reported	€0.01	€(0.35)	€(0.61)

Basic and diluted — pro forma	€(0.08)	€(0.41)	€(0.76)

(1)	For the year ended June 30, 2003, the Group previously disclosed a total stock-based employee compensation expense determined under the fair value based method of €(7,646), proforma net loss of €(19,135) and proforma basic and diluted net income (loss) per share of €(1.02). During fiscal year 2005, the Group re-performed historical SFAS 123 calculations, using an external consultant. The Group realized that certain forfeitures were improperly accounted for during the year ended June 30, 2003. As a result, the Group has restated the above amounts for the year ended June 30, 2003.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
      Information with respect to the Group’s stock option grants and the computation of fair value, using the Black Scholes evaluation model method, follows:

	Year Ended June 30,

	2005	2004	2003

Weighted average fair value per share for stock options and warrants granted
— whose exercise price exceeds the market price of the stock on the grant date	€1.26	€2.13	€0.86
— whose exercise price equals the market price of the stock on the grant date	€1.53	€1.52	€1.33
Weighted average exercise price
— whose exercise price exceeds the market price of the stock on the grant date	€3.92	€3.94	€1.52
— whose exercise price equals the market price of the stock on the grant date	€3.79	€2.32	€1.84
Total fair value of stock options and warrants granted	€1,348	€2,211	€1,231
Weighted average assumptions:
Expected holding period (years)	5.2	3.7	3.6
Risk-free interest rate	3.02%	2.91%	3.67%
Volatility	40.00%	84.77%	102.40%
Expected dividend yield	N/A	N/A	N/A

Recent accounting pronouncements
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123(R), “Share-Based Payment”, which is a revision of SFAS 123, “Accounting for Stock Based Compensation”. Statement 123(R) supersedes APB 25, “Accounting for Stock Issued to Employees”, and amends SFAS 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) generally requires share-based payments to employees and directors, including grants of employee stock options and stock purchase warrants, to be recognized in the statement of operations based on their fair values. Pro forma disclosure of fair value recognition will no longer be an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1) Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date of adoption and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

2) Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123 either for all prior periods presented or prior interim periods of the year of adoption.
      On April 14, 2005, the Securities and Exchange Commission announced that the SFAS 123(R) effective transition date will be extended to annual periods beginning after June 15, 2005. The Group expects to adopt this new standard on July 1, 2005, using the modified prospective method. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as prescribed under current accounting rules. This requirement will

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
reduce net operating cash flows and increase net financing cash flows in periods after adoption. Total cash flow will remain unchanged from cash flow as it would have been reported under prior accounting rules. As permitted by SFAS 123, the Group currently accounts for share-based payments to employees and directors using APB 25’s intrinsic value method. As a consequence, the Group generally recognizes no compensation cost for employee stock options and stock purchase warrants. Although the adoption of SFAS 123(R)’s fair value method will have no adverse impact on our balance sheet or total cash flows, it will affect our net income (loss) and diluted earnings (loss) per share. The actual effects of adopting SFAS 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, the valuation model we use to value future share-based payments to employees and directors and estimated forfeiture rates. See SFAS 123 disclosures in Note 1, “Stock purchase options and stock warrants”, for the effect on reported net income (loss) and earnings (loss) per share if we had accounted for our stock option and stock purchase warrant plans using the fair value recognition provisions of SFAS 123.
      On December 16, 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”. SFAS 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS 153 is effective for nonmonetary asset exchanges beginning July 1, 2005. Management does not believe adoption of SFAS 153 will have a material effect on our consolidated financial position, results of operations or cash flows.
      On June 7, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections”, a replacement of APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the SFAS does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of SFAS 154 will have a material effect on our consolidated financial position, results of operations or cash flows.
2 — MARKETABLE SECURITIES
      The table below presents the fair market value of our trading and available-for-sale investments:

	As of June 30, 2005			As of June 30, 2004

		Available		Trading	Available
	Trading	for Sale		Securities(1)	for Sale	Total(1)
	Securities	Securities	Total	As restated	Securities	As restated

SICAV and FCP	€18,998	€—	€18,998	€21,702	€—	€21,702
KLEBER 2006	—	5,967	5,967	—	5,904	5,904

Total	€18,998	€5,967	€24,965	€21,702	€5,904	€27,606

(1)	For the years ended June 30, 2004 and 2003, the Group recorded certain investments, known as SICAV and FCP, as cash and cash equivalents. These highly liquid investments represent units of ownership in a portfolio of underlying investments that are primarily low risk and that are mostly, but not exclusively short-term (less than 90 days) fixed maturity dates. During fiscal year 2005, the Group reviewed the nature of these investments and discovered that certain of the Group’s SICAV and FCP underlying investments contained equity instruments and investments whose maturity date is greater than 3 months. As a result, the Group has restated all SICAV and FCP, which were previously recorded in cash and cash

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

equivalents, to short-term marketable securities in the accompanying consolidated financial statements. The restated balance sheet as of June 30, 2004 now reflects cash and cash equivalents totaling €5,070 (previously reported as €26,772) as well as marketable securities totaling €27,606 (previously reported as €5,904). This restatement also resulted in changes in the Group’s consolidated statements of cash flows. Since cash and cash equivalents no longer include such investments, the net purchase and sale of SICAV and FCP has been presented as operating activities for all periods presented, as these investments have been designated as trading securities. The Group has also reclassified certain amounts related to the purchase of intangible assets, amortization of intangibles and changes in deposits and other assets in the consolidated statements of cash flows for the years ended June 30, 2004 and 2003. The restated consolidated statements of cash flows for the years ended June 30, 2004 and 2003 now reflect net cash provided by operating activities of €5,064 (previously reported as cash used by operating activities of €6,468) and €6,351 (previously reported as cash used by operating activities of €7,513), respectively, and net cash used by investing activities of €690 (previously €577) and €1,714 (previously €1,639), respectively. There was no impact on net income (loss) or stockholders’ equity as a result of this restatement.
      Realized gains on trading securities of €440, €622, and €1,218 have been included in net income (loss) for the years ended June 30, 2005, 2004, and 2003, respectively. There are no unrealized gains or losses as of June 30, 2005 and 2004.
      On January 17, 2002, the Group invested €6,000 in KLEBER 2006. The Group has the ability to sell the security on a weekly basis before its maturity date at published market rates. The value of KLEBER 2006 is benchmarked against a collection of equity investments, but the original cost of €6,000 is guaranteed if held to the maturity date, which is January 2006. As of June 30, 2005 and 2004, the Group recorded unrealized losses of €33 and €96, respectively for marketable securities available-for-sale. No realized gains or losses on marketable securities available-for-sale have been included in net income (loss) for the years ended June 30, 2005, 2004, and 2003.
3 — PREPAID EXPENSES AND OTHER CURRENT ASSETS
      Prepaid expenses and other current assets are comprised of the following:

	As of June 30

	2005	2004

Prepaid expenses	€641	€618
Value Added Taxes receivable	1,303	1,417
Other	127	364

Total prepaid expenses and other current assets	€2,071	€2,399

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
4 — FIXED ASSETS, NET
      Fixed assets, net are comprised of the following:

			Disposals
	June 30,		and		Currency	June 30,
	2004	Additions	Write-Offs	Reclass	Variation	2005

Gross Value
Purchased software	€1,321	€66	€55	€—	€(2)	€1,330
Computers & hardware	2,923	567	377	(13)	1	3,101
Leasehold improvements	1,076	65	8	—	2	1,135
Furniture & fixtures	775	5	6	13	2	789

Total	€6,095	€703	€446	€—	€3	€6,355

Accumulated Depreciation
Purchased software	€1,037	€144	€55	€99	€(2)	€1,223
Computers & hardware	1,756	551	349	(6)	(4)	1,948
Leasehold improvements	539	136	4	(67)	12	616
Furniture & fixtures	314	81	2	(26)	1	368

Total	€3,646	€912	€410	€—	€7	€4,155

Total fixed assets, net	€2,449	€(209)	€36	€—	€(4)	€2,200

5 — INTANGIBLE ASSETS, NET
      Intangible assets, net are comprised of the following:

			Disposals
	June 30,		and		Currency	June 30,
	2004	Additions	Retirements	Reclass	Variation	2005

Gross Value
Patents & trademarks	€268	€68	€—	€(5)	€—	€331
Licenses technologies & royalty advances	1,576	325	8	201	—	2,094
Acquired intangibles	1,520	—	1,520	—	—	0

Total	€3,364	€393	€1,528	€196	€0	€2,425

Accumulated Depreciation
Patents & trademarks	€42	€44	€—	€(5)	€—	€81
Licenses technologies & royalty advances	726	267	8	201	—	1,186
Acquired intangibles	1,362	158	1,520	—	—	0

Total	€2,130	€469	€1,528	€196	€0	€1,267

Total intangibles assets, net	€1,234	€(76)	€0	€0	€0	€1,158

      The acquired intangibles consist in the core technology purchased through the acquisition of TISS Intra GmbH on December 2, 2000. This fully depreciated asset was retired during the year ended June 30, 2005.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
6 — INVESTMENT IN EQUITY SECURITIES
      As of June 30, 2005 and 2004, the investment in equity securities of €1,027 corresponds to non-cumulative, redeemable preferred stock shares in Network Physics, a private U.S.-based corporation that recently started its business activities. During the year ended June 30, 2005 and 2004, the Group did not believe that it had significant influence over Network Physics. As a result, the Group has continued to account for this investment at cost. As of June 30, 2005 and 2004, the Group’s investment in Network Physics represented approximately 4% and 7% of their outstanding voting stock.
      Management regularly reviews the continued progress and financial performance of Network Physics, along with future business plans and other prospective information. Since the Group’s initial investment, Network Physics continues to incur losses and use cash on operating activities. During the year ended June 30, 2005, Network Physics raised capital with new and existing shareholders that led to a post money valuation that did not yield any impairment over the Group’s investment. In addition, the Group performed revenue multiple valuation analysis in June 2005 that did not yield any impairment over the Group’s investment. As of June 30, 2005, based on available information, management considers no impairment should be recorded to reduce the carrying value of this investment.
7 — FAIR VALUE OF LONG TERM DEPOSITS
      As of June 30, 2005 and 2004, the fair value of long-term deposits was €677 and €655 respectively, compared to book values of €717 and €701, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.
8 — INCOME TAXES
      Income (loss) before income taxes is as follows:

	Year Ended June 30,

	2005	2004	2003

France	€5,154	€3,120	€(909)
Others	(4,994)	(9,070)	(10,580)

Total	€160	€(5,950)	€(11,489)

      The provision for income taxes consists of the following:

	Year Ended June 30,

	2005	2004	2003

Current income tax expense	€(36)	€(254)	€(36)
Deferred income tax expense	—	—	—

Total	€(36)	€(254)	€(36)

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Effective tax rate
      Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

	Year Ended June 30,

	2005	2004	2003

French Statutory tax rate	33.83%	34.32%	34.32%
Income tax provision computed at French Statutory tax rate	€54	€(2,042)	€(3,943)
Permanent differences	(237)	(8)	60
Change in valuation allowance	183	2,050	4,003
Withholding & annual minimum income taxes	36	254	36

Income tax provision	€36	€254	€36

Deferred taxes and valuation allowance
      Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of June 30,

	2005	2004

Deferred tax liabilities:
Depreciation	€(61)	€(39)
Others	(81)	(29)

Total deferred tax liabilities	(142)	(68)
Deferred tax assets:
Net operating loss carryforwards	15,718	16,470
Depreciation	53	—
Others	558	—

Total deferred tax assets	16,329	16,470
Valuation allowance	(16,187)	(16,402)

Net deferred tax assets	€0	€0

      Due to its history of tax losses in tax jurisdictions which account for the Group’s deferred tax assets, the Group does not believe that sufficient objective, positive evidence exists to conclude that recoverability of its deferred tax assets is more likely than not. Consequently, the Group has provided valuation allowances covering 100% of its net deferred tax assets in these respective tax jurisdictions.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Net operating loss carryforwards
      As of June 30, 2005, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
2006	€—
2007	—
2008	—
2009	—
Between 2012 and 2025	24,558
No expiration date	20,745

Total net operating loss carryforwards	€45,303

      Fiscal years ended from June 30, 1997 to June 30, 2005 are subject to tax audit from the respective tax authorities in the countries where the Group’s subsidiaries are incorporated. The Group’s management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Group’s financial position or results of operations.
9 — DEBT

Available lines of credit
      As of June 30, 2005 and 2004, the Group did not have any available lines of credit.
10 — COMMITMENTS AND CONTINGENCIES

Operating leases
      The Group leases its facilities and certain equipment under lease agreements expiring through June 2010. Certain leases have renewal options to extend the lease periods up to an additional three to six years. Certain leases have rent escalation clauses that are either fixed or variable. Such variable rent escalations are based on inflation indices, while any fixed rent escalations are not material.
      As of June 30, 2005, future minimum rental payments under these leases, summarized by fiscal year, are as follows:

Year ending June 30,

2006	€1,381
2007	1,073
2008	967
2009	885
2010	5
Thereafter	—

Total	€4,311

      For the years ended June 30, 2005, 2004 and 2003, the operating rent expenses were €1,746, €1,815 and €2,154, respectively.
      The Group does not have any material capital leases.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Purchase obligations
      As of June 30, 2005, the Group had €916 of purchase obligations that arise from firm purchase orders or contractual obligations with suppliers that shall expire within one year. On such balance sheet date, the Group has not yet received such goods or services, but is committed to pay for them. The Group did not have any purchase obligations that expire beyond one year.

Stock options
      Under French tax law, favorable tax treatment is accorded to the Group and to the employees if, among other things, the shares are held for at least four or five years, depending on the grant date. Except in certain limited circumstances, if the shares are disposed of prior to the end of this four-year or five-year period, social security charges will be borne by both the Group and the employee. Due to the unfavorable tax consequences to the employees for disposing of these shares before the expiration of the four-year or five-year period, it is considered unlikely that such disposals would take place. In addition, in the event an employee disposed of such shares, the Group may seek reimbursement from the employee for any such tax consequence.
      The amount payable by the Group in the event an employee did exercise and sell the shares so obtained before the four-year or five-year period elapsed would be approximately 45% of the difference between the market price of the stock at the exercise date and the exercise price. Assuming the exercise of all stock options vested as of June 30, 2005, the taxes payable for the Group would have amounted to €816 calculated using the closing price of the shares on compartment C of Eurolist by Euronexttm on June 30, 2005. Depending on the future fluctuations of the Group’s share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to the Group’s employees, management believes that the sale of these shares by a significant number of employees is improbable. Therefore, the Group has not recognized a provision for such taxes in the financial statements.

Potential legal contingencies
      The Group has various lawsuits, claims, commitments and contingent liabilities arising from ordinary conduct of its business. However, they are not expected to have a material adverse effect on the Group’s operating results, financial position and cash flows.

Guarantees and indemnification obligations
      The Group enters into agreements in the ordinary course of business with, among others, customers, resellers, OEMs, systems integrators and distributors. Most of these agreements require the Group to indemnify the other party against third party claims alleging that a Group product infringes a patent or copyright. Certain of these agreements require the Group to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions of the Group, its employees, agents or representatives. In addition, from time to time the Group has made certain guarantees regarding the performance of its products and services to customers. Based upon our historical experience and information known as of June 30, 2005, management believes that the liability incurred on the above guarantees and indemnities as of June 30, 2005 is immaterial.
      As of June 30, 2005, the Group is not aware of any other material commitment.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
11 — EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

Foreign currency risk
      The Group is exposed to foreign currency risk since it has foreign operations in the U.S., the United Kingdom and the Asia-Pacific. Most of the Group’s sales are denominated in euro, which is the most important currency influencing the costs, and in U.S. dollars. During the years ended June 30, 2005, 2004, and 2003, the Group has not used derivative financial instruments to hedge its currency exposure.

Interest rate risk
      As of June 30, 2005, the Group is exposed to interest rate risk primarily on its cash and cash equivalents and on its marketable securities. The amount of the later subject to variable interest rates is 21,310 € as of June 30, 2005. During the years ended June 30, 2005, 2004, and 2003, the Group did not engage in any interest rate hedging.
12 — EMPLOYEE RETIREMENT PLANS

French employee retirement plan
      Under French law, the Group must make contributions to government-regulated schemes for retirement plans. There is no actuarial liability in connection with these plans.
      French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. The Group estimates the related liability using assumptions such as discount rate, turnover rate and percentage of average salary increase. Benefits do not vest prior to retirement. There is no formal plan and no funding of the obligation is required. The Group’s obligation as of June 30, 2005 and 2004 was respectively 67 € and 47 €.

U.S. defined contribution plan
      The U.S. subsidiary has a contributory retirement plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute an annual amount not to exceed US$14. For the years ended June 30, 2005, 2004 and 2003, the U.S. subsidiary made a contribution to the plan of €25, €38 and €21, respectively.
13 — CAPITAL (COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

Preemptive subscription rights
      Shareholders have preemptive rights to subscribe on a pro-rata basis for additional shares issued by the Group for cash. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Dividend rights
      Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Group’s by-laws. The Group has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately €48 million as of June 30, 2005. Dividend distributions, if any, will be made in euros.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Treasury Stock
      As of June 30, 2005 and 2004, 1,151,854 and 1,835,454 shares, respectively, were held as treasury stock and available for general corporate purposes.

Stock options
      The Group has six separate stock option plans (the “1999 Plan”, the “2000 Plan”, the “2001 Plan”, the “2003 Plan”, the “2004 Plan” and the “2005 Plan” or, collectively, the “Plans”) pursuant to which stock options may be granted to officers and employees to purchase a specified number of shares at a price determined by the board of directors. The exercise price is generally not below the quoted fair value market share price on the grant date.
      The 1999 Plan, 2000 Plan and 2001 Plan allows the board of directors to grant stock options giving the right to subscribe for 1,126,000, 750,000 and 2,000,000 shares, respectively, for a period of five years from the date of shareholders’ authorization. Under the terms of these plans, stock options granted generally vest over a period of three years with 25% vesting on each of the one year, two year, two and a half year, and third year anniversary of the date of grant. Under the terms of the 1999 Plan and 2000 Plan, stock options expire eight years from the date of grant; under the terms of the 2001 Plan, stock options expire ten years from the date of grant.
      On August 2003, in accordance with the 2000 Plan, the board of directors modified the vesting period of 330,830 stock options for seven employees. These stock options shall vest by the earlier of 25% at the end of each quarter for which the Group will be break even (“adjusted net profit”) or under the terms of the 2000 Plan. As of June 30, 2005, 249,358 of these modified stock options are outstanding and all are fully vested.
      The 2003 Plan and 2004 Plan allow the board of directors to grant stock options giving the right to purchase, respectively, 300,000 and 480,000 existing shares, for a period of three years and two months from the date of shareholders’ authorization. All other terms and conditions are similar to the 2001 Plan.
      The 2005 Plan allow the board of directors to grant stock options giving the right to purchase 360,000 existing shares, for a period of three years and two months from the date of shareholders’ authorization. Under the terms of these plans, stock options granted to employees of French Group entities generally vest 100% after the fourth year anniversary of the date of grant. Stock options granted to employees of non- French Group entities generally vest over a period of three years with 25% vesting on each of the one year, two year, two and a half year, and third year anniversary of the date of grant. Under the terms of the 2005 Plan, stock options expire ten years from the date of grant.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
      A summary of the status of the Group’s stock options under the Plans is as follows:

	Options to subscribe for
	shares		Options to purchase shares

		Weighted		Weighted
	Number of	Average	Number of	Average
	Shares	Exercise Price	Shares	Exercise Price

Balance, June 30, 2002	2,507,701	€3.97	0	€0

Granted	960,800	€1.71	—	€—
Forfeited/ Cancelled	(668,858)	€(4.11)	—	€—
Exercised	(16,250)	€(1.22)	—	€—

Balance, June 30, 2003	2,783,393	€3.17	0	€0

Granted	1,225,730	€2.97	295,180	€2.15
Forfeited/ Cancelled	(888,447)	€(2.50)	(11,300)	€(2.15)
Exercised	(124,950)	€(2.00)	—	€—

Balance, June 30, 2004	2,995,726	€2.82	283,880	€2.15

Granted	517,600	€3.53	392,200	€4.18
Forfeited/ Cancelled	(241,345)	€(5.43)	(28,780)	€(3.07)
Exercised	(268,255)	€(2.12)	(1,160)	€(2.15)

Balance, June 30, 2005	3,003,726	€3.22	646,140	€3.34

      As of June 30, 2005, the Group had 30,250 and 492,700 options to subscribe for shares and options to purchase shares available for grant, respectively.
      The following table summarizes information concerning outstanding and exercisable stock options under the Plans as of June 30, 2005:

	Outstanding			Exercisable

		Weighted-			Weighted-
		Average	Weighted-		Average
	Number of	Remaining Life	Average	Number of	Exercise
Range of Exercise Prices/Share	Shares	(in Years)	Exercise Price	Shares	Price

From €1.01 to 2.00	813,687	4.84	€1.73	650,637	€1.75
From €2.01 to 4.00	2,339,104	7.54	€3.04	1,039,699	€2.21
From €4.01 to 5.00	375,575	8.13	€4.46	82,075	€4.80
From €5.01 to 8.00	0	0.00	€0.00	0	€0.00
From €8.01 to 10.00	36,150	5.97	€8.14	36,150	€8.14
Over €10.01	85,350	4.11	€15.42	85,350	€15.42

Total	3,649,866	6.90	€3.24	1,893,911	€2.87

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Stock warrants
      A summary of the Group’s stock purchase warrants is as follows:

					Total
	Series C	Series E	Series F	Total	Issuable
	Warrants	Warrants	Warrants	Warrants	Shares

Balance, June 30, 2002	57,500	140,624	0	228,124	184,374
Granted	—	—	165,624	165,624	165,624
Forfeited	—	—	—	0	0
Exercised	—	—	—	0	0

Balance, June 30, 2003	57,500	140,624	165,624	393,748	349,998
Granted	—	—	—	0	0
Forfeited	—	(25,000)	(16,667)	(41,667)	(41,667)
Exercised	—	—	(8,333)	(38,333)	(23,333)

Balance, June 30, 2004	57,500	115,624	140,624	313,748	284,998
Granted	—	—	—	0	0
Forfeited	(57,500)	—	—	(57,500)	(28,750)
Exercised	—	—	—	0	0

Balance, June 30, 2005	0	115,624	140,624	256,248	256,248

      On December 9, 1999, and in connection with the issuance of common shares, the Group issued to certain investors and members of management 1,600,000 Series C stock warrants to purchase 800,000 ordinary shares at an exercise price of €4.88 per share for aggregate consideration of €24. These stock warrants were immediately fully vested and expired on December 8, 2004.
      As authorized during the shareholders’ meeting held on December 13, 2001, the Group issued on February 7, 2002 140,624 Series E stock warrants (out of the 195,624 stock warrants authorized) to six board directors, one director of its subsidiary InfoVista (Asia-Pacific) Pte Ltd and the members of the Advisory Committee of InfoVista (Asia-Pacific) Pte Ltd. for aggregate consideration of €6. These stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €4.31 per share. These stock warrants vest over a period of two years with 1/3 vesting on the issue date, first year and second year anniversary of the issue date. These stock warrants expire February 6, 2007.
      As authorized during the shareholders’ meeting held on December 5, 2002, the Group issued on February 10, 2003 165,624 Series F stock warrants (out of the 190,624 stock warrants authorized) to seven board directors for aggregate consideration of €3. These 165,624 stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €1.52 per share. These stock warrants vest over a period of two years with 1/3 vesting on each of the issue date, first year and second year anniversary of the issue date and. These stock warrants expire February 9, 2008.
14 — SEGMENT INFORMATION

Reportable segments
      For management purposes, the Group is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its seven operating entities are located. The enterprise’s chief operating decision-maker, as defined in SFAS 131, “Disclosures about Segments of an Enterprise and Related

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
Information,” the Board of Directors, reviews operating results on the basis of the organization as described above.

Geographic areas
      The following tables present revenue and operating income by country based on country of invoice and long-lived assets by country based on the location of assets:

Revenue analysis

	Year Ended June 30,

	2005	2004	2003

Europe
France	€4,966	€3,666	€3,645
Others	11,584	10,152	8,939

Total	16,550	13,818	12,584
Americas	15,214	12,063	9,603
Asia-Pacific	2,577	2,806	3,335

Total sales to external customers	€34,341	€28,687	€25,522

Operating loss analysis

	Year Ended June 30,

	2005	2004	2003

Europe
France	€(10,268)	€(11,616)	€(15,428)
Others	7,171	5,907	3,278

Total	(3,097)	(5,709)	(12,150)
Americas	2,665	(1,962)	(820)
Asia-Pacific	216	1,199	489

Total operating loss	€(216)	€(6,472)	€(12,481)

Carrying amount of long-lived assets
      Long-lived assets reflect net fixed assets and net intangible assets.

	As of June 30,

	2005	2004

Europe
France	€2,730	€2,772
Others	77	281

Total	2,807	3,053
Americas	469	536
Asia-Pacific	82	94

Total carrying amount of long-lived assets	€3,358	€3,683

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)

Information about major customers
      For the years ended June 30, 2005, 2004 and 2003, no customer individually accounted for more than 10% of consolidated net revenues.
15 — RESEARCH AND DEVELOPMENT EXPENSES
      For the years ended June 30, 2005, 2004, and 2003, technological acquisitions of third party software costs included in research and development expenses were €0, €0, and €959, respectively.
16 — RELATED PARTY TRANSACTIONS
      During the year ended June 30, 2004 and 2003, the Group sold licenses and services to ClariTeam, while the Group’s Chairman and CEO was a board director of ClariTeam and the Chairman and CEO along with other officers and investors of the Group were also shareholders of ClariTeam. For the years ended June 30, 2004 and 2003, the Group recognized revenues from sales to ClariTeam amounting to €29 and €52, respectively. As of June 30, 2004, the Group recorded €0 net trade receivables from ClariTeam and €4 trade payables to ClariTeam. ClariTeam was no longer considered a related party in fiscal year 2005.
      During May 2003, the Group signed an OEM agreement with Ecensity Corporation, a U.S. based company, in order to embed their technology into certain software products in lieu of an annual royalty arrangement. The Group’s Chairman is a board director of Ecensity and the Chairman along with other officers and investors of the Group are also significant shareholders of Ecensity Corporation. For the year ended June 30, 2005 and 2004, the Group incurred €49 and €34 of charges related to the OEM agreement. In January 2005, the Group signed a contract with Ecensity, by which Ecensity grants for €145 a perpetual, worldwide, non-exclusive license to the Group to commercialize Ecensity’s software product. The Group had €58 and €0 trade payables with Ecensity as of June 30, 2005 and 2004, respectively.
17 — RESTRUCTURING COSTS
      The following table summarizes the restructuring charges recorded in the Group’s consolidated statement of operations:

	Year Ended June 30,

	2005	2004	2003

Reduction in its workforce	€—	€795	€1,514
Office rationalization	—	1,700	76

Total restructuring costs and consulting fee	€0	€2,495	€1,590

      The following information outlines each of the individual restructuring plans and related balance sheet information.

2004 Restructuring plan
      During the year ended June 30, 2004, the Group effected a reduction in its worldwide workforce of 16 employees and adopted an office rationalization plan to further consolidate its U.S. offices and reduce the size of the Munich office. In accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, costs associated with the office rationalization were incurred on the cease-to-use date per office location in an amount equal to the fair value of remaining term on lease contracts.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
      The amounts charged against the provision established in fiscal year 2004 are as follows:

		Utilization
	Initial	fiscal year	Ending	Non-cash portion
	provision	2004	balance	of provision

Reduction in workforce	€795	€ (795)	€—	€—
Office rationalization	1,700	(1,700)	—	—

Total	€2,495	€(2,495)	€—	€—

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
      The amounts charged against the provision established in fiscal year 2003 are as follows:

		Utilization	Adjustments
	Opening	fiscal year	fiscal year	Ending
	balance	2004	2004	balance

Reduction in workforce	€62	€—	€(62)	€—
Office rationalization	—	—		—

Total	€62	€—	€(62)	€—

		Utilization
	Initial	fiscal year	Ending	Non-cash portion
	provision	2003	balance	of provision

Reduction in workforce	€1,514	€(1,452)	€62	€—
Office rationalization	76	(76)	—	—

Total	€1,590	€(1,528)	€62	€—

      During the year ended June 30, 2004, the plan was deemed complete which resulted in the reversal of an employee severance claim in sales and marketing expenses.
18 — VALUATION AND QUALIFYING ACCOUNTS
      The following table sets forth activity in the Group’s accounts receivable reserve account:

	Balance at
	beginning of				Currency	Balance at
	year	Provisions	Reversals	Write-offs	variation	end of year

Fiscal year 2003	€586	€248	€(202)	€(122)	€(50)	€460
Fiscal year 2004	€460	€113	€—	€(165)	€(21)	€387
Fiscal year 2005	€387	€89	€(109)	€(110)	€(4)	€253

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except for share and per share data)
19 — PERSONNEL COSTS
      For the years ended June 30, 2005, 2004, and 2003, total personnel costs (salaries, commissions, bonuses and related social charges) amounted to €20,335, €19,122 and €20,880, respectively. For the years ended June 30, 2005, 2004 and 2003, the aggregate compensation for the Group’s executive management team and board directors amounted to €1,473 (9 persons), €1,284 (12 persons) and €1,026 (11 persons), respectively. For the years ended June 30, 2005, 2004 and 2003, the Group’s average headcount was 194, 188 and 201 persons. As of June 30, 2005 and 2004, the Group had no loans or cash advances due from any of the executive management team or board directors.
20 — NET INCOME (LOSS) PER SHARE
      The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended June 30,

	2005	2004	2003

Net income (loss)	€124	€(6,204)	€(11,525)

Weighted average common shares outstanding	17,271,717	17,778,929	18,843,308
Dilutive effect of stock options and warrants	3,664,465	—	—

Dilutive weighted average common shares outstanding	20,936,182	17,778,929	18,843,308

Basic net income (loss) per share	€0.01	€(0.35)	€(0.61)

Diluted net income (loss) per share	€0.01	€(0.35)	€(0.61)

21 — SUBSEQUENT EVENTS

Stock options grants
      On August 8, 2005, the board of directors granted to officers and employees of the Group options to subscribe for shares and to purchase shares, for up to 212,000 shares as follows:

•	stock options giving the right to subscribe for 7,000 shares were granted under the 2001 Plan. Each option will give the right to subscribe for new shares at the price of €5.11 per share,

•	stock options giving the right to purchase 205,000 shares of treasury stock were granted under the 2004 (40,000 options) and 2005 (165,000 options) Plans. The terms and conditions of the 2005 Plan are similar to those of the 2004 Plan, except for the vesting period applicable to the French employees, for which the options granted shall vest four years after the granting date. Each option will give the right to purchase existing shares at the price of €5.11 per share.

Third party software agreement with Progress Software
      On August 31, 2005, we signed an agreement with Progress Software (formerly eXcelon Corporation) to extend our current OEM license agreement. We shall pay Progress Software a $0.9 million upfront license fee for the continued right to embed and commercialize their Objectstore database software in our InfoVista Server upto December 31, 2011. Such previous agreement would have expired on December 31, 2007.

SIGNATURE
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOVISTA S.A.

By:	/s/ Gad Tobaly

Name: Gad Tobaly
Title: Chief Executive Officer
Dated: October 20, 2005

Exhibits Index

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of July 21, 2005)
4.1	License to Commercialize “ObjectStore,” “ObjectStore Performance Expert” and “ObjectStore Runtime,” between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, filed on December 8, 2000, Commission File Number 000-30838).
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1 filed on June 22, 2000, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1 filed on June 22, 2000, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1 filed on June 22, 2000, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8 filed on January 24, 2002, Commission File Number 333-81300)
4.6	2003 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F filed on October 23, 2003, Commission File Number 000-30838)
4.7	2004 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F filed on October 1, 2004, Commission File Number 000-30838).
4.8	2005 Stock Option Plan (unofficial English translation)
4.9	Employment Agreement dated January 26, 2004 between InfoVista SA. and Gad Tobaly (incorporated by reference to exhibit 4.6 to Form 20-F filed on October 1, 2004, Commission File Number 000-3083).
8	Subsidiaries of the Registrant (see “Information on the Company — General Information Concerning the Share capital of the Company — Subsidiaries and Investments”).
10.1	Consent of Ernst & Young Audit.
10.2	Consent of PricewaterhouseCoopers Audit.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*	Financial statement schedules are omitted because they are not applicable or because the information required