Form 20-F
period 2006-06-30
INFOVISTA SA
filed 2006-10-10
CIK 1117064

As filed with the Securities and Exchange Commission on October 10, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-30838

InfoVista S.A.
(Exact name of registrant as specified in its charter)

Not Applicable	6 rue de la Terre de Feu
	91940 Les Ulis, France	France
(Translation of registrant’s	(Address of principal	(Jurisdiction of incorporation
name into English)	executive offices)	or organization)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

American Depositary Shares, each representing one Ordinary shares, nominal value €0.54 per share	Nasdaq
Ordinary shares, nominal value €0.54 per share*	Nasdaq
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
18,343,443 common shares at June 30, 2006
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐           Accelerated filer ☑            Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐            Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

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
     The table below sets forth selected consolidated financial data as of and for each of the five years ended June 30, 2006. The data as of and for each of the five years ended June 30, 2006 are derived from our consolidated financial statements, which have been audited by our independent auditors, Ernst and Young Audit for the years ended June 30, 2006 and 2005 and PricewaterhouseCoopers Audit for the years ended June 30, 2004, 2003 and 2002. The audited consolidated financial statements for the years ended June 30, 2006, 2005 and 2004 appear elsewhere in this report.
     All financial data set forth in the following tables are derived from financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). For your convenience, we have also presented United States of America (“U.S.”) dollar amounts, calculated at the rate of U.S. $1.00 = €0.7875 (€1.00 = U.S. $ 1.2699), which was the noon buying rate on September 11, 2006.

	Year ended June 30
(In thousands, except for share and per share data)	2006	2006	2005	2004	2003	2002
	$	€	€	€	€	€

Consolidated Statement of Operations and Comprehensive Income Data:
Revenues
License revenues	28,811	22,686	19,049	16,076	13,246	18,295
Service revenues	22,765	17,925	15,292	12,611	12,276	11,108

Total revenues	51,576	40,611	34,341	28,687	25,522	29,403
Cost of revenues
Cost of licenses	1,011	796	857	681	914	954
Cost of services	9,014	7,098	5,917	5,722	6,220	6,242

Total cost of revenues	10,025	7,894	6,774	6,403	7,134	7,196

Gross profit	41,551	32,717	27,567	22,284	18,388	22,207
Operating expenses:
Sales and marketing expenses	23,025	18,130	15,400	14,846	16,537	16,729
Research and development expenses	9,675	7,618	6,651	6,081	7,042	7,234
General and administrative expenses	8,715	6,862	5,574	4,346	5,170	7,034
Restructuring costs and consulting fee	—	—	—	2,495	1,590	2,377
Impairment of fixed assets	—	—	—	608	150	182
Impairment charge for goodwill	—	—	—	—	—	1,841
Amortization of acquired intangibles assets	—	—	158	380	380	380

Total operating expenses	41,415	32,610	27,783	28,756	30,869	35,777

Operating income (loss)	136	107	(216)	(6,472)	(12,481)	(13,570)
Other income, net	775	610	376	522	992	1,644

Income (loss) before income taxes and minority interest	911	717	160	(5,950)	(11,489)	(11,926)
Income tax expense	(250)	(197)	(36)	(254)	(36)	(12)
Minority interest	—	—	—	—	—	34

Net income (loss)	661	520	124	(6,204)	(11,525)	(11,904)
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(338)	(266)	35	(98)	(370)	(164)
Unrealized gains (losses) on available for sale securities	42	33	63	54	337	(487)

Comprehensive income (loss)	365	287	222	(6,248)	(11,558)	(12,555)

Basic net income (loss) per share	0.03	0.03	0.01	(0.35)	(0.61)	(0.60)
Diluted net income (loss) per share	0.03	0.03	0.01	(0.35)	(0.61)	(0.60)
Basic weighted average shares outstanding	17,810,281	17,810,281	17,271,717	17,778,929	18,843,308	19,733,253
Diluted weighted average shares outstanding	19,315,017	19,315,017	20,936,182	17,778,929	18,843,308	19,733,253

	As of June 30,
(In thousands, except for share and per share data)	2006	2006	2005	2004	2003	2002
		€	€	€	€	€
	$
Consolidated Balance Sheet Data:
Cash and cash equivalents	15,283	12,034	8,781	5,070	4,779	3,316
Marketable securities	33,236	26,170	24,965	27,606	38,971	52,423
Working capital (current assets less current liabilities)	44,665	35,169	32,007	30,956	39,681	53,150
Fixed assets, net	2,678	2,109	2,200	2,449	3,549	4,441
Total assets	72,329	56,952	52,229	48,853	58,433	73,530
Total current liabilities	20,262	15,954	15,120	12,486	11,944	12,851
Total long-term liabilities	286	225	113	113	71	61
Stockholders’ equity	51,782	40,773	36,996	36,254	46,418	60,618
Capital stock (1)	126,148	99,329	94,896	95,215	94,869	96,495

(1)	inclusive of common stock and capital in excess of par value of stock

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
     For your convenience, this report contains translations of certain euro amounts into U.S. dollars. Unless otherwise indicated, dollar amounts have been translated from euros at the rate of $1.00 = €0.7875 (€1.00 = U.S.$1.2699), the noon buying rate in euros on September 11, 2006. The noon buying rate is the exchange rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank. This does not mean that we actually converted these amounts into U.S. dollars at that rate and you should not assume that they could have been converted at that or any other rate. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our American Depository Shares, (“ADSs”) on the Nasdaq National Market (“Nasdaq”).
     In order that you may ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the following table shows the euro/U.S. dollar exchange rate expressed in euros per $1.00.

	Period end rate	Average rate	High	Low
euro/U.S. dollar
September 2006 (through September 11, 2006)	1.29	1.28	1.29	1.27
August 2006	1.28	1.27	1.28	1.25
July 2006	1.27	1.27	1.30	1.25
June 2006	1.29	1.28	1.29	1.26
May 2006	1.25	1.23	1.25	1.21
April 2006	1.21	1.20	1.22	1.19
March 2006	1.19	1.19	1.21	1.19

	Period end rate	Average rate	High	Low
Year ended June 30,
euro/U.S. dollar
2006	1.27	1.22	1.29	1.17
2005	1.21	1.27	1.36	1.20
2004	1.22	1.19	1.29	1.08
2003	1.14	1.05	1.19	0.96
2002	1.00	1.12	1.19	1.00
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
We have incurred significant losses in the past, we cannot guarantee that we will maintain profitability
     During fiscal year 2006, we achieved profitability on an annual basis for the second consecutive year. Prior to the past two fiscal years, we incurred losses. We had net consolidated income (loss) of €0.5 million, €0.1 million, and (€6.2 million) for the years ended June 30, 2006, 2005, and 2004, respectively. As of June 30, 2006, we recorded a consolidated accumulated deficit of €51.7 million.
     Our current business plan targets continued profitability in fiscal year 2007, although we may experience one or more net loss quarters. We cannot guarantee that we shall attain this target of profitability and if we do achieve it, we may not be able to sustain or increase profitability in the future. In particular, our ability to attain this target would be harmed by economic downturns or in certain acquisition scenarios, as discussed in the risk factor “Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position”. We expect our operating expenses to moderately increase from additional cash expenditures.
     Therefore, to maintain profitability, we shall have to increase revenues. We cannot assure that our revenues will increase in the future. If we do not increase revenues, we could experience losses and our operating results could be seriously harmed.
We expect that our quarterly revenues and operating results will fluctuate and this could cause our stock price to fluctuate or decline
     Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future. As a result, we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicators of our future performance.
     Our revenues are difficult to forecast and are also likely to fluctuate significantly from quarter to quarter. Our estimates of sales trends may not correlate with actual revenues in a particular quarter or over a longer period of time. In addition, the continued consolidation in the telecommunications market may drive us to concentrate on very large customer accounts. As a result, the average size of individual orders could become significant in relation to our total revenues. Also, a delay in receiving an order, even from a single account, could have a significant negative impact on our quarterly revenues and operating results. Finally, because of the structure of our sales incentives and our clients’ budgeting procedures, we typically realize a significant portion of software license revenues in the last month of a quarter, frequently in the last weeks or even days of the quarter. Software license revenues in any quarter are difficult to forecast because they are substantially dependent on orders booked and shipped in that quarter. A delay in an anticipated sale past the end of a particular quarter could therefore negatively impact our operating results for that quarter. Variations in the rate and timing of conversion of our sales prospects into actual licensing revenues could cause us to plan or budget inaccurately and those variations could adversely affect our financial results.
     In addition, because our costs will be relatively fixed in the short term, we may be unable to reduce our expenses to avoid or minimize the negative impact on our quarterly results of operations if anticipated revenues are not realized. As a result, our quarterly operating results could be worse than anticipated.
Because we rely on the InfoVista product line and related services for the majority of our revenues today, our failure to market them successfully or to offer other products could weaken our competitive position and adversely affect our results of operations
     We currently derive the majority of our revenues from licensing fees and services related to our InfoVista product family, which includes the VistaFoundation, four pre-packaged solutions and related optional add-on products. Any future acquisitions of businesses or technologies along with new strategic distribution partnerships may provide additional products for us to commercialize. We expect that revenues from our product line and related services will continue to account for a substantial part of our revenues for the foreseeable future.
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
     Our ability to attract new clients depends on a variety of factors, including the reliability, security, flexibility, scalability, price and cost-effectiveness of our software and services as well as our ability to market our software and services effectively. In the enterprise market, competition is even more intense. Our ability to attract new enterprise clients largely depends on our ability to release cost effective solutions that contain “plug and play” features along with solutions that address IT Performance Management reporting on the server and application level.

Our failure to obtain additional large clients or significant opportunities within existing large clients could cause our revenues to decline
     For the years ended June 30, 2006, 2005, and 2004, our five largest clients accounted for approximately 23.2%, 25.2%, and 26.8%, respectively, of our total revenues and our ten largest clients accounted for approximately 37.4%, 36.5%, and 40.5%, respectively, of our total revenues. We anticipate that revenues from large contracts with a small number of clients will continue to be an important part of our operating results in any given period.
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
Because our revenues depend on service providers, including telecommunications companies, adverse trends in these clients’ markets could have a material adverse effect on our results of operations
     For the year ended June 30, 2006, we generated approximately 72.5% of our total revenue from end-users in the service provider industry, which includes telecommunications companies, Internet Service Providers (“ISPs”), Application Service Providers (“ASPs”), Managed Service Providers (“MSP”) and other outsourcers of IT services. A significant portion of our revenues is expected to continue to be attributable to sales of products to service provider clients. Our future performance depends significantly upon the service provider market. In particular, if the willingness of the service provider sector to use our solutions for internal purposes or to incorporate our solutions into their product or service offerings decreased, our business would be harmed.
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
     Errors and defects in our products may result in the loss of, or a delay in, market acceptance of our products, the diversion of development resources, damage to our reputation and increased service and warranty costs. Many of our clients use our products to monitor and manage business-critical applications. Because of this, errors, defects or other performance problems in our software could result in significant financial or other damage to our clients. As a result, our clients could pursue claims against us, which may include a refund of license fees. A product liability claim brought against us, even if not successful, would likely be time consuming and costly to defend and could adversely affect our marketing efforts.
Our failure to adapt to rapid changes in technology or to develop and introduce new products or enhancements to existing products could seriously reduce the demand for our products
     The market in which we compete in is characterized by rapid changes in customer needs, technology and competing products. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. For example, our products are mainly designed to use the industry-standard Simple Network Management Protocol (“SNMP”) and to interact with and report on industry-standard operating systems. New technologies could change the way products like ours are sold or delivered. As a result, the life cycles of our products may be shorter than expected.
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
Our products have a long and variable sales cycle making it difficult to determine if and when a sale will occur

     Our products have a long and variable sales cycle, which is typically between four and nine months in duration. Client purchase decisions often require lengthy budgeting, competitive evaluation and approval processes that accompany significant capital expenditures for technical products such as ours. Secondly, clients frequently begin by evaluating our products on a limited basis, typically for 30 days, devoting time and resources to testing them before they decide whether or not to purchase a license. Last of all, clients may defer orders in anticipation of releases of new software or enhancements by us or our competitors.
     As a result of the long and unpredictable sales cycle, we may face difficulty in completing sales, which can cause us to incur costs and mobilize resources with no resulting revenue, and which, in addition, can cause our quarterly operating results to vary widely.
Our failure to adequately protect our intellectual property could harm our competitive market position
     Our success depends upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection. Our failure to protect our technology adequately may lead to the development of similar technology by third parties and reduce our software license revenues. We have three French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The second is for a modeling process for an information system, in particular with a view to monitoring the quality-of-service and a measurement and modeling system implementing this process. These two French patents expire on January 29, 2017. Both of these patents have received extensions in the U.S., with the two corresponding U.S. patents issued which expire on January 29, 2018, and we also have extensions pending in Europe. The third patent is for an indirect addressing method and system for locating a target element in a communication network. This French patent expires on December 7, 2021, and we also have extensions pending in Europe and in the U.S. During the year ended June 30, 2006, we also filed three new French patents applications so as to strengthen our intellectual property and protect the most sensitive aspect of our research and development. These applications are still pending.
     We have registered the trademark “InfoVista” in a number of countries, including Europe (as a European Trademark) and the U.S., and have registered trademarks as well as pending trademark applications pending in a number of other jurisdictions.
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
Claims that our products infringe the proprietary rights of others could harm our sales and increase our costs
     Other companies or individuals, including our competitors, may have or obtain patents or other proprietary rights that could prevent, limit or interfere with our ability to make, use or license our software. Furthermore, companies in the software market are increasingly bringing suits alleging infringement of their proprietary rights by others, particularly patent rights. As a result, a court may decide that we have infringed on the proprietary rights of others. We have received, and may in the future, receive communications alleging possible infringement by us of patents and other intellectual property rights of others.

     We could incur substantial costs to defend any litigation brought against us, regardless of its merits, and our failure to prevail in intellectual property litigation could force us to do one or more of the following:
•	cease making, licensing or using products or services that incorporate the challenged intellectual property;

•	obtain and pay for licenses from the holder of the infringed intellectual property right, which licenses might not be available on acceptable terms, if at all;

•	redesign our products, which could be costly and force us to interrupt product licensing and releases, or might not be feasible at a reasonable cost or at all; or

•	refund license fees paid to us as a result of indemnification guarantees.
Our inability to maintain and establish new relationships with strategic partners and other indirect sales relationships could cause our revenues to decline
     Our sales strategy requires that we establish and develop long-term relationships through indirect sales channels. Our indirect sales channels include systems integrators who offer IT integration and project management services to their customers and provide our products as part of a broader solution; original equipment manufacturers (“OEMs”), who incorporate our products into their own products; and technology consultants who typically provide wide ranging consulting services to their clients and refer those clients either directly to us or to one of our systems integrators for the supply of products and/or services. We have also developed strategic joint product development and marketing relationships which include developing compatible products, cross training personnel and implementing joint marketing. We intend to continue to develop new relationships with indirect resellers and strategic marketing partners. Our success will depend in large part on our ability to develop and maintain these additional relationships and on the performance and success of these third parties. We may not be able to further develop and fully benefit from our existing relationships. In addition, we cannot predict the extent to which our indirect channels will be successful in marketing our products or the degree to which we will be able to develop compatible products or successful joint market programs.
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
Our inability to hire and retain key personnel would slow our growth
     Our business is dependent on our ability to hire, retain and motivate highly qualified senior management and other key personnel. Our performance is substantially dependent on the performance of key technical, sales and senior management personnel. We do not maintain key person life insurance policies on any of our employees. Qualified individuals are in high demand and we may not be able to attract the personnel that we need. The loss of the services of any key personnel or our inability to attract qualified additional personnel could harm our business.
We will be increasingly susceptible to risks associated with our international operations, which could harm our operating results
     Our international presence will subject us to a variety of risks, including:

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
     If adequate funds are not available on acceptable terms, we may be unable to fund our operating activities or take advantage of acquisition or other opportunities, both of which could seriously harm our business and operating results. If we issue debt, the debt holders would have rights senior to shareholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, shareholders may experience dilution.
We may incur tax expenses as a result of stock options issued to French based employees
     French tax law allows for a favorable tax regime for stock options provided that, among other considerations, the shares resulting from the exercise of stock options, by employees who were resident in France at the date of grant, are not sold for a period of either four or five years (depending upon the deemed date of grant) from the date of grant of the stock options. If any of our employees who were French residents at the date of grant of the stock options, exercises the stock options and sells the resulting shares before the end of the relevant four or five year holding period, we could be required to pay French social charges on those amounts. If the resulting shares are sold or transferred prior to the expiration of the applicable holding period, a less favorable tax regime applies to the employee. For this reason, we do not consider the premature sale of such shares very probable and accordingly we have not made a provision in our financial statements for this potential risk. In the event that such employees exercise their stock options and sell the resulting shares prior to the expiration of the four or five year holding period, we would have to pay social charges in an amount equivalent to approximately 45% of the difference between the market price at the date of the exercise and the exercise price.
Changes to current accounting policies could have a significant effect on our reported financial results or the way in which we conduct our business
     We prepare our financial statements in accordance with U.S. GAAP, which is a body of accounting principles and interpretations that are subject to interpretation and influence by the American Institute of Certified Public Accountants, the Securities and Exchange Commission (“SEC”) and various bodies formed to interpret and create appropriate accounting policies. In addition, we prepare our financial statements in conformity with International Financial Reporting Standards (“IFRS”). The International Accounting Standards Board, which is the body formed to create the international standards, has undertaken a convergence program to eliminate a variety of differences between IFRS and U.S. GAAP.
     Changes in these or other rules, or the questioning of current practices, may have a significant adverse effect on our reported operating results or in the way in which we conduct our business.
We are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.
     Currently, Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting beginning with fiscal year 2007. Section 404 also requires our statutory auditors to report on management’s assessment of internal control over financial reporting and on the effectiveness of the current year internal control over financial reporting beginning with fiscal year 2008. This is a new requirement and we do not have significant experience in complying or assessing compliance with this new regulation.
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

We may decide to deregister from the SEC and delist from the NASDAQ
     Over the past months, the SEC has been considering proposed changes in regulation that may facilitate SEC deregistration for foreign private issuers with limited U.S. resident shareholders. Depending on the nature of any future regulations, along with our eligibility to comply with such potential regulations, we may elect to deregister from the SEC and delist from the NASDAQ in order to reduce current and future increasing compliance costs that are associated with our SEC registration. We cannot predict how market prices of our shares or our reputation with customers and other third parties would be affected by any potential deregistration and delisting. In addition, we could incur substantial costs to defend any litigation brought against us, regardless of its merit, as a result of any potential deregistration and delisting.
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
     3.3.2      Risks Related to our Industry
If the Service Level Management (“SLM”) market or the Performance Management segment in particular, declines or fails to grow, demand for our products will be reduced
     We derive all of our revenues from the sale of products and services designed to allow our clients to monitor, analyze and report on the performance, availability and quality-of-service of IT infrastructure, including networks, servers and applications. Our products are a part of the software market segment known as SLM. The market for SLM and performance reporting solutions is relatively immature, rapidly evolving and will likely consist of an increasing number of competitors. If that market fails to develop, or develops more slowly than expected, our business and operating results could be seriously harmed.
Our competitive landscape is continuously evolving and highly intense and we may not be able to compete effectively in such an environment
     Our software is designed for use in the rapidly evolving and highly competitive IT Performance Management market, where competition is intense. In addition, our competitive market has experienced significant consolidation through mergers and acquisitions. Our failure to maintain and enhance our competitive position could seriously harm our ability to license our products and sell our services and, therefore, our operating results. Our primary source of competition comes from suppliers of comparable products. For sources of actual or potential competition please see “Item 4.13. Competition”.
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
     3.3.3      Other Risks
The price of our shares and ADSs is highly volatile and could decline significantly
     The price of our shares and ADSs has been highly volatile since our listing on the Nouveau Marché of Euronext Paris (now on Compartment C of Eurolist by Euronext™) and Nasdaq on July 7, 2000. For example, between our initial public offering and the date of this report, the price of our shares on the Nouveau Marché has fluctuated between €1.15 on July 11, 2002 and €57.00 on October 24, 2000. On September 11, 2006, the price of our shares on the Compartment C of Eurolist by Euronext™ was €4.82. See “Item 9. The Offer and Listing Price History of the Stock” for historical price data on our shares and ADSs. The stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices of securities, particularly securities of technology and computer software companies. As a result, shareholders may experience a material decline in the market price of our shares, regardless of our operating performance. Price declines in our shares could result from a variety of factors, including many outside our control. These factors include:
•	the operating results announced by us or the difference between results announced by us and forecasts (published or unpublished) by analysts;

•	the announcement of the results of competitors and other technology companies;

•	important contracts, mergers, acquisitions, strategic partnerships or participations involving our competitors or us; and

•	a modification in analyst forecasts or their investment recommendations regarding us;
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
The effects of fluctuations in international currency exchange rates could have a material adverse impact on the results of our operations and the financial condition of our customers, our subsidiaries and us
     A portion of our assets, earnings and cash flows are denominated in currencies other than the euro, principally the U.S. and Singapore dollars. Fluctuations in the relative value of these currencies to one another could have a material adverse effect on our results of operations and financial condition. To date, we have not engaged in currency hedging as we do not believe such activity would be beneficial. Appreciation of the euro against the U.S. dollar could reduce our competitiveness against our competitors whose revenues and expenses are principally denominated in U.S. dollars.
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
Certain shareholders may not be able to exercise preemptive rights for shares underlying their ADSs
     Under French law, shareholders have preemptive rights (“droits préférentiels de souscription”) to subscribe in cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preemptive rights specifically in respect of any offering, either individually or collectively, at an extraordinary general shareholders’ meeting. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Compartment C of Eurolist by Euronext™. U.S. holders of ADSs may not be able to exercise preemptive rights for the shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, is effective with respect to such rights or an exemption from the registration requirements thereunder is available. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement, as well as the indirect benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs, and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such a registration statement. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights cannot be exercised by an ADS holder, The Bank of New York, as the depositary, will, if possible, sell such holder’s preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders’ interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preemptive rights.
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
The value of the shares that we hold may fluctuate
     As of June 30, 2006, we held shares in Network Physics and also treasury stock that had historical costs of €1.3 million and €5.4 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of the current value of Network Physics. The treasury stock is recorded at historical cost. The value of these shares is subject to fluctuation, which could adversely affect our financial condition. To date, we have not engaged in any hedging of these shares.
Passive Foreign Investment Company Status under the U.S. Internal Revenue Code
     We believe we were not classified as a passive foreign investment company (a “PFIC”) for the year ended June 30, 2006. However, we may be so classified in the future taxable years. If you are a U.S. holder of our shares or ADSs, the PFIC rules generally subject you to potential adverse U.S. tax consequences, including:
•	gains realized on the disposition of shares or ADSs being treated as ordinary income rather than capital gain;

•	the applicability of interest charges on certain dividends and on the disposition of the shares or ADSs; and

•	the failure of any dividends paid to qualify for the reduced rate of taxation generally available for individual U.S. holders.
     There is no assurance that we will not be classified as a PFIC in future years. U.S. holders should refer to Item 10 below in the section “Taxation of U.S. Investors – Passive Foreign Investment Company Status” and are urged to consult their own tax advisors regarding the application of the PFIC rules to their ownership of our shares or ADSs.
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
4.2      GENERAL INFORMATION CONCERNING THE SHARE CAPITAL OF THE COMPANY
     4.2.1      Subsidiaries as of September 11, 2006
     InfoVista S.A. is the primary office for our operations where the majority of research and development activities are performed. Our senior executives are located at InfoVista S.A.’s primary office in Les Ulis France or InfoVista Corporation, our U.S. subsidiary, which has its primary office in Herndon, Virginia, U.S. All of our subsidiaries are financed by InfoVista S.A., the parent company. Worldwide marketing activities are primarily conducted from our U.S. subsidiary with some local presence in other various entities.
     Executive officers primarily execute their respective functions from the InfoVista S.A. headquarters (Les Ulis, France) or the InfoVista Corporation headquarters (Herndon, VA, U.S.). Executive officers of InfoVista S.A. are also officers of certain subsidiaries. The cost of any services rendered by one of our Group companies for the benefit of another Group company are re-invoiced on a cost-plus basis.
     Network Physics, where we have an investment of approximately 4% of their outstanding shares, is not consolidated in our financial results and position.
     InfoVista S.A. owns the majority of our intellectual property rights and trademarks and renders different levels of maintenance services on behalf of its subsidiaries. During the years ended June 30, 2006 and 2005, royalties and services amounting to €14.7 million and €16.1 million were invoiced to subsidiaries mainly for the sale of software licenses and maintenance services.
     4.2.2      Share capital information
     As of July 1st, 2005 and June 30, 2006, the number of ordinary shares issued was respectively 18,524,721 and 19,527,564.

Nominal value of each ordinary share: €0.54
     As of September 11, 2006, the issued share capital amounted to: €10,561,489.56 and the number of ordinary shares issued was 19,558,314 all of which are fully paid up.
4.3      BUSINESS OVERVIEW
     Our company was founded in 1995 by Alain Tingaud, our current Chairman of the board, along with other private investors. Since then, our company has become a developer of technologically advanced service-centric performance management solutions that address multiple areas of IT infrastructure. Our solutions are all based on a single software platform. developed by a research and development team located in France. In May 1997, we began generating sales primarily in Europe from earlier versions of our products and related services including consulting, training and customer support.
     In 1997, we also started commercial activities in the U.S. with the opening of our first subsidiary, InfoVista Corporation, headquarters for the Americas and today one of our three major regions. Subsequently, in 1999, we expanded our commercial activities in Germany and the U.K. In 2000, we expanded further into the Asia-Pacific region with the opening of InfoVista (Asia-Pacific) Pte Ltd in Singapore. In December 2000, we acquired TISS Intra GmbH in Germany to broaden our commercial activities in Central and Eastern Europe and acquired the rights to certain functionalities of their portal technology. In 2001, TISS Intra GmbH was merged with InfoVista GmbH. We continued our commercial activities expansion in 2001 with the opening of InfoVista BNL to cover the Benelux market and InfoVista IBE to address Spain and Portugal. In 2006, we created a subsidiary in Italy with the opening of InfoVista SRL.
     We are a global provider of service-centric IT Performance Management software solutions that assure the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, our solutions are used by hundreds of organizations to monitor the services they deliver, improve IT effectiveness, reduce operating risk, lower total cost of operations and foster competitive differentiation specifically for our service provider customers.
     Our software is based on a multi-tier architecture that is uniquely capable of supporting the most challenging network and server environments. It collects data from large and complex business technology infrastructures; performs real-time analytics; consolidates business and technology service metrics; automates discovery, inventory and configuration management; and presents business-relevant IT service performance information.
4.4      INDUSTRY BACKGROUND
     We market our solutions to service providers (telecom companies, carriers, ISPs, cable and Managed Service Providers) and enterprises. A description of current conditions for purchasing service-centric IT Performance Management solutions in each market follows:
Service Provider Market
     The service provider market continues to rapidly evolve, providing new growth opportunities driven by three key trends: the advent of IP convergence and one of its key applications, Voice over IP; the emergence of Consumer as well as Triple Play service offerings; and increased competition coming from the cable operators, traditionally focused on adjacent markets. IP convergence enables different types of providers to target the same customer need (e.g. consumer voice services) with different technology offerings. In light of these trends, the following key initiatives are being adopted: customer retention and management, measurement and presentation of differentiated SLA (Service Level Agreement) offerings, optimization of network investments and efficiency. Specific drivers at play in this market include:

•	Consolidation among Tier One Service Providers — Mergers between SBC, BellSouth and AT&T, Sprint and Nextel, and Verizon and MCI are expected to slow the market for service assurance and monitoring technologies as the number of buying entities is reduced. Pressure to reduce costs and increase efficiency also compels service providers to consolidate the multiple tools that exist within different business groups in the organization and standardize on a platform that supports performance monitoring and management requirements in the OSS (Operation Support System).

•	New Players — While the Tier One Service Provider market keeps consolidating in the U.S., cable operators worldwide (including in North America) continue their business transformation to become full-fledged providers of IP services to both the consumer and enterprise market. The shift to IP-based technology triggers the need for management tools that can efficiently assure the quality of experience. Both the evolution of the cable companies, and expansion of U.S.-based tier two and tier three service providers should offset the consolidation among tier one service providers.

•	Differentiated and Highly Granular SLAs — Business-to-Business service providers use Service Level Agreements (“SLA”) as an effective strategy to increase customer loyalty, differentiate their services and create new revenue opportunities. As converged IP services become more immediate in their impact (e.g. triple play — voice, data, video) service level measurement systems deployed by providers are shifting to the network edge focusing on the end user impact of these services. In fact, providers must now meet or exceed the high expectations that customers have come to expect from legacy services that were based on dedicated packet switched technology. Stringent SLA measurement and reporting requirements are fueling investments in IT Performance Management. In order to meet high customer expectations, a paradigm shift in the way traffic is being monitored and managed is underway. This major change requires a new type of instrumentation technology known as “Deep Packet Inspection” providing highly granular traffic usage and quality of experience reporting down to the end-user and the business application.

•	Optimizing Network Efficiency — Metro Ethernet, DSL, fiber to the home and secured IP VPN continue to require major investments in infrastructure and associated new service assurance tools. Increased competition and demands for new investments also mean that greater scrutiny is being placed on maintaining capital efficiency and utilization rates. At the same time, converged MPLS traffic with different Class of Service (“CoS”) prioritizations and the deployment of new equipment introduce new degrees of complexity in network management. Quality of Service (“QoS”) oriented network performance monitoring and reporting is critical to provide operational staff proactive visibility of service degradations to initiate problem resolution. Similarly, underutilized network capacity needs to be identified via trend analysis and monitoring and rebalanced to achieve targeted returns on investment.

•	Managed Services — The search for new revenue streams among service providers and growing comfort with remotely delivered services (e.g. remote network management) among enterprises is fueling the growth of outsourcing and managed network-centric services (IP Telephony, LAN, WAN, Security etc.). Managed service entities have evolved in all types of providers including carriers, system integrators and traditional outsourcers. That brings with it increased challenges of delivering the right quality of service and the need for ensuring improved visibility of the health and availability of those IT services. Portal-based customer reporting that provides enterprise customers the visibility into how their business systems are being supported and managed is a key component of a managed services offering.

Enterprise Market
     The enterprise market for IT infrastructure management has returned to growth after a slowdown in the early part of the decade with IT increasingly viewed as a critical underpinning of the business. However, the discipline of the lean years, when IT was focused on cost cutting and doing more with less, remains. Enterprises must evaluate and manage IT from a business perspective necessitating the adoption of IT and business service management technologies and processes. Specific drivers at play in this market include:
•	Service-Centric Management — IT is transforming from a ‘bottom-up’ resource-centric management of infrastructure approach, where IT was a cost center to business operations with no strategic visibility or responsibility, to a ‘top-down’ service-centric management approach, where IT is a critical component of business delivery. CIO’s and their business line organizations demand that IT be aligned with business objectives. Concurrently, performance measures like individual resource availability are being replaced by end-user centric service quality measurements (SQM) that reflect the actual health of business services.

•	IP Convergence — New IP-enabled networked applications are delivering more tools and capabilities to businesses to connect, collaborate and leverage their intellectual and human capital worldwide. IP telephony, instant messaging and collaboration, presence services, conferencing etc. all provide ways to cut down organizational response time and improve effectiveness of enterprise teams while also holding down costs. However, moving from legacy packet switched networks to new generation IP/MPLS networks also has concomitant costs. Job roles and responsibilities, for example, when traditional trunk telephony moves to IP Telephony, are morphing, requiring organizations to staff different skill sets, undertake retraining, re-organize and adopt new ways of management. Again, effective IT Performance Management of these converged and typically real-time services (e.g. voice and video conferencing over IP networks) is proving critical to transition, measure and manage new IT organizations.

•	Selective Sourcing — Enterprise businesses continually look for higher productivity gains and returns at lower costs. With the evolution of new generation communication and collaboration technologies, the costs of managing technology in-house have also multiplied. Hence businesses are actively considering outsourcing non-core IT operations to MSP’s while core areas that make strategic sense or represent areas of key intellectual property or efficiency continue to be sourced from in-house corporate IT organizations. This duality of selectively farming out different IT services to MSP’s based on their competencies and in-sourcing other core tasks as a ‘shared service’ is termed selective sourcing. In this scenario, the management of multiple vendor relationships delivering multiple services that come together to support an ultimate business service is a key driver for continued performance and service level management growth in the Enterprise.

•	Automation and Processes — The ascendancy of service-centric management as an IT way of life, also demands higher levels of automation and shared process adoption from IT management products and technologies. Enterprise customers expect higher embedded intelligence and analytics within their management tools that can aid them in proactively identifying, troubleshooting and resolving problems to support service level delivery. Automated processes and technologies such as auto-discovery driven services, centralized Configuration Management Data Base (“CMDB”) technologies, and standardized process frameworks like the Information Technology Infrastructure Library (“ITIL”) are all gaining market acceptance as the means to make Service-centric IT management a reality.

     4.5      STRATEGY
          To sustain our growth strategy, we have pursued the following key objectives in fiscal year 2006:
• Innovate and deliver high-value solutions in our core markets: All our key performance solutions covering network, systems and servers and our IP Telephony management solution for Cisco have experienced major enhancements throughout 2006 to increase market penetration, address evolving customer needs and help our customers harness new technologies with ease. Our solutions have been well received by the market and experience good adoption rates. For instance our IP telephony solution was recognized twice as the 2005 product of the year from well known publications (Internet Telephony Magazine and Communications Solutions Magazine) and has received a strong recommendation from industry analyst firm The Yankee Group.
• Strengthen our ‘de facto’ standard position in the service provider market:
We have continued to extensively focus our efforts and resources on addressing the issues of this market segment and reinforcing our presence in key OSS ecosystems through partnerships. We have increased market awareness and brand recognition through steady public relations and marketing programs offering opinion and thought leadership on themes related to performance and service management. We have also taken advantage of the continued wave of consolidation in our industry which has distracted our competition and left open certain market opportunities.
• Target Tier-1 and Tier-2 telecommunication service providers: We have witnessed a growing need for performance management solutions in carrier environments resulting from the deployment of new network technologies and services. This is particularly true of mobile operators who are shifting their core network to MPLS as well as wireless broadband operators who continue their build-out unabated. This category of customers is primarily interested in improving the effectiveness of their internal operations and containing their management costs. On the other end of the spectrum, wireline carriers continue to develop a wide range of IP and network managed services for their enterprise clientele. The effective delivery of these services requires the implementation of performance monitoring and reporting solutions that they in turn share, usually for a fee, with their customers via customized web portals.
• Foster the adoption of our solutions by large enterprise customers: We continue to nurture our enterprise market development with a dedicated sales force, resellers and system integrators to primarily address the needs of Global 2000 companies related to network and IP service monitoring on the one hand and their ongoing data center consolidation initiatives on the other. A key driver for our business remains centered on the criticality of network operations where IP communication convergence occurs through the adoption of an IP backbone that carries data, voice and video services in a unified way. We have placed more emphasis on ITIL and started to recast our value proposition and benefits in light of ITIL service support and service delivery activities in order to better align with market trends and efforts.
• Know and serve our customers better: We have put in place a number of programs and processes to better serve our customers and anticipate their needs. We realize that we have an untapped potential within our customer base to collect real-world market intelligence, validate our product strategy, sell them complementary solutions and leverage their success through marketing communications initiatives.

4.6	SOLUTIONS AND PRODUCTS
     Our suite of service-centric performance management solutions is built on an adaptive, real-time technology foundation and is designed to manage the delivery of a continuum of dynamic IT services for both service providers and enterprises. The solutions combine powerful cross-silo data collection, analysis and reporting on a distributed, scalable and multi-tier architecture. Automated capabilities and embedded KPI (Key Performance Indicator) analytics bi-directionally connect services with resources and drive predictive problem resolution and troubleshooting, end-to-end service level management and proactive capacity planning. The inherent flexibility of the platform makes certain that it remains future proof to technology innovation.
     These service-centric solutions support intelligent, standards-based performance management strategies based on industry best practices that have been adopted by leading IT organizations, captured through hundreds of implementations worldwide. A workflow-efficient navigational structure enables them to adopt ‘top-down’ service management methods that prioritize performance problem identification and resolution based on end-user impact.
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
     VistaInsight for Networks (for Service Providers) is a customer-focused IT Performance Management software solution that enables effective management of next generation network communications and related Managed Services. Existing service provisioning information is leveraged to automate the configuration of out-of-the box analytics and reporting. An interactive portal interface provides a centralized view of key metrics for global analysis and presents actionable information to both internal personnel and external customers. Object-based service models support complex MPLS, IP VPN and Metro Ethernet architectures.
     VistaInsight for IP Telephony transcends stove piped technology domains to simplify management of IP Telephony as a service, while revealing how well individual resources support delivery of those services. As organizations move from pilot to production, VistaInsight for IP Telephony delivers preconfigured service management workflows that support best practices for rapid problem resolution, proactive capacity planning and personalized service level reporting. The embedded workflows maximize effectiveness of IP Telephony operations management; thereby reducing skill level requirements and averting problems related to system reliability and service quality.
     VistaInsight for Servers is a service-oriented IT Performance Management solution for computing systems that provides a single-pane view of real-time and predictive server performance information. A core set of unique KPIs abstract performance, capacity and service information into intuitive, business-relevant dashboards that enable real-time status reviews, application utilization analysis for immediate consolidation projects and accurate long-term capacity planning. A highly flexible and customizable portal interface facilitates drill downs from business level dashboards into detailed server and resource performance.

     VistaTroubleshooter is a stand-alone, web-based network performance troubleshooting solution designed specifically to enable customers to quickly initiate high resolution, high polling rate and real-time reports. It has an intuitive interface that requires no knowledge of how the InfoVista software works. VistaTroubleshooter is a self-managed, no training required, troubleshooting tool. VistaTroubleshooter includes integrations with EMC Smarts, HP OpenView, Micromuse Netcool, Aprisma Spectrum, and Network Physics.
     VistaFoundation
     All of our solutions are delivered upon a common foundation of tightly integrated InfoVista software components, commonly called the VistaFoundation. As such, this collection of products interoperate seamlessly together to orchestrate the discovery, collection, analysis, consolidation and performance reporting of complex customer infrastructures. Furthermore VistaFoundation contains embedded self-managing capabilities such as automated report provisioning, load balancing and fail-over.
     Supporting or Add-on Products
     Several add-on products support our advanced family of Service-Centric IT Performance Management software solutions. Our supporting products interoperate seamlessly to provide flexibility, scalability and openness within our highly efficient, multi-tier software platform.
4.7	PRODUCTS IN DEVELOPMENT
     We continue to enhance existing products and build new, fully packaged solutions that deliver immediate value to our customers. These solutions deliver top-down visibility from business to IT services to supporting IT resources and enable our customers to efficiently deliver such services at the lowest possible risk and cost.
     Our VistaInsight for Networks solution now fully supports MetroEthernet — the enabling technology behind advanced communications applications like IP VPN, Internet Protocol Television (IPTV) and virtual private LAN Services (VPLS). VistaInsight for Networks delivers accurate modeling of IP VPN services, Metro Ethernet services and hybrids of the two. This model drives our service-centric intelligence by identifying and associating the appropriate relationships between business and technology elements at the service provider and customer edge. Further, a new catalog of market-ready reports, navigation elements and dashboards enables our customers to quickly build competitive portfolios of tiered service offerings. New extensions of VistaInsight for Networks will more effectively cover Security and new and emerging device content in future releases.
     Our VistaInsight for IP Telephony Solution has earned industry accolades and recognition from customers, analysts and the media alike. It provides one of the most advanced voice quality management solutions for the Cisco Call Manager platform for the deployment of IP Telephony in both Enterprise and Managed Service environments. The solution was recognized as the Product of the Year (2005) in its category by both Internet Telephony and Communications Solutions publications. Future releases of the solution will extend support to other vendors while continuing to stay current with evolutions within the Cisco platform.
     Our VistaInsight for Servers solution continues to expand technology support across multiple server and management agents to deliver a comprehensive platform agnostic solution that is well suited to the heterogeneous datacenters of today. VistaInsight for Servers delivers real time and historical intelligence into datacenter performance by business and technology groups and a unique array of key performance indicators that preemptively detect, alert and troubleshoot on service performance degradation. Future releases of the solution will seamlessly address virtualized and non-virtualized infrastructure across multiple vendor platforms.

     New solutions under development will further enhance the service-centric nature of our solutions by delivering advanced service quality monitoring across applications, networks and IP telephony services. Auto discovery and mapping capabilities will link end user services to supporting cross-silo resources significantly decreasing time and effort to identify problem resources that are the root cause of service degradation.
     The core VistaFoundation platform and its components also continue to evolve to support the increasing diversity, size and complexity of next generation managed and shared services that our service provider and enterprise customers are deploying. For example, integration of third party inventory data will further enable our solutions to be synchronized with other systems within an overall infrastructure management ecosystem. Our platform is also being enhanced to provide improved data aggregation, grouping and analysis capabilities, as well as new mechanisms to better model service level agreement parameters as part of our service model. We continue to increase its scalability and computation capabilities to match the anticipated growth of both carrier service providers and large enterprise customers.
4.8	SERVICES
     Our Technology Services organization helps customers maximize their technology investment. Working with our customers every step of the way, we provide a variety of services that span the complete solution life cycle. Our customers have access to consulting, support, or education services from the experts who know our Products and Solutions best.
     These services, offered separately from the licensing agreements, enable us to provide the highest quality solutions and ongoing support to customers. We believe that this level of professional service, customer support and education is key to ensuring customer success.
     The following is a list of the services offered:
• Solution Architect & Consulting: We offer dedicated teams of expert engineers who provide consulting services to help our customers from the design phase through to configuration, installation and deployment of our solutions. These teams consist of project managers, architects and consultants. Solution implementations are generally performed on a time and materials basis. Solution implementations range from a few weeks to several months.
• Solution Support: Our range of solution support contracts generally includes the standard offering of eight hours per day, five days per week all the way up to twenty-four hours per day, seven days per week through our Mission Critical Program (“MCP”). The revenue generated by our Solution Support contracts is recurring as most of our Support contracts are renewed on an annual basis. Lastly, Solution Support services also include the availability of upgrades to customers during the term of their agreement.
• Education & Certification: We provide professional training support for everyone from end users to solution implementers and administrators, with a comprehensive set of training programs. These training classes are regularly offered in Europe (Paris, London, and Munich), the U.S. (Tampa) and the Asia-Pacific region (Singapore). Private on-site customer training sessions are also available on demand. Candidates who complete the training classes and pass the necessary examinations may obtain InfoVista certifications.
     As of June 30, 2006, we had 44 employees in our customer service group of which 17, 25 and 2 were part of consulting, solution support and education respectively. We plan to moderately increase the size of our internal services teams and extend our service offerings through partners, global systems integrators and other third parties.
4.9	GEOGRAPHICAL BREAKDOWN OF REVENUES AND OPERATING RESULTS
     The following chart shows revenues invoiced from Europe, the Americas and Asia-Pacific broken down between license and service revenues for the periods indicated.

	Year ended June 30,
	2006	2005	2004
	(In thousands )
Europe	€18,436	€16,550	€13,818
Of which
License revenues	9,788	8,554	6,886
Services revenues	8,648	7,996	6,932
Americas	17,389	15,214	12,063
Of which
License revenues	9,555	8,874	7,288
Services revenues	7,834	6,340	4,775
Asia-Pacific	4,786	2,577	2,806
Of which
License revenues	3,359	1,621	1,902
Services revenues	1,427	956	904

Total	€40,611	€34,341	€28,687

     The following chart shows revenues invoiced from Europe, the Americas and Asia-Pacific broken down by country.

	Year ended June 30,
	2006	2005	2004
	(In thousands )
Europe	€18,436	€16,550	€13,818
Of which
France	5,758	4,966	3,666
Germany	3,320	3,085	3,035
United Kingdom	5,642	5,518	4,021
Belgium	49	308	740
Spain	3,033	2,673	2,356
Italy	634	—	—
Americas	17,389	15,214	12,063
Asia-Pacific	4,786	2,577	2,806

Total	€40,611	€34,341	€28,687

     The following chart shows operating results in Europe, the Americas and Asia-Pacific broken down by country:

	Year ended June 30,
	2006	2005	2004
	(In thousands )
Europe	€(6,007)	€(3,097)	€(5,709)
Of which
France	(14,662)	(10,268)	(11,616)
Germany	1,756	1,422	483
United Kingdom	3,850	3,743	2,768
Belgium	86	23	772
Spain	2,416	1,983	1,884
Italy	547	—	—
Americas	4,393	2,665	(1,962)
Asia-Pacific	1,721	216	1,199

Total	€107	€(216)	€(6,472)

4.10	END-USERS
     We have a diverse set of end-users in a variety of business sectors, including telecommunications, internet services, financial services, IT services, outsourcing and consulting. To date, we target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations such as financial service institutions. However, a significant portion of our revenues is, and is expected to continue to be, attributable to sales of products to telecommunications carriers and service providers. For the years ended June 30, 2006, 2005 and 2004, our five largest end-users accounted for approximately 23.23%, 25.2% and 26.8% respectively, of our total revenues and our ten largest end-users accounted for approximately 37.43%, 36.5% and 40.5%, respectively, of our total revenues. We anticipate that our operating results for any given period will continue to depend to a significant extent upon revenues from large contracts with a small number of end users. We expect that the composition of that small group of end-users will continue to change over time so that the achievement of our long-term revenue goals will require us to obtain additional large end-users on an ongoing basis.
     The table below shows the revenues composition from our three largest end-users for the periods indicated.

Year ended June 30,
2006		2005		2004
Client “X”[1]	6.51%	Client “B”[1]	7.94%	DISA	8.04%
Client “Y”[1]	5.27%	Client “C”[1]	5.45%	Telefonica	6.50%
Client “Z”[1]	4.25%	Cable & Wireless	4.77%	Client “B”[1]	4.46%

[1]	For reasons of confidentiality, we cannot name our end-users for the years ended June 30, 2006, 2005 and 2004 which are therefore identified as Client “B”, “C”, “X”, “Y” and “Z”.

     For the years ended June 30, 2006 and 2005, we had Days Sales Outstanding (“DSO”) of 98 and 120 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by annual revenues, which is then multiplied by the number of days in the given year. See “Item 5.8 Liquidity and Capital Resources” for further discussion on DSO.
     The table below shows a representative list of companies that use our products.

Telecommunications	Financial	Outsourcers and Consulting	Other
Companies and ISPs	Institutions	Firms	Enterprises
Accenture Atis	AXA	Cap Gemini Telecom	BASF
Bell Canada	Banque de France	Hitachi Information Systems	British Airways
BellSouth	BNP Paribas	Siemens Business Services	Hoffmann-La Roche
Bouygues Telecom	Lehman Brothers	Spherion	Norfolk Southern
British Telecom	Royal Bank of Scotland	T/Systems ITS	Renault
Cable & Wireless	Wachovia		Shell
Deutsche Telekom
France Télécom
H3G
Infonet
Nextel Communications
Nippon Telegraph and
Telephone
SingTel
Telecom Malaysia
Telefonica
Telmex
Verizon
Videotron
4.11	SALES AND MARKETING
     As of June 30, 2006, we had a total of 74 sales and marketing employees (59 in sales and 15 in marketing) of whom 19 were located in France, 32 in the U.S., 14 in Europe (outside France) and 9 in the Asia-Pacific.
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
     Marketing

     Our worldwide marketing functions include strategic, product and field marketing, along with analyst and media relations. As of June 30, 2006 and 2005, we had marketing personnel primarily stationed in France and the U.S.
4.12	STRATEGIC RELATIONSHIPS
     We continue to nurture existing partnerships as well as create new ones to round out our solution offering, increase our market reach, open new business opportunities and reduce our sales cycles. Our relationships also aim to validate the compatibility and interoperability of our solutions with other vendors, increase our expertise in the most advanced technologies and techniques, and cross-train and implement joint sales and marketing campaigns. Highlights of our efforts include the following:
     On the service provider front we partner with global system integrators including Accenture to fulfill the transformational needs of our customers as they embark on next generation network systems for both enterprise (i.e. network managed services) and residential (i.e. triple play) businesses. We cooperate with leading network equipment vendors including Cisco, Alcatel and Juniper to ensure our solutions not only operate in their environments but exploit their latest functionality as well. For instance we are a member of the Cisco Technology Development Partner program for both network and telephony solutions. This program gives us access to Cisco’s engineering and product management resources as well as selective sales and marketing programs for both service provider and enterprise markets. Our products are showcased in several Cisco executive briefing centers. We have also increased our collaboration activities with a number of OSS vendors in the service assurance (i.e. EMC Smarts, Psytechnics) and service fulfillment segments.
     On the enterprise front we continue to tactically leverage pockets of opportunities with the dominant system vendors as we offer a compelling proposition for a multi-vendor environment in network, systems and servers. We have intensified our efforts around Cisco IP Communication partners and customers as well as around the BMC Patrol ecosystem. We have also started to establish relationships with certain independent software vendors to expand our service management offering and obtain access to new channels of distribution in the enterprise.
4.13	COMPETITION
     Our competitive market continues to experience significant consolidation through mergers and acquisitions. Following on the acquisition of our primary competitor Concord Communications (which had previously acquired fault vendor Aprisma Management Technologies) by Computer Associates, Micromuse, which had previously acquired a smaller competitor Quallaby, was itself acquired by IBM. Many other acquisitions around service, fault and IT performance management have been undertaken by other industry players like Compuware, EMC, Network General, HP, Symantec and BMC .
     Currently, our primary source of direct competition comes from suppliers of comparable products, including Concord Communications eHealth suite (now part of Computer Associates), Hewlett Packard OpenView Performance Insight (formerly Trinagy’s Trend), Lucent Technologies VitalSuite, NetIQ (now acquired by Attachmate WRQ), Quallaby Proviso (now part of IBM) and several smaller software vendors. Other sources of actual or potential competition include:
•	suppliers of network and system management products including Computer Associates, Compuware, Hewlett Packard, IBM Tivoli, Microsoft, EMC and BMC;

•	SLM software providers active in adjacent segments, such as event management and policy management;

•	application management software vendors who are expanding footprint into IT infrastructure performance reporting;

•	large software and hardware suppliers;

•	systems integrators who generally provide consulting services to develop client specific applications;

•	service suppliers who act as outsourcers of SLM services;

•	home grown management software that is built specifically to meet unique needs and processes of a customer’s infrastructure and services; and

•	our clients’ internal technical organizations that produce proprietary software addressing their specific needs.
4.15	INTELLECTUAL PROPERTY
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
     Patents. We presently have three French patents issued. One of these patents is for a performance measurement and service quality monitoring system and process for an information system. The second is for a modeling process for an information system, in particular with a view to monitoring the QoS and a measurement and modeling system implementing this process. Both of these patents expire on January 29, 2017. Both of the patents have received extensions in the U.S. and in Europe, with two U.S. and two European patents issued which expire on January 29, 2018. The third French patent is for an indirect addressing method and system for locating a target element in a communication network. This French patent expires on December 7, 2021, and we also have extensions pending in Europe and in the U.S. During the year ended June 30, 2006, we also filed three new French patents applications in order to strengthen our industrial property and protect the most sensitive elements of our research and development. These applications are still pending and secret.
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
     We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. For example, we license our products to end-users under shrink-wrap license agreements. We seek to avoid disclosure of our intellectual property by restricting access to our source code and by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us. Our employees generally sign contracts with us agreeing not to compete for a certain period following their departure from our company subject to certain limitations. We deposit our source codes with one of the main French organizations offering software escrow services.
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
     We use a variety of third party software in our products that we license for this purpose. This software ranges from a specific application or codes developed by a software provider in conjunction with our development team to software which is made freely available via the Internet. In some cases, the software forms a key role in our products; in other cases we can use alternative software without significantly impacting our performance or timetable. In the case of key software, we seek to protect our ability to use the software by negotiating appropriate licenses and escrow protection. However, we cannot guarantee that the third-party software licenses will continue to be available to us on commercially reasonable terms, if at all.
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
     We maintain insurance against potential civil and product liability claims. We also maintain insurance policies against the following risks: directors and officers’ liability and civil liability including general liability. This insurance covers all countries where we have a legal presence. However, we have also implemented a separate local insurance policy for the U.S. to cover Error and Omissions risks for an amount of U.S.$2 million which will take precedence before the global policy comes into effect where necessary. We have not obtained any insurance for net losses in any of the countries in which we have operations.
     We have obtained directors and officers’ insurance for our benefit and the benefit of our directors and officers for a total coverage of US$10 million in directors and officers insurance. To date, we have not obtained any key employee life insurance in which we would benefit.
     For the year ended June 30, 2006, our Group policy on civil liability insurance offered coverage of €5 million.
     Our general property coverage is managed locally by each subsidiary of our Group. As a result, such coverage is dealt by various local insurance companies.
     For the years ended June 30, 2006 and 2005, the total amounts incurred for annual insurance coverage were €0.3 million and €0.3 million, respectively.

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
     Our research and development team is responsible for the design, development and release of our software. As of June 30, 2006 and 2005, our research and development organization consisted of 69 and 62 employees, respectively. We subcontract engineers for highly specialized and discrete projects. Our research and development team focuses on developing our more complex and strategically important projects. Our total research and development expenses were €7.6 million, €6.7 million and €6.1 million for the years ended June 30, 2006, 2005 and 2004, respectively.
4.20	FACILITIES
     Our headquarters, located in Les Ulis, outside Paris, France, occupy approximately 3,500 square meters of office space under a lease, which expires on June 30, 2009, with an option to terminate the contract every three years. We also lease regional offices located in the U.S. (in Herndon (Virginia), and Dallas (Texas)), as well as in Europe (in London (United Kingdom), Milan (Italy), Madrid (Spain) and Munich (Germany)) and in Singapore for our operational center in the Asia-Pacific region with offices in Sydney (Australia) and Tokyo (Japan). We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space should be available in the future on commercially reasonable terms as needed.
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
     We are currently involved in ordinary routine litigation or arbitration incidental to our business; however, we do not believe that we are party to any pending litigation or arbitration, which has had or could have a material, adverse effect on our financial condition, activity or results. As a result, we have recorded no significant provision for litigation as of September 11, 2006.

     As of September 11, 2006, we are involved in two litigations with former employees, and thus have recorded a provision of €0.1 million for that purpose.
4.22	SEASONALITY
     The following table shows the quarterly consolidated revenues over the last three fiscal years:

	Year ended June 30,
	2006	2005	2004
	(In thousands)
Quarter ended September 30	€9,059	€7,625	€5,858
Quarter ended December 31	9,951	8,622	6,898
Quarter ended March 31	10,318	8,523	7,886
Quarter ended June 30	11,283	9,571	8,045

Total	€40,611	€34,341	€28,687

     Our business has experienced and may continue to experience significant seasonality as described in “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”
4.23	RAW MATERIALS
     Our business is not dependent upon any raw materials.
4.24	MATERIAL EFFECT OF GOVERNMENT REGULATIONS
     During the year ended June 30, 2006, there were no changes to governmental regulations in any jurisdiction in which we do business, which had a material adverse effect on our operations or financial condition.
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
     We are a service-centric IT Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, our solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. We generate revenues in the form of licensing fees on our software products and in the form of service fees from our professional services, customer support and training.
5.2	RECENT DEVELOPMENTS
5.2.1	Purchase of 700,000 treasury shares
     In September 2006, we purchased 700,000 shares of our treasury stock for €4.78 per share that amounted to €3,346 thousand in a single transaction. The purchase was conducted as part of our share purchase program, approved by our Shareholders’ Meeting of December 9, 2005. Following this transaction, we owned approximately 1.9 million treasury shares, which represents less than 10% of our total share outstanding.
5.3	REVENUES
     We generate revenues from our software licensing fees and related services provided by our maintenance and professional services activities, including consulting and training. For the years ended June 30, 2006, 2005, and 2004, revenues from licenses represented 55.9%, 55.5%, and 56.0% of total revenues, respectively.
     We target end-users particularly in the telecommunications and service provider industry, along with large enterprise organizations. Revenues from service provider end-users, which include telecommunications and service provider companies, such as ISPs, MSPs and outsourcers of IT services, accounted for 72.5%, 71.8%, and 66.0% of our total revenues for the years ended June 30, 2006, 2005, and 2004 respectively. Revenues from enterprise end-users, which primarily include financial institutions and governmental agencies, accounted for 27.5%, 28.2%, and 34.0% of our total revenues for the years ended June 30, 2006, 2005, and 2004, respectively. We expect that revenues from service provider industry end-users shall continue to constitute a significant portion of our future revenues.
     We generate revenues not only through our direct sales force but also from indirect sales through channel resellers, who in turn sell our products and services to their customers. In addition, referral partners, who we compensate for their assistance in the sales cycle of a particular customer order, influence a portion of our direct revenues. Furthermore, we generate revenues from resellers, who distribute our software and services, and OEMs who embed our software in their commercialized products. We do not expect the mix of revenues by sales channel to significantly change in the near or mid-term.

     The following represents a split of total revenues by channel:

	Year ended June 30,
	2006	2005	2004
	All amounts in percentages
Direct sales	59.8	59.6	51.8
Resellers	31.2	34.3	39.3
Referral partners	5.8	1.9	3.8
OEMs	3.2	4.2	5.1

Total	100	100	100

     Our main sales regions are Europe, Americas, and the Asia-Pacific. The following represents a split of total revenues recognized from sales invoiced by geographic region:

	Year ended June 30,
	2006	2005	2004
	All amounts in percentages
Europe	45.4	48.2	48.1
Americas	42.9	44.3	42.1
Asia-Pacific	11.7	7.5	9.8

Total	100	100	100

     We expect the revenue split from our geographic regions to remain relatively stable.
5.4	COST OF REVENUES
     Our cost of revenues is comprised of cost of license revenues and cost of service revenues. Cost of license revenues consists primarily of license fees paid to third-party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, production of documentation, electronic delivery and shipping. As we continue to analyze new third-party software products to embed into our products and license revenues evolve, we anticipate that our cost of license revenues will increase for the near term.
     Cost of service revenues consists primarily of personnel-related costs (salaries and facilities) incurred in providing services. The gross profit on service revenues is significantly lower than on license revenues and accordingly, if a higher percentage of our revenues are generated from sales of licenses, we would expect our overall gross profit as a percentage of revenues to increase. As service revenues evolve, we expect to adapt our customer support and professional service personnel to our maintenance, consulting and training activities. Consequently, we anticipate that our cost of service revenues will increase for the near term.

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
     We have granted stock options and issued stock warrants to our employees, board members and officers on various occasions. We adopted SFAS 123R, “Share — Based Payment”, effective July 1, 2005. SFAS 123R requires the recognition of the fair value of stock compensation as an expense in the calculation of net income. We have elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all stock-based awards granted. We utilized the binomial lattice valuation model for estimating the fair value of the compensation for stock option and warrant grants made after the adoption of SFAS 123R (i.e. post July 1, 2005). Prior to the SFAS 123R adoption, we utilized the black sholes method.
     Compensation cost recognized in the year ended June 30, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and determined using the Black-Scholes valuation method, and (2) compensation cost for all share-based payments granted subsequently to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123(R) and determined using the binominal valuation model. Results for prior periods have not been restated.
     As a result of adopting Statement 123(R) on July 1, 2005, our income before income taxes and net income for the year ended June 30, 2006 are €1,069 thousand lower than if we had continued to account for share-based compensation under Opinion 25. In addition, our basic and diluted net income per share for the year ended June 30, 2006 are €1 cent lower than if we had continued to account for share-based compensation under Opinion 25.
     Please refer to the proforma table in Note 1 of the consolidated financial statements.
     We recognize stock compensation expense ratably over the vesting period of the individual equity instruments in cost of service revenues and operating expenses. Under the provisions of SFAS 123R, we recorded €1.1 million of stock compensation expense in our consolidated statement of income for the year ended June 30, 2006. Prior to July 1, 2005, we followed the Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations for the accounting of stock compensation. Under the provisions of APB 25, we recorded €44 thousand and €38 thousand of stock compensation expense in our consolidated statement of income for the years ended June 30, 2004 and 2003, respectively. See Note 1 to the consolidated financial statements for further information on stock compensation expense. As of June 30, 2006, the total compensation cost related to non-vested awards not yet recognized, but issued is €538 thousand, which is expected to be amortized over the three years ending June 30, 2009. As a result, we expect stock based compensation to decrease in the short and long-term.
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

	Year ended June 30,
	2006		2005		2004
	€	%	€	%	€	%
	In thousands
Revenues
License revenues	22,686	55.9	19,049	55.5	16,076	56.0
Service revenues	17,925	44.1	15,292	45.5	12,611	44.0

Total revenues	40,611	100.0	34,341	100.0	28,687	100.0
Cost of revenues
Cost of licenses	796	2.0	857	2.5	681	2.4
Cost of services	7,098	17.4	5,917	17.4	5,722	19.9

Total cost of revenues	7,894	19.4	6,774	19.7	6,403	22.3

Gross profit	32,717	80.6	27,567	80.3	22,284	77.7
Operating expenses
Sales and marketing expenses	18,130	44.6	15,400	44.8	14,846	51.8
Research and development expenses	7,618	18.8	6,651	19.4	6,081	21.2
General and administrative expenses	6,862	16.9	5,574	16.2	4,346	15.1
Restructuring costs	—	—	—	—	2,495	8.7
Impairment of fixed assets	—	—	—	—	608	2.1
Amortization of acquired intangibles	—	—	158	0.5	380	1.3

Total operating expenses	32,610	80.3	27,783	80.9	28,756	100.2

Operating income (loss)	107	0.3	(216)	(0.6)	(6,472)	(22.6)
Other income (expense):
Financial income	701	1.7	422	1.3	631	2.2
Net foreign currency transaction losses	(91)	(0.2)	(46)	(0.1)	(109)	(0.4)

Income (Loss) before income taxes	717	1.8	160	0.5	(5,950)	(20.7)
Income tax expense	(197)	(0.5)	(36)	(0.1)	(254)	(0.9)

Net income (loss)	520	1.3	124	0.4	(6,204)	(21.6)

     Total Revenues
     The following table sets forth, for the periods indicated, our gross margins presented for licenses and services.

	Year ended June 30,
	2006	2005	2004
	All amounts in percentages
License gross margin
(License gross profit as % of license revenues)	96.5	95.5	95.8
Service gross margin
(Service gross profit as % of service revenues)	60.4	61.1	54.6
     Years Ended June 30, 2006, 2005 and 2004
     In certain appropriate instances, we compare revenues from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than euro are converted into euro at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2005. For example, if a U.S. entity reporting in dollar sold $1 million of products in each of fiscal year 2005 and 2004, our financial statements would report €0.79 million of revenues in fiscal year 2005 (using $1 = €0.79 which was the average exchange rate in fiscal year 2005) and €0.84 million in revenues in fiscal year 2004 (using $1 = €0.84 which was the average exchange rate in fiscal year 2004). The constant currency presentation would translate the fiscal year 2005 results using the fiscal year 2004 exchange rates and indicate that underlying revenues were flat and not decreasing by €0.05 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP. We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are not measurements of performance under U.S. GAAP.

     Total Revenues
     The following represents a geographic split of total revenues recognized from sales invoiced by geographic region:

	Year ended June 30,
	2006	2005	2004
	In thousands
Europe	€18,436	€16,550	€13,818
Americas	17,389	15,214	12,063
Asia-Pacific	4,786	2,577	2,806

Total Revenues	€40,611	€34,341	€28,687

     Total revenues for Europe increased 11.3% from fiscal year 2005 to 2006. After a slow start to the fiscal year, our European operations witnessed great traction from the European service providers including most of Europe’s leading telecommunication incumbents. In addition, European enterprise revenues rose 30% year-on-year with breakthroughs made in new territories such as Russia, Africa and the Czech Republic. Total revenues for the Americas increased by 14.3% from fiscal year 2005 to 2006, while on a constant exchange rate basis, total Americas revenues increased by 8.8%. Our Americas operations secured nine separate transactions in excess of US$0.5 million each, including BellSouth, Bell Canada and MCI, assisting in Americas’ total service provider revenues rise of 21% over the comparable period last year. In addition, the American operations also continued with their penetration of the enterprise segment, with marked wins in both the financial and the government sectors. Total revenues for Asia-Pacific increased by 85.8% from fiscal year 2005 to 2006, while on a constant exchange rate basis, total Asia-Pacific revenues increased by 76.2%. This increase mainly resulted from the successful win of a deal with an Australian telecommunication incumbent, along with the recognition of license revenues for two significant transactions (totaling USD$1.0 million) that were obtained in India in fiscal year 2005.
     Total revenues for Europe increased 19.8% from fiscal year 2004 to 2005. The increased sales performance of licenses in England and France along with €0.9 million of incremental maintenance revenue primarily led to the revenue growth in Europe. Total revenues for the Americas increased by 26.1% from fiscal year 2004 to 2005, while on a constant exchange rate basis, total Americas revenues increased by 34.2%. Despite the negative exchange rate impact, the increased sales performance of licenses along with incremental maintenance revenue primarily led to the revenue growth in Americas. In addition, new business in Mexico provided incremental revenues of approximately €0.7 million. Total revenues for Asia-Pacific decreased by 8.2% from fiscal year 2004 to 2005, while on a constant exchange rate basis, total Asia-Pacific revenues decreased by 4.6%. This decrease mainly resulted from the deferral of license revenues for two large deals (totaling USD$1.0 million) that were won in India, whose revenue was recorded in fiscal year 2006.

     License Revenues

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
License revenues	22,686	55.9	19,049	55.5	16,076	56.0

     The 19.1% increase in license revenues from fiscal year 2005 to fiscal year 2006 was primarily due to the Asia-Pacific region that obtained a transaction of over €1.0 million with Telstra, an Australian telecommunication incumbent, along with the recognition of license revenues for two significant transactions (totaling USD$1.0 million) that were obtained in India in fiscal year 2005. In addition, both the Americas and European regions improved sales productivity in leveraging our strong service provider customer base.
     The 18.5% increase in license revenues from fiscal year 2004 to fiscal year 2005 was primarily due to the improved sales productivity in both the Americas and European regions, leveraging our strong Service Provider customer base, along with our ability to capitalize on major innovations of our technical platform, VistaFoundation.
     Service Revenues

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Service revenues	17,925	44.1	15,292	44.5	12,611	44.0

     The 17.2% increase in service revenues from fiscal year 2005 to fiscal year 2006 was primarily due to the increase in maintenance revenues of 22.3% that resulted from both the increase in the installed base and strong maintenance renewal rates. Consulting and training revenues remained relatively flat, which can be attributed to certain fiscal year 2006 license transactions in which no services were ordered and performed. For the majority of such situations, consulting and training services were either rendered by resellers or represented additional software license orders to an already implemented InfoVista solution.

     The 21.3% increase in service revenues from fiscal year 2004 to fiscal year 2005 was primarily due to the increase in maintenance revenues of 21.8% that resulted from both the increase in the installed base and strong maintenance renewal rates, along with a combined increase in consulting and training revenues of 19.6%. The increase in consulting revenues resulted from an increase in large service implementations, while the increase in training revenues resulted primarily from training programs for the new VistaFoundation that was released in the beginning of fiscal year 2005.
     Cost of Revenues

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Cost of licenses	796	2.0	857	2.5	681	2.4
Cost of services	7,098	17.4	5,917	17.4	5,722	19.9

Total cost of revenues	7,894	19.4	6,774	19.7	6,403	22.3

     Cost of license revenues, as a percentage of license revenues, was 3.5%, 4.5%, and 4.2% for the years ended June 30, 2006, 2005, and 2004, respectively. The percentage decrease in fiscal year 2006 compared to fiscal year 2005 was primarily due to lower variable royalty expenses that decreased from a favorable product mix. The percentage increase in fiscal year 2005 compared with fiscal year 2004 was primarily due to more revenues from embedded third party software products that carry additional costs.
     The increase in cost of services from fiscal year 2005 to fiscal year 2006 can be mainly attributed to the rise in personnel costs of €0.6 million that resulted from higher average headcount (from 43 in fiscal year 2005 to 47 in fiscal year 2006) and salary increases, more third party subcontract costs of €0.1 million and higher third party product support costs of €0.2 million. The increase from fiscal year 2004 to fiscal year 2005 was due to an increase in maintenance service revenues, which carry lower cost of revenues than consulting and training revenues. Customer service headcount, included in cost of service revenues was 44, 45, and 43 employees, as of June 30, 2006, 2005, and 2004 respectively.
     Sales and Marketing Expenses

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Sales and marketing expenses	18,130	44.6	15,400	44.8	14,846	51.8

     The percentage increase in sales and marketing expenses of 17.8% from fiscal year 2005 to fiscal year 2006 can be mainly attributed to higher personnel costs that resulted from increased headcount for €0.7 million, sales commissions for €0.7 million, and stock-based compensation charges for €0.7 million as a result of the adoption of SFAS 123(R) as of July 1, 2005, along with an unfavorable foreign currency translation effect of €0.4 million.
     The percentage increase in sales and marketing expenses of 4.0% from fiscal year 2004 to fiscal year 2005 can be mainly attributed to personnel costs, along with a favorable foreign currency translation effect of €0.5 million. Personnel costs primarily increased from higher commissions of €0.5 million that resulted from the increase in revenues, along with higher salary cost from additional European headcount for €0.2 million and annual salary increases of approximately €0.4 million. Headcount in selling and marketing as of June 30, 2006, 2005, and 2004 was 74, 72, and 68 employees, respectively.
     Research and Development Expenses

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Research and development expenses	7,618	18.8	6,651	19.4	6,081	21.2

     The percentage increases in research and development expenses of 14.5% from fiscal year 2005 to fiscal year 2006 and 9.4% from fiscal year 2004 to fiscal year 2005 were primarily due to personnel costs from additional headcount, along with annual salary increases. In addition, stock-based compensation charges of €0.1 million were incurred in fiscal year 2006 as a result of the adoption of SFAS 123(R) as of July 1, 2005. Headcount in research and development as of June 30, 2006, 2005, and 2004 was 67, 62, and 56 employees, respectively.
     General and Administrative Expenses

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousand
General and administrative expenses	6,862	16.9	5,574	16.2	4,346	15.1

     The percentage increase of 23.1% in general and administrative expenses from fiscal year 2005 to fiscal year 2006 was mainly due to €0.2 million of stock-based compensation charges as a result of the adoption of SFAS 123(R) as of July 1, 2005, €0.3 million from higher professional fees for various legal and finance projects, and higher headcount, annual salary increases, and bonuses of approximately €0.6 million. In addition, €0.2 million of the increase can be attributed to twelve months of personnel costs for Mr. Gad Tobaly, CEO, in fiscal year 2006 versus nine months in fiscal year 2005.
     The percentage increase of 28.3% from fiscal year 2004 to fiscal year 2005 was mainly due to higher headcount, such as the nomination of Mr. Tobaly to CEO, which is classified as a general and administrative expense, along with higher executive bonuses of €0.3 million that resulted from our achievement of fiscal year 2005 objectives.

     Headcount in general and administration as of June 30, 2006, 2005, and 2004 was 29, 27, and 23 employees, respectively.
     Restructuring Charges

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Restructuring costs	—	—	—	—	2,495	8.7

     During the year ended June 30, 2004, we effected a reduction in workforce and adopted an office rationalization plan to re-focus our commercial activities and optimize office space in the U.S. and Germany. We do not expect to incur any additional significant restructuring charges in the near or mid-term.
     Impairment of Fixed Assets

	Year ended June 30,
	2006		2005		2004
		% of		% of			% of
		total		total			total
	€	revenues	€	revenues		€	revenues
	In thousands
Impairment of fixed assets	—	—	—	—	608		2.1

     The impairment of fixed assets charges are primarily related to the restructuring plans that were adopted in fiscal year 2004. We do not expect to incur any significant charges for the impairment of fixed assets in the near or mid-term.
     Amortization of Acquired Intangible Assets

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Amortization of acquired intangibles	—	—	158	0.5	380	1.3

     The amortization of acquired intangibles charges arose from the amortization of intangible assets that we acquired from our TISS acquisition in December 2000. All such intangible assets reached full amortization in fiscal year 2005.
     Other Income

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Financial income	701	1.7	422	1.3	631	2.2
Net foreign currency transaction losses	(91)	(0.2)	(46)	(0.1)	(109)	(0.4)

Other income	610	1.5	376	1.2	522	1.8

     The 62.2% increase in other income from fiscal year 2005 to fiscal year 2006 was mainly due to the increased realized gains on marketable securities that resulted from higher investment balances. The decrease of 28.3% from fiscal year 2004 to fiscal year 2005 was primarily due to lower realized gains on marketable securities.
     Income Tax Expense

	Year ended June 30,
	2006		2005		2004
		% of		% of		% of
		total		total		total
	€	revenues	€	revenues	€	revenues
	In thousands
Income tax expense	(197)	(0.5)	(36)	(0.1)	(254)	(0.9)

     Income tax expense primarily represented withholding taxes on customer cash receipts, along with the fixed annual minimum income tax payable in various European countries. In addition, during the year ended June 30, 2004, we provided for €0.1 million to cover our estimated potential exposure to pay income taxes as a result of an on-going tax audit as of June 2004. During the year ended June 30, 2005, we reversed the majority of the provision due to the favorable outcome of the then on-going tax audit. We do not expect significant income tax expenses in the near or mid-term, but if our Group Companies are profitable over the years to come, we may reverse a portion or all of our valuation allowance on deferred tax assets.

     Impact of Changes in Exchange Rates
     We operate on a multi-national basis and a significant portion of our business is conducted in currencies other than the euro, our financial reporting currency. A significant portion of our revenues and expenses are denominated in U.S. dollars and other non-euro currencies. Fluctuations in the value of the currencies in which we conduct our business relative to the euro have caused and will continue to cause euro-translated amounts to vary from one period to another. Also, currency rate movements on non-euro denominated assets and liabilities, including intercompany accounts, can result in the reporting of transaction gains or losses in our consolidated statement of operations. Foreign currency transaction gains or losses that are related to intercompany balances that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholders’ equity. As of June 30, 2006 and 2005, the unrealized, cumulative net transaction losses on such long-term intercompany balances amounted to €9,149 thousand and €7,294 thousand, respectively.
     Our net foreign exchange loss recorded in our consolidated statement of operations for the years ended June 30, 2006, 2005, and 2004, was €91 thousand, €46 thousand, and €109 thousand, respectively. These amounts represent both realized and unrealized gains or losses from foreign currency transactions or balance sheet items. Our foreign currency net intercompany investments are not hedged by currency borrowings and other hedging instruments. Due to the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future consolidated operating results.
     Impact of Inflation
     We believe that inflation has not had a material effect on our consolidated results of operations during each of the three years ended June 30, 2006.
5.8 LIQUIDITY AND CAPITAL RESOURCES
     Liquidity
     As of June 30, 2006 and 2005, we had cash, cash equivalents and marketable securities amounting to €38.2 million and €33.7 million. As of June 30, 2006, cash, cash equivalents, and marketable securities were held in euros, U.S. dollars, Singapore dollars and other currencies for an amount equivalent to €28.0 million, €6.6 million, €3.5 million and €0.1 million, respectively. As of June 30, 2005, cash, cash equivalents, and marketable securities were held in euros, U.S. dollars, British pound and Singapore dollars for an amount equivalent to €29.5 million, €2.2 million, €0.3 million and €1.7 million, respectively. As of June 30, 2006 and 2005, cash and cash equivalents amounted to €12.0 million and €8.8 million, respectively. We have financed our operations primarily through the sale of equity securities. On July 7, 2000, we completed an Initial Public Offering (“IPO”) of 6,000,000 common shares at the issue price of €12.80 per share. The net proceeds to us of the IPO were €68.7 million, after deduction of expenses of €8.2 million. During the years ended June 2006, 2005, and 2004, proceeds from the exercise of stock options and warrants for the subscription of shares were €2.6 million, €0.6 million, and €0.3 million, respectively. As of June 30, 2006 and 2005, we have no indebtedness. As of June 30, 2006 and 2005, we had working capital, defined as current assets less current liabilities, of €35.2 million and €32.0 million, respectively.
     Days Sales Outstanding
     For the years ended June 30, 2006 and 2005, we had Days Sales Outstanding (“DSO)” of 98 and 120 days, respectively. We calculate DSO by dividing net accounts receivable at the end of a period by annual revenues, which is then multiplied by the number of days in the given year. This decrease in our DSO can be attributed to the collection of a large receivable, especially during the last month of the fiscal year 2006. We expect that we will maintain our normal DSO level below 100 days during fiscal year 2007.

     Cash flow
     Net cash (used) provided by operating activities was (€ 2.9 million), €4.2 million, and €5.1 million for the years ended June 30, 2006, 2005, and 2004, respectively. For the year ended June 30, 2006, cash used from operations was primarily on the net purchase of marketable securities for €7.2 million, netted by the generation of cash from normal operating activities for €4.3 million. For the year ended June 30, 2005, cash provided by operations was primarily generated from the net sale of marketable securities for €2.7 million, along with the positive net income after non-cash items of €1.5 million. For the year ended June 30, 2004, cash provided by operations was primarily generated from the net sale of marketable securities for €11.4 million, netted by the €3.8 million net loss after non-cash items (of which €2.5 million of cash was spent on restructuring charges) and the increase of accounts receivables for €3.3 million.
     Net cash provided (used) by investing activities was €4.0 million, (€1.1 million), (€0.7 million) for the years ended June 30, 2006, 2005, and 2004, respectively. For the year ended June 30, 2006, investing activities primarily consisted of the €6.0 million from the proceeds from the sale of the KLEBER 2006 available for sale investment, less the cash used on the purchase of €0.7 million licensed technology for the Objectstore database that is embedded in our VistaFoundation products, €1.0 million of purchase of various tangible and intangible assets, and €0.3 million purchase of shares in Network Physics. For the year ended June 30, 2005, investing activities primarily consisted of the €0.7 million capital expenditures of computer software and equipment for system upgrades and to support additional headcount, along with the €0.3 million payment for capitalized licensed technologies, such as Oracle, Ilog, and Ecensity. For the year ended June 30, 2004, investing activities primarily consisted of the €0.1 million purchase of shares in Network Physics and €0.5 million acquisition of computer and office equipment.
     Net cash provided (used) by financing activities was €2.4 million, €0.5 million, and (€4.0 million) for the years ended June 30, 2006, 2005, and 2004, respectively. Net cash provided by financing activities for the year ended June 30, 2006 primarily consisted of the €2.6 million from the proceeds of stock option and warrant exercises, less €0.2 million used on the net purchase of our treasury shares. Net cash provided by financing activities for the year ended June 30, 2005 primarily consisted of proceeds from exercise of stock options. Net cash used by financing activities for the year ended June 30, 2004 primarily consisted of €4.3 million for purchase of treasury stock net of proceeds from issuance of stock options and warrants.
     Income taxes
     As of June 30, 2006, we had available total net operating loss carry forwards of approximately €41.5 million. Of these net operating loss carry forwards, €6.8 million will expire between the years ended June 30, 2023 and 2025 and €34.7 million have no expiration date. They are subject to review and possible adjustment by the appropriate tax authorities.
     During the year ended June 30, 2006, we revised our transfer pricing policy and forgave approximately €22.6 million in intercompany loans to our subsidiaries. The new transfer pricing policy implemented a scheme that shall guarantee a minimum range of operating margin that should generally result in a positive annual tax result for each of our subsidiaries in future periods. As a result, we have started to consume our net operating loss carryforwards at the majority of our subsidiaries during the fiscal year 2006. Positive consumption of our net operating losses is expected to continue over the next couple of fiscal years. However, as of June 30, 2006, we have maintained our full valuation allowance against our deferred tax assets, due to the historical tax losses incurred at each of our subsidiaries prior to fiscal year 2006. If our subsidiaries continue to be profitable on a tax basis, we may reverse a portion of our valuation allowance over the upcoming fiscal years.

     Future liquidity
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
     Revenues from sales of licenses to end-user clients are generally recognized when (1) we enter into a legally binding arrangement with an end user client, 2) we deliver the software (assuming no significant remaining obligations exist), 3) collection of the resulting receivable is probable and 4) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. We recognize reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which we receive either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. We recognize license revenues from OEM either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.
     Our software licenses generally do not include acceptance provisions. If a license agreement includes an acceptance provision and an uncertainty exists about customer acceptance, we do not recognize revenue until the earlier of the receipt of a written customer acceptance or the expiration of the acceptance period. Generally, we deliver software electronically to customers and recognize license revenue upon delivery of the access codes to download the software, assuming all other criteria for revenue recognition has been met.
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
     Many of our software arrangements include consulting, training and other support services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software, (2) are generally available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis. If payment of consulting services is based upon acceptance, consulting revenues are recognized upon completion and receipt of customer’s written acceptance. If an arrangement does not qualify for separate accounting of the software license and consulting services, then software license revenue is generally recognized together with the consulting services using either the percentage of completion or completed contract method. Revenue from training and other support services is recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. End-users either enter into a service contract directly with us or with a reseller. We account for the reimbursement of “out-of-pocket” expenses as service revenues, as these costs are incurred.
     Since software licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on services are generally allocated from the delivered license portion of the fee to the undelivered service portion. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.
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
     In addition, a significant amount of intercompany activity between our parent company and U.S. and Singaporean subsidiaries are respectively denominated in U.S. dollar and in Singaporean dollar. Significant fluctuations between the euro and these non-euro currencies may lead to unpredictable transaction gains or losses in our consolidated statement of income or comprehensive income. Since February 2001, we have considered a large majority of intercompany loans or investments to be long term in nature because we believe that they shall not be recovered in the foreseeable future. If our U.S. or Singaporean subsidiary generate or start to generate enough cash to pay down such balances, our future results of operations could be materially affected.

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
     Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholder’s equity. As of June 30, 2006 and 2005, the unrealized, cumulative, net transaction losses on such long-term intercompany balances amounted to €9,149 thousand and €7,294 thousand, respectively.
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
     We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. We have considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. A full valuation allowance against net deferred tax assets is maintained because of an inconsistent history of taxable income or loss in each of our tax jurisdictions. If we later determine that it is more likely than not that the net deferred tax assets would be realized, then the previously provided valuation allowance would be reversed.
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
     As a matter of course, we are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe certain positions are likely to be challenged and we may not succeed in realizing the tax benefit. We evaluate these reserves each quarter and adjust the reserves and the related interest in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the progress of a tax audit or the expiration of a statute of limitations. We believe our tax positions comply with applicable tax law and that we have adequately provided for any known tax contingencies.
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
5.10 TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
     The implementation of IFRS is mandatory for each fiscal year starting on or after January 1, 2005, for all publicly traded companies governed by the law of a Member State of the European Union. We currently report our results in IFRS and U.S. GAAP to the European and American financial markets, respectively. The implementation of IFRS replaced our French GAAP consolidated financial reporting in fiscal year 2006. With regards to our reporting to the American market, we currently intend to continue to report in U.S. GAAP, but may elect to apply IFRS and provide a reconciliation between U.S. GAAP and IFRS.
5.11 FORWARD LOOKING STATEMENTS
     This report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:
•	the risks and uncertainties encountered by emerging companies in rapidly evolving markets, particularly companies in the competitive software industry;

•	the assumption that market acceptance of our products will increase or remain at current levels;

•	the assumption that we shall implement and continue to develop fruitful strategic partnerships;

•	the risk that the telecommunications market will continue to be unstable;

•	the assumption that we will continue to obtain third-party software licenses on commercially reasonable terms;

•	the risk that we may fail to develop new technologies, or to develop and deploy new product releases or enhanced products on a timely basis;

•	the risk that we may fail to adequately protect our intellectual property or trademarks; and

•	the assumption that no new accounting pronouncements or interpretation of current pronouncements will modify our current accounting policies.
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

     On July 26, 2006, we announced results for the fourth quarter and fiscal year 2006 noting that the current positive trends seen in our European and Asian operations gives us the confidence to forecast double digit revenue growth for fiscal year 2007 and continued improvement in our net profitability. In addition, we noted that due to traditional unfavorable seasonality that will affect the first quarter’s results, we expect revenues to increase by 5% to approximately €9.5 million and we do not expect to be profitable in the first quarter.
     On September 19, 2006, we conducted a SFAF (Société Française des Analystes Financiers) meeting, during which we communicated information on our addressable markets, according to various internal analyses. Our addressable market is approximately U.S.$530 million and U.S.$1,000 million in the service provider and enterprise markets, respectively. We have a market share of approximately 7% and 2% of the service provider and enterprise market, respectively.
5.12 CONTRACTUAL OBLIGATIONS
     The following table represents our contractual obligations as of June 30, 2006:

		Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands)
Long-term debt obligations	€—	€—	€—	€—	€—
Capital finance lease obligations	—	—	—	—	—
Operating lease obligations	3,523	1,405	2,113	5	—
Purchase obligations	604	604	—	—	—
Other long term liabilities	225	—	87	—	138
	€4,352	€2,009	€2,200	€5	€138

     We do not have any significant off-balance sheet arrangements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
     In accordance with French law governing a société anonyme, our affairs are managed by our board of directors, which determines our strategy and oversees our implementation, along with our Chairman (Président du Conseil d’administration). Our articles of association (statuts) grant the CEO full executive authority to manage our affairs, subject to prior authorization of the board of directors or the general shareholders’ meeting for certain decisions designated by law. French company law number 2001-420 dated May 15, 2001, published on May 16, 2001 (the “Law of May 15, 2001”), gives the board of directors the right to elect one person to assume the position of Chairman and CEO or to split these functions between two different persons (the Chairman of the board and another natural person bearing the title of CEO or “Directeur Général”). Our statuts were modified at our general shareholders’ meeting on December 13, 2001, to provide for such a choice. (See “Item 10.2.2 General Shareholders’ Meeting”). The board of directors has decided to split these two functions on July 21, 2004, which are currently performed respectively by Alain Tingaud as Chairman of the board and Gad Tobaly as Chief Executive Officer.
6.1 BOARD OF DIRECTORS
     Currently, the board of directors consists of eight members of which five are considered independent (i.e. with no relation of whatsoever nature between us or our management, which may influence their judgment. This is in accordance to the definition proposed as by the French Rapport Bouton dated September 23, 2002, which provides for recommendations on corporate governance). Our statuts currently provide that our board of directors shall consist of between three and eighteen members elected by a general shareholders’ meeting. Each director must own at least one of our shares. Our statuts provide that each director is elected for a term of one year, which may be renewed. Our board of directors has met ten times during the course of fiscal year 2006. Our directors’ attendance rate to the ten board meetings held during the course of fiscal year 2006 was 96.07%. None of our shareholders has the exclusive right to appoint a director to the board of directors. There is no arrangement or understanding with major shareholders, clients, suppliers or others, pursuant to which any person referred to below was selected as a director or member of the senior management team. None of our directors were appointed by employees and there are no advisors within the board of directors.
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
     The board of directors also adopted an Insider Trading Policy, recommending certain roles and procedures applicable to the purchase and/or sale of our securities and covering all directors, executive officers and employees of the Group
     We conform to the recommendations regarding corporate governance proposed by the Bouton’s and Viénot’s reports.
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
     The Chairman and/or CEO are entitled to receive remuneration in addition to the jetons de présence granted by the general shareholders’ meeting. The board of directors determines this additional remuneration and in this case, the Chairman and/or CEO cannot vote on a resolution concerning his or her remuneration.
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
     We understand that our independent non-executive members have met outside the presence of management directors from time to time in the past, but are not aware of any plans to regularly schedule such meetings in the future. French law rules do not provide for such an obligation and thus the company does not comply with Nasdaq Marketplace Rule 4350(c)(2) requiring regularly scheduled meeting with only independent directors.
     Under French law and our statuts, our board of directors must give prior authorization for any security, pledge or guarantee by us. This authorization is generally granted for a period of one year. If the security, pledge or guarantee has not been previously authorized by the board of directors, this security, pledge or guarantee shall have no effect to us.
     The Code de commerce (French Commercial Code) strictly forbids loans by a company to its directors. No company may provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to specified executive officers (Directeur Général and Directeurs Généraux Délégués), permanent representatives of companies on the board of directors, spouses or heirs of such persons and other intermediaries.
     The Code de commerce requires board members, Directeur Général, Directeurs Généraux Délégués, any of a company’s shareholders having a fraction of the voting rights greater than 10%, or if a shareholder company, the company controlling it, that are considering either directly or indirectly, personally or through an intermediary, entering into an agreement with the company, to inform the company’s board of directors as well as its independent auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the board of directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general shareholders’ meeting for approval once entered into, upon presentation of a special report from the independent’s auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at our request or any shareholder, if such agreement is contrary to the interests of the company. Moreover, French law also states that agreements which are entered into in the ordinary course of business and with terms and conditions which are not out of the ordinary are not subject to the prior authorization of the board of directors. Nevertheless, such agreements must be disclosed by the interested party to the Chairman of the board except when they are not significant for any parties because of their purpose or financial impact. The list and purpose of such agreements must be communicated by the Chairman of the board and to the independent auditors.

     Moreover, for listed companies, the commitment taken for the benefit of the chairman, chief executive officers or Directeur Généraux Délégués, by the company itself or by any controlling company or who controls it and corresponding to the elements of remuneration, indemnity or entitled benefits or benefits entitled due to the sale or change of these responsibilities, or subsequently to this, are also subject to the regulated agreements procedure described above.
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
     The table below sets forth, as of September 11, 2006, the name and year of birth of each of our directors, their current positions with our company, the dates of their initial appointment as directors, the expiration dates of their current terms (which dates, with respect to the legal entities listed below, refer to the appointment and term of such legal entity) and their current principal occupation or employment. There is no family relationship between any of the persons listed in the table below.

		Term			Other mandates
Name	Date of first	expiry	Current title with	Main occupation	expired during the	Other positions or
(Year of birth)	appointment	date(1)	InfoVista	outside InfoVista	last five years	employment

Alain Tingaud (1954)	1995	Dec. 2006	Chairman and Director	- Managing Director of Alain Tingaud Innovations (ATI) EURL	- Director of Mediapps S.A., Château-On-Line S.A., Clariteam S.A.	- Director and Chairman of InfoVista Corporation, Director of InfoVista UK Ltd and InfoVista (Asia-Pacific) Pte Ltd
						- Director of SUA-LG SA, RCME SA, MANEOS ltd, RealViz S.A., Ecensity Corp.

Jean-Paul Bernardini (1962)	1998	Dec. 2006	Director (and member of Audit Committee and Compensation Committee)	- Chairman of the board, Natexis Investissement		- Chairman of Financière CBM - Chairman of the Advisory committee (comite de surveillance), Aerocan

Patrick Leleu (1955)	2006 (2)	Dec. 2006	Director (and member of the Compensation Committee)	- Directeur Général Délégué of Netsize SA	- Chairman and CEO of Noos	- Director of Filao SA

Herbert May (1949)	2000	Dec. 2006	Director (and member of the Audit Committee, Compensation Committee, and Investment Committee)	- Management Consultant in Strategy, Marketing, Multimedia Telecommunications, and Information Technology	- Director of Mediapps, Inventel, O3SIS, Net-linx	- Director of In-Fusio, Versant, Gate5, Kewego - Managing Director of Explora GmBH

Philippe Ozanian (1963)	2004	Dec. 2006	Director, Directeur Général Délégué and CFO		- Director of InfoVista BNL	- Director of InfoVista Corporation, InfoVista UK Ltd, InfoVista SRL, InfoVista GmbH, and InfoVista (Asia-Pacific) Pte Ltd.

Hubert Tardieu (1945)	1998	Dec. 2006	Director (and member of the Investment Committee)	- Executive Vice-President Consulting & Systems Integration at Atos Origin

Gad Tobaly (1963)	2004	Dec. 2006	Director and CEO			- Director and CEO of InfoVista Corporation
						- Director of InfoVista SRL

Philippe Vassor (1953)	2005	Dec. 2006	Director (and member of the Audit Committee and Investment Committee)	- Chairman of Baignas SAS	- Chairman of the Deloitte Group in France	- Director of Groupama S.A and Arkema.

(1)	Extension of the terms of office of the directors will be proposed during the next general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2006.

(2)	Mr. Leleu has been appointed by the board of directors on March 15, 2006, to replace Mr. Guy Dubois, who had resigned. The appointment of Mr. Leleu and the renewal of his mandate will be submitted to the approval of the shareholders at the annual shareholders’ meeting to be held on December 2006.

     Directors Business Activities
     Alain Tingaud has served as Chairman since 1995 (this mandate was renewed by the board of directors on December 9, 2005). He has also served as CEO from 1995 to July 21, 2004. From 1987 to 1991, Mr. Tingaud held various positions at 3Com, including Vice-President of 3Com Southern Europe and Vice-President of Strategy & Business Development. From 1991 to 1995, Mr. Tingaud was the Founder, Chairman and CEO of ARCHE Communications, which has been a subsidiary of Siemens since 1995. From 1995 to 1998, Mr. Tingaud held various other executive positions within the Siemens group. Since 1998, he has substantially devoted all his professional time to our business. Mr. Tingaud created Alain Tingaud Innovations EURL and that company is a director of RCME S.A., SUA-LG S.A., Maneos Ltd, RealViz S.A. and Ecensity Corp. Mr. Tingaud is also a director of InfoVista Corporation, InfoVista UK, and InfoVista (Asia-Pacific) Pte Ltd. Mr. Tingaud holds a diploma in Technology from the University of Poitiers.
     Mr. Tingaud may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.
     Jean-Paul Bernardini has served within the Private Equity sector for the past 16 years. Until recently, he was a partner at PAI, one of Europe’s largest players in the sector. During his term at PAI, he successfully managed the minority investments within sectors as diversified as transportation, construction, computer services, software, telecommunication, electronics and electric equipment. He joined Natexis Investissements Partners in November 2004 where he currently serves as Chairman of the Board. He is also Chairman of Financière CBM and President of the advisory committee of Aerocan.
     Mr. Bernardini can be contacted at Natexis Investissements Partners, 5/7 rue de Monttessuy, 75007 Paris, France.
     Patrick Leleu, began his career in the Construction Division of the Bouygues Group. From 1994, he served as CEO of Bouygues Telecom from its creation until it reached it financial break-even point with 5 million customers. In November 2001, he was appointed as Chairman and CEO of Noos, the French cable network operator, and then the Chairman and CEO of both Noos and UPC France, after the acquisition of Noos by the European cable network leader, Liberty Global. In 2005, he advised the founders of Erenis, optical fiber network operator in Paris. In May 2006, he was appointed as Directeur Général Délégué of Netsize, global operator of SMS and IP services on mobile devices. Mr. Leleu graduated the Ecole Polytechnique and holds an MBA from HEC.
     Mr. Leleu may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.
     Herbert May is a management consultant and investor. He specializes in strategy, sales, multimedia, telecommunications, and information technology. He is the owner and CEO of Management Beratungs und Beteiligungs-GmbH. He is also a director of In-Fusio, Versant, Gate5, Kewego.
     Mr. May may be contacted at Management Beratungs und Beteiligungs-GmbH, Dorotheenstr. 37, D-10117 Berlin, Germany.
     Philippe Ozanian is Chief Financial Officer and Directeur Général Délégué at InfoVista. See Mr. Ozanian’s Biographie in Item 6.2.

     Hubert Tardieu is Executive Vice-President Consulting & Systems Integration at Atos Origin, where he is responsible for Atos Origin’s worldwide Consulting and Systems Integration division, which has an annual turnover of more than €2.7 billion. Mr. Tardieu has a vast experience of over 20 years within the IT services sector and held various responsibilities such as President of Finance, Senior VP Systems Integration, and Senior Vice President Innovation. In addition, he was the Managing Director of Telecom SBU from 1993 to 1998.
     Mr. Tardieu may be contacted at our head office, 6, rue de la Terre de Feu, 91940, Les Ulis, France.
     Gad Tobaly is Chief Executive Officer (Directeur Général) at InfoVista. See Mr. Tobaly’s Biographie in Item 6.2.
     Philippe Vassor is Chairman of Baignas SAS. He is also director of Groupama SA and Arkema SA. He served as Chairman and CEO and member of the worldwide executive group of Deloitte France, where he made most of his career, until 2004.
     Mr. Vassor may be contacted at 56 boulevard Maillot, 92200 Neuilly sur Seine, France.
     To our knowledge, there is no family relationship between our representatives (mandataires) (consisting of members of the board of directors and deputy executive officers). There are no potential conflicts of interest with regards to the representatives’ responsibilities to us and their private interests and/or other responsibilities.
     Furthemore, to our knowledge, none of the representatives has been:
•	convicted of fraud in the past five years,

•	declared bankrupt, had their property impounded or liquidated in the past five years, or

•	the subject of an official accusation and/or penalty delivered by legal or regulatory authorities in the past five years.
     In addition, to our knowledge, in the past five years, none of the representatives has been prohibited by a tribunal from becoming a member of an administrative, management or supervisory body of a listed company, or from being involved in the management or direction of the affairs of such a company.
     As of the date of the present document, none of the representatives is party to a service contract with us or one of our subsidiaries conferring any benefit.
6.2 EXECUTIVE OFFICERS
     The table below shows, as of September 11, 2006, the name and year of birth of each of our executive officers (Executive Committee members) and their responsibilities at our company.

	Initially
Name (Year of birth)	appointed	Current position with InfoVista
Gad Tobaly (1963)	2004	Directeur Général
		Chief Executive Officer
Philippe Ozanian (1963)	2000	Directeur Général Délégué Chief Financial Officer Executive Vice-President
Manuel Stopnicki (1963)	1995	Chief Technical Officer Executive Vice-President
     As of September 11, 2006, no family relationships existed between any of the persons listed in this table. In addition, none of our company’s material assets were employed by any of our executive officers, directly or indirectly.
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
     Philippe Ozanian was appointed Directeur Général Délégué by the board of directors on September 26, 2001 (this mandate was renewed by the board of directors on December 15, 2005) and serves as CFO and Executive Vice-President. Prior to joining InfoVista S.A. in November 2000, Mr. Ozanian was director of Human Resources and Communications at Johnson & Johnson France and Benelux from 1999 to 2000. Mr. Ozanian served as director of Strategy and Development at Siemens from 1996 to 1999, and from 1987 to 1996, he was director of Human Resources at Olivetti France. Mr. Ozanian has a Masters in law, a Masters in Management and further postgraduate studies in law and management.
     Manuel Stopnicki joined our company in June 1995 and serves as Chief Technology Officer and Executive Vice-President since June 1995. Before 1995, Mr. Stopnicki served in various positions at M.F.I. (1987-1995), the software service company that was the predecessor company to InfoVista S.A. Mr. Stopnicki is a graduate of Ecole Supérieure d’Informatique in Paris with a Masters in Engineering and Computer Science.
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

     6.3.1 Audit Committee
     The board of directors has an audit committee, which meets at least four times a year, comprised of Messrs. Bernardini, May and Vassor, whom we consider to be independent board directors. This committee is responsible for providing advice to the board of directors on financial and accounting matters, in particular with respect to our financial statements, the audit of our investment program and the choice of accountants. The audit committee established by the board of directors is in compliance with generally accepted business practices in France. Thus, on September 7, 2000, we were granted a permanent exemption from Nasdaq’s Independent Director and Audit Committee requirements.
     During the year ended June 30, 2006, the audit committee met eight times and the three members attended all the meetings. Over the same period, the committee’s main activities consisted of advising and assisting the board of directors with the monitoring of:
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
     The audit committee includes two financial experts, Messrs. Bernardini and Vassor, as defined in “Item 16A — Audit Committee Financial Expert”. Messrs. Bernardini and Vassor are considered to be independent board directors as defined in Section 6.1.
     The audit committee adopted a charter defining its role, responsibilities and rules of organization. This charter was approved by the committee and the board of directors on July 21, 2004.
     6.3.2 Compensation Committee
     The board of directors has a compensation committee, comprised of Messrs. Bernardini, Leleu and May, whom we consider to be independent board directors. The compensation committee meets at least four times a year and is responsible for proposing salaries and incentives, including stock options and other profit sharing programs, of our officers and key personnel to the board of directors.
     During the year ended June 30, 2006, the members of the compensation committee had five meetings, with a 100% attendance rate. The mission of the compensation committee primarily consists of examining, verifying and/or proposing mainly the following:
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
     6.3.3 Investment Committee
     The board of directors has an investment committee, comprised of Messrs. May, Tardieu and Vassor whom we consider to be independent board directors, which is responsible for defining general investment priorities, including potential acquisitions, our goals for return on equity, and financial oversight procedures.
     The investment committee meets on an “as-needed” basis. During the year ended June 30, 2006, the investment committee did not conduct any meetings.
     The investment committee adopted a charter defining its role, responsibilities and rules of organization. This charter was approved by the committee and the board of directors on July 21, 2004.
6.4 (RESERVED)
6.5 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS (“MANDATAIRES SOCIAUX”)
     During the year ended June 30, 2006 and 2005, the board of directors have not received any benefits in kind but have received fees relating to services rendered, within the limits specified by the shareholders during the general shareholders’ meeting held on December 13, 2001 (for the term expiring during the shareholders’ meeting held on December 9 2005), and during the shareholders’ meeting held on December 9, 2005 (for the remaining term of the year ended June 30, 2006). At the general shareholders’ meeting held on December 9, 2005, the shareholders approved jetons de presence of €180,000 as the amount that may be allocated to the directors for the year ended June 30, 2006 and for every fiscal year thereafter until a contrary decision of the shareholders is made, and granted the board of directors full authority to allocate these fees between directors, in full or in part, in accordance with the terms to be established by the board of directors.
     During the quarter ended September 30, 2006, the fees paid to non-executive directors for services rendered during the year ended June 30, 2006 amounted to €37,500.

     The table below sets out the compensation and benefits paid to the mandataires sociaux during fiscal year 2006, and the directors’ fees paid during fiscal year 2005 for service rendered during fiscal year 2006 and 2005

			Fees Paid for	Fees Paid for
	Gross Compensation		Services Rendered	Services Rendered
	(Including variable		During Fiscal	During Fiscal
	Component)	Other Benefits	Year 2006	Year 2005	Total Payments
Mr. Tingaud	€467,603 (€251 655)	€11,186	€	€	€478,789
Mr. Stopnicki	296,568 (53,980)	231			296,799
Mr. Tobaly	544,709 (255 453)				544,709
Mr. Ozanian	424,926 (140 092)	71,063			495,989
Mr. Bernardini			20,565	6,325	26,890
Mr. May			20,303	6,075	26,378
Mr. Dubois			14,126	5,825	19,951
Mr. Tardieu			18,878	5,825	24,703
Mr. Waal				6,075	6,075
Mr. Vassor			18,878		18,878
Mr. Leleu					0

TOTAL	€1,733,806 (€701,180)	€82,480	€92,750	€30,125	€1,939,161

     The table below sets out the compensation and benefits paid to the mandataires sociaux during fiscal year 2005, and the directors’ fees paid during fiscal year 2005 for service rendered during fiscal year 2005 and 2004

			Fees Paid for	Fees Paid for
	Gross Compensation		Services Rendered	Services Rendered
	(Including variable		During Fiscal	During Fiscal
	Component)	Other Benefits	Year 2006	Year 2005	Total Payments
Mr. Tingaud	€333,570 (€124,318)	€23,170	€	€	€356,740
Mr. Tobaly	437,274 (221,558)	19,258			456,532
Mr. Ozanian	300,809 (81,945)	87,968			388,777
Mr. Bernardini			13,409		13,409
Mr. May			13,267	4,267	17,534
Mr. Guy Dubois			10,588	3,516	14,104
Mr. Tardieu			10,588	3,767	14,355
Mr. Peter Waal			13,086	3,450	16,536

TOTAL	€1,071,653 (€427,821)	€130,396	€60,938	€15,000	€1,277,987

     The aggregate amount of gross compensation that we paid to our executive officers as a group (three persons as of June 30, 2006, including two persons who are also our directors), for services in all capacities during the year ended June 30, 2006 was €1,337,497. The aggregate amount of gross compensation that we paid to our executive officers as a group (three persons in all as of June 30, 2005, including two persons who are also our directors), for services in all capacities during the year ended June 30, 2005 was €904,571. Part of this amount was in the form of performance-related bonuses paid to our executive officers, the calculation of which is based on revenues.
     The compensation of our

executive officers and key personnel is proposed or reviewed by the compensation committee of the board of directors. See “Item 6.3.2. Corporate Governance — Compensation Committee” above.
     On September 15, 2006, our board of directors decided to bequeath Mr. Tingaud, Mr. Tobaly and Mr. Ozanian, the Chairman of the Board, CEO and CFO respectively, a specific compensation in the event of a change in control of our company should it occur before the end of fiscal year ending June 30, 2007. Such compensation shall be equal to three to six months of their salary depending on the price per share negotiated for such a transaction.
     There is no specific provision recorded for the payment of pensions, or other retirement benefits payable to our directors or executive officers.
     There are currently two employment contracts between two of our directors and us that provide for benefits upon termination of their employment. The details of these contracts are as follows:
     Mr. Tobaly is entitled to receive compensation equal to twelve months of his compensation and fully accelerated vesting of his stock options or warrants, if we terminate his employment other than for cause.
     Mr. Ozanian is entitled to receive compensation equal to twelve months of his compensation (including fix salary and 100% of his variable salary along with indemnities linked with his employment contract at the date of the event), if either his employment contract is terminated for any reason other than for cause or if he resigns on the basis of a change in his position or responsibilities.
     In addition, Mr. Tobaly and Mr. Ozanian are entitled to receive specific compensation and benefits in the event of a change in control. In such event, a payment equal to three months salary shall be paid to Mr. Tobaly and Mr. Ozanian, as well as a 12 month acceleration of any unvested stock option or warrants. In addition, in such event, if either employment contract is terminated for any reason other than for cause or if they resign on the basis of a constructive discharge, they may benefit from a full acceleration of any unvested stock option or warrants, along with 12 months of compensation and paid insurance benefits.
     The following table sets out the holdings of shares, stock options and warrants by directors and executive officers as of September 11, 2006.

				Shares (directly
	Options(1)		Warrants(1)	or indirectly)
Mr. Tingaud	130,755		0	841,490
Mr. Bernardini	0		0	10,000
Mr. Leleu	0		0	1
Mr. May	0		0	1
Mr. Ozanian	158,727		0	533
Mr. Tardieu	0		0	1,250
Mr. Tobaly	600,000		0	1
Mr. Vassor	0		0	200
Mr. Stopnicki	88,546		0	0

Total	978,028	(2)	0	853,476

(1)	Number of issuable shares.

(2)	The exercise price of these stock options varies between €1.52 and €5.11. They will expire between April 9, 2007 and August 8, 2015.

     During year ended June 30, 2006, the board of directors granted a total of 150,000 stock options giving right to subscribe for or acquire the same number of shares to one mandataire social as follows:

	Total number of stock options granted
Name of the	during fiscal year 2006		Exercise price per	Expiration date of
Mandataire Social	total	per date of grant	share	the stock options
Gad Tobaly	150,000	150,000 (Board Aug. 08, 2005)	€5.11	Aug. 08, 2015
     The table below indicates the information, which relates to the ten employees who were granted the greatest number of stock options during year ended June 30, 2006:

	Total number of stock options granted
	during fiscal year 2006		Exercise price	Expiration date of
Name of the 10 employees	total	per date of grant	per share	the stock options
Roland Rodriguez	40,000	40,000 (Board 08/08/2005)	€5.11	08/08/2015

Joseph Quigg	15,000	15,000 (Board 08/08/2005)	€5.11	08/08/2015

Beth Ruck	10,000	10,000 (Board 03/15/2006)	€6.70	03/15/2016

Louise Maitland	7,000	7,000 (Board 08/08/2005)	€5.11	08/08/2015

Eric Braun	2,500	2,500 (Board 09/09/2005)	€5.00	09/09/2015

David Moton	2,500	2,500 (Board 09/09/2005)	€5.00	09/09/2015

Michael Johnson	2,500	2,500 (Board 09/09/2005)	€5.00	09/09/2015

Hemal Wadhia	2,500	2,500 (Board 09/09/2005)	€5.00	09/09/2015

Bill Busler	2,500	2,500 (Board 09/09/2005)	€5.00	09/09/2015

Mike Unruh	2,500	2,500 (Board 3/15/2006)	€6.70	3/15/2016

     The table below indicates the information which relates to the ten employees who exercised the greatest number of stock options during the year ended June 30, 2006:

	Total number of options exercised
	during fiscal year 2006		Exercise Price
Name of the 10 employees	total	per date of grant	(in euros)
		50,000 (Board 09/04/1999)	1.77
		12,500 (Board 09/07/1999)	1.77
		12,500 (Board 28/01/2000)	4.88
Manuel Stopnicki	173,545	20,000 (Board 13/05/2002)	2.80
		15,000 (Board 08/08/2002)	1.84
		37,500 (Board 10/02/2003)	1.52
		26,045 (Board 19/08/2003)	2.15

		37,500 (Board 10/02/2003)	1.52
Jack Allen	65,000	22,500 (Board 19/08/2003)	2.15
		5,000 (Board 17/08/2004)	3.42

		9,300 (Board 13/05/2002)	2.80
Patrick Villeneuve	25,425	15,000 (Board 08/08/2002)	1.84
		1,125 (Board 19/08/2003)	2.15

Serge Adda	25,000	25,000 (Board 09/04/1999)	1.77

		5,000 (Board 08/08/2002)	1.84
Santiago Salvador	20,000	5,000 (Board 10/02/2003)	1.52
		9,000 (Board 19/08/2003)	2.15
		1,000 (Board 17/08/2004)	3.42

		1,800 (Board 13/05/2002)	2.80
Guillaume Le Mener	16,800	5,000 (Board 08/08/2002)	1.84
		4,000 (Board 10/02/2003)	1.52
		6,000 (Board 19/08/2003)	2.15

		2,500 (Board 09/07/1999)	1.77
Bernard Henry	14,800	2,500 (Board 28/10/1999)	3.05
		9,800 (Board 13/05/2002)	2.80

		3,500 (Board 13/05/2002)	2.80
Mark Davis	13,500	5,000 (Board 10/02/2003)	1.52
		3,750 (Board 19/08/2003)	2.15
		1,250 (Board 17/08/2004)	3.42

		7,000 (Board 13/05/2002)	2.80
Dennis Kelly	12,500	4,000 (Board 08/08/2002)	1.84
		500 (Board 19/08/2003)	2.15
		1,000 (Board 17/08/2004)	3.42

Eric Braun	12,500	12,500 (Board 28/10/1999)	3.05

TOTAL	379,070

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

			Number of
	Date of shareholders	Date of expiry of	issuable shares
Name of Plan	authorization	authorization	authorized (1)
1999 Plan(2)	April 9, 1999	April 9, 2004	1,126,000
2000 Plan(2)	December 9, 1999	December 9, 2004	250,000
	May 11, 2000	December 9, 2004	500,000
2001 Plan(3)	December 18, 2000	December 18, 2005	2,000,000

(1)	When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.

(2)	The authorizations to grant options for Plans 1999, 2000 and 2001 have expired but options granted before the expiration of the authorization are still exercisable.

(3)	The 2001 Plan as modified was ratified by the general shareholders’ meeting of December 13, 2001.
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

     Grant information
     The following table sets out the key dates and figures relating to the grant of stock options as of September 11, 2006 (as adjusted for the reverse stock split of May 25, 2000).

	Period during which stock	Exercise Price
	option-holder may	per stock	No. of
Grant dates	exercise stock options	option in €(1)	issuable shares
1999 Plan
April 9, 1999	April 2000 - April 2007	1.77	192,312
July 9, 1999	July 2000 - July 2007	1.77	32,450
October 28, 1999	October 2000 - October 2007	3.05	24,375
January 28, 2000	January 2001 - January 2008	4.88	38,750
March 31, 2000	March 2001 - March 2008	12.20	5,000
August 19, 2003	August, 2004 - August, 2011	2.15	52,875
February 16, 2004	February 2005 - February 2012	3.94	4,500

Totals per plan			350,262

2000 Plan
January 28, 2000	January 2001 - January 2008	4.88	12,375
March 10, 2000	March 2001 - March 2008	12.20	22,250
March 31, 2000	March 2001 - March 2008	12.20	3,000
October 19, 2000 (2)	October 2001 - October 2008	38.50	1,000
February 10, 2003	February 2004 - February 2011	1.52	62,500
August 19, 2003	August 2004(7)- August 2011	2.15	223,313
August 17, 2004	August 2005 - August 2012	3.42	138,000

Totals per plan			462,438

2001 Plan
January 24, 2001 (3)	January 2002 - January 2011	31.00	14,000
April 23, 2001 (4)	April 2002 - April 2011	10.83	22,600
June 20, 2001 (5)	June 2002 - June 2011	8.14	28,650
September 26, 2001	September 2002 - September 2011	2.44	0
December 13, 2001	December 2002 - December 2012	4.26	8,200
May 13, 2002 (6)	September 2001 - May 2012	2.80	311,460
August 8, 2002	August 2003 - August 2012	1.84	182,000
February 10, 2003	February 2004 - February 2013	1.52	40,800
February 16, 2004	February 2005 - February 2014	3.94	330,000
June 2, 2004	June 2005 - June 2014	3.76	60,000
August 17, 2004	August 2005 - August 2014	3.42	202,475
May 30, 2005	May 2006 - May 2015	4.43	7,500
August 8, 2005	August 2006 - August 2015	5.11	7,000
September 9, 2005	September 2006 - September 2015	5.00	9,500

Totals per plan			1,224,185

(1)	All amounts have been converted from French francs to euro at the official conversion rate of €1.00 = FF 6.55957, unless the exercise price was fixed in both euros and francs.

(2)	Options giving right to subscribe to 34,750 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(3)	Options giving right to subscribe to 569,515 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(4)	Options giving right to subscribe to 143,500 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(5)	Options giving right to subscribe to 32,000 shares were cancelled on holders’ request, as part of the Surrender and Re-grant Scheme.

(6)	Out of the 1,092,665 stock options granted on this date, 884,365 are re-granted stock options and may already be exercised by their holders since the time limits for exercise which apply to the reissued stock options is identical to that for those which were surrendered.

(7)	249,358 of these stock options were granted to seven employees with a modification to the Plan vesting period. The stock options shall vest by the earlier of 25% at the end of each quarter for which we will reach break even point (“adjusted net profit”), or under the terms of the 2000 Plan. As of September 11, 2006, all those stock options are fully vested.
     Under French law, we cannot grant stock options to members of the board of directors (other than the CEO or Directeurs Généraux Délégués) who are not employees. All stock options granted under the 1999 Plan and the 2000 Plan have a maximum term of eight years and all stock options granted under the 2001 Plan have a maximum term of ten years. If stock option holders that are French residents and are subject to paying social charges in France do not transfer their shares for a specified holding period following the grant of the stock option, under certain conditions, they benefit from a favorable tax treatment on the realized gain upon the subsequent sales of the shares issued upon the exercise of the stock options. In general, if a stock option holder dies during the period of the options, such person’s stock options may be exercised up to six months after his or her death to the extent vested at the time of his or her death. No stock option may be transferred by the stock option holder other than by will or the laws of intestacy.
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
     Stock options generally expire thirty days after we receive or give notice of a stock option holder’s termination of employment. In the past, the board of directors has modified this expiration term for certain employees. As of September 11, 2006, stock options giving the right to subscribe to 100,000 shares were subject to such modifications.
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
     The following table sets forth the key dates and figures relating to the authorization of our stock option plans as of September 11, 2006.

	Date of shareholders	Date of expiry of	Number of shares
Name of Plan	authorization	authorization	authorized (1)
2003 Plan	December 5, 2002	February 4, 2006	300,000
2004 Plan	December 15, 2003	February 14, 2007	480,000
2005 Plan	December 9, 2004	February 8, 2008	360,000

(1)	When a stock option holder ceases to be an employee, his/her un-exercised stock options revert to us and may be re-issued, subject to the authorization period.
     The board of directors will propose a resolution to the shareholders’ meeting called to approve the accounts of the fiscal year ending on June 30, 2006, for the purpose of authorizing a new stock option plan, cancelling the existing authorizations for Plans 2004 and 2005 and based on the number of options grantable under these plans.
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
     Grant information
     The following table sets out the key dates and figures relating to the grant of stock options as of September 11, 2006 (as adjusted for the reverse stock split of May 25, 2000):

	Period during which stock	Exercise Price
	option-holder may	per stock	No. of
Grant dates	exercise stock options	option	issuable shares
2003 Plan
August 19, 2003	August 19, 2004 - August 19, 2013	€2.15	248,880

Total per plan			248,880

2004 Plan
August 17, 2004	August 17, 2005 - August 17, 2014	€3.92	126,200
December 9, 2004	December 9, 2005 - December 9, 2014	€4.35	230,750
August 8, 2005	August 8, 2006 - August 8, 2015	€5.11	40,000
March 15, 2006	March 15, 2007 - March 15, 2016	€6.70	12,500

Total per plan			409,450

2005 Plan
August 8, 2005	August 8, 2006 - August 8, 2015	€5.11	165,000

Total per plan			165,000

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
     The key dates and figures relating to the warrants as of September 11, 2006 are set out in the following table (as adjusted for the reverse stock split of May 25, 2000).

			Maximum no.					No. of
		Period during	of shares			Exercise		warrants	No. of
	Date of	which holder	authorized	Maximum no.		price per		granted to	executive
Name of	shareholders’	may exercise	by the	of issuable	Subscription	warrant in		executive	officers
series	authorization	warrants	shareholders	shares	price in	€(1)		officers	concerned
Series E	December, 13 2001	February 7, 2002 to February 6, 2007	195,624	25,000	€0.04	€4.31		0	0
Series F	December 5, 2002	February 10, 2003 to February 9, 2008	190,624	0	€0.02	€1.52	(2)	0	0

Total per series			386,248	25,000				0

(1)	All amounts have been converted from French francs to euros at the official conversion rate of €1.00 = FF 6.55957.

(2)	The subscription price for each warrant is equal to 1% of the average closing share price on the then Nouveau Marché (currently Eurolist by Euronext™) for the twenty trading sessions prior to the grant date. The exercise price of each warrant is equal to the highest of (1) 85% of the average closing share price on the Nouveau Marché (currently Eurolist by Euronext™), (2) the closing share price on the Nouveau Marché (currently Eurolist by Euronext™) at the end of the trading session immediately preceding the grant date, or (3) the closing share price of our ADSs on Nasdaq the day preceding the grant date.
6.7 EMPLOYEES
     6.7.1 Employee distribution
     The detailed analysis of average headcount presented below does not include trainees and temporary workers.
     Distribution by department

	Year ended June 30
	2006	2005	2004
General and administrative	29	25	21
Sales and marketing	73	68	69
Research and development	66	58	55
Customer service	47	43	43

Total Employees	215	194	188

     Distribution by level

	Year ended June 30,
	2006	2005	2004
Employees	8	5	4
Engineers/Managers	204	186	180
Executive officers	3	3	4

Total Employees	215	194	188

     Geographic distribution

	Year ended June 30,
	2006	2005	2004
Europe	145	130	125
Americas	57	52	49
Asia-Pacific	13	12	14

Total Employees	215	194	188

     Generally, employees are hired for an unlimited period of time. Other employment contracts are used as well.
     As of June 30, 2006, the average age of our employees was 37 years old. For the year ended June 30, 2006, our employee turnover rate, defined as the voluntarily and involuntarily departures divided by the average number of employees, was 25%.
     6.7.2 Reduction in workforce
     During the year ended June 30, 2006, we increased our workforce by hiring persons for certain positions that are key to our success, therefore, total employees increased between fiscal year 2005 and 2006. We increased the headcount in all our departments. We sometimes experience difficulties in recruiting employees with highly technical skills.
     For the year ended June 30, 2006, we involuntarily terminated the employment of thirteen persons.
     6.7.3 Compensation
     Compensation policy
     We believe that our compensation policy is equitable and linked to individual and collective performance, especially at a time when each employee has to give his or her best efforts to contribute to our objectives of profitability. Most employees benefit from group life insurance contracts.

     For the years ended June 30, 2006 and 2005, our personnel costs amounted to €23.9 million and €20.3 million, respectively, while the average annual compensation per headcount was €86 thousand and €78 thousand, respectively.
     Profit sharing and Share purchase schemes
     On March 6, 2000, we entered into a Plan d’intéressement (profit sharing agreement) with our employees in France for the duration of three years. On July 1, 2002 a new three-year Plan d’intéressement was implemented, which replaced the plan of March 6, 2000. On June 1, 2001, we put in place a Plan d’Epargne d’Entreprise (employee savings plan) for the employees in France as a complement to the above profit sharing plan. AXA Gestion Intéressement manages the plan, which allows the French employees to invest either the funds derived from the aforementioned profit sharing agreement or their individual contributions into a choice of three funds. One of the funds represents an investment in InfoVista S.A. shares.
     In July 2005, a Plan d’intéressement has been signed for the duration of three years. This new agreement replaced a consolidated revenue-based bonus calculation with a consolidated net income-based bonus calculation.
     For the year ended June 30, 2006, the amount of payments made to employees under the Plan d’intéressement was €289 thousand, of which €149 thousand were invested in the employee savings plan.
     6.7.4 Social relations and collective agreements
     Social relations
     A comité d’entreprise (work council) exists only in France, whose members are employees that meet regularly in order to discuss issues related to our personnel and the economic situation. Social and professional relations within our Company are generally good. An amount of €73 thousand has also been allocated to the comité d’entreprise during year ended June 30, 2006 for our welfare activities.
     Collective agreements
     As of February 1, 2000, French employers became subject to a new law reducing the workweek to 35 hours for French-based employees. In this respect, we signed an agreement with the comité d’entreprise on March 6, 2000, by which the reduction in the number of working hours for French-based employees was established with retroactive effect to February 1, 2000.
     During the year ended June 30, 2005, this agreement was modified in accordance with local law reducing the work time for French-based employees. The new agreement was submitted to the work council on May 12, 2005.
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
     6.7.6 Training for personnel
     During the years ended June 30, 2006 and 2005, we expensed €121 thousand and €113 thousand for the training and development of our personnel, corresponding to 0.3% and 0.3% of our revenues, respectively. The majority of the training was for the benefit of personnel in Europe for the sales and marketing, research and development and customer services departments. The purpose of the aforementioned training is to reinforce the professional competencies and to facilitate organizational changes (such as new internal jobs and new work organization). It is our belief that training and development represents an important element of the overall strategy and should facilitate the achievement of our goals. These training are generally geared towards professional and technical knowledge, linguistics and individual development.
6.8 SHARE OWNERSHIP
     Information concerning directors and senior management’s share ownership in our company is addressed in “Item 7. Major Shareholders and Related Party Transactions”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.1 MAJOR SHAREHOLDERS
     We obtained the information, as set forth in the table below, as of September 11, 2006 with respect to each person known by us to beneficially own more than 2% of our outstanding shares and all of our directors and executive officers as a group as of such date. The voting rights of our principal shareholders are identical to those of our other shareholders.

		% of share	% of
Shareholders	Number of shares	capital	voting rights
Odyssée Venture (1)	1,906,498	9.75	10.36
FMR Corp. / Fidelity International Ltd (1)(2) (3)	1,532,145	7.83	8.33
Generali Finances(4)	1,293,419	6.62	7.04
of which includes:
FCP Generali Ambition	792,491	4.06	4.31
FCP Prudence Vie	230,928	1.18	1.26
FCP Epargne Retraite International	270,000	1.38	1.47
Powe Capital	1,108,883	5.67	6.03
Sicav Generali Euro Actions(5)	910,000	4.65	4.95
Sicav Generali Euro Investissement(5)	910,000	4.65	4.95
Reabourne Technology Investment Management	698,120	3.57	3.80
CV Sofinnova Ventures	557,066	2.85	3.03
Montpensier Finance	549,000	2.81	2.99

Directors & Executive Officers

Alain Tingaud (1)	841,490	4.30	4.57
Jean-Paul Bernardini	10,000	0.05	0.05
Herbert May	1	0.00	0.00
Hubert Tardieu (1)	1,250	0.01	0.01
Patrick Leleu	1	0.00	0.00
Philippe Ozanian	533	0.00	0.00
Manuel Stopnicki	0	0.00	0.00
Gad Tobaly	1	0.00	0.00
Philippe Vassor	200	0.00	0.00

InfoVista S.A. (3)	1,169,134	5.98	0.00
Others (6)	8,070,573	41.26	43.89

Total	19,558,314	100	100

(1)	Directly or indirectly.

(2)	We obtained this information as of August 31, 2006.

(3)	On September 12, 2006, we acquired 700,000 InfoVista S.A. shares from Fidelity International Ltd. Through a letter dated September 14, 2006, Fidelity International Ltd and FMR Corp notified the Autorité des marchés financiers that its holding had gone under 5%. The above mentioned figures (as of September 11, 2006) do not take this transaction into account.

(4)	Includes 317,041 shares (or 1.62% of our share capital) that are without voting rights for a period of two years until September 25, 2008. This is due to the late notification to the Autorité des marches financiers completed on September 25, 2006, that Generali Finances had gone over 5% of our share capital and voting rights.

(5)	Based on information provided by Generali Finances on behalf of their funds that hold more than 2% of our share capital and/or voting rights.

(6)	Includes shares issued upon the exercise of stock options by our employees.

     We are not aware of any lock-ups or other holding obligations in force affecting our shares or ADSs held by our directors, executive officers, or any shareholders.
     To our knowledge, as of September 11, 2006, (i) shares held in nominative form represented 4.85% of the share capital and (ii) shares held in bearer form represented 95.15% of the share capital.
     To our knowledge, as of September 11, 2006, (i) the number of outstanding ADSs was 190,265 and (ii) the number of registered ADS holders was twelve.
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

		June 30, 2006			June 30, 2005			June 30, 2004
		% of the			% of the	% of the		% of the
	Number of	share	% of the	Number of	share	voting	Number of	share	% of the
Shareholders	shares	capital	voting rights	shares	capital	rights	shares	capital	voting rights
FMR Corp. / Fidelity International Limited(1)	2,017,321	10.33	11.00	2,075,593	11.20	11.95	1,852,471	9.78	10.82
Odyssée Venture (1)(2)	1,856,498	9.51	10.12	1,843,894	9.95	10.61	1,895,625	10.00	11.07
Powe Capital(3)	1,008,833	5.17	5.50	845,476	4.56	4.87	591,689	3.12	3.46
Alain Tingaud (1)	936,683	4.80	5.11	1,015,243	5.48	5.84	1,235,053	6.52	7.22
Sicav Generali Euro Actions(4)	910,000	4.66	4.96	270,832	1.46	1.56	0	0	0
Sicav Generali Euro Investissement(4)	900,000	4.61	4.91	0	0	0	0	0	0
Generali Finances(4)	1,085,886	5.56	5.92	1,015,244	5.48	5.84	380,748	2.00	2.22
of which includes:
FCP Generali Ambition	792,491	4.06	4.32	792,491	4.28	4.56	364,756	1.92	2.13
FCP Epargne Retraite International	135,992	0.70	0.74	136,825	0.74	0.79	15,992	0.08	0.09
FCP Prudence Vie	157,403	0.80	0.86	85,928	0.46	0.49	0	0	0
Reabourne Technology Investment Management	677,520	3.47	3.69	698,570	3.77	4.02	715,716	3.78	4.18
CV Sofinnova Ventures Partners III	557,066	2.85	3.04	602,066	3.25	3.47	602,066	3.18	3.52
Montpensier Finance	418,000	2.14	2.28	70,000	0.38	0.40	0	0	0

InfoVista S.A	1,184,121	6.06	0	1,151,854	6.22	0	1,835,454	9.69	0
Others(5)	7,975,636	40.84	43.47	8,935,949	48.25	51.44	9,842,098	51.93	57.51

Total	19,527,564	100.00	100.00	18,524,721	100.00	100.00	18,950,920	100.00	100.00

(1)	Directly and indirectly.

(2)	Through a letter dated May 12, 2006, Odyssée Venture SAS notified the Autorité des marchés financiers that its holding had gone under 10%.

(3)	Through a letter dated May 3, 2006, Powe Capital Management LLP notified the Autorité des marchés financiers that its holding had gone over 5%.

(4)	Based on information provided by Generali Finances on behalf of their funds that hold more than 2% of our share capital and/or voting rights.

(5)	Includes shares issued upon the exercise of stock options by our employees.

7.3 RELATED PARTY TRANSACTIONS
     Other than as identified in Note 15 of the consolidated financial statements, we are not a party to any material transaction with a related party, or to a transaction in which we have received commercial terms not available to other independent third parties.
ITEM 8. FINANCIAL INFORMATION
     8.1 CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
     See “Item 18. Financial Statements”, for a list of the financial statements filed with this document
8.2 LEGAL PROCEEDINGS
     We are involved in various routine legal proceedings incidental to the ordinary course of our business. We believe that the outcome of all pending legal proceedings will not have a significant effect on our financial condition or operational results. For additional information see “Item 4. Information on the Company – Legal Proceedings”. There is currently no litigation in which a director or an executive officer has interests which conflict with ours.
8.3 DIVIDEND POLICY
     We have not declared dividends for the past three fiscal years. We expect to use all available funds for the financing of our activities, as a result we do not plan on declaring dividends in the near future. For additional information on our dividend policy see “Item 10. Additional information – Dividends”.
8.4 SIGNIFICANT CHANGES
     We have set forth our financial condition as of June 30, 2006 in “Item 5. Operating and Financial Review and Prospects”, “Item 11. Quantitative and Qualitative Disclosures About Market Risks” and “Item 18. Financial Statements.” We are not aware of any significant changes affecting our financial condition since June 30, 2006.
ITEM 9. THE OFFER AND LISTING
     In November 2003, a new entity was created, the Autorités des Marchés Financiers (“AMF”), resulting from the merger of the Commission des Opérations de Bourse (“COB”) and the Conseil de Discipline de la Gestion Financière (“CDGF”). The AMF, an independent governmental authority, is in charge of the protection of investors, investors’ information and proper running of the securities markets.

9.1 MARKETS
     Our shares are listed on the Compartment C of Eurolist by Euronext™ (formerly Nouveau Marché of Euronext Paris S.A.) and our ADSs have been listed on Nasdaq in the U.S. since July 7, 2000.

9.2 PRICE HISTORY OF THE STOCK
     This table provides the high and low closing prices for our shares on the Compartment C of Eurolist by Euronext™ (formerly named “Nouveau Marché)” and our ADSs on Nasdaq since July 1, 2003.
     Volume of transactions and closing price evolution on the Compartment C of Eurolist by Euronext™ (formerly Nouveau Marché) and on Nasdaq

	Price of Shares in euros (1)				Price of ADSs in US dollars(2)
			Closing	Volume		Closing		Volume
	High	Low	Average	in 000s	High	Low	Average	in 000s
6 months to September 11, 2006
2006 September	5.19	4.76	4.92	168	6.30	6.30	6.30	0
2006 August	5.28	4.52	5.06	387	6.78	6.24	6.47	5
2006 July	5.95	4.92	5.51	624	7.26	6.64	7.02	1
2006 June	6.05	5.40	5.79	375	7.50	6.61	7.24	2
2006 May	6.68	5.60	6.17	636	8.64	7.01	7.85	2
2006 April	6.85	6.30	6.60	729	8.59	7.00	7.94	3
	High	Low			High	Low
Fiscal year 2006 by quarter ended
June 30, 2006	6.85	5.40			8.64	6.61
March 31, 2006	7.25	5.74			9.22	6.67
December 31, 2005	5.99	4.55			7.64	3.00
September 30, 2005	5.95	4.52			7.35	5.00
	High	Low			High	Low
Fiscal year 2005 by quarter ended
June 30, 2005	5.40	3.95			6.95	2.85
March 31, 2005	5.59	4.40			7.50	3.88
December 31, 2004	4.75	3.66			7.00	4.19
September 30, 2004	4.27	3.15			5.00	3.44
	High	Low
Fiscal year 2004 by quarter ended
June 30, 2004	4.22	3.31			5.35	4.00
March 31, 2004	4.69	2.35			6.24	2.84
December 31, 2003	2.57	1.86			3.24	1.82
September 30, 2003	2.63	2.01			2.90	2.30
	High	Low			High	Low
Fiscal years 2005 and 2004
July 1, 2004 to June 30, 2005	5.59	3.15			7.50	2.85
July 1, 2003 to June 30, 2004	4.69	1.86			6.24	1.82

(1)	Source: Euronext Paris

(2)	Source: Nasdaq

     The following charts represent the price history of the Company’s stock on the Compartment C of Eurolist by Euronext™ (formerly know as Nouveau Marché) and Nasdaq from July 1, 2003 to September 11, 2006.
Price history of the stock on the Eurolist by Euronext™
(Source EURONEXT PARIS)

Price history of the stock on the NASDAQ
(Source: NASDAQ)
9.3 GENERAL
     On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF S.A., or the “SBF”, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of SBF, the Amsterdam Stock Exchanges and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A.. Securities quoted on exchanges participating in Euronext cash markets are traded and cleared over common Euronext platforms. NSC is the common platform for trading and Clearing 21 for the clearing, LIFFE CONNECT TM, the LIFFE trading platform is already used for all Euronext futures and options trading. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris S.A. retains responsibility for the admission of shares to Euronext Paris’ trading markets as well as the regulation of those markets.
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

9.4 EURONEXT PARIS SA AND EUROLIST
     As of February 21, 2005, all securities currently traded on the Premier, Second and Nouveau Marchés of the Euronext Paris are listed and traded on a single market, Eurolist by EuronextTM, which is operated by Euronext Paris SA. In accordance with the regulations of Euronext Paris SA, the shares issued by domestic and other companies are classified in capitalization compartments. The shares of listed companies are distributed among three capitalization compartments, according to the criteria set forth by Euronext Paris SA:
•	Compartment A comprises the companies with market capitalizations above €1 billion;

•	Compartment B comprises the companies with market capitalizations from €150 million and up to and including €1 billion;

•	Compartment C comprises the companies with market capitalizations below €150 million.
     The Compay’s shares have been classified in Compartment C of the Eurolist market.
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
     Trades of securities listed on Eurolist are settled on a cash settlement basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a Deferred Settlement Service (“Service à Règlement Différé”) for a fee. The Service à Règlement Différé allows investors who elect this service to benefit from leverage and other special features of the monthly settlement market. The deferred settlement service is only available for trades in securities which have both a total market capitalization of at least €1 billion and a daily average volume of trades of at least €1 million and which are normally cited on a list published by Euronext Paris S.A.. Our shares are not eligible for the deferred settlement service.

     Prior to any transfer of securities held in registered form on Eurolist, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France, a settlement organization. Transactions in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on Eurolist are cleared by LSH Clearnet SA via Clearing 21, a common Euronext Platform and settled by Euroclear France SA using a continuous net settlement system. A fee or commission is payable to broker-dealer or other agent involved in the transaction.
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
10.2 SHAREHOLDERS’ MEETINGS AND VOTING RIGHTS
     10.2.1 General
     In accordance with Book II (Livre II) of the French commercial code (Code de commerce) and Decree no. 67-236 of March 1967, there are two types of general shareholders’ meetings: ordinary and extraordinary.
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
     Special shareholder meetings of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights derived from such category of shares or for any modification of the terms and conditions of such securities giving access to the Company’s share capital. The resolutions of the general shareholders’ meeting affecting these rights are effective only after approval by the relevant special meeting.
     10.2.2 General Shareholders’ Meetings
     French commercial code requires our board of directors to convene an annual ordinary shareholders’ meeting for approval of the annual accounts and consolidated financial statements. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a general shareholders’ meeting, our independent statutory auditors may call the meeting. In a bankruptcy, our liquidator or court-appointed agent may also call a general shareholders’ meeting in some instances. Any of the following may request the Président of the Tribunal de Commerce to appoint an agent to convene the Shareholders’ meeting:
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
     In order to participate in any general meeting, a holder of shares held in registered form must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date set for the meeting. A holder of bearer shares must obtain a certificate from the accredited financial intermediary (Intermédiaire financier habilité) with whom the holder has deposited its shares. This certificate must indicate the number of bearer shares the holder owns and must state that these shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.
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
     Proxies will be sent to any shareholder on request with, among other things, a draft of the resolutions to be passed at the relevant meeting. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder or, if the shareholder is a non-resident in France as defined by the French civil code (Code civil), by an intermediary registered under the conditions set forth by French law and regulatory provisions in force. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy dated and signed without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the board of directors and against all others.
     With respect to votes by mail, we must send shareholders a voting form. The completed form must be returned to us at least three days prior to the date of the general shareholders’ meeting.
     10.2.6 Quorum
     As a French company, we are subject to and are in compliance with quorum requirements in France. For this reason, we requested on June 19, 2000, and were granted, a permanent exemption from Nasdaq’s Corporate Governance rules relating to quorum requirements (Nasdaq Marketplace Rule 4350(f)).
     Under French law, a quorum requires the presence, in person, by mail or by proxy, or by any means including remote data transmission, in accordance with applicable laws and our by-laws, of shareholders holding at least (i) 20% of the shares entitled to vote, in the case of an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premiums, (ii) 25% of the shares entitled to vote, in the case of any other extraordinary general meeting, or (iii) 331/3% of the shares entitled to vote in the case of any special meeting. The quorum required for an ordinary, extraordinary or special shareholders’ meeting was recently reduced by a French law dated July 26, 2005.
     If a quorum is not present at any meeting, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened. However, when an extraordinary general meeting or a special meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering an increase in our share capital through incorporation of reserves, profits or share premiums. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.
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
     In general, each shareholder is entitled to one vote per share at any general meeting. Under the French Commercial Code, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.
10.3 FINANCIAL STATEMENTS AND OTHER COMMUNICATIONS WITH SHAREHOLDERS
     In connection with any general shareholders’ meeting , we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests. The French Commercial Code also requires that a special report must be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the company.
     Pursuant to a French act of August 1, 2003 (loi de sécurité financière), the Chairman of our board of directors is required to deliver a special report to the annual ordinary general shareholders’ meeting regarding the status of the preparation and organization of the work of our board of directors, the status of the internal control procedures implemented by us and on the restrictions if any, that our board of directors have placed on the powers granted to the CEO. In general, this report describes the objectives of our internal controls, the organization of the participants in our internal controls and the internal control procedures that we currently have in place.
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
     10.4.1 Legal Reserve
     The French Commercial Code provides that French sociétés anonymes such as our company must allocate five percent of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. As of June 30, 2006, our legal reserve was (€4,941.94). The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.
     10.4.2 Approval of Dividends
     According to the French Commercial Code, the board of directors may propose a dividend for approval by the shareholders at the annual general shareholders’ meeting. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, the board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The board of directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a general shareholders’ meeting is required.

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
10.5 CHANGES IN SHARE CAPITAL
     10.5.1 Increases in Share Capital
     As provided by French Commercial Code, our share capital may be increased only with the shareholders’ approval at an extraordinary general meeting following a recommendation of the board of directors. Increases in our share capital may be effected by:
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

See “Item 10.2. Shareholders’ Meetings and Voting Rights.”
     Since the ordinance No. 2004-604 of June 24, 2004, the shareholders at an extraordinary shareholders’ meeting may delegate the authority, subject to certain conditions, or the power to carry out certain increases in share capital (other than for contribution in-kind) to the board of directors. The board of directors may further delegate this right to the Chairman and/or CEO and with his agreement, to one or several Directeurs Généraux Délégués.
     Under French law, each time the shareholders decide on a capital increase in cash or decide to delegate to the board of directors the right to carry out a capital increase in cash (except when it results from an earlier issue of securities giving rights to shares), they must decide on whether or not to proceed with a capital increase reserved to employees of our company and its subsidiaries or on whether or not to delegate to the board of directors the right to carry out such reserved capital increase.
     On December 9, 2005, the shareholders authorized our board of directors for a period of 26 months to:
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
     Additionally, at the December 9, 2005 general shareholders’ meeting, the shareholders authorized the board of directors to increase the share capital up to an annual nominal amount equal to €540,000 per share through the issuance of shares or any other securities giving rights to subscribe to our share capital for those employees participating in the employee savings plan.
     These authorizations were not utilized during the fiscal year ended June 30, 2006.
     Resolutions for the shareholders to authorize our board of directors for a period of 26 months to increase our share capital by issuing, without preferential subscription rights, shares or other securities giving right, immediately in the future, to our share capital, up to a maximum nominal amount of €3,700,000, will be submitted to the general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2006.
     Resolutions for the renewal of the above mentioned resolutions will be submitted to the general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2007.
     10.5.2 Decreases in Share Capital
     According to French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general shareholders’ meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase our own shares, all shareholders must be offered the possibility to participate in such a reduction. The share capital may be reduced either by decreasing the nominal value of the outstanding share capital or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

     10.5.3 Share Capital Issued History

						Cumulative
				Additional Paid-in		Number of	Nominal
Date	Movement	Number of Shares	Capital Amount	Capital Amount	Cumulative Capital	Shares	Value
10/13/95	Issuance of common stock	19,000	FF 900,000	FF 8,100	FF 1,900,000	19,000	FF 100
10/13/95	Issuance of common stock	81,000	FF 8,100,000	—	FF 10,000,000	100,000	FF 100
06/21/96	Reduction of the nominal value by issues of shares at no value	2,000,000 new shares in exchange for 100,000 existing shares	—	—	FF 10,000,000	2,000,000	FF 5
05/16/97	Reduction of the nominal value	10,000,000 new shares in exchange for 2,000,000 existing shares	—	—	FF 10,000,000	10,000,000	FF 1
05/16/97	Issuance of common stock	3,769,415	FF 3,769,415	FF 11,270,550.85	FF 13,769,415	13,769,415	FF 1
05/16/97	Issuance of common stock (incorporating additional paid in capital of 0,80 F)	—	FF 11,015,532	—	FF 24,784,947	13,769,415	FF 1.80
06/30/98	Issuance of common stock	5,809,720	FF 10,457,496	FF 22,657,908	FF 35,242,443	19,579,135	FF 1.80
06/30/99	Exercise of stock warrants (6/30/1998 Shareholders’ Meeting)	2,091,495	FF 3,764,691	FF 8,365,980	FF 39,007,134	21,670,630	FF 1.80
12/23/99 (09/12/99 Shareholders’ meeting)	Issuance of common stock	2,800,000	FF 5,040,000	FF 39,760,000	FF 4,047,134	24,470,630	FF 1.80
03/10/2000	Conversion of capital into euros and capital reduction	—	FF 707,595.19	—	€6,607,070.10	24,470,630	€0.27
03/31/2000	Exercise of 1999 D Stock warrants (12/9/1999 Shareholders’ meeting)	1,200,000	€324,000	FF 17,040 000 (€ 2,603,021.10)	€6,931,070.10	25,670,630	€0.27
05/23/2000	Exercise of stock options (Plans 1996 and 1999)	188,326	€50,848.02	FF 156,329.08 (€ 23,832.21)	€6,981,918.12	25,858,956	€0.27
05/25/2000	Reverse stock split (2 for 1)	12,929,478 new shares in exchange for 25,858,956 existing shares	—	—	€6,981,918.12	12,929,478	€0.54

						Cumulative
				Additional Paid-in		Number of	Nominal
Date	Movement	Number of Shares	Capital Amount	Capital Amount	Cumulative Capital	Shares	Value
Initial Public Offering	Issuance of common stock	6,000,000	€3,240,000	€73,560,000	€10,221,918.12	18,929,478	€0.54
(07/07/2000)
10/12/2000	Exercise of 1999 B stock warrants (12/9/1999 Shareholders’ meeting)	70,000	€37,800	€303,685.79	€10,259,718.12	18,999,478	€0.54
12/18/2000	Exercise of stock options (Plan 1999)	72,186	€38,980.44	€93,847.83	€10,298,698.56	19,071,664	€0.54
01/24/2001	Exercise of 1999 C stock warrants (12/9/1999 Shareholders’ meeting)	18,750	€10,125	€81,344.40	€10,308,823.56	19,090,414	€0.54
01/24/2001	Exercise of stock options (Plans 1996 and 1999)	18,437	€9,955.98	€18,582.45	€10,318,779.54	19,108,851	€0.54
04/04/2001	Exercise of 1999 A stock warrants (12/9/1999 Shareholders’ meeting)	30,000	€16,200	€130,151.05	€10,334,979.54	19,138,851	€0.54
06/20/2001	Exercise of 1998 O stock warrants (6/30/1998 Shareholders’ meeting)	287,289	€155,136.06	€195,239.35	€10,490,115.60	19,426,140	€0.54
06/20/2001	Exercise of 1999 A stock warrants (12/9/1999 Shareholders’ meeting)	120,000	€64,800	€520,604.23	€10,554,915.60	19,546,140	€0.54
06/20/2001	Exercise of stock options (Plans 1996 and 1999)	95,274	€51,447.96	€169,508.03	€10,606,363.56	19,641,414	€0.54
10/17/2001	Exercise of stock options (Plans 1996 and 1999)	16,562	€8,943.48	€11,252.91	€10,615,307.04	19,657,976	€0.54
01/23/2002	Exercise of 1998 O stock warrants (6/30/1998 Shareholders’ meeting)	197,710	€106,763.40	€134,362.16	€10,722,070.44	19,855,686	€0.54
06/04/2002	Exercise of stock options (Plans 1996 and 1999)	10,874	€5, 871.96	€13,797.52	€10,727,942.40	19,866,560	€0.54
09/11/2002	Exercise of stock options (Plan 1996)	16,250	€8,775	€19,825	€10,736,717.40	19,882,810	€0.54
04/23/2003	Cancellation of common stock held in treasury	1,080,173	€583,293.42	€1,154,914.76	€10,153,423.98	18,802,637	€0.54
07/25/2003	Exercise of stock options (Plan 1999)	2,625	€1,417.50	€3,228.75	€10,154,841.48	18,805,262	€0.54

						Cumulative
				Additional Paid-in		Number of	Nominal
Date	Movement	Number of Shares	Capital Amount	Capital Amount	Cumulative Capital	Shares	Value
01/26/2004	Exercise of stock options (Plan 1999)	23,125	€12,487.50	€28,443.75	€10,167,328.98	18,828,387	€0.54
07/21/2004	Exercise of stock options (Plans 1999 and 2001) and O 1998 and BSA F 2003 stock warrants	163,533	€88,307.82	€245,844.59	€10,255,636.80	18,991,920	€0.54
10/21/2004	Exercise of stock options (Plans 1999 and 2001)	76,150	€41,121	€103,564	€10,296,757.80	19,068,070	€0.54
10/21/2004	Cancellation of common stock held in treasury	694,454	€375,005.16		€9,921,752.64	18,373,616	€0.54
07/21/2005	Exercise of stock options (Plans 1999, 2000 and 2001)	151,105	€81,596.70	€244,856.80	€10,003,349.34	18,524,721	€0.54
03/15/2006	Exercise of stock options (Plans 1999, 2000 and 2001) and BSA E 2002 and BSA F 2003 Warrants[1]	918,169	€495,811.26	€1,878,800.42	€10,499,160.60	19,442,890	€0.54
07/26/2006	Exercise of stock options (Plans 1999, 2000 and 2001) and BSA F 2003 warrants	84,674	€45,723.96	€195,177.25	€10,544,884.56	19,527,564	€0.54
09/11/2006	Exercise of stock options (Plans 1999 and 2001) [1]	30,750	€16,605	€52,307.50	€10,561,489.56	19,558,314	€0.54

[1]	This movement has not yet been officially approved by the board of directors

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
     A two-thirds majority of the shares entitled to vote at an extraordinary general shareholders’ meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the board of directors and our independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general shareholders’meeting to give the existing shareholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time. Shareholders also may notify us that they wish to waive their own preemptive subscription rights with respect to any particular offering of shares if they so choose.
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
     In principle, for dealings on Euronext, an Impôt sur les opérations de Bourse, or tax assessed on the price at which the securities were traded, is payable by French residents at a rate of 0.3% on transactions up to €153,000 and at a rate of 0.15% thereafter, subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction.
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

     Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own in excess of 33 1/3 % of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company. Any shareholder who fails to comply with these requirements may have all or part of his voting rights suspended.
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
     In addition, publicly traded companies are required to publicly disclosure the number of treasury shared held by the company at the end of each month, if such amount has fluctuated from the previous month.
10.10 PURCHASE OF OUR OWN SHARES
     In accordance with French law, we may not subscribe to our own shares. However, pursuant to the European regulations, French law and the AMF’s regulations, we may, either directly or through a financial services intermediary (prestataire de services d’investissement) purchase our own shares up to 10% of our share capital in connection with a share repurchase program prospectus (note d’information). Since July 26, 2005 the obligation to obtain a visa from the AMF on the share repurchase program prospectus was suppressed. The public will now be informed of such program through a document called program description (descriptif du programme) which will be freely available to the public and publicized on the AMF’s website. In addition, we may not repurchase an amount of shares that would result in our holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares in each class.

     We must hold any shares that we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.
     According to our share repurchase program prospectus that was published on November 24, 2005, the purposes of the share repurchase program are the following: allow the Company to fulfil obligations related to stock options plans or other allocations to the employees or executive officers of the Company or its subsidiaries, hold the shares in treasury in order to later provide consideration in the context of an acquisition or an exchange of the Company’s shares, in the context of external growth, manage the market making in the secondary market and the liquidity of the Company’s share, through a liquidity agreement compliant with the AFEI ethic charter, cancel shares, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting, deliver shares upon the exercise of the rights attached to securities giving right to shares of the Company, or implement any market practices that would be authorized by the law or the Autorité des marchés financiers.
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
     Pursuant to the authorization granted by the general shareholders’ meeting held on December 9, 2005, our board of directors is authorized to repurchase up to 10% of our total outstanding share capital at a maximum price per share of €7.12. The total amount of purchase may not exceed €7 million. This authorization will expire on the date of the general shareholders’ meeting called to approve the accounts for the year ended June 30, 2006. The board may use this authorization for the purpose of implementing stock purchase plans for the benefit of our employees or executives or those of our affiliates; providing consideration in the context of an acquisition or an exchange of company shares (especially as part of external growth operations); delivering securities upon the exercise of convertible or exchangeable securities; stabilizing the price of our shares; purchasing and selling shares depending on market conditions and in compliance with the relevant regulations; and canceling shares, subject the adoption of a specific resolution by the extraordinary general meeting of shareholders. A press release was published on November 24, 2005. A new resolution will be submitted to this effect to the next general shareholders’ meeting called to approve our financial statements for the year ended June 30, 2006. We intend to publish a press release about the new share repurchase program before the next general shareholders’ meeting.
     In addition, at the December 9, 2005 general shareholders’ meeting, the shareholders granted the board of directors the authorization to cancel some or all of the shares purchased under the share repurchase program up to a limit of 10% of our share capital in any one 24-month period. This authorization will expire on the date of the general shareholders’ meeting called to approve the accounts for the fiscal year ending June 30, 2006.
     Between July 1, 2005 and September 11, 2006, under authorization that our board of directors received from the shareholders on December 9, 2004 and December 9, 2005, we repurchased 517,218 shares for a total of €2.9 million and sold 499,938 shares for a total of €2.7 million and did not cancel any shares during the stated period. On September 11, 2006, we held 1,169,134 shares or 5.97% of our share capital in treasury. We have not used any financial derivative instruments in relation to our share buy-back program. On September 12, 2006, we acquired 700,000 of our own shares. After completion of this transaction, we held a total of 1,869,886 shares or 9.59% of our share capital in treasury, with a nominal value of €1.0 million and an accounting value of €8.8 million.
10.11 TRADING IN OUR OWN SHARES
     Pursuant to the regulations of the European Union and the AMF, we may not trade in its own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:
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
10.13 MATERIAL CONTRACTS
     See “Item 4. Information on the Company – Intellectual Property”.
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
10.16 FRENCH TAXATION
     The following is a general summary of the material French tax consequences of owning and disposing of our shares and ADSs. This summary may only be relevant to you if you are not a resident of France and you do not hold your shares or ADSs in connection with a permanent establishment or a fixed base in France through which you carry on a business or perform personal services.
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

     10.16.1 Taxation on Sale or Disposal of Shares
     Subject to more favorable provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held, alone or with relatives, not more than 25%, directly or indirectly, of the dividend rights (bénéfices sociaux) of our company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of shares.
     If a share transfer is evidenced by a written agreement signed as of January 1, 2006, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1.1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €4,000 per transfer, provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France).
     10.16.2 Taxation of Dividends
     In France, companies may only pay dividends out of income remaining after tax has been paid.
     With respect to dividends paid since January 1, 2005, French individual shareholders are entitled to a tax credit equal to 50% of the dividend paid, capped per year at €230 or, as the case may be, €115, depending on the marital status of the individual shareholder. Non-individual shareholders are not entitled to this tax credit.
     Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the French tax credit above-mentioned.
     Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax or, in the case of certain tax treaties, be eliminated.
     Certain tax treaties further provide for a refund of the French tax credits attached to dividends paid to certain non-residents.
     The French tax authorities have indicated that non-resident individual shareholders benefiting from a tax treaty providing for the refund of the French tax credits attached to dividends are entitled to the refund of the above-mentioned French tax credit, net of the applicable withholding tax.
     The following countries and Territoires d’Outre-Mer have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally reducing the withholding tax rate to 15%) of all or part of such withholding tax and a refund of certain French tax credits (net of applicable withholding tax).

Australia	India	Mexico	Switzerland
Austria	Israel	Namibia	Togo
Belgium	Italy	Netherlands	Turkey
Bolivia	Ivory Coast	New Zealand	Ukraine
Brazil	Japan	Niger	United Kingdom
Burkina Faso	Latvia	Norway	U.S.
Canada	Lithuania	Pakistan	Venezuela
Estonia	Luxembourg	Senegal	French Territoires d’Outre-Mer and others :
Finland	Malaysia	Singapore
Gabon	Mali	South Korea	Mayotte

Ghana	Malta	Spain	New Caledonia
Iceland	Mauritius	Sweden	Saint-Pierre & Miquelon
     Except for the U.S., none of the countries or territories listed above has a treaty granting benefits to holders of ADSs, as opposed to shares. Accordingly, this discussion of treaty benefits does not apply to ADS holders.
     As to dividends paid in 2005 by our company, non-resident shareholders benefiting from a treaty may have been subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate, if these shareholders established entitlement to such reduced rate before the date of payment by providing the paying agent with a certificate (the Certificate) based on the draft provided by the French tax authorities in their administrative guidelines 4 J-1-05, dated February 25, 2005.
     If a non-resident shareholder did not file the Certificate before the dividend payment date, we withheld the French withholding tax at the rate of 25%. This non-resident may claim a refund of the excess withholding tax by completing and providing the paying agent with the relevant treaty form before December 31, 2007.
     Furthermore, if a non-resident shareholder is entitled to a refund of the French tax credits attached to dividends under the relevant tax treaty, such shareholder can file a claim for the refund of the French tax credit of 50% (capped at €230 or €115 per year) on distributions made by us in 2005, net of the applicable withholding tax, but only to the extent that this shareholder is an individual.
     The French tax authorities have not yet detailed the filing formalities that have to be completed in order to obtain the refund of the French tax credit described above with respect to distributions paid since January 1, 2005.
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
     10.16.4 Wealth Tax
     In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not apply to the shares of non-French resident individual investors owning directly or indirectly less than 10% of our company’s share capital assuming such shares do not enable such individual to exercise influence on our company.
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
     For U.S. federal income purposes, a U.S. holder of ADSs should be treated as owning the underlying shares represented by those ADSs. The following discussion (except where otherwise expressly noted) applies to U.S. holders of shares and U.S. holders of ADSs. Furthermore, for purposes of the U.S.-France income tax treaty and U.S. federal income tax, deposits or withdrawals by a U.S. holder of shares for ADSs or of ADSs for shares, will not be subject to U.S. federal income tax.
     Special rules may apply to U.S. expatriates, banks, regulated investment companies, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, traders in securities who elect to apply the mark to market method of accounting, persons holding their shares or ADSs as part of a hedging transaction, straddle or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, among others. Those special rules, except certain rules applicable to certain tax-exempt investors, are not discussed in this report.
     If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds shares or ADSs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of the shares or ADSs.
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
(i) Taxation of Dividends
     Under the U.S.-France income tax treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to such U.S. Holder are immediately subject to the reduced rate of 15% on the date of payment of such dividends, provided that the U.S. Holder establishes before the date of payment that he or she is a resident of the United States under the U.S.-France income tax treaty in accordance with the procedures described below.
     Subject to certain conditions and filing formalities, an individual U.S. Holder would also be entitled to a payment equal to the French tax credit of 50% attached to dividends paid in 2005 by us (capped per year at €230 or €115, depending on the marital situation of the U.S. Holder), net of the 15% withholding tax, if he or she attests that he or she is subject to U.S. federal income taxes on the payment of the dividend and the related French tax credit (an “Eligible U.S. Holder”).
     U.S. Holders, other than Eligible U.S. Holders, are not entitled to the payment of any French tax credit in respect of dividends paid in 2005.
     Generally, dividends paid to a U.S. Holder in 2005 were subject to the reduced withholding tax rate of 15% at the time the dividend was paid if the U.S. Holder provided the paying agent before the dividend payment date with the Certificate based on the draft provided by the French tax authorities in their administrative guidelines 4 J-1-05, dated February 25, 2005.
     If a U.S. Holder entitled to the reduced withholding tax rate did not file a completed Certificate before the dividend payment date, we withheld the French withholding tax at the rate of 25%. Such U.S. Holder may claim a refund of the excess withholding tax by completing and providing the paying agent with the Treasury Form RF1 A EU-No. 5052 (or any other form that may replace such Treasury Form) before December 31, 2007.
     In all cases, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.
     The Certificate or, where applicable, the Treasury Form RF1 A EU-No. 5052, together with their respective instructions, are provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary. The Depositary shall arrange for the filing with the paying agent of all Certificates or Forms, as the case may be, provided that they are completed by U.S. Holders of ADSs and returned to the Depositary in sufficient time.
     For U.S. federal income tax purposes, the gross amount of any distributions including the French tax credit and any French withholding tax, will be included in your gross income as ordinary income when any such payment is received by you (or by the depositary, if you hold ADSs). Dividends paid by our company will not give rise to the dividends received deduction generally allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Such dividends generally will constitute foreign source “passive” income for foreign tax credit purposes (or, for some holders, foreign source “financial services” income). For taxable years beginning after December 31, 2006, dividend income generally will constitute “passive category” income, or, in the case of certain U.S. holders, “general category” income.
     Further, the amount of any dividend paid in euros, including any French tax withheld, will, for U.S. federal income tax purposes, be included in gross income in an amount equal to the U.S. dollar value of the euro calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into U.S. dollars. If you do not convert any such foreign currency that is distributed to you into U.S. dollars on the date you receive it, you will have a basis in that foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in your gross income to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss. You may also be required to recognize foreign currency gain or loss if you receive a refund under the U.S.-France income tax treaty of tax withheld in excess of the treaty rate. This foreign currency gain or loss generally will be U.S. source ordinary income or loss. Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency. Accrual basis taxpayers therefore are urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.
     French withholding tax imposed on the dividends you receive and on any related French tax credit at 15% under the U.S.-France income tax treaty is treated as payment of a foreign income tax. You may claim this amount as a credit against your U.S. federal income tax liability, subject to detailed conditions and limitations, or you may alternatively choose to claim a deduction, provided a deduction is claimed for all of the foreign taxes you pay in a particular year. A deduction does not reduce U.S. federal income tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits. You are urged to consult your own tax advisor regarding the availability of foreign tax credits.
     Certain U.S. holders, including individuals and some trusts and estates, are eligible for reduced rates of U.S. federal income tax on many items of income. “Qualified dividend income” received by such holders in taxable years beginning before January 1, 2011 generally will be taxed at the rates applicable to capital gains, including the 15% maximum rate (rather than the higher rates of tax generally applicable to other items of ordinary income). For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, the company is not a passive foreign investment company for the corporation’s taxable year in which the dividend was paid, or the preceding year, and (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. (The U.S.-France income tax treaty has been identified as a qualifying treaty.) We currently believe that any dividends paid with respect to our shares or ADSs should constitute qualified dividend income for U.S. federal income tax purposes; however, this is a factual matter and subject to change. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. holders. You are urged to consult your own tax adviser regarding the availability of the reduced dividend rate in light of your own particular situation and regarding the computation of your foreign tax credits with respect to any qualified dividend income paid by us, as applicable.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits or reduced rates in respect of qualified dividends by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of French withholding tax or the availability of qualified dividend treatment could be affected by future actions that may be taken by the U.S. Treasury with respect to ADSs.
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
     (iii) Passive Foreign Investment Company Status
     A non-U.S. corporation is classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year, if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than royalties derived from the licensing of computer software that the licensor developed, created or produced), or gains on the disposition of certain minority interests) or at least 50% of the average value of its assets (determined on the basis of a quarterly average) consist of assets that produce, or are held for the production of, passive income. We currently believe that we should not be classified as a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2006. Our determination as to our PFIC status is based on the composition of our income, a current valuation of our passive assets (such as cash), and our market capitalization during our taxable year ending June 30, 2006 (which is derived in part from the trading price of our shares and therefore is subject to change). The determination of whether we are or will be a PFIC must be made annually as of the end of each taxable year and is a function of all the facts and circumstances.
     If we were to become a PFIC in any taxable year, the tax on distributions on our shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by us would not be “qualified dividend income” and would be taxed at the higher rates applicable to other items of ordinary income. You should consult your own tax advisor regarding the application of the PFIC rules to your ownership of our shares or ADSs.
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
(vi) U.S. Information Reporting and Backup Withholding
     Dividend payments made to you and proceeds paid from the sale, exchange or disposal of your shares or ADSs may be subject to information reporting to the Internal Revenue Service (the “IRS”) and possible U.S. federal backup withholding at a current rate of 28%.

Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. Holders generally are not subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the U.S. or through U.S.-related financial intermediaries.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
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

11.2 CURRENCIES
     The Group is exposed to foreign currency risk since it has foreign operations in the U.S. (and other countries) and the Asia-Pacific. Most of the Group’s sales are denominated in euros, which is the most important currency influencing the costs, and in U.S. dollars. During the years ended June 30, 2006 and 2005, the Group has not used derivative financial instruments to hedge its currency exposure.
     For the years ended June 30, 2006 and 2005, the Group considers that a 10% theoretical appreciation of the euro compared to the American dollar would have respectively involved a decrease of approximately €641 thousand and a decrease of €393 thousand on the consolidated net income. For the years ended June 30, 2006 and 2005, the Group considers that a 10% theoretical appreciation of the euro compared to the Singaporean dollar would have respectively involved a decrease of approximately €168 thousand and a decrease of €49 thousand on the consolidated net income.
11.3 INTEREST RATES
     The Group is exposed to interest rate risk. As of June 30, 2006, the Group has no long term debt and is exposed to interest rate risk primarily on its cash and cash equivalents and on its marketable securities, and then the interest rate risk is very low.
11.4 SHARES
     As of June 30, 2006, we held shares in Network Physics and also treasury stock that had a historical cost of €1.3 million and €5.4 million, respectively. The investment in Network Physics is valued at the lower of historical cost or net realizable value, which is based on our assessment of current value of Network Physics. The treasury stock is recorded at historical cost. The value of those shares is subject to fluctuation, which could adversely affect our financial condition. To date, we have not engaged in any hedging of these shares.
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

	As of June 30, 2006
	Carrying Amount	Fair Value
	(In thousands)
Marketable securities	€26,170	€26,170
Deposits and other assets	€811	€763
The interest rate used to calculate the fair values of the above financial instruments was 3.78%.

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

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
     The audit committee includes two financial experts, Messrs. Bernardini and Vassor, as defined in Item 16A of Form 20-F. Messrs. Bernardini and Mr. Vassor are considered independent board directors, with “independent” as defined under Nasdaq Marketplace Rule 4200(a)(15) and Rule 10A-3(b)(1) of the Securities and Exchange Act of 1934.
ITEM 16B. CODE OF ETHICS
     During the year ended June 30, 2005, we adopted a code of ethics as defined in Item 16B of Form 20-F. This document was approved by the board of directors on April 23, 2005. It includes a code of conduct, a supplemental code of conduct, and a whistleblower procedure, and is publicly available on our website.
ITEM 16C. PRINCIPAL INDEPENDENT AUDITOR FEES AND SERVICES
     Principal independent auditor fees recorded in our accounts for the year ended June 30, 2006 were as follows:

	Ernst & Young and other						S&W
	member firms (1)			Grant Thornton		PWC	Associés
	2006	2006	2005	2006	2006	2005	2005
		%			%
	In thousands
Audit fees	€308	100,0	€225	€40	100,0	€62	€39
Audit related-fees	—	—	—	—	—	—	—

Sub-total	308	100,0	225	40	100,0	62	39
Legal, tax and social	—	—	—	—	—	53	—
Services fees	—	—	—	—	—	—	—
All other fees	—	—	—	—	—	—	—

Sub-total	0	—	0	0	—	53	0

Total	€308	100,0	€225	€40	100,0	€115	€39

(1)	Ernst & Young was appointed co-statutory auditor of InfoVista S.A. for the year ended June 30, 2006 and 2005.

(2)	Grant Thornton was appointed co-statutory auditor of InfoVista S.A. for the year ended June 30, 2006 and 2005.
     Our Audit Committee is responsible, amongst other matters, for the oversight of our statutory auditors. To the extent permitted by the mandatory provisions of French law, the Audit Committee pre-approves any auditing services, within the meaning of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “SOX Act”), in particular those services set out above. The Audit Committee also pre-approves non-audit services permitted under French law and the SOX Act proposed for the statutory auditors.
     During the year ended June 30, 2006, there were no audit-related fees, legal, tax and social fees, services’ fees or other non-audit fees provided to us by our statutory auditors that were approved by the Audit Committee, pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     The audit committee established by the board of directors is in compliance with generally accepted business practices in France. For this reason, on September 7, 2000, we were granted a permanent exemption from certain of Nasdaq’s Independent Director and Audit Committee requirements.

ITEM 16E. PURCHASES OF EQUITY SECURITIES
Issuer Purchases of Equity Securities

				Maximum Number of
	Total Number of			Shares that May Yet
	Shares purchased	Average Price Paid	Total Number of Shares	Be Purchased Under
Period	during the period	per Share (in euros)	Purchased as of period end	the Plans or Programs
July, 2005	79,569	5.12	1,153,687	698,785
August 2005	52,934	5.04	1,187,520	665,152
September 2005	29,308	4.85	1,200,385	655,781
October 2005	25,900	4.84	1,202,788	653,378
November 2005	39,728	4.85	1,185,545	688,571
December 2005	23,500	5.40	1,164,970	731,766
January 2006	25,298	6.03	1,152,528	744,208
February 2006	52,962	6.25	1,131,113	808,961
March 2006	6,653	6.55	1,128,584	815,905
April 2006	33,707	6.53	1,128,936	816,266
May 2006	70,363	6.14	1,182,256	765,540
June 2006	27,448	5.69	1,184,121	768,634
July 2006	35,980	5.26	1,175,860	776,896
August 2006	6,423	5.03	1,179,743	774,913
September 2006(1)	7,445	4.96	1,169,134	786,697

Total	517,218

(1)	Through September 11, 2006

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. EXHIBITS

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of July 26, 2006)
4.1	License to Commercialize “ObjectStore,” “ObjectStore Performance Expert” and “ObjectStore Runtime,” between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
4.6	2003 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F, Commission File Number 000-30838)
8	Subsidiaries of the Registrant (see “Information on the Company – General Information Concerning the Share capital of the Company – Subsidiaries and Investments”).
10.1	Consent of Ernst & Young Audit
10.2	Consent of PricewaterhouseCoopers Audit
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of InfoVista S.A.
     We have audited the accompanying consolidated balance sheets of InfoVista S.A. as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InfoVista S.A. as of June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
      As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted, as of July 1, 2005, the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.
ERNST & YOUNG Audit
Represented by Jean-Yves Jégourel
Paris-La Defense, France
October 4, 2006

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of InfoVista S.A.:
     In our opinion, the accompanying consolidated statements of operations, of shareholders’ equity and of cash flows present fairly, after the restatement described below, in all material respects, the results of the operations of InfoVista S.A. and the cash flows for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. As described in Note 2 “Cash and Cash Equivalents and Marketable Securities”, these financial statements have been restated for the presentation of pro forma information relating to the classification of marketable securities for 2004.
Neuilly-sur-Seine, France
July 27, 2004, except for Note 2
For which the date is October 14, 2005
PricewaterhouseCoopers Audit

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the year ended June 30,
	2006	2005	2004
Revenues
License revenues	€22,686	€19,049	€16,076
Service revenues	17,925	15,292	12,611

Total revenues (Note 14)	40,611	34,341	28,687
Cost of revenues
Cost of licenses	796	857	681
Cost of services	7,098	5,917	5,722

Total cost of revenues	7,894	6,774	6,403

Gross profit	32,717	27,567	22,284
Operating expenses
Sales and marketing expenses	18,130	15,400	14,846
Research and development expenses	7,618	6,651	6,081
General and administrative expenses	6,862	5,574	4,346
Restructuring costs (Note 16)	—	—	2,495
Impairment of fixed assets	—	—	608
Amortization of intangibles assets	—	158	380

Total operating expenses	32,610	27,783	28,756

Operating income (loss) (Note 14)	107	(216)	(6,472)
Other income (expense):
Financial income	701	422	631
Net foreign currency transaction losses	(91)	(46)	(109)

Income (loss) before income taxes	717	160	(5,950)
Income tax expense (Note 8)	(197)	(36)	(254)

Net income (loss)	€520	€124	€(6,204)

Basic net income (loss) per share (Note 20)	€0.03	€0.01	€(0.35)

Diluted net income (loss) per share (Note 20)	€0.03	€0.01	€(0.35)

Basic weighted average shares outstanding	17,810,281	17,271,717	17,778,929

Diluted weighted average shares outstanding	19,315,017	20,936,182	17,778,929

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	June 30, 2006	June 30, 2005
ASSETS
Cash and cash equivalents (Note 2)	€12,034	€8,781
Marketable securities (Note 2)	26,170	24,965
Trade receivables, net (Note 17)	10,914	11,310
Prepaid expenses and other current assets (Note 3)	2,005	2,071

Total current assets	51,123	47,127

Fixed assets, net ( Note 4)	2,109	2,200
Intangible assets, net (Note 5)	1,569	1,158
Investment in equity securities (Note 6)	1,340	1,027
Deposits and other assets (Note 7)	811	717

Total long-term assets	5,829	5,102

Total assets	€56,952	€52,229

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,183	€2,465
Accrued salaries and commissions	2,495	2,523
Accrued social security and other payroll taxes	1,469	1,026
Deferred revenue	7,929	7,202
Accrued VAT	1,658	1,541
Other current liabilities	220	363

Total current liabilities	15,954	15,120

Total long term liabilities	225	113
Stockholders’ equity
Common stock, par value of €0.54 per share (19,527,564 and 18,524,721 authorized and issued, 18,343,443 and 17,372,867 shares outstanding) (Note 13)	10,545	10,003
Capital in excess of par value of stock	88,784	84,893
Accumulated deficit	(51,669)	(52,189)
Unrealized loss on available for sale securities	—	(33)
Cumulative translation adjustment	(1,466)	(1,200)
Less common stock in treasury, at cost	(5,421)	(4,478)

Total stockholders’ equity	40,773	36,996

Total liabilities and stockholders’ equity	€56,952	€52,229

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except for share and per share data)

					Capital in	Accumulated
	Number of	Number of			excess of	other
	ordinary	treasury	Common	Treasury	par value of	comprehensive
	shares	shares	stock	stock	stock	loss	Total
Balance, June 30, 2003	18,802,637	764,634	€10,153	€(1,054)	€84,716	€(47,397)	€46,418
Exercise of stock options	124,950	—	67	—	182	—	249
Subscription and exercise of stock warrants	23,333	—	13	—	17	—	30
Stock based compensation expense	—	—	—	—	44	—	44
Purchase of treasury stock	—	1,100,820	—	(4,310)	—	—	(4,310)
Common stock issued from treasury	—	(30,000)	—	48	23	—	71
Components of comprehensive loss:
Net loss	—	—	—	—	—	(6,204)	(6,204)
Currency translation adjustment	—	—	—	—	—	(98)	(98)
Unrealized gain on available for sale securities	—	—	—	—	—	54	54

Comprehensive loss							(6,248)

Balance, June 30, 2004	18,950,920	1,835,454	10,233	(5,316)	84,982	(53,645)	36,254
Exercise of stock options	268,255	(1,160)	145	2	426	—	573
Purchase of treasury stock	—	31,286	—	(141)	—	—	(141)
Retirement of treasury stock	(694,454)	(694,454)	(375)	951	(576)	—	0
Common stock issued from treasury	—	(19,272)	—	26	61	—	87
Components of comprehensive income:
Net income	—	—	—	—	—	124	124
Currency translation adjustment	—	—	—	—	—	36	36
Unrealized gain on available for sale securities	—	—	—	—	—	63	63

Comprehensive income							223

Balance, June 30, 2005	18,524,721	1,151,854	10,003	(4,478)	84,893	(53,422)	36,996
Exercise of stock options	771,595	(19,895)	417	78	1,562	—	2,057
Exercise of stock warrants	231,248	—	125	—	479	—	604
Purchase of treasury stock	—	467,370	—	(2,597)	—	—	(2,597)
Common stock issued from treasury	—	(415,208)	—	1,576	781	—	2,357
Stock based compensation charge	—	—	—	—	1,069	—	1,069
Components of comprehensive income:
Net income	—	—	—	—	—	520	520
Currency translation adjustment	—	—	—	—	—	(266)	(266)
Unrealized gain on available for sale securities	—	—	—	—	—	33	33

Comprehensive income							287

Balance, June 30, 2006	19,527,564	1,184,121	€10,545	€(5,421)	€88,784	€(53,135)	€40,773

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except for share and per share data)

	For the year ended June 30,
	2006	2005	2004
Cash flows from operating activities Net income (loss)	€520	€124	€(6,204)
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities
Depreciation and amortization	1,240	1,381	1,680
Loss on disposal of fixed assets	45	36	608
Stock compensation expense	1,069	—	44
Provision for bad debt	39	(20)	113
Gain on sale of investment in available for sale securities	(17)	—	—
Sale (Purchase) of trading securities, net	(7,190)	2,703	11,419
Changes in operating assets and liabilities
Trade receivables	136	(2,757)	(3,325)
Prepaid expenses and other current assets	60	336	201
Deposits and other assets	(98)	(13)	(192)
Trade payable	(216)	(193)	(783)
Accrued expenses	446	1,017	79
Deferred revenues	929	1,640	1,227
Accrued VAT taxes and other current liabilities	(18)	(16)	118
Other long term liabilities	113	1	79

Net cash (used) provided by operating activities	(2,942)	4,239	5,064
Cash flows from investing activities
Purchase of tangible and intangible assets	(1,687)	(1,069)	(600)
Sale of investments in available-for-sale securities	6,017	—	—
Purchase of investments in equity securities	(313)	—	(90)

Net cash provided (used) by investing activities	4,017	(1,069)	(690)
Cash flows from financing activities
Proceeds from exercise of stock options	2,057	573	249
Proceeds from exercise of stock warrants	604	—	30
Purchase of treasury stock	(2,597)	(141)	(4,310)
Proceeds from issuance of treasury stock	2,357	87	71

Net cash provided (used) by financing activities	2,421	519	(3,960)

Net change in cash	3,496	3,689	414
Effects of exchange rate changes	(243)	22	(123)

Increase in cash and cash equivalents	3,253	3,711	291
Cash and cash equivalents at beginning of period	8,781	5,070	4,779

Cash and cash equivalents at end of period	€12,034	€8,781	€5,070

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
1 — SIGNIFICANT ACCOUNTING POLICIES
     Description of business
     InfoVista SA and its subsidiaries (the “Group”) design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology (“IT”) infrastructure, including networks, servers and applications. In addition, the Group provides service support for the installation, implementation, training and maintenance of its products. The Group products are part of the software market segment known as Service Level Management (“SLM”). The Group markets its products to telecommunication companies, Managed Service Providers (“MSPs”) and large enterprises. The Group maintains its headquarters in Les Ulis (near Paris), France with subsidiaries located in Europe, Americas and Asia.
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
     Consolidated companies are the following as of June 30, 2006:

			Commencement of
	Country of		inclusion in consolidated
Company	incorporation	% of ownership	financial statements
InfoVista S.A. (parent)	France	—	—
InfoVista Corporation	USA	100.00	1997
InfoVista UK Ltd	Great Britain	100.00	1999
InfoVista GmbH	Germany	100.00	1999
InfoVista (Asia-Pacific) Pte Ltd	Singapore	100.00	2000
InfoVista BNL NV	Belgium	100.00	2001
InfoVista IBE SA	Spain	100.00	2001
InfoVista SRL	Italy	100.00	2006
     The Group created the above consolidated companies by means of contributed capital and not by acquisition. Certain prior year amounts have been reclassified to conform to the current year presentation.
     Estimates and assumptions
     The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions are used most notably for provisions and accruals, estimated economic useful life of intangible and fixed assets, impairment of long term assets, deferred tax valuation allowance and the calculation of stock based compensation charges. Actual results could differ from these estimates.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Foreign currency translation and transactions
     Generally, the functional currency of our entities is the applicable local currencies in accordance with Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation”, while our reporting currency is the euro.
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
     Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of stockholder’s equity. As of June 30, 2006 and 2005, the unrealized net transaction losses on such long-term intercompany balances amounted to €9,149 thousand and €7,294 thousand, respectively.
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
     Revenues from sales of licenses to end-user clients are generally recognized when (1) the Group enters into a legally binding arrangement with an end user client, (2) the Group delivers the software (assuming no significant remaining obligations exist), (3) collection of the resulting receivable is probable and (4) the amount of fees is fixed and determinable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met. The Group recognizes reseller license revenues on the same basis as for direct sales to end-user clients, except for an additional procedure in which the Group’s receive either a copy of the purchase order between the reseller and end-user or a written certification from the reseller that confirms that the licenses have been sold through a named end-user. The Group recognizes license revenues from Original Equipment Manufacturers (“OEM”) either after receipt of a quarterly report of their sales made in a given period or upon receipt of a purchase order.
     The Group’s software licenses generally do not include acceptance provisions. If a license agreement includes an acceptance provision and an uncertainty exists about customer acceptance, the Group does not recognize revenue until the earlier of the receipt of a written customer acceptance or the expiration of the acceptance period. Generally, the Group delivers software electronically to customers and recognizes license revenue upon delivery of the access codes to download the software, assuming all other criteria for revenue recognition has been met.
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
     Many of the Group’s software arrangements include consulting, training and other support services. Consulting revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
the software, (2) are generally available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material consulting services are recognized as the services are performed. Revenues from fixed price consulting services are recognized on a proportional performance basis. If payment of consulting services is based upon acceptance, consulting revenues are recognized upon completion and receipt of customer’s written acceptance. If an arrangement does not qualify for separate accounting of the software license and consulting services, then software license revenue is generally recognized together with the consulting services using either the percentage of completion or completed contract method. Revenue from training and other support services is recognized as the services are performed. The revenue recognition policies for services are the same regardless of the sales channel used. End-users either enter into a service contract directly with the Group or with a reseller. The Group accounts for the reimbursement of “out-of-pocket” expenses as service revenues, as these costs are incurred.
     Since software licenses are almost always sold with maintenance services, the Group recognizes the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Significant discounts offered on services are generally allocated from the delivered license portion of the fee to the undelivered service portion. License revenues and service revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under the policy are reflected as deferred revenues.
     Intangible assets
     Intangible assets consist primarily of licensed technology and royalty advances along with acquired intangibles that were acquired through business combinations. The basis for valuation of these assets is their historical acquisition cost. Amortization of intangible assets is calculated using the straight-line method over the shorter of the contractual or estimated useful life of the assets. Acquired intangibles are amortized over four years. Licensed technology and royalty advances, which pertain to payments by the Group for the license of technology used in the Group’s products, are stated at cost less accumulated amortization. Costs of licensed technology and royalty advances are amortized using the greater of (1) the straight-line method over their estimated economic lives or (2) current period revenue to anticipated total revenues during the license period. The estimated economic life of licensed technology and royalty advances is generally less than eight years.
     Fixed assets
     Fixed assets are stated at their historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which are as follows:

Furniture and fixtures	10 years
Computers and hardware	5 years
Leasehold improvements	10 ears
Purchased software	3 years
     Leasehold improvements are depreciated over the lesser of its useful life or the remaining period of the existing leases. Repairs and maintenance expenditures are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is recognized as an operating expense.
     Impairment of long lived assets
     Long lived assets and identifiable intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying values may not be recoverable. Whenever such events or circumstances arise, an estimate of the future undiscounted cash flows is compared to the asset’s carrying value to determine if impairment exists pursuant the requirements of SFAS 144, “Accounting for the Impairment or

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
Disposal of Long-Lived-Assets”. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the assets’ carrying value over the fair value.
     Trade receivables
     Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.
     Cash, cash equivalents, and marketable securities
     The Group considers highly liquid investments with an original maturity of three months or less to be cash equivalents. Other investments such as Societe d’Investissement à Capital Variable (“SICAV”) and Fonds Commun de Placement (“FCP”) whose underlying securities have maturity dates that are (1) greater than three months or (2) undeterminable, are considered marketable securities.
     The Group accounts for its marketable securities investments in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities’’. Equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The sale of trading securities is accounted for using the first in first out cost method. Equity securities not classified as trading securities are classified as available-for-sale securities, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity.
     Income taxes
     The Group accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are computed based on the difference between the financial and income tax bases of assets and liabilities using currently enacted applicable tax rates. SFAS 109 requires that the deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred income taxes relating to translation adjustments are allocated to other comprehensive income (loss).
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

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Fair value of financial instruments
     As of June 30, 2006 and 2005, the carrying values of current financial instruments such as cash and cash equivalents, marketable securities, accounts receivable, accounts payable, other receivables and accrued liabilities approximated their market values, based on the short-term maturities of these instruments.
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
     Advertising costs
     Advertising costs are expensed as incurred. For the years ended 2006, 2005 and 2004 advertising costs are not material.
     Stock based compensation
     As of June 30, 2006, the Group had six stock based compensation plans, which are described more fully in Note 13. The Group adopted SFAS 123R, “Share-Based Payment”, effective July 1, 2005. SFAS 123R requires the recognition of fair value of stock compensation as an expense in the calculation of net income (loss). Prior to July 1, 2005, the Group followed the Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations for the accounting of stock compensation, as permitted by SFAS 123, “Accounting for Stock Based Compensation”.
     The Group has elected the modified prospective transition method for adopting SFAS 123R. Compensation cost recognized in the year ended June 30, 2006 includes (1) compensation for all share-based payments granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and determined using the Black-Scholes valuation method, and (2) compensation cost for all share-based payments granted subsequently to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123(R) and determined using the binomial lattice valuation model. Results for prior periods have not been restated.
     For options that are subject to graded vesting on a service conditions, the Group recognizes the stock compensation expense under the accelerated recognition method specified in FASB Interpretation (FIN) 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan”. For options that cliff vest at the end of the vesting period, the Group recognizes the stock compensation expense ratably over the vesting period.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     As a result of adopting Statement 123(R) on July 1, 2005, the Group’s income before income taxes and net income for the year ended June 30, 2006 are € 1,069 thousand lower than if it had continued to account for share-based compensation under Opinion 25. In addition, the Group’s basic and diluted net income per share for the year ended June 30, 2006 are € 1 cent lower than if it had continued to account for share-based compensation under Opinion 25.
     The Group recorded €1,069 thousand of stock compensation expense in its consolidated statement of income for the year ended June 30, 2006. During the year ended June 30, 2006, the weighted average fair value of the options were granted (at an exercise price equal to market price of the stock on the grant date) was €2.08, using binomial lattice valuation model with the following assumptions:

Weighted average assumptions:
Expected holding period (years)	6.0
Risk-free interest rate	3.57%
Expected volatility	40.00%
Expected dividend yield	N/A
     The dividend yield of zero is based on the fact that the Group has never paid dividends and has no present intention to pay dividends. Expected volatility is based on the historical volatility of our common stock. The Group uses historical data to estimate option exercise and employee termination within the valuation model. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free interest rate used is the Iboxx 5-7, which is based on observed and expected time to post-vesting exercise. Iboxx 5-7 is an index based on government bonds located in the euros zone that have a remaining maturity of five to seven years. Based on the Group’s historical experience of option pre-vesting cancellations, the Group has assumed a forfeiture rate of 10% for options and warrants. Under the true-up provisions of SFAS 123R, the Group will record additional expense if the actual forfeiture rate is lower than the Group originally estimated, and will record a recovery of prior expense if the actual forfeiture is higher than originally estimated. As of June 30, 2006, the total compensation cost related to non-vested awards not yet recognized, but issued is € 538 thousand, which is expected to be amortized over the three years ending June 30, 2009.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     SFAS 123R requires the presentation of pro forma information for the comparative period prior to the adoption as if the Group had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Group had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation to the prior-year periods.
     For the purposes of this proforma disclosure, the value of the options and warrants was estimated using Black Scholes valuation model method and amortized to expense over their respective vesting periods:

	Year ended June 30,
	2005	2004
Net income (loss), as reported	€124	€(6,204)
Total stock-based employee compensation expense included in the determination of the net income (loss) as reported, net of related tax effects	—	44
Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(1,514)	(1,077)

Pro forma net loss	€(1,390)	€(7,237)

Net income (loss) per share:
Basic and diluted – as reported	€0.01	€(0.35)

Basic and diluted – pro forma	€(0.08)	€(0.41)

     Information with respect to the Group’s stock option and warrant grants and the computation of fair value, using the Black Scholes evaluation model method, follows:

	Year ended June 30,
	2005	2004
Weighted average fair value per share for stock options and warrants granted
— whose exercise price exceeds the market price of the stock on the grant date	€1.26	€2.13
— whose exercise price equals the market price of the stock on the grant date	€1.53	€1.52
Weighted average exercise price
— whose exercise price exceeds the market price of the stock on the grant date	€3.92	€3.94
— whose exercise price equals the market price of the stock on the grant date	€3.79	€2.32
Total fair value of stock options and warrants granted	€1,348	€2,211
Weighted average assumptions:
Expected holding period (years)	5.2	3.7
Risk-free interest rate	3.02%	2.91%
Volatility	40.00%	84.77%
Expected dividend yield	N/A	N/A

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Recent accounting pronouncements
     On June 7, 2005, the Financial Accounting Standard & Board (“FASB”) issued SFAS 154, “Accounting Changes and Error Corrections”, a replacement of APB 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles were required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the SFAS does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of SFAS 154 will have a material effect on our consolidated financial position, results of operations or cash flows.
     On July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Group will be required to adopt this interpretation in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the consolidated financial statements.
2 — CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES
     Cash and cash equivalents
Cash and cash equivalents are as follows:

	As of June 30
	2006	2005
Cash held at bank	€5,078	€7,617
Cash equivalents	6,956	1,164

Total cash and cash equivalents	€12,034	€8,781

     Cash and cash equivalents consist principally of certificates of deposit and money market accounts. Interest income related to cash and cash equivalents totaled € 149 thousand and € 63 thousand for the years ended June 30, 2006 and 2005, respectively, and are reported under the line financial income of the income statement.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Marketable securities
     The table below presents the fair market value of our trading and available-for-sale investments:

	As of June 30, 2006			As of June 30, 2005
		Available			Available
	Trading	for Sale		Trading	for Sale
	Securities	Securities	Total	Securities	Securities	Total
SICAV and FCP	€26,170	€—	€26,170	€18,998	€—	€18,998
KLEBER 2006	—	—	—	—	5,967	5,967

Total	€26,170	€—	€26,170	€18,998	€5,967	€24,965

     For the years ended June 30, 2006, 2005, and 2004, realized gains on trading securities of €559 thousand, €440 thousand and €622 thousand, respectively, have been included in financial income. As of June 30, 2006 and 2005, there are no unrealized gains or losses.
     On January 17, 2002, the Group invested €6,000 thousand in KLEBER 2006. The original cost was 100% guaranteed if held to the maturity date. Prior to maturity, KLEBER 2006 could be sold on a weekly basis at published market rates, which is benchmarked against a collection of equity investments. At its maturity date, on January 19, 2006, the market value was €6,017 thousand. As a result, the Group recorded a realized gain of €17 thousand during the year ended June, 2006. The principal and interest earned on KLEBER 2006 was subsequently invested in trading securities. During the years ended June 2005 and 2004, no gain or loss on KLEBER 2006 was included in net income (loss). As of June 30, 2005, the Group recorded an unrealized loss of €33 thousand on available for sales marketable securities.
     For the year ended June 30, 2004, the Group recorded certain investments, known as SICAV and FCP, as cash and cash equivalents. These highly liquid investments represent units of ownership in a portfolio of underlying investments that are primarily low risk and that are mostly, but not exclusively short-term (less than 90 days) fixed maturity dates. During fiscal year 2005, the Group reviewed the nature of these investments and discovered that certain of the Group’s SICAV and FCP underlying investments contained equity instruments and investments whose maturity date is greater that 3 months. As a result, the Group has restated all SICAV and FCP, which were previously recorded in cash and cash equivalents, to short-term marketable securities in the accompanying consolidated financial statements. The restated balance sheet as of June 30, 2004 now reflects cash and cash equivalents totaling €5,070 (previously reported as €26,772) as well as marketable securities totaling €27,606 (previously reported as €5,904). This restatement also resulted in changes in the Group’s consolidated statements of cash flows. Since cash and cash equivalents no longer include such investments, the net purchase and sale of SICAV and FCP has been presented as operating activities for all periods presented, as these investments have been designated as trading securities. The Group has also reclassified certain amounts related to the purchase of intangible assets, amortization of intangibles and changes in deposits and other assets in the consolidated statements of cash flows for the year ended June 30, 2004. The restated consolidated statements of cash flows for the year ended June 30, 2004 now reflects net cash provided by operating activities of €5,064 (previously reported as cash used by operating activities of €6,468) and net cash used by investing activities of €690 (previously €577). There was no impact on net income (loss) or stockholders’ equity as a result of this restatement.
3 — PREPAID EXPENSES AND OTHER CURRENT ASSETS
     Prepaid expenses and other current assets are comprised of the following:

	As of June 30
	2006	2005
Prepaid expenses	€690	€641
Value Added Taxes receivable	1,173	1,303
Other	142	127

Total prepaid expenses and other current assets	€2,005	€2,071

     Prepaid expenses generally consist of prepayments for office rent, annual subscriptions and insurance premiums along with annual third party maintenance contracts for both internal use and commercialized software.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
4 — FIXED ASSETS, NET
     Fixed assets, net are comprised of the following:

			Disposals
	June 30,		and	Currency	June 30,
	2005	Additions	write-offs	variation	2006
Gross Value
Purchased software	€1,330	€261	€(415)	€(8)	€1,168
Computers & hardware	3,101	328	(310)	(25)	3,094
Leasehold improvements	1,135	160	—	(24)	1,271
Furniture & fixtures	789	61	(45)	(20)	785

Total	€6,355	€810	€(770)	€(77)	€6,318

			Disposals
	June 30,		and	Currency	June 30,
	2005	Additions	write-offs	variation	2006
Accumulated Depreciation
Purchased software	€1,223	€113	€(398)	€(8)	€930
Computers & hardware	1,948	484	(303)	(17)	2,112
Leasehold improvements	616	144	0	(13)	747
Furniture & fixtures	368	81	(24)	(5)	420

Total	€4,155	€822	€(725)	€(43)	€4,209

Total fixed assets, net	€2,200	€(12)	€(45)	€(34)	€2,109

     For the years ended June 30, 2006, 2005 and 2004 the depreciation of fixed assets was €822 thousand, €912 thousand and €1,033 thousand, respectively.
5 — INTANGIBLE ASSETS, NET
     Intangible assets, net are comprised of the following:

			Disposals
	June 30,		and		Currency	June 30,
	2005	Additions	retirements	Reclass	variation	2006
Gross Value
Licenses technologies & royalty advances	€2,094	€829	€—	€—	€—	€2,923
Acquired intangibles & others	331	—	—	—	—	331

Total	€2,425	€829	€0	€0	€0	€3,254

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

			Disposals
	June 30,		and		Currency	June 30,
	2005	Additions	retirements	Reclass	variation	2006
Accumulated Depreciation
Licenses technologies & royalty advances	€1,186	€365	€—	€—	€—	€1,551
Acquired intangibles & others	81	53	—	—	—	134

Total	€1,267	€418	€0	€0	€0	€1,685

Total intangibles assets, net	€1,158	€411	€0	€0	€0	€1,569

     For the years ended June 30, 2006, 2005, and 2004 amortization of intangibles was €418 thousand, €469 thousand and €647 thousand, respectively.
     The estimated aggregate amortization expense for each of the years ended June 30, 2007, 2008, 2009, 2010, and 2011 are €459, €312, €272, €220, and 204, respectively.
     On August 31, 2005, the Group signed an agreement with Progress Software (formerly eXcelon Corporation) to extend its current OEM license agreement. The Group paid Progress Software a €728 thousand upfront license fee for the continued right to embed and commercialize its Objectstore database software up to December 31, 2011. Such previous agreement would have expired on December 31, 2007. As a result, the Group combined the unamortized amount as of August 31, 2005 with the €728 thousand additional license fee paid during the year ended June 30, 2006 that shall be amortized over the extended life of the newly executed agreement.
6 — INVESTMENT IN EQUITY SECURITIES
     As of June 30, 2006 and 2005, the investment in equity securities of €1,340 thousand and €1,027 thousand corresponds to non-cumulative, redeemable preferred stock in Network Physics, a private U.S.-based corporation that started its business activities in 1999. During the years ended June 30, 2006, 2005, and 2004, the Group did not believe that it had significant influence over Network Physics. As a result, the Group has continued to account for this investment at cost. As of June 30, 2006 and 2005, the Group’s investment in Network Physics represented approximately 4% of their outstanding voting stock. Management regularly reviews the continued progress and financial performance of Network Physics, along with future business plans and other prospective information. Since the Group’s initial investment, Network Physics continues to incur losses and use cash on operating activities.
     During March and April of 2006, Network Physics was finalized a series of financing with existing shareholders with the issuance of additional preferred stock. The valuation information of Network Physics received by the Group did not yield any impairment over the Group’s past investments. The Group participated in this financing round for an amount of €313 thousand. As of June 30, 2006, based on available information, management considers no impairment should be recorded to reduce the carry value of this investment.
7 — FAIR VALUE OF LONG TERM DEPOSITS
     As of June 30, 2006 and 2005, the fair value of long-term deposits was €763 thousand and €677 thousand respectively, compared to book values of €811 thousand and €717 thousand, respectively. Long term deposits are primarily for security deposits on office leases. Fair value is determined based on expected future cash flows, discounted market interest rates, and other appropriate valuation methodologies. As of

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     June 30, 2006 and 2005, the interest rate used to calculate the fair values of long term deposits was 3.78% and 4.01% respectively.
8 — INCOME TAXES
     Income (loss) before income taxes is as follows:

	Year ended June 30
	2006	2005	2004
France	€(21,719)	€5,154	€3,120
Others	22,436	(4,994)	(9,070)

Total	€717	€160	€(5,950)

     The provision for income taxes consists of the following:

	Year ended June 30
	2006	2005	2004
Current income tax expense	€(197)	€(36)	€(254)
Deferred income tax expense	—	—	—

Total	€(197)	€(36)	€(254)

     Effective tax rate
     Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:

	Year ended June 30
	2006	2005	2004
French Statutory tax rate	33.33%	33.83%	34.32%
Income tax provision computed at French Statutory tax rate	€239	€54	€(2,042)
Permanent differences	617	(237)	(8)
Change in valuation allowance	(856)	183	2,050
Withholding & annual minimum income taxes	197	36	254

Income tax provision	€197	€36	€254

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Deferred taxes and valuation allowance
     Significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of June 30,
	2006	2005
Deferred tax liabilities:
Depreciation	€(109)	€(61)
Others	(37)	(81)

Total deferred tax liabilities	(146)	(142)

Deferred tax assets:
Net operating loss carryforwards	13,714	15,718
Depreciation and amortization	2	53
Others	568	558

Total deferred tax assets	14,284	16,329
Valuation allowance	(14,138)	(16,187)

Net deferred tax assets	€0	€0

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
     Net operating loss carryforwards
     As of June 30, 2006, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
2007	€—
2008	—
2009	—
2010	—
Between 2023 and 2025	6,823
No expiration date	34,681

Total net operating loss carryforwards	€41,504

     Fiscal years ended from June 30, 1997 to June 30, 2006 are subject to tax audit from the respective tax authorities in the majority of countries where the Group’s subsidiaries are incorporated. The Group’s management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Group’s financial position or results of operations.
9 — DEBT
     Available lines of credit
     As of June 30, 2006 and 2005, the Group did not have any available lines of credit.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
10 — COMMITMENTS AND CONTINGENCIES
     Operating leases
     The Group leases its facilities and certain equipment under lease agreements expiring through June 2011. Certain leases have renewal options to extend the lease periods up to an additional three to six years. Certain leases have rent escalation clauses that are either fixed or variable. Such variable rent escalations are based on inflation indices, while any fixed rent escalations are not material.
     As of June 30, 2006, future minimum rental payments under these leases, summarized by fiscal year, are as follows:

Year ending June 30,
2007	€1,405
2008	1,133
2009	969
2010	10
2011	6
Thereafter	—

Total	€3,523

     For the years ended June 30, 2006, 2005 and 2004, the operating rent expenses were €1,720 thousand, €1,746 thousand and €1,815 thousand, respectively.
     The Group does not have any material capital leases.
     Purchase obligations
     As of June 30, 2006, the Group had €604 thousand of purchase obligations that arise from firm purchase orders or contractual obligations with suppliers that shall expire within one year. On such balance sheet date, the Group has not yet received such goods or services, but is committed to pay for them. The Group did not have any purchase obligations that expire beyond one year.
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
     The amount payable by the Group in the event an employee did exercise and sell the shares so obtained before the four-year or five-year period elapsed would be approximately 45% of the difference between the market price of the stock at the exercise date and the exercise price. Assuming the exercise of all stock options vested as of June 30, 2006, the taxes payable for the Group would have amounted to €821 thousand calculated using the closing price of the shares on compartment C of Eurolist by Euronext ™ on June 30, 2006. Depending on the future fluctuations of the Group’s share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to the Group’s employees, management believes that the sale of these shares by a significant number of employees is improbable. Therefore, the Group has not recognized a provision for such taxes in the financial statements.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Guarantees and indemnification obligations
     The Group enters into agreements in the ordinary course of business with, among others, customers, resellers, OEMs, systems integrators and distributors. Most of these agreements require the Group to indemnify the other party against third party claims alleging that a Group product infringes a patent or copyright. Certain of these agreements require the Group to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions of the Group, its employees, agents or representatives. In addition, from time to time the Group has made certain guarantees regarding the performance of its products and services to customers. Based upon our historical experience and information known as of June 30, 2006, management believes that the liability incurred on the above guarantees and indemnities as of June 30, 2006 is immaterial.
     As of June 30, 2006, the Group is not aware of any other material commitment.
11 — EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS
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
     Foreign currency risk
     The Group is exposed to foreign currency risk since it has foreign operations in the U.S. (and other countries) and the Asia-Pacific. Most of the Group’s sales are denominated in euros, which is the most important currency influencing the costs, and in U.S. dollars. During the years ended June 30, 2006 and 2005, the Group has not used derivative financial instruments to hedge its currency exposure.
     For the years ended June 30, 2006 and 2005, the Group considers that a 10% theoretical appreciation of the euro compared to the American dollar would have respectively involved a decrease of approximately €641 thousand and a decrease of €393 thousand on the consolidated net income. For the years ended June 30, 2006 and 2005, the Group considers that a 10% theoretical appreciation of the euro compared to the Singaporean dollar would have respectively involved a decrease of approximately €168 thousand and a decrease of €49 thousand on the consolidated net income.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Interest rate risk
     The Group is exposed to interest rate risk. As of June 30, 2006, the Group has no long term debt and is exposed to interest rate risk primarily on its cash and cash equivalents and on its marketable securities, and then the interest rate risk is very low.
12 — EMPLOYEE RETIREMENT PLANS
     Under local laws in which the Group entities operate, the Group must make contributions to government-regulated schemes for retirement plans. There is no actuarial liability in connection with these plans.
     French employee retirement plan
     French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. The lump sum retirement indemnity vests for the employee at the retirement date. Estimated retirement indemnities are accrued over the working life of the eligible employees using actuarial assumptions and calculations. The related liability is not funded and is included under long term liabilities. Actuarial losses are amortized over the estimated remaining service period of employees. The assumptions used to measure the benefit obligation were 4.5% salary growth, retirement age from 60 to 65, and a 4% to 4.5% discount rate.
     As of June 30, 2006 and 2005, the Group’s obligation for the French employee retirement plan was €138 thousand and €67 thousand, respectively. For the years ended June 30, 2006 and 2005, the Group recorded net periodic pension costs of €71 thousand and €20 thousand, respectively. As of June 30, 2006, the Group had an unrecognized actuarial loss of €20 thousand. Actuarial losses are amortized over the estimated remaining service period of employees.
     U.S. defined contribution plan
     The U.S. subsidiary has a contributory retirement plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute up to 75% of their annual salary which is limited by maximum fixed amount determined by the Internal Revenue Service. The Group has implemented a discretionary annual employer contribution for 25% of participant contribution with a maximum annual fixed amount of $875 US dollars. For the years ended June 30, 2006, 2005 and 2004, the U.S. subsidiary made a contribution to the plan of €26 thousand, €25 thousand and €38 thousand, respectively.
13 —CAPITAL (COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)
     Capital
     As of June 30, 2006 and 2005, the Group had 19,527,564 and 18,524,721 share issued. As of June 30, 2006 and 2005, the Group had 18,343,443 and 17,372,867 shares outstanding. The par value of the Group’s common stock is €0.54 per share. The movements of common stock can be found on the consolidated statements of stockholder’s equity.
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
     Dividend rights

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Group’s by-laws. The Group has not distributed any dividends since its inception. The accumulated deficit for statutory purposes totaled approximately €48 million as of June 30, 2006. Dividend distributions, if any, will be made in euros.
     Treasury Stock
     As of June 30, 2006 and 2005, 1,184,121 and 1,151,854 shares, respectively, were held as treasury stock and available for general corporate purposes. As of June 30, 2006 and 2005, the Group respectively held 64,176 and 12,014 of shares in treasury in relation to a stock liquidity contract that was implemented in June 2005 with a third party bank. The movements of treasury stock can be found on the consolidated statements of stockholder’s equity.
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
     The 1999 Plan, 2000 Plan and 2001 Plan allows the board of directors to grant stock options giving the right to subscribe for 1,126,000, 750,000 and 2,000,000 shares, respectively, for a period of five years from the date of shareholders’ authorization. As of June 30, 2006, no stock options may be further granted under the 1999, 2000 and 2001 plans. Under the terms of these plans, stock options granted generally vest over a period of three years with 25% vesting on each of the one year, two year, two and a half year, and third year anniversary of the date of grant. Under the terms of the 1999 Plan and 2000 Plan, stock options expire eight years from the date of grant; under the terms of the 2001 Plan, stock options expire ten years from the date of grant.
     On August 19, 2003, in accordance with the 2000 Plan, the board of directors modified the vesting period of 330,830 stock options for seven employees. These stock options shall vest by the earliest of 25% at the end of each quarter for which the Group will be break even (“adjusted net profit”) or under the terms of the 2000 Plan. As of June 30, 2006 of these modified stock options, 26 045 stock options were exercised, 81 472 were forfeited and 223,313 are outstanding. As of June 30, 2006 and 2005, all those stock options were fully vested.
     The 2003 Plan and 2004 Plan allow the board of directors to grant stock options giving the right to purchase, respectively, 300,000 and 480,000 existing shares, for a period of three years and two months from the date of shareholders’ authorization. All other terms and conditions are similar to the 2001 Plan. As of June 30, 2006, no stock options may be further granted under the 2003 plan.
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

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     A summary of the status of the Group’s stock options under the Plans is as follows:

	Options to subscribe for
	shares		Options to purchase shares
		Weighted		Weighted
	Number of	Average	Number	Average
	Shares	Exercise Price	of Shares	Exercise Price
Balance, June 30, 2003	2,783,393	€3.17	0	€0.00

Granted	1,225,730	€2.97	295,180	€2.15
Forfeited/Cancelled	(888,447)	€2.50	(11,300)	€2.15
Exercised	(124,950)	€2.00	—	€—

Balance, June 30, 2004	2,995,726	€2.82	283,880	€2.15

Granted	517,600	€3.53	392,200	€4.18
Forfeited/Cancelled	(241,345)	€5.43	(28,780)	€3.07
Exercised	(268,255)	€2.12	(1,160)	€2.15

Balance, June 30, 2005	3,003,726	€3.22	646,140	€3.34

Granted	22,500	€5.03	217,500	€5.20
Forfeited/Cancelled	(145,871)	€4.64	(19,400)	€3.97
Exercised	(771,595)	€2.53	(19,895)	€2.29

Balance, June 30, 2006	2,108,760	€3.40	824,345	€3.84

     As of June 30, 2006, the Group had 264,300 options to purchase existing shares that were available to grant, while no options to subscribe for new shares were available to grant.
     The following table summarizes information concerning outstanding and exercisable stock options under the Plans as of June 30, 2006:

	Outstanding			Exercisable
		Weighted-			Weighted-
		Average	Weighted-		Average
	Number of	Remaining Life	Average	Number	Exercise
Range of Exercise Prices/Share	Shares	(in Years)	Exercise Price	of Shares	Price
From €1.01 to 2.00	529,562	3.72	€1.75	429,562	€1.74
From €2.01 to 3.00	907,543	5.79	€2.41	802,158	€1.83
From €3.01 to 4.00	861,175	7.59	€3.72	209,825	€3.83
From €4.01 to 5.00	307,075	7.26	€4.46	117,950	€4.57
Over €5.00	327,750	7.43	€7.84	103,250	€13.57

Total	2,933,105	6.28	€3.49	1,622,745	€2.98

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Stock warrants
     A summary of the Group’s stock purchase warrants is as follows:

					Total
	Series C	Series E	Series F	Total	Issuable
	Warrants	Warrants	Warrants	Warrants	Shares
Balance, June 30, 2003	57,500	140,624	165,624	393,748	349,998

Granted	—	—	—	0	0
Forfeited	—	(25,000)	(16,667)	(41,667)	(41,667)
Exercised	—	—	(8,333)	(38,333)	(23,333)

Balance, June 30, 2004	57,500	115,624	140,624	313,748	284,998

Granted	—	—	—	0	0
Forfeited	(57,500)	—	—	(57,500)	(28,750)
Exercised	—	—	—	0	0

Balance, June 30, 2005	0	115,624	140,624	256,248	256,248

Granted	—	—	—	0	0
Forfeited	—	—	—	0	0
Exercised	—	(90,624)	(140,624)	(231,248)	(231,248)

Balance, June 30, 2006	0	25,000	0	25,000	25,000

     As of June 30, 2006, the Group had no warrants available to grant.
     On December 9, 1999, and in connection with the issuance of common shares, the Group issued to certain investors and members of management 1,600,000 Series C stock warrants to purchase 800,000 ordinary shares at an exercise price of €4.88 per share for aggregate consideration of €24 thousand. These stock warrants were immediately fully vested and expired on December 8, 2004.
     As authorized during the shareholders’ meeting held on December 13, 2001, the Group issued 140,624 Series E stock warrants on February 7, 2002 (out of the 195,624 stock warrants authorized) to six board directors, one director of its subsidiary InfoVista (Asia-Pacific) Pte Ltd and the members of the Advisory Committee of InfoVista (Asia-Pacific) Pte Ltd. for aggregate consideration of €6 thousand. These stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €4.31 per share. These stock warrants vest over a period of two years with 1/3 vesting on the issue date, first year and second year anniversary of the issue date. These stock warrants expire February 6, 2007.
     As authorized during the shareholders’ meeting held on December 5, 2002, the Group issued 165,624 Series F stock warrants on February 10, 2003 (out of the 190,624 stock warrants authorized) to seven board directors for aggregate consideration of €3 thousand. These 165,624 stock warrants give right to the subscription of the same number of ordinary shares at an exercise price of €1.52 per share. These stock warrants vest over a period of two years with 1/3 vesting on each of the issue date, first year and second year anniversary of the issue date. These stock warrants expire February 9, 2008.

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
     The Group’s chief operating decision-maker, as defined in SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” and its board of directors, reviews the operating results on the basis of the organization as described above.
     Geographic areas
     The following tables present revenue and operating income (loss) by country (after elimination of intercompany activity), based on country of invoice and long-lived assets by country based on the location of assets:
     Revenue analysis

	Year ended June 30,
	2006	2005	2004
Europe
France	€5,758	€4,966	€3,666
Others	12,678	11,584	10,152

Total	18,436	16,550	13,818
Asia-Pacific	4,786	2,577	2,806
Americas	17,389	15,214	12,063

Total sales	€40,611	€34,341	€28,687

     Operating income (loss) analysis

	Year ended June 30,
	2006	2005	2004
Europe
France	€(14,662)	€(10,268)	€(11,616)
Others	8,655	7,171	5,907

Total	(6,007)	(3,097)	(5,709)
Asia-Pacific	1,721	216	1,199
Americas	4,393	2,665	(1,962)

Total operating income (loss)	€107	€(216)	€(6,472)

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
     Carrying amount of long-lived assets
     Long-lived assets reflect net fixed assets and net intangible assets.

	As of June 30,
	2006	2005
Europe
France	€3,004	€2,730
Others	45	77

Total	3,049	2,807
Asia-Pacific	87	82
Americas	542	469

Total carrying amount of long-lived assets	€3,678	€3,358

     Information about major customers
     No customer individually accounted for more than 10% of consolidated net revenues for the years ended June 30, 2006, 2005 and 2004.
15 — RELATED PARTY TRANSACTIONS
     ClariTeam
     During the year ended June 30, 2004, the Group sold licenses and services to ClariTeam, while the Group’s Chairman and CEO was a board director of ClariTeam and the Chairman and CEO along with other officers and investors of the Group were also shareholders of ClariTeam. For the year ended June 30, 2004, the Group recognized revenues from sales to Clariteam amounting to €29 thousand. As of June 30, 2004, the Group recorded zero net trade receivables from ClariTeam and €4 thousand trade payables to ClariTeam. ClariTeam was no longer considered a related party for the years ended June 30, 2006 and 2005.
     Ecensity
     During May 2003, the Group signed an OEM agreement with Ecensity Corporation, a U.S. based company, in order to embed their technology into certain software products in lieu of an annual royalty arrangement. The Group’s Chairman is a board director of Ecensity and the Chairman along with other officers and investors of the Group are also significant shareholders of Ecensity Corporation. For the year ended June 30, 2006 and 2005, the Group paid €58 thousand and €141 thousand in relation to the OEM agreement. The Group had €0 and €58 trade payables with Ecensity as of June 30, 2006 and 2005.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
16 — RESTRUCTURING COSTS
     The following table summarizes the restructuring charges recorded in the Group’s consolidated statement of operations:

	Year ended June 30
	2006	2005	2004
Reduction in its workforce	€—	—	€795
Office rationalization	—	—	1,700

Total restructuring costs	€0	€0	€2,495

     The following information outlines the restructuring plans and related balance sheet information. During the year ended June 30, 2004, the Group effected a reduction in its worldwide workforce of 16 employees and adopted an office rationalization plan to further consolidate its U.S. offices and reduce the size of the Munich office. In accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”, costs associated with the office rationalization were incurred on the cease-to-use date per office location in an amount equal to the fair value of remaining term on lease contracts. The amounts charged against the provision established in fiscal year 2004 are as follows:

		Utilization		Non-cash
	Initial	fiscal year	Ending	portion of
	provision	2004	balance	provision
Reduction in its workforce	€795	€(795)	€—	€—
Office rationalization	1,700	(1,700)	—	—

Total restructuring costs	€2,495	€(2,495)	€0	€0

     As of June 30, 2004, the restructuring plan was completed. The initial provision of €2,495 thousand was slightly surpassed by €46 thousand of additional charges that were included in sales and marketing costs.
17 — VALUATION AND QUALIFYING ACCOUNTS
     The following table sets forth activity in the Group’s accounts receivable reserve account:

	Balance at
	beginning of				Currency	Balance at
	year	Provisions	Reversals	Write-offs	variation	end of year
Fiscal year 2004	€460	€113	€—	€(165)	€(21)	€387
Fiscal year 2005	€387	€89	€(109)	€(110)	€(4)	€253
Fiscal year 2006	€253	€49	€(47)	€(10)	€(2)	€243
18 — PERSONNEL COSTS
     For the years ended June 30, 2006, 2005, and 2004, total personnel costs (salaries, commissions, bonuses and related social charges) amounted to €23,853 thousand, €20,335 thousand, and €19,122 thousand, respectively. For the years ended June 30, 2006 and 2005, social charges included in total personnel costs amounted to €5,244 thousand, and €4,524 thousand, respectively. For the years ended June 30, 2006, 2005, and 2004, the Group’s average headcount was 215, 194, and 188 persons.

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
19 — COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICIERS
     During the years ended June 30, 2006, 2005 and 2004, the aggregate amount of gross compensation paid to executive officers and directors was respectively, €1,961 thousand (10 persons), €1,473 thousand (9 persons) and €1,284 thousand (12 persons). As of June 30, 2006 and 2005, the Group did not extend any loans or advances to a director or executive officer.
     As of June 30, 2006, there are two employment contracts between the Group and two of its directors that provide for benefits upon termination of their employment:
•	Mr. Gad Tobaly, Chief Executive Officer, is entitled to receive compensation equal to twelve months of his compensation and fully accelerated vesting of his stock options, if the Group terminates his employment other than for cause.

•	Mr. Philippe Ozanian, Chief Financial Officer, is entitled to receive compensation equal to twelve months of his compensation (including fixed salary and 100% of his variable salary along with indemnities linked with his employment contract at the date of the event), if either his employment contract is terminated for any reason other than for cause or if he resigns on the basis of a change in his position or responsibilities.
     As of June 30, 2006 and 2005, the number of outstanding warrants held by directors and executive officers was zero and 231,248 warrants, respectively. As of June 30, 2006 and 2005, the number of outstanding stock options held by directors and executive officers was 978,028 and 1,455,323 options, respectively. For the year ended June 30, 2006, €591 thousand of stock based compensation was recorded with stock options and warrants granted to directors and executive officers.
20 — NET INCOME (LOSS) PER SHARE
     The following table sets forth the computation of basic and diluted earnings per share:

	Year ended June 30,
	2006	2005	2004
Net income (loss)	€520	€124	€(6,204)

Weighted average common shares outstanding	17,810,281	17,271,717	17,778,929
Dilutive effect of stock options and warrants	1,504,736	3,664,465	—

Dilutive weighted average common shares outstanding	19,315,017	20,936,182	17,778,929

Basic net income (loss) per share	€0.03	€0.01	€(0.35)

Diluted net income (loss) per share	€0.03	€0.01	€(0.35)

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
21 — SUBSEQUENT EVENTS
     During September 2006, the Group completed a single transaction to purchase 700,000 treasury shares at a price of €4.78 per share that amounted to € 3,346 thousands. The purchase was conducted as part of the Group’s share repurchase program, approved by the Shareholders’ Meeting of December 9, 2005. Following this transaction, the Group owns approximately 1.9 million treasury shares, which represents less than 10% of all shares outstanding.

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INFOVISTA S.A.

Dated: October 10, 2006	By : /s/ GAD TOBALY Gad Tobaly
Chief Executive Officer

Exhibits Index

1	Statuts, or by-laws, of InfoVista (unofficial English translation up to date as of July 26, 2006)
4.1	License to Commercialize “ObjectStore,” “ObjectStore Performance Expert” and “ObjectStore Runtime,” between eXcelon Corporation and InfoVista dated August 23, 2000** (incorporated by reference to exhibit 4.1 to Form 20-F, Commission File Number 000-30838).
4.2	1996 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.5 to Form F-1, Commission File Number 333-12160)
4.3	1999 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 10.6 to Form F-1, Commission File Number 333-12160)
4.4	2000 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 10.7 to Form F-1, Commission File Number 333-12160)
4.5	2001 Stock Option Plan, as amended (unofficial English translation) (incorporated by reference to exhibit 4.3 to Form S-8, Commission File Number 333-81300)
4.6	2003 Stock Option Plan (unofficial English translation) (incorporated by reference to exhibit 4.6 to Form 20-F, Commission File Number 000-30838)
8	Subsidiaries of the Registrant (see “Information on the Company – General Information Concerning the Share capital of the Company – Subsidiaries and Investments”).
10.1	Consent of Ernst & Young Audit
10.2	Consent of PricewaterhouseCoopers Audit
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*	Financial statement schedules are omitted because they are not applicable or because the information required